SUBJECT TO COMPLETION, DATED JUNE 17, 2008

SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece

To the Shareholders of Seanergy Maritime Corp.:

You are cordially invited to attend a special meeting of the shareholders of Seanergy Maritime Corp., a Marshall Islands company (“Seanergy”), which will be held at 10:00 a.m., Eastern Time, on [          ], 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, 10154 (the “Special Meeting”).

At this important meeting, you will be asked to consider and vote upon the following proposals:

•	The vessel acquisition proposal — to approve the proposed acquisition by Seanergy Merger Corp., a wholly owned subsidiary of Seanergy (“Seanergy Buyer”), of six dry bulk carriers, including a newly built vessel and one vessel currently under construction (the “vessel acquisition”), for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) 4,308,075 shares of common stock of Seanergy Buyer, subject to Seanergy Buyer meeting certain predetermined earnings thresholds, pursuant to the terms and conditions of a Master Agreement by and among Seanergy, Seanergy Buyer, the several sellers parties thereto (the “Sellers”), and the several investors parties thereto (the “Investors”), and six separate memoranda of agreement, which we collectively refer to as the “MOAs,” between Seanergy Buyer and each Seller, each dated as of May 20, 2008 (the “vessel acquisition proposal” or “Proposal 1”);

•	The liquidation and dissolution proposal — to approve the proposed plan of liquidation of Seanergy in substantially the form set forth in Annex R to the accompanying proxy statement (the “plan of liquidation”) and dissolution of Seanergy. We refer to this as the “liquidation and dissolution.” In connection with the liquidation and dissolution, we will (i) adopt the plan of liquidation in compliance with Marshall Islands law; (ii) pay or adequately provide for the payment of our liabilities; (iii) file a certificate of dissolution with the Registrar of Corporations of the Marshall Islands; and (iv) distribute to each holder of shares of common stock of Seanergy one share of common stock of Seanergy Buyer for each share of Seanergy common stock. All outstanding warrants of Seanergy will concurrently become obligations of Seanergy Buyer and become exerciseable to purchase Seanergy Buyer common stock. We expect to file the certificate of dissolution with the Registrar of Corporations of the Marshall Islands, and accordingly distribute to our shareholders shares of common stock of Seanergy Buyer at such time as a registration statement filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended, or an Information Statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by Seanergy Buyer is declared effective, (the “liquidation and dissolution proposal” or “Proposal 2”);

•	to adjourn or postpone the special meeting in the event that Seanergy has not received the requisite shareholder vote to approve the vessel acquisition or liquidation and dissolution proposals; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Seanergy is a Business Combination Companytm, or BCCtm, which is a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more businesses or assets in the maritime shipping industry. On September 28, 2007, Seanergy consummated its initial public offering of 23,100,000 units, including 1,100,000 units issued upon the partial exercise of the underwriters’ over-allotment option, with each unit consisting of one share of its common stock and one warrant. Each warrant entitles the holder to purchase one share of Seanergy common stock at an exercise price of $6.50 per share. The units sold in Seanergy’s initial public offering were sold at an offering price of $10.00 per unit, generating gross proceeds of $231,000,000. This resulted in a total of $231,000,000 in net proceeds, including certain deferred offering costs

1

being held in a trust account maintained by Continental Stock Transfer & Trust Company, which we refer to as the trust account.

If Seanergy does not complete a business combination transaction by September 28, 2009, Seanergy’s corporate existence will terminate by operation of law and Seanergy will distribute to all of the holders of its shares issued in its initial public offering, $10.00 per share, plus a portion of the interest income on the trust account not previously distributed to its public shareholders (less taxes payable) and a pro rata share of any remaining available assets. Holders of 5,500,000 shares of Seanergy’s common stock, which were originally issued prior to Seanergy’s initial public offering (the “founding shares”), have waived their respective rights to participate in any liquidation distribution with respect to such shares should Seanergy fail to consummate a business combination transaction. In the event of Seanergy’s liquidation, it would not distribute funds from the trust account with respect to the Seanergy warrants, which would expire worthless.

A holder of shares of Seanergy common stock has the right to redeem such shares for a cash payment of $10.00 per share if such shareholder votes against the business combination and, at the same time, elects that Seanergy redeem such shares for cash, and the business combination is approved and completed. In order to exercise redemption rights, an eligible shareholder must vote against the vessel acquisition and elect to exercise redemption rights on the enclosed proxy card. If a shareholder votes against the vessel acquisition but fails to properly exercise redemption rights, such shareholder will not be entitled to have his/her shares redeemed for cash. Any request for redemption, once made, may be withdrawn at any time up to the date of the special meeting.

The board of directors of Seanergy has approved the above proposals and has fixed the close of business on [          ], 2008 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof. A list of shareholders as of the Record Date entitled to vote at the special meeting will be open to the examination of any shareholder, for any purpose germane to the special meeting, during ordinary business hours for a period of 10 calendar days before the special meeting at Seanergy’s offices at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece, and at the time and place of the special meeting during the duration of the special meeting.

Proposal 1 will be approved if: (a) provided there is a quorum, holders of at least a majority of the shares of Seanergy’s common stock cast at the special meeting vote in favor of the vessel acquisition proposal; and (b) the holders of less than 35% of Seanergy’s common stock issued in its initial public offering (or 8,084,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their redemption rights.

Proposal 2 will be approved if the holders of at least two-thirds of Seanergy’s common stock which is represented in person or by proxy and entitled to vote at the meeting vote in favor of the liquidation and dissolution proposal. Notwithstanding, Seanergy will not consummate the liquidation and dissolution unless the vessel acquisition is also approved. Each of the liquidation and dissolution proposal and vessel acquisition proposal will be voted on separately.

The liquidation and dissolution, if approved, is expected to occur following the initial closing of the vessel acquisition, at such time as a registration statement filed with the United States Securities and Exchange Commission by Seanergy Buyer relating to the liquidation and dissolution is declared effective. Following the liquidation and dissolution, Seanergy Buyer will succeed Seanergy as a reporting company under the U.S. securities laws.

The vessel acquisition is intended to be a qualifying “business combination” under Seanergy’s certificate of incorporation, and as such, requires your approval.

In the event the vessel acquisition is not consummated, Seanergy may continue to seek an alternative target business. If the vessel acquisition is not completed, then your shares will not be redeemed at this time, even if you so demand. Holders of the founding shares have agreed to vote: (i) all of such founding shares of common stock in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any shares of Seanergy common stock they acquired or may acquire in the future in favor of the vessel acquisition proposal.

2

After completion of the vessel acquisition, if no shareholder exercises his/her/its redemption rights, and assuming no warrants are exercised, public shareholders will continue to own approximately 78.63% of Seanergy and the holders of founding shares will own approximately 21.37% of Seanergy (including approximately 11.76% of Seanergy owned by the Investors).

Seanergy’s shares of common stock, warrants and units are listed on the American Stock Exchange under the symbols “SRG,” “SRG.WS” and “SRG.U,” respectively. On          , 2008, the closing price of the common stock was $     .

After careful consideration of the terms and conditions of the proposed vessel acquisition and liquidation and dissolution, the board of directors of Seanergy has determined that such proposals and the transactions contemplated thereby are in the best interests of Seanergy and its shareholders, and that such proposals and the transactions contemplated thereby are fair, from a financial point of view, to its shareholders. The board of directors of Seanergy recommends that you vote or give instruction to vote (i) “FOR” the vessel acquisition proposal and (ii) “FOR” the liquidation and dissolution proposal.

This proxy statement provides you with detailed information about the proposals, the transactions contemplated thereby and the special meeting of shareholders. We encourage you to read carefully this entire document and the documents incorporated by reference, including the transaction documents attached as annexes hereto.

YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 21.

This proxy statement may incorporate important business and financial information about Seanergy that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. The request should be sent to:

Seanergy Maritime Corp.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
+30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos

To obtain timely delivery of requested information, security holders must request the information no later than five days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is [     ], 2008.

We are soliciting the proxy represented by the enclosed proxy card on behalf of the board of directors, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing our proxy materials, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We have requested brokers, banks and nominees to forward proxy materials to the beneficial owners of our common stock. We have retained the proxy soliciting firm of Morrow & Co., LLC to assist in the solicitation of proxies and provide related advice and informational support. If you have any questions or need assistance in voting your shares, please contact Morrow & Co., LLC toll free at 1-800-662-5200; banks and brokers may call 1-800-662-5200.

THIS PROXY STATEMENT IS DATED [     ], 2008, AND IS FIRST BEING MAILED TO SEANERGY SHAREHOLDERS ON OR ABOUT [     ], 2008.

YOUR VOTE IS IMPORTANT. WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING OR NOT, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENVELOPE PROVIDED. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED BY THE PROXY HOLDERS IN FAVOR OF EACH PROPOSAL. IF YOU ABSTAIN, (1) YOUR VOTE IS NOT CONSIDERED A VOTE CAST AT THE MEETING WITH RESPECT TO THE VESSEL ACQUISITION PROPOSAL AND THEREFORE YOUR VOTE WILL HAVE NO EFFECT ON THE VOTE RELATING TO THE VESSEL ACQUISITION, (2) YOUR VOTE WILL HAVE THE EFFECT OF A VOTE AGAINST THE OUTCOME OF THE LIQUIDATION AND DISSOLUTION PROPOSAL AND (3) YOUR VOTE WILL HAVE THE EFFECT OF A VOTE AGAINST THE OUTCOME OF THE APPROVAL OF ANY OTHER PROPOSALS.

3

A VOTE AGAINST THE VESSEL ACQUISITION PROPOSAL WILL NOT HAVE THE EFFECT OF REDEEMING YOUR SHARES UNLESS YOU ALSO DEMAND REDEMPTION AND COMPLY WITH THE OTHER REQUIREMENTS APPLICABLE THERETO.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Enclosed are a notice of special meeting and proxy statement containing detailed information concerning the proposals and the transactions contemplated thereby. Whether or not you plan to attend the special meeting, we urge you to read this material carefully.

Sincerely,

Georgios Koutsolioutsos
Chairman of the Board of Directors of Seanergy Maritime Corp.

[          ], 2008

4

SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [          ], 2008

TO THE SHAREHOLDERS OF SEANERGY MARITIME CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders, including any adjournments or postponements thereof, of Seanergy Maritime Corp., a Marshall Islands corporation (“Seanergy”), will be held at 10:00 a.m. Eastern Standard Time, on [          ], 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, 10154, for the following purposes:

•	The vessel acquisition proposal — to approve the proposed acquisition by Seanergy Merger Corp., a wholly owned subsidiary of Seanergy (“Seanergy Buyer”), of six dry bulk carriers, including a newly built vessel and one vessel currently under construction (the “vessel acquisition”), for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) 4,308,075 shares of common stock of Seanergy Buyer, subject to Seanergy Buyer meeting certain predetermined earnings thresholds, pursuant to the terms and conditions of a Master Agreement by and among Seanergy, Seanergy Buyer, the several sellers parties thereto (the “Sellers”), and the several investors parties thereto (the “Investors”), and six separate memoranda of agreement, which we collectively refer to as the “MOAs,” between Seanergy Buyer and each Seller, each dated as of May 20, 2008 (the “vessel acquisition proposal” or “Proposal 1”);

•	The liquidation and dissolution proposal — to approve the proposed plan of liquidation of Seanergy in substantially the form set forth in Annex R to the accompanying proxy statement (the “plan of liquidation”) and dissolution of Seanergy. We refer to this as the “liquidation and dissolution.” In connection with the liquidation and dissolution, we will (i) adopt the plan of liquidation in compliance with Marshall Islands law; (ii) pay or adequately provide for the payment of our liabilities; (iii) file a certificate of dissolution with the Registrar of Corporations of the Marshall Islands; and (iv) distribute to each holder of shares of common stock of Seanergy one share of common stock of Seanergy Buyer for each share of Seanergy common stock. All outstanding warrants of Seanergy will concurrently become obligations of Seanergy Buyer and become exerciseable to purchase Seanergy Buyer common stock. We expect to file the certificate of dissolution with the Registrar of Corporations of the Marshall Islands, and accordingly, distribute to our shareholders shares of common stock of Seanergy Buyer at such time as a registration statement filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended, or an Information Statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by Seanergy Buyer is declared effective, (the “liquidation and dissolution proposal” or “Proposal 2”);

•	To adjourn or postpone the special meeting in the event that Seanergy has not received the requisite shareholder vote to approve the vessel acquisition or liquidation and dissolution proposals; and

•	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The board of directors of Seanergy has fixed the close of business on [          ], 2008, as the record date for the determination of shareholders entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Only the holders of record of Seanergy common stock on that date are entitled to have their votes counted at the special meeting and any adjournments or postponements thereof.

Seanergy will not transact any other business at the special meeting, except for business properly brought before the special meeting, or any adjournment or postponement thereof, by Seanergy’s board of directors.

Your vote is important regardless of the number of shares you own. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting.

5

The board of directors of Seanergy recommends that you vote (i) “FOR” the vessel acquisition proposal, and (ii) “FOR” the liquidation and dissolution proposal.

If you wish to attend the special meeting in person, please so indicate where requested on the accompanying proxy card. In addition, please write your name, where indicated, on the attached admission ticket and bring it with you to the special meeting. Due to space limitations, we request that only one guest accompany you to the special meeting.

By Order of the Board of Directors,

Georgios Koutsolioutsos
Chairman of the Board of Directors of Seanergy Maritime Corp.

[          ], 2008

6

PROXY STATEMENT FOR SPECIAL MEETING OF
SHAREHOLDERS OF SEANERGY MARITIME CORP.
TO BE HELD ON [          ], 2008

[          ], 2008

7

DEFINITIONS USED FOR EASE OF REFERENCE

Unless otherwise stated, references to the following terms shall have the following meaning:

“Act” means the Securities Act of 1933, as amended.

“Common stock”means common stock, par value $.0001 per share of Seanergy, and “shares” mean shares of common stock.

“Redemption right” means the right, available under our amended and restated articles of incorporation, to a public shareholder who affirmatively votes against the vessel acquisition proposal, to redeem each of his shares into cash in an amount equal to the redemption price per share, and “redemption price per share” means an amount equal to $10.00 per share, which redemption will be effected only if the vessel acquisition is approved as described in this proxy statement and consummated.

“Debt financing” means the debt financing to be obtained by Seanergy Buyer in the principal amount of up to approximately $255,000,000 depending upon how many shareholders exercise their redemption rights.

“Dollars” mean United States dollars.

“Founding shareholders” mean persons and entities that held founding shares immediately prior to our initial public offering and any transferees thereof, including the Investors.

“Founding shares” mean 5,500,000 shares of Common Stock which were originally issued prior to our initial public offering.

“Initial Closing” means the first closing of the vessel acquisition.

“Investor” or “Investors” means United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding, Inc., individually or collectively each an affiliate of members of the Restis family.

“IPO” or “initial public offering” means the initial public offering of Seanergy consummated on September 28, 2007.

“Original Founders” means Mr. Georgios Koutsolioutsos, a director and chairman of the board of directors of Seanergy and Seanergy Buyer, Mr. Alexios Komninos, a director and the chief financial officer of Seanergy and Seanergy Buyer, and Mr. Ioannis Tsigounakis, a director and the secretary of Seanergy and Seanergy Buyer.

“Pre-offering private placement” means the private placement consummated prior to our initial public offering of an aggregate of 16,016,667 warrants at a purchase price of $.90 per warrant.

“Private placement warrants” means the 16,016,667 warrants issued (or subsequently transferred) to the founding shareholders in connection with pre-offering prior to the completion of the IPO.

“Public shareholders” mean persons (other than founding shareholders with respect to voting on the vessel acquisition proposal) who acquired shares included in the units sold in our IPO, whether in such offering or in the open market after such offering.

“Public shares” mean shares included in the units sold in our IPO, whether the holder thereof acquired such shares in such offering or in the open market after such offering.

“Seanergy Buyer” means Seanergy Merger Corp., a wholly owned subsidiary of Seanergy formed under the laws of the Marshall Islands.

“Seller” or “Sellers” means Valdis Marine Corp., a Marshall Islands corporation, Goldie Navigation Ltd., a Marshall Islands corporation, Kalistos Maritime S.A., a Marshall Islands corporation, Kalithea Maritime S.A., a Marshall Islands corporation, Pavey Services Ltd., a British Virgin Islands company, and Shoreline Universal Limited, a British Virgin Islands company each an affiliate of members of the Restis family.

8

“Transaction documents” means the Master Agreement, the Voting Agreement, the Registration Rights Agreement, the Note, the Right of First Refusal Agreements, the Management Agreement, the Brokerage Agreement and each MOA, each as amended from time to time.

“Trust account” means the trust account maintained at HSBC Bank Plc., London, England, held by Continental Stock Transfer & Trust Company, as trustee, in which $231,000,000 of the proceeds of our initial public offering (or $10.00 per unit sold, including the deferred underwriters’ discount and commissions of $5,362,500) were deposited and will be held until the earlier of the consummation of our initial business combination within the time period and on the terms described in our amended and restated articles of incorporation or, if we fail to consummate such a combination, our liquidation and dissolution as required by our amended and restated articles of incorporation.

“Vessel acquisition” or “acquisition” means the proposed acquisition by Seanergy Buyer or its nominated wholly owned subsidiaries of six dry bulk carriers, including a newly built vessel and one vessel currently under construction, under the terms and conditions of the Master Agreement and the several MOAs, each dated May 20, 2008 (as amended from time to time).

“We,” “us,” “our” or “Seanergy” means Seanergy Maritime Corp., and unless otherwise indicated herein shall also refer to Seanergy Buyer or its nominated wholly-owned subsidiaries, as the case may be, after the vessel acquisition.

9

i

ANNEXES

Annex A	—	Master Agreement dated as of May 20, 2008	A-1
Annex B	—	Memorandum of Agreement relating to the African Oryx dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Valdis Marine Corp., as seller	B-1
Annex C	—	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Goldie Navigation Ltd., as seller	C-1
Annex D	—	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Davakis G. (ex. Hull No. KA215) dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalistos Maritime S.A., as seller	D-1
Annex E	—	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalithea Maritime S.A., as seller	E-1
Annex F	—	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Pavey Services Ltd., as seller	F-1
Annex G	—	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Shoreline Universal Limited, as seller	G-1
Annex H	—	Management Agreement dated as of May 20, 2008	H-1
Annex I	—	Brokerage Agreement dated as of May 20, 2008	I-1
Annex J	—	Voting Agreement dated as of May 20, 2008	J-1
Annex K	—	Form Convertible Secured Promissory Note	K-1
Annex L	—	Fairness Opinion of Axiom Capital Management, Inc.	L-1
Annex M	—	Amended and Restated Articles of Incorporation of Seanergy Merger Corp.	M-1
Annex N	—	Amended and Restated Bylaws of Seanergy Merger Corp.	N-1
Annex O	—	Form of Proxy	O-1
Annex P	—	Form of Amendment to Voting Agreement	P-1
Annex Q	—	Form of Amendment to Master Agreement	Q-1
Annex R	—	Plan of Complete Liquidation and Dissolution	R-1

ii

SUMMARY OF THE MATERIAL TERMS OF THE BUSINESS COMBINATION

Seanergy is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, vessel acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Its principal executive offices are located in Athens, Greece. See the section entitled, “Information About Seanergy.”

Pursuant to the terms and conditions of the Master Agreement and the several MOAs, each dated May 20, 2008, by and among Seanergy, Seanergy Buyer, the Sellers and the Investors (as amended from time to time), Seanergy Buyer has agreed to acquire six dry bulk carriers, including a newly built vessel and one vessel currently under construction. Seanergy will outsource the management and commercial brokerage of its fleet to affiliates of the Sellers. In particular, the commercial brokerage of its fleet has been contracted out to Safbulk Pty, Ltd., or Safbulk, and the management of its fleet has been contracted out to Enterprise Shipping and Trading, S.A., or EST. Both such companies are affiliates of members of the Restis family who are affiliates of the Sellers and Investors.

After careful consideration, Seanergy’s board of directors has determined that the proposed vessel acquisition meets all of the conditions to the consummation of a business combination described in the prospectus for Seanergy’s IPO.

To fund the vessel acquisition and related fees and expenses, Seanergy will use substantially all of the funds from the trust account and up to a maximum of approximately $255,000,000 from the debt financing, assuming that the maximum number of public shareholders exercise their redemption rights. See the section entitled, “The Acquisition Financing.”

Concurrently with entering into the Master Agreement, a Voting Agreement was entered into by and among Seanergy, Seanergy’s former chief executive officer and co-chairman of the board of directors, Mr. Panagiotis Zafet, Seanergy’s former chief operating officer and director, Mr. Simon Zafet, the Investors, and the Original Founders. Messrs. Zafet had previously entered into a stock purchase agreement pursuant to which they sold all their interests in the founding shares and private placement warrants owned by them to the Investors in exchange for an agreed upon sales price and resigned from their offices and directorships of Seanergy. Because the transfer of their shares to the Investors cannot be recorded until the applicable escrow and lock-up periods expire, they are parties to the Voting Agreement. Under the terms of the Voting Agreement, for a period of two years: (i) each of the Original Founders on one hand, and the Investors, on the other hand shall have the right to nominate, and each such other party shall vote its shares in favor of the election of, six directors appointed by the other group and (ii) the parties shall jointly nominate the thirteenth director. Notwithstanding the foregoing, in the event that either the Investors’ or Original Founders’ common stock ownership falls below certain agreed to thresholds, then the other party shall have the right to terminate the Voting Agreement prior to the expiration of the two-year term.

The Master Agreement provides that promptly after the request of the Investors, Seanergy shall cause the officers of Seanergy, other than Messrs. Ploughman and Koutsolioutsos, to resign as officers, and the Investors have the right to appoint such other officers as they deem appropriate in their discretion.

Pursuant to the Master Agreement, on May 20, 2008, Seanergy and Seanergy Buyer established shipping committees of three directors and delegated to them the exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Messrs. Ploughman and Koutsoubelis, the newly appointed directors nominated by the Investors, and Mr. Elias Culucundis, a continuing director, were appointed to such committee.

The vessel acquisition will be approved if: (a) provided there is a quorum, holders of at least a majority of the shares of Seanergy’s common stock cast at the special meeting vote in favor of the vessel acquisition proposal; and (b) the holders of less than 35% of Seanergy’s common stock issued in its initial public offering (or 8,084,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their redemption rights. See the section entitled, “Proposal 1 — The Vessel Acquisition Proposal — Vote Required.”

The liquidation and dissolution proposal will be approved if the holders of at least two-thirds of Seanergy’s common stock which is represented in person or by proxy and entitled to vote at the meeting, vote in favor of the liquidation and dissolution proposal. Notwithstanding, Seanergy will not consummate the liquidation and dissolution unless the vessel acquisition is also approved. Each of the liquidation and dissolution proposal and vessel acquisition proposal will be voted on separately.

Pursuant to the Master Agreement and the several MOAs, the special meeting must take place on or before July 30, 2008 and the initial closing will take place within 15 days after all conditions to the initial closing have been satisfied (subject to the Sellers exercising their option to extend the date of the special meeting), as described below under “The Acquisition Agreements — Closing Conditions.” In addition, subsequent closings will take place upon delivery of the vessels that have not been delivered at the initial closing.

The Master Agreement may be terminated as follows: (i) by mutual written consent of Seanergy and Seanergy Buyer and a majority of the Sellers and the Investors; (ii) by the Sellers, if this proxy statement is not mailed to Seanergy’s shareholders within 10 business days from the date Seanergy received the financial information of the Sellers required to be in this proxy statement; or (iii) by the Sellers, if the special meeting has not occurred by July 30, 2008, or such later date as the Sellers may, from time to time, specify by notice in writing to the Seanergy and Seanergy Buyer.

2

The Vessel Purchase

The following chart illustrates the structure of the proposed vessel acquisition:

Affiliates of members of the Restis Family
Valdis Marine Corp.
African Oryx (Handysize)
$44,080,750
Goldie Navigation Ltd.
African Zebra (Handysize)
$34,500,000
Pavey Services Ltd.
BREMEN MAX (Panamax)
$70,350,000
Shoreline Universal Limited
HAMBURG MAX (Panamax)
$74,350,000
Kalistos Maritime S.A.
Davakis G. (ex. Hull No. KA215) (Supramax)
$88,500,000
Kalithea Maritime S.A.
Hull No. KA216 (Supramax)
$83,500,000
Seanergy Merger Corp. (or Nominated Subsidiary)
United Capital Investments Corp.
Atrion Shipholding S.A.
Plaza Shipholding Corp.
Comet Shipholding Inc.
$28,250,000 Convertible Promissory Note (convertible into up to 2,260,000 shares of Seanergy Merger Corp.), plus up to 4,308,075 shares of Seanergy Merger Corp.

3

The following chart illustrates the services to be provided by affiliates of members of the Restis family following the initial closing:

*	Enterprise Shipping and Trading, S.A., South African Marine Corporation S.A. and Safbulk Pty Ltd. are each affiliated with members of the Restis family.

**	Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family and purchased 687,500 shares of Seanergy common stock (for an aggregate of 2,750,000 shares) from Messrs. Panagiotis Zafet and Simon Zafet, each of whom was an officer and director of the Seanergy, on May 20, 2008. These shares are subject to the same restrictions as the founding shares issued to our Original Founders. This percentage includes an additional 613,000 shares of common stock purchased by United Capital Investment Corp. in the open market on June 5, 2008 and June 10, 2008. This percentage does not include up to an aggregate of 2,260,000 shares of Seanergy Buyer stock issuable to these entities if they convert the convertible note they will receive in connection with the vessel acquisition and up to an aggregate of 4,308,075 shares of Seanergy Buyer stock issuable to these entities if Seanergy Buyer achieves certain earnings thresholds, for a total of up to an aggregate of 6,568,075, which shares are exchangeable for Seanergy common stock on a one-for-one basis and, if exchanged, would increase their beneficial ownership to approximately 28.24%. This percentage does not include shares of common stock issuable upon exercise of warrants that are not exercisable in the next 60 days.

4

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

What is the purpose of this document?

This document serves as Seanergy’s proxy statement.

As a proxy statement, this document is being provided to Seanergy shareholders because the Seanergy board of directors is soliciting their proxies to vote to approve, at the special meeting, (a) the vessel acquisition by Seanergy Buyer, a wholly owned Marshall Islands subsidiary of Seanergy, of six dry bulk carriers, including a newly built vessel and one vessel currently under construction, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) 4,308,075 shares of common stock of Seanergy Buyer, subject to Seanergy Buyer meeting certain predetermined earnings thresholds, pursuant to the terms and conditions of the Master Agreement by and among Seanergy, Seanergy Buyer, the Sellers, and the Investors, and the MOAs between Seanergy Buyer and each Seller, each dated as of May 20, 2008; and (b) the liquidation and dissolution of Seanergy.

What is being voted on?

There are two proposals on which you are being asked to vote.

The first proposal is to approve the acquisition of six dry bulk carriers, including a newly built vessel and one vessel currently under construction, under the terms of the Master Agreement and the six MOAs, each dated as of May 20, 2008. Pursuant to the terms and conditions of the Master Agreement and the MOAs, Seanergy will acquire the vessels to be delivered at the initial closing and the vessels to be delivered at one or more subsequent closings from the Sellers for an aggregate purchase price of $367,030,750 in cash, $28,250,000 in the form of a convertible promissory note and 4,308,075 shares of Seanergy Buyer common stock (subject to Seanergy Buyer meeting certain predetermined earnings thresholds).

The second proposal is to approve and authorize the liquidation and dissolution of Seanergy.

In addition, you are also being asked to vote for the adoption and approval of a proposal to allow Seanergy to adjourn or postpone the special meeting in the event that Seanergy has not received the requisite shareholder vote to approve Proposal 1 or Proposal 2.

Why is Seanergy proposing the vessel acquisition?

Seanergy is a blank check company formed specifically for the purpose of acquiring, through a merger, capital stock exchange, vessel acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry, whose fair market value is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions in the amount of $5,362,500). On September 28, 2007, Seanergy consummated its IPO of 23,100,000 units, including 1,100,000 units issued upon the partial exercise of the underwriters’ over-allotment option, with each unit consisting of one share of its common stock and one warrant. The units sold in Seanergy’s IPO were sold at an offering price of $10.00 per unit, generating gross proceeds of $231,000,000, which are being held in the trust account. Pursuant to our amended and restated articles of incorporation, our corporate existence will terminate by operation of law if we do not complete a business combination by September 28, 2009. Seanergy believes that the dry bulk sector of the shipping industry currently provides the most attractive opportunities for a business combination, and that the Sellers, the Investors and their affiliates are reputable vessel owners and operators in this highly fragmented sector. Management believes that the fleet of vessels to be purchased is well-diversified in terms of age, size and type of vessel, and the time charters in respect of the vessels that will commence upon delivery of the vessels to us are at attractive rates and will provide us with stable cash flow. Finally, because the Investors (which are parties related to the Sellers), through their affiliates, will manage the vessels and are significant shareholders in Seanergy, they will have a vested interest in the performance of the fleet and Seanergy as a whole.

5

Why is Seanergy proposing the liquidation and dissolution at this time?

Seanergy is proposing the liquidation and dissolution because following the vessel acquisition Seanergy is no longer needed. Liquidating Seanergy will save us substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of our status as a partnership for U.S. federal income tax purposes. In addition to the cost savings involved, certain non-corporate U.S. Holders (as such term is defined under “Taxation — Certain U.S. Federal Income Tax Consequences”) of Seanergy Buyer’s stock after the liquidation should benefit from the reduced rate of U.S. federal income tax of 15% on dividends from Seanergy Buyer (assuming the stock of Seanergy Buyer is listed on the American Stock Exchange or other qualified stock exchange after our liquidation and certain other requirements are met). See the discussion below at “Taxation — Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders of Owning and Disposing of Common Stock and Warrants of Seanergy Buyer — Taxation of Distributions Paid on Common Stock.” Without the liquidation, the reduced rate of U.S. federal income tax generally should not apply to dividends paid from Seanergy Buyer to Seanergy. See the discussion below at “Taxation — Certain U.S. Federal Income Tax Consequences — Tax Consequences Prior to and as a Result of Our Liquidation — Tax Consequences to U.S. Holders of Our Common Stock and Warrants.” In addition, if Seanergy does not obtain the requisite shareholder vote to approve the liquidation and dissolution proposal at this time, and Seanergy were to liquidate pursuant to a separate shareholder vote at a later time, and, in connection therewith, Seanergy’s warrants are assumed by Seanergy Buyer there is a substantial risk that, for U.S. federal income tax purposes, Seanergy generally should recognize gain or other income (and, thus, the U.S. Holders of Interests in Seanergy should recognize their distributive share of such gain or other income) to the extent the liabilities assumed (or taken subject to) by Seanergy Buyer in connection with such subsequent liquidation (which may include the fair market value of the warrants of Seanergy at the time of such liquidation) exceed the tax basis of the assets, if any, transferred to Seanergy Buyer in connection with such liquidation.

Does Seanergy’s board of directors recommend voting for the proposals?

Yes. After careful consideration, Seanergy’s board of directors has determined that the proposed vessel acquisition and liquidation and dissolution are in the best interests of Seanergy and its shareholders and that the vessel acquisition is fair, from a financial point of view, to its shareholders. The board recommends that Seanergy shareholders vote (i) “FOR” the vessel acquisition proposal and (ii) “FOR” the liquidation and dissolution proposal. The members of the board have interests in the acquisition that are different from, or in addition to, your interests as a shareholder. For a description of such interests, please see the section entitled, “Proposal 1 — The Vessel Acquisition Proposal — Interests of Seanergy’s Directors and Officers in the Vessel Acquisition.”

Did the directors of Seanergy make a determination as to the value of the vessels?

Yes. Seanergy’s board of directors valued the vessels in reliance on a fairness opinion provided by Axiom Capital Management. See the section entitled “Fairness Opinion”

Seanergy’s directors determined that the acquisition was fair, from a financial point of view, to its shareholders and that the fair market value of the vessels will be in excess of 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions in the amount of $5,362,500) at the time of the execution of the Master Agreement and at the initial closing.

For a discussion of the factors the board considered in making this determination, see the section entitled, “Proposal 1 — The Vessel Acquisition Proposal — Seanergy’s Reasons for the Vessel Acquisition and Recommendation of Seanergy’s Board of Directors.”

What vote is required in order to approve the vessel acquisition proposal?

The vessel acquisition will be approved if: (a) provided there is a quorum, holders of at least a majority of the shares of Seanergy’s common stock cast at the special meeting vote in favor of the vessel acquisition proposal; and (b) the holders of less than 35% of Seanergy’s common stock issued in its initial public offering (or 8,084,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their redemption rights.

6

Each shareholder has the right to vote against the vessel acquisition proposal and, at the same time, demand that Seanergy redeem such shareholder’s shares into cash at the redemption price of $10.00 per share.

If the vessel acquisition is not completed, then your shares will not be redeemed at this time, even if you so demand. Seanergy’s founding shareholders, including all of its current directors and officers who purchased founding shares, presently own an aggregate of approximately 21.37% of Seanergy’s outstanding shares of common stock. All of these shareholders have agreed to vote: (i) all of the founding shares the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any additional shares of Seanergy common stock they acquired or may acquire in the future in favor of the vessel acquisition proposal.

What vote is required in order to approve the liquidation and dissolution proposal?

The approval of the liquidation and dissolution proposal will require the affirmative vote of two-thirds of Seanergy’s common stock, which is represented in person or by proxy and entitled to vote at the special meeting.

How do I vote?

As all of our public shares are held in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or by obtaining a proxy from the record holder authorizing you to vote your shares, attending the special meeting in person and voting your shares by submitting a ballot at the special meeting.

What will happen if I abstain from voting or fail to vote?

An abstention or the failure to instruct your broker how to vote (also known as a broker non-vote) is not considered a vote cast at the meeting with respect to the vessel acquisition proposal and therefore your vote will have no effect on the vote relating to the vessel acquisition. Failure to vote will not have the effect of redeeming your shares into a pro rata portion of the trust account.

An abstention or broker non-vote, since it is not an affirmative vote in favor of a respective proposal but adds to the number of shares present in person or by proxy, will have the same effect as a vote against the liquidation and dissolution proposal.

What do I do if I want to change my vote or revoke my proxy?

You may change your vote by ensuring that the bank, broker, or other nominee who is the record owner of your shares sends a later-dated, signed proxy card reflecting your changed instructions to Alexios Komninos at Seanergy, but such later-dated proxy must be received by Seanergy no later than 5:00 P.M., New York City time, on [     ], 2008 (the business day prior to the date of the special meeting of Seanergy shareholders).

You also may revoke your proxy by ensuring that your bank, broker or nominee sends a notice of revocation to Alexios Komninos at Seanergy, but such revocation must be received by Seanergy no later than 5:00 P.M., New York City time, on [     ], 2008 (the business day prior to the date of the special meeting of Seanergy shareholders). You may also change your vote or revoke your proxy by obtaining a proxy from the record holder of your shares authorizing you to vote your shares or revoke your proxy, attending the special meeting in person, requesting a ballot and voting at the special meeting or requesting return of your proxy, as applicable.

Will I receive anything in the vessel acquisition?

If you vote your shares for the vessel acquisition proposal and the acquisition is completed, you will continue to hold the Seanergy securities that you currently own. However, if the liquidation and dissolution proposal is approved, upon the liquidation and dissolution, you will receive shares of Seanergy Buyer common stock on a one-for-one basis. If the acquisition is completed but you have voted your shares against the vessel acquisition proposal and have properly exercised your redemption rights, your Seanergy shares will be cancelled and you will receive cash at the redemption price equal to $10.00 per share.

7

How is Seanergy paying for the acquisition?

The estimated sources and uses of funds necessary to consummate the acquisition are set forth in the following table:

Sources of Funds	Dollars	Uses of Funds	Dollars

Debt financing	$157,030,750	Cash paid to seller	$367,030,750
Cash from Trust Account)	231,000,000	Shareholder Redemption	0
Seanergy cash on hand	1,500,000	Promissory Note	28,250,000
Promissory Note	28,250,000	Transaction expenses
		Deferred underwriting discount	5,362,500
		Legal fees and expenses	1,250,000
		Printing and engraving expenses	100,000
		Accounting fees and expenses	50,000
		Miscellaneous expenses	7,905,686
		Working capital	7,831,814
Total sources	$417,780,750	Total uses	$417,780,750

Did any of Seanergy’s officers or directors purchase securities in or after its initial public offering?

None of Seanergy’s officers or directors purchased securities in or after its initial public offering. United Capital Investments Corp. purchased an aggregate of 613,000 shares of Seanergy common stock and an affiliate of one of the members of the Restis family purchased 903,550 warrants of Seanergy. Messrs. Dale Ploughman and Kostas Koutsoubelis, the Investor appointees to the board, do not have any financial interest in these shares or warrants.

What are my redemption rights in connection with the acquisition?

You have the right to vote against the vessel acquisition proposal and demand that Seanergy redeem all (and not less than all) of your public shares into cash at the redemption price of $10.00 per share. See the section entitled, “The Seanergy Special Meeting — Redemption Rights.”

How do I exercise my redemption rights?

If you wish to exercise your redemption rights, you must vote against the vessel acquisition proposal and, prior to or contemporaneously with your vote against the vessel acquisition proposal, affirmatively demand that Seanergy redeem all (and not less than all) of your shares. Any action that does not include a vote against the vessel acquisition proposal will prevent you from exercising your redemption rights. If, notwithstanding your vote, the acquisition is completed, then you will be entitled to receive cash at the redemption price of $10.00 per share. If you exercise your redemption rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. You may only demand that Seanergy redeem your shares by checking the box on the proxy card and, at the same time, ensuring that your bank or broker complies with the requirements identified below. You will only be entitled to receive cash for those shares if you continue to own those shares through the initial closing date of the vessel acquisition. If the vessel acquisition is not completed, then your shares will not be redeemed at this time, even if you so demand. See the section entitled, “The Seanergy Special Meeting — Redemption Procedures.”

What additional redemption procedures are required if my shares are held in “street name”?

All of our public shares are held in “street name.” Accordingly, your bank or broker must, by 5:00 P.M., New York City time, on [     ], 2008, the business day prior to the special meeting, electronically transfer your shares to The Depository Trust Company, or DTC, account of Continental Stock Transfer & Trust Company, our stock transfer agent, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written

8

instructions that you want to redeem your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the initial closing of the vessel acquisition. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, attn: Mark Zimkind, tel. 212-845-3287, fax 212-616-7616 by 5:00 p.m., New York City time, on [     ], 2008, the business day prior to the special meeting, your shares will not be redeemed.

If you demand redemption of your shares, and later decide that you do not want to redeem such shares, your bank or broker must make arrangements with Continental Stock Transfer & Trust Company, at the telephone number stated above, to withdraw the redemption. To be effective, withdrawals of shares previously submitted for redemption must be completed prior to the commencement of the special meeting.

Continental Stock Transfer & Trust Company can assist with this process. We urge shareholders who may wish to exercise their redemption rights to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such shareholders fail to act promptly, they may be unable to timely satisfy the redemption requirements.

If I exercise my redemption rights, may I still exercise my warrants?

If you redeem your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

What are the U.S. federal income tax consequences of the vessel acquisition and our liquidation?

As described below under the heading “Taxation — Certain U.S. Federal Income Tax Consequences,” neither we nor Seanergy Buyer should recognize any gain or loss for U.S. federal income tax purposes as a result of the vessel acquisition. We expect to be treated as a partnership for U.S. federal income tax purposes through the date of our liquidation. As a result, a U.S. Holder of an Interest (as such terms are defined under “Taxation — Certain U.S. Federal Income Tax Consequences”) generally should recognize gain (but not loss) for U.S. federal income tax purposes equal to such holder’s proportionate share of the excess, if any, of the fair market value of each of our assets over our tax basis in such asset at the time of the transfer of such asset to Seanergy Buyer in connection with our liquidation. In addition, a U.S. Holder of an Interest generally should be allocated gain for U.S. federal income tax purposes to the extent of such holder’s proportionate share of the excess, if any, of the aggregate liabilities assumed (or taken subject to) by Seanergy Buyer in connection with the our liquidation over the aggregate tax basis of the assets transferred to Seanergy Buyer in connection with such liquidation.

Do Seanergy shareholders have appraisal rights under the laws of the Marshall Islands?

Under the laws of the Marshall Islands, appraisal rights are not available to Seanergy shareholders in connection with the vessel acquisition proposal nor with respect to the liquidation and dissolution proposal.

What happens to the funds deposited on the trust account on consummation of the vessel acquisition?

On consummation of the vessel acquisition, any funds remaining in the trust account after payment of amounts, if any, to shareholders properly exercising their redemption rights, will be used to partially fund the vessel acquisition by Seanergy Buyer. We anticipate that a maximum amount of $227,179,972 million (excluding deferred underwriting discounts and commissions of $5,362,500) may be available on consummation of the acquisition assuming that none of the public shareholders vote against the vessel acquisition proposal and redeem their shares for cash. A minimum amount of $146,329,982 million (excluding deferred underwriting discounts and commissions of $5,362,500) would be available on consummation of the acquisition assuming that public shareholders owning 8,084,999 shares, the maximum number of shares that can be redeemed, both vote against the vessel acquisition proposal and redeem their shares for cash at the redemption price per share.

9

Who will manage Seanergy upon completion of the vessel acquisition?

Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors is required to consist of seven persons and upon the earlier of the initial closing or September 30, 2008, our board of directors is required to consist of 13 persons. Initially, the Investors and the Original Founders have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) three people named by the Investors to be elected to our board of directors, (ii) three people named by the Original Founders to be elected to our board of directors, and (iii) one person jointly selected by the Investors and the Original Founders to be elected to our board of directors. Upon the earlier of the initial closing or September 30, 2008 and continuing until May 20, 2010, the Investors and the Original Founders have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Investors to be elected to our board of directors, (ii) six people named by the Original Founders to be elected to our board of directors, and (iii) one person jointly selected by the Investors and the Original Founders to be elected to our board of directors.

The six members of our board of directors designated by each of the Investors and the Original Founders will be divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by the Investors will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.

Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Investors pursuant to the Voting Agreement.

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to name such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to name such director. Vacancies on the board of directors shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

The parties to the Voting Agreement have also agreed to appoint and remove directors and fill board vacancies of Seanergy Buyer in a similar manner to us.

The Master Agreement provides that promptly after the request of the Investors, Seanergy shall cause the officers of Seanergy, other than Messrs. Ploughman and Koutsoliotsos, to resign as officers, and the Investors have the right to appoint such other officers as they deem appropriate in their discretion. With respect to our officers and the officers of Seanergy Buyer, the parties agreed that Dale Ploughman and Georgios Koutsolioutsos would serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Investors shall have the right to appoint his replacement.

What are the interests of Seanergy’s directors and officers in the transaction?

Our founding shareholders, three of which serve on our board of directions, own shares of our common stock, which will be released from escrow only if a business combination is successfully completed, and own warrants that will expire worthless if a business combination is not consummated. In addition, Messrs. Dale Ploughman and Kostas Koutsoubelis have each been appointed to serve on our board of directors by the Investors. The Investors also beneficially own founding shares which will be released from escrow only if a business combination is successfully completed and warrants which will expire worthless if a business combination is not consummated, all of which were purchased for $25,000,000 from two of our former officers and directors. Accordingly, the board members may have certain financial motivations to consummate a business combination.

What happens if the vessel acquisition is not consummated?

If the vessel acquisition is not consummated, the liquidation and dissolution will not be completed, and Seanergy will continue to search for a target business to acquire. However, if we have not consummated a business combination by September 28, 2009, Seanergy’s corporate existence will cease by operation of law. In such case, we will promptly distribute only to our public shareholders $10.00 per share, plus a portion of the interest not previously distributed to our public shareholders (less any taxes payable by us), and a pro rata share of any remaining assets (subject to provision for creditors). This amount, less any liabilities not paid by certain members of

10

Seanergy’s board and not waived by the creditors, would be distributed to the holders of the 23,100,000 shares of common stock purchased in Seanergy’s initial public offering.

In the event it is unable to complete a business combination prior to September 28, 2008, Seanergy estimates that the liquidation and dissolution process would cost approximately $15,000 and that Seanergy would be indemnified for such costs by its founding shareholders. In the event that the founding shareholders are unable to satisfy their respective indemnification obligations or in the event that there are subsequent claims such as subsequent non-vendor claims for which the founding shareholders have no indemnification obligations, the amount ultimately distributed to shareholders may be reduced even further. However, Seanergy currently has no basis to believe there will be any such liabilities or to provide an estimate of any such liabilities. See the section entitled “Risk Factors” for a further discussion with respect to amounts payable from the trust account.

When do you expect the vessel acquisition to be completed?

It is currently anticipated, pursuant to the Master Agreement and the several MOAs, that the special meeting will take place on or before July 30, 2008 and the initial closing will take place within 15 days after all conditions to the initial closing have been satisfied (subject to the Sellers exercising their option to extend the date of the special meeting), as described below under “The Acquisition Agreements — Closing Conditions.” In addition, subsequent closings will take place upon delivery of the vessels that have not been delivered at the initial closing. The Master Agreement and the MOAs shall automatically terminate if the special meeting has not occurred by July 30, 2008, unless the Sellers opt to extend the date of the special meeting in accordance with the terms of the Master Agreement as the Investors may from time to time specify in writing to Seanergy.

What is the anticipated dividend policy of Seanergy Buyer?

Seanergy Buyer anticipates paying dividends in the amount of $1.20 per share on a quarterly basis during the one-year period, commencing with the second full quarter following the initial closing of the vessel acquisition. The founding shareholders have agreed for such one year period to subordinate their rights to receive dividends with respect to the 5,500,000 founding shares to the rights of Seanergy public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments. The declaration and payment of any dividend is subject to the discretion of our and Seanergy Buyer’s boards of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

Who can help answer my questions?

If you have questions about the proposals or the special meeting, you may write or call Seanergy Maritime Corp. at, Seanergy Maritime Corp., c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece, telephone +30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos.

11

SUMMARY OF THE PROXY STATEMENT

This summary is being provided to discuss the material items with respect to the proposals, which is described in detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers. See the section entitled, “Where You Can Find More Information.”

Seanergy

Seanergy is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, vessel acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.

The principal executive office of Seanergy is located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece, telephone +30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos.

The Sellers

Each of the Sellers is a single vessel-owning entity, a customary form of vessel ownership in the shipping industry, owned by companies affiliated with members of the Athens-based Restis family. The Sellers are: Valdis Marine Corp., a Marshall Islands company, Goldie Navigation Ltd., a Marshall Islands company, Kalistos Maritime S.A., a Marshall Islands company, Kalithea Maritime S.A., a Marshall Islands company, Pavey Services Ltd., a British Virgin Islands company, and Shoreline Universal Limited, a British Virgin Islands company.

Members of the Restis family have been engaged in the international shipping industry for more than forty years, including the ownership and operation currently of more than sixty vessels in various segments of the shipping industry, including cargo and chartering interests. We believe that the separate businesses controlled by members of the Restis family, when taken together, comprise one of the largest independent Greek-based shipowning and management groups in the drybulk sector of the shipping industry. Through our separate agreements with affiliates of members of the Restis family in respect of the management of our vessels and the chartering of all of the six vessels in our initial fleet upon their delivery to us, we expect to benefit from their extensive industry experience and established relationships.

The Vessel Acquisition Proposal

Seanergy is proposing to purchase six dry bulk carriers, including a newly built vessel and one vessel currently under construction, pursuant to the Master Agreement and six separate MOAs from the Sellers for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy Buyer common stock (subject to Seanergy Buyer meeting certain earnings-based thresholds as defined in the Master Agreement). See the section entitled “The Acquisition Agreement — The Master Agreement; The Six Memoranda of Agreement or MOAs.”

It is currently anticipated that, pursuant to the Master Agreement and the several MOAs, the special meeting will take place on or before July 30, 2008 and the initial closing will take place within 15 days after all conditions to the initial closing have been satisfied (subject to the Sellers exercising their option to extend the date of the special meeting), provided that:

•	Seanergy’s shareholders have approved the vessel acquisition proposal;

•	public shareholders owning less than 35% of the Seanergy public shares, or 8,084,999 shares of common stock, vote against the vessel acquisition proposal and properly exercise their redemption rights; and

•	the other conditions specified in the Master Agreement and the MOAs have been satisfied or waived.

The Master Agreement and the MOAs are included as Annex A through Annex G attached to this proxy statement. We encourage you to read the Master Agreement and the MOAs in their entirety. See the section entitled, “The Acquisition Agreements.”

12

Acquisition Financing

Seanergy intends to fund a portion of the aggregate purchase price of the six dry bulk carriers, including a newly built vessel and one vessel currently under construction, with (i) the cash in the trust account, net of the deferred underwriting compensation and estimated expenses of approximately $14.7 million for legal and accounting services, the fairness opinion and other services and (ii) debt financing in a maximum principal amount of approximately $255,000,000, which debt will be secured by the vessels that Seanergy has agreed to purchase as part of the vessel acquisition. Seanergy intends to borrow an amount sufficient to fund the balance of the cash portion of the aggregate purchase price of the vessels to be delivered at the initial closing and the vessels to be delivered at subsequent closing, to the extent that funds in the trust account are used to pay redeeming shareholders. Following the acquisition of the six vessels, Seanergy expects to have working capital of approximately $7.8 million. Any excess funds that may still be available under any credit facility may be used for additional vessel acquisitions and to provide working capital.

Redemption Rights

Pursuant to Seanergy’s amended and restated articles of incorporation, a public shareholder who votes against the acquisition may demand that Seanergy redeem his public shares for cash at the redemption price of $10.00 per share. If you properly exercise your redemption rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. You will only be entitled to receive cash for those shares if you continue to own those shares through the initial closing date of the acquisition.

If you redeem your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

If the acquisition is not completed, then your shares will not be redeemed at this time, even if you so demand. The acquisition will not be completed if public shareholders owning more than approximately 34.99% of the public shares (or 8,084,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their redemption rights.

Prior to exercising redemption rights, Seanergy shareholders should verify the market price of Seanergy’s common stock, as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights. The closing price of Seanergy’s common stock on June 16, 2008, the last trading day before the date of this proxy statement, was $9.85.

The Liquidation and Dissolution Proposal

Seanergy is seeking your approval of an authorization for the liquidation and dissolution of Seanergy in connection with which Seanergy will distribute to each holder of shares of common stock of Seanergy one share of common stock of Seanergy Buyer for each share of Seanergy common stock owned by such holder. All outstanding warrants of Seanergy will concurrently become obligations of Seanergy Buyer and be exercisable to purchase Seanergy Buyer common stock on the same terms and conditions. We expect to file the certificate of dissolution with the Registrar of Corporations of the Marshall Islands, and accordingly distribute to our shareholders shares of common stock of Seanergy Buyer at such time as a registration statement filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended, or an Information Statement under Section 14(a) of the Exchange Act of 1934, as amended, or the Exchange Act, by Seanergy Buyer is declared effective, (the “liquidation and dissolution proposal” or “Proposal 2”);

Appraisal Rights under the Laws of the Marshall Islands

Under the laws of the Marshall Islands, appraisal rights are not available to Seanergy shareholders in connection with the vessel acquisition proposal or with respect to the liquidation and dissolution proposal.

Adjournment Proposal

You are also being asked to vote for the adoption and approval of a proposal to allow Seanergy to adjourn or postpone the special meeting in the event that Seanergy has not received the requisite shareholder vote to approve

13

either the vessel acquisition proposal, or the liquidation and dissolution proposal. Notice of any adjournment or postponement may be sent to each Seanergy shareholder by mail, facsimile or other electronic means of communication. In the event the special meeting is adjourned or postponed, Seanergy’s board of directors may fix a new record date for the adjourned or postponed special meeting, in which case, a notice of the adjourned or postponed special meeting will be given to each Seanergy shareholder of record on the new record date. If you transfer your shares of Seanergy common stock prior to such new record date, then you may not be entitled to vote on the proposals. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Seanergy shareholders who have already sent in their proxies to revoke them at any time before they are voted at the adjourned or postponed special meeting.

Stock Ownership

There are 28,600,000 issued and outstanding shares of Seanergy common stock. The Investors, certain of Seanergy’s directors and officers, and their affiliates and related parties who own an aggregate of approximately 21.37% of Seanergy’s outstanding shares, have agreed to vote all of the founding shares in accordance with the majority of the public shareholders with respect to the acquisition proposal and to vote any shares they acquired or may acquire in the initial public offering and the aftermarket in favor of the acquisition proposal.

The following table sets forth information as of June 16, 2008, regarding the beneficial ownership of shares of common stock as of the record date, by each person known by us to own beneficially 5% or more of our outstanding common stock, each of our directors and officers, and all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

			Percentage of			Percentage of
			Outstanding			Outstanding
	Voting		Common	Investment		Common
Name and Address of Beneficial Owner(1)	Power(2)		Stock	Power(2)		Stock

Georgios Koutsolioutsos	5,500,000	(3)	19.23%	2,310,000	(5)	8.08%
Alexios Komninos	5,500,000	(3)	19.23%	302,500	(5)	1.06%
Ioannis Tsigkounakis	5,500,000	(3)	19.23	137,500	(5)	*
Dale Ploughman	0		*	0		*
Kostas Koutsoubelis	0		*	0		*
Elias M. Culucundis	0		*	0		*
United Capital Investments Corp.(6)	6,113,000	(3)(4)	21.37%	1,300,500	(5)	4.55%
Atrion Shipholding S.A.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
Plaza Shipholding Corp.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
Comet Shipholding Inc.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
QVT Financial LP(7)	1,800,670		6.30%	1,800,670		6.30%
Andrew M. Weiss, Ph.D.(8)	1,409,777		4.93%	1,409,777		4.93%
HBK Investments LP(9)	2,314,587		8.09%	2,314,587		8.09%
Fir Tree, Inc.(10)	1,760,000		6.15%	1,760,000		6.15%
All directors and executive officers as a group (6 individuals)	5,500,000	(3)	19.23%	2,750,000	(5)	9.62%

*	less than one (1%) percent

(1)	Unless otherwise indicated, the business address of each of the shareholders is c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.

(2)	Does not include shares of common stock issuable upon exercise of warrants that are not exercisable in the next 60 days.

(3)	Includes an aggregate of 5,500,000 shares of our common stock owned by the Investors and the founding shareholders, which are subject to the voting agreement described below.

14

(4)	Includes 613,000 shares of our common stock purchased on June 5, 2008 and June 10, 2008, as to which United Capital Investments Corp. has sole voting power.

(5)	None of the Investors or founding shareholders has shared investment power with respect to any of the shares beneficially owned.

(6)	On May 20, 2008, each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. purchased 687,500 shares of Seanergy common stock (for an aggregate of 2,750,000 shares) from Messrs. Panagiotis Zafet and Simon Zafet, each of whom was a former officer and director of the Seanergy. These shares are subject to the same restrictions as the founding shares issued to our Original Founders. Does not include up to an aggregate of 2,260,000 shares of Seanergy Buyer stock issuable to these entities if they convert the convertible note they will receive in connection with the vessel acquisition and up to an aggregate of 4,308,075 shares of Seanergy Buyer stock issuable to these entities if Seanergy Buyer achieves certain earnings thresholds, for a total of up to an aggregate of 6,568,075, which shares are exchangeable for Seanergy common stock on a one-for-one basis. Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(7)	Represents the aggregate holdings of QVT Financial LP, QVT Financial GP LLC, QVT Fund LP, and QVT Associates GP LLC. Based on an amended Schedule 13G filed on January 25, 2008, QVT Financial LP is the beneficial owner of 1,800,670 shares (or 6.30% of our outstanding common stock); QVT Financial GP LLC is the beneficial owner of 1,800,670 shares (or 6.30% of our outstanding common stock); QVT Fund LP is the beneficial owner of 1,483,397 shares (or 5.19% of our outstanding common stock); and QVT Associates GP LLC is the beneficial owner of 1,643,519 shares (or 5.75% of our outstanding common stock). The address of each of QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The address of QVT Fund LP is Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman, KY1 9001 Cayman Islands.

(8)	Represents the aggregate holdings of Andrew M. Weiss, Ph.D., Weiss Asset Management, LLC and Weiss Capital, LLC. Based on an amended Schedule 13G filed on April 15, 2008, Dr. Weiss is the beneficial owner of 1,409,777 shares (or 4.93% of our outstanding common stock); Weiss Asset Management, LLC is the beneficial owner of 625,247 shares (or 2.12% of our outstanding common stock); and Weiss Capital LLC is the beneficial owner of 784,530 shares (or 2.74% of our outstanding common stock). The address of each of Weiss Asset Management, Weiss Capital, and Dr. Weiss is 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116.

(9)	Represents the aggregate holdings of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP. Based on an amended Schedule 13G filed on February 8, 2008, each of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP is the beneficial owner of 2,314,587 shares (or 8.09% of our outstanding common stock). The address of each of HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(10)	Represents the aggregate holdings of Fir Tree, Inc., Fir Tree Capital Opportunity Master Fund, LP, and Sapling LLC. Based on an amended Schedule 13G filed on February 14, 2008, Fir Tree, Inc. is the beneficial owner of 1,760,000 shares (or 6.15% of our outstanding common stock); Sapling LLC is the beneficial owner of 1,514,500 shares (or 5.30% of our outstanding common stock); and Fir Tree Capital Opportunity Master Fund LP is the beneficial owner of 245,500 shares (or less than 1% of our outstanding common stock). The address of each of Fir Tree, Inc. and Sapling, LLC is 505 Fifth Avenue, 23rd Floor, New York, NY 10017. The address of Fir Tree Capital Opportunity Master Fund, L.P. is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman Islands, Cayman Islands.

Seanergy’s Board of Directors’ Recommendation

After careful consideration, Seanergy’s board of directors has determined that the vessel acquisition is in the best interests of Seanergy and its shareholders and is fair, from a financial point of view, to its shareholders. See the

15

section entitled, “Fairness Opinion.” Accordingly, Seanergy’s board has approved the vessel acquisition and recommends that you vote or instruct your vote to be cast “FOR” the vessel acquisition proposal.

After careful consideration, Seanergy’s board of directors has determined that the liquidation and dissolution is in the best interests of Seanergy and its shareholders. Accordingly, Seanergy’s board has approved the liquidation and dissolution proposal and recommends that you vote or instruct your vote to be cast “FOR” the liquidation and dissolution proposal.

Interests of Seanergy’s Directors and Officers in the Vessel Acquisition

When you consider the recommendation of Seanergy’s board of directors that you vote in favor of the vessel acquisition proposal, you should keep in mind that certain of Seanergy’s directors and officers have interests in the acquisition that are different from, or in addition to, your interests as a shareholder. See the section entitled, “Certain Relationships and Related Party Transactions.”

Our founding shareholders, three of which serve on our board of directions, own shares of our common stock which will be released from escrow only if a business combination is successfully completed and own warrants which will expire worthless if a business combination is not consummated. In addition, Messrs. Dale Ploughman and Kostas Koutsoubelis have each been appointed to serve on our board of directors by the Investors. The Investors also own beneficial interests in shares of common stock, which will be released from escrow only if a business combination is successfully completed, and warrants which will expire worthless if a business combination is not consummated, all of which were purchased for $25,000,000 from two of our former officers and directors.

Under Marshall Islands law, each of these individuals has a fiduciary duty to us, and not to any of our other shareholders or affiliates, in acting as our officer and/or director. These fiduciary duties include the duty of loyalty, which requires that an officer or director must exercise his or her powers in good faith in the best interests of the corporation he or she serves and not in the director’s or officer’s own interest or in the interest of another person or an organization with which the officer or director is associated.

Conditions to Closing

The Master Agreement and the MOAs set forth a number of other conditions to the obligations of each party to complete the acquisition, including the accuracy of the other party’s representations and warranties in the Master Agreement and the MOAs, the compliance by the other party with its covenants and obligations under the Master Agreement and the MOAs, the delivery of certain ancillary agreements and, for the benefit of Seanergy, the absence of a material adverse effect with respect to the Sellers. In addition to the foregoing, the obligations of the Sellers to consummate the transactions contemplated by the Master Agreement are conditioned upon the approval by our shareholders of the vessel acquisition.

Termination and Waiver

The Master Agreement may be terminated as follows: (i) by mutual written consent of Seanergy and Seanergy Buyer and a majority of the Sellers and the Investors; (ii) by the Sellers, if this proxy statement is not mailed to Seanergy’s shareholders within ten business days from the date Seanergy received the financial information of the Sellers required to be in this proxy statement; or (iii) by the Sellers, if the special meeting has not occurred by July 30, 2008, or such later date as the Sellers may, from time to time, specify by notice in writing to the Seanergy and Seanergy Buyer.

If permitted under applicable law, either Seanergy or the Sellers and the Investors may waive conditions for their own respective benefit and consummate the acquisition, even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that the vessel acquisition will occur.

Anticipated Accounting Treatment

Vessel Acquisition — The acquisition of the vessels by Seanergy Merger Corp., a recently-formed, wholly-owned subsidiary of Seanergy Maritime Corp., will be accounted for by the purchase method and accordingly, the

16

total acquisition cost will be allocated to the acquired vessels and to other tangible and intangible assets, as necessary, by separately measuring the fair values of such assets acquired, based on preliminary estimates of the respective fair values, which are subject to change. No other tangible assets will be acquired and no liability assumed.

Upon liquidation and dissolution of Seanergy Maritime Corp., Seanergy Buyer will distribute to each holder one share of common stock of Seanergy Buyer. As a result, at the liquidation date, the assets and liabilities of Seanergy Maritime Corp. will be assumed by and combined with the assets and liabilities of Seanergy Buyer at their respective historical basis. Following the liquidation and dissolution, Seanergy Buyer will continue as the surviving entity and the separate corporate existence of Seanergy Maritime Corp. will cease. Accordingly the results of operations after completion of the liquidation will be those of Seanergy Buyer.

Risk Factors

In evaluating the proposal and the acquisition, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 21.

17

COMBINED SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER
DATA FOR THE VESSELS

The following selected historical statement of operations and balance sheet data were derived from the combined financial statements and accompanying notes prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kolistos Maritime S.A. and Kalithea Maritime S.A. for the years ended December 31, 2007, 2006 and 2005, included elsewhere in this proxy statement. The information is only a summary and should be read in conjunction with the combined financial statements and related notes included elsewhere in this proxy statement and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Vessels.” The historical data included below and elsewhere in this proxy statement are not necessarily indicative of our future performance.

All amounts in the tables below are in thousands of U.S. dollars, except for share data, fleet data and average daily results.

	Year Ended
	December 31,
	2007	2006	2005

Statement of Operations Data:
Revenue	$32,297	$15,607	$17,016
Revenue from vessel, related party	3,420	10,740	10,140

Direct voyage expenses	(82)	(64)	(139)
Crew cost	(2,803)	(2,777)	(1,976)
Other operating expenses	(3,228)	(2,842)	(3,085)
Depreciation expense	(12,625)	(6,567)	(6,970)
Impairment reversal/ (loss)	—	19,311	19,311
Management fees to a related party	(782)	(752)	(644)
Finance income	143	132	24
Finance expense	(2,980)	(3,311)	(2,392)

Net profit/(loss)	$13,360	$29,477	$(7,337)

	December 31,
	2007	2006

Balance Sheet Data:
Total current assets	$7,005	$5,842
Vessels	244,801	114,487
Total assets	251,806	120,809
Total current liabilities, including current portion of long-term debt	13,569	10,396
Long-term debt	38,580	41,354

Total shareholders’ equity	$199,657	$69,059

The figures shown below are statistical ratios used by management to measure performance of the vessels. They are not included and they are not required to be disclosed in Financial Statements prepared under IFRS.

18

PERFORMANCE INDICATORS

	Year Ended
	December 31,
	2007	2006	2005

Fleet Data:
Average number of vessels(1)	3.85	3.81	3.21
Ownership days(2)	1,460	1,460	1,250
Available days(3) (equals operating days for the three-year period(4))	1,411	1,393	1,166
Fleet utilization(5)	97%	95%	93%
Average Daily Results:
Average TCE rate(6)	$25,256	$18,868	$23,170
Vessel operating expenses(7)	$4,130	$3,849	$4,049
Management fees(8)	$535	$515	$515
Total vessel operating expenses(9)	$4,665	$4,364	$4,564

(1)	Average number of vessels is the number of vessels that constituted the Sellers’ fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is calculated by dividing the number of the fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(6)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Sellers’ method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Year Ended
	December 31,
	2007	2006	2005

Operating revenues	$35,717	$26,347	$27,156
Voyage expenses	(82)	(64)	(139)

Net operating revenues	$35,635	$26,283	$27,017
Operating days	1,411	1,393	1,166
Time charter equivalent rates	$25,256	$18,868	$23,170

19

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Year Ended December 31,
	2007	2006	2005

Crew costs and other operating expenses	$6,031	$5,619	$5,061
Ownership days	1,460	1,460	1,250
Daily vessel operating expense	$4,130	$3,849	$4,049

(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(9)	Total vessel operating expenses, or TVOE, is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expense and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

PER SHARE MARKET PRICE INFORMATION

Seanergy common stock, warrants and units are currently quoted on the American Stock Exchange under the symbols “SRG,” “SRG.WS” and “SRG.U,” respectively. The closing prices of the common stock, warrants, and units, on May 19, 2008, the last trading day before the announcement of the execution of the Master Agreement and the MOAs, were $9.36 per share, $1.02 per warrant and $10.35 per unit, respectively. Each unit of Seanergy consists of one share of common stock and one warrant. The warrants became separable from the common stock on October 26, 2007. Each warrant entitles the holder to purchase from Seanergy one share of common stock at an exercise price of $6.50 commencing on the later of the completion of an initial business combination or September 24, 2008. The warrants will expire at 5:00 p.m., New York City time, on September 24, 2011, or earlier upon redemption. Prior to October 26, 2007, there was no established public trading market for Seanergy’s common stock, warrants or units.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low sales prices of Seanergy’s common stock, warrants and units as reported on the American Stock Exchange.

	Common Stock		Warrants		Units
Quarter Ended	High	Low	High	Low	High	Low

September 30, 2007	N/A	N/A	N/A	N/A	10.42	10.35
December 31, 2007	$9.64	$9.30	$1.63	$1.20	$11.10	$10.38
March 31, 2008	$9.50	$9.21	$1.35	$0.38	$10.75	$9.55

20

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or instruct your vote to be cast to approve the proposals.

Risk Factors Relating to Seanergy after the Business Combination

Seanergy has no operating history and may not operate profitably in the future.

Seanergy was formed on August 15, 2006. Seanergy Buyer, Seanergy’s wholly owned subsidiary has entered into definitive agreements to acquire six dry bulk carriers, including a newly built vessel and one vessel currently under construction. However, Seanergy has no operating history. Its financial statements do not provide a meaningful basis for you to evaluate its operations and ability to be profitable in the future. Seanergy may not be profitable in the future.

If any of the six dry bulk carriers in Seanergy’s fleet are not delivered on time or delivered with significant defects, Seanergy’s proposed business, results of operations and financial condition could suffer.

Seanergy has entered into separate memoranda of agreement with the Sellers to acquire the six dry bulk carriers, including a newly built vessel and one vessel currently under construction in its initial fleet. On the initial closing date, title to, and delivery of, such number of vessels, together with contract rights to purchase vessels, whose aggregate fair market value is equal at least to 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions in the amount of $5,362,500), will be transferred and effectuated by the Seller of each vessel to Seanergy Buyer or its nominated subsidiary in accordance with the terms and condition of each MOA relating to each such vessel. Seanergy Buyer expects to take delivery of the remaining vessels within 60 days after the initial closing except for the vessel under construction, which we expect to take delivery of in 2009. A delay in the delivery of any of these vessels to Seanergy or the failure of any Seller to deliver a vessel at all could adversely affect Seanergy’s business, results of operations and financial condition. The delivery of these vessels could be delayed or certain events may arise which could result in Seanergy not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or failure by a shipyard to deliver a vessel under construction to the relevant Seller. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

If Seanergy and Seanergy Buyer fail to manage their planned growth properly, they may not be able to successfully expand their fleet adversely affecting overall financial position.

While Seanergy and Seanergy Buyer have no plans to immediately expand their fleet, they do intend to continue to expand their fleet. Growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with its existing operations;

•	enhancing its customer base;

•	managing its expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Neither Seanergy nor Seanergy Buyer has identified expansion opportunities, and the nature and timing of any such expansion is uncertain. Seanergy and Seanergy Buyer may not be successful in growing and may incur significant expenses and losses.

21

Our management made certain assumptions about the future operating results of Seanergy that may differ significantly from its actual results, which may result in shareholder claims against Seanergy or its directors.

Our management made certain assumptions about the future operating results for the business of Seanergy, set forth in “Statement of Forecasted Results of Operations and Cash Available for Dividends, Reserves and Extraordinary Expenses” and other sections herein. To the extent the actual results are significantly lower from the projected results, there could be adverse consequences to Seanergy. These consequences could include potential claims by shareholders against Seanergy’s directors for violating their fiduciary duties to shareholders in recommending a transaction that was not fair to shareholders. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from the operating the business of Seanergy.

Seanergy Buyer’s future debt financing may contain restrictive covenants that may limit its liquidity and corporate activities.

The debt financing that Seanergy Buyer expects to enter into and any future loan agreements may impose operating and financial restrictions on it. These restrictions may limit its ability to:

•	incur additional indebtedness;

•	create liens on its assets;

•	sell capital stock of its subsidiaries;

•	engage in any business other than the operation of the vessels;

•	pay dividends in excess of 60% of net cash flow;

•	change the management of its vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell its vessels.

Therefore, Seanergy Buyer may need to seek permission from its lenders in order to engage in some important corporate actions. Any future lenders’ interests may be different from those of Seanergy Buyer, and Seanergy Buyer cannot guarantee that it will be able to obtain such lenders’ permission when needed. This may prevent Seanergy Buyer from taking actions that are in its best interest.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

Pursuant to a loan facility with Martin Equation Bank, the Company will borrow up to a maximum of $254.85 million of indebtedness in connection with the purchase of the vessels, depending upon how many public shareholders exercise their redemption rights. Seanergy Buyer will be required to dedicate a portion of its cash flow from operations to pay the principal and interest on its debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends. Seanergy Buyer has not yet determined whether to purchase additional vessels or incur debt in the near future for additional vessel acquisitions. If Seanergy Buyer is unable to service its debt, it could have a material adverse effect on Seanergy’s financial condition and results of operations.

In the highly competitive international dry bulk shipping industry, Seanergy Buyer may not be able to compete for charters with new entrants or established companies with greater resources which may adversely affect its results of operations.

Seanergy Buyer will employ its vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than Seanergy Buyer. Competition for the transportation of dry bulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

22

Our charterers may terminate or default on their obligations to us, which could adversely affect our results of operations and cash flow.

We will charter all six vessels that we have agreed to acquire to South African Marine Corporation S.A., a company affiliated with members of the Restis family, and therefore will be dependent on performance by our charterer. Our charters may terminate earlier than the dates indicated in this proxy statement. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends.

We cannot predict whether our charterer will, upon the expiration of its charters, re-charter our vessels on favorable terms or at all. If our charterer decides not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.

Because South African Marine is the sole counterparty on time charters for all six vessels in our initial fleet, the failure of such counterparty to meet its obligations could cause us to suffer losses on such contracts, thereby decreasing revenues.

South African Marine Corporation S.A., which is controlled by members of the Restis family, is the counterparty on time charters for all six vessels in our initial fleet. If South African Marine fails to meet its obligations to us under the time charters, we may have to enter into charters at lower rates, which could materially adversely affect our financial condition and results of operations. It is also possible that we may be unable to secure one or more replacement charters at all. If we re-charter the vessels at lower rates, our financial condition and results of operations could be materially adversely affected.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium-term time charters.

All of the six vessels in our fleet will be employed under medium-term time charters, with expiration dates ranging from 11 months to 13 months from the time of delivery. Although medium-term time charters provide relatively steady streams of revenue, vessels committed to medium-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.

Seanergy may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of its management and its results of operations.

Seanergy’s success will depend to a significant extent upon the abilities and efforts of its management team. Following the initial closing, Seanergy will have only three employees, its chief executive officer, chief financial officer and secretary. Seanergy’s management does not currently have any employees. Seanergy’s success will depend upon its ability to retain key members of its management team and the ability of Seanergy management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect Seanergy’s business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect Seanergy’s results of operations.

23

We will be dependent on each of EST and Safbulk for the management and commercial brokerage of our fleet.

We currently anticipate that, after the initial closing, Mr. Dale Ploughman, our chief executive officer, Mr. Alexios Komninos, our chief financial officer and Mr. Ioannis Tsigkounakis, our secretary, will be our only officers, and we currently have no plans to hire additional officers. As we subcontract the management and commercial brokerage of our fleet, including crewing, maintenance and repair, to each of EST and Safbulk, both affiliates of members of the Restis family, the loss of services of or the failure to perform by either of these entities could materially and adversely affect the results of our operations. Although we may have rights against either of these entities if they default on their obligations to us, you will have no recourse directly against them. Further, we expect that we will need to seek approval from our lenders to change our manager.

EST, Safbulk and South African Marine are privately-held companies and there is little or no publicly available information about them.

The ability of EST and Safbulk to continue providing services for our benefit and for South African Marine to continue performing under the charters will depend in part on their respective financial strength. Circumstances beyond our control could impair their financial strength, and because they are privately held, it is unlikely that information about their financial strength would become public unless either entity began to default on their respective obligations. As a result, an investor in our shares might have little advance warning of problems affecting EST, Safbulk or South African Marine, even though these problems could have a material adverse effect on us.

We will outsource the management and commercial brokerage of our fleet to companies that are affiliated with members of the Restis family, which may create conflicts of interest.

We will outsource the management and commercial brokerage of our fleet to EST and Safbulk, companies that are affiliated with members of the Restis family. Both EST and Safbulk have responsibilities and relationships to owners other than Seanergy which could create conflicts of interest between us, on the one hand, and EST or Safbulk, on the other hand. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by other companies affiliated with members of the Restis family. Companies affiliated with members of the Restis family own and may acquire vessels that compete with our fleet which may create conflicts of interest between EST and Safbulk, as our manager and commercial broker, respectively, and us.

Risks involved with operating ocean going vessels could affect Seanergy’s business and reputation, which would adversely affect our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries or adverse weather conditions.

Any of these circumstances or events could increase Seanergy’s costs or lower its revenues.

Seanergy’s vessels may suffer damage and Seanergy may face unexpected drydocking costs, which could adversely affect its cash flow and financial condition.

If Seanergy’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Seanergy may have to pay drydocking costs that its insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned may not be

24

covered by insurance in full and thus these losses, as well as the actual cost of these repairs, would decrease its earnings.

Purchasing and operating second hand vessels may result in increased operating costs and vessel off-hire, which could adversely affect Seanergy’s earnings.

Seanergy’s inspection of second hand vessels prior to purchase does not provide it with the same knowledge about their condition and cost of any required or anticipated repairs that it would have had if these vessels had been built for and operated exclusively by Seanergy. Except for the two newly constructed vessels, Seanergy will not receive the benefit of warranties on second hand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to Seanergy’s vessels and may restrict the type of activities in which the vessels may engage. As Seanergy’s vessels age, market conditions may not justify those expenditures or enable Seanergy to operate its vessels profitably during the remainder of their useful lives.

Seanergy has inspected the second hand vessels that it will acquire from the Sellers, has considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, and that if Seanergy acquires additional second hand vessels in the future, it may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a dry bulk carrier in good operating condition increase with the age of the vessel. The average age of the four second hand vessels in our initial fleet of six dry bulk carriers that we have agreed to acquire from the Sellers is approximately 10.5 years. The newly built vessel and that under construction will have an age of 25 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed dry bulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Seanergy’s worldwide operations will expose it to global risks that may interfere with the operation of its vessels.

Seanergy is expected to conduct its operations worldwide. Changing economic, political and governmental conditions in the countries where Seanergy is engaged in business or in the countries where Seanergy intends to register its vessels, affect Seanergy’s operations. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and off the coast of Somalia. The likelihood of future acts of terrorism may increase, and Seanergy’s vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where Seanergy’s vessels trade could have a material adverse effect on its trade patterns and adversely affect its operations and performance.

25

Seanergy may not have adequate insurance to compensate it if it loses its vessels, which may have material adverse effect on it financial condition and results of operation.

Seanergy is expected to procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for its fleet. Seanergy does not expect to maintain for all of its vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. Seanergy may not be adequately insured against all risks. Seanergy may not be able to obtain adequate insurance coverage for its fleet in the future. The insurers may not pay particular claims. Seanergy’s insurance policies may contain deductibles for which it will be responsible and limitations and exclusions which may increase its costs or lower its revenue. Moreover, insurers may default on claims they are required to pay. If Seanergy’s insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on Seanergy’s financial condition and results of operations.

Seanergy and Seanergy Buyer are both incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of public shareholders to protect their interests.

Seanergy’s corporate affairs are governed by its Articles of Incorporation and By-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Seanergy and Seanergy Buyer are both incorporated under the laws of the Marshall Islands and their respective directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against Seanergy, its directors or its management based on U.S. laws in the event you believe your rights as a shareholder have been infringed, it may be difficult to enforce judgments against Seanergy, its directors or its management.

Seanergy and Seanergy Buyer are both incorporated under the laws of the Republic of the Marshall Islands, and all of their respective assets are, and will be, located outside of the United States. Seanergy’s business will be operated primarily from its offices in Athens, Greece. In addition, Seanergy’s and Seanergy Buyer’s directors and officers, following the initial closing, will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against Seanergy, Seanergy Buyer or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against Seanergy’s or Seanergy Buyer’s assets or the assets of its respective directors and officers. Although you may bring an original action against Seanergy, Seanergy Buyer or their respective affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against Seanergy, Seanergy Buyer, or their respective affiliates for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”

Anti-takeover provisions in Seanergy’s and Seanergy Buyer’s respective amended and restated articles of incorporation, as well as the terms and conditions of a voting agreement, could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging,

26

delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of Seanergy’s and Seanergy’s Buyer’s respective amended and restated articles of incorporation and bylaws, as well as the terms and conditions of the voting agreement, could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms; and

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms.

These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Our and Seanergy Buyer’s shipping committees are controlled by appointees of affiliates of members of the Restis’ family which could create conflicts of interest detrimental to us.

Our and Seanergy Buyer’s boards of directors have created shipping committees, which have been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Messrs. Dale Ploughman and Kostas Koutsoubelis currently serve as the Investors’ appointees to the shipping committee. Each of Messrs. Ploughman and Koutsoubelis also will continue to serve as officers and/or directors of other entities affiliated with members of the Restis family that operate in the dry bulk sector of shipping industry. The dual responsibilities of members of our shipping committee in exercising their fiduciary duties both to us and other entities in the shipping industry could create conflicts of interest. Although Messrs. Ploughman and Koutsoubelis intend to maintain as confidential all information they learn from one company and not disclose it to the other; in certain instances this could be impossible given their respective roles with various companies. There can be no assurance that Messrs. Ploughman and Koutsoubelis would resolve any conflicts of interest in a manner beneficial to us.

U.S. Holders of our common stock may recognize gain (but not loss) for U.S. federal income tax purposes as a result of our liquidation, which would increase their U.S. federal income tax liability.

We expect to be treated as a partnership for U.S. federal income tax purposes through the date of our liquidation. In such case, a U.S. Holder of an Interest (as such terms are defined in “Taxation — Certain U.S. Federal Income Tax Consequences”) generally should be subject to U.S. federal income tax on such holder’s distributive share of our taxable income or gain whether or not they receive any distribution from us. As a result of our liquidation, a U.S. Holder generally should recognize gain (but not loss) for U.S. federal income tax purposes equal to such holder’s proportionate share of the excess, if any, of the fair market value of each of our assets over our tax basis in such asset at the time of transfer of such asset to Seanergy Buyer in connection with our liquidation. Since any such gain should be determined based on the value and tax basis of such assets at the time of such transfer, the amount of such gain (and any U.S. federal income tax liability to a U.S. Holder of an Interest by reason of such gain) cannot be determined at this time. A U.S. Holder of an Interest also generally should be allocated additional gain for U.S. federal income tax purposes to the extent of such holder’s proportionate share of the excess, if any, of the aggregate liabilities assumed (or taken subject to) by Seanergy Buyer in connection with our liquidation over the aggregate tax bases of the assets transferred to Seanergy Buyer in connection with such liquidation. See the discussion at “Taxation — Certain U.S. Federal Income Tax Consequences — Tax Consequences Prior to and as a Result of Our Liquidation — Tax Consequences to U.S. Holders of Our Common Stock and Warrants.”

27

Shareholders and warrant holders are urged to consult with their own tax advisors on this tax issue and other tax issues in connection with our liquidation.

U.S. Holders of our warrants may have adverse U.S. federal income tax consequences as a result of our liquidation.

As discussed in the section of this proxy statement captioned “Taxation — Certain U.S. Federal Income Tax Consequences — Tax Consequences Prior to and as a Result of Our Liquidation — Tax Consequences to U.S. Holders of Our Common Stock and Warrants,” in connection with our liquidation, Seanergy Buyer will assume our obligations under the warrants, and any subsequent exercise of the warrants will be for shares in Seanergy Buyer (and not for an Interest in us). While we expect that this assumption (which is provided for under the original terms of the warrants) likely should not result in a taxable event to a U.S. Holder of our warrants, each U.S. Holder should consult with its own tax advisor concerning the tax consequences of such transaction under such holder’s particular circumstances.

Holders of our common stock or warrants, or the common stock or warrants of Seanergy Buyer, may be subject to adverse U.S. federal income tax consequences in the event the Internal Revenue Service (“IRS”) were to disagree with the U.S. federal income tax consequences described herein.

As described below under the heading “Taxation — Certain U.S. Federal Income Tax Consequences — General,” neither we nor Seanergy Buyer have sought, nor will we seek, a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject a holder of our common stock or warrants or the common stock or warrants of Seanergy Buyer to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each such holder is urged to consult a tax advisor with respect to the specific tax consequences of the vessel acquisition and our liquidation including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

U.S. Holders of our common stock may have adverse U.S. federal income tax consequences if we do not liquidate in connection with the vessel acquisition.

If we do not obtain the requisite shareholder vote to approve the liquidation and dissolution proposal at this time, certain non-corporate U.S. Holders (as such term is defined under “Taxation — Certain U.S. Federal Income Tax Consequences”) of our stock generally should not benefit from the reduced rate of U.S. federal income tax of 15% on dividends received (or deemed received) from Seanergy Buyer that would otherwise be available for taxable years beginning before January 1, 2011, if we were to liquidate in connection with the vessel acquisition. In addition, if we complete the vessel acquisition but do not obtain the requisite shareholder vote to approve the liquidation and dissolution proposal at this time and we liquidate pursuant to a separate shareholder vote at a later time and, in connection therewith, our warrants are assumed by Seanergy Buyer, there is a substantial risk that, for U.S. federal income tax purposes, we generally should recognize gain or other income (and, thus, the U.S. Holders of our common stock should recognize their distributive share of such gain or other income) to the extent the liabilities assumed (or taken subject to) by Seanergy Buyer in connection with such subsequent liquidation (which may include the fair market value of our warrants at the time of such liquidation) exceed the tax basis of the assets, if any, transferred to Seanergy Buyer in connection with such liquidation.

Seanergy Buyer may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of common stock or warrants of Seanergy Buyer.

Seanergy Buyer generally will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If Seanergy Buyer were a PFIC for any taxable year during which a U.S. Holder held Seanergy

28

Buyer’s common stock or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the expected composition of the assets and income of Seanergy Buyer and its subsidiaries after the vessel acquisition and our liquidation, it is not anticipated that Seanergy Buyer will be treated as a PFIC following the vessel acquisition and such liquidation. The actual PFIC status of Seanergy Buyer for any taxable year, however, will not be determinable until after the end of its taxable year. Accordingly there can be no assurances regarding the status of Seanergy Buyer as a PFIC for the current taxable year or any future taxable year. See the discussion at “Taxation — Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders of Owning and Disposing of Common Stock and Warrants of Seanergy Buyer — Passive Foreign Investment Company Rules.” We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

Upon the liquidation and dissolution of Seanergy, as a non-U.S. company, Seanergy Buyer could elect to comply with the less stringent reporting requirements of the Exchange Act, as a foreign private issuer.

Seanergy Buyer is a Marshall Islands company, and its corporate affairs are governed by its amended and restated articles of incorporation, the Business Corporation Act and the common law of the Marshall Islands. Upon the liquidation and dissolution of Seanergy, Seanergy Buyer intends to commence reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. The principal differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: Foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S. domestic issuers that are accelerated filers are required to file their annual report of Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information

However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer will be required to submit copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing content of proxy statements and annual reports to shareholders. Although the American Stock Exchange does require that a listed company prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, once Seanergy Buyer commences reporting as a foreign private issuer, these documents will not be required to comply with the detailed content requirements of the SEC’s proxy regulations. Officers, directors and 10% or more shareholders of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act. Foreign private issuers are also not required to comply with the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

In addition, as a foreign private issuer, Seanergy Buyer may be exempted from, and you may not provided with the benefits of, some of the AMEX and Nasdaq (if our application for listing is accepted) corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

As a result, Seanergy Buyer’s independent directors may not have as much influence over our corporate policy as they would if we were not a foreign private issuer.

29

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Seanergy Buyer, or any of its foreign corporate subsidiaries, may become subject to U.S. federal income taxation on its U.S. source shipping income.

Each of the vessels being acquired is expected to be operated under a time charter that allows the charterer to determine the vessel’s ports of call. If a vessel operates to or from the United States, a portion of the charter income from the vessel attributable to such trips may constitute “United States source gross transportation income.” We cannot predict whether Seanergy Buyer or any of its foreign corporate subsidiaries will earn any such income. United States source gross transportation income generally is subject to U.S. federal income tax at a 4% rate, unless exempt under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”). Section 883 of the Code generally provides an exemption from U.S. federal income tax in respect of gross income earned by certain foreign corporations from the international operation of ships, but only if a number of requirements are met (including requirements concerning the ownership of the foreign corporation). Because of the factual nature of determining whether this tax exemption applies, it is unclear at this time whether the exemption will be available to Seanergy Buyer or any of its foreign corporate subsidiaries for any United States source gross transportation income that they might earn. You should consult with your own tax advisors as to the risk that Seanergy Buyer or its foreign corporate subsidiaries may be subject to U.S. federal income tax.

Investors should not rely on an investment in Seanergy if they require dividend income. It is not certain that Seanergy will pay a dividend and the only return on an investment in Seanergy may come from appreciation of the common stock.

Seanergy’s amended and restated articles of incorporation provides for the quarterly distribution of interest earned on the trust account until the earlier of the completion of a business combination, or Seanergy’s liquidation. Following the completion of the vessel acquisition Seanergy intends to pay dividends as described in “Dividend Policy of Seanergy Buyer.” However, Seanergy may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Seanergy’s loan agreements, including the credit facility agreement that Seanergy expects to enter into, may also prohibit or restrict the declaration and payment of dividends under some circumstances.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of Seanergy’s board of directors. The timing and amount of dividends will depend on Seanergy’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Seanergy may not pay dividends in the anticipated amounts and frequency set forth in this proxy statement or at all.

Seanergy and Seanergy Buyer are each a holding company, and will depend on the ability of their subsidiaries to distribute funds to it in order to satisfy financial obligations or to make dividend payments.

Seanergy and Seanergy Buyer are each a holding company and their subsidiaries, all of which are, or upon their formation will be, wholly owned by them respectively either directly or indirectly, will conduct all of Seanergy’s operations and own all of Seanergy’s operating assets. Seanergy will have no significant assets other than the equity interests in its wholly owned subsidiaries. As a result, Seanergy’s ability to make dividend payments depends on its subsidiaries and their ability to distribute funds to Seanergy. If Seanergy is unable to obtain funds from its subsidiaries, Seanergy’s board of directors may exercise its discretion not to pay dividends.

30

Seanergy Buyer may not be able to secure its debt financing which may affect its ability to purchase the vessels in the initial fleet.

Seanergy Buyer’s ability to borrow amounts under its credit facility to acquire the initial fleet from the Sellers will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents, and to circumstances that may be beyond its control such as world events, economic conditions, the financial standing of the bank or its willingness to lend to shipping companies such as Seanergy Buyer. Seanergy Buyer will periodically be required, among other things, to provide the lender with acceptable valuations of the vessels in its fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that Seanergy Buyer is not able to satisfy these requirements, including as a result of a decline in the value of its vessels, Seanergy Buyer may not be able to draw down the full amount under its credit facility without obtaining a waiver or consent from the lender.

If the business combination is consummated, Seanergy’s warrants will become exercisable and you may experience dilution.

Under the terms of the Seanergy warrants, the warrants become exercisable upon the completion of a business combination transaction. If all of the proposals submitted to shareholders are approved, Seanergy expects to complete the business combination during the third quarter of 2008. Seanergy has 40,116,667 warrants to purchase common stock issued and outstanding at an exercise price of $6.50 per share including 8,008,334 private placement warrants owned by the Investors, which warrants were purchased by the Investors from our former chief executive officer and chief operating officer. As a result, if Seanergy completes the vessel acquisition, you may experience dilution.

Registration rights held by Seanergy’s founding shareholders and the Investors may have an adverse effect on the market price of Seanergy’s common stock.

Seanergy’s founding shareholders are entitled to demand that Seanergy register the resale of their shares and the shares of common stock underlying their private placement warrants at any time commencing thirty days following the completion of the vessel acquisition, even though such shares will not be released from escrow before the first year anniversary of the consummation of its initial business combination. If such shareholders exercise their registration rights with respect to all of their shares and warrants, there will be an additional 21,516,666 shares of common stock eligible for trading in the public market. We will also enter into a registration rights agreement at the initial closing with the Investors pursuant to which we have agreed to register for resale an aggregate of 10,312,500 shares held by them. The presence of these additional shares may have an adverse effect on the market price of Seanergy’s common stock.

The Investors hold approximately 11.76% of our outstanding common stock and the Original Founders hold approximately 9.62% of our outstanding common stock. If Seanergy Buyer achieves certain earnings targets, the Investors may elect to receive an additional 4,308,075 of our outstanding common stock within two years after closing. This may limit your ability to influence our actions.

The Investors own approximately 11.76% of our outstanding common stock (including 613,000 shares purchased on June 5, 2008 and June 10, 2008), or approximately 17.61% of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding warrants, but no redemptions. Assuming issuance of the earnout shares and conversion of the promissory note, the Investors will own approximately 28.24% of our outstanding common stock, or approximately 24.70% of our outstanding common stock on a fully diluted basis, assuming exercise of all outstanding warrants, but no redemptions. The Original Founders own approximately 9.62% of our outstanding common stock, or 14.10% of our outstanding capital stock on a fully diluted basis. In addition, we have entered into the Voting Agreement with the Investors and the Original Founders whereby the Investors and Original Founders will jointly nominate our board of directors. Collectively, the parties to the Voting Agreement will own 21.37% of our outstanding common stock, or approximately 38.80% on a fully diluted basis. Our major shareholders following the initial closing will have the power to exert considerable influence over our actions and matters which require shareholder approval, which will limit your ability to influence our actions.

31

Seanergy’s directors and executive officers have interests in the vessel acquisition that are different from yours.

In considering the recommendation of Seanergy’s directors to vote to approve the vessel acquisition proposal, you should be aware that they have agreements or arrangements that provide them with interests in the vessel acquisition proposal that differ from, or are in addition to, those of Seanergy shareholders generally. If the vessel acquisition is not approved, Seanergy will be liquidated and we will distribute to all of the holders of our shares issued in our initial public offering in proportion to their respective equity interests, an aggregate amount equal to funds on deposit in the trust account in which the net proceeds of Seanergy’s initial public offering are held, including any interest (net of any taxes payable) not previously released to us, plus any remaining net assets. If we fail to consummate a business combination transaction, our founding shareholders have waived their respective rights to participate in any liquidation distribution with respect to all of the founding shares and we would not distribute funds from the trust account with respect to Seanergy’s warrants, which would expire worthless. The personal and financial interests of the members of our board of directors and executive officers may have influenced their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, their discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in Seanergy’s shareholders’ best interest.

Because we expect to generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We expect to generate substantially all of our revenues in U.S. dollars but certain of our expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to these other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flow from operations. For example, during 2007, the value of the U.S. dollar declined by approximately 10.37% as compared to the Euro and declined approximately 7.47% during the first three months of 2008.

As a foreign private issuer, we are exempt from SEC proxy rules, and the contents of this proxy statement may not have all of the material disclosures required under U.S. proxy rules.

As a foreign private issuer, we are exempt from the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, which prescribe the form and content of proxy statements. Because of this exemption, we are not required to file with the SEC preliminary proxy solicitation materials regarding the vessel acquisition proposal and the liquidation and dissolution proposal. Although this proxy statement has been prepared in accordance with Marshall Islands’ law and has been filed with the SEC, it has not been reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules or otherwise required by the SEC.

Risk Factors Relating to Seanergy as a Blank Check Company

Seanergy will dissolve and liquidate if it does not consummate the vessel acquisition, in which event its shareholders may be held liable for claims by third parties against Seanergy to the extent of distributions received by them.

Our amended and restated articles of incorporation provide that if we have not consummated a business combination by September 28, 2009, our corporate existence will cease by operation of law. Under Marshall Islands law, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with certain procedures set forth in Section 106 of the BCA of the Republic of Marshall Islands intended to ensure that we make reasonable provision for all claims against us, including a minimum six month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to shareholders, any liability of a shareholder with respect to a liquidating distribution may be limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholders may be barred after the expiration of the period set forth in such notice. However, it is our intention to make liquidating distributions to our shareholders as soon as reasonably

32

possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and, in such event, any such liability of our shareholders would extend beyond the dissolution proceedings. Accordingly, we cannot assure you that third parties will not seek to recover from our public shareholders amounts owed to them by us.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share liquidation price received by shareholders as part of our plan of dissolution and liquidation will be less than $10.00 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we have sought, and will continue to seek, to have all third parties, including any vendors, prospective target businesses and other entities whom we engage in business, enter into agreements to waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements, or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to seek recourse against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our public shareholders notwithstanding the fact that such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be in the best interest of our public shareholders.

There is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and not seek recourse against the trust account for any reason. Accordingly, the proceeds held in trust could be subject to claims that could take priority over the claims of our public shareholders and the per-share liquidation price could be less than the $10.00 per share held in the trust account, plus interest earned on the trust account not previously distributed to our public shareholders (less any taxes payable by us), due to claims of such creditors. If we are unable to complete a business combination and our corporate existence ceases, our founding shareholders will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various vendors, prospective target businesses or other entities that are owed money by us for services rendered or products sold to us only if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account. Based on representations made to us by our founding shareholders, we currently believe that founding shareholders are of substantial means and capable of funding a shortfall in our trust account, even though we have not asked them to reserve for such an eventuality. However, we cannot assure you that our founding shareholders will be able to satisfy those obligations. We believe the likelihood of our founding shareholders having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us pursuant to which they waive any right, title, interest or claim of any kind in or to the monies held in the trust account. In the event that following our liquidation it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from our trust account as part of its liquidation could be liable to creditors for such amounts.

Additionally, if we are forced to file a bankruptcy case, or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our

33

shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you that we will be able to return to our public shareholders the liquidation amounts due to them.

Industry Risk Factors Relating to Seanergy

The dry bulk shipping industry is cyclical and volatile, and this may lead to reductions and volatility of charter rates, vessel values and results of operations.

The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. If Seanergy enters into a charter when charter hire rates are low, its revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of the vessels that Seanergy will own, to decline and Seanergy may not be able to successfully charter its vessels in the future at rates sufficient to allow it to operate its business profitably or meet its obligations. The factors affecting the supply and demand for dry bulk carriers are outside of Seanergy’s control and are unpredictable. The nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•	demand for and production of dry bulk products;

•	the distance cargo is to be moved by sea;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced and cargoes are used.

The factors that influence the supply of vessel capacity include:

•	the number of new vessel deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

Seanergy anticipates that the future demand for its vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world’s dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Charter rates in the dry bulk shipping market are at historically high levels and future growth will depend on continued economic growth in the world economy that exceeds growth in vessel capacity. A reduction in world economic growth may have an adverse effect on Seanergy’s financial condition and results of operations.

Charter rates for the dry bulk carriers recently have been at historically high levels. Seanergy anticipates that future demand for its vessels, and in turn future charter rates, will be dependent upon continued economic growth in the world’s economy, particularly in China and India, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. The world’s dry bulk carrier fleet is expected to increase in 2007 as a

34

result of substantial scheduled deliveries of newly constructed vessels and low forecasts for scrapping of existing vessels. Continued economic growth in the world economy that exceeds growth in vessel capacity will be necessary to sustain current charter rates. There can be no assurance that economic growth will not decline or that vessel scrapping will occur at an even lower rate than forecasted. A decline in charter rates could have a material adverse effect on Seanergy’s business, financial condition and results of operations. To the extent that our decision to proceed with the vessel acquisition or Axiom Capital Management Inc.’s, or Axiom’s, opinion as to the fairness of the transaction is predicated on continued growth, such decision may prove to be a bad one if such growth does not occur and charter rates drop.

An oversupply of drybulk carrier capacity may lead to reductions in charter rates and our profitability.

The market supply of drybulk carriers, primarily Capesize and Panamax vessels, has been increasing, and the number of such drybulk carriers on order is near historic highs. Newly constructed vessels were delivered and are expected to continue in significant numbers starting at the beginning of 2006 through 2009. As of December 2007, newly constructed vessels orders had been placed for an aggregate of more than 60% of the current global drybulk fleet, with deliveries expected during the next four to five years. An oversupply of drybulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels’ current charters expire or terminate, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, financial condition and operating results.

An economic slowdown in the Asia Pacific region could have a material adverse effect on Seanergy’s business, financial position and results of operations.

A significant number of the port calls made by Seanergy’s vessels may involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on Seanergy’s future business, financial position and results of operations, as well as its future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Seanergy cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Seanergy’s business, financial position and results of operations, as well as its future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

35

Seanergy may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.

Seanergy may employ one or more of its vessels on spot charters, including when time charters on vessels expire. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at pre-determined rates over more extended periods of time. If Seanergy decides to spot charter its vessels, there can be no assurance that Seanergy will be successful in keeping all its vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable its vessels to be operated profitably. A significant decrease in charter rates could affect the value of Seanergy’s fleet and could adversely affect its profitability and cash flows with the result that its ability to pay debt service to its lenders and dividends to its shareholders could be impaired.

Seanergy’s operating results will be subject to seasonal fluctuations, which could affect its operating results and the amount of available cash with which Seanergy can pay dividends.

Seanergy will operate its vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in its operating results, which could affect the amount of dividends that Seanergy pays to its shareholders from period to period. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of dry bulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect Seanergy’s operating results and cash available for dividends.

Seanergy will be subject to regulation and liability under environmental laws that could require significant expenditures and affect its cash flows and net income.

Seanergy’s business and the operation of its vessels will be materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which its vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, Seanergy cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of its vessels. Additional conventions, laws and regulations may be adopted which could limit Seanergy’s ability to do business or increase the cost of its doing business and which may materially and adversely affect its operations. Seanergy will be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations.

The operation of Seanergy’s vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or Code. The ISM Code requires vessel owners, vessel managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of Seanergy’s vessels will be ISM code-certified but we cannot assure that such certificate will be maintained indefinitely.

Seanergy expects to maintain, for each of its vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic incident exceeded Seanergy’s insurance coverage, it could have a material adverse effect on Seanergy’s financial condition and results of operations.

36

The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.

The operation of certain vessel types, such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If Seanergy is unable to adequately maintain its vessels, it may be unable to prevent these events. Any of these circumstances or events could result in loss of life, vessel and/or cargo and negatively impact Seanergy’s business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of its vessels could harm Seanergy’s reputation as a safe and reliable vessel owner and operator.

If any of Seanergy’s vessels fails to maintain its class certification and/or fails any annual survey, intermediate survey, drydocking or special survey, it could have a material adverse impact on Seanergy’s financial condition and results of operations.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea, or SOLAS. Seanergy’s vessels are expected to be classed with one or more classification societies that are members of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Seanergy’s vessels are expected to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel will also be required to be drydocked every two to three years for inspection of the underwater parts of such vessels.

In this connection, African Zebra and Hamburg Max are scheduled to be drydocked in February 2009. The costs of such drydockings are expected to aggregate between $2.0 million and $2.1 million.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on Seanergy’s financial condition and results of operations.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We expect that our vessel-owning subsidiaries will employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest Seanergy’s vessels, which could interrupt its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of Seanergy’s vessels could interrupt its cash flow and require it to pay large sums of funds to have the arrest lifted which would have a material adverse effect on Seanergy’s financial condition and results of operations. In

37

addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of Seanergy’s vessels for claims relating to another of its vessels.

Governments could requisition Seanergy’s vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize Seanergy’s vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition Seanergy’s vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of Seanergy’s vessels could have a material adverse effect on Seanergy’s financial condition and results of operations.

Because Seanergy will operate its vessels worldwide, terrorism and other events outside Seanergy’s control may negatively affect its operations and financial condition.

Because Seanergy will operate its vessels worldwide, terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect Seanergy’s business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on Seanergy’s ability to obtain additional financing on terms acceptable to it or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks and armed conflicts may also negatively affect Seanergy’s operations and financial condition and directly impact its vessels or its customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on Seanergy’s financial condition.

Our net income may be subject to fluctuation due to change in the value of the U.S. dollar relative to other currencies.

Seanergy will generate all its revenue in U.S. dollars but Seanergy will incur certain vessel operating and general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, which would result in a decrease in Seanergy’s net income.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

38

Seanergy believes it is important to communicate its expectations to its shareholders. However, there may be events in the future that Seanergy is not able to accurately predict or over which Seanergy has no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Seanergy in its forward-looking statements, including among other things:

•	the number and percentage of Seanergy shareholders voting against the vessel acquisition proposal;

•	changing interpretations of generally accepted accounting principles;

•	continued compliance with government regulations;

•	statements about industry trends;

•	general economic conditions; and

•	geopolitical events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included herein attributable to Seanergy or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Seanergy undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the approval of the vessel acquisition and liquidation and dissolution you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on Seanergy upon completion of the vessel acquisition and liquidation and dissolution.

THE SEANERGY SPECIAL MEETING

The Seanergy Special Meeting

Seanergy is furnishing this proxy statement to you as part of the solicitation of proxies by the Seanergy board of directors for use at the special meeting in connection with the proposed vessel acquisition and liquidation and dissolution. This proxy statement provides you with the information you need to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held at 10:00 a.m., Eastern Standard Time, on [     ], 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154.

Purpose of the Special Meeting

At the special meeting, the holders of Seanergy common stock are being asked to:

•	The vessel acquisition proposal — to approve the proposed acquisition by Seanergy Buyer of six dry bulk carriers, including a newly built vessel and one vessel currently under construction for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) 4,308,075 shares of common stock of Seanergy Buyer, subject to Seanergy Buyer meeting certain predetermined earnings thresholds, pursuant to the terms and conditions of a Master Agreement by and among Seanergy, Seanergy Buyer, the Sellers, and the Investors, and six separate MOAs each dated as of May 20, 2008;

39

•	The liquidation and dissolution proposal — to approve the proposed plan of liquidation of Seanergy in substantially the form set forth in Annex R (the “plan of liquidation”) and dissolution of Seanergy. We refer to this as the “liquidation and dissolution.” In connection with the liquidation and dissolution, we will (i) adopt the plan of liquidation in compliance with Marshall Islands law; (ii) pay or adequately provide for the payment of our liabilities; (iii) file a certificate of dissolution with the Registrar of Corporations of the Marshall Islands; and (iv) distribute to each holder of shares of common stock of Seanergy one share of common stock of Seanergy Buyer for each share of Seanergy common stock. All outstanding warrants of Seanergy will concurrently become obligations of Seanergy Buyer and become exerciseable to purchase to purchase Seanergy Buyer common stock. We expect to file the certificate of dissolution with the Registrar of Corporations of the Marshall Islands, and accordingly, distribute to our shareholders shares of common stock of Seanergy Buyer at such time as a registration statement filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended, or an Information Statement under Section 14(a) of the Exchange Act by Seanergy Buyer is declared effective. (the “‘liquidation and dissolution proposal” or “Proposal 2”);

•	to adjourn or postpone the special meeting in the event that Seanergy has not received the requisite shareholder vote to approve the vessel acquisition and liquidation and dissolution proposals; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Seanergy’s board of directors:

•	has determined that the vessel acquisition is, from a financial point of view, fair to, and in the best interests of, Seanergy and its shareholders;

•	has determined that the consideration to be paid by Seanergy in connection with the vessel acquisition is fair to its current shareholders from a financial point of view and the fair market value of the six dry bulk carriers, including a newly built vessel and one vessel currently under construction being acquired is greater than 80% of the amount in the trust account (exclusive of deferred underwriting compensation held in the trust account) at the time of the execution of the Master Agreement and the MOAs;

•	has approved the vessel acquisition and all transaction documents required to consummate such transactions;

•	has approved the liquidation and dissolution; and

•	recommends that the holders of Seanergy common stock vote (i) “FOR” the vessel acquisition proposal and (ii) “FOR” the liquidation and dissolution proposal.

Record Date; Who is Entitled to Vote

The record date for the special meeting is [          ]. Record holders of Seanergy common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were [          ] issued and outstanding shares of Seanergy common stock.

Each share of Seanergy common stock is entitled to one vote at the special meeting.

The founding shareholders have agreed to vote: (i) all of the founding shares in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) all of the shares of common stock they acquired or may acquire in or after our IPO in favor of the vessel acquisition proposal. The public shareholders are free to vote their shares as they see fit.

The quorum for the special meeting is the presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of common stock. A quorum is the minimum number of issued and outstanding shares of common stock, the holders of which must be present at a meeting in order to duly convene the meeting. Shares held by shareholders who are present in person at the meeting but who do not vote or who mark their proxy cards to show abstentions, and shares represented by broker non-votes, are included for purposes of determining the presence of a quorum.

40

Seanergy’s issued and outstanding warrants do not have voting rights and holders of Seanergy warrants will not be entitled to vote at the special meeting.

Seanergy Shares

The units (and the shares of common stock included in the units) issued in our initial public offering were available initially only in book-entry form and are currently represented by one or more global certificates, which were deposited with, or on behalf of DTC, and registered in its name or in the name of its nominee. Accordingly, all of the public shares are held in “street name.”

Voting Your Shares

Your proxy card shows the number of shares of Seanergy common stock that you own.

There are two ways to vote your shares of Seanergy common stock at the special meeting:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Seanergy board, “FOR” the vessel acquisition proposal and “FOR” the liquidation and dissolution proposal.

•	You can attend the special meeting and vote in person. Seanergy will give you a ballot when you arrive, however, you must get a proxy from the broker, bank or other nominee that is the record holder of your shares. That is the only way Seanergy can be sure that your broker, bank or other nominee has not already voted your shares.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your Seanergy common stock, you may call +30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos.

No Additional Matters May Be Presented at the Special Meeting

This special meeting has been called only to consider Proposal 1 and Proposal 2. Under Seanergy’s by-laws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting.

Changing Your Vote or Revoking Your Proxy

You may change your vote by ensuring that the bank, broker, or other nominee who is the record owner of your shares sends a later-dated, signed proxy card reflecting your changed instructions to Alexios Komninos at Seanergy, but such later-dated proxy must be received by Seanergy no later than 5:00 P.M., New York City time, on [          ], 2008 (the business day prior to the date of the special meeting of Seanergy shareholders).

You also may revoke your vote by ensuring that the bank, broker, or other nominee who is the record owner of your shares sends a notice of revocation to Alexios Komninos at Seanergy, but such later-dated proxy must be received by Seanergy no later than 5:00 P.M., New York City time, on [          ], 2008 (the business day prior to the date of the special meeting of Seanergy shareholders).

You may also change your vote or revoke your proxy by obtaining a proxy from the record holder of your shares authorizing you to vote your shares or revoke your proxy, attending the special meeting and requesting a ballot and voting at the special meeting or requesting return of your proxy, as applicable.

Vote Required

The vessel acquisition will be approved if: (a) provided there is a quorum, holders of at least a majority of the shares of Seanergy’s common stock cast at the special meeting vote in favor of the vessel acquisition proposal; and

41

(b) the holders of less than 35% of Seanergy’s common stock issued in its initial public offering (or 8,084,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their redemption rights. If shareholders approve the vessel acquisition proposal but do not approve the liquidation and dissolution proposal, the vessel acquisition will proceed.

The liquidation and dissolution proposal will be approved if the holders of at least two-thirds of Seanergy’s common stock which is represented in person or by proxy and entitled to vote at the meeting vote in favor of the liquidation and dissolution proposal. Notwithstanding, Seanergy will not consummate the liquidation and dissolution unless the vessel acquisition is also approved. Each of the liquidation and dissolution proposal and vessel acquisition proposal will be voted on separately.

Abstentions and Broker Non-Votes

An abstention or the failure to instruct your broker how to vote (also known as a broker non-vote) is not considered a vote cast at the meeting with respect to the vessel acquisition proposal and therefore your vote will have no effect on the vote relating to the vessel acquisition. Failure to vote will not have the effect of redeeming your shares into a pro rata portion of the trust account.

An abstention or broker non-vote, since it is not an affirmative vote in favor of a respective proposal but adds to the number of shares present in person or by proxy, will have the same effect as a vote against the liquidation and dissolution proposal.

Redemption Rights

Pursuant to Seanergy’s amended and restated articles of incorporation, Seanergy’s public shareholders have the right to vote against the vessel acquisition proposal and demand that Seanergy redeem all (and not less than all) of their public shares into cash at the redemption price of $10.00 per share. If you properly exercise your redemption rights, then you will be irrevocably exchanging your shares of common stock for cash and will no longer own those shares of common stock. You may only demand that Seanergy redeem your shares by checking the box on the proxy card and, at the same time, ensuring that your bank or broker complies with the requirements described elsewhere herein. You will only be entitled to receive cash for those shares if you continue to hold those shares through the initial closing date of the vessel acquisition.

If you redeem your shares of common stock, you will still have the right to exercise any warrants you own in accordance with their terms.

If the vessel acquisition is not completed, then your shares will not be redeemed at this time, even if you so demand. The acquisition will not be completed if public shareholders owning more than approximately 34.99% of the public shares (or 8,084,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their redemption rights.

Prior to exercising redemption rights, Seanergy shareholders should verify the market price of Seanergy’s common stock, as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights. The closing price of Seanergy’s common stock on June 16, 2008, the last trading day before the date of this proxy statement, was $9.85.

Redemption Procedures

If you wish to exercise your redemption rights, you must:

•	affirmatively vote against approval of the vessel acquisition proposal;

•	demand that your shares of Seanergy common stock be redeemed into cash in accordance with the procedures described in this proxy statement; and

•	ensure that your bank or broker complies with the procedures described in the next paragraph.

Your bank or broker must, by 5:00 P.M., New York City time, on [          ], 2008, the business day prior to the special meeting, electronically transfer your shares to the DTC account of Continental Stock Transfer &

42

Trust Company, our stock transfer agent, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written instructions that you want to redeem your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the initial closing of the acquisition. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, attn: Mark Zimkind, tel. 212-845-3287, fax 212-616-7616 by 5:00 p.m., New York City time, on [          ], 2008, the business day prior to the special meeting, your shares will not be redeemed.

If you demand redemption of your shares, and later decide that you do not want to redeem such shares, your bank or broker must make arrangements with Continental Stock Transfers & Trust Company, at the telephone number stated above, to withdraw the redemption. To be effective, withdrawals of shares previously submitted for redemption must be completed prior to the commencement of the special meeting.

Continental Stock Transfer & Trust Company can assist with this process. We urge shareholders who may wish to exercise their redemption rights to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such shareholders fail to act promptly, they may be unable to timely satisfy the redemption requirements.

Any action that does not include a vote against the vessel acquisition proposal will prevent you from exercising your redemption rights.

Solicitation Costs

Seanergy is soliciting proxies on behalf of the Seanergy board of directors, and Seanergy will pay all costs of preparing, assembling and mailing the proxy materials. This solicitation is being made by mail. Seanergy and its directors and officers may also solicit proxies in person, by telephone, by fax or by other electronic means and, in the event of such solicitations, the information provided will be consistent with this proxy statement and enclosed proxy card. These persons will not receive any additional compensation for these services. Seanergy will ask banks, brokers and nominees to forward its proxy materials to their beneficial owners and to obtain their authority to execute proxies and voting instructions. Seanergy will reimburse them for their reasonable expenses. We have retained the proxy-soliciting firm of Morrow & Co., LLC to assist in the solicitation of proxies and provide related advice and informational support, at a cost of approximately $5,000.

Stock Ownership

There are 28,600,000 outstanding shares of Seanergy common stock. The founding shareholders own an aggregate of approximately 21.37% of the outstanding shares. All of these shareholders have agreed to vote: (i) all of the founding shares in the same way as the majority of the shares of common stock voted by the public shareholders with respect to the vessel acquisition proposal and (ii) any shares of Seanergy common stock they acquired or may acquire in or after our IPO in favor of the vessel acquisition proposal. The public shareholders are free to vote their shares as they see fit.

The following table sets forth information, as of June 16, 2008, regarding the beneficial ownership of shares of common stock as of the record date, by each person known by us to own beneficially 5% or more of our outstanding common stock, each of our directors and officers, and all of our officers and directors as a group.

43

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

			Percentage of			Percentage of
			Outstanding			Outstanding
	Voting		Common	Investment		Common
Name and Address of Beneficial Owner(1)	Power(2)		Stock	Power(2)		Stock

Georgios Koutsolioutsos	5,500,000	(3)	19.23%	2,310,000	(5)	8.08%
Alexios Komninos	5,500,000	(3)	19.23%	302,500	(5)	1.06%
Ioannis Tsigkounakis	5,500,000	(3)	19.23	137,500	(5)	*
Dale Ploughman	0		*	0		*
Kostas Koutsoubelis	0		*	0		*
Elias M. Culucundis	0		*	0		*
United Capital Investments Corp.(6)	6,113,000	(3)(4)	21.37%	1,300,500	(5)	4.55%
Atrion Shipholding S.A.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
Plaza Shipholding Corp.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
Comet Shipholding Inc.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
QVT Financial LP(7)	1,800,670		6.30%	1,800,670		6.30%
Andrew M. Weiss, Ph.D.(8)	1,409,777		4.93%	1,409,777		4.93%
HBK Investments LP(9)	2,314,587		8.09%	2,314,587		8.09%
Fir Tree, Inc.(10)	1,760,000		6.15%	1,760,000		6.15%
All directors and executive officers as a group (6 individuals)	5,500,000	(3)	19.23%	2,750,000	(5)	9.62%

*	less than one (1%) percent

(1)	Unless otherwise indicated, the business address of each of the shareholders is c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.

(2)	Does not include shares of common stock issuable upon exercise of warrants that are not exercisable in the next 60 days.

(3)	Includes an aggregate of 5,500,000 shares of our common stock owned by the Investors and the founding shareholders, which are subject to the voting agreement described below.

(4)	Includes 613,000 shares of our common stock purchased on June 5, 2008 and June 10, 2008, as to which United Capital Investments Corp. has sole voting power.

(5)	None of the Investors or founding shareholders has shared investment power with respect to any of the shares beneficially owned.

(6)	On May , 2008, each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. purchased 687,500 shares of Seanergy common stock (for an aggregate of 2,750,000 shares) from Messrs. Panagiotis Zafet and Simon Zafet, each of whom was a former officer and director of the Seanergy. These shares are subject to the same restrictions as the founding shares issued to our Original Founders. Does not include up to an aggregate of 2,260,000 shares of Seanergy Buyer stock issuable to these entities if they convert the convertible note they will receive in connection with the vessel acquisition and up to an aggregate of 4,308,075 shares of Seanergy Buyer stock issuable to these entities if Seanergy Buyer achieves certain earnings thresholds, for a total of up to an aggregate of 6,568,075, which shares are exchangeable for Seanergy common stock on a one-for-one basis. Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza and Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of United Capital Investments Corp., Atrion Shipholding S.A., Plaza and Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(7)	Represents the aggregate holdings of QVT Financial LP, QVT Financial GP LLC, QVT Fund LP, and QVT Associates GP LLC. Based on an amended Schedule 13G filed on January 25, 2008, QVT Financial LP is the

44

beneficial owner of 1,800,670 shares (or 6.30% of our outstanding common stock); QVT Financial GP LLC is the beneficial owner of 1,800,670 shares (or 6.30% of our outstanding common stock); QVT Fund LP is the beneficial owner of 1,483,397 shares (or 5.19% of our outstanding common stock); and QVT Associates GP LLC is the beneficial owner of 1,643,519 shares (or 5.75% of our outstanding common stock). The address of each of QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The address of QVT Fund LP is Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman, KY1 9001 Cayman Islands.

(8)	Represents the aggregate holdings of Andrew M. Weiss, Ph.D., Weiss Asset Management, LLC and Weiss Capital, LLC. Based on an amended Schedule 13G filed on April 15, 2008, Dr. Weiss is the beneficial owner of 1,409,777 shares (or 4.93% of our outstanding common stock); Weiss Asset Management, LLC is the beneficial owner of 625,247 shares (or 2.12% of our outstanding common stock); and Weiss Capital LLC is the beneficial owner of 784,530 shares (or 2.74% of our outstanding common stock). The address of each of Weiss Asset Management, Weiss Capital, and Dr. Weiss is 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116.

(9)	Represents the aggregate holdings of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP. Based on an amended Schedule 13G filed on February 8, 2008, each of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP is the beneficial owner of 2,314,587 shares (or 8.09% of our outstanding common stock). The address of each of HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(10)	Represents the aggregate holdings of Fir Tree, Inc., Fir Tree Capital Opportunity Master Fund, LP, and Sapling LLC. Based on an amended Schedule 13G filed on February 14, 2008, Fir Tree, Inc. is the beneficial owner of 1,760,000 shares (or 6.15% of our outstanding common stock); Sapling LLC is the beneficial owner of 1,514,500 shares (or 5.30% of our outstanding common stock); and Fir Tree Capital Opportunity Master Fund LP is the beneficial owner of 245,500 shares (or less than 1% of our outstanding common stock). The address of each of Fir Tree, Inc. and Sapling, LLC is 505 Fifth Avenue, 23rd Floor, New York, NY 10017. The address of Fir Tree Capital Opportunity Master Fund, L.P. is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman Islands, Cayman Islands.

PROPOSAL 1 — THE VESSEL ACQUISITION PROPOSAL

The discussion in this proxy statement of the vessel acquisition and the principal terms of the Master Agreement and each MOA, each dated as of May 20, 2008, by and among Seanergy, Seanergy Buyer, each Seller named therein and the Investors named therein is subject to, and is qualified in its entirety by reference to, the Master Agreement and the applicable MOA. A copy of the Master Agreement and each MOA is attached as an annex to this proxy statement and is incorporated in this proxy statement by this reference.

General Description of the Vessel Acquisition

Pursuant to the Master Agreement and the several MOAs, Seanergy Buyer has agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy Buyer common stock (subject to Seanergy Buyer meeting certain EBITDA thresholds as defined in the Master Agreement), six dry bulk carriers, including a newly built vessel and one vessel currently under construction, from companies associated with members of the Restis family. This fleet of dry bulk carriers includes two Panamax, two Supramax and two Handysize dry bulk carriers. All six vessels entered into time charters with South African Marine Corporation, an affiliate of members of the Restis family and one of the oldest shipping names in Africa. These dry bulk carriers transport a variety of dry bulk cargoes such as coal, iron ore and grain. The vessels have a combined cargo-carrying capacity of 317,743 deadweight tons and an average fleet age of approximately 10.5 years. One of the two Supramax dry bulk carriers is newly built and one is under construction and scheduled for delivery in 2008.

On the initial closing date, title to, and delivery of, such number of vessels, together with contract rights to purchase vessels, whose aggregate fair market value will equal at least 80% of the amount in the trust account

45

(excluding deferred underwriting discounts and commissions in the amount of $5,362,500), will be transferred and effectuated by the Seller of each such vessel to Seanergy Buyer in accordance with the terms and conditions of each MOA relating to each such vessel, such that Seanergy’s initial business combination (as defined in its prospectus with respect to its initial public offering) may be consummated. In addition, on the initial closing date, Seanergy Buyer will deposit an amount equal to 20% of the balance of the aggregate cash purchase price for the vessels not yet delivered in a joint interest-bearing account, with the balance of the cash purchase price for each vessel to be paid against delivery of such vessel in accordance with the terms and conditions of the MOA governing each such vessel.

The remaining vessels that are currently trading are to be delivered as soon as possible after the initial closing, their then-current itineraries permitting. The ownership and possession of the vessel that is currently under construction will be transferred and delivered to Seanergy Buyer simultaneously with the delivery of that vessel from the shipyard to the relevant Seller, or on the initial closing date, if delivery can be made as of such date. All warranties applicable to such vessels will be assigned by each such Seller to Seanergy Buyer or its nominated subsidiary.

Each of the Sellers is a single vessel-owning entity, a customary form of vessel ownership in the shipping industry, that is controlled by members of the Athens-based Restis family: Valdis Marine Corp., a Marshall Islands company, Goldie Navigation Ltd., a Marshall Islands company, Kalistos Maritime S.A., a Marshall Islands company, Kalithea Maritime S.A., a Marshall Islands company, Pavey Services Ltd., a British Virgin Islands company, and Shoreline Universal Limited, a British Virgin Islands company.

The Restis family has been engaged in the international shipping industry for more than forty years, including the ownership and operation of more than sixty vessels in various segments of the shipping industry, including cargo and chartering interests. The separate businesses controlled by members of the Restis family, when taken together, comprise one of the largest independent shipowning and management groups in the dry bulk sector of the shipping industry. Through our separate agreements with affiliates of members of the Restis family in respect of the management and the chartering of the vessels in our initial fleet upon their delivery to us, we expect to benefit from their extensive industry experience and established relationships. We believe that Safbulk, the Restis family affiliate that will act as our commercial broker, has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers.

Background of the Acquisition

Seanergy is a blank check company formed specifically for the purpose of acquiring, through a merger, capital stock exchange, vessel acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry, whose fair market value is equal to at least 80% of the amount in our trust account (excluding deferred underwriting discounts and commissions in the amount of $5,362,500).

The terms of the vessel acquisition proposal is the result of arm’s length negotiations between representatives of Seanergy and members of the Restis family. The following is a discussion of the background of the selection and negotiation of the vessel acquisition proposal, and Seanergy’s efforts to identify potential candidates for a business combination.

On February 7, 2008, Georgios Koutsolioustos and Alexios Komninos, president and chief financial officer, respectively, of Seanergy, met with Victor Restis to discuss business opportunities related to Seanergy. Mr. Restis expressed interest in Seanergy and proposed a possible transaction involving the sale of a fleet of newly constructed vessels and second hand vessels to Seanergy for a combination of cash, equity and debt.

Mr. Koutsolioutsos indicated to Mr. Restis that such business opportunity might be suitable for Seanergy and asked for specifications of the proposed fleet from Mr. Restis.

Companies controlled by members of the Restis family manage, own and operate a considerable number of vessels and have an extensive number of newly constructed vessels on order. Accordingly, the initial fleet proposed for evaluation by Mr. Restis consisted of seven vessels, including three Panamax, two Handysize and two Supramax vessels. Following discussions between the parties, the list was revised several times before concluding on the composition of the current fleet.

46

On March 10, 2008, Georgios Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis, Seanergy’s secretary, and Panos Zafet, Seanergy’s former chief executive officer and co-chairman of the board of directors, met to review and discuss the opportunity, prepare the relevant financial models and assess whether the transaction was suitable for Seanergy. This meeting was not a board meeting, but an internal meeting to discuss and assess the opportunity.

From mid March 2008 to early April 2008, representatives from the Restis family and Seanergy exchanged information regarding the proposed fleet and other aspects of the proposed transaction.

Over numerous extensive meetings during April 2008, representatives from the Restis family and Seanergy met to develop the potential transaction structure. Further discussions were held during which financial models were also developed and analyzed.

On May 7, 2008, Victor Restis contacted Panos Zafet regarding purchasing the founding shares and private placement warrants from both Panos and Simon Zafet and causing representatives of members of the Restis family to replace the Zafets as insiders of Seanergy. Mr. Restis agreed to this condition, Mr. Restis and the Zafets then agreed upon a purchase price and the Zafets retained counsel separate from the Company to negotiate the transaction on their behalf. On May 20, 2008, the Zafets and the Investors enacted and closed upon the stock purchase transaction. (See “Certain Relationships and Related Party Transactions — Stock Purchase Agreement”)

On May 20, 2008, a special meeting of the board of directors of Seanergy was held to approve the vessel acquisition. A draft of the Axiom fairness opinion was delivered to the board of directors on May 19, 2008 prior to the special meeting of the board of directors. In addition, representatives of Axiom made a presentation at the special meeting of the board of directors with regard to the analysis undertaken by Axiom, as well as an overview of comparable transactions, various models and other factors that were taken into consideration in reaching its opinion with regard to the vessel acquisition. Axiom advised the board that it was of the opinion of Axiom that the vessel acquisition is fair to Seanergy and its shareholders from a financial point of view and that the vessels have a fair market value of at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions in the amount of $5,362,500). After the presentation by representatives of Axiom, the board of directors approved the vessel acquisition subject to the receipt of the executed fairness opinion confirming Axiom’s oral advice. The written opinion was received shortly after the special meeting.

From April 10, 2008 to May 15, 2008, the parties negotiated a number of commercial documents relating to the transaction, including the Master Agreement, the MOAs for the six dry bulk carriers, including a newly built vessel and one vessel and one vessel currently under construction, the Management Agreement and the Brokerage Agreement, among others, culminating in the execution of such definitive agreements on May 20, 2008.

Prior to entering into the Master Agreement, Seanergy considered three other potential business combination transactions, excluding the vessel acquisition being proposed to our shareholders. These candidates were in various sectors of the shipping industry, including panamax tankers, container vessels and dry bulk carriers. All of the prospective business combinations were accorded serious consideration by Seanergy’s executive officers; two of the transactions were rejected prior to reaching an agreement in principle because the transaction size was insufficient due to the potential sellers’ unwillingness to include a sufficient number of vessels in the sale.

Seanergy agreed to the substantive terms of a business combination with one of the potential candidates. In connection therewith, Seanergy entered into a non binding letter of intent on February 18, 2008 with Paradise Tankers Corp./Heidmar Inc., mixed fleet companies, for the acquisition of five Panamax tankers and two Panamax bulk carriers and commenced due diligence which included reviewing the charter-party agreements for the vessels, reviewing class records and physically inspecting a number of vessels through an independent surveyor. The letter of intent was subsequently terminated on May 8, 2008 due to the decision of sellers not to sell due to market conditions.

The management of Seanergy decided to enter into the Master Agreement and the MOAs because it concluded that the vessel acquisition, unlike the other three transactions it had considered, was in the best interests of Seanergy and its shareholders. In particular, Seanergy believes that the dry bulk sector of the shipping industry currently provides the most attractive opportunities for a business combination due to anticipated continued demand from China and India that we expect to keep dry bulk shipping rates at historically high levels. Seanergy also believes that the Sellers and Investors are reputable vessel owners and operators in this highly fragmented sector. Management

47

also believes that, not only is the fleet to be purchased well diversified in terms of age, size and type of vessel, but the vessels in the fleet are subject to charter parties that have been secured on favorable market terms. Finally, because the Investors (which are parties related to the Sellers), through their affiliates, will commercially manage the vessels, and because their affiliates will also charter the vessels, they will have a vested interest in the performance of the fleet and Seanergy as a whole. Management believes that, through our separate agreements with affiliates of members of the Restis family in respect of the management and the chartering of all of the six vessels in our initial fleet upon their delivery to us, Seanergy will benefit from the Restis family’s extensive industry experience and established relationships.

It should be noted that Georgios Koutsolioutsos and Alexios Komninos, on behalf of Seanergy, and Dale Ploughman, as a representative of the Restis family, were some, but not all, of the individuals who were responsible for negotiating the terms of the definitive agreements on behalf of each respective party, and each such individual has since execution of such agreements assumed a position with, and is receiving compensation from, Seanergy and will continue in such positions if the vessel acquisition is approved: Dale Ploughman was appointed and will continue as a member of our board of directors and as our chief executive officer; Georgios Koutsolioutsos resigned as co-chairman of the board of directors and president and was appointed and will continue as sole chairman of the board of directors; Alexios Komninos will continue to serve as chief financial officer; Ioannis Tsigkounakis will continue to serve as secretary; and Kostas Koutsoubelis was appointed and will continue as a member of our board of directors.

The compensation for Seanergy’s and Seanergy Buyer’s officers and directors will be determined after the vessel acquisition.

Advisors

Seanergy engaged the following advisors to assist management in identifying, evaluating, structuring and marketing transactions with potential targets.

Seanergy has retained Maxim Group LLC (“Maxim”) pursuant to the Professional Services Agreement, dated April 9, 2008 (the “Professional Services Agreement”), to provide advisory services in connection with the acquisition by Seanergy of one or more business in the shipping industry and/or other related industries. Maxim shall be entitled to a success fee equal to 0.87% of the total consideration paid in connection with the vessel acquisition. Seanergy has agreed to reimburse Maxim for all reasonable out of pocket expenses upon the consummation of the vessel acquisition, and to indemnify and hold Maxim for harmless for any losses suffered by Maxim in connection with its obligations under the Professional Services Agreement.

Seanergy has also entered into a finder’s agreement with an unaffiliated party, pursuant to which Seanergy has agreed to pay such party a finder’s fee of 0.5% of the total consideration paid in connection with the vessel acquisition.

Interests of Seanergy’s Directors and Officers in the Vessel Acquisition

When you consider the recommendation of Seanergy’s board of directors that you vote in favor of the vessel acquisition proposal, you should keep in mind that certain of Seanergy’s directors and officers have interests in the acquisition that are different from, or in addition to, your interests as a shareholder. See the section entitled, “Certain Relationships and Related Party Transactions.”

Our founding shareholders, three of whom serve on our board of directions, own shares of our common stock which will be released from escrow only if a business combination is successfully completed and own warrants which will expire worthless if a business combination is not consummated. In addition, Messrs. Dale Ploughman and Kostas Koutsoubelis have each been appointed to serve on our board of directors by the Investors. The Investors also beneficially own shares of common stock which will be released from escrow only if a business combination is successfully completed and warrants which will expire worthless if a business combination is not consummated, all of which were purchased for $25,000,000 from two of our former officers and directors. Because each of Messrs. Ploughman and Koutsoubelis was appointed by the Investors, and are employed by affiliates of the Investors in other ship-owning ventures, the Investors are in a position to exert influence over such individuals in

48

their capacities as directors of Seanergy. Accordingly, these board members may have certain financial motivations to consummate a business combination and may have a conflict of interest in determining whether a particular target acquisition is appropriate to effect a business combination.

Under Marshall Islands law, each of these individuals has a fiduciary duty to us, and not to any of our other shareholders or affiliates, in acting as our officer and/or director. These fiduciary duties include the duty of loyalty, which requires that an officer or director must exercise his or her powers in good faith in the best interests of the corporation he or she serves and not in the director’s or officer’s own interest or in the interest of another person or an organization with which the officer or director is associated.

Seanergy’s Reasons for the Vessel Acquisition and Recommendation of Seanergy’s Board of Directors

Seanergy’s board of directors has concluded that the vessel acquisition is in the best interests of Seanergy and its shareholders and that the vessel acquisition is fair, from a financial point of view, to Seanergy’s shareholders. The Seanergy board of directors also concluded that the fair market value of the number of vessels to be delivered at the initial closing together with the contract rights to purchase the remaining vessels is equal to at least 80% of Seanergy’s net assets (excluding deferred underwriting discounts and commissions in the amount of $5,362,500) at the time of the execution of the definitive agreements for the vessel acquisition and that all other conditions to the consummation of the business combination set forth in the prospectus for Seanergy’s initial public offering have been met. The total consideration for the vessel acquisition is (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy Buyer common stock (subject to Seanergy Buyer meeting certain EBITDA thresholds as defined in the Master Agreement). Eighty percent of Seanergy’s net assets, as of March 31, 2008 (excluding deferred underwriting discounts and commissions in the amount of $5,362,500) is approximately $182,947,000.

In addition, Axiom, rendered its opinion to Seanergy’s board of directors that, as of the date of its opinion, and based on conditions that existed as of that date, upon and subject to the considerations described in its opinion and based upon such other matters as it considered relevant, the vessel acquisition is fair to Seanergy and its shareholders from a financial point of view and that the number of vessels to be delivered at the initial closing together with the contract rights to purchase the remaining vessels have a fair market value of at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions in the amount of $5,362,500). It should be noted that Axiom utilized forecasts provided by our management, which assume three vessels are delivered at the initial closing and are immediately chartered out and two vessels are delivered within 60 days after the initial closing. The projections assume strong future growth in revenues and an improvement in EBITDA in line with the additional vessels being delivered over the next 60 days. The full text of the Axiom fairness opinion, dated as of May 14, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex L.

Members of our management team have extensive experience in the shipping industry, and in the dry bulk sector of the shipping industry, in particular. Seanergy believes that the dry bulk sector of the shipping industry currently provides the most attractive opportunities for a business combination, and that the Sellers are reputable vessel owners and operators in this highly fragmented sector. Management also believes that, not only is the fleet to be purchased well diversified in terms of age, size and type of vessel, but the vessels in the fleet are subject to charter parties that have been secured on favorable market terms. Finally, because the Sellers, through their affiliates, will manage the vessels and are significant shareholders in Seanergy, they will have a vested interest in the performance of the fleet and Seanergy as a whole.

The board of directors also relied on due diligence reviews and analyses of the dry bulk carriers performed by various independent professionals, including financial, legal, accounting and other consultants retained for such purpose. Seanergy engaged an independent third party shipping and technical expert, who performed due diligence on the vessels. The consultants were paid primarily based on the amount of time spent on the engagement and were reimbursed reasonable out of pocket expenses. As part of the financing of the transaction, Seanergy and certain financial institutions and their legal advisors performed additional due diligence as required to obtain financing commitments. The financial institutions financing the transaction and their legal advisors will be paid at, or shortly after, closing of the transaction upon funding.

49

Seanergy conducted a due diligence review of the dry bulk carriers and the Sellers that included a review, among other things, of the Seller’s charter documents and corporate minutes and the vessels’ records of the relevant classification society. All second hand vessels have been physically inspected, and Seanergy has the right to conduct a divers’ inspection at the port of delivery prior to each second hand vessels’ delivery to Seanergy. Finally, we have reviewed the specification plans, general arrangement plans and other documentation relating to the newly constructed vessels.

Seanergy’s board of directors considered a wide variety of factors in connection with its evaluation and recommendation to approve the Master Agreement, the several MOAs and the other definitive agreements. The board relied on an analysis or review of various factors, including, but not limited to, the following:

•	the quality of the vessels to be delivered at the initial closing and the vessels to be delivered at the subsequent closings, including the average vessel age of approximately 10.5 years, when including the newly constructed vessels;

•	the diversification among the fleet, specifically with respect to the ages and sizes of vessels;

•	the strong demand for raw materials in recent years by developing countries, particularly China and India, that has resulted in robust growth for dry bulk shipping as well as increased charter rates;

•	Seanergy’s management team’s knowledge of and experience in the shipping industry, particularly within the dry bulk sector;

•	the Sellers’ obligations under the Master Agreement to procure time charters at predetermined market related charter rates, which would provide predictable revenues with respect to all of the vessels;

•	the assessment by Seanergy management that publicly available sales information supported the view that dry bulk vessel values were in an environment of further increases at the time the purchase price was agreed upon; and

•	the fact that the agreement to purchase the six vessels from the Sellers was the result of a comprehensive review conducted by Seanergy’s board (with the assistance of its financial and legal advisors) of the strategic alternatives available to Seanergy.

Seanergy’s board of directors also considered potential risks relating to the vessel acquisition, including the following:

•	one or more Sellers may fail to deliver a vessel to Seanergy;

•	South African Marine Corporation S.A., a company associated with members of the Restis family, may fail to perform the time charters for the vessels entered into between South African Marine Corporation S.A. and Seanergy Buyer’s nominated vessel owning subsidiaries;

•	the volatility of charter rates and vessel values in the dry bulk sector; and

•	the risks and costs to Seanergy if the vessel acquisition is not completed, including the need to locate another suitable business combination or arrangement.

For further potential risks relating to the vessel acquisition, see the section entitled “Risk Factors” beginning on page 21.

Acquisition Financing

Seanergy intends to fund a portion of the aggregate purchase price of the six dry bulk carriers, including a newly built vessel and one vessel currently under construction, with (i) the cash in the trust account, net of the deferred underwriting compensation and estimated express of approximately $14.7 million for legal and accounting services, the fairness opinion and other services and (ii) debt financing in a maximum principal amount of $255,000,000, which debt will be secured by the vessels that Seanergy has agreed to purchase as part of the vessel acquisition. Seanergy intends to borrow an amount sufficient to fund the balance of the cash portion of the aggregate purchase price of the vessels to be delivered at the initial closing and the vessels to be delivered at subsequent

50

closings to the extent that funds in the trust account are insufficient to do so. Following the acquisition of the six vessels, Seanergy expects to have working capital of approximately $7.8 million. Any excess funds that may still be available under any credit facility will be used to provide working capital. See the section entitled, “The Acquisition Financing.”

Vote Required

Under Seanergy’s amended and restated articles of incorporation, approval of the vessel acquisition proposal requires the affirmative vote of the holders of a majority of the shares of common stock cast at the special meeting, provided that there is a quorum. Seanergy’s initial shareholders have agreed to vote 5,500,000 of their shares, representing approximately 19.23% of the issued and outstanding shares of common stock, in accordance with the holders of a majority of the public shares voting in person or by proxy at the meeting. In addition, holders of the founding shares have agreed to vote any shares of Seanergy common stock they acquired or may acquire in the future in favor of the vessel acquisition proposal. Accordingly, United Capital Investments Corp. will be voting 613,000 shares of our common stock purchased on June 5, 2008 and June 10, 2008, as to which it has sole voting power, in favor of the vessel acquisition proposal. If the shareholders approve the vessel acquisition proposal, the vessel purchase proposal will only proceed if holders of shares sold in Seanergy’s initial public offering representing less than 35% of the shares sold in the initial public offering exercise their redemption rights at the time of casting a vote against the vessel purchase proposal. If the holders of 8,085,000 or more shares sold in Seanergy’s initial public offering (which number represents 35% of the shares of common stock sold in Seanergy’s IPO and private placement) vote against the vessel acquisition proposal and demand that Seanergy redeem their shares for their pro rata portion of the trust account established at the time of the initial public offering, Seanergy will not be permitted to consummate the vessel acquisition pursuant to its articles of incorporation. If shareholders approve the vessel acquisition proposal but do not approve the liquidation and dissolution proposal, the vessel acquisition will proceed.

An abstention or the failure to instruct your broker how to vote (also known as a broker non-vote) is not considered a vote cast at the meeting with respect to the vessel acquisition proposal and therefore your vote will have no effect on the vote relating to the vessel acquisition. Failure to vote will not have the effect of redeeming your shares into a pro rata portion of the trust account, and you will not be able to redeem your shares.

Recommendation

After careful consideration of the terms and conditions of the proposed vessel acquisition, the board of directors of Seanergy has determined that the vessel acquisition and the transactions contemplated thereby are in the best interests of Seanergy and its shareholders and that the vessel acquisition is fair, from a financial point of view, to its shareholders. See the section entitled, “Fairness Opinion.” Seanergy’s board of directors recommends that you vote or give instructions to vote “FOR” the vessel acquisition proposal.

The foregoing discussion of the information and factors considered by the Seanergy board of directors is not meant to be exhaustive, but includes the material information and factors considered by Seanergy’s board of directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE
VESSEL ACQUISITION PROPOSAL.

THE ACQUISITION AGREEMENTS

The summary of the material terms of the Master Agreement, the MOAs, the Management Agreement and the Brokerage Agreement appearing below and elsewhere in this proxy statement is subject to the terms and conditions of all such agreements, forms of which are attached to this proxy statement as Annex A through Annex G. This summary may not contain all of the information about the Master Agreement, the MOAs, the Management Agreement and the Brokerage Agreement that is important to you. We encourage you to read carefully all such agreements in their entirety.

51

The Master Agreement; The Six Memoranda of Agreement or MOAs

Purchase Price and Delivery of the Six Vessels

Pursuant to the MOAs, Seanergy Buyer will acquire six vessels (two Handysize, two Panamax and two Supramax dry bulk carriers), including one vessel that is currently under construction, from the Sellers for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy Buyer common stock (subject to Seanergy Buyer meeting certain EBITDA thresholds). On the initial closing date of the vessel acquisition, Seanergy Buyer will deposit, in separate joint interest-bearing accounts, an amount representing a deposit of 20% of the aggregate purchase price, with the balance of the purchase price for each vessel to be paid against delivery of such vessel. The sale and delivery of each of the six dry bulk carriers, including a newly built vessel and one vessel currently under construction, is governed by the terms and conditions of a standard Memorandum of Agreement approved by the Baltic and International Maritime Council, or BIMCO, under code name NORWEGIAN SALEFORM 1993, as further negotiated by the parties.

On the initial closing date, title to, and delivery of, such number of vessels, together with contract rights to purchase vessels, whose aggregate fair market value is equal at least to 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions in the amount of $5,362,500), will be transferred and effectuated by the Seller of each applicable vessel to Seanergy in accordance with the terms and conditions of each MOA relating to each such vessel. The balance of the second hand vessels are to be delivered as soon as possible after the initial closing date in accordance with the terms and conditions of each MOA relating to each such vessel, each having a canceling date 60 days after the initial closing date. The ownership and possession of the vessel that is currently under construction will be transferred and delivered to Seanergy Buyer as soon as reasonably possible with the delivery of that vessel from the shipyard to the relevant Seller. The Master Agreement and the MOAs shall automatically terminate if the shareholder’s meeting associated with this proxy statement has not occurred by July 30, 2008, or such later date as the Sellers may, from time to time, specify by notice in writing to Seanergy and Seanergy Buyer.

Subsidiaries of Seanergy Buyer and South African Marine Corporation S.A., an affiliate of the Sellers and members of the Restis family, entered into time charter parties for all vessels. Each charter party shall commence as of the delivery of each vessel to Seanergy Buyer to which such charter party relates.

The table below provides summary information about the six dry bulk carriers:

						Term of
						Time	Daily Time
				Year	Purchase	Charter	Charter Hire
Vessel(1)	Vessel-Owning Subsidiary(2)	Type	Dwt	Built	Price(3)	Party	Rate(3)(4)

African Oryx	Cynthera Navigation Ltd.	Handysize	24,110	1997	$44,080,750	1 year	$30,000
African Zebra	Waldeck Maritime Co.	Handysize	38,632	1985	34,500,000	1 year	$36,000
Bremen Max	Martinique International Corp.	Panamax	73,503	1993	70,350,000	1 year	$65,000
Hamburg Max	Harbour Business International Corp.	Panamax	73,498	1994	74,350,000	1 year	$65,000
Davakis G. (ex. Hull No. KA215)	Amazons Management Inc.	Supramax	54,000	2008	88,500,000	1 year	$60,000
Hull No. KA216	Lagoon Shipholding Ltd.	Supramax	54,000	2008	83,500,000	1 year	$60,000
Total			317,743		$395,280,750

(1)	Each vessel is currently registered in the Bahamas except the M/V Bremen Max and Hamburg Max, which are registered in the Isle of Man. Seanergy plans to retain the existing countries of registration for each vessel.

(2)	These are the vessel-owning subsidiaries that will own and operate the vessels after the initial closing date.

52

(3)	Based on the purchase price set forth in the respective MOAs.

(4)	Daily time charter rate represents the hire rates that South African Marine Corporation S.A. has agreed to charter the Vessels from Seanergy Buyer’s vessel-owning subsidiaries with effect from the delivery of each of those Vessels thereto.

(5)	All charter hire rates are inclusive of a commission of 1.25% payable to Safbulk, as commercial broker, and 2.5% address commission payable to South African Marine Corporation S.A., as charterer.

The Sellers have a fixed legal obligation under the MOAs to deliver the vessels to Seanergy. The inability of the Sellers to deliver a vessel under an MOA would arise only in rare circumstances, for example, if the vessel becomes an actual, constructive or compromised total loss. In such circumstance, if a Seller does not deliver a vessel, the terms of the MOA provide that the deposit (inclusive of the interest) would be returned to Seanergy and the MOA would become null and void. In the event that a Seller fails to deliver a vessel for any other reason, Seanergy may take legal action against such Seller seeking damages for the Seller’s breach of its obligations under the MOA.

The parties have agreed to other matters related generally to the performance of their duties under the Master Agreement, including, without limitation, our obligation to file this proxy statement and obtain the approval of our shareholders, the parties’ requirement to maintain the confidentiality of each other party’s information disclosed during due diligence and negotiations and the parties using their commercially reasonable efforts to satisfy or cause to be satisfied all of the covenants, agreements and conditions set forth in the Master Agreement.

Other Conditions and Agreements

Seanergy Buyer’s relevant nominated subsidiaries entered into time charter parties for all vessels with South African Marine Corporation S.A., a company associated with members of the Restis family. Each charter party reflects rates for a one-year period from delivery of the applicable vessel as follows (inclusive of a total of 3.75% address and charter commission in favor of parties nominated by the Sellers): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Davakis G. (ex. Hull No. KA215); (iv) $60,000 per day for the Kouan 216; (v) $65,000 per day for the Bremen Max and (vi) $65,000 per day for the Hamburg Max, with some flexibility permitted with regard to the per vessel type charters secured by the Sellers so long as the operating day and duration weighted average revenues are consistent with the foregoing.

The Master Agreement also provides that we will enter into a management agreement with EST for the management of our fleet of vessels, and a commercial brokerage agreement with Safbulk for the chartering of the fleet, each as more fully set forth in the Master Agreement. Both EST and Safbulk are affiliated with one or more members of the Restis family.

In addition, the parties have agreed that, from and after the initial closing, both our board of directors and that of Seanergy Buyer shall consists of 13 directors, who shall be nominated, appointed and/or elected in accordance with the terms of the voting agreement described below. Notwithstanding this requirement, the boards of directors shall only consist of seven directors until the earlier of September 30, 2008 or the approval of the vessel acquisition by our shareholders.

Closing Conditions

The consummation of the transactions contemplated by the Master Agreement are conditioned upon the following: (i) delivery by each party to such other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the applicable closing date; (ii) delivery by each party to such other party of a certificate to the effect that all covenants contained in the Master Agreement have been materially complied with by each party, or waived, prior to or on the applicable closing date; (iii) no legal or governmental action, suit or proceeding shall have been instituted or threatened before any court, administrative agency or tribunal, and no order, judgment or decree shall have been issued or proposed to be issued by any court, administrative agency or tribunal setting aside, restraining, enjoining or preventing the consummation of the Master Agreement or the transactions contemplated thereby or that has, had, or would reasonably be expected to have, a material adverse effect on the Master Agreement or the transactions contemplated thereby; (iv) South African Marine Corporation S.A. has entered into charter parties with each applicable vessel-owning subsidiary nominee of

53

Seanergy Buyer in accordance with the terms of the Master Agreement; and (v) the execution by and delivery to each party of each of the various closing deliveries required therein.

We cannot complete the vessel acquisition unless (i) a majority of the shares of our common stock voted by the public shareholders are voted in favor of the vessel acquisition, and (iii) public shareholders owning less than 35% of the shares sold in our initial public offering exercise their redemption rights. If the vessel acquisition is not approved by the requisite vote of our shareholders and/or, public shareholders owning more than 35% of the shares sold in our initial public offering exercise their redemption rights and do not vote in favor of these transactions, the vessel acquisition will be deemed cancelled and of no further force and effect, with no further action required on the part of the parties.

Finally, the obligations of the Sellers and the Investors to consummate the transactions contemplated by the Master Agreement, in addition to the obligations enumerated above, are conditioned upon the following: (i) from the date of the Master Agreement until the initial closing date, there shall have been no change, event or development that has had, or would reasonably be expected to have, a material adverse effect on us or Seanergy Buyer; (ii) the Management Agreement has been executed and delivered by the Managing Subsidiary (as defined in the Master Agreement) and EST; (iii) the Brokerage Agreement has been executed and delivered by the Managing Subsidiary and Safbulk; and (iv) each of Seanergy Buyer’s applicable vessel-owning subsidiaries shall have become parties to each of the Management and Brokerage Agreements.

Representations and Warranties

The Master Agreement contains representations and warranties of each of us and the Sellers, as applicable, that are customary for transactions of this type, relating to, among other things, proper corporate organization and similar corporate matters; due authorization, performance and enforceability of the Master Agreement; the requirement to obtain, or provide, any prior governmental approval or notice; and the absence of litigation relating to the parties’ ability to enter into or to consummate their obligations under the Master Agreement.

Termination

The Master Agreement may be terminated as follows: (i) by mutual written consent of us and Seanergy Buyer and a majority of the Sellers and the Investors; (ii) by the Sellers, if the proxy statement to be delivered to Seanergy shareholders is not mailed to Seanergy’s shareholders within ten business days from the date Seanergy received the financial information of the Sellers required to be in the proxy statement; or (iii) by the Sellers, if the shareholders meeting to which this proxy statement relates has not occurred by July 30, 2008, or such later date as the Sellers may, from time to time, specify by notice in writing to Seanergy and Seanergy Buyer. In the event of any such termination, all of the parties’ obligations thereunder shall terminate (except for certain obligations enumerated therein), however, the parties shall not be relieved from liability for the breach of any of their respective representations, warranties, covenants or agreements set forth in the Master Agreement.

Expenses

Under the Master Agreement, each of Seanergy and each Seller are responsible for its own expenses in connection with the preparation, negotiation, execution and delivery of the MOAs and the Master Agreement.

Governing Law; Dispute Resolution

Each of the MOAs is governed by and construed under the laws of England without regard to conflicts of laws principles. The Master Agreement is governed by and construed under the laws of New York without regard to conflicts of laws principles. Any dispute under the Master Agreement or the MOAs will be referred to London arbitration.

54

Management of the Fleet

Seanergy will outsource the management and commercial brokerage of its fleet to affiliates of members of the Restis family. The commercial brokerage of Seanergy’s fleet has been contracted out to Safbulk and the management of its fleet has been contracted out to EST.

Brokerage Agreement

Under the terms of the Brokerage Agreement entered into by Safbulk, as exclusive commercial broker, with Seanergy Management Corp., Safbulk will provide commercial brokerage services to Seanergy’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management Corp., a wholly owned subsidiary of Seanergy Buyer that oversees the provision of certain services to the Seanergy group of vessel-owning subsidiaries. Safbulk will be entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Safbulk, the Sellers and the Investors are affiliates of members of the Restis family. The Restis family has been engaged in the international shipping industry for more than forty years, including the ownership and operation of more than sixty vessels in various segments of the shipping industry, including cargo and chartering interests. The separate businesses controlled by members of the Restis family, when taken together, comprise one of the largest independent shipowning and management groups in the dry bulk sector of the shipping industry. Through our separate agreements with affiliates of members of the Restis family in respect of the management and chartering of the vessels in our initial fleet upon their delivery to us, we expect to benefit from their extensive industry experience and established relationships. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers.

Under the terms of the Master Agreement, the Sellers agreed to procure charters for all of the six vessels in Seanergy’s initial fleet. All of such vessels will be chartered to South African Marine Corporation S.A., an affiliate of members of the Restis family.

Prospectively, Seanergy intends to employ its vessels under time charters and in the spot market. A vessel trading in the spot market may be employed under a voyage charter or a time charter of short duration, generally less than three months. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. A voyage charter is a contract to carry a specific cargo for a per ton carry amount. Under voyage charters, Seanergy would pay voyage expenses such as port, canal and fuel costs. Under time charters, the charterer pays these voyage expenses. Under both types of charters, Seanergy will pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Seanergy will also be responsible for each vessel’s intermediate drydocking and special survey costs. Alternatively, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses.

Vessels operating on time charter provide more predictable cash flows, but can yield lower profit margins, than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable Seanergy to increase profit margins during periods of increasing dry bulk rates. However, Seanergy would then be exposed to the risk of declining dry bulk rates, which may be higher or lower than the rates at which Seanergy chartered its vessels. Seanergy will constantly evaluate opportunities for time charters, but only expects to enter into additional time charters if it can obtain contract terms that satisfy its criteria.

Management Agreement

Under the terms of the Management Agreement entered into by EST, as manager of all vessels to be owned by Seanergy’s subsidiaries with Seanergy Management Corp. EST will perform certain duties that will include general

55

administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Seanergy, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.

Under the terms of the Management Agreement, EST will be entitled to receive a daily fee of Euro 416.00 per vessel until December 21, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance, with the first payment due on the initial closing date. All subsequent payments shall be due on the first business day of each following month.

EST is also an affiliate of members of the Restis family. EST has been in business for over 34 years and manages approximately 95 vessels (inclusive of new vessel build supervision), including the fleet of vessels of affiliates of member of the Restis family. As with Safbulk, we believe that EST has achieved a strong reputation in the international shipping industry for efficiency and reliability and has achieved economies of scale that should result in the cost effective operation of our vessels.

The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Shipping Committee

We have established, and caused our wholly owned subsidiary, Seanergy Buyer, to establish, a shipping committee. The purpose of each shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, each of our board of directors and Seanergy Buyer’s board of directors has delegated all such matters to the respective shipping committees. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committees but instead shall be considered by the entire applicable board of directors. Each shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and the bylaws of Seanergy Buyer, two of the directors are appointed by the Investors and one of the directors is appointed by the Original Founders. The initial members of both shipping committees are Dale Ploughman and Kostas Koutsoubelis, who are the Investor appointees, and Elias Culucundis, who is the Original Founders appointee. Any vacancies on the shipping committees will be filled by the party that made the appointment of the person whose resignation or removal caused the vacancy.

The Charters

Seanergy Buyer’s relevant nominated subsidiaries entered into time charter parties for all vessels with South African Marine Corporation S.A., a company associated with members of the Restis family. Each charter party reflects rates for a one-year period from delivery of the applicable vessel as follows (inclusive of a total of 3.75% address and charter commission in favor of parties nominated by the Sellers): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Davakis G. (ex. Hull No. KA215); (iv) $60,000 per day for the Kouan 216; (v) $65,000 per day for the Bremen Max and (vi) $65,000 per day for the Hamburg Max, with some flexibility permitted with regard to the per vessel type charters secured by the Sellers so long as the operating day and duration weighted average revenues are consistent with the foregoing.

EST, Safbulk and South African Marine Corporation S.A, are each affiliates of members of the Restis family.

PROPOSAL 2 — THE LIQUIDATION AND DISSOLUTION PROPOSAL

Background

As originally contemplated at the time of our initial public offering, we formed Seanergy Buyer to transfer all or substantially all of our assets to, following which we will liquidate and dissolve. We are seeking your approval of

56

the proposed plan of liquidation in the form set forth in Annex R to this proxy statement of Seanergy, which is contingent upon the completion of the vessel acquisition. As a result of the liquidation and dissolution, we will distribute to each holder of shares of common stock of Seanergy, one share of common stock of Seanergy Buyer for each share of Seanergy common stock. All outstanding warrants of Seanergy will concurrently become obligations of Seanergy Buyer and become exerciseable to purchase Seanergy Buyer common stock.

In connection with the liquidation and dissolution we will (i) adopt the plan of liquidation in compliance with Marshall Islands law; (ii) pay or adequately provide for the payment of our liabilities; (iii) file a certificate of dissolution with the Registrar of Corporations of the Marshall Islands; and (iv) distribute to each holder of shares of common stock of Seanergy one share of common stock of Seanergy Buyer for each share of Seanergy common stock for each share of Seanergy held by such holder. All outstanding warrants of Seanergy will concurrently become obligations of Seanergy Buyer and become exerciseable to purchase Seanergy Buyer common stock. We expect to file the certificate of dissolution with the Registrar of Corporations of the Marshall Islands, and accordingly, distribute to our shareholders shares of common stock of Seanergy Buyer at such time as a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or an Information Statement under Section 14(a) of the Exchange Act by Seanergy Buyer is declared effective. The liquidation and dissolution proposal is conditioned upon and subject to the approval of the vessel acquisition proposal.

Proposal

Summary of the Plan of Liquidation

The following describes briefly the material terms of the proposed plan of liquidation of Seanergy. This summary is provided to assist shareholders in reviewing this proxy statement and considering the proposed liquidation and dissolution, but does not include all of the information contained in the proxy statement and may not contain all of the information that is important to you. To understand fully the liquidation and dissolution being submitted for shareholder approval, you should carefully read this proxy statement, including the accompanying copy of the plan of liquidation attached as Annex R, in its entirety.

Seanergy is seeking your approval for the liquidation and dissolution of Seanergy and of the plan of liquidation. After careful consideration of all relevant factors, Seanergy’s board of directors has unanimously determined that the liquidation and dissolution of Seanergy is fair to and in the best interest of Seanergy and its shareholders. The board of directors has unanimously approved Seanergy’s liquidation and dissolution, declared it advisable and directed that it be submitted for shareholder action. The board of directors has also approved the plan of liquidation and directed that it be submitted for shareholder action. We expect to file the certificate of dissolution with the Registrar of Corporations of the Marshall Islands, and accordingly, distribute to our shareholders shares of common stock of Seanergy Buyer at such time as a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or on Information Statement under Section 14(a) of the Exchange Act by Seanergy Buyer is declared effective. A copy of the plan of liquidation is attached as Annex R to this proxy statement. After approval of Seanergy’s plan of liquidation and dissolution, we anticipate that our activities will be limited to actions we deem necessary or appropriate to accomplish, inter alia, the following:

•	adopting a plan of liquidation in substantially the form set forth in Annex R to this proxy statement by board of directors action in compliance with Marshall Islands law;

•	paying or providing for the payment of our liabilities in accordance with Marshall Islands law;

•	Filing a registration statement with the SEC under the Securities Act of 1933, as amended, or an Information Statement under Section 14(a) of the U.S. Securities Exchange Act of 1934 in order to effectuate the distribution of Seanergy Buyer’s common stock;

57

•	filing a certificate of dissolution with the Registrar of Corporations of the Marshall Islands and, thereafter, remaining in existence as a non-operating entity for three years or such lesser period as allowed under Marshall Islands law;

•	distributing to each holder of shares of common stock of Seanergy one share of common stock of Seanergy Buyer for each share of Seanergy owned by such holder;

•	winding up our remaining business activities;

•	complying with U.S. Securities and Exchange Commission filing requirements, for so long as we are required to do so; and

•	making tax and other regulatory filings.

As Seanergy does not have any material assets beyond the Trust Account, we do not anticipate that any distributions to shareholders will be made other than the shares of common stock of Seanergy Buyer.

Under Marshall Islands law, shareholders will not have dissenters’ appraisal rights in connection with the dissolution and liquidation.

We will discontinue recording transfers of shares of our common stock on the date of Seanergy’s dissolution, although we believe that any trades of our common stock held in “street” name will be tracked and marked with a due bill by the Depository Trust Company. Thereafter, certificates representing shares of our common stock will not be assignable or transferable on our books, except by will, intestate succession or operation of law. After that date, we will not issue any new share certificates, except in connection with such transfers or as replacement certificates.

Our Conduct Following Approval of the Liquidation and Dissolution

Our directors and officers will not receive any compensation for the duties that each performs in connection with Seanergy’s dissolution under the plan of liquidation. Following approval of Seanergy’s dissolution by our shareholders at the special meeting, our activities will be limited to adopting the plan of liquidation, winding up our affairs, taking such actions as we believe may be necessary, appropriate or desirable to preserve the value of our assets, and distributing our assets in accordance with the plan of liquidation.

Following dissolution, although they do not expect to do so, our board of directors may, at any time, engage third parties to complete the liquidation pursuant to the plan of liquidation.

We will indemnify our officers, directors and agents in accordance with our amended and restated certificate of incorporation and bylaws for actions taken in connection with winding up our affairs. Our obligation to indemnify such persons may be satisfied out of our remaining assets, which are minimal. The board of directors may obtain and maintain such insurance as they believe may be appropriate to cover our indemnification obligations under the plan of liquidation. The board of directors has determined to continue to maintain directors’ and officers’ liability insurance following the dissolution of Seanergy.

Share Certificates

Shareholders should not forward their share certificates before receiving instructions to do so. After such instructions are sent, shareholders of record must surrender their share certificates to receive distributions of shares of Seanergy Buyer. If a share certificate has been lost, stolen or destroyed, the holder may be required to furnish us with satisfactory evidence of the loss, theft or destruction, together with a surety bond or other indemnity, as a condition to the receipt of any distribution.

Required Vote

The liquidation and dissolution proposal will be approved if the holders of at least two-thirds of Seanergy’s common stock which is represented in person or by proxy and entitled to vote at the meeting vote in favor of the liquidation and dissolution proposal. Notwithstanding, Seanergy will not consummate the liquidation and dissolution unless the vessel acquisition is also approved. If shareholders approve the vessel acquisition proposal but do

58

not approve the liquidation and dissolution proposal, the vessel acquisition will in any event proceed. Each of the liquidation and dissolution proposal and vessel acquisition proposal will be voted on separately.

An abstention or the failure to instruct your broker how to vote (also known as a broker non-vote), since it is not an affirmative vote in favor of a respective proposal but adds to the number of shares present in person or by proxy, will have the same effect as a vote against the liquidation and dissolution proposal. Failure to vote will not have the effect of redeeming your shares into a pro rata portion of the trust account.

The liquidation and dissolution proposal is conditioned upon and subject to the approval of the vessel acquisition proposal.

Recommendation

The board of directors believes that it is in the best interests of Seanergy that the shareholders approve the proposal to authorize the liquidation and dissolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF SEANERGY VOTE “FOR”’ THIS PROPOSAL 2 TO AUTHORIZE THE LIQUIDATION AND DISSOLUTION OF SEANERGY.

THE ACQUISITION FINANCING

Acquisition Financing

Seanergy intends to fund a portion of the aggregate purchase price of the six dry bulk carriers, including a newly built vessel and one vessel currently under construction, to be acquired in the vessel acquisition with (i) the cash in the trust account, net of the deferred underwriting compensation and estimated expenses of approximately $14.7 million for legal and accounting services, the fairness opinion and other services, the promissory note in the principal amount of $28,250,000 and (ii) up to a maximum of $255,000,000 from the debt financing, assuming that the maximum number of public shareholders exercise their redemption rights. Following the acquisition of the six vessels, Seanergy expects to have working capital of approximately $7.8 million. Any excess funds that may still be available under any credit facility will be used for additional vessel acquisitions and to provide working capital.

Debt Financing

On June 6, 2008, Seanergy Buyer, as borrower, and Seanergy and Seanergy Buyer, as guarantors, entered into a committed term sheet with Marfin Egnatia Bank S.A., whereby the latter, subject to the approval of the vessel acquisition proposal and the liquidation and dissolution proposal and certain other conditions, will arrange two credit facilities to Seanergy Buyer of up to $255,000,000. The credit facilities consist of (i) a term loan facility in the amount of $165,000,000 to fund 42% of the cash portion of the purchase price of the vessel acquisition and (ii) a revolving credit facility of up to $90,000,000 for investment and working capital purposes, including the acquisition of up to 8,085,000 Seanergy shares owned by public shareholders who elect to exercise their redemption rights. The credit facilities are to be secured by, among other things, a first priority mortgage on each of the six dry bulk carriers to be acquired in the vessel acquisition, and drawdowns under such facilities are not to exceed 70% of the aggregate value of all collateral.

The term loan facility will be available for six drawdowns, one drawdown on delivery of each of the six vessels, not later than January 30, 2009, as follows: (i) $18,500,000 for the African Oryx vessel; (ii) $14,000,000 for the African Zebra vessel; (iii) $36,850,000 for the Davakis G. (ex. Hull No. KA215) vessel; (iv) $36,850,000 for the Hull No. KA216 vessel; (v) $28,800,000 for the Bremen Max vessel, and (vi) $30,000,000 for the Hamburg Max vessel. The term loan facility is to be repaid in 28 consecutive quarterly principal installments commencing on the earlier of (A) three months from the last drawdown, and (B) March 31, 2009 with the first four installments equaling $7,500,000 each, the second four installments equaling $5,250,000 each and the next 20 installments equaling $3,200,000 each, with the last installment to be accompanied by a balloon payment in the amount of $50,000,000. The term loan facility will bear interest at the rate of LIBOR plus a margin of 1.50% subject to increase to 1.75% in the event the ratio of total assets to total liabilities is below 165%, which ratio will be tested quarterly.

59

The revolving credit facility will be available for up to $90,000,000 in drawings of up to $30,000,000 each, for investment and working capital purposes, including the acquisition of up to 8,085,000 Seanergy shares owned by public shareholders who elect to exercise their redemption rights. common stock of Seanergy at a redemption price of $10.00 per share to shareholders who exercise their redemption. The available revolving credit facility shall be reduced annually commencing one year from signing final documentation for the facility with a payment in the amount of $18,000,000 and thereafter with five consecutive annual payments in the amount of $12,000,000 each, with any outstanding balance to be paid with the balloon payment under the term loan facility. The revolving credit facility will bear interest at the rate of LIBOR plus a margin of 2.25% per annum.

Seanergy Buyer will be required to pay an arrangement fee of 1.0% of the amount of the credit facilities and a commitment fee of 0.25% per annum on the committed but un-drawn and un-cancelled portion of the revolving credit facility.

The credit facilities will contain financial covenants, including requirements to maintain (i) an average quarterly liquidity of 5% of total debt, (ii) a minimum liquidity of 2.5% of total debt, (iii) a maximum leverage of 70%, (iv) a maximum net debt/EBITDA ratio of 6.5:1, and (v) a minimum EBITDA/interest expense ratio of 2:1. The credit facilities will also contain usual and customary general covenants.

THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY

The information and data contained in this proxy statement relating to the global shipping industry has been provided by Clarkson Research Services Limited (“Clarkson Research”) and is taken from Clarkson Research’s database and other sources. We do not have any knowledge that the information provided by Clarkson Research is inaccurate in any material respect. Clarkson Research has advised that: (i) some information in Clarkson Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarkson Research’s database; and (iii) while Clarkson Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Dry Market Overview

Shipping is a global industry and its prospects are closely tied to the level of economic activity in the world. The maritime shipping industry is fundamental to international trade, because it is the only practicable and cost-effective means of transporting large volumes of many essential commodities and finished goods. Dry bulk shipping is the primary means of transporting large amounts of raw materials necessary for many basic industries and the development of global infrastructure. Shipping markets are highly competitive, and ship charter hire rates are very sensitive to changes in demand for and supply of capacity, and are consequently volatile.

60

The four largest segments in the shipping industry are tankers, which carry such cargo as crude oil and petroleum products; bulk carriers, which carry iron ore, coal and grain; containerships, which carry only containers; and gas tankers, which carry mostly liquefied petroleum gas (“LPG”) and liquefied natural gas (“LNG”). According to the latest available figures, total annual world seaborne trade in 2007 almost reached 8.0 billion metric tonnes, of which dry bulk cargoes accounted for 3.0 billion metric tonnes. The following table illustrates the evolution of the various categories of cargoes that comprise world seaborne trade.

World Seaborne Trade
				CAGR	CAGR
	1997	2002	2007(e)	2002-2007	1997-2007
	Million tonnes

Crude Oil	1,554	1,667	1,986	3.6%	2.5%
Oil Products	505	543	771	7.3%	4.3%
Major Dry Bulk	1,194	1,413	1,982	7.0%	5.2%
Minor Dry Bulk	741	811	1,029	4.9%	3.3%
Container	470	718	1,246	11.7%	10.2%
LPG & LNG	119	150	210	7.0%	5.9%
Other	837	906	749	(3.7)%	(1.1)%

Total	5,419	6,208	7,973	5.1%	3.9%

Source: Clarkson Research, May 2008. Average percentage growth based on 1997-2007. (e) 2007 figures estimated.

The world internationally trading cargo ship fleet (as detailed in Clarkson Research’s “Shipping Intelligence Weekly”) comprised at the start of May 2008 approximately 50,657 ships with a total capacity of approximately 1,094 million deadweight tonnes (“DWT”). This included 6,779 bulk carriers (of 10,000 DWT and above). Measured by DWT, at the beginning of May 2008, the capacity of the world cargo ship orderbook (the number of confirmed shipbuilding contracts for newbuilding vessels to be delivered into the market) was equal to 47.6% of the existing world fleet. The orderbook included 2,799 bulk carriers (of 10,000 DWT and above) totaling 242.4 million DWT, equivalent to an historically high 60.8% of the existing dry cargo fleet (in terms of DWT).

Demand is affected by world and regional macro- and micro-economic and political conditions. The demand for seaborne transportation also depends on the distance over which the cargo is shipped. The demand for seaborne transportation is often expressed in tonne-miles, which is a product of (a) the volume of cargo transported, multiplied by (b) the distance over which this cargo is transported. For example, a tonne of iron ore transported from Brazil to China generates just over three times the demand for shipping capacity as the transportation of a tonne of iron ore from Western Australia to China. This distance effect is known as the “average haul” of the trade. Demand for shipping services is measured in billions of “tonne-miles”, which is the tonnage of cargo transported over the average haul distance for that trade. Major dry bulk commodities consist of iron ore, coal, grain, bauxite/alumina and phosphate rock. Minor bulk commodities cover a wide variety of commodities, such as forest products, iron and steel products, fertilizers, agricultural products, non-ferrous ores, minerals and petcoke, cement, other construction materials and salt. Seaborne trade in dry cargo has grown very strongly in recent years, registering a compound annual growth rate of 6.2% between 2002 and 2007. This increased level of trade has been driven by a strong world economy and demand from China.

Supply is determined by the size of the existing fleet as measured by cargo carrying capacity. Supply is increased primarily as a result of deliveries of newbuildings from the orderbook, but can also include vessels converted into the fleet. The global orderbook is larger than at any time in history, principally as a result of a boom in dry bulk rates over the course of the second half of 2007, which took the earnings of bulk carriers to previously unseen levels. This will result in a sizeable quantity of new vessels being delivered into the fleet in the coming years.

Removals from the fleet decrease supply and take the form of scrapping and casualties. The level of scrapping activity is affected by, among other factors, current and expected charter rate conditions, scrap prices, the age profile of the fleet, and the levels of second-hand values in relation to scrap values, as well as operating, repair and survey costs and the impact of regulations.

61

Finally, supply is a function of the operating efficiency of the fleet. Quantifying this is difficult, as it includes numerous external factors, over which ship owners have no control. These include armed conflicts, canal closures, port operational difficulties such as loading equipment breakdowns, and hinterland problems such as disruption to communications due to flooding. Another increasingly important factor in the fleet’s operating efficiency is port congestion, which occurs when demand for commodity shipments from a particular load area exceeds the available port throughput capacity. The above are relatively short term in outlook. Long-term external factors affecting supply include development in international trade patterns. Longer loaded voyages may result in longer ballast (empty) voyages to return the ship to the load area.

Given the highly competitive nature of the charter market, it is primarily the existing supply/demand balance for sea transportation capacity that drives charter rates for bulk carriers. However, other factors, such as the type of charter, a vessel’s specification and market sentiment can affect the rate paid for a charter. In recent years, these factors have reinforced a tight market balance, resulting in a buoyant market. This has been reflected in both rates and asset values, which have reached record highs in the last twelve months.

There is also an active derivatives market in the dry bulk sector, which applies the concept of ‘swapping’ financial risk in Forward Freight Agreements (FFAs). FFAs have enjoyed substantial growth since their inception in 1991, and the most active market has become the Panamax sector.

Dry Bulk Demand

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. The world seaborne trade in dry bulk cargoes has grown strongly in recent years. It increased from approximately 1.94 billion tonnes in 1997 to an estimated 3.01 billion tonnes in 2007, equivalent to a compound annual growth rate of 4.5%. Moreover, this growth in trade has accelerated over the last five years: between 2002 and 2007, the compound average growth rate reached 6.2%.

In broad terms, dry bulk cargo is categorized into either major or minor bulks. Major bulk commodities consist of iron ore, coal, grain, bauxite/alumina and phosphate rock. Together, these commodities form the majority of the seaborne dry bulk trade, especially for the larger ship sizes. Global seaborne trade in the five major bulks is expected to surpass 2 billion tonnes for the first time during 2008, after an estimated 1.98 billion tonnes of trade in 2007. Buoyed by continued strong Chinese demand, the seaborne trade in iron ore is currently anticipated to grow 8% year-over-year to 848 million tonnes in 2008. The immediate outlooks for the coal and grain trades are somewhat more mixed. With respect to coal, although strong demand exists, infrastructure problems at both mines and ports are currently acting to curb the rate at which exports can grow, with this being particularly true in the case of Australian exports. Turning to seaborne trade in grain, poor harvests in 2007/08 contributed to demand exceeding supply in the 2007/08 crop year. Although grain production is expected to recover in 2008/09 after increased plantings, the current record prices have triggered protective tariffs imposed by many countries to protect supplies, which could limit exports. Overall, exports of grain are expected to only grow 3% in 2008 — a similar growth rate to that of bauxite/alumina. Trade in phosphate rock is expected to remain stable at around 33mt per annum.

62

Seaborne Global Dry Bulk Trade

Source: Clarkson Research, May 2008

Minor bulk commodities cover a wide variety of commodities, such as forest products, iron and steel products, fertilizers, agricultural products, non-ferrous ores, minerals and petcoke, cement, other construction materials and salt. Much of this trade takes place in the smaller sized vessels, particularly Handysize vessels. Overall, trade in minor bulks is expected to continue growing at a healthy pace. It is currently projected to increase by 4% over the course of 2008 to reach approximately 1.07 billion tonnes.

Seaborne Minor Bulk Trade

Source: Clarkson Research, May 2008

The trade in dry bulk commodities is closely influenced by the underlying demand for these commodities, which is itself dependent on the level of economic activity and the overall health of the global economy. In general terms, when the global economy experiences an upswing, so the demand for shipping increases. Equally trade growth will typically slow in the event of an economic downturn. Dry bulk demand has benefited from the recent expansion in industrial production in Asia, and in particular in China. According to the International Monetary Fund (IMF), Chinese Gross Domestic Product (GDP) grew an average of 9.4% per year between 1997 and 2007, which is

63

more than four times the growth of the Euro area economies (2.2%) and three times higher than US growth during this period (3.0%). This trend is set to continue in the short-term, with Atlantic economies slowing notably while those in the Pacific remain relatively buoyant. Indeed, after growing 10.6% in the first quarter of 2008, Chinese GDP growth is currently forecast by the IMF to total 9.3% in 2008. This compares to anticipated growth of 1.4% in the Euro area economies and 0.5% in the United States.

As global dry bulk trade has grown, the relative importance of the Asia-Pacific region as a key driver of the growth in that trade has increased, in part reflecting the globalization of trade and outsourcing of the manufacturing process. As the table below on trade in selected major bulk commodities illustrates, total cargo growth between 1997 and 2007 was approximately 754 million tonnes. The Asia-Pacific region accounted for 79.9% of that increase, growing by 603 million tonnes over the period. Significantly, the Asia-Pacific region now represents 63.5% of the world’s seaborne trade in such cargo.

World Seaborne Imports of Iron Ore, Coal and Grain(1)
	1997		2002		2007
		% of Total		% of Total		% of Total
	Million tonnes
West Europe	288.1	26.1%	315.6	23.8%	358.3	19.3%
Total Pacific Asia	578.3	52.3%	734.5	55.5%	1,181.3	63.5%
Rest of World	239.2	21.6%	274.0	20.7%	320.3	17.2%

Total	1,105.6	100.0%	1,324.1	100.0%	1,860.0	100.0%

Source: Clarkson Research, May 2008 and based on other industry sources

Note 1: Grain imports refer to crop years (e.g. crop year 1996/97 is taken as the calendar year 1997) and include soybeans

Chinese demand is the main driver behind this rapid growth in Asian-Pacific demand. Over the course of the last decade, the growth of the Chinese economy has spurred a rapid industrialization which has required large quantities of raw materials. This is most evident in their demand for iron ore. In 2007, China imported a total of 383.7mt of iron ore, equivalent to approximately 49% of all global seaborne trade in this commodity (compared to around 16% in 2000). Chinese iron ore imports have grown by double digits in each year since the millennium, and are currently projected to reach 435.6mt in 2008. Although they are not as active in the seaborne coal trade to the same extent, their share of seaborne imports of a variety of minor bulks have also increased in recent years as a result of its industrialization, in particular those, such as pig iron and manganese ore, which have a role to play in the steel making process. Moreover, they are also the world’s largest importer of soybeans, accounting for 42% (30.8mt) of the total seaborne trade in this commodity in 2007.

In light of this, China is the primary driver behind the current good health of the dry bulk carrier market. The continued future health of the seaborne dry bulk market is dependent on the continued positive performance of the Chinese economy, or alternatively, on the emergence of other developing economies as a major source of world demand for raw materials. Developing countries which could prove to be sources of future demand include India, Brazil and Vietnam.

The demand for seaborne transportation also depends on the distance over which the cargo is shipped. The distance over which the various dry bulk commodities are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the locations of production and consumption and their relative growth rates, as well as by changes in regional prices of raw materials and products such as coal, grain, and steel products. The iron ore and coal trades mostly originate from the southern hemisphere (primarily Australia, South Africa and Brazil) and some regions around the equator (Indonesia, India and Venezuela) with destinations in the northern hemisphere (Europe, China and Japan). The grain trades are less north-south focused, largely due to the dominating influence of the United States, which exports over half of the world’s seaborne grain. The main grain exporting countries are the United States, Australia, Argentina, Canada and the countries of the European Union, and the major importing regions are Europe, Africa, the Far East and the Middle East. The group of minor bulk commodities covers a wide and extremely varied set of commodities, and an equally varied set of origins and destinations.

64

Subsequently, the demand for seaborne transportation is often expressed in billions of tonne-miles, which is a product of (a) the volume of cargo transported, multiplied by (b) the distance over which this cargo is transported. The graph below shows estimated tonne-mile demand.

Seaborne Global Dry Bulk Trade

Source: Fearnleys, Clarkson Research, May 2008

Dry Bulk Supply

Bulk carrier vessels are generally divided into four major vessel types based on carrying capacity as illustrated in the table below.

	Major Dry Bulk Vessel Types
	Cargo Capacity	Number of
Class of Bulker	(DWT)	Vessels(1)	Orderbook	Typical Use

Capesize	Over 100,000	779	688	Long haul iron ore and coal transportation for use in the steel industry and power stations.
Panamax(2)	From 60,000 to 99,999	1,506	600	Typically carries coal and grain as well as a number of industrial metals such as alumina/bauxite. Also involved in iron ore and minor bulk trades.
Handymax(3)	From 40,000 to 59,999	1,626	805	Primarily employed to carry steel and forest products, grain, coal, cement, fertilizer, sugar and minerals.
Handysize	From 10,000 to 39,999	2,868	706	Carries a variety of bulk cargo, often on short haul trades.

Source: Clarkson Research, May 2008.

Note 1: Excludes combination carriers and Great-Lakes-only vessels, and only includes vessels over 10,000 DWT.

Note 2: Includes post-Panamax vessels.

Note 3: Includes Supramax vessels.

65

In broad terms, the supply of bulk carriers is primarily a function of four factors: (a) new bulk carrier deliveries; (b) conversions; (c) scrapping and loss of tonnage; (d) the operating efficiency of the global fleet.

With respect to deliveries, the level of newbuilding orders is a function primarily of newbuilding prices in relation to current and anticipated charter market conditions. The cost of a newbuilding is affected by a number of factors, including overall demand for varying types of large seagoing vessels, shipyard capacity and the costs of raw materials such as steel plate. The orderbook indicates the number of confirmed shipbuilding contracts for newbuilding vessels that are scheduled to be delivered into the market and is an indicator of how the global supply of vessels will develop over the next few years. The newbuilding market for ships is made up of owners looking to place contracts for new vessels, and the shipyards building them, and vessel newbuilding prices are determined by the demand for new vessels and the availability of shipbuilding capacity, as well as the cost of steel and other shipbuilding inputs, currency exchange rates and general economic conditions.

Historically, delivery of a bulk carrier has occurred within 12 to 18 months after ordering. At present, there are still instances of such short lead times when berths become available and are sold at a premium. However, on the whole, given current high demand, the delivery of newbuildings now generally takes an average of up to 3 years. As of May 1, 2008, the world bulk carrier orderbook for newbuildings was 242.4 million DWT. It is important to note that this is a provisional figure and may increase given the well-documented slow reporting of Japanese shipbuilding statistics. Even so, in historical terms this is a relatively high figure and will result in strong fleet growth in the coming years. However, 25.3% of these orders (in DWT terms) have been placed in Greenfield shipyards. Some of these projects are reportedly experiencing technical and financial problems. There is even a possibility that construction of some of the shipyards may be delayed and therefore, some slippage or cancellations from these sites is expected to be inevitable. Despite this however, there is still a considerable number of vessels to be delivered within the next few years and there is a risk that this may put downward pressure on charter rates.

	Bulk Carrier Orderbook Delivery Schedule(1)
	2008		2009		2010		2011		2012+(2)
	No. Vessels	m. DWT	No. Vessels	m. DWT	No. Vessels	m. DWT	No. Vessels	m. DWT	No. Vessels	m. DWT
Capesize	34	6.9	151	28.2	306	54.1	159	29.3	38	7.8
Panamax	71	5.6	135	11.1	217	17.8	151	12.5	26	2.1
Handymax	121	6.5	265	14.8	243	13.7	148	8.4	28	1.6
Handysize	104	3.0	227	7.0	213	6.8	130	4.2	32	1.0

Total	330	22.0	778	61.0	979	92.5	588	54.4	124	12.5

Source: Clarkson Research, May 2008 and based on other industry sources.

Note 1: Excludes combination carriers and Great Lakes-only vessels, and only includes vessels over 10,000 DWT.

	Bulk Carrier Orderbook Delivery Schedule as Percentage of Current Fleet(1)
	2008		2009		2010		2011		2012+(2)
	No. Vessels	% of Fleet	No. Vessels	% Fleet	No. Vessels	% of Fleet	No. Vessels	% of Fleet	No. Vessels	% of Fleet
Capesize	34	4.4%	151	19.4%	306	39.3%	159	20.4%	38	4.9%
Panamax	71	4.7%	135	9.0%	217	14.4%	151	10.0%	26	1.7%
Handymax	121	7.4%	265	16.3%	243	14.9%	148	9.1%	28	1.7%
Handysize	104	3.6%	227	7.9%	213	7.4%	130	4.5%	32	1.1%

Total	330	4.9%	778	11.5%	979	14.4%	588	8.7%	124	1.8%

Source: Clarkson Research, May 2008 and based on other industry sources.

Note 1: By number of vessesls; excludes combination carriers and Great Lakes-only vessels, and only includes vessels over 10,000 DWT.

‘‘% of fleet” is fleet as of May 1, 2008.

66

Second, there is the issue of conversions. Due to the high freight rates, there was a dramatic rise in late 2007 and early 2008 in the number of single hull tankers either undergoing conversion or scheduled to be converted for service in the dry cargo and offshore markets. Most of these vessels will undergo these conversions several years ahead of their phase out timetable under regulations of the United Nations International Maritime Organization, or IMO. It is difficult to accurately quantify the number of conversions that will take place as a result, but it could significantly increase the supply of the dry bulk fleet in 2008. In the first five months of 2008, 0.6 million DWT of known conversions entered the fleet, with another 7.4 million DWT currently under conversion. If current expectations are met, conversions alone could account for an additional 51 vessels (9.06 million DWT) entering the bulk carrier fleet in 2008. However, continued conversion activity will depend on a number of independent variables, including the market conditions in the tanker and dry cargo markets and the attitude of dry cargo charterers to using converted ships.

The third factor that affects vessel supply is the amount of scrapping in any given period. Again, this is dependent upon numerous factors that range from prevailing market conditions and scrap prices in relation to current and anticipated charter market conditions, to the age profile of the existing fleet. As of May 1, 2008, 39.4% of the dry bulk fleet in DWT terms was 20-years or older. The table below illustrates this.

	Age and Size of the World Dry Bulk Carrier Fleet(1)
						Orderbook
	Cargo Capacity			Average	% 20			% of
	(DWT)	No. Vessels	m. DWT	Age (Years)	Years +	No. Vessels	m. DWT	Fleet(2)
Capesize	Over 100,000	779	133.5	11.4	19%	688	126.2	95%
Panamax	From 60,000 to 99,999	1,506	110.4	11.9	24%	600	49.1	44%
Handymax	From 40,000 to 59,999	1,626	78.4	11.9	25%	805	45.0	57%
Handysize	From 10,000 to 39,999	2,868	76.6	20.3	62%	706	22.1	29%

Total		6,779	398.8	15.4	39%	2,799	242.4	61%

Source: Clarkson Research, May 2008 and based on other industry sources.

Note 1: Excludes combination carriers and Great Lakes-only vessels, and only includes vessels over 10,000 DWT.

Note 2: Represents the percentage of orderbook DWT to existing DWT for each class of bulker.

Despite scrap prices being at record highs (prices had exceeded $700/light displacement tonne at the start of 2008), the firm freight market in recent years has kept scrapping levels depressed. In 2001, 197 bulk carriers totaling 8.12 million DWT were scrapped. Last year, only 12 vessels of 0.39 million DWT were scrapped. Moreover, the average age of dry bulk vessels sold for scrap in this period has gradually risen. In 2001, it stood at 27 years. By 2007, this figure had increased to 31.5. The following table illustrates the annual scrapping rate of bulk carriers between 2001 and 2008.

	Dry Bulk Carrier Demolition
	Capesize		Panamax		Handymax		Handysize		Total
	No.	m. DWT	No.	m. DWT	No.	m. DWT	No.	m. DWT	No.	m. DWT

2001	11	1.52	34	2.29	15	0.69	137	3.62	197	8.12
2002	10	1.26	22	1.45	10	0.48	105	2.79	147	5.98
2003	6	0.76	8	0.60	12	0.57	80	2.16	106	4.09
2004	0	0.00	0	0.00	1	0.06	13	0.27	14	0.33
2005	2	0.25	3	0.20	2	0.10	15	0.40	22	0.94
2006	2	0.30	8	0.54	3	0.15	35	0.85	48	1.84
2007	0	0.00	2	0.14	1	0.05	9	0.20	12	0.39

2008(f)		0.35		0.42		0.19		0.84		1.80

Source: Clarkson Research, May 2008. (f) 2008 figures are full year forecasts.

67

The final factor that affects fleet supply is the operating efficiency of the global fleet. This includes vessels being laid-up, or waiting off ports to load or discharge. At any one time there will be ships under repair, in dry-dock for survey, or involved in incidents that will affect their availability. At the micro level, supply may also be affected by age (some charterers set limits to the age of vessels that can be hired) and flag restrictions (often political). Ships are also diverted around weather systems to prevent damage and save fuel, and this may increase the number of days at sea. Supply can also be affected by operational issues such as slow steaming, which is when vessels sail at a reduced speed to optimize fuel consumption. The above factors can be regarded as internal factors to shipping, in that ship owners have some influence on them.

Another increasingly important factor in the fleet’s operating efficiency is port congestion, which occurs when demand for commodity shipments from a given load area exceeds the available port throughput capacity. This has been a particular issue for the coal ports of Australia in recent years. The vessel queue outside the port of Newcastle, New South Wales rose to just under 80 vessels at its height in July 2007, and is regularly in excess of 30. Port equipment failures can also exacerbate congestion. While all of the ports with more long-term congestion problems have capacity expansion plans in the pipeline, these will take some time to come to fruition. Congestion remains an issue today and given the timescales involved in improvement projects, could continue to fluctuate in the coming years.

Types of Employment

While there are a range of companies owning ships to meet their own seaborne transportation requirements, such as liner shipping companies in the container sector, oil majors in the tanker sector and increasingly, some mining companies in the dry bulk sector, the chartering of vessels for a specified period of time (time or trip charter) or to carry a specific cargo (Contract of Affreightment — “CoA”) is an integral part of the market for seaborne transportation, and the charter market is highly competitive. Competition is based primarily on the offered charter rate, the location, technical specification and quality of the vessel and the reputation of the vessel’s manager. The spot market is the short term market, and offers the highest potential earnings for owners, but less security of income. This is because it is subject to short-term changes in the supply-demand balance for the carriage of particular commodities. The period market offers greater security of income for the ship owner, because the rates are locked in for the period of the charter. Nonetheless, vessel charter hire rates can be volatile because they are sensitive to changes in demand for and supply of vessels.

Typically, charter party agreements are based on standard industry terms, which are used to streamline the negotiation and documentation processes. The most common types of employment structure are:

Spot Market:  The vessel earns income for each individual voyage. Earnings are dependent on prevailing market conditions at the time the vessel is fixed, which can be highly volatile. Idle time between voyages is possible depending on the availability of cargo and geographic position of the vessel.

Contract of Affreightment:  Contracts of affreightment are agreements by vessel owners to carry quantities of a specific cargo on a particular route or routes over a given period of time using vessels of the owners’ choice within specified restrictions. Contracts of affreightment function as a long-term series of spot charters, except that the owner is not required to use a specific vessel to transport the cargo, but instead may use any qualified vessel in its fleet, or charter one into the fleet.

Time Charter:  A time charter is a contract for the hire of a vessel for a certain period of time, with the vessel owner being responsible for providing the crew and paying operating costs. The charterer is responsible for fuel and other voyage costs. Time charters typically range from a few months up to 10 years although in certain sectors (for example, LNG carriers) they can extend up to 30 years.

Trip Charter:  A trip charter is a contract for the hire of a vessel for a specific voyage and specific cargo. The ship owner earns “hire” for the period determined by the charter.

Bareboat Charter:  The vessel owner charters the vessel to the charterer for a pre-agreed period and daily rate. The charterer is responsible for operating the vessel and for payment of the charter rates. Bareboat charters typically range from 8 years to up to 15 years, although certain transactions can be up to 30 years in duration.

68

Pool Employment:  The vessel forms part of a fleet of similar vessels, brought together by their owners in order to exploit efficiencies and benefit from a profit sharing mechanism. The operator of the pool sources different cargo shipment contracts and directs the vessels in an efficient way to service these contractual obligations. Pools can benefit from profit and loss sharing effects and the benefits of potentially less idle time through coordination of vessel movements, but, of course, vessels sailing in a pool will remain vulnerable to adverse market conditions as an independent vessel.

Charter Rates

Given the highly competitive nature of the charter market, it is primarily the existing supply/demand balance for sea transportation capacity that drives charter rates for bulk carriers. Although charter rates are volatile, the degree of this volatility has varied over time and among different sizes of bulk carriers. Spot freight rates for large vessels tend to be more volatile, on average, due to their reliance on a few key commodities and routes. However, it is important to recognize that other factors may affect the rate paid for a charter. For example, time charter rates tend to be less volatile than spot rates. A vessel’s specifications (e.g. age, speed, fuel consumption) can even affect the rate paid for a charter. Similarly, less tangible factors, such as market sentiment, can have a notable impact.

The influence of market sentiment is none more so evident than in the current market, which is dominated by bullish owners demanding historically high rates. Their position is buoyed by the ongoing strength of the market fundamentals that have driven the dry bulk boom over the last few years. On the demand side, global demand for iron ore and coal has grown rapidly, largely as a result of the expansion of China’s steel industry. The subsequent high demand for shipping has supported and at times, arguably exceeded, fleet supply. This has been reflected in rates, which have reached record highs. A prime example is the one year time charter rate for a 70-72,000 DWT Panamax bulk carrier. In May 2001 it was $9,588/day. As of May 2008 it stood at $76,050/day, after peaking at $79,375/day in October 2007. One-year average time charter rates for benchmark Panamax, Handymax and Handysize vessels since 2001 are shown in the graph below.

Dry Bulk One-Year Time Charter Rates

Source: Clarkson Research, May 2008

The vessels used in these time charter estimates are standard modern vessels in this market sector. Clarkson brokers estimate time charter rates each week for these standard vessels, which is informed by transactions and ongoing negotiations associated with vessels of similar size. There is often a bid offer spread between owners and

69

charters, and the above reflects published owners prices. Data to May 2008. There is no guarantee that current rates are sustainable and rates may increase and decrease significantly over short periods of time.

The table below shows the recent movements of various charter rates for Panamax bulk carriers:

	Panamax Bulk Carrier Charter Rates(1)
	70-72,000 DWT Time Charter ($/day)			Spot Earnings(2)
	6-Months	1-Year	3-Year	($/day)

Av 2002	8,836	8,878	9,235	7,219
Av 2003	20,267	17,325	12,748	19,323
Av 2004	37,727	34,253	22,257	34,235
Av 2005	27,884	26,116	19,708	23,401
Av 2006	24,338	22,033	17,641	21,497
Av 2007	58,714	52,261	39,661	49,294

Jan-07	34,688	31,000	25,125	32,250
Feb-07	35,063	31,063	25,188	30,220
Mar-07	39,850	33,950	26,900	33,934
Apr-07	43,813	38,500	28,875	35,306
May-07	49,563	42,813	34,000	41,359
Jun-07	48,400	41,800	31,800	39,587
Jul-07	57,750	49,563	37,125	52,665
Aug-07	63,075	57,200	42,400	52,428
Sep-07	74,313	71,188	53,125	59,439
Oct-07	89,000	79,375	57,750	70,715
Nov-07	87,800	79,000	63,400	74,099
Dec-07	81,250	71,688	50,250	69,530
Jan-08	66,125	63,250	45,000	51,240
Feb-08	68,350	66,100	48,400	47,570
Mar-08	74,938	71,625	56,000	58,939
Apr-08	75,063	71,000	54,250	59,894
May-08	84,400	76,050	58,300	72,099

Source: Clarkson Research, May 2008.

Note 1: Monthly averages derived from weekly figures; all figures correct as of May 30, 2008.

Note 2: 70,000 dwt, 1997/98-built Panamax vessel.

The vessels used in these time charter estimates are standard modern vessels in this market sector. Clarkson brokers estimate time charter rates each week for these standard vessels, which is informed by transactions and ongoing negotiations associated with vessels of similar size. There is often a bid offer spread between owners and charters, and the above reflects published owners prices. There is no guarantee that current rates are sustainable and rates may increase and decrease significantly over short periods of time.

Dry Bulk Asset Values

In recent years, advantageous market conditions have allowed the shipping industry to prosper, which has in turn helped generate an increase in newbuilding activity across all of the sectors. This is none more so true than in the dry bulk sector. A good indicator of this is the orderbook. At the end of 2006, the dry bulk orderbook totaled 99.4 million DWT, equivalent to 27.0% of the existing fleet. By the start of May 2008, this figure had risen 143.9% to 242.4 million DWT, or 60.8% of the existing fleet. Such high demand has meant that the near-term availability of berths for newbuildings is scarce. Indeed, yards are now taking orders for 2013. This combination of elevated

70

demand, shortage of berth space, along with the weak US dollar and rising raw material costs has seen the price of newbuildings increase substantially. As of May 2008, the estimated value of a newbuild 75,000 DWT Panamax bulk carrier was $55.0 million, up 27.9% year-over-year.

Dry Bulk Carrier Newbuilding Prices(1)

Source: Clarkson Research, May 2008

Note 1: Newbuilding prices assume “European spec.”, 10/10/10/70% payments and “first class competitive yards” quotations.
Note 2: 70,000 DWT between 1992 and Oct-99; 75,000 DWT thereafter.
Note 3: 40,000 DWT before Oct-99; 51,000 DWT thereafter.
There is no guarantee that current prices are sustainable and rates may increase and decrease significantly over short periods of time.

There is also a significant secondhand market for ships, with vessels changing hands between owners, and a market for the demolition of ships, with breakers competing for vessels ready to be sold for scrap. One of the primary influences on the value of a ship is the freight rate. The freight paid for the carriage of cargo is the main source of income for a ship, and so it follows the value of the ship is derived from its earning potential. Therefore, secondhand vessel values tend to be highly correlated with the freight market. Although this steep rise in asset value is most notable in the Capesize sector serving the iron ore trades to China, other vessel sizes have seen comparable increases in price. For example, as of May 2008, the estimated value of a five-year old Panamax bulk carrier was $88.0 million, up 54.4% year-over-year (compared to the 53.0% year-over-year increase in the five-year old Capesize price to $153.0 million in the same period). It is interesting to note that owners are willing to pay such a large premium over comparable newbuildings for prompt delivery of tonnage. The graph below illustrates the recent increase in asset values, but, of course, it also shows that when demand falls and the freight market weakens, so asset prices also weaken.

71

Secondhand Dry Bulk Vessel Values

Source: Clarkson Research, May 2008

Note 1: 165-170,000 DWT until Nov-01; 170,000 DWT thereafter.
Note 2: 68,000 DWT between Sep-93 and Jan-97; 70,000 DWT between Feb-97 and Oct-01; 73,000 DWT thereafter.
Note 3: 40-42,000 DWT until Nov-01; 45,000 DWT thereafter.
Note 4: 28-30,000 DWT.
There is no guarantee that current prices are sustainable and rates may increase and decrease significantly over short periods of time.

The table below summarizes recent developments in the newbuilding and secondhand prices of standard bulk carriers.

Estimated Bulk Carrier Newbuilding and Secondhand Prices
Start Year:	2003	2004	2005	2006	2007	2008	May-08
	($ millions)

75,000 dwt Panamax newbuilding	22.0	29.5	37.5	35.0	40.0	55.0	55.0
51,000 dwt Handymax newbuilding	19.5	25.0	31.5	29.5	37.0	48.0	47.5
32-35,000 dwt Handysize newbuilding	16.0	20.0	26.0	26.0	30.0	38.0	39.0
73,000 dwt SH 5-year old vessel	17.8	33.3	45.0	29.0	48.0	83.0	88.0
45,000 dwt SH 5-year old vessel	15.0	23.0	32.0	26.0	41.5	66.0	72.5
28-30,000 dwt SH 5-year old vessel	11.8	16.5	25.0	26.0	28.5	43.0	50.0

Source: Clarkson Research Services Ltd, May 2008.

Dates shown refer to contracting date for a newbuilding. Vessel typically would not be delivered for another 30-36 months.

NB prices relate to a theoretically ‘standard’ vessel which assumes “European spec”, 10/10/10/70% payments and “first class competitive yards” quotations.

Based on broker estimates and actual sales assuming charter free, willing buyer / willing seller at the point in time indicated in the table. There is no guarantee that the prices are sustainable, and readers should be aware that prices may increase and decrease.

72

INFORMATION ABOUT SEANERGY

Business of Seanergy

General

We are a BCCtm, incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp. We were formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. We changed our name to Seanergy Maritime Corp. on February 20, 2007.

On September 28, 2007, we consummated our initial public offering of 23,100,000 units, which includes 1,100,000 units issued as part of the underwriters’ over-allotment option with each unit consisting of one share of our common stock and one warrant. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $6.50 per share. The units sold in our initial public offering were sold at an offering price of $10.00 per unit, generating gross proceeds of $231,000,000 (including $5,362,500 of contingent underwriting compensation which will be paid to Maxim if a business combination is consummated, but which will be forfeited in part if the public shareholders elect to have their shares redeemed for cash and in full if a business combination is not consummated). The gross proceeds from our offering are being held in a trust account at HSBC Bank Plc., London, maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee, and invested until the earlier of (i) the consummation of our first business combination or (ii) our liquidation. As a result of the exercise of one-third of the underwriters’ over-allotment option, we were entitled to withdraw up to $247,500 of interest earned on the trust account. We withdrew $247,500 from the interest earned on the proceeds in the trust account on January 18, 2008. The expenses that we may incur prior to consummation of a business combination may only be paid from the net proceeds of the pre-offering private placement and the IPO not held in the trust account.

On January 4, 2008, we formed a new subsidiary under the laws of the Marshall Islands named Seanergy Merger Corp.

Certain of our officers and directors have significant experience in the maritime shipping industry, including management, financing, acquisition, and operation of multi-purpose and tanker vessels and bulk carriers. Mr. Dale Ploughman, our chief executive officer, has over 43 years of shipping industry experience. Mr. Ploughman was the chairman of South African Marine Corporation (Pty) Ltd. from 1999 to 2005 when he resigned to take the role of president and chief executive officer of a number of Restis family controlled companies. In addition to their experience in the maritime shipping industry, certain of our executive officers and directors have considerable experience in other sectors, such as general transportation, consumer goods and retail and commercial real estate. Certain of our officers and directors have also engaged in a number of transactions that provided them with the necessary experience to locate a suitable target business, negotiate the terms of the transaction and consummate the business combination and are transactions that, although may not in certain cases be within the intended industry of a business combination target, do represent the size and complexity of a potential business combination transaction.

Until we consummate a business combination, our officers and directors will not receive any compensation. However, all of these individuals will be reimbursed for any out of pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

Our offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece and our telephone number is +30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos.

Fair market value of target business

The initial target business or businesses that we acquire must have a collective fair market value equal to at least 80.0% of the amount in the trust account (exclusive of Maxim Group LLC’s deferred underwriting compensation plus interest thereon held in the trust account), at the time of such acquisition, determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. We are not required to obtain an opinion from an investment

73

banking firm as to fair market value of an unrelated business combination if our board independently determines that the target business has sufficient fair market value, however, because the proposed targets are affiliates of certain of our officers and directors we have obtained a fairness opinion from Axiom, an investment banking firm.

Dissolution and Liquidation if no Business Combination

Our amended and restated articles of incorporation provide that we will continue in existence only until September 28, 2009. This provision may not be amended except in connection with the consummation of a business combination. If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating, pursuant to Section 106 of the BCA. This has the same effect as if our board of directors and shareholders had formally voted to approve our dissolution. As a result, no vote would be required from our board of directors or shareholders to commence such a dissolution and liquidation. We view this provision terminating our corporate life by September 28, 2009 as an obligation to our shareholders and will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of a business combination. Once we are dissolved, shareholders will no longer be able to bring derivative actions against us.

If we are unable to complete a business combination by September 28, 2009, we will distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest not previously distributed. We anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effect such distribution. Our founding shareholders have waived their rights to participate in any liquidation distribution with respect to the founding shares. In addition Maxim Group LLC has agreed to waive its rights to the $5,362,500 of deferred underwriting compensation (including up to $81,297 of interest earned thereon as of March 31, 2008) held in the trust account for its benefit. There will be no distribution from the trust account with respect to our warrants, which will expire worthless. We will pay the costs of liquidation from our remaining assets outside of the trust fund. If such funds are insufficient, our officers have agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses.

If we were to expend all of the net proceeds of the initial public offering held outside the trust account (less any taxes payable by us), we expect the initial per-share liquidation price to holders of the 23,100,000 shares entitled to participate in liquidation distributions to be equal to $10.00 per share. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors, which could be prior to the claims of our public shareholders. In such event, we cannot assure you that the actual per-share liquidation price will not be less than $10.00 due to claims of creditors. Although we will seek to have all prospective target businesses, vendors or other service providers execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account. A court could also conclude that such agreements are not enforceable. Accordingly, the proceeds held in the trust account could be subject to claims, which could take priority over those of our public shareholders. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In order to protect the amounts held in trust each of our officers has agreed that he will be personally liable to the extent of his pro rata beneficial ownership of founding shares, if we did not obtain valid and enforceable waivers from such prospective target businesses, vendors or other entities. We have not independently verified whether such persons have sufficient funds to satisfy their indemnity obligations and, therefore, we cannot assure you that they would be able to satisfy those obligations.

74

We believe the likelihood of our officers having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. We also will have access to any funds available outside the trust account or released to us to fund working capital requirements with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation currently estimated at approximately $15,000). The indemnification provisions are set forth in the insider letters, executed by each of our officers. The insider letters provide that, in the event we obtain a valid and enforceable waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our shareholders from a vendor, prospective target business or other entity, the indemnification will not be available. The insider letters executed by each of our officers are exhibits to the registration statement of our initial public offering. In connection with the sale by each of our former chief executive officer and our former chief operating officer of their respective shares of common stock to the Investors on May 20, 2008, each of the Investors executed a letter agreement pursuant to which each of the Investors, severally and not jointly, agreed to indemnify us to the same extent provided for in the insider letter; provided, however, such indemnification is only with respect to losses, liabilities, claims, damages and expenses arising after May 20, 2008. In addition, we amended the insider letters previously executed by our former chief executive officer and former chief operating officer to limit their indemnification obligations for losses, liabilities, claims, damages and expenses arising prior to May 20, 2008. Lastly, each of the Original Founders executed a letter agreement guaranteeing the indemnification obligations of each of the Investors.

Under the BCA, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with certain procedures set forth in Section 106 of the BCA intended to ensure that we make reasonable provision for all claims against us, including a minimum six-month notice period during which any third-party claims can be brought against us, any liability of shareholders with respect to a liquidating distribution may be limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder may be barred after the expiration of the period specified in the notice. However, it is our intention to make liquidating distributions to our public shareholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, to the extent not covered by the indemnities provided by our executive officers and the Investors, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our shareholders may extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public shareholders promptly after September 28, 2009, this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached its fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of BCA with respect to our dissolution and liquidation. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders shall be entitled to receive funds from the trust account only in the event of liquidation or if the shareholders seek to redeem their respective shares for cash upon a business combination which the

75

shareholder voted against and which is actually completed by us. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account.

Facilities

We maintain our executive offices at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece and our telephone number is +30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos. Vgenopoulos and Partners Law Firm is providing administrative, technological and secretarial services, as well as the use of certain limited office space at this location, at no cost. We consider our current office space adequate for our current needs.

Employees

We have three officers, all of whom are also members of our board of directors. These individuals are not obligated to contribute any specific number of hours per week and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on the availability of suitable target businesses to investigate, although we expect Mr. Georgios Koutsolioutsos, our chairman of the board and Mr. Dale Ploughman, our chief executive officer, to devote a certain amount of time per week to our business. We do not intend to have any full time employees prior to the consummation of a business combination.

Periodic Reporting and Financial Statements

We have registered our units, common stock and warrants under the Securities Exchange Act of 1934, as amended, and have reporting obligations, including the requirement that we file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, our annual reports will contain financial statements audited and reported on by our independent accountants. We have filed a Form 10-K and Form 10-Q with the SEC covering the year ended December 31, 2007 and the quarter ended March 31, 2008, respectively.

On May 16, 2008, Seanergy instructed Continental Stock Transfer & Trust Company, the trustee of the our trust account, to establish a new trust account at HSBC Bank Plc., the London affiliate of HSBC Bank, and to transfer the funds in the our trust account from Deutsche Bank Trust Company Americas to the new HSBC trust account in London.

On May 19, 2008, Seanergy determined that we are a “foreign private issuer” as defined under the Securities Exchange Act of 1934, as amended, because (i) the majority of our executive officers and directors are not United States citizens or residents, (ii) all of our assets are located outside of the United States and (iii) our business is not administered principally in the United States.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we are not be required under the Securities Exchange Act of 1934, as amended, to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act of 1934, as amended. However, we have agreed, as a condition to our listing on the American Stock Exchange, that for the period commencing with the date of our initial public offering prospectus and ending on the consummation of a business combination, we will comply with the rules under the Securities Exchange Act of 1934, as amended, with respect to the furnishing and content of our proxy statement related to the business combination (a proxy statement with respect to a business combination is already required pursuant to our amended and restated certificate of incorporation). Consistent with the American Stock Exchange’s policy with respect to foreign formed blank check companies, we have been orally advised by the American Stock Exchange that, as a condition to our listing on the American Stock Exchange, for the period commencing with the date of our initial public offering prospectus and ending on the consummation of a business combination, we must comply with the rules and regulations under the Securities Exchange Act of 1934, as amended, prescribing the requirements and filing deadlines for current reports on Form 8-K and will file reports on Form 6-K complying with those rules and regulations. Any failure to comply with such undertakings could result in the American Stock Exchange taking action to delist our securities from

76

trading on its exchange. If the American Stock Exchange delists our securities from trading on its exchange, it could result in:

•	a limited availability of market quotations for our securities;

•	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Immediately following the liquidation and dissolution Seanergy Buyer intends to list its shares on the NASDAQ market.

Legal Proceedings

To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacity as such.

Directors and Executive Officers

Mr. Georgios Koutsolioutsos serves as chairman of the board of directors. Mr. Dale Ploughman serves as chief executive officer and director. Mr. Alexios Komninos serves as chief financial officer, treasurer and director. Mr. Ioannis Tsigkounakis serves as secretary and director. Each of Messrs. Elias M. Culucundis and Kostas Koutsoubelis serves as director.

For further information concerning our senior executive officers and directors, please read “Seanergy Management and Operations after the Business Combination — Directors and Executive Officers.”

77

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR SEANERGY

You should read the following discussion and analysis of Seanergy’s consolidated financial condition and results of operations together with Seanergy’s “Consolidated financial statements and notes thereto that appear elsewhere in this proxy statement. Seanergy’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). This discussion and analysis contains forward looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward looking statements.

The historical consolidated financial results of Seanergy described below are presented in United States dollars.

Overview.

We were formed on August 15, 2006 to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Our initial business combination must be with a target business or businesses whose fair market value is at least equal to 80% of the amount in the trust account (excluding any funds held for the benefit of the underwriters and Maxim) at the time of such acquisition. We intend to utilize cash derived from the proceeds of our recently completed initial public offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on our earnings. SFAS 159 also requires companies to display the fair value of those assets and liabilities for which we have chosen to use fair value on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107. SFAS 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided we make that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. We are currently assessing the potential effect of SFAS 159 on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a formal framework for measuring fair value under GAAP. SFAS 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. Although SFAS 157 applies to and amends the provisions of existing FASB and American Institute of Certified Public Accountants (“AICPA”) pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS 123R, “Share-based Payment” and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and

78

98-9 that deal with software revenue recognition. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the potential effect of SFAS 157 on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS 141(R) makes significant amendments to other statements and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS 141(R). SFAS 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. We have not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS 141(R).

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”), which revises the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require (i) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, (ii) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently as equity transactions, (iv) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary being measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment, and (v) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 amends SFAS 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. We have not yet determined the effect on our consolidated financial statements, if any, upon adoption of SFAS 160.

Except for the aforementioned accounting standards, management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Adoption of New Accounting Policy

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The adoption of the provisions of FIN 48 did not have a material effect on our financial statements.

79

Critical Accounting Policies and Estimates

We prepared the financial statements in accordance with GAAP. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management periodically evaluates the estimates and judgments made. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

Income Taxes

We account for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes.

For United States federal income tax purposes, we have elected to be classified as a partnership effective January 1, 2007. We have been making and continue to plan to make quarterly distributions of interest income earned on the trust account to our public shareholders on a pro rata basis until we consummate a business combination. We anticipate that substantially all of the funds in the trust account will be invested in tax exempt money market accounts that will generate income which generally should be exempt from United States federal income tax. If the liquidation and dissolution is consummated, Seanergy Buyer, the stock of which will be distributed to shareholders, will be taxed as a corporation and not as a partnership. Seanergy Buyer, however, does plan to make distributions to all of its shareholders from its anticipated earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Results of Operations

Three Months Ended March 31, 2008 and March 31, 2007

We had a net income of $1,095,219 for the three-month period ended March 31, 2008. The net income consisted of interest income of $1,554,982, which was offset by $459,763 of operating expenses. Until we enter into a business combination, we will not generate operating revenues.

For the three months ended March 31, 2008, we incurred operating expenses of $459,763, which consisted of consulting and professional fees of $395,950, rent and office services expense of $22,500, insurance expense of $22,500, investor relations expense of $13,018, and other operating costs of $8,971, which was offset by a foreign exchange adjustment of $3,176.

We incurred a net loss of $810 for the three-month period ended March 31, 2007. The net loss consisted of $270 of operating expenses and $4,315 of interest expense, reduced by interest income of $3,775.

For the three months ended March 31, 2007, we incurred operating expenses of $270 which consisted of formation costs.

80

Year Ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006

For the year ended December 31, 2007 we had a net income of $1,445,250. The net income consisted of $1,948,192 of interest income offset by operating expenses of $445,039 and interest expenses of $57,903 ($44,642 related to the underwriter and $13,261 related to shareholders). Operating expenses of $445,039 consisted of consulting and professional fees of $356,951, rent and office services expense of $22,500, insurance expense of $24,998, investor relations expense of $32,966, and other operating costs of $7,624.

For the period from August 15, 2006 (Inception) to December 31, 2006, we had a net loss of $4,372. The net loss consisted of $1,028 of interest income offset by interest expense of $824, accounting fees of $1,000, organization expenses of $3,450 and other operating expenses of $126.

Liquidity and Capital Resources

On September 28, 2007, and prior to the consummation of our initial public offering, all of our executive officers purchased from us an aggregate of 16,016,667 warrants at $0.90 per warrant in a pre-offering private placement. On May 20, 2008, as part of the sale by the Zafets of all of the beneficial interests in their securities in Seanergy to affiliates of members of the Restis family, the Investors acquired the interest in half of these warrants, which warrants were previously owned by the Zafets. On September 28, 2007, we consummated our initial public offering of 23,100,000 units, which included 1,100,000 units issued as part of the underwriters’ over-allotment option. Each unit in the pre-offering private placement and the public offering consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $6.50.

On September 28, 2007, the closing date of our initial public offering, $231,000,000, or 100% of the proceeds of the initial public offering, including $5,362,500 of contingent underwriting compensation, which will be paid to Maxim if a business combination is consummated, but which will be forfeited in part if the public shareholders elect to have their shares redeemed for cash and in full if a business combination is not consummated, was placed in the trust account at Deutsche Bank Trust Company maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee. The funds in the trust account were invested until the earlier of (i) the consummation of our first business combination or (ii) the liquidation of the trust account as part of a plan of dissolution and liquidation approved by our shareholders. On May 16, 2008, we transferred the proceeds from our initial public offering to a new trust account at HSBC Bank Plc., the London affiliate of HSBC Bank USA, N.A., which account is also maintained by Continental Stock Transfer & Trust Company, as trustee. As a result of this transfer, we became a foreign private issuer, as defined in SEC regulations.

We will use substantially all of the net proceeds of our initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account, as well as any other net proceeds not expended, will be used to finance the operations of the target business.

If the over-allotment option had been exercised in full, the first quarterly interest distribution to the public shareholders following the closing of the over-allotment would have been reduced by up to $742,500 to permit us to draw from the interest earned on the proceeds in the trust account up to an aggregate of $742,500 to replace up to $742,500 of the costs and expenses incurred and paid in connection with the exercise of the over-allotment option, in order to ensure that at all times there is a minimum of $10.00 per unit held in the trust account. As of September 28, 2007, one-third of the over-allotment option had been exercised; accordingly, as of September 28, 2007, we were only permitted to draw one-third of the $742,500, or $247,500, from the interest earned on the proceeds in the trust account. We withdrew $247,500 from the interest earned on the proceeds in the trust account on January 18, 2008.

The expenses that we may incur prior to consummation of a business combination may only be paid from the net proceeds of the public offering and the pre-offering private placement not held in the trust account. We believe that the working capital available to us, in addition to the funds available to us outside of the trust account, will be sufficient to allow us to operate for at least the next 24 months, assuming that a business combination is not

81

consummated during that time. Over this time, we have estimated that the $3,000,000 shall be allocated approximately as follows: $670,000 for working capital and reserves (including finders’ fees, consulting fees or other similar compensation, potential deposits, down payments, franchise taxes or funding of a “no-shop” provision with respect to a particular business combination and the costs of dissolution, if any); $600,000 for legal, accounting and other expenses attendant to the structuring and negotiation of a business combination; $70,000 with respect to legal and accounting fees relating to our SEC reporting obligations; $700,000 for due diligence, identification and research of prospective target business and reimbursement of out of pocket due diligence expenses to management; $150,000 for director and officer liability insurance premiums; and $630,000 for expenses incurred in connection with quarterly interest distributions to our public shareholders and related administrative and professional costs in connection with our election to be classified as a partnership for United States Federal income tax purposes.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if a suitable business target is not identified by us prior to the prescribed liquidation date of the trust account, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust account have been invested only in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Given our limited risk in our exposure to money market funds, we do not view the interest rate risk to be significant.

Commitments and Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

Off-balance Sheet Arrangements; Quarterly Results

As of March 31, 2008, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. No unaudited quarterly operating data is included in this proxy statement as we have conducted no operations to date.

Recent Developments

On May 20, 2008, we, along with Seanergy Buyer, entered into definitive agreements pursuant to which Seanergy Buyer agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Seanergy Buyer common stock (subject to Seanergy Buyer meeting certain earnings based thresholds), six dry bulk carriers, including a newly built vessel and one vessel currently under construction, from companies affiliated with members of the Restis family. In connection with the foregoing, we entered into six MOAs as described elsewhere in this proxy statement.

82

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE VESSELS

The following management’s discussion and analysis should be read in conjunction with the combined financial statements and accompanying notes prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), included elsewhere in this proxy statement, of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Marine S.A. and Kalithea Marine S.A.. This discussion relates to the operations and financial condition of the Sellers and not of us. Although we have agreed to purchase the six vessels that are included in the Sellers’ financial statements, we have not agreed to purchase the other assets of Sellers or to assume any of their liabilities. In addition, although we plan to charter these vessels and earn revenue from charter hire, as the Sellers currently do, we will charter the vessels to different charterers on different terms than the Sellers currently do. The expense structure of the Sellers is also different from ours, as the Sellers, which are part of a larger group of companies controlled by members of the Restis family, do not employ any executive officers. Certain vessel-related fees, such as management fees, will also vary from the amount currently paid by the Sellers. As a result, the Sellers’ financial statements and this discussion of them may not be indicative of what our historical results of operations would have been for the comparable periods had we operated these vessels at that time nor the results if the Sellers had operated these vessels on a stand-alone basis. In addition, the Sellers’ results of operations and financial condition may not be indicative of what our results of operations and financial condition might be in the future.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this proxy statement.

General

The Sellers are six ship-owning companies that collectively own and operate or, upon delivery of their vessels which are under construction, will own and operate six vessels in the drybulk shipping market. The vessels include a newly built vessel that was delivered in May 2008, and one vessel under construction and thus has no operating history. These vessels represent a portion of the vessels owned and/or operated by companies associated with members of the Restis family. The Sellers have agreed to sell these vessels to us pursuant to the Master Agreement and the Memoranda of Agreement. The combined financial statements of the Sellers include the assets, liabilities and results of operations of all six of these vessels, although only four of the vessels have operating histories.

The operations of the Sellers’ vessels are managed by EST, which is an affiliate of members of the Restis family. Following the vessel acquisition, EST will continue to manage the vessels pursuant to the Management Agreement. EST currently provides the Sellers with a wide range of shipping services. These services will include, at a daily fee per vessel (payable monthly), the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels. Safbulk, which is also an affiliate of Sellers, provides commercial brokerage services to the Sellers and earns fees in connection with the charter of its vessels. Safbulk will continue to provide these services for us pursuant to the Brokerage Agreement.

The following table details the vessels owned by Sellers:

Current fleet:

Vessel Name	Dwt	Vessel Type	Built	Current Employment

African Zebra	38,632	Handysize	1985	One-year time charter
African Oryx	24,110	Handysize	1997	One-year time charter
Bremen Max	73,503	Panamax	1993	Drydock, previously on one-year time charter
Hamburg Max	73,498	Panamax	1994	Spot charters
Davakis G. (ex. KA 215	54,000	Supramax	2008	Spot charters, delivered to Sellers on May 20, 2008

83

Vessels to be delivered:

				Expected
Vessel Name	Dwt	Vessel Type	Built	Delivery

KA 216	54,000	Supramax	2008	October 2008

Important Measures for Analyzing the Sellers’ Results of Operations

The Sellers believe that the important measures for analyzing their results of operations consist of the following:

•	Ownership days. Ownership days are the total number of calendar days in a period during which the Sellers owned each vessel in their fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

•	Available days. Available days are the number of ownership days less the aggregate number of days that the Sellers’ vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and fuel expenses, in addition to the vessel operating expenses.

•	TCE. The time charter equivalent equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

84

Revenues

The Sellers’ revenues are driven primarily by the number of vessels they operate, the number of operating days during which their vessels generate revenues, and the amount of daily charter hire that their vessels earn under charters. These, in turn, are affected by a number of factors, including the following:

•	The nature and duration of the Sellers’ charters;

•	The amount of time that the Sellers’ spent repositioning their vessels;

•	The amount of time that the Sellers’ vessels spend in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of the Sellers’ vessels;

•	The levels of supply and demand in the drybulk carrier transportation market; and

•	Other factors affecting charter rates for drybulk carriers under voyage charters.

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry-docking and intermediate and special survey costs.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. The Sellers’ vessels (except the newly built vessels) were chartered on period time charters during the last three years except the M/V Hamburg Max, which operated in the spot charter market during fiscal 2005, fiscal 2006 and fiscal 2007.

A standard maritime industry performance measure is the “daily time charter equivalent” or “daily TCE.” Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and that would otherwise be paid by a charterer under a time charter. Some companies in our industry believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by our drybulk carriers. The Sellers’ average daily TCE rates for 2007, 2006 and 2005 were $25,256, $18,868 and $23,170, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares.

Depreciation

During the years ended December 31, 2007, 2006 and 2005, the Sellers’ depreciated their vessels on a straight-line basis over their then remaining useful lives, which as of 2007 were between 3 and 16 years, based on an industry-wide accepted estimated useful life of 25 years from the original build dates of the vessels, for financial statement purposes. Depreciation is based on cost less the estimated residual value. The Sellers’ capitalized the total

85

costs associated with a dry-docking and amortized these costs on a straight-line basis over the period before the next dry-docking becomes due, which is generally 2.5 years.

Seasonality

Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly.

Principal Factors Affecting the Sellers’ Business

The principal factors that affected the Sellers’ financial position, results of operations and cash flows included the following:

•	Number of vessels owned and operated;

•	Charter market rates, which approached new historical record high levels in May 2007, and periods of charter hire;

•	Vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	Cost of dry-docking and special surveys;

•	Depreciation expenses, which are a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of our vessels;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.

Performance Indicators

The Sellers believe that the information provided below is important for measuring trends in the results of operations. The figures shown below are statistical ratios used by management to measure performance of the vessels. They are not included nor are they required to be disclosed in financial statements prepared under IFRS.

	Twelve Months Ended December 31,
	2007	2006	2005

Fleet Data:
Average number of vessels(1)	3.85	3.81	3.21
Ownership days(2)	1,460	1,460	1,250
Available days(3) (equals operating days for the three-year period(4))	1,411	1,393	1,166
Fleet utilization(5)	97%	95%	93%
Average Daily Results:
Average TCE rate(6)	$25,256	$18,868	$23,170
Vessel operating expenses(7)	$4,130	$3,849	$4,049
Management fees(8)	$535	$515	$515
Total vessel operating expenses(9)	$4,665	$4,364	$4,564

86

(1)	Average number of vessels is the number of vessels the Sellers owned for the relevant period, as measured by the sum of the number of days each vessel was owned during the period divided by the number of calendar days in the period.

(2)	Ownership days are the total number of days in a period during which the Sellers owned each vessel. Ownership days are an indicator of the size of the Seller’s fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that the Sellers’ vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days less the aggregate number of days that the Sellers’ vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is calculated by dividing the number of operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(6)	Time charter equivalent, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Sellers’ method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

The following table includes information that is extracted directly from the combined financial statements, as well as other information used by the Sellers for monitoring performance.

	Twelve Months Ended December 31,
	2007	2006	2005
	(Dollars in thousands except per diem amounts)

Revenues from vessels	$35,717	$26,347	$27,156
Voyage expenses	(82)	(64)	(139)

Net operating revenues	35,635	26,283	27,017
Operating days	1,411	1,393	1,166
Average TCE daily rate	$25,256	$18,868	$23,170

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Twelve Months Ended December 31,
	2007	2006	2005
	(Dollars in thousands except per diem amounts)

Crew costs and other operating expenses	$6,031	$5,619	$5,061
Ownership days	1,460	1,460	1,250

Daily vessel operating expense	$4,130	$3,849	$4,049

(8)	Daily management fees are calculated by dividing total management fees paid on vessels owned by ownership days for the relevant time period.

87

(9)	Total vessel operating expenses, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Critical Accounting Policies

The discussion and analysis of the Sellers’ financial condition and results of operations is based upon their combined financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB, or IFRS. The preparation of those financial statements requires the Sellers to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of their financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. The Sellers have described below what they believe are the estimates and assumptions that have the most significant effect on the amounts recognized in their combined financial statements. These estimates and assumptions relate to useful lives of their vessels, impairment losses on vessels, impairment losses on trade accounts receivable and estimates about the results of insurance claims.

Useful Lives of Vessels.  The Sellers evaluate the periods over which their vessels are depreciated to determine if events or changes in circumstances have occurred that would require modification to their useful lives. In evaluating useful lives of vessels, the Sellers review certain indicators of potential impairment, such as the age of the vessels. The Sellers depreciate each of their vessels on a straight-line basis over its estimated useful life, which during fiscal 2007 was estimated to be between 3 and 16 years. Newly constructed vessels are depreciated using an estimated useful life of 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. Furthermore, the Sellers estimated the residual values of their vessels to be $175.00 per lightweight ton as of December 31, 2007. An increase in the useful life of a vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.

Valuation of Vessels and Impairment.  The Sellers originally value their vessels at cost less accumulated depreciation and accumulated impairment losses. Vessels are subsequently measured at fair value on an annual basis. Increases in an individual vessel’s carrying amount as a result of the revaluation is recorded in recognized income and expense and accumulated in equity under the caption revaluation surplus. The increase is recorded in the combined statements of income to the extent that it reverses a revaluation decrease of the related asset. Decreases in an individual vessel’s carrying amount is recorded in the combined statements of income as a separate line item. However, the decrease is recorded in recognized income and expense to the extent of any credit balance existing in the revaluation surplus in respect of the related asset. The decrease recorded in recognized income and expense reduces the amount accumulated in equity under the revaluation surplus. The fair value of a vessel is determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics. The Sellers consider this to be a critical accounting policy because assessments need to be made due to the volatility in the dry bulk market, which affects the fair value of vessels.

Dry-docking Costs.  From time to time the Sellers’ vessels are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the vessels are in operation are generally performed (generally every 2.5 years). At the date of acquisition of a second-hand vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the Sellers, and this component is depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

88

Results of Operations

Year ended December 31, 2007 (“fiscal 2007”) as compared to year ended December 31, 2006 (“fiscal 2006”)

REVENUES — Operating revenues for fiscal 2007 were $35,717,000, an increase of $9,370,000, or 35.6%, over fiscal 2006. Revenues increased primarily as a result of improved time charter rates and a higher number of operating days. Revenue from Swiss Marine Services S.A., an affiliate of the Sellers, amounted to $3,420,000 in fiscal 2007 and $10,740,000 in fiscal 2006, a decrease of 68.2%. Related party revenue decreased as a result of third party charterers replacing related party charterers.

DIRECT VOYAGE EXPENSES — Direct voyage expenses, which include classification fees and surveys, fuel expenses, port expenses, tugs, commissions and fees, and insurance and other voyage expenses, totaled $82,000 for fiscal 2007, as compared to $64,000 for fiscal 2006, which represents an increase of 28%. This increase of $18,000 in direct voyage expenses primarily reflects additional fuel consumed in positioning the M/VHamburg Max for drydocking. No vessels were in drydock during fiscal 2006.

CREW COSTS — Crew costs for fiscal 2007 were $2,803,000, an increase of $26,000, of 0.9%, compared to fiscal 2006. This increase is primarily due to an increase in basic wages and crew signing-on expenses (including fees charged by the flag state for endorsement of seafarer certificates).

MANAGEMENT FEES — RELATED PARTY - Management fees — related party represent a fixed fee per day for each vessel in operation paid to EST for technical management services. The fee per day amounted to $535 in 2007 and $515 in 2006. Total Management fees — related party for fiscal 2007 totaled $782,000, as compared to $752,000 for fiscal 2006. This increase of 4% was mutually agreed for 2007 between the Sellers and EST to offset increases in the overhead of EST.

OTHER OPERATING EXPENSES — Other operating expenses were $3,228,000 for fiscal 2007, an increase of $386,000, or 13.58%, over $2,842,000 for fiscal 2006. Other operating expenses include the costs of chemicals and lubricants, repairs and maintenance, insurance and administration expenses for the vessels. These expenses increased in fiscal 2007 primarily due to increases in prices for these items (in particular an approximately 33% increase in the costs of lubricants) and repairs and maintenance to the M/V Hamburg Max .

DEPRECIATION — For fiscal 2007, depreciation expense totaled $12,625,000, as compared to $6,567,000 for fiscal 2006, which represented an increase of $6,058,000, or 92.24%. This increase resulted from the higher carrying amount of the vessels because the vessels were revalued to a higher fair value at the end of fiscal 2006.

IMPAIRMENT REVERSAL (LOSS) — At year end the Sellers adjust their vessels to fair value. During fiscal 2006, the Sellers reversed an impairment loss associated with the value of each of the vessels amounting in total to $19,311,000. No such reversals were made by the Sellers during fiscal 2007. The primary reason for the reversal of the impairment loss in fiscal 2006 was the increase in the fair value of the vessels in the year ended December 31, 2006. At December 31, 2006, due to changing market conditions, the fair value of the vessels exceeded the carrying value by $44,430,000, and accordingly, an amount of $19,311,000 was recorded as an impairment reversal. The remaining surplus of $25,119,000 was recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity. At December 31, 2007, due to prevailing positive market conditions, the fair value of the individual vessels exceeded the carrying amount again and a revaluation surplus of $129,265,000 arose and is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity.

RESULTS FROM OPERATING ACTIVITIES — For fiscal 2007, results from operating activities were $16,197,000, which represents a decrease of $16,459,000, or 50.4%, compared to operating income of $32,656,000 for fiscal 2006. The primary reasons for the decline in the results from operating activities were the reversal of the impairment loss in fiscal 2006, which increased operating income by $19,311,000, and the increase in depreciation and amortization cost in fiscal 2007 by $6,058,000, which amounts were partially offset by the improvement in revenue during fiscal 2007 by $9,370,000.

NET FINANCE COSTS — Net finance cost for fiscal 2007 was $2,837,000, which represents a decrease of $242,000, or 10.7%, compared to $3,179,000 fiscal 2006. The net decrease in finance costs resulted primarily from the reduction in the principal amount of Sellers’ loan outstanding during fiscal 2007.

89

NET PROFIT — The net profit for fiscal 2007 was $13,360,000, as compared to $29,477,000 for fiscal 2006. This decrease of $16,117,000, or 54.67%, is primarily due to the reversal of the impairment loss in fiscal 2006 in the amount of $19,311,000 together with the increase in depreciation in fiscal 2007 by $6,058,000, which was partially offset by the increase in revenue during fiscal 2007 by $9,370,000.

Year Ended December 31, 2006 (“fiscal 2006”) as compared to year ended December 31, 2005 (“fiscal 2005”)

REVENUES — Operating revenues for fiscal 2006 were $26,347,000, a decrease of $809,000, or 2.97%, over fiscal 2005. Revenues decreased primarily as a result of decreased charter rates and TCE, which decrease was partially offset by the increased number of operating days in fiscal 2006. The Sellers acquired four vessels in fiscal 2005, and thus the vessels were not operated by the Sellers for the full fiscal year. Revenue from Swiss Marine Services S.A., an affiliate of the Sellers, amounted to $10,740,000 in fiscal 2006 and $10,140,000 in fiscal 2005, which represents an increase of 5.9%. Related party revenue increased as a result of increased operating days under the related party charters in fiscal 2006.

DIRECT VOYAGE EXPENSES — Direct voyage expenses totaled $64,000 for fiscal 2006, as compared to $139,000 for fiscal 2005, which represents a decrease of 53.95%. This decrease of $75,000 is due to the favourable (compared to market) fixed values at which the Sellers repurchased fuel remaining on board the Vessels at the time of their redeliveries to the Sellers from time charterers.

CREW COSTS — Crew costs for fiscal 2006 were $2,777,000, an increase of $801,000, of 40.53%, compared to fiscal 2005. This increase is primarily due to the increase in the number of ownership days from 1,250 in 2005 to 1,460 in 2006 and thus the number of days the Sellers paid crew wages.

MANAGEMENT FEES — RELATED PARTY - Management fees — related party represent a fixed fee per day for each vessel in operation paid to EST for technical management services. The fee per day amounted to $515 in 2006 and 2005. Total Management fees — related party for fiscal 2006 were $752,000, as compared to $644,000 for fiscal 2005. This increase of 16.77% resulted primarily from the increase in the number of ownership days from 1,250 in 2005 to 1,460 in 2006.

OTHER OPERATING EXPENSES — Other operating expenses were $2,842,000 for fiscal 2006, a decrease of $243,000, or 7.87%, over $3,085,000 for fiscal 2005. Other operating expenses decreased in fiscal 2006 primarily due to a charge of $716,000 in fiscal 2005 representing reimbursements to time charterers.

DEPRECIATION — For fiscal 2006, depreciation expense totaled $6,567,000, as compared to $6,970,000 for fiscal 2005, which represented a decrease of $403,000, or 5.78%. This decrease resulted from the lower carrying amount of the vessels during 2006 because the fair value of the vessels had declined, and thus they were impaired as of December 31, 2005.

IMPAIRMENT REVERSAL (LOSS) — At December 31, 2006 due to changing market conditions, the fair value of vessels exceeded the carrying value by $44,430,000, and accordingly, an amount of $19,311,000 was recorded as an impairment reversal. The impairment loss of $19,311,000 was originally recorded as of December 31, 2005. The primary reason for the recording of the impairment loss was a decrease in the fair value of vessels in the dry bulk market generally, which caused a decrease in the fair value of Sellers’ vessels. The Sellers determined that the impairment loss should be reversed in fiscal 2006 when the market for dry bulk vessels rebounded. The remaining surplus of $25,119,000 is recorded as recognized income and expense under the caption “revaluation reserve” in the combined statement of changes in equity.

RESULTS FROM OPERATING ACTIVITIES — For fiscal 2006, results from operating activities were $32,656,000, which represents an increase of $37,625,000, compared to an operating loss of $4,969,000 for fiscal 2005. The primary reasons for the improvement in the results from operating activities in fiscal 2006 were the reversal of the impairment loss originally recorded in fiscal 2005, which increased operating income by $19,311,000 in fiscal 2006 as well as decreasing operating income by this same amount during fiscal 2005, and the absence of any other impairment losses during fiscal 2006.

NET FINANCE COST — Net finance cost for fiscal 2006 was $3,179,000, which represents an increase of $811,000, or 32.4%, compared to $2,368,000 in fiscal 2005. The increase was primarily due to an increase in the

90

LIBOR rate associated with the Sellers’ long-term debt during fiscal 2006 and the higher principal balance of Sellers’ long-term debt during all of fiscal 2006, which reflects the greater number of ownership days in fiscal 2006 compared to fiscal 2005.

NET PROFIT (LOSS) — The net profit for fiscal 2006 was $29,477,000, as compared to a net loss of $7,337,000 for fiscal 2005. This improvement of $36,814,000, is primarily due to the reversal of the impairment loss in fiscal 2006, which loss was originally recorded in fiscal 2005, which reversal improved net income by $19,311,000, and the absence of any other impairment losses during fiscal 2006.

Liquidity and Capital Resources

The Sellers’ principal sources of funds have been equity provided by their shareholders, operating cash flows and long-term borrowings. Their principal uses of funds have been capital expenditures to acquire and maintain their fleet, payments of dividends, working capital requirements and principal repayments on outstanding loan facilities. Based on current market conditions, the Sellers expect to rely upon operating cash flows to fund their working capital needs in the near future. On May 20, 2008, Hull KA 215 (Davakis G.) was delivered to the Sellers and thus the Sellers anticipate that they will require approximately $11.8 million during the balance of fiscal 2008 to make the remaining payments due on the construction contract for Hull KA 216, as such amount may be adjusted in accordance with the construction contract. Sellers do not anticipate any other capital expenditures in the foreseeable future. The Sellers plan to fund this amount from cash provided by their shareholders and/or by drawing on the loan for the newly constructed vessels described below.

Because the Sellers are part of a larger group of companies in the shipping business associated with members of the Restis family, the Sellers (other than the owners of the Vessels that are under construction) obtained together with other affiliated companies as co-borrowers a syndicated loan in the amount of $500,000,000 on December 24, 2004. The loan is allocated to each of the Sellers (other than the owners of the vessels that are under construction), among other affiliates of Lincoln, based upon the acquisition cost of each vessel at the date of acquisition. The syndicated loan is payable in variable principal installments plus interest at variable rates (LIBOR plus a spread of 0.875%) with an original balloon installment due in March 2015 of $45,500,000 (which as of March 31, 2008 was $23,702,377). This debt is secured by a mortgage on each of the vessels, assignments of earnings, insurance and requisition compensation of the mortgaged vessel and is guaranteed by Lincoln Finance Corp. and Nouvelle Enterprises S.A, which is the sole shareholder of Lincoln. The Sellers that own the second hand vessels used the syndicated loan to finance some or all of the acquisition costs of their respective vessels. As of December 31, 2007 and 2006, the long-term debt of the Sellers represents the allocated amount of the remaining balance of the syndicated loan after taking into account vessel sales. The portion of the long-term debt applicable to the Sellers as of December 31, 2007 and 2006 was $48,330,000 and $49,774,000, respectively. We will not be assuming any portion of this loan, and the Sellers will deliver the Vessels to us free and clear of all liens and encumbrances.

On December 24, 2004, certain of the Sellers entered into memoranda of agreement with third parties pursuant to which they agreed to purchase the African Oryx f/k/a the M.V. Gangga Nagara, the African Zebra f/k/a the M.V. Handy Tiger, the Bremen Max f/k/a the M.V. Bunga Saga Satu and the Hamburg Max f/k/a the Bunga Saga Empat for a purchase price of $20.5 million, $14.0 million, $29.0 million and $32.0 million, respectively. The African Oryx, the African Zebra, the Bremen Max and the Hamburg Max were delivered to the respective Sellers on April 4, 2005, January 3, 2005, January 26, 2005 and April 1, 2005, respectively.

The Sellers financed the purchase price of the vessels as follows:

Vessel	Financed(1)	Cash(2)

Africa Oryx	$13,851,850.00	$6,648,150.00
Africa Zebra	$9,459,800.00	$4,540,200.00
Bremen Max	$19,595,300.00	$9,404,700.00
Hamburg Max	$21,622,400.00	$10,377,600.00

(1)	Financed with the $500 million credit facility described above.

(2)	Cash provided to the Sellers by their shareholders.

91

On June 23, 2006, the Sellers that own the newly built vessel and the vessel that is currently under construction and a third vessel-owning company that is not one of the Sellers, entered into a loan facility of up to $20,160,000 and a guarantee of up to $28,800,000 each to be used to partly finance and guarantee payment to the shipyard for the newly constructed vessels. The loan bears interest at variable rates (LIBOR plus a spread of 0.65%) and is repayable in full at the earlier of May 18, 2009 or the date the newly constructed vessels are delivered by the shipyard. We will not be assuming any portion of this loan and the Sellers will deliver the two newly constructed vessels to us free and clear of all liens and encumbrances.

The drybulk carriers the Sellers own have an average age of 10.5 years as of the end of fiscal 2007. For financial statement purposes, the Sellers used an estimated remaining useful life as of the end of fiscal 2007 of between 3 and 16 years for its second hand vessels and estimate the useful life of the newly constructed vessels as 25 years. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use, which time period could well exceed the useful life estimate described above. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

Cash Flows

OPERATING ACTIVITIES — Net cash from operating activities totaled $25,577,000 during fiscal 2007, as compared to $19,161,000 during fiscal 2006. This increase reflected primarily the increase in vessel revenues received in 2007. The decrease in net cash from operating activities from fiscal 2006 as compared to fiscal 2005, during which net cash from operating activities totaled $26,169,000, resulted primarily from a slight decrease in charter revenue during 2006 and the repayment of amounts due to related parties in 2006.

INVESTING ACTIVITIES — The Sellers used $13,531,000 of cash in investing activities during fiscal 2007 as compared to $6,474,000 used in investing activities during fiscal 2006. The increase was primarily a result of amounts paid under the vessel construction contracts for the newly constructed vessels in fiscal 2007. The Sellers used $86,711,000 of cash in investing activities during fiscal 2005, which related primarily to the purchase of the four secondhand vessels.

FINANCING ACTIVITIES — Net cash used in financing activities during fiscal 2007 was $13,471,000, which includes $15,932,000 of dividend payments to the shareholders of the Sellers and $9,844,000 of repayments of long term debt, partially offset by capital contributions from the Sellers’ shareholders of $3,905,000 and proceeds from long-term debt of $8,400,000. Net cash used in financing activities in fiscal 2006 was $11,248,000, which primarily reflects $11,838,000 of dividend payments to the shareholders of the Sellers and $7,573,000 of repayments of long term debt, partially offset by capital contributions from the Sellers’ shareholders of $8,163,000. Net cash provided by financing activities in fiscal 2005 was $60,549,000, which primarily reflects proceeds of borrowings of $55,070,000 used by the Sellers to acquire the four secondhand vessels and capital contributions from the Sellers’ shareholders of $15,980,000, which was partially offset by $3,319,000 of dividend payments to the shareholders of the Sellers and repayment of long-term debt of $7,182,000.

Capital Requirements

On May 20, 2008, Hull KA 215 (Davakis G.) was delivered to the Sellers. The Sellers anticipate that they will require approximately $11.8 million during the balance of fiscal 2008 to make the remaining payments due on the construction contract for the remaining vessel under construction, as such amount may be adjusted in accordance with the construction contract. The Sellers do not anticipate any other capital expenditures during the year ending December 31, 2008. This amount will be paid with cash provided by the shareholders of Sellers and/or by drawing on the loan facility the Sellers obtained for the newly constructed vessels.

Off-Balance Sheet Arrangements

As of December 31, 2007, the Sellers did not have off-balance sheet arrangements.

92

Contractual Obligations and Commercial Commitments

The following table summarizes the Sellers’ contractual obligations as of December 31, 2007. The Sellers have no capital leases, operating leases or purchase obligations:

	Payments due by Period
		Less Than			More Than
	Total	1 Year	1-2 Years	2-5 Years	5 Years
	(Dollars in thousands)

Long-term debt	$48,330	$9,750	$4,724	$14,171	$19,685
Total obligations	$48,330	$9,750	$4,724	$14,171	$19,685

Recent Accounting Pronouncements

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2007, and have not been applied in preparing the Sellers’ combined financial statements:

(i) IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the financial statements of 2009, will require the disclosure of segment information based on the internal reports regularly reviewed by the Sellers’ Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The Sellers are evaluating the impact of this standard on the combined financial statements.

(ii) Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Currently, the Sellers expenses borrowing costs directly attributable to the acquisition or construction of the vessels. The revised IAS 23 which will become mandatory for the Sellers’ 2009 financial statements is not expected to have a significant effect.

(iii) IFRIC 11 IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Sellers’ 2008 financial statements, with retrospective application required. This standard is not expected to have any significant impact on the combined financial statements as it is not relevant to the Sellers’ operations.

(iv) IFRIC 12 Service Concession Arrangements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for the Sellers’ 2008 financial statements, is not expected to have any effect on the combined financial statements as it is not relevant to the Sellers’ operations.

(v) IFRIC 13 Customer Loyalty Programs addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Sellers’ 2009 financial statements, is not expected to have any impact on the combined financial statements.

(vi) IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the Sellers’ 2008 financial statements, with retrospective application required. IFRIC 14 is not expected to have any effect on the combined financial statements.

(vii) Revision to IAS 1, Presentation of Financial Statements: The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. The changes made are to require information in financial

93

statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from ’non-owner’ changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Management is currently assessing the impact of this revision on the Sellers’ financial statements.

(viii) Revision to IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements: These versions were issued by IASB on January 10, 2008, which take effect on July 1, 2009. The main changes to the existing standards include: (i) minority interests (now called non-controlling interests) are measured either as their proportionate interest in the net identifiable assets (the existing IFRS 3 requirement) or at fair value; (ii) for step acquisitions, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired (therefore there is no longer the requirement to measure assets and liabilities at fair value at each step to calculate a portion of goodwill); (iii) acquisition-related costs are generally recognized as expenses (rather than included in goodwill); (iv) contingent consideration must be recognized and measured at fair value at acquisition date with any subsequent changes in fair value recognized usually in the profit or loss (rather than by adjusting goodwill) and (v) transactions with non-controlling interests which do not result in loss of control are accounted for as equity transactions. Management is currently assessing the impact that these revisions will have on the Sellers.

(ix) Revision to IFRS 2 Share-based Payment: The revision is effective for annual periods on or after January 1, 2009 and provides clarification for the definition of vesting conditions and the accounting treatment of cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or other parties, should receive the same accounting treatment. The Sellers do not expect this standard to affect its combined financial statements as currently there are no share-based payment plans.

94

FAIRNESS OPINION

In determining to recommend that holders of Seanergy’s securities vote for the vessel acquisition proposal, the board of directors of Seanergy considered the fairness opinion of its financial advisor, Axiom, dated May 19, 2008, and based upon and subject to the assumptions, qualifications and limitations set forth in the written fairness opinion, Axiom determined that the consideration as stipulated in the draft Master Agreement by and among Seanergy Maritime Corp., Seanergy Buyer, the Investors and the Sellers dated May 8, 2008 (“Draft Master Agreement”), was fair from a financial point of view to the shareholders of Seanergy. The full text of Axiom’s written fairness opinion, dated May 19, 2008, is attached as Annex L to this proxy statement. We urge you to read the opinion and this section titled ”Fairness Opinion” in this proxy statement carefully for a description of the procedures followed, assumptions made, matters considered and limitations on the reviews undertaken. Axiom’s opinion does not constitute a recommendation to the board of directors or to the holders of Seanergy’s securities as to how a shareholder should vote or act on any of the proposals set forth in this proxy statement. Axiom has received a fee of $150,000 in connection with the preparation and issuance of its fairness opinion and was reimbursed for its attorney’s fees and other expenses relating to the rendering of its opinion. Axiom will receive an additional fee of $20,000 upon the closing of the transaction. The fee for the fairness opinion was negotiated by Seanergy and Axiom. We believe the amount of this fee is consistent with industry custom and practice for the preparation of a fairness opinion.

Axiom delivered its written fairness opinion to the board of directors on May 19, 2008, and subsequently made a formal presentation, via a conference call, to Seanergy’s board of directors on May 20, 2008. The fairness opinion stated that, as of May 19, 2008, based upon and subject to the assumptions made, matters considered, procedures followed, methods employed and limitations on Axiom’s review as set forth in the fairness opinion, it is Axiom’s opinion that the consideration to be paid in conjunction with the Business Combination was fair, from a financial point of view, to the shareholders of Seanergy. The fairness opinion provided by Axiom is based on the consideration described in the Draft Master Agreement dated May 8, 2008. The full text of the written fairness opinion of Axiom is attached as Annex L and is incorporated by reference into this proxy statement.

You are urged to read Axiom’s fairness opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed, methods employed and limitations of the review that it has undertaken in rendering its fairness opinion. The summary of Axiom’s fairness opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the fairness opinion.

The Axiom fairness opinion is solely for the use and benefit of Seanergy’s board of directors in connection with its consideration of the Business Combination, and it does not constitute a recommendation to the board of directors or to any holders of Seanergy’s common stock as to how to vote or proceed with respect to any of the proposals set forth in this proxy statement.

In arriving at its opinion, Axiom took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Axiom:

•	Reviewed publicly available filings by Seanergy, including its Registration Statement on Form 424B4 filed on September 25, 2007 and quarterly filings on Form 10-Q for the periods ended June 30, 2007, September 30, 2007 and March 31, 2008, as well as Form 10-K for the year ended December 31, 2007;

•	Reviewed the Draft Master Agreement, dated May 8, 2008;

•	Reviewed the valuation report prepared by Associated Shipbroking S.A.M. dated May 19, 2008;

•	Reviewed the Reports of Attendance for each of the six (6) vessels from Helix Shipping & Technical Services Limited;

•	Conducted management, financial, and operational due diligence telephonically with Alexios Komninos of Seanergy;

•	Developed a selected group of publicly traded vessel companies for comparative purposes;

95

•	Reviewed publicly available financial data, stock market performance data and trading multiples of companies in the business sector of vessels for comparative purposes;

•	Reviewed certain publicly available information for precedent transactions of dry bulk shipping vessel acquisitions for the period January 1, 2005 to May 6, 2008; and

•	Developed financial forecasts and a discounted cash flow analysis for the vessels using assumptions supplied to Axiom by Seanergy.

In rendering its fairness opinion, Axiom assumed the accuracy and completeness of all of the information supplied to it, with respect to Seanergy and the vessels, without assuming any responsibility for any independent verification of any such information. Furthermore, Axiom relied upon the assurances of management of Seanergy that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to its analysis. Axiom has not made any physical inspection or independent appraisal of any of the properties or assets of Seanergy or the vessels, nor has Axiom evaluated the solvency or fair value of Seanergy or any of the vessels under any domestic or international laws relating to bankruptcy, insolvency, or similar matters. Axiom assumed that the Business Combination will be consummated on the terms and conditions described in the Draft Master Agreement reviewed by them. Axiom’s fairness opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated by Axiom at the date of its written fairness opinion.

The written fairness opinion only addresses the matters specifically addressed therein. Without limiting the foregoing, the written opinion does not address: (i) matters that require legal, regulatory, accounting, insurance, tax or other professional advice; (ii) the underlying business decision of Seanergy or any other party to proceed with or effect the Business Combination; (iii) the fairness of any portion or aspect of the Business Combination not expressly addressed in the fairness opinion; (iv) the relative merits of the Business Combination as compared to any alternative business strategies that might exist for Seanergy or the effect of any other transaction in which Seanergy might engage; (v) any matters related to the risks associated with the assets and/or equity interests to be acquired in the Business Combination, including without limitation, the fluctuation in currency exchange rates, property rights and regulatory considerations; or (vi) the tax or legal consequences of the Business Combination to either Seanergy, its shareholders or any other party.

With respect to the financial information, forecasts and assumptions furnished to or discussed with Axiom by Seanergy, Axiom has assumed that such information has been reasonably prepared and that it reflects the best currently available estimates and judgment of Seanergy’s management as to the expected future financial performance of the Business Combination. For purposes of Axiom’s written fairness opinion, Axiom assumed that each of Seanergy and the other parties to the Draft Master Agreement are not a party to any pending material transaction other than the Business Combination and those activities undertaken in the ordinary course of business. Further, Axiom makes no representations as to the actual value which may be received in connection with the Business Combination, nor the legal, regulatory (foreign or domestic), tax or accounting effects of consummating the Business Combination.

Axiom assumed that the Business Combination will be consummated in a manner that complies in all respects with the applicable provisions of the Act, the Securities Act of 1933, the Securities Exchange Act of 1934 and all other applicable foreign, federal and state securities rules and regulations. Axiom assumed that the Business Combination will be consummated substantially in accordance with the terms and conditions set forth in the Draft Master Agreement, without any further amendments to these terms and conditions.

Axiom’s analysis and fairness opinion are necessarily based upon market, economic and other conditions as they existed and could be evaluated on May 19, 2008. Accordingly, although subsequent developments may affect its fairness opinion, Axiom has not assumed any obligation to update, review or reaffirm its fairness opinion.

In connection with rendering its fairness opinion, Axiom performed certain financial, comparative and other analyses as summarized below. Each of the analyses that Axiom conducted provided a valuation methodology, in order to determine the valuation of the Business Combination. The summaries of Axiom’s analyses and valuation methodologies described below are not a complete description of the analyses underlying Axiom’s fairness opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most

96

appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In addition, Axiom may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The estimates contained in Axiom’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than the analyses suggest. Accordingly, Axiom’s analyses and estimates are inherently subject to substantial uncertainty. Axiom believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses that Axiom performed in connection with the preparation of its fairness opinion.

The summaries of the financial reviews and analyses include information presented in tabular format. In order to fully understand Axiom’s financial reviews and analyses, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses that Axiom performed.

The analyses performed were prepared solely as part of Axiom’s analysis of the fairness, from a financial point of view, to Seanergy with respect to the consideration to be paid in connection with the proposed acquisition of six vessels, and were provided to Seanergy’s board of directors in connection with the delivery of Axiom’s fairness opinion. The fairness opinion of Axiom was just one of the many factors taken into account by Seanergy’s board of directors in making its determination to approve the transaction, including those described elsewhere in this proxy statement.

Comparable Company Analysis

This method applies the comparative public market information of companies comparable to those in the Business Combination. The methodology assumes that companies in the same industry share similar markets. The potential for revenue and earnings growth is usually dependent upon the characteristics of the growth rates of these markets, and companies in the same industry experience similar operating characteristics. The underlying components in the comparable company analysis assume that both the Business Combination and the comparable companies are ongoing concerns.

Using publicly available information, Axiom compared selected financial data of the Business Combination with similar data of selected publicly traded dry bulk shipping companies considered by Axiom to be comparable to the Business Combination. Specifically Axiom selected public vessel companies with a dividend yield over 4.5%, as such companies tend to trade based on multiples of cash flow or EBITDA. In this regard, Axiom noted that although such companies were considered similar, none of the companies have the same management, makeup, size or combination of business as the Business Combination. The comparable group includes: Diana Shipping, Eagle Bulk Shipping, Genco Shipping & Trading, OceanFreight, Paragon Shipping, and Star Bulk Carriers.

Axiom analyzed the following financial data for each of the comparable companies: (1) the “enterprise value,” defined as common stock market value (the number of fully-diluted shares multiplied by the closing price of the common stock), plus total debt and preferred stock, less cash as a multiple of 2008 and 2009 estimated EBITDA (which EBITDA estimates reflect a mean consensus of research analysts’ EBITDA estimates as reported by Institutional Brokers Estimate Service (“IBES”)), for each of the comparable companies; and (2) the closing price of the common stock on May 16, 2008 as a multiple of the net asset value per share for each of the comparable companies. Axiom also analyzed the annualized dividends per the closing price of the common stock on May 16, 2008. Axiom performed valuation analyses by applying certain market trading statistics of the comparable companies to the estimated financial results of the Business Combination. The ranges of data in the comparable companies analysis is disclosed in the full Fairness Opinion attached as Annex L to this proxy statement.

Axiom examined Wall Street research of the comparable companies, and for other publicly traded companies and Axiom also examined other industry research and made the following observations: While a variety of valuation methodologies and metrics are used in determining a shipping company’s value, Axiom found that the majority of the time companies are valued using next-year’s EBITDA and applying an enterprise value/EBITDA multiple to determine a shipping company’s value. Additionally, but to a lesser extent, a company’s current net asset value was

97

considered. As a result, Axiom applied weights to the various valuation methodologies in order to determine the Business Combination’s enterprise value and equity value. As a result of these valuation analyses, Axiom derived an average implied enterprise value of approximately $742 million for the Business Combination, which is higher than the offer price, including the earn-out, or $440 million, which supports Axiom’s opinion that the transaction is fair to the shareholders of Seanergy.

Precedent Transaction and Evaluation Analysis

Axiom reviewed certain publicly available information for precedent dry bulk shipping transactions for vessel acquisitions for the period January 1, 2005 to May 6, 2008 and Axiom identified 1,563 relevant transactions involving purchases of other shipping vessels. This analysis provided Axiom with an asset valuation for each individual vessel, which helped Axiom establish a minimum valuation for each vessel. The information Axiom reviewed in the selected transactions consisted of the purchase price of the vessel divided by the deadweight tonnage of the vessel.

Utilizing the weighted average of the mean multiples paid in the transactions, Axiom derived an implied valuation of $473 million for Seanergy’s enterprise value. A summary of the valuation average multiples utilizing the merger and acquisition analysis is as follows:

Fleet Being Purchased				Precedent Transactions(1)					Implied Valuation
		Year		Year		Avg. Price/	# of
Vessel Name	DWT	Built	Class	Built	Sale Dates	DWT	Transactions	Class	($MM)

MV African Oryx	24,110	1997	Handysize	1997	1/1/08 - 5/6/08	$1,419	3	Handysize	$34.2
MV African Zebra	38,623	1985	Handysize	1985	1/1/08 - 5/6/08	885	3	Handysize	$34.2
To Be Named	54,027	2008	Supramax	2008	11/12/07	1,453	1	Handymax	$78.2
To Be Named	54,027	2008	Supramax	2008	11/12/07	1,453	1	Handymax	$78.2
MV Hamburg Max	73,492	1993	Panamax	1993	8/24/07	1,701	1	Panamax	$123.0
MV Bremen Max	73,503	1994	Panamax	1994	8/24/07	1,701	1	Panamax	$125.0

	316,174					1,495			$472.8

Axiom reviewed a valuation report on the six vessels prepared by Associated Shipbroking S.A.M. dated May 19, 2008. The mean value of the six vessels as stated in the valuation report is $395.3 million. The valuation was performed in May 2008, and is not a guide to the market value of the vessels at any other time. Market values in the shipping industry are highly volatile. The valuation certificate of Associated Shipbroking S.A.M. dated May 19, 2008 is attached to this proxy statement as an appendix to Annex L.

Utilizing the average of the enterprise values derived from the mean multiples paid in transactions and the valuation report, Axiom derived an implied enterprise value of $434 million for the Business Combination’s six vessels.

Axiom noted that the values derived from the precedent transactions analysis may not fully capture the value associated with Seanergy’s vessels. More specifically, Seanergy represents six (6) vessels purchased at one time, which should receive a premium valuation (e.g., this type of transaction is known as an “en-bloc” transaction and generally receives a premium valuation as Axiom discussed with the management of Seanergy). In addition, Seanergy’s six vessels are being acquired with class “A” charters.

	Price / DWT	Implied EV
	($ in millions)

a. Method 1: Precedent Transactions	$1,495.4	$472.8
b. Method 2: Broker Report	$1,250.3	$395.3
Mean	$1,372.8	$434.0

Discounted Cash Flow Analysis

Axiom utilized a discounted cash flow analysis which calculates the present value of the Business Combination based on the sum of the present value of the projected available cash flow streams and the terminal value of the equity.

98

Axiom created financial projections, based on financial and operational assumptions provided by the management of Seanergy, of the cash flow available for distributions for the second half of the year ending December 31, 2008 through 2014. Axiom projected future values of the Business Combination by applying assumed EBITDA multiples of 5.0x, 5.5x, and 6.0x to Axiom’s projected (based on information received from the management of Seanergy) $87.6 million EBITDA for the year ending December 31, 2014. The projected future values were then discounted using a range of discount rates of 7.0% to 11.0%, which yielded an implied range of enterprise values between $586 million to $787 million. The mean implied enterprise value derived from the discounted cash flow analysis was $678 million, which is higher than the offer price, including the earn-out, of $440 million, which supports Axiom’s opinion that the transaction is fair to the shareholders of Seanergy.

In determining the discount rates used in the discounted present value analysis, Axiom noted, among other things, factors such as inflation, prevailing market interest rates, and the inherent business risk and rates of return required by investors. In determining the appropriate EBITDA multiple used in calculating the Business Combination’s projected future enterprise value, Axiom noted, among other things, the trading multiples of public companies which Axiom deemed to be comparable to the Business Combination currently.

Conclusion

Based on the information and analyses set forth above, Axiom delivered its written fairness opinion to Seanergy’s board of directors, which stated that, as of May 19, 2008, based upon and subject to the assumptions made, matters considered, procedures followed, methods employed and limitations of its review as set forth in the fairness opinion, in the opinion of Axiom, the consideration to be paid in conjunction with the acquisition of the vessels is fair, from a financial point of view, to the shareholders of Seanergy. Axiom received a fee of $150,000 in connection with the preparation and issuance of its fairness opinion and was reimbursed for certain costs, including its attorney’s fees. In addition, Axiom will receive a fee of $20,000 upon the closing of the transaction. Axiom’s fee for providing the fairness opinion was determined based on arm’s-length negotiations between the parties. Neither Axiom, nor its affiliates, held any securities of Seanergy, nor did any members or officers of Axiom serve as a director of Seanergy. Axiom or one of its affiliates may provide investment banking and related services to Seanergy in the future.

General Matters Regarding Fairness Opinion

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, such analyses and fairness opinion are not susceptible to summary description. Furthermore, Axiom made qualitative and quantitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Axiom’s analyses must be considered as a whole. Considering any portion of such analyses and of the factors considered without considering all analyses and factors, could provide a misleading or incomplete view of the process underlying the conclusions expressed in the fairness opinion.

In its analysis, Axiom made a number of assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Seanergy and Axiom. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those set forth in the analyses. In addition, analyses relating to the value of the Business Combination do not purport to be appraisals or to reflect the prices at which securities of Seanergy may be sold after the vessel acquisition is approved.

Axiom’s fairness opinion does not constitute a recommendation to the board of directors or to any holder of Seanergy’s securities as to how such a person should vote or act with respect to any of the proposals set forth in this proxy statement. The opinion does not address the decision of the board of directors to enter into the Business Combination as compared to any alternative business transactions that might be available to Seanergy nor does it address the underlying business decision to engage in the Business Combination.

99

Seanergy Board Considerations

Seanergy’s board of directors determined that the Business Combination is in the best interest of Seanergy and its shareholders. In reaching its determination, Seanergy’s board of directors considered a number of factors, including the following material factors, which the board believes favor the transaction:

•	the written fairness opinion provided by Axiom and the formal presentation made to the board of directors of Seanergy by Axiom via conference call that the consideration to be paid in conjunction with the Business Combination was fair, from a financial point of view, to Seanergy’s shareholders, specifically, the board of directors gave significant weight to the discounted cash flow analysis, which allowed it to evaluate the earnings potential of the vessels following the Business Combination, and the comparable company analysis, which gave the board comfort that it was employing the correct multiples in its evaluation of the transaction and gave less weight to the precedent transaction and evaluation analysis, which gave the board comfort that its view of the transaction valuation was reasonable, but was discounted due to the fact that, as noted by Axiom, its precedent transaction analysis did not capture the full value of the transaction;

100

SEANERGY MARITIME CORP. AND SUBSIDIARY AND RESTIS FAMILY
AFFILIATED VESSELS TO BE ACQUIRED
UNAUDITED PRO FORMA SUMMARY FINANCIAL DATA

Anticipated Accounting Treatment

Vessel Acquisition — The acquisition of the vessels by Seanergy Merger Corp., a recently-formed, wholly-owned subsidiary of Seanergy Maritime Corp., will be accounted for by the purchase method and accordingly, the total acquisition cost will be allocated to the acquired vessels and to other tangible and intangible assets, as necessary, by separately measuring the fair values of such assets acquired, based on preliminary estimates of the respective fair values, which are subject to change. No other tangible assets will be acquired and no liability assumed.

Liquidation and Dissolution — Upon liquidation and dissolution of Seanergy Maritime Corp., Seanergy Buyer will distribute to each holder one share of common stock of Seanergy Buyer. As a result, at the liquidation date, the assets and liabilities of Seanergy Maritime Corp. will be assumed by and combined with the assets and liabilities of Seanergy Buyer at their respective historical basis. Following the liquidation and dissolution, Seanergy Buyer will continue as the surviving entity and the separate corporate existence of Seanergy Maritime Corp. will cease. Accordingly the results of operations after completion of the liquidation will be those of Seanergy Buyer.

The following unaudited pro forma summary financial information has been prepared assuming that the business combination has occurred at the beginning of the applicable period for pro forma statements of operations data and at the respective date for pro forma balance sheet data. Two different levels of approval of the acquisition by Seanergy Maritime’s stockholders are presented, as follows:

•	Assuming No Redemption of Shares: This presentation assumes that no stockholders exercised their redemption rights; and

•	Assuming Redemption of 8,084,999 Shares (one share less than 35%): This presentation assumes that holders of 8,084,999 shares of Seanergy Merger’s outstanding common stock exercise their redemption rights.

The unaudited pro forma summary information is for illustrative purposes only. You should not rely on the unaudited pro forma summary balance sheet as being indicative of the historical financial position that would have been achieved had the business combination been consummated as of the balance sheet date. See “Risk Factors — Our management made certain assumptions about the future operating results of Seanergy that may differ significantly from its actual results, which may result in claims against Seanergy or its directors.”

The unaudited pro forma balance sheet data reflects the acquisition of the vessels and the drawdown of the loan to partially finance that transaction as further discussed herein. The historical balance sheet of Seanergy Maritime at March 31, 2008 used in the preparation of the unaudited pro forma financial information has been derived from the unaudited balance sheet of Seanergy Maritime at March 31, 2008. The unaudited pro-forma balance sheet data of the vessels have been derived from the unaudited combined balance sheet of Restis Family affiliated vessels to be acquired.

Separate pro forma balance sheet information has been presented for the following circumstances: (1) assuming that no Seanergy Maritime stockholders exercise their right to have their shares redeemed upon the consummation of the business combination and (2) assuming that holders of 8,084,999 shares of Seanergy Maritime common stock elect to have their shares redeemed upon the consummation of the business combination at the redemption value of $10.00 per share, based on the amount held in the Seanergy Maritime trust account, plus interest income to date thereon, at March 31, 2008.

For more detailed financial information, see “Unaudited Pro Forma Condensed Combined Financial Statement for Seanergy”.

101

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
FOR SEANERGY

AS OF MARCH 31, 2008
(In thousands)

Seanergy Maritime Corp. and Subsidiary & Restis Family Affiliated Vessels To Be Acquired
Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2008
(in thousands of US Dollars and US GAAP)

						Pro Forma					Pro Forma
	Seanergy					Combined					Combined
	Maritime					Companies	Additional Pro Forma				Companies
	Corp.	Pro Forma				(with no	Adjustments for Redemption of				(with maximum
	and	Adjustments and Eliminations				stock	8,084,999 Shares of Common Stock				stock
	Subsidiary	Debit		Credit		redemption)	Debit		Credit		redemption)

Assets

Current assets

Cash and cash equivalents	$2,109	232,624	(1)	5,444	(2)	$9,784	69,247	(10)	80,850	(8)	$—

		155,461	(5)	7,735	(4)		1,819	(9)

				367,031	(3)

				200	(7)

Money market funds — held in trust	232,624			232,624	(1)	—					—

Trade accounts and other assets	55					55					55

Total current assets	234,788					9,839					55

Deferred loan costs	—	1,570	(5)			1,570					1,570

Vessels, net	—	395,281	(3)			403,016					403,016

		7,735	(4)

Total assets	$234,788					$414,425					$404,641

Liabilities

Current liabilities

Current portion of Marfin Egnatia S.A. term facility	$—			30,000	(5)	30,000					30,000

Current portion of Marfin Egnatia S.A. revolving facility	—					—			18,000	(10)	18,000

Trade accounts payable and accrued expenses	661	200	(7)			461					461

Amounts due to underwriter	5,444	5,444	(2)			—					—

Total current liabilities	6,105					30,461					48,461

Marfin Egnatia S.A. term facility, excluding current portion	—			127,031	(5)	127,031					127,031

Marfin Egnatia S.A. revolving facility, excluding current portion	—					—			51,247	(10)	51,247

Secured convertible note payable to Restis Family	—			28,250	(3)	28,250					28,250

Total liabilities	6,105					185,742					254,989

Common stock subject to possible redemption	80,850	80,850	(6)			—					—

Shareholders’ equity

Common stock, $0.0001 par value	3					3	1	(8)			2

Additional paid-in capital	146,925			80,850	(6)	227,775	80,849	(8)	1,819	(9)	148,745

Retained earnings	2,536					2,536					2,536

Shareholder distributions	(1,631)					(1,631)					(1,631)

Total shareholders’ equity	147,833					228,683					149,652

Total liabilities and shareholders’ equity	$234,788					$414,425					$404,641

102

Pro Forma Adjustments and Eliminations (in thousands of US Dollars, except for share and per share data, unless otherwise noted):

(1)	To liquidate investments held in trust.

(2)	To pay deferred underwriters’ compensation charged to capital at time of initial public offering but contingently payable until the consummation of a business combination of $5,363, plus interest accrued thereon of $81.

(3)	To record the acquisition of six dry bulk carriers pursuant to the purchase method of accounting for an aggregate purchase price of $395,281, comprised of (i) $367,031 in cash, (ii) $28,250 in the form of a convertible promissory note, convertible into 2,260,000 shares of Seanergy common stock at $12.50 per shares, and (iii) up to 4,308,075 shares of common stock, subject to the Company meeting certain predetermined earnings thresholds. See Notes (C), (E) and (F) below.

(4)	To record payment of estimated direct transaction costs for the preparation and negotiation of the agreement related to the vessel acquisition based upon engagement letters, actual invoices and/or currently updated fee estimates as follows. See Note (F) below:

Merger and acquisition advisors fee	$3,826
Finders fee	1,950
Legal fees	1,250
Accountants fees	50
Proxy solicitor fees	35
Printing and mailing	100
Road show fees and costs	190
Vessel due diligence	60
Fairness opinion	174
Miscellaneous costs	100

Total estimated direct transaction costs	$7,735

Total estimated costs do not include contingent underwriters fees of approximately $5,363 and contingent legal fees of $200 that are payable upon consummation of the business combination as these costs were incurred in connection with Seanergy’s initial public offering and have already been provided for on Seanergy’s books.

(5)	To record drawdown on Marfin Egnatia Bank S.A. term loan facility of $157,031, including loan arrangement and underwriting fees of $1,570. Per the Facility Agreement, the first four quarterly installments of the term facility are to be $7,500 each.

(6)	To reclassify common stock subject to redemption to permanent equity on the assumption that all shareholders approve of the proposed acquisition and subsequent liquidation — see also Note (8).

(7)	To record the payment legal fees contingently payable upon the consummation of a business combination.

(8)	To record redemption of 8,084,999 shares (one share less than 35%) of Seanergy Maritime Corp. shares of common stock issued in the Company’s initial public offering, at December 31, 2007 redemption value of $10.00 per share of which $0.225 per share represents a portion of the underwriter’s contingent fee, which the underwriter’s have agreed to forego for each share redeemed and which is included in amounts due to underwriter and has already been charged to additional paid-in capital. The number of shares assumed redeemed (8,084,999 shares) is based on one share less than 35% of the initial public offering shares outstanding prior to the vessel acquisition and represents the maximum number of shares that may be redeemed without precluding the consummation of the vessel acquisition.

(9)	To record portion of deferred underwriters’ fee forfeited to redeeming shareholders ($0.225 per share times 8,084,999 shares).

(10)	To record drawdown on Marfin Egnatia Bank S.A. $90,000 revolving loan facility. Per the agreement, first principal reduction due on the revolving facility is one year from the date of the Facility Agreement in the amount of $18,000.

103

Pro Forma Notes (in thousands of US Dollars, except for share and per share data, unless otherwise noted):

(A)	The current market prices of Seanergy Maritime Corp. common stock and common stock purchase warrants were as follows as of June 11, 2008:

Market price per share of common stock (AMEX SRG)	$9.83

Market price per common stock warrant (AMEX SRG.WS)	$2.35

Market price per common stock unit (AMEX SRG.U)	$12.17

(B)	On May 20, 2008, the Restis Family purchased 2,750,000 shares of Seanergy founders common stock and 8,008,334 founders warrants for the purchase of Seanergy common stock from Panagiotis Zafet and Simon Zafet for approximately $25,000. These common shares and common share warrants are currently being held in escrow and will be released twelve months after the consummation of a qualifying business combination. These securities do not participate in any liquidation distribution, in the event a business combination is not achieved.

(C)	No consideration has been given to up to 4,308,075 shares of Seanergy common stock potentially issuable to the Restis Family as Additional Investment Shares based upon attaining certain earnings based thresholds.

(D)	Pro forma entries are recorded to the extent they are a direct result of the Business Combination and are expected to have continuing future impact and are factually supportable, regardless of whether or not they have continuing future impact or are non-recurring.

(E)	Vessels currently owned by the following Restis Family Affiliates are to be acquired: Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

(F)	The acquisition of the vessels by Seanergy Merger Corp., a recently-formed, wholly-owned subsidiary of Seanergy Maritime Corp., will be accounted for by the purchase method and accordingly, the total acquisition cost will be allocated to the acquired vessels and to other tangible and intangible assets, as necessary, by separately measuring the fair values of such assets acquired, based on preliminary estimates of the respective fair values which are subject to change. These aggregate acquisition cost is summarized as follows:

Cash paid to the Restis Family	$367,031
Secured convertible note payable issued to the Restis Family	28,250
Direct transaction costs	7,735

Total acquisition cost allocated to vessels	$403,016

(G)	On April 15, 2008, Seanergy paid a distribution, consisting of the interest earned on the money market funds — held in trust for the period January 1, 2008 to March 31, 2008, subject to certain permitted adjustments, of $1,542 in total or $0.0668 per share to shareholders of record on April 9, 2008.

104

Seanergy Maritime Corp. and Subsidiary & Restis Family Affiliated Vessels To Be Acquired
Unaudited Pro Forma Condensed Combined Statement of Operations
Three Months Ended March 31, 2008
(In thousands of US Dollars and US GAAP)

	Restis
	Family					Pro Forma			Pro Forma
	Affiliated	Seanergy				Combined			Combined
	Vessels	Maritime				Companies	Additional Pro Forma		Companies
	to be	Corp.				(with no	Adjustments for Redemption of		(with maximum
	Acquired	and	Pro Forma Adjustments and Eliminations			stock	8,084,999 Shares of Common Stock		stock
	(Note A)	Subsidiary	Debit		Credit	redemption)	Debit	Credit	redemption)

Revenue from vessels	$10,716	$—				$10,716			$10,716
Direct voyage expenses	17	—				17			17

	10,699	—				10,699			10,699

Operating expenses
Crew costs	931	—				931			931
Management fees — related party	194	—	63	(10)		257			257
Other operating expenses	801	460				1,261			1,261
Depreciation expense	2,358	—	4,220	(9)		6,578			6,578
Amortization of dry docking	253	—				253			253

Total operating expenses	4,537	460				9,280			9,280

Operating income (loss)	6,162	(460)				1,419			1,419

Other income (expense)
Interest income	25	1,555	1,555	(5)		25			25
Interest expense	(572)	—	56	(1)	572(6)	(1,990)	$852(3)	$43(8)	(2,799)

			1,637	(2)
			56	(7)
			241	(4)
Total other income (expense)	(547)	1,555				(1,965)			(2,774)

Net income (loss)	$5,615	$1,095				$(546)			$(1,355)

Net loss per common share — basic and diluted						$(0.02)			$(0.07)

Weighted average number of common shares outstanding — basic and diluted (Note E)						28,600,000			20,515,001

Cash dividends paid per common share (Note B)						$0.30			$0.30

Pro Forma Adjustments (in thousands of US Dollars, except for share and per share data, unless otherwise noted):

(1)	To record amortization of deferred loan facility arrangement and underwriting fees based on provisions of the Facility Agreements ($1,570 / 84 mo × 3 mo).

(2)	To record interest expense on the 7 year Marfin Egnatia S.A. Term Loan Facility as if it had been in place from the beginning of the period presented. Pursuant to the Term Loan Facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin, as defined in the agreement. For calculation purposes, the LIBOR rate at June 4, 2008 of 2.67% per annum, plus an applicable margin of 1.75% was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $49 per quarter.

(3)	To record interest expense on the 7 year Marfin Egnatia S.A. Revolving Facility as if it had been in place from the beginning of the period presented. Pursuant to the Revolving Facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin, as defined in the agreement. For calculation purposes, the LIBOR rate at June 4, 2008 of 2.67% per annum, plus an applicable margin of 2.25% was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $22 per quarter.

105

(4)	To record interest expense on the secured convertible note payable to Restis Family as if it had been in place from the beginning of the period presented. Interest at 2.9% per annum is due at maturity, in two years. Additionally, an arrangement fee of $288 is due at maturity and note prepayment is not permitted. ($28,250 × 2.9% / 12 mo × 3 mo + $288 / 24 mo × 3 mo = $241)

(5)	To eliminate interest income earned on funds held in trust.

(6)	To eliminate, effective January 1, 2008, interest expense on indebtedness of the Restis Family Affiliates to be Acquired that is to be repaid pursuant to the agreements.

(7)	To record commitment fee on 7 year Revolving Facility at 0.25% per annum, payable quarterly in arrears, on the un-drawn Revolving Facility amount. These pro formas are based upon the assumption that operations are sufficient to fund working capital and dividend payment needs and any drawdown on the Revolving Facility will be for the purpose of funding the redemption of common stock. ($90,000 × 0.25% / 12 mo × 3 mo = $56)

(8)	To adjust commitment fee on Revolving Facility at 0.25% per annum for the amount drawn on the Revolving Facility to meet common stock redemption requirements. These pro formas are based upon the assumption that operations are sufficient to fund working capital and dividend payment needs and any drawdown on the Revolving Facility will be for the purpose of funding the redemption of common stock. ($69,247 × 0.0025 / 12 mo × 3 mo = $43)

(9)	To record additional depreciation expense as a result of the step-up in basis related to the purchase of the vessels.

(10)	To record increment in management fees per to the Technical Management Agreement dated May 20, 2008 of Euro 416 (US$650 at June 13, 2008) per day for the first year of the agreement. (New daily fee of $650, less former daily fee of $535, times 91 days, times 6 vessels)

Pro Forma Notes (in thousands of US Dollars, except for share and per share data, unless otherwise noted):

(A)	Vessels currently owned by the following Restis Family Affiliates are to be acquired: Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

(B)	The cash dividends paid per common share is the amount required under the share purchase agreement, however, such dividend may not be able to be paid if sufficient cash from operations is not available or if the lenders under the credit facility place restrictions on the payment of dividends. The Restis Family and Seanergy founders have agreed to waive dividends if Seanergy has insufficient funds to pay its scheduled dividend to all of its public stockholders, in which case such dividend shall be accrued and paid to them once Seanergy is current in the payment of its dividend to its public stockholders.

(C)	Pro forma entries are recorded to the extent they are a direct result of the business combination and are expected to have continuing future impact.

(D)	No consideration has been given to up to 4,308,075 shares of Seanergy common stock potentially issuable to the Restis Family as Additional Investment Shares based upon attaining certain earnings thresholds.

(E)	As the business combination is being reflected as of it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the convertible note payable issued to the Restis Family, in conjunction with the business combination has been outstanding for the entire period presented. If the maximum numbers of shares

106

are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro forma	No. of	No. of
	balance	Shares	Shares
	sheet	with no	with maximum
	adjustment	stock	stock
	no.	redemption	redemption

Actual number of common shares outstanding		28,600,000	28,600,000
Pro forma shares:
Shares redeemed by public shareholders	(8)	—	(8,084,999)

Pro forma weighted average number of common shares outstanding — basic and diluted		28,600,000	20,515,001

107

Seanergy Maritime Corp. and Subsidiary & Restis Family Affiliated Vessels To Be Acquired

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2007
(In thousands of US Dollars and US GAAP)

	Restis
	Family						Pro Forma					Pro Forma
	Affiliated	Seanergy					Combined					Combined
	Vessels	Maritime					Companies	Additional Pro Forma				Companies
	to be	Corp.	Pro Forma				(with no	Adjustments for Redemption of				(with maximum
	Acquired	and	Adjustments and Eliminations				stock	8,084,999 Shares of Common Stock				stock
	(Note A)	Subsidiary	Debit		Credit		redemption)	Debit		Credit		redemption)

Revenue from vessels	$35,717	$—					$35,717					$35,717
Direct voyage expenses	82	—					82					82

	35,635	—					35,635					35,635

Operating expenses
Crew costs	2,803	—					2,803					2,803
Management fees — related party	782	—	252	(10)			1,034					1,034
Other operating expenses	3,228	445					3,673					3,673
Depreciation expense	6,311	—	20,001	(9)			26,312					26,312
Amortization of dry docking	830						830					830

Total operating expenses	13,954	445					34,652					34,652

Operating income (loss)	21,681	(445)					983					983

Other income (expense)
Interest income	143	1,948	1,948	(5)			143					143
Interest expense	(2,980)	(58)	224	(1)	2,980	(6)	(7,549)	$3,385	(3)	$172	(8)	(10,762)
			6,079	(2)
			225	(7)
			963	(4)

Total other income (expense)	(2,837)	1,890					(7,406)					(10,619)

Net income (loss)	$18,844	$1,445					$(6,423)					$(9,636)

Net loss per common share — basic and diluted							$(0.22)					$(0.47)

Weighted average number of common shares outstanding — basic and diluted (Note E)							28,600,000					20,515,001

Cash dividends paid per common share (Note B)							$1.20					$1.20

Pro Forma Adjustments (in thousands of US Dollars, except for share and per share data, unless otherwise noted):

(1)	To record amortization of deferred loan facility arrangement and underwriting fees based on provisions of the Facility Agreements ($1,570 / 84 mo X 12 mo).

(2)	To record interest expense on the 7 year Marfin Egnatia S.A. Term Loan Facility as if it had been in place from the beginning of the period presented. Pursuant to the Term Loan Facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin, as defined in the agreement. For calculation purposes, the LIBOR rate at June 4, 2008 of 2.67% per annum, plus an applicable margin of 1.75% was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $182 per year.

(3)	To record interest expense on the 7 year Marfin Egnatia S.A. Revolving Facility as if it had been in place from the beginning of the period presented. Pursuant to the Revolving Facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin, as defined in the agreement. For calculation purposes, the LIBOR rate at June 4, 2008 of 2.67% per annum, plus an applicable margin of 2.25% was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $86 per year.

(4)	To record interest expense on the secured convertible note payable to Restis Family as if it had been in place from the beginning of the period presented. Interest at 2.9% per annum is due at maturity, in two years. Additionally, an arrangement fee of $288 is due at maturity and note prepayment is not permitted. ($28,250 × 2.9% + $288 / 2 years = $963)

(5)	To eliminate interest income earned on funds held in trust.

108

(6)	To eliminate, effective January 1, 2007, interest expense on indebtedness of the Restis Family Affiliates to be Acquired that is to be repaid pursuant to the agreements.

(7)	To record commitment fee on 7 year Revolving Facility at 0.25% per annum, payable quarterly in arrears, on the un-drawn Revolving Facility amount. These pro formas are based upon the assumption that operations are sufficient to fund working capital and dividend payment needs and any drawdown on the Revolving Facility will be for the purpose of funding the redemption of common stock. ($90,000 × 0.25% = $225)

(8)	To adjust commitment fee on Revolving Facility at 0.25% per annum for the amount drawn on the Revolving Facility to meet common stock redemption requirements. These pro formas are based upon the assumption that operations are sufficient to fund working capital and dividend payment needs and any drawdown on the Revolving Facility will be for the purpose of funding the redemption of common stock. ($68,809 × 0.0025 = $172)

(9)	To record additional depreciation expense as a result of the step-up in basis related to the purchase of the vessels.

(10)	To record increment in management fees per to the Technical Management Agreement dated May 20, 2008 of Euro 416 (US$650 at June 13, 2008) per day for the first year of the agreement. (New daily fee of $650, less former daily fee of $535, times 365 days, times 6 vessels)

Pro Forma Notes (in thousands of US Dollars, except for share and per share data, unless otherwise noted):

(A)	Vessels currently owned by the following Restis Family Affiliates are to be acquired: Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

(B)	The cash dividends paid per common share is the amount required under the share purchase agreement, however, such dividend may not be able to be paid if sufficient cash from operations is not available or if the lenders under the credit facility place restrictions on the payment of dividends. The Restis Family and Seanergy founders have agreed to waive dividends if Seanergy has insufficient funds to pay its scheduled dividend to all of its public stockholders, in which case such dividend shall be accrued and paid to them once Seanergy is current in the payment of its dividend to its public stockholders.

(C)	Pro forma entries are recorded to the extent they are a direct result of the Business Combination and are expected to have continuing future impact.

(D)	No consideration has been given to up to 4,308,075 shares of Seanergy common stock potentially issuable to the Restis Family as Additional Investment Shares based upon attaining certain earnings thresholds.

(E)	As the business combination is being reflected as of it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the 23,100,000 common stock units issued to the public, and 16,016,667 common stock warrants issued to founders in connection with Seanergy’s initial public offering and private placement, respectively, and the commons shares issuable relating to the convertible note payable issued to the Restis Family, in conjunction with the business combination, have been outstanding for the entire period presented. If the maximum numbers of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro Forma	No. of	No. of
	Balance	Shares	Shares
	Sheet	with No	with Maximum
	Adjustment	Stock	Stock
	No.	Redemption	Redemption

Actual number of common shares outstanding		5,500,000	5,500,000
Number of shares issued in connection with Seanergy’s initial public offering		23,100,000	23,100,000
Pro forma shares:
Shares redeemed by public shareholders	(8)	—	(8,084,999)

Pro forma weighted average number of common shares outstanding — basic and diluted		28,600,000	20,515,001

109

Restis Family Affiliated Vessels To Be Acquired

Unaudited Condensed Combined Statement of Operations
Conversion From IFRS to US GAAP
Year Ended December 31, 2007
(In thousands of US Dollars)

	As	Adjustments to Convert				As
	Reported In	IFRS to US GAAP				Reported In
	IFRS	Debit		Credit		US GAAP

Revenue from vessels	$35,717					$35,717
Direct voyage expenses	82					82

	35,635					35,635

Operating expenses
Crew costs	2,803					2,803
Management fees — related party	782					782
Other operating expenses	3,228					3,228
Depreciation expense	12,625			830	(1)	6,311
				5,484	(2)
Amortization of dry docking		830	(1)			830

Total operating expenses	19,438					13,954

Operating income	16,197					21,681

Other income (expense)
Interest income	143					143
Interest expense	(2,980)					(2,980)

Total other income (expense)	(2,837)					(2,837)

Net income	$13,360					$18,844

Adjustments to Convert From IFRS to US GAAP (in thousands of US Dollars, unless otherwise noted):

(1)	To reclassify the amortization of dry docking expenses that are considered a component of depreciation under IFRS.

(2)	To eliminate depreciation expense relating to the revaluation of the vessels to their fair value under IFRS.

Note:	These adjustments represent only certain significant adjustments from IFRS to US GAAP and may not capture full conversion to U.S. GAAP.

110

Unaudited Pro Forma Sensitivity Analysis

The following table sets forth certain pro forma financial information assuming consummation of the Business Combination, as of March 31, 2008, at redemption levels of no redemption, 10% redemption, 20% redemption, 30% redemption, and one share less than 35% redemption (the maximum redemption amount under which the business combination can be completed).

This unaudited pro forma sensitivity analysis should be read in conjunction with the unaudited proforma condensed combined balance sheet located elsewhere in this document.

	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	Combined	Combined	Combined	Combined	Combined
	Companies	Companies	Companies	Companies	Companies
	(with no	(with 10%	(with 20%	(with 30%	(with maximum
	redemption)	redemption)	redemption)	redemption)	redemption)

Number of shares redeemed	—	2,310,000	4,620,000	6,930,000	8,084,999

Assets
Current assets:
Cash and cash equivalents	$9,784	$(0)	$(0)	$(0)	$(0)
Other current assets	55	55	55	55	55

Total current assets	9,839	55	55	55	55
Noncurrent assets	404,586	404,586	404,586	404,586	404,586

Total assets	$414,425	$404,641	$404,641	$404,641	$404,641

Liabilities
Current liabilities:
Current portion of Marfin revolving facility	$—	$2,634	$18,000	$18,000	$18,000
Other current liabilities	30,461	30,461	30,461	30,461	30,461

Total current liabilities	30,461	33,095	48,461	48,461	48,461
Noncurrent liabilities:
Long-term portion of Marfin revolving facility	—	10,162	17,376	39,956	51,247
Other noncurrent liabilities	155,281	155,281	155,281	155,281	155,281

Total liabilities	185,742	198,538	221,118	243,698	254,989
Common stock subject to possible redemption	—	—	—	—	—
Stockholders’ equity	228,683	206,103	183,523	160,943	149,652

Total liabilities and stockholders’ equity	$414,425	$404,641	$404,641	$404,641	$404,641

111

CAPITALIZATION OF SEANERGY MARITIME CORP.

The following table sets forth the capitalization of Seanergy Maritime Corp. as of March 31, 2008:

•	on an actual basis;

•	on an as adjusted basis giving effect to the vessel acquisition.

•	on an as further adjusted basis giving effect to the Business Combination, and the redemption of 8,084,999 common shares subject to possible redemption, and the acquisition financing.

There have been no significant adjustments to Seanergy Maritime Corp.’s capitalization since March 31, 2008, as so adjusted. You should read this capitalization table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the financial statements and related notes, and the unaudited pro forma condensed combined financial statements and related notes, all appearing elsewhere in this joint proxy statement/prospectus.

	As of March 31,
	2008
	(In thousands)
			As Further
	Actual	As Adjusted	Adjusted

Debt:
Secured convertible loans payable to Restis Family	$—	$28,250	$28,250
Long-term revolving financing, including current portion of $18,000	—	—	69,247
Long-term acquisition financing, including current portion of $30,000	—	157,031	157,031

Total debt	—	185,281	254,528

Common stock subject to possible redemption	80,850	—	—

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued
Common stock, $0.0001 par value, authorized — 89,000,000 shares; issued and outstanding — 28,600,000 shares, inclusive of shares subject to possible redemption actual, 28,600,000 shares, as adjusted, and 20,515.001 shares, as further adjusted	3	3	2
Additional paid-in capital	146,925	227,775	148,745
Retained earnings	2,536	2,536	2,536
Shareholder distributions	(1,631)	(1,631)	(1,631)

Total stockholders’ equity	147,833	228,683	149,652
Total capitalization	$228,683	$413,964	$404,180

SEANERGY MANAGEMENT AND OPERATIONS AFTER THE BUSINESS COMBINATION

General

Seanergy was formed on August 15, 2006 under the laws of the Republic of the Marshall Islands and has its principal offices located in Athens, Greece. Upon consummation of its proposed business combination, Seanergy will provide global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.

112

Seanergy’s Fleet

Upon delivery of the vessels by the Sellers, Seanergy will own and operate six dry bulk carriers, including a newly built vessel and one vessel currently under construction, that will transport a variety of dry bulk commodities. After the initial closing, Seanergy will be a holding company that will own its vessels through separate wholly owned subsidiaries. The following table provides summary information about Seanergy’s fleet, once delivered:

						Term of	Daily Time
				Year	Purchase	Time Charter	Charter Hire
Vessel(1)	Vessel-Owning Subsidiary(2)	Type	Dwt	Built	Price(3)	Party	Rate(3)(4)

African Oryx	Cynthera Navigation Ltd.	Handysize	24,110	1997	$44,080,750	1 year	$30,000
African Zebra	Waldeck Maritime Co.	Handysize	38,632	1985	34,500,000	1 year	$36,000
Bremen Max	Martinique International Corp.	Panamax	73,503	1993	70,350,000	1 year	$65,000
Hamburg Max	Harbour Business International Corp.	Panamax	73,498	1994	74,350,000	1 year	$65,000
Davakis G. (ex. Hull No. KA215)	Amazons Management Inc.	Supramax	54,000	2008	88,500,000	1 year	$60,000
Hull No. KA216	Lagoon Shipholding Ltd.	Supramax	54,000	2008	83,500,000	1 year	$60,000
Total			317,743		$395,280,750

(1)	Each vessel is currently registered in the Bahamas except the M/V Bremen Max and Hamburg Max, which are registered in the Isle of Man. Seanergy plans to retain the existing countries of registration for each vessel.

(2)	These are the vessel-owning subsidiaries that will own and operate the vessels after the initial closing date.

(3)	Based on the purchase price set forth in the respective MOAs for such vessel.

(4)	Daily time charter rate represent the hire rates that South African Marine Corporation S.A. has agreed to charter the Vessels from Seanergy Buyer’s vessel-owning subsidiaries with effect from the delivery of each of those Vessels thereto.

(5)	All charter hire rates are inclusive of a commission of 1.25% payable to Safbulk, as commercial broker, and 2.5% address commission payable to South African Marine Corporation S.A., as charterer.

The global dry bulk carrier fleet is divided into three categories based on a vessel’s carrying capacity. These categories are:

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. As the availability of capesize vessels has dwindled, panamaxes have also been used to haul iron ore cargoes.

•	Supramax. Supramax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can therefore be used in a wide variety of bulk and neobulk trades, such as steel products.

•	Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

113

Management of the Fleet

Seanergy will initially have only three employees, Mr. Dale Ploughman, its chief executive officer, Mr. Alexios Komninos, its chief financial officer and Ioannis Tsigkounakis its secretary. After the initial closing, Seanergy will employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of its activities.

Seanergy will outsource the management and commercial brokerage of its fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of its fleet has been contracted out to Safbulk and the management of its fleet has been contracted out to EST.

Brokerage Agreement

Under the terms of the Brokerage Agreement entered into by Safbulk, as exclusive commercial broker, with Seanergy Management Corp. Safbulk will provide commercial brokerage services to Seanergy’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management Corp., a wholly owned subsidiary of Seanergy Buyer that oversees the provision of certain services to the Seanergy group of vessel-owning subsidiaries. Safbulk will be entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Safbulk, the Sellers and the Investors are affiliates of members of the Restis family. The Restis family has been engaged in the international shipping industry for more than 40 years, including the ownership and operation of more than 60 vessels in various segments of the shipping industry, including cargo and chartering interests. The separate businesses controlled by members of the Restis family, when taken together, comprise one of the largest independent shipowning and management groups in the dry bulk sector of the shipping industry. Through our separate agreements with affiliates of members of the Restis family in respect of the management and chartering of the vessels in our initial fleet upon their delivery to us, we expect to benefit from their extensive industry experience and established relationships. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers.

Under the terms of the Master Agreement, the Sellers agreed to procure charters for all of the six vessels in Seanergy’s initial fleet. All of such vessels will be chartered to South African Marine Corporation S.A., an affiliate of members of the Restis family.

Prospectively, Seanergy intends to employ its vessels under time charters and in the spot market. A vessel trading in the spot market may be employed under a voyage charter or a time charter of short duration, generally less than three months. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. A voyage charter is a contract to carry a specific cargo for a per ton carry amount. Under voyage charters, Seanergy would pay voyage expenses such as port, canal and fuel costs. Under time charters, the charterer pays these voyage expenses. Under both types of charters, Seanergy will pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Seanergy will also be responsible for each vessel’s intermediate drydocking and special survey costs. Alternatively, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses.

Vessels operating on time charter provide more predictable cash flows, but can yield lower profit margins, than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable Seanergy to increase profit margins during periods of increasing dry bulk rates. However, Seanergy would then be exposed to the risk of declining dry bulk rates, which may be higher or lower than the rates at which Seanergy chartered its vessels. Seanergy will constantly evaluate opportunities for time charters, but only expects to enter into additional time charters if it can obtain contract terms that satisfy its criteria.

114

Management Agreement

Under the terms of the Management Agreement entered into by EST, as manager of all vessels to be owned by Seanergy’s subsidiaries with Seanergy Management Corp. EST will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Seanergy, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.

Under the terms of the Management Agreement, EST will be entitled to receive a daily fee of Euro 416.00 per vessel until December 21, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance, with the first payment due on the initial closing date. All subsequent payments shall be due on the first business day of each following month.

EST is also an affiliate of members of the Restis family. EST has been in business for over 34 years and manages approximately 95 vessels (inclusive of new vessel build supervision), including the fleet of vessels of affiliates of members of the Restis family. As with Safbulk, we believe that EST has achieved a strong reputation in the international shipping industry for efficiency and reliability and has achieved economies of scale that should result in the cost effective operation of our vessels.

The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Shipping Committee

We have established, and caused our wholly owned subsidiary, Seanergy Buyer, to establish, a shipping committee. The purpose of each shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, each of our board of directors and Seanergy Buyer’s board of directors has delegated all such matters to the respective shipping committees. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committees but instead shall be considered by the entire applicable board of directors. Each shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and the bylaws of Seanergy Buyer, two of the directors are appointed by the Investors and one of the directors is appointed by the Insiders. The initial members of both shipping committees are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Investor appointees, and Mr. Elias Culucundis, who is the Insider appointee. Any vacancies on the shipping committees will be filled by the party that made the appointment of the person whose resignation or removal caused the vacancy.

Distinguishing Factors and Business Strategy

The international dry bulk shipping industry is highly fragmented and is comprised of approximately 6,300 ocean-going vessels of tonnage size greater than 10,000 dwt which are owned by approximately 1,500 companies. Seanergy has not identified any particular companies that would be its direct competitors. It has however, identified the following factors that will distinguish it in the dry bulk shipping industry following the vessel acquisition.

Extensive Industry Visibility.  Seanergy’s management and directors have extensive shipping and public company experience as well as relationships in the shipping industry and with charterers in the coal, steel and iron ore industries. Seanergy intends to capitalize on these relationships and contacts to gain market intelligence, source sale and purchase opportunities and identify chartering opportunities with leading charterers in these core commodities industries, many of whom consider the reputation of a vessel owner and operator when entering into time charters.

Established Customer Relationships.  Seanergy believes that its directors and management team have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses

115

around the world. Seanergy believes that its directors and management team have maintained relationships with, and have achieved acceptance by, major national and private industrial users, commodity producers and traders.

Experienced and Dedicated Management Team.  Seanergy believes that the members of its management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions. Additionally, Seanergy’s management team comes equipped with extensive public company experience and with a successful track record of creating shareholder value. All of our officers intend to dedicate the necessary amount of time and effort to fulfill their obligations to Seanergy and its shareholders.

Highly efficient operations.  Seanergy believes that its directors’ and executive officers’ long experience in third-party technical management of dry bulk carriers will enable Seanergy to establish cost-efficient operations. Seanergy intends to actively monitor and control vessel operating expenses while maintaining the high quality of its fleet through regular inspections, comprehensive planned maintenance systems and preventive maintenance programs and by retaining and training qualified crew members.

Balanced Chartering Strategies.  All of Seanergy’s vessels will initially be under medium-term charters with terms of one year and provide for fixed semi monthly payments in advance which Seanergy expects to commence immediately upon their delivery to Seanergy. Seanergy believes that these charters will provide it with high fleet utilization and stable revenues. Seanergy may in the future pursue other market opportunities for its vessels to capitalize on favorable market conditions, including entering into short term time and voyage charters, pool arrangements or bareboat charters.

Focused Fleet Profile.  Seanergy initially intends to focus on the medium size segments of the dry bulk sector such as Panamax, Supramax and Handysize dry bulk carriers. However, it may consider dry bulk carriers of other sizes if the market conditions and other financial considerations make the acquisition of such vessel sizes attractive. Furthermore, Seanergy’s targeted fleet profile will enable it to serve its customers in both major and minor bulk trades. Seanergy’s vessels will be able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries. Seanergy’s dry bulk carriers can carry coal and iron ore for energy and steel production as well as grain and steel products, fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other cargoes. Seanergy’s fleet will include sister ships. Operating sister and similar ships will provide Seanergy with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. Seanergy believes that operating sister ships will allow it to maintain lower operating costs and streamline its operations.

High Quality Fleet.  Seanergy believes that its ability to maintain and increase its customer base will depend largely on the quality and performance of its fleet. Seanergy believes that owning a high quality fleet reduces operating costs, improves safety and provides it with a competitive advantage in obtaining employment for its vessels. Seanergy will carry out regular inspections and maintenance of its fleet in order to maintain its high quality.

Fleet Growth Potential.  As part of the negotiated transaction, Seanergy has secured the right of first refusal to acquire two additional vessels from affiliates of members of the Restis family on or prior to the second anniversary of the initial closing. Furthermore, Seanergy intends to acquire additional dry bulk carriers or enter into new vessel construction contracts through timely and selective acquisitions of vessels in a manner that it determines would be accretive to cash flow. Seanergy anticipates that there may be a period of consolidation as it becomes an operating company following the business combination and, it has not identified any expansion opportunities. Accordingly, the timing and terms of any such expansion are uncertain. Seanergy expects to fund acquisitions of additional vessels using amounts borrowed under the credit facility, future borrowings under other agreements as well as with gross proceeds of up to $150,000,000 and use of any free cash from the possible exercise of warrants or through other sources of debt and equity.

Pay quarterly dividends.  Seanergy Buyer anticipates paying dividends in the amount of $1.20 per share on a quarterly basis during the one-year period, commencing with the second full quarter following the initial closing of the vessel acquisition. The founding shareholders have agreed for such one year period to subordinate their rights to receive dividends with respect to the 5,500,000 founding shares to the rights of Seanergy public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments. The declaration and

116

payment of any dividend is subject to the discretion of our and Seanergy Buyer’s boards of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

Directors and Executive Officers

Set forth below are the names, ages and positions of Seanergy’s current directors, and executive officers:

Name	Age	Position

Georgios Koutsolioutsos	39	Chairman of the Board of Directors
Dale Ploughman	60	Chief Executive Officer and Director
Alexios Komninos	42	Chief Financial Officer and Director
Ioannis Tsigkounakis	42	Secretary and Director
Elias M. Culucundis	65	Director
Kostas Koutsoubelis	53	Director

Our board of directors is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year, beginning at the third annual meeting. The term of office of the Class A directors, consisting of Elias Culucundis will expire at our third annual meeting of shareholders. The term of office of the Class B directors, consisting of Alexios Komninos, Ioannis Tsigkounakis and Dale Ploughman will expire at the fourth annual meeting. The term of office of the Class C directors, consisting of George Koutsolioutsos and Kostas Koutsoubelis, will expire at the fifth annual meeting. These same individuals serve as officers and directors of Seanergy Buyer. Seanergy Buyer’s board of directors is also divided into three classes with one class of directors elected each year commencing at the third annual meeting.

Georgios Koutsolioutsos has served as sole Chairman of our board of directors since May 20, 2008. From our inception to May 19, 2008, Mr. Koutsolioutsos served as our president and co-chairman of the board of directors. Mr. Koutsolioutsos has significant experience in the management and operations of public companies. He began his career at Folli Follie S.A. (ATSE: FOLLI), in 1992. Folli Follie is an international company with a multinational luxury goods brand and over three hundred points of sale (POS). Mr. Koutsolioutsos, who is currently the vice-president and an executive member of the board of directors, has assisted with the growth of Folli Follie S.A. to a market capitalization of over $1.1 billion with revenues of over $500 million in 2006. Additionally, in 1997, Folli Follie S.A. was listed on the Athens Stock Exchange following an initial public offering conducted under his management. Mr. Koutsolioutsos also has extensive knowledge of business operations in the Asian markets where, for more than a decade, Folli Follie has had a presence. Furthermore, since 2002, Folli Follie was among the first companies in mainland China to obtain a full retail license. In 1999, Mr. Koutsolioutsos became a member of the board of directors of Hellenic Duty Free Shops S.A. (“HDFS” (ATSE: HDF)) and subsequently, as of May 2006, became the chairman of the board of directors. HDFS is the exclusive duty-free operator in Greece, one of the top fifteen duty-free operators worldwide and has a market capitalization of approximately $1 billion. In 2003, Mr. Koutsolioutsos was awarded Manager of the Year in Greece. Mr. Georgios Koutsolioutsos received his B.Sc. in business and marketing from the University of Hartford, Connecticut, USA. He is fluent in five languages.

Dale Ploughman has served as a member of our board of directors and our chief executive officer since May 20, 2008. He has over 43 years of shipping industry experience. Since 1999, Mr. Ploughman has been the chairman of South African Marine Corporation (Pty) Ltd., a drybulk shipping company based in South Africa and affiliate to members of the Restis family, and the chairman of the Bahamas Ship Owners Association. In addition, Mr. Ploughman has served as president, chief executive officer and a director of Golden Energy Marine Corp. since February 2005. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc. was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a

117

shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master’s level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

Alexios Komninos has been our chief financial officer and a member of our board of directors since our inception. Since 1991, he has been a major shareholder and chief operating officer of N. Komninos Securities SA, one of the oldest members of the Athens Stock Exchange and member of the Athens Derivatives Exchange, with total revenues of approximately $40 million in 2006. Mr. Komninos has extensive experience with respect to the review and assessment of companies’ financial positions as well as experience with respect to analysis of potential acquisitions. He has been involved in more than twenty successful initial public offerings and secondary offerings of companies listed on the Athens Stock Exchange, including Rokkas Energy S.A. (ATSE: ROKKA), a windmill parks company, Folli Follie S.A. (ATSE: FOLLI), a luxury goods company, Flexopack S.A. (ATSE: FLEXO), a packaging company, Eurobrokers S.A. (ATSE: EUBRK), an insurance broking company, and Edrasi S.A. (ATSE: EDRA), a specialized construction company. Mr. Komninos is primarily engaged in the business of securities portfolio management and currently manages a portfolio exceeding $450 million. Throughout 2004 and 2005, he was a financial adviser to Capital Maritime & Trading Corp., a holding company with revenues of approximately $188 million in 2004. Mr. Komninos also advises numerous other public companies in Greece on capital restructuring, mergers and acquisitions and buy-out projects. Mr. Komninos received his B.Sc. in economics from the University of Sussex in the United Kingdom and his M.Sc. in Shipping Trade and Finance from the City University Business School in London.

Ioannis Tsigkounakis has been our secretary and a member of our board of directors since our inception. Since 1992, he has been a practicing lawyer specializing in Shipping and Capital Markets law. In that capacity he has gained significant experience with respect to the negotiation of acquisitions and in all aspects of legal due diligence. In 1994, he joined the law firm of Vgenopoulos and Partners, one of the largest international practice firms in Greece. Mr. Tsigkounakis advises Greek issuers, brokers, investment firms and banking institutions on capital markets and investment banking matters. He has been involved in capital finance transactions, mergers and acquisitions, take-overs and buy-outs, both in Greece and abroad, including: (i) the acquisition through the Athens Exchange of a controlling interest in Proton Bank of Greece by IRF European Finance Investments Ltd., in May 2006, a company listed on the Alternative Investment Market of the London Stock Exchange (AIM), (ii) the public tender offer made by Laiki Bank Public Co. Ltd. of Cyprus to Egnatia Bank and Marfin Holdings of Greece, in September 2006, (iii) the acquisition of Links of London Ltd., in July 2006, and (iv) the issuance of a bond loan by HSBC, Alfa Bank, Piraeus Bank, BNP Paribas and National Bank of Greece, of $280 million for Folli Follie S.A., in June 2006. Since 2002, he has been a member of the board of directors of Aspropirgos Maritime Ltd., a company that owns a crude oil tanker owning and is a subsidiary of Paradise Tankers Corp., a large tanker carrier group with 2006 revenues of approximately $48 million. Between 2003 and 2004, he was also a non-executive member of the board of directors of Marfin Bank Private Fund, a fund with $225 million under management. He is currently an executive member of the board of directors of Hellenic Duty Free Shops, a company listed on the Athens Exchange (ATSE: HDF). Mr. Tsigkounakis received his law degree from the National University of Athens and a master’s degree (DEA) in International and Banking Law from the University of Pantheon, Sorbonne I, France. Since 2005, he has been a member of the Greek Legal Society of Banking and Capital Markets Law.

Elias M. Culucundis has been a member of our board of directors since our inception. Mr. Culucundis has experience in the negotiation of acquisitions, as well as the oversight of due diligence. Since 2002, Mr. Culucundis has been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects the value of which exceeded $100 million as of the end of 2006. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers with revenues of approximately $180 million, in 2006. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company instrumental in opening the Chinese shipbuilding market to Greek shipping. Point Clear Navigation Agency Ltd. aided in technically and commercially structuring the first panamax bulk carrier and the first panamax tanker to be built in Shanghai, China that subsequently became the prototype for over 50 subsequent orders for Greek shipping. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company

118

engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of panamax, aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. was a pioneer in FPSO (Floating Production, Storage and Offloading vessel, “FPSO”) design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSO’s were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Kostas Koutsoubelis has been a member of our board of directors since May 20, 2008. Mr. Kostas Koutsoubelis is the group financial director of the Restis group of companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of the directors of the following public listed companies Freeseas Inc., Hellenic Seaways S.A., FG Europe, Imperio Argo Group A.M.E., IMAKO Media S.A., as well as in First Business Bank, South African Marine Corp. and Swissmarine Corporation Ltd. Mr. Koutsoubelis is also the vice president and treasurer of FreeSeas. Before joining the Restis group he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company as financial director. In the past he has also served as director in Egnatia Securities S.A., a stock exchange company and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club — Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.

Voting Agreement

Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors is required to consist of seven persons and upon the earlier of the initial closing or September 30, 2008, our board of directors is required to consist of 13 persons. Initially, the Investors and the Original Founders, Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis, have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) three people named by the Investors to be elected to our board of directors, (ii) three people named by the Original Founders to be elected to our board of directors, and (iii) one person jointly selected by the Investors and the Original Founders to be elected to our board of directors. Upon the earlier of the initial closing or September 30, 2008 and continuing until May 20, 2010, the Investors, on the one hand, and the Original Founders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Investors to be elected to our board of directors, (ii) six people named by the Original Founders to be elected to our board of directors, and (iii) one person jointly selected by the Investors and the Original Founders to be elected to our board of directors.

The six members of our board of directors designated by each of the Investors and the Original Founders will be divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by the Investors will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.

Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Investors pursuant to the Voting Agreement. Because each of Messrs. Ploughman and Koutsoubelis was appointed by the Investors, and are employed by affiliates of the Investors in other vessel-owning ventures, the Investors are in a position to exert influence over such individuals in their capacities as directors of Seanergy. Accordingly, these board members may have certain financial motivations to consummate a business combination and may have a conflict of interest in determining whether a particular target acquisition is appropriate to effect a business combination.

119

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

The parties to the Voting Agreement have also agreed to appoint and remove directors and fill board vacancies of Seanergy Buyer in a similar manner to us.

With respect to our officers and the officers of Seanergy Buyer, the parties agreed that Dale Ploughman and Georgios Koutsolioutsos would serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Investors shall have the right to appoint his replacement.

There are no family relationships between or among either Mr. Ploughman and Mr. Koutsoubelis and any executive officer or director of Seanergy.

Board Committees

Our board of directors has an audit committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of the audit and nominating committees, and will be adopting a charter for the shipping committee. The compensation of our directors and officers are determined by a majority of our independent directors in accordance with Section 805 of the American Stock Exchange Company Guide.

Audit Committee

Our audit committee consists of Elias M. Culucundis who is an independent director and is financially literate under the current listing standards of the American Stock Exchange. We intend to locate and appoint such additional members to the audit committee as are necessary in order to comply with all applicable requirements.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the rules of the American Stock Exchange and the SEC). The audit committee is responsible for meeting with our independent registered public accounting firm regarding, among other matters, audits and adequacy of our accounting and control systems.

Nominating Committee

Our nominating committee consists of Elias M. Culucundis who is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, in conjunction with the terms of the Voting Agreement. We intend to locate and appoint such additional members to the nominating committee as are necessary in order to comply with all applicable requirements.

Shipping Committee

We have established, and caused our wholly owned subsidiary, Seanergy Buyer, to establish, a shipping committee. The purpose of each shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, each of our board of directors and Seanergy Buyer’s board of directors has delegated all such matters to the respective shipping committees. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committees but instead shall be considered by the entire applicable board of directors. Each shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and the bylaws of Seanergy Buyer, two of the directors are appointed by the Investors and one of the directors is appointed by the Original Founders. The initial members of both shipping committees are Dale Ploughman and Kostas Koutsoubelis, who are the Investor appointees, and Elias Culucundis, who is the Original Founders appointee. Any vacancies on the shipping committees will be filled by the party that made the appointment of the person whose resignation or removal caused the vacancy.

120

In order to assure the continued existence of the shipping committee, our board of directors and the board of Seanergy Buyer have agreed that the shipping committees may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of the applicable board of directors. In addition, the duties and powers of Seanergy Buyer’s chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy Buyer owns in its subsidiaries. The purpose of this provision is to ensure that Seanergy Buyer will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committees. In addition to these agreements, Seanergy Buyer has amended certain provisions in its articles of incorporation and bylaws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the applicable shipping committee.

Director Independence

Our securities are listed on the American Stock Exchange. We have evaluated whether our directors are “independent directors” within the meaning of the rules of the American Stock Exchange. Such rules provide generally that a director will not qualify as an “independent director” unless the board of directors of the listed company affirmatively determines that the director has no material relationship with the listed company that would interfere with the exercise of independent judgment. In addition, such rules generally provide that a director will not qualify as an “independent director” if: (i) the director is, or in the past three years has been, employed by the listed company; (ii) the director has an immediate family member who is, or in the past three years has been, an executive officer of the listed company; (iii) the director or a member of the director’s immediate family has received payments from the listed company of more than $60,000 during the current or any of the past three years, other than for (among other things) service as a director and payments arising solely from investments in securities of the listed company; (iv) the director or a member of the director’s immediate family is a current partner of the independent auditors of the listed company or is, or in the past three years, has been, employed by such auditors in a professional capacity and worked on the audit of the listed company; (v) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of the executive officers of the listed company serves on the compensation committee; or (vi) the director or a member of the director’s immediate family is a partner in, or a controlling shareholder or an executive officer of, an entity that makes payments to or receive payments from the listed company in an amount which, in any fiscal year during the past three years, exceeds the greater of $200,000 or 5% of the other entity’s consolidated gross revenues.

Our board of directors has determined that a majority of our directors are not “independent directors” within the meaning of such rules; however, we are actively seeking additional directors and intend to identify and appoint additional independent directors prior to September 30, 2008 so that we are in compliance with such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Our bylaws provide that transactions must be approved by a majority of our independent and disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).

Code of Conduct and Ethics

Effective September 24, 2007, we adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and the rules of the American Stock Exchange.

Compensation of Directors and Executive Officers

For the period ended December 31, 2007, no executives of Seanergy received any compensation from Seanergy.

Our compensation policies with respect to our directors and executive officers are established, administered and the subject of periodic review by our independent directors in accordance with Section 805 of the American Stock Exchange Company Guide.

121

Properties

Seanergy expects to lease office space in Athens, Greece.

Competition

Seanergy will operate in markets that are highly competitive and based primarily on supply and demand. Seanergy will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk will negotiate the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. Seanergy will compete primarily with other owners of dry bulk carriers in the Panamax, Supramax and Handysize sectors. Ownership of dry bulk carriers is highly fragmented and is divided among state controlled and independent bulk carrier owners.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of Seanergy’s vessels. The vessels will be subject to international conventions, national, state and local laws and regulations in force in the countries in which Seanergy’s vessels may operate or are registered.

A variety of governmental and private entities will subject Seanergy’s vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities will require Seanergy to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could cause Seanergy to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Seanergy believes that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Seanergy will be required to maintain operating standards for all of its vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with United States and international regulations. Seanergy believes that the operation of its vessels will be in substantial compliance with applicable environmental laws and regulations applicable to Seanergy.

International Maritime Organization

The IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Seanergy’s fleet has conformed to the Annex VI regulations. In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards. The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are formally adopted and implemented, Seanergy may incur costs to comply with the proposed standards. Additional or new conventions, laws and regulations may also be adopted that could adversely affect Seanergy’s ability to operate its vessels.

The operation of Seanergy’s vessels will also be affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or

122

management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of Seanergy’s vessels is expected to be ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

OPA previously limited the liability of responsible parties for dry bulk vessels to the greater of $600 per gross ton or $0.5 million (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties for dry bulk vessels to the greater of $950 per gross ton or $0.8 million. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Seanergy expects to maintain for each of its vessel’s pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed its insurance coverage, it could have a material adverse effect on Seanergy’s financial condition and results of operations.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. The U.S. Coast Guard recently proposed amendments to its financial responsibility regulations that would increase the required amount of evidence of financial responsibility to reflect the higher limits on liability imposed by the 2006 amendments to OPA, as described above.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. Seanergy intends to comply in the future with all applicable state regulations in the ports where its vessels call.

The United States Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA.

Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that the EPA exceeded its authority in creating an exemption for ballast water. On

123

September 18, 2006, the court issued an order invalidating the blanket exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by the EPA or face penalties. Although the EPA has appealed this decision to the Ninth Circuit Court of Appeals, the outcome of this litigation cannot be predicted. If the District Court’s order is ultimately upheld, Seanergy will incur certain costs to obtain CWA permits for its vessels and meet any treatment requirements.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority. In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective in November 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.615181 SDR per U.S. dollar on April 29, 2008. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. Seanergy believes that its protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U.S. Coast Guard adopted regulations under NISA, which became effective in August 2004, that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of

124

ballast water management have been recently introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted into law.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 31, 2008, the BWM Convention has been adopted by thirteen states, representing 3.6% of world tonnage.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives by United States authorities intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facility Security Code or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Seanergy’s vessels will be in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. Seanergy does not believe these additional requirements will have a material financial impact on its operations.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Seanergy’s vessels are expected to be classed with a classification society that is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Seanergy’s vessels are expected to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. The following table sets forth

125

information regarding the next scheduled drydock for the existing vessels in the fleet and the estimated cost for each next scheduled drydock.

Vessel	Next Schedule Dry Dock	Estimated Cost

African Oryx	October 2010	TBD
African Zebra	February 2009	$800,000 - $900,000
Bremen Max	May 2011	TBD
Hamburg Max	February 2009	$1,100,000 - $1,200,000

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on its financial condition and results of operations.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Seanergy’s vessels are expected to be certified as being “in class” by a classification society that is a member of the International Association of Classification Societies.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Seanergy believes that its expected insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that it will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

Seanergy expects to obtain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts of approximately $100,000 to $125,000.

Seanergy will arrange, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Seanergy will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance. Seanergy expects to maintain delay cover insurance for certain of its vessels. Delay cover insurance covers business interruptions that result in the loss of use of a vessel.

126

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, which will cover Seanergy’s third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Seanergy’s protection and indemnity insurance coverage for pollution is expected to be $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each of Seanergy’s vessels will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $7.0 million of every claim. In every claim the amount in excess of $7.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of “overspill” calls. As a member of a P&I Association, which is a member of the International Group, Seanergy will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Costs (ETC) and the amount of the final installment of the ETC varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETC is insufficient to cover amounts paid out by the club.

Legal Proceedings

Seanergy is not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on its financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Seanergy’s shares.

DIVIDEND POLICY OF SEANERGY BUYER

Seanergy Buyer anticipates paying dividends in the aggregate amount of $1.20 per share on a quarterly basis during the one-year period, commencing with the second full quarter following the initial closing of the vessel acquisition. The founding shareholders have agreed for such one year period to subordinate their rights to receive dividends with respect to the 5,500,000 founding shares to the rights of Seanergy public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments. The declaration and payment of any dividend is subject to the discretion of our and Seanergy Buyer’s boards of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

The payment of dividends following the vessel acquisition will be in the discretion of Seanergy Buyer’s board of directors and will depend on market conditions and Seanergy Buyer’s business strategy in any given period. The timing and amount of dividend payments will be dependent upon Seanergy Buyer’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its credit facility, the provisions of

127

Marshall Islands law affecting the payment of distributions to stockholders and other factors. Seanergy Buyer’s ability to pay dividends will be limited by the amount of cash it can generate from operations, primarily the charter hire, net of commissions, received by Seanergy Buyer under the charters for its vessels during the preceding calendar quarter, less expenses for that quarter, consisting primarily of vessel operating expenses (including management fees), general and administrative expenses, debt service, maintenance expenses and the establishment of any reserves as well as additional factors unrelated to its profitability. These reserves may cover, among other things, future dry-docking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

Because Seanergy Buyer is a holding company with no material assets other than the shares of its subsidiaries which will directly own the vessels in Seanergy Buyer’s fleet, Seanergy Buyer’s ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to Seanergy Buyer. Seanergy Buyer cannot assure you that, after the expiration or earlier termination of its charters, Seanergy Buyer will have any sources of income from which dividends may be paid. If there is a substantial decline in the charter market, this would negatively affect Seanergy Buyer’s earnings and limit its ability to pay dividends. In particular, Seanergy Buyer’s ability to pay dividends is subject to its ability to satisfy certain financial covenants that may be contained in the credit facility that Seanergy Buyer expects to enter into.

STATEMENT OF FORECASTED RESULTS OF OPERATIONS AND CASH AVAILABLE FOR
DIVIDENDS, RESERVES AND EXTRAORDINARY EXPENSES

All of the information set forth below is for illustrative purposes only. The underlying assumptions may prove to be incorrect. Actual results will almost certainly differ, and the variations may be material. The information set forth below has not been prepared in accordance with United States generally accepted accounting principles. Seanergy may have materially lower revenues, set aside substantial reserves or incur a material amount of extraordinary expenses. You should not assume or conclude that we will pay any dividends in any period.

Seanergy does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Seanergy has prepared the prospective financial information set forth below to present the forecasted cash available for dividends, reserves, and extraordinary expenses during Seanergy’s first full operating year. These financial forecasts have been prepared by the management of Seanergy and Seanergy has not received an opinion or any other form of assurance on it from any independent registered public accounting firm and the forecast has not been prepared in accordance with generally accepted accounting principles. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If Seanergy does not achieve the forecasted results, Seanergy may not be able to operate profitably, successfully implement its business strategy to expand its fleet or pay dividends to its stockholders in which event the market price of Seanergy’s common shares may decline materially. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on the prospective financial information.

You should not rely upon this prospective financial information as necessarily indicative of Seanergy’s future results and we caution you not to place undue reliance on this forecasted financial information. Neither Seanergy’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Seanergy Buyer anticipates paying dividends in the amount of $1.20 per share on a quarterly basis during the one-year period following, commencing with the second full quarter following the vessel acquisition. The founding shareholders have agreed for such one year period to subordinate their rights to receive dividends with respect to the 5,500,000 founding shares to the rights of Seanergy public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments. The declaration and payment of any dividend is subject to the discretion of our and Seanergy Buyer’s boards of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion,

128

restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

Seanergy intends to source the aforesaid dividend payments from Seanergy’s revenues from vessel operations. Seanergy has prepared the forecasted financial information to present the cash that it expects to have available by the end of the first year following the consummation of the Business Combination, which is referred to herein as Seanergy’s first full operating year, for:

•	dividends;

•	expenses and reserves for vessel upgrades, repairs and drydocking;

•	expenses and reserves for further vessel acquisitions;

•	principal payments on the new credit facility;

•	reserves required by lenders under Seanergy’s loan agreements; and

•	reserves as Seanergy’s board of directors may from time to time determine are required for contingent and other liabilities and general corporate purposes.

Seanergy calls these items “dividends, reserves and extraordinary expenses.”

The actual results achieved during Seanergy’s first full operating year will vary from those set forth in the forecasted financial information, and those variations may be material. In addition, investors should not assume that the forecasted available cash for Seanergy’s first full operating year may be extrapolated to any other period. As disclosed under “Risk Factors,” Seanergy’s business and operations are subject to substantial risks which increase the uncertainty inherent in the forecasted financial information. Many of the factors disclosed under “Risk Factors” could cause actual results to differ materially from those expressed in the forecasted financial information. The forecasted financial information assumes the successful implementation of Seanergy’s business strategy. No assurance can be given that Seanergy’s business strategy will be effective or that the benefits of Seanergy’s business strategy will be realized during its first full operating year, if ever.

The forecasted financial information should be read together with the information contained in “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Seanergy” Management Discussion and Analysis of Financial Condition and Results of Operations for the Vessels, Seanergy’s financial statements and the financial statements of the Sellers contained herein.

The following table contains information based on assumptions regarding the fleet and the charter rates earned by the vessels during the first full year of Seanergy’s operations. As of the date of this joint proxy statement/prospectus, all of the vessels in the fleet are committed under time charter agreements with South African Marine Corporation.

Under the charter parties, the vessel owner is responsible for paying operating costs. The charterers, in addition to the daily charter hire, are generally responsible for the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods), port charges, costs related to towage, pilotage, mooring expenses at loading and discharging facilities and certain operating expenses. The charterers are not obligated to pay the applicable vessel owner charterhire for off-hire days, which include days a vessel is out-of-service due to, among other things, repairs or drydockings. Under the time charter agreements, the vessel owner is generally required, among other things, to keep the related vessels seaworthy, to crew and maintain the vessels and to comply with applicable regulations. The vessel owners are also required to maintain protection and indemnity, hull and machinery, war risk and oil pollution insurance coverage.

The charter rates provided in the following table are based on these charters. However there can be no assurance that each of Seanergy’s charterers will fully perform under the respective charters or that Seanergy will

129

actually receive the amounts anticipated. As a result, there can be no assurance that the vessels in the fleet will earn daily charter rates during Seanergy’s first full year of operations that are equal to those provided in the table below.

	Charter Rate	Charter
Vessel	($ per Day)	Commission(1)

African Oryx	$30,000	3.75%
African Zebra	$36,000	3.75%
Davakis G (ex. Hull No. KA215¥)	$60,000	3.75%
Domestic Trade Ministry, Kouan Shipbuilding, Industry Co. Hull No. KA216	$60,000	3.75%
Bremen Max	$65,000	3.75%
Hamburg Max	$65,000	3.75%

(1)	Represents Seanergy’s agreed upon charter commissions of 1.25% payable to Safbulk, as commercial broker, and 2.5% address commission payable to South African Marine Corporation S.A.

We expect that Seanergy’s expenses during the first full operating year will consist of:

•	Interest expense on Seanergy’s credit facility (term loan and revolving credit line) and promissory note of $6,578,813. Seanergy has assumed that:

•	Seanergy will draw-down $157,030,750 of its term loan facility and $0 of its revolving credit line at the closing of the vessel acquisition. Seanergy will make quarterly principal payments on the term loan facility in the amount of $7,500,000 and quarterly principal payments on the revolving credit line in the amount of $0;

•	For presentation purposes, LIBOR is expected to remain constant at 2.48% during Seanergy’s first full operating year;

•	The margin on the credit facility will be 1.50% per annum (to be increased to 1.75% subject to total assets to total liabilities ratio below 165.0% to be tested quarterly) and the margin on the revolving credit line will be 2.25% for drawn down portions of the revolving credit line. For portions of the revolving credit line that have not been drawn, a fee of 0.25% will be applied;

•	The promissory note of $28,250,000 will bear interest at a rate of LIBOR;

Based on these assumptions, Seanergy will have gross interest expense of $5,653,215 on the term loan facility, $225,000 on the revolving credit line and $700,600 on the promissory note in its first full operating year.

•	General and administrative expenses including directors’ fees, office rent, travel, communications, insurance, legal, auditing and investor relations, professional expenses, which Seanergy expects will equal $3,500,000.

Seanergy does not expect to incur ordinary cash expenses other than those listed above, which Seanergy calls its ordinary cash expenses. Seanergy may, however, have unanticipated extraordinary cash expenses, which could include major vessel repairs and drydocking costs that are not covered by its management agreements, vessel upgrades or modifications that are required by new laws or regulations, other capital improvements, costs of claims and related litigation expenses or contingent liabilities.

Seanergy will generate all its revenue in U.S. dollars but Seanergy will incur certain vessel operating and general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, which would result in a decrease in Seanergy’s net income.

The table below sets forth the amount of cash that would be available during the first full year of operations to Seanergy for dividends, reserves and extraordinary expenses in the aggregate based on the assumptions listed below. This amount is an estimate, as revenues and expenses may change in the future.

130

Seanergy’s assumptions for the first full operating year include the following:

•	Seanergy’s stockholders approve and authorize the liquidation and dissolution and no stockholders exercise redemption rights.

•	The aggregate purchase price of the vessels in the fleet is $395,280,750.

•	Seanergy will borrow $157,030,750 under its credit facility (term loan and revolving credit line).

•	$28,250,000 in the form of a convertible promissory note.

•	Estimated average vessel operating expenses for the fleet of $7,902 per vessel per calendar day which includes management fees, and commissions for all of the vessels payable to Seanergy’s technical manager. EST as the technical manager of the vessels has budgeted daily operating expense for each of the vessels in the initial fleet for fiscal year 2008. The estimated per vessel operating expense of $7,902 per day is an average of the budgeted operating expense of the vessels in the fleet, based on the fiscal year 2008 budgets and assuming a 5% increase in expenses in fiscal year 2009.

•	Seanergy will calculate depreciation on the vessels on the straight-line method over the estimated useful life of each vessel, after taking into account its estimated residual value, from date of acquisition. Each vessel’s useful life is estimated as 25 years from the date originally delivered from the shipyard. Amortization comprises costs associated with drydocking of Seanergy’s vessels. Seanergy will capitalize the costs associated with drydockings as they occur and amortizes these costs on a straight line basis.

•	Scheduled dry docking and special surveys will occur for the African Oryx and Hamburg Max will cost $1,100,000, and $1,200,000 respectively, based on estimates provided by the vessels’ technical manager, EST. These estimates are based on historical costs that EST has incurred in ship yards for similar types of maintenance. Estimated maintenance expenses are inherently uncertain and an estimated aggregate expense of $2,300,000 is based on the assumption that none of the vessels in Seanergy’s fleet will require any unscheduled or unanticipated maintenance.

•	Seanergy’s first full operating year consists of 365 days and each of the vessels in the fleet will be owned by Seanergy for 365 days.

•	Each of the vessels in the fleet upon delivery to Seanergy will earn charter revenue for the number of days set forth in the table above and Seanergy’s charterers will timely pay charter hire when due.

•	Seanergy will not receive any insurance proceeds or other income.

•	Seanergy will not purchase or sell any vessels and none of the vessels will suffer a total loss or constructive total loss or suffer any reduced hire or unscheduled off-hire time.

•	Seanergy will have no other cash expenses or liabilities other than its estimated ordinary cash expenses.

•	Seanergy will qualify for the exemption available under Section 883 under the Code and will therefore not pay any U.S. federal income taxes.

•	Seanergy will not incur any additional indebtedness.

Other than management fees, interest expenses on Seanergy’s credit facility and directors’ fees, which will be fixed for Seanergy’s first full operating year, none of Seanergy’s fees or expenses are fixed.

131

Statement of Forecasted Results of Operations and Cash Available for
Dividends, Reserves and Extraordinary Expenses during
Seanergy’s First Full Operating Year

Gross Revenue	$109,173,699
Less: Commissions	$4,094,014
Net Revenue	$105,079,685
Less: Operating expenses	$11,395,145
Less: Management fees	$1,404,000
Less: General and administrative expenses	$3,500,000
Less: Depreciation & Amortization	$48,964,812
Less: Net interest expense	$6,578,815
Net Income	$33,236,913
Adjustments to reconcile net income to Estimated EBITDA:
Add:
Depreciation & Amortization	$48,964,817
Interest expense	$6,578,815
ESTIMATED EBITDA(1)	$88,780,540
Adjustments to reconcile estimated EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	$6,578,815
Maintenance capital expenses	$2,300,000
Required debt Amortization	$30,000,000
Plus:
Beginning unrestricted cash balance(2)	$3,194,795
Forecasted Available Cash for Distribution	$53,101,520
Dividends to publicly held common shares outstanding(3)(4)	$34,320,000
Ending Unrestricted Cash Balance	$18,781,520
Total Ending Cash Balance Including Restricted Cash(5)	$23,413,539

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is not a recognized measure under U.S. GAAP, but is a measure that management believes is highly correlated to cash and useful for the purpose of reconciling expected cash earnings to cash available for distribution. Additionally, EBITDA will be used as a supplemental financing measure by management and by external users of our financial statements, such as investors. Due to the expectation that Seanergy’s anticipated capitalization will include approximately 46% debt, management believes that EBITDA is useful to stockholders as a way to evaluate Seanergy’s ability to service its debt, meet working capital requirements and undertake capital expenditures. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented above may not be comparable to similarly titled measures of other companies.

(2)	Does not include 2.5% of the loan balance that Seanergy will be required to maintain as a cash reserve pursuant to the covenants under its credit facility. The beginning unrestricted cash balance of $3,199,795 assumes that (i) no Seanergy shareholders exercise their redemption rights in connection with the Business Combination or, in the event of redemptions, that Seanergy sells a number of shares of its common stock to the public pursuant to this joint proxy statement/prospectus equal to the number of shares that are redeemed, (ii) Seanergy has $231,000,000 cash available in the Trust Account to fund the Vessel acquisition, (iii) Seanergy draws down

132

$157,030,750 under its term loan facility and $0 of the revolving credit facility, and (iv) Seanergy incurs $14,668,186 (includes the deferred underwriting fee from Seanergy’s IPO) in transaction related expenses in connection with the vessel acquisition. Based on these assumptions, the beginning unrestricted cash balance is calculated as follows:

Cash held in Trust Account	$231,000,000
Proceeds from term loan facility	$157,030,750
Proceeds from revolving credit loan	$0
Cash from Working Capital	$1,500,000
Cash portion of acquisition price	$(367,030,750)
Transaction related expenses payable by Seanergy, including the deferred underwriting fee from Seanergy’s IPO	$(14,668,186)
Restricted working capital pursuant to term loan facility	($4,632,019)
Remaining cash	$3,199,795

(3)	Seanergy cannot assure you that it will have available cash in the amounts presented above or at all, or that the lenders under its credit facility will not place restrictions on the payment of dividends.

(4)	Represents a total of 28,600,000 shares including 23,100,000 shares that were purchased in Seanergy’s initial public offering (including shares purchased pursuant to the partial exercise of the underwriters’ over-allotment option) and 5,500,000 founding shares which are to be multiplied by the dividend of $1.20.

(5)	Includes $4,632,019 that Seanergy will be required to maintain as a cash reserve pursuant to the covenants under its credit facility.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights

We have granted registration rights to our initial founders with respect to (i) 2,750,000 founding shares and, (ii) 8,008,333 insider warrants and the 16,016,667 underlying shares of common stock. The holders of these shares and their transferees are each entitled to make up to two demands that we register shares of common stock and warrants owned by them. The holders of the majority of these shares can elect to exercise these registration rights at any time commencing 30 days from the initial closing of the vessel acquisition. In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us.

We have also agreed to enter into a Registration Rights Agreement with the Investors to register for resale the aggregate of 2,750,000 founding shares of common stock, 8,008,333 insider warrants and the underlying shares. The Investors purchased all of the interest of the Zafets in such shares and warrants from the Zafets, two of our former officers and directors, in May 2008. We have also agreed to register for resale the shares in Seanergy Buyer underlying the convertible note and the earnout held by the Investors. We have undertaken to register such securities commencing 30 days from the initial closing of the vessel acquisition. We have also granted the Investors certain piggy-back registration rights. Any costs associated with filing of the registration statement will be paid by Seanergy.

Vessel Management

Upon the initial closing of the vessel acquisition, Seanergy Buyer will enter into a management agreement with EST, as manager of all vessels to be owned by Seanergy’s subsidiaries. Under the terms of the management agreement, EST will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Seanergy, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.

133

Under the terms of the Management Agreement, EST will be entitled to receive a daily fee of Euro 416.00 per vessel until December 21, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance, with the first payment due on the initial closing date. All subsequent payments shall be due on the first business day of each following month.

The management agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Management of the Fleet

Seanergy will outsource the management and commercial brokerage of its fleet to members of the Restis family. The commercial brokerage of its fleet has been contracted out to Safbulk and the management of its fleet has been contracted out to EST.

Brokerage Agreement

Under the terms of the Brokerage Agreement entered into by Safbulk as exclusive commercial broker, with Seanergy Management Corp. Safbulk will provide commercial brokerage services to Seanergy’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management Corp., a wholly owned subsidiary of Seanergy Buyer that oversees the provision of certain services to the Seanergy group of vessel-owning subsidiaries. Safbulk will be entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The Brokerage Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

The Restis family has been engaged in the international shipping industry for more than 40 years, including the ownership and operation of more than 60 vessels in various segments of the shipping industry, including cargo and chartering interests. The separate businesses controlled by members of the Restis family, when taken together, comprise one of the largest independent shipowning and management groups in the dry bulk sector of the shipping industry. Through our separate agreements with affiliates of members of the Restis family in respect of the management and chartering of the vessels in our initial fleet upon their delivery to us, we expect to benefit from their extensive industry experience and established relationships. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers.

Under the terms of the Master Agreement, the Sellers agreed to procure charters for all of the six vessels in Seanergy’s initial fleet. All of such vessels will be chartered to South African Marine Corporation S.A., an affiliate of members of the Restis family.

Prospectively, Seanergy intends to employ its vessels under time charters and in the spot market. A vessel trading in the spot market may be employed under a voyage charter or a time charter of short duration, generally less than three months. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. A voyage charter is a contract to carry a specific cargo for a per ton carry amount. Under voyage charters, Seanergy would pay voyage expenses such as port, canal and fuel costs. Under time charters, the charterer pays these voyage expenses. Under both types of charters, Seanergy will pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Seanergy will also be responsible for each vessel’s intermediate drydocking and special survey costs. Alternatively, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses.

Vessels operating on time charter provide more predictable cash flows, but can yield lower profit margins, than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable Seanergy to increase profit margins during periods of increasing dry bulk rates. However, Seanergy would then be exposed to the risk of declining dry

134

bulk rates, which may be higher or lower than the rates at which Seanergy chartered its vessels. Seanergy will constantly evaluate opportunities for time charters, but only expects to enter into additional time charters if it can obtain contract terms that satisfy its criteria.

Management Agreement

Under the terms of the Management Agreement entered into by EST, as manager of all vessels to be owned by Seanergy’s subsidiaries with Seanergy Management Corp. EST will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Seanergy, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.

Under the terms of the Management Agreement, EST will be entitled to receive a daily fee of Euro 416.00 per vessel until December 21, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance, with the first payment due on the initial closing date. All subsequent payments shall be due on the first business day of each following month.

EST is also an affiliate of members of the Restis family. EST had been in business for over 34 years and manages approximately 95 vessels (inclusive of new vessel build supervision), including the fleet of vessels of affiliates of members of the Restis family. As with Safbulk, we believe that EST has achieved a strong reputation in the international shipping industry for efficiency and reliability and has achieved economies of scale that should result in the cost effective operation of our vessels.

The Management Agreement is for a term of two years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Shipping Committee

We have established, and caused our wholly owned subsidiary, Seanergy Buyer, to establish, a shipping committee. The purpose of each shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, each of our board of directors and Seanergy Buyer’s board of directors has delegated all such matters to the respective shipping committees. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committees but instead shall be considered by the entire applicable board of directors. Each shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and the bylaws of Seanergy Buyer, two of the directors are appointed by the Investors and one of the directors is appointed by the Original Founders. The initial members of both shipping committees are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Investor appointees, and Mr. Elias Culucundis, who is the Original Founders appointee. Any vacancies on the shipping committees will be filled by the party that made the appointment of the person whose resignation or removal caused the vacancy.

In order to assure the continued existence of the shipping committee, our board of directors and the board of Seanergy Buyer have agreed that the shipping committees may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of the applicable board of directors. In addition, the duties of Seanergy Buyer’s chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties include voting the shares of stock that Seanergy Buyer owns in its subsidiaries. The purpose of this provision is to ensure that Seanergy Buyer will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committees. In addition to these agreements, Seanergy Buyer has amended certain provisions in its articles of incorporation and bylaws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the applicable shipping committee.

135

The Charters

Seanergy Buyer’s relevant nominated subsidiaries entered into time charter parties for all vessels with South African Marine Corporation S.A., a company associated with members of the Restis family. Each charter party reflects rates for a one-year period from delivery of the applicable vessel as follows (inclusive of a total of 2.5% address and charter commission in favor of parties nominated by the Sellers): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Davakis G. (ex. Hull No. KA215); (iv) $60,000 per day for the Kouan 216; (v) $65,000 per day for the Bremen Max and (vi) $65,000 per day for the Hamburg Max, with some flexibility permitted with regard to the per vessel type charters secured by the Sellers so long as the operating day and duration weighted average revenues are consistent with the foregoing.

EST, Safbulk and South African Marine Corporation S.A. are each an affiliate of members of the Restis family.

Voting Agreement

Pursuant to the Voting Agreement, upon the execution of the Master Agreement, our board of directors is required to consist of seven persons and upon the earlier of the initial closing or September 30, 2008, our board of directors is required to consist of 13 persons. Initially, the Investors and the Original Founders, Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis, have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) three people named by the Investors to be elected to our board of directors, (ii) three people named by the Original Founders to be elected to our board of directors, and (iii) one person jointly selected by the Investors and the Original Founders to be elected to our board of directors. Upon the earlier of the initial closing or September 30, 2008 and continuing until May 20, 2010, the Investors, on the one hand, and the Original Founders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Investors to be elected to our board of directors, (ii) six people named by the Original Founders to be elected to our board of directors, and (iii) one person jointly selected by the Investors and the Original Founders to be elected to our board of directors.

The six members of our board of directors designated by each of the Investors and the Original Founders will be divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by the Investors will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.

Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Investors pursuant to the Voting Agreement. Because each of Messrs. Ploughman and Koutsoubelis was appointed by the Investors, and are employed by affiliates of the Investors in other vessel-owning ventures, the Investors are in a position to exert influence over such individuals in their capacities as directors of Seanergy. Accordingly, these board members may have certain financial motivations to consummate a business combination and may have a conflict of interest in determining whether a particular target acquisition is appropriate to effect a business combination.

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

The parties to the Voting Agreement have also agreed to appoint and remove directors and fill board vacancies of Seanergy Buyer in a similar manner to us.

With respect to our officers and the officers of Seanergy Buyer, the parties agreed that Dale Ploughman and Georgios Koutsolioutsos would serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Investors shall have the right to appoint his replacement.

Stock Purchase Agreement

On May 20, 2008, the Investors purchased the beneficial interests in all of the securities in Seanergy owned by Messrs. Panagiotis Zafet and Simon Zafet, the former chief executive officer and chief operating officer of

136

Seanergy, respectively. The securities owned by the Zafets consisted of 2,750,000 founding shares and 8,008,334 private placement warrants. The aggregate purchase price for the founding shares and private placement warrants, which was negotiated between the Zafets and the Investors, was $25,000,000.

Because the securities purchased by the Investors were founding shares and private placement warrants, they are subject to a number of restrictions not applicable to Seanergy common stock and warrants. These restrictions are as follows:

•	The founding shares are held in escrow by Continental Stock Transfer & Trust Company and cannot be transferred until 12 months after a business combination, which is why the Investors could only purchase the beneficial interests in such shares, including voting rights, as the founding shares must remain in the registered names of the Zafets;

•	The private placement warrants are being held by Maxim subject to the terms of a lock-up agreement and cannot be transferred until the consummation of a business combination, which is why the Investors could only purchase the beneficial interests in such warrants as the private placement warrants must remain in the registered names of the Zafets;

•	The holders of founding shares are not entitled to receive distributions or dividends from Seanergy prior to the consummation of a business combination;

•	The holders of the founding shares are not entitled to receive any distribution of the trust account upon the liquidation of Seanergy in the event a business combination is not effectuated. As a result, these shares will be worthless if Seanergy is liquidated becaue a business combination does not occur prior to September 30, 2009;

•	The holders of the founding shares must vote them in the same manner as the holders of a majority of the public shares with respect to the business combination and thus the holders of the founding shares cannot use these shares to affect the vote on this issue; and

•	The private placement warrants are not exercisable until a business combination is consummated and expire worthless if no business combination is consummated prior to September 30, 2009.

In connection with the purchase by the Investors of all of the Zafets’ beneficial interest in the founding shares and private placement warrants, the Zafets agreed to resign as directors and officers of Seanergy and terminated all business relationships they had with Seanergy.

Although the stock purchase agreement was executed on the same day and prior to the Master Agreement, the stock purchase agreement was not conditioned upon the closing of the vessel acquisition. In fact, the stock purchase agreement was closed and the purchase price paid on May 20, 2008. Accordingly, if the vessel acquisition is not approved, the Investors, as insiders of Seanergy, will work in good faith to identify another business combination and will have no recourse against the Zafets to obtain a return of any part of the purchase price on this basis.

Seanergy is not a party to the stock purchase agreement and was not involved in the negotiation of the purchase price. Accordingly, Seanergy believes that the fair value of the founding shares and private placement warrants sold by the Zafets to the Investors is the contractual purchase price of $25,000,000. In addition, because neither Seanergy nor the founding shareholders other than the Zafets is a party to the stock purchase agreement, the parties to the stock purchase agreement could not and did not enter into a voting agreement. The voting agreement was entered into in connection with the Master Agreement between Seanergy and the Sellers, among others.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the record date by:

•	Each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	Each of our officers and directors; and

137

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

			Percentage of			Percentage of
			Outstanding			Outstanding
	Voting		Common	Investment		Common
Name and Address of Beneficial Owner(1)	Power(2)		Stock	Power(2)		Stock

Georgios Koutsolioutsos	5,500,000	(3)	19.23%	2,310,000	(5)	8.08%
Alexios Komninos	5,500,000	(3)	19.23%	302,500	(5)	1.06%
Ioannis Tsigkounakis	5,500,000	(3)	19.23	137,500	(5)	*
Dale Ploughman	0		*	0		*
Kostas Koutsoubelis	0		*	0		*
Elias M. Culucundis	0		*	0		*
United Capital Investments Corp.(6)	6,113,000	(3)(4)	21.37%	1,300,500	(5)	4.55%
Atrion Shipholding S.A.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
Plaza Shipholding Corp.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
Comet Shipholding Inc.(6)	5,500,000	(3)	19.23%	687,500	(5)	2.40%
QVT Financial LP(7)	1,800,670		6.30%	1,800,670		6.30%
Andrew M. Weiss, Ph.D.(8)	1,409,777		4.93%	1,409,777		4.93%
HBK Investments LP(9)	2,314,587		8.09%	2,314,587		8.09%
Fir Tree, Inc.(10)	1,760,000		6.15%	1,760,000		6.15%
All directors and executive officers as a group (6 individuals)	5,500,000	(3)	19.23%	2,750,000	(5)	9.62%

*	less than one (1%) percent

(1)	Unless otherwise indicated, the business address of each of the shareholders is c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.

(2)	Does not include shares of common stock issuable upon exercise of warrants that are not exercisable in the next 60 days.

(3)	Includes an aggregate of 5,500,000 shares of our common stock owned by the Investors and the founding shareholders, which are subject to the voting agreement described below.

(4)	Includes 613,000 shares of our common stock purchased on June 5, 2008 and June 10, 2008, as to which United Capital Investments Corp. has sole voting power.

(5)	None of the Investors or founding shareholders has shared investment power with respect to any of the shares beneficially owned.

(6)	On May 20, 2008, each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. purchased 687,500 shares of Seanergy common stock (for an aggregate of 2,750,000 shares) from Panagiotis Zafet and Simon Zafet, each of whom was a former officer and director of the Seanergy. These shares are subject to the same restrictions as the founding shares issued to our Original Founders. Does not include up to an aggregate of 2,260,000 shares of Seanergy Buyer stock issuable to these entities if they convert the convertible note they will receive in connection with the vessel acquisition and up to an aggregate of 4,308,075 shares of Seanergy Buyer stock issuable to these entities if Seanergy Buyer achieves certain earnings thresholds, for a total of up to an aggregate of 6,568,075, which shares are exchangeable for Seanergy common stock on a one-for-one basis. Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of United Capital Investments Corp., Atrion Shipholding S.A., Plaza and Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

138

(7)	Represents the aggregate holdings of QVT Financial LP, QVT Financial GP LLC, QVT Fund LP, and QVT Associates GP LLC. Based on an amended Schedule 13G filed on January 25, 2008, QVT Financial LP is the beneficial owner of 1,800,670 shares (or 6.30% of our outstanding common stock); QVT Financial GP LLC is the beneficial owner of 1,800,670 shares (or 6.30% of our outstanding common stock); QVT Fund LP is the beneficial owner of 1,483,397 shares (or 5.19% of our outstanding common stock); and QVT Associates GP LLC is the beneficial owner of 1,643,519 shares (or 5.75% of our outstanding common stock). The address of each of QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The address of QVT Fund LP is Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman, KY1 9001 Cayman Islands.

(8)	Represents the aggregate holdings of Andrew M. Weiss, Ph.D., Weiss Asset Management, LLC and Weiss Capital, LLC. Based on an amended Schedule 13G filed on April 15, 2008, Dr. Weiss is the beneficial owner of 1,409,777 shares (or 4.93% of our outstanding common stock); Weiss Asset Management, LLC is the beneficial owner of 625,247 shares (or 2.12% of our outstanding common stock); and Weiss Capital LLC is the beneficial owner of 784,530 shares (or 2.74% of our outstanding common stock). The address of each of Weiss Asset Management, Weiss Capital, and Dr. Weiss is 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116.

(9)	Represents the aggregate holdings of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP. Based on an amended Schedule 13G filed on February 8, 2008, each of HBK Investments LP, HBK Services LLC, HBK Partners II LP, HBK Management LLC, and HBK Master Fund LP is the beneficial owner of 2,314,587 shares (or 8.09% of our outstanding common stock). The address of each of HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(10)	Represents the aggregate holdings of Fir Tree, Inc., Fir Tree Capital Opportunity Master Fund, LP, and Sapling LLC. Based on an amended Schedule 13G filed on February 14, 2008, Fir Tree, Inc. is the beneficial owner of 1,760,000 shares (or 6.15% of our outstanding common stock); Sapling LLC is the beneficial owner of 1,514,500 shares (or 5.30% of our outstanding common stock); and Fir Tree Capital Opportunity Master Fund LP is the beneficial owner of 245,500 shares (or less than 1% of our outstanding common stock). The address of each of Fir Tree, Inc. and Sapling, LLC is 505 Fifth Avenue, 23rd Floor, New York, NY 10017. The address of Fir Tree Capital Opportunity Master Fund, L.P. is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman Islands, Cayman Islands.

Escrow of Shares Held by Founding Shareholders

The 5,500,000 shares owned by the Original Founders and those transferred by our former chief executive officer and former chief operating officer to and beneficially owned by the Investors have been placed in an escrow account maintained by Continental Stock Transfer & Trust Company, as escrow agent. These shares shall remain in escrow until 12 months after the consummation of a business combination as defined in the prospectus for our initial public offering; provided, however, that certificates representing such shares will be destroyed by the escrow agent upon notice by us that we are dissolving and liquidating Seanergy in accordance with the terms of our amended and restated articles of incorporation without consummation of a business combination.

During the period these shares are held in escrow, they may not be transferred other than (i) by gift to a member of the shareholder’s immediate family or to a trust or other entity, the beneficiary of which is such shareholder or a member of such shareholder’s immediate family, (ii) by virtue of the laws of descent and distribution upon death of such shareholder, or (iii) pursuant to a qualified domestic relations order; provided, however, that any transferee of the shares agrees to be bound by the terms of the escrow agreement. The escrow agreement provides that the shareholder will retain all other rights as our shareholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. However, in connection with the vessel acquisition, each of the Investors and the Original Founders have agreed to waive their rights to receive dividends following the vessel acquisition to the extent we do not have sufficient funds to pay dividends to the public shareholders

139

In addition to the escrow agreement, the Original Founders and the Investors are parties to insider letters pursuant to which they have agreed to vote the founding shares in connection with the vote on a business combination in the same manner as the holders of a majority of the public shares. Lastly, the Original Founders and the Investors have agreed to waive any interest in any portion of the proceeds currently held in the trust account upon a liquidation if a business combination is not effectuated. Thus, the founding shares will be worthless if we do not consummate a business combination.

Pursuant to the terms of the escrow agreement, we, Maxim and Continental Stock Transfer & Trust Company were required to, and did, consent to the transfer of 2,750,000 shares of our common stock by our former chief executive officer and our former chief operating officer to the Investors.

Lock-up of Private Placement Warrants

The 16,016,667 private placement warrants owned by the Original Founders and transferred by our former chief executive officer and former chief operating officer to and beneficially owned by the Investors are not exercisable until the consummation of a business combination. In addition they may not be transferred or sold by the holder until the consummation of a business combination. In the event we do not consummate a business combination and are required to liquidate, the private placement warrants will expire worthless.

Pursuant to the terms of an agreement between the Original Founders and Maxim regarding the lock-up of the warrants, we and Maxim were required to, and did, consent to the transfer of 8,008,334 warrants by our former chief executive officer and our former chief operating officer to the Investors.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Seanergy

Seanergy common stock, warrants and units are currently quoted on the American Stock Exchange under the symbols “SRG,” “SRG.WS” and “SRG.U,” respectively. The closing prices of the common stock, warrants, and units, on May 19, 2008, the last trading day before the announcement of the execution of the Master Agreement and the MOAs, were $9.36 per share, $1.02 per warrant and $10.35 per unit, respectively. Each unit of Seanergy consists of one share of common stock and one warrant. The warrants became separable from the common stock on October 26, 2007. Each warrant entitles the holder to purchase from Seanergy one share of common stock at an exercise price of $6.50 commencing on the later of the completion of an initial business combination or September 24, 2008. The warrants will expire at 5:00 p.m., New York City time, on September 24, 2011, or earlier upon redemption. Prior to October 26, 2007, there was no established public trading market for Seanergy’s common stock, warrants or units.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low sales prices of Seanergy’s common stock, warrants and units as reported on the American Stock Exchange.

	Common Stock		Warrants		Units
Quarter Ended	High	Low	High	Low	High	Low

September 30, 2007	N/A	N/A	N/A	N/A	10.42	10.35
December 31, 2007	$9.64	$9.30	$1.63	$1.20	$11.10	$10.38
March 31, 2008	$9.50	$9.21	$1.35	$0.38	$10.75	$9.55

Holders

As of [          ], 2008, there were [     ] holders of record of our units, [     ] holders of record of our common stock and [     ] holders of record of our warrants. The units (and the shares of common stock included in the units) issued in our initial public offering were available initially only in book-entry form and are currently represented by one or more global certificates, which were deposited with, or on behalf of, DTC and registered in its name or in the name of its nominee. Accordingly, all of the public shares are held in “street name.”

140

DESCRIPTION OF SECURITIES

General

We are authorized to issue 89,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of the date of [          ], 2008, 28,600,000 shares of common stock are outstanding, held by [     ] recordholders. In addition, as of [          ], 2008, 40,116,667 warrants are outstanding. No shares of preferred stock are currently outstanding.

Units

Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $6.50. The common stock and warrants comprising the units began to trade separately on October 26, 2007.

Common Stock

Our shareholders are entitled to one vote for each share held of record on all matters to be voted on by shareholders. In connection with the vote required for any business combination, all of our founding shareholders, have agreed to vote their respective founding shares in accordance with the vote of the public shareholders. Our directors and officers have agreed to vote all the shares of our common stock they acquired in the initial public offering or in the aftermarket in favor of any transaction our officers negotiate and present for approval to our shareholders. Our founding shareholders have also agreed to waive their rights to participate in any liquidation occurring upon our failure to consummate a business combination, but only with respect to the founding shares. However, our founding shareholders, officers and directors will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of our shareholders.

We will proceed with the business combination only if: (a) provided there is a quorum, holders of at least a majority of the shares of Seanergy’s common stock cast at the special meeting vote in favor of the business combination; and (b) the holders of less than 35% of Seanergy’s common stock issued in its initial public offering (or 8,084,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their redemption rights.

Pursuant to our amended and restated articles of incorporation, if we do not consummate a business combination by September 28, 2009, our corporate existence will cease except for the purposes of winding-up our affairs and liquidating. If we are forced to liquidate prior to a business combination, our public shareholders are entitled to share ratably in the trust account, inclusive of any interest (net of taxes payable and any interest previously distributed), and any net assets remaining available for distribution to them after payment of liabilities.

Our founding shareholders have agreed to waive their rights to share in any distribution with respect to common stock owned by them prior to the offering if we are forced to liquidate.

Our shareholders have no redemption, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that public shareholders have the right to have their shares of common stock redeemed for cash equal to their pro rata share of the trust account if they vote against the business combination that is approved and they exercise their redemption rights. Public shareholders who redeem their stock into their share of the trust account still have the right to exercise the warrants that they received as part of the units, which they have not previously sold.

Preferred Stock

Our amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, although the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or

141

which votes as a class with the common stock on a business combination. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Each warrant entitles the registered holder to purchase one share of our common stock at a price of $6.50 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; or

•	September 24, 2008.

The warrants will expire on September 24, 2011 at 5:00 p.m., New York City time.

The warrants began to trade separately on October 26, 2007.

We may call the warrants for redemption (including any warrants issued upon exercise of the unit purchase option granted to Maxim Group LLC):

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the reported last sale price of the common stock equals or exceeds $14.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; provided that a current registration statement under the Act relating to the shares of common stock issuable upon exercise of the warrants is then effective.

We have established this criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a reasonable cushion against a negative market reaction, if any, to our redemption call. The warrants issued in the pre-offering private placement may not be redeemed if held by the initial holders or their permitted assigns.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares, the warrants may become worthless and we will not be required to net-cash settle the warrants. In such a case, the purchasers of units will have paid the full purchase price of the units solely for the common stock underlying such units. Additionally, the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. In

142

no event will the registered holders of a warrant be entitled to receive a net-cash settlement, stock, or other consideration in lieu of physical settlement in shares of our common stock.

In connection with the liquidation and dissolution proposal, Seanergy Buyer will assume our obligations under the warrants in the event that we liquidate, as provided in Section 4.4 of our warrant agreement, a form of which is filed as exhibit 4.5 to our Registration Statement prepared in connection with our initial public offering and a holder of warrant will have the right, under certain conditions, to exercise the warrant for shares in Seanergy Buyer.

The private placement warrants are identical to the warrants sold in our initial public offering, except that (i) none of the private placement warrants are transferable until after we complete a business combination, subject to certain exceptions, (ii) the private placement warrants are not subject to redemption if held by the initial holders and (iii) the warrants may be exercised on a cashless basis. Because the private placement warrants were originally issued pursuant to an exemption from the registration requirements under the federal securities laws, the holders of such warrants will be able to exercise their warrants even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of such warrants is not current. As described above, the holders of the warrants purchased in the initial public offering will not be able to exercise them unless we have a current registration statement covering the shares issuable upon their exercise.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Purchase Option

Concurrently with our initial public offering, we sold to Maxim Group LLC for $100 an option to purchase up to a total of 1,000,000 units at a per-unit price of $12.50. The units issuable upon exercise of this option are identical to those sold in our initial public offering. The purchase option contains a cashless exercise feature.

Dividends

We are a blank check company and therefore we have not and do not intend to pay any dividends on our common stock. However, we have, and will continue to distribute quarterly to our public shareholders on a pro rata basis, interest earned on the trust account (subject to certain deductions) until the earlier of the completion of a business combination or our liquidation.

Our transfer agent and warrant agent

The transfer agent for our units and common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company.

DESCRIPTION OF SEANERGY BUYER SECURITIES

Seanergy shareholders who receive shares of Seanergy Buyer in the liquidation and dissolution will become shareholders of Seanergy Buyer. Seanergy Buyer is a corporation organized under the laws of the Republic of the Marshall Islands and is subject to the provisions of Marshall Islands law.

Below is a summary of the material features of Seanergy Buyer’s securities. This summary is not a complete discussion of the amended and restated articles of incorporation and amended and restated bylaws of Seanergy Buyer that create the rights of its shareholders. You are urged to read carefully the amended and restated articles of incorporation and amended and restated bylaws of Seanergy Buyer which have been filed as Annex M and N.

General

Seanergy Buyer is authorized to issue 100,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of the date of this proxy statement, [     ] shares of common stock are outstanding. No shares of preferred stock are currently outstanding.

143

Common Stock

Upon consummation of the liquidation and dissolution, Seanergy Buyer will have outstanding [     ] shares of common stock, assuming that no shareholders vote against the vessel acquisition and exercise redemption rights. In addition, Seanergy Buyer will have 40,116,667 shares of common stock reserved for issuance upon the exercise of the warrants. Under certain definitive, pre-determined circumstances, in the future, Seanergy Buyer may issue up to an additional 6,568,075 shares of common stock to the Investors. See the section entitled, “The Acquisition Agreements.”

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by Seanergy Buyer’s board of directors out of funds legally available for dividends. All of the founding shareholders have agreed to subordinate their right to receive dividends to those of the holders of shares issued in Seanergy’s IPO for a period of one year commencing on the second quarter following the initial closing to the extent that Seanergy Buyer has insufficient funds to pay the proposed dividend to all of its shareholders. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of Seanergy Buyer’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which Seanergy Buyer may issue in the future.

There are no limitations on the right of non-residents of the Republic of the Marshall Islands to hold or vote Seanergy Buyer’s common shares.

Preferred Stock

Seanergy Buyer’s amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by its board of directors. Accordingly, its board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Seanergy Buyer common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although there is no current intent to issue any shares of preferred stock, we cannot assure you that Seanergy Buyer will not do so in the future.

Warrants

Upon consummation of the vessel acquisition and liquidation and dissolution, each outstanding Seanergy warrant will be assumed by Seanergy Buyer with the same terms and restrictions except that each will be exercisable for common stock of Seanergy Buyer. For a description of the terms and restrictions, please read “Description of Securities — Warrants.”

SHAREHOLDER PROPOSALS

Regardless of whether the vessel acquisition is consummated, the Seanergy 2008 annual meeting of shareholders will be held on or about [          ], 2008, unless the date is changed by the board of directors. If you are a shareholder and you want to include a proposal in the proxy statement for the 2008 annual meeting, you need to provide it to us by no later than [          ], 2008.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or

144

controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings
• Held at a time and place as designated in the bylaws	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
• May be held within or without the Marshall Islands	• May be held within or without Delaware
• Notice:	• Notice:
• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting
• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

Shareholders’ Voting Rights
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Shareholders may act by written consent to elect directors
• Any person authorized to vote may authorize another person or persons to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy
• Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting
• For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
• For non-stock companies, certificate of incorporation or bylaws may specify the number of members to constitute a quorum. In the absence of this, one third of the members shall constitute a quorum
• The articles of incorporation may provide for cumulative voting in electing directors	• The certificate of incorporation may provide for cumulative voting

Directors
• Board must consist of at least one member	• Board must consist of at least one member
• Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw	• Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
• If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

145

Marshall Islands	Delaware

Shareholders’ Derivative Actions
• An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law
• In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law
• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
• Attorney’s fees may be awarded if the action is successful
• Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAXATION

Certain U.S. Federal Income Tax Consequences

General

The following is a summary of certain U.S. federal income tax consequences of (a) the vessel acquisition, (b) our liquidation, and (c) owning and disposing of common stock and warrants in Seanergy Buyer following the vessel acquisition and our liquidation. The discussion of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of either Seanergy common stock and warrants or Seanergy Buyer common stock and warrants, as applicable, that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders of owning and disposing of common stock and warrants in Seanergy Buyer are described below under the heading “Tax Consequences to Non-U.S. Holders of Owning and Disposing of Common Stock and Warrants of Seanergy Buyer.”

This summary is based on the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

146

This summary does not address all aspects of U.S. federal income taxation that may be relevant to Seanergy Buyer, Seanergy or you based on your individual circumstances. In particular, this discussion considers only holders that own and hold our common stock and warrants, and will acquire the common stock and warrants of Seanergy Buyer as a result of owning our common stock and warrants, and will own and hold such common stock and warrants, as capital assets within the meaning of Section 1221 of the Code. This discussion generally does not address any U.S. federal income tax consequences that may arise if we do not obtain the requisite shareholder vote to approve the liquidation and dissolution proposal (or, if obtained, our liquidation does not in fact occur pursuant to the plan of liquidation and dissolution). This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares or the voting shares of Seanergy Buyer;

•	persons that hold our common stock or warrants, or the common stock or warrants of Seanergy Buyer, as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities that hold our common stock or warrants, or of persons who hold our common stock or warrants, or will hold the common stock or warrants of Seanergy Buyer, through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock or warrants or the common stock or warrants of Seanergy Buyer, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

Neither we nor Seanergy Buyer have sought, nor will either of us seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO US, SEANERGY BUYER OR YOU OF THE VESSEL ACQUISITION AND OUR LIQUIDATION MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE VESSEL ACQUISITION AND OUR LIQUIDATION, AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK AND WARRANTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK AND WARRANTS OF SEANERGY BUYER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

147

CIRCULAR 230 LEGEND

TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROXY STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY YOU FOR THE PURPOSES OF AVOIDING ANY U.S. FEDERAL TAX-RELATED PENALTY THAT MAY BE IMPOSED ON YOU, (B) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING BY US OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN, AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY TAX DISCUSSION HEREIN IS LIMITED TO THE U.S. FEDERAL INCOME TAX ISSUES SPECIFICALLY ADDRESSED. ADDITIONAL ISSUES MAY EXIST THAT COULD AFFECT THE U.S. FEDERAL INCOME TAX TREATMENT OF THE TRANSACTIONS OR MATTERS THAT ARE THE SUBJECT OF THIS PROXY STATEMENT. THIS SUMMARY DOES NOT CONSIDER OR PROVIDE A CONCLUSION WITH RESPECT TO ANY SUCH ISSUES (OR ANY STATE, LOCAL OR FOREIGN INCOME, OR OTHER TAX ISSUES) AND SHOULD NOT BE CONSIDERED TO REACH A CONCLUSION AT ANY PARTICULAR CONFIDENCE LEVEL WITH RESPECT TO ANY OF THE TAX ISSUES ADDRESSED.

Tax Consequences of the Vessel Acquisition

In connection with the vessel acquisition, we will contribute cash or other assets from our trust account to Seanergy Buyer in a transaction that should qualify as a capital contribution. Neither we nor Seanergy Buyer generally should recognize gain or loss for U.S. federal income tax purposes as a result of such capital contribution or the vessel acquisition.

In connection with such capital contribution, a U.S. Holder of an Interest (as defined below) generally should be deemed to have transferred a proportionate share of our assets transferred in such capital contribution and should recognize a proportionate share of any gain (but not loss) to the extent of any appreciation in any such assets (i.e., a proportionate share of the excess, if any, of the fair market value of an asset over our tax basis in such asset) at the time of the transfer. In addition, certain U.S. Holders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report the deemed transfer of assets. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement.

Tax Consequences Prior to and as a Result of Our Liquidation

Tax Consequences to U.S. Holders of Our Common Stock and Warrants

We expect to be treated as a partnership for U.S. federal income tax purposes through the date of our liquidation. As a partnership for U.S. federal income tax purposes, we generally should not be subject to U.S. federal income tax. Instead, each U.S. Holder of our common stock, which should be treated as an interest in a partnership (sometimes referred to herein as an “Interest”) for U.S. federal income tax purposes, generally should be required to report on such holder’s U.S. federal income tax return such holder’s distributive share of our income, gain, loss, deduction, credit and tax preference items, and to include such items in computing such holder’s U.S. federal income tax liability. It is not expected that any dividends that we receive (or are deemed to receive) from Seanergy Buyer prior to our liquidation (and allocated to a U.S. Holder) should qualify for the reduced rate of tax applicable to certain qualified dividends received by certain non-corporate U.S. Holders for taxable years beginning before January 1, 2011. See the discussion below at “Tax Consequences to U.S. Holders of Owning and Disposing of Common Stock and Warrants of Seanergy Buyer — Taxation of Distributions Paid on Common Stock.” Similar U.S. federal income tax consequences with respect to dividends paid by Seanergy Buyer generally should apply if the requisite shareholder vote for our liquidation is not obtained and we remain a partnership for U.S. federal income tax purposes.

In connection with our liquidation transaction, we will transfer to Seanergy Buyer all of our assets remaining after the transfer of the trust account in connection with the vessel acquisition, and Seanergy Buyer will assume our obligations under the warrants and other liabilities, if any. For U.S. federal income tax purposes, a U.S. Holder of an

148

Interest generally should be deemed to have transferred its proportionate share of the assets and liabilities transferred by us to Seanergy Buyer in the connection with our liquidation. As a result, you should recognize a proportionate share of any gain (but not loss) to the extent of any appreciation in any such assets (i.e., a proportionate share of the excess, if any, of the fair market value of an asset over our tax basis in such asset) at the time of the transfer.

Because any such gain should be determined based on the value and tax basis of any such assets at the time of the transfer, the amount of such gain (and, therefore, any U.S. federal income tax liability to a U.S. Holder of an Interest by reason of such gain) cannot be determined at this time. Also, certain U.S. Holders of an Interest may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report the deemed transfers of assets. Substantial penalties may be imposed on you for failure to comply with this reporting requirement.

In addition, a U.S. Holder of an Interest generally should be allocated additional gain equal to its proportionate share of the excess, if any, of the aggregate of our obligations under the warrants and other liabilities (if any) assumed (or taken subject to) by Seanergy Buyer over our tax basis in the assets transferred to Seanergy Buyer in connection with our liquidation. While not free from doubt, we believe that, under general step transaction principles, the transfer of the trust account funds as part of the vessel acquisition and the transfer of the remaining assets and the assumption of liabilities as part of our liquidation likely should be integrated transactions for U.S. federal income tax purposes such that the transfer of the trust account funds to Seanergy Buyer should be taken into account in determining the amount of any such excess. In such case, we do not expect that the assumption of liabilities by Seanergy Buyer should cause any additional gain to be recognized. The IRS or a court, however, could disagree due to, among other reasons, the time period that may elapse between the transfer of our trust funds as part of the vessel acquisition and our liquidation.

As part of our liquidation, Seanergy Buyer will assume our obligations under the warrants. As a result, an exercise of a warrant after our liquidation would be for shares in Seanergy Buyer (and not for an Interest in us). While not free from doubt, we believe that this assumption (which is provided for under the original terms of the warrant) likely will not cause either us or a U.S. Holder of our warrants to recognize gain. A U.S. Holder of a Seanergy Buyer warrant, however, may then be subject to PFIC rules in respect to such warrant, as discussed below.

Generally, subject to the PFIC rules discussed below, upon our liquidation or a liquidation of your Interest (including pursuant to your exercise of your right to have your Interest redeemed by us), any gain or loss recognized by you by reason of a liquidating distribution to you generally should be considered as capital gain or loss from the sale or exchange of your Interest. Such gain generally should be recognized to the extent any money distributed (or deemed distributed) exceeds your tax basis for your Interest. A loss generally should be recognized only if you receive no property from us other than money and only to the extent your tax basis for your Interest exceeds the money distributed (or deemed distributed) to you in the liquidation. In general, your tax basis in any property (other than cash), including the shares of Seanergy Buyer, received in the liquidation of your Interest should be equal to the tax basis in your Interest, reduced by any money received (or deemed received) in the liquidation.

Capital gains recognized by a U.S. Holder generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011, and 20% thereafter. Capital gain or loss will constitute long-term capital gain or loss if your holding period under the Code for the property sold or otherwise disposed of exceeds one year. The deductibility of capital losses is subject to various limitations.

You are urged to consult with your own tax advisors concerning the tax consequences of the vessel acquisition and our liquidation, including any reporting requirements with respect thereto.

Tax Consequences to Seanergy Buyer

Seanergy Buyer generally should not recognize gain or loss as a result of our liquidation.

149

Tax Consequences to U.S. Holders of Owning and Disposing of Common Stock and Warrants of Seanergy Buyer

Taxation of Distributions Paid on Common Stock

Subject to the PFIC rules discussed below, you will be required to include in gross income the amount of any dividend paid on your common stock of Seanergy Buyer. A distribution on such common stock should be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits of Seanergy Buyer (as determined under U.S. federal income tax principles). Such dividend should not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits should be applied against and reduce your adjusted tax basis in your common stock in Seanergy Buyer and, to the extent in excess of such basis, should be treated as gain from the sale or exchange of such common stock.

With respect to non-corporate U.S. Holders of Seanergy Buyer’s stock for taxable years beginning before January 1, 2011, dividends may be taxed at the lower rate applicable to long-term capital gains (see “— Tax Consequences Prior to and as a Result of Our Liquidation — Tax Consequences to U.S. Holders of Our Common Stock and Warrants,” above) provided that (1) the common stock of Seanergy Buyer is readily tradable on an established securities market in the United States, (2) Seanergy Buyer is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS guidance, for purposes of clause (1) above common stock is considered to be readily tradable on an established securities market in the United States only if it is listed on certain exchanges, which include the American Stock Exchange. We expect that, after our liquidation, the stock of Seanergy Buyer will be listed on the American Stock Exchange. Nevertheless, you should consult with your own tax advisors regarding the availability of the lower capital gains tax rate for any dividends paid with respect to Seanergy Buyer’s common stock.

Taxation on the Disposition of Common Stock and Warrants

Upon a sale or other taxable disposition of the common stock or warrants in Seanergy Buyer, and subject to the PFIC rules discussed below, you generally should recognize capital gain or loss in an amount equal to the difference between the amount realized on such disposition and your adjusted tax basis in the common stock or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding your tax basis in the common stock acquired pursuant to the exercise of a warrant.

Any capital gain or loss recognized by a U.S. Holder in connection with the sale or other taxable disposition of the common stock and warrants of Seanergy Buyer generally will be treated in the same manner as discussed above under the caption “— Tax Consequences Prior to and as a Result of Our Liquidation — Tax Consequences to U.S. Holders of Our Common Stock and Warrants.”

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, you generally should not recognize gain or loss upon the exercise of a warrant to acquire common stock in Seanergy Buyer. Common stock acquired pursuant to the exercise of a warrant for cash generally should have a tax basis equal to your tax basis in the warrant, increased by the amount paid to exercise the warrant. Your holding period of such common stock generally should begin on the day after the date of exercise of the warrant. The terms of the warrants of Seanergy Buyer that will be exchanged for the existing warrants of Seanergy generally provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrants pursuant to certain anti-dilution provisions. Such adjustments may, under certain circumstances, result in constructive distributions that could be taxable to you. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to U.S. Holders of the common stock in Seanergy Buyer. See “— Taxation of Distributions Paid on Common Stock,” above. If your warrant is allowed to lapse unexercised, you generally should recognize a capital loss equal to your adjusted tax basis in the warrant. You should consult with your own tax advisors concerning the tax treatment of any warrants of Seanergy Buyer that you would acquire as a result of our liquidation and the effect of any adjustment provisions contained in such warrants.

150

Passive Foreign Investment Company Rules

A foreign corporation will be a PFIC if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it owns or is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it owns or is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the sale or other disposition of passive assets.

Based on the expected composition of the assets and income of Seanergy Buyer and its subsidiaries after the vessel acquisition and our liquidation, it is not anticipated that Seanergy Buyer will be treated as a PFIC following the vessel acquisition and such liquidation. Although there is no legal authority directly on point, such position is based principally on the view that, for purposes of determining whether Seanergy Buyer is a PFIC, the gross income Seanergy Buyer derives (or is deemed to derive) from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute service income, rather than rental income. Seanergy Buyer intends to take the position that such income does not constitute passive income, and that the assets owned and operated by Seanergy Buyer or its subsidiaries in connection with the production of such income (in particular, the vessels) do not constitute passive assets under the PFIC rules. While there is analogous legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes, in the absence of any direct legal authority specifically relating the statutory provisions governing PFICs, the IRS or a court could disagree with such position. The actual PFIC status of Seanergy Buyer for any taxable year will not be determinable until after the end of its taxable year, and accordingly there can be no assurance with respect to the status of Seanergy Buyer as a PFIC for the current taxable year or any future taxable year.

If Seanergy Buyer were a PFIC for any taxable year during which you held its common stock or warrants, and you did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of your holding period for the common stock or a mark-to-market election, as described below, you should be subject to special rules with respect to:

•	any gain recognized by you on the sale or other disposition of you common stock or warrants; and

•	any “excess distribution” made to you (generally, any distributions to you during a taxable year that are greater than 125% of the average annual distributions received by such you in respect of the common stock of Seanergy Buyer during the three preceding taxable years or, if shorter, you holding period for the common stock).

Under these rules,

•	your gain or excess distribution will be allocated ratably over the your holding period for the common stock or warrants;

•	the amount allocated to the taxable year in which you recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which Seanergy Buyer was a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year applicable to you; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

In addition, if Seanergy Buyer were a PFIC, a distribution to you that is characterized as a dividend and is not an excess distribution generally should not be eligible for the reduced rate of tax applicable to certain dividends paid before 2011 to non-corporate U.S. Holders, as discussed above. Furthermore, if Seanergy Buyer were a PFIC, a U.S. Holder that acquires its common stock or warrants from a deceased U.S. Holder who dies before January 1, 2010 generally should be denied the step-up of U.S. federal income tax basis in such stock or warrants to their fair

151

market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such stock or warrants equal to the deceased holder’s tax basis, if lower.

In general, you may avoid the PFIC tax consequences described above in respect to your common stock in Seanergy Buyer by making a timely QEF election to include in income your pro rata share of Seanergy Buyer’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. You may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

You may not make a QEF election or, as described below, a mark-to-market election with respect to your warrants in Seanergy Buyer. As a result, if you sell or otherwise dispose of a warrant to purchase common stock of Seanergy Buyer (other than upon exercise of a warrant), any gain recognized by you on such disposition generally should be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if Seanergy Buyer were a PFIC at any time during the period you held the warrants.

If you exercise such warrants and properly make a QEF election with respect to the newly acquired common stock in Seanergy Buyer (or you have previously made a QEF election with respect to your common stock in Seanergy Buyer), the QEF election should apply to the newly acquired common stock, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current inclusions from the QEF election, generally should continue to apply with respect to such newly acquired common stock (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period you held the warrants), unless you make a purging election. The purging election creates a deemed sale of such stock at its fair market value. The gain recognized by you upon the purging election should be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you should have a new basis and holding period in the common stock of Seanergy Buyer acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. You generally make a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to your timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, you must receive certain information from Seanergy Buyer. There is no assurance, however, that Seanergy Buyer will have timely knowledge of its status as a PFIC in the future or that Seanergy Buyer will be willing or able to provide you with the information needed to support a QEF election.

If you make an QEF election with respect to your common stock in Seanergy Buyer, and the special tax and interest charge rules do not apply to such stock (because of a timely QEF election for the first tax year of your holding period for such stock or a purge of the PFIC taint pursuant to a purging election), any gain recognized by you on the appreciation of such stock generally should be taxable as capital gain and no interest charge should be imposed. As discussed above, if you made a QEF election, you should be currently taxed on your pro rata share of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution to you of such earnings and profits that were previously included in your income generally will not be taxable to you as a dividend. Your adjusted tax basis in your Seanergy Buyer shares will be increased by amounts that are included in your income pursuant to the QEF election, and decreased by amounts distributed to you but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property you are treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election was made.

Although a determination as to Seanergy Buyer’s PFIC status will be made annually, an initial determination that it is a PFIC generally should apply to you for subsequent years if you held common stock or warrants of Seanergy Buyer while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. However, if you make the QEF election for the first tax year in which you hold (or are deemed to hold) common

152

stock in Seanergy Buyer and for which it is determined to be a PFIC, you should not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such stock. In addition, you should not be subject to the QEF inclusion regime with respect to such stock for the tax years in which Seanergy Buyer is not a PFIC. On the other hand, if the QEF election is not effective for each of the tax years in which Seanergy Buyer is a PFIC and you hold (or are deemed to hold) common stock in Seanergy Buyer, the PFIC rules discussed above will continue to apply to such stock unless you make a purging election and pay the tax and interest charge with respect to the gain inherent in such stock attributable to the pre-QEF election period.

Alternatively, if you own common stock in a PFIC that is treated as marketable stock, you may make a mark-to-market election. If you make a valid mark-to-market election for the first tax year in which you hold (or are deemed to hold) common stock in Seanergy Buyer and for which it is determined to be a PFIC, such holder generally should not be subject to the PFIC rules described above in respect of such common stock. Instead, you generally should include as ordinary income each year the excess, if any, of the fair market value of your common stock at the end of its taxable year over the tax basis in your common stock. You also should be allowed to take an ordinary loss in respect of the excess, if any, of the tax basis of your common stock over the fair market value of your common stock at the end of your taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your tax basis in your common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized by you on a sale or other taxable disposition of the common stock should be treated as ordinary income.

Currently, a mark-to-market election may not be made with respect to warrants. As a result, if you exercise a warrant and properly make a mark-to-market election with respect to the newly acquired common stock in Seanergy Buyer (or have previously made a mark-to-market election in respect of your common stock in Seanergy Buyer), the PFIC tax and interest charge rules generally should apply to any gain deemed recognized by you under the mark-to market rules for the first tax year for which such election applies in respect of such newly acquired stock (which generally should be deemed to have a holding period for purposes of the PFIC rules that includes the period you held the warrants).

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC or on Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While we expect that the common stock of Seanergy Buyer will be regularly traded on the American Stock Exchange, there can be no assurance of that. You should consult with your own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to Seanergy Buyer’s stock under your particular circumstances.

If Seanergy Buyer is a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, you generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Seanergy Buyer receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC. There is no assurance that Seanergy Buyer will have timely knowledge of the status of such subsidiary as a PFIC in the future or that Seanergy Buyer will be willing or able to provide you with the information needed to support a QEF election in respect of a lower-tier PFIC. You are urged to consult your own tax advisors regarding the tax issues raised by lower-tier PFICs.

If you own (or are deemed to own) shares during any year in a PFIC, you may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, you should consult with your own tax advisors concerning the application of the PFIC rules to your common stock and warrants in Seanergy Buyer under your particular circumstances.

153

Tax Consequences to Non-U.S. Holders of Owning and Disposing of Common Stock and Warrants of Seanergy Buyer

Dividends paid to you with respect to your common stock in Seanergy Buyer generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that you maintain in the United States).

In addition, you generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of common stock or warrants in Seanergy Buyer unless such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States) or you are an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to U.S. federal income tax in the same manner as for a U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, you may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on the common stock of Seanergy Buyer within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of common stock or warrants of Seanergy Buyer to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally should apply to distributions paid on the common stock of Seanergy Buyer to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of stock or warrants of Seanergy Buyer by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that certain required information is timely furnished to the IRS.

Marshall Islands Taxation

Seanergy and Seanergy Buyer are incorporated in the Marshall Islands. Under current Marshall Islands law, neither Seanergy nor Seanergy Buyer is subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by Seanergy or Seanergy Buyer to its stockholders, and holders of common stock or warrants of Seanergy or Seanergy Buyer that are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of such common stock or warrants.

154

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement is delivered to two or more shareholders who share an address unless Seanergy or its agent has received contrary instructions from one or more of the shareholders. To request that separate copies of these documents be delivered, shareholders can contact Seanergy’s transfer agent by mail at: Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. You may also contact Seanergy’s transfer agent if you received multiple copes of the proxy statement and would prefer to receive a single copy in the future.

INDEPENDENT AUDITORS

Weinberg & Company, P.A., an independent registered public accounting firm, has audited our financial statements as of and for the years ended December 31, 2007 and 2006 and for the period from August 15, 2006 (inception) through December 31, 2007, which are included in this Form 6-K. Our financial statements are included in reliance on the report of Weinberg & Company, P.A. given their authority as experts in accounting and auditing.

The combined financial statements of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. as of December 31, 2007 and 2006 included in this Form 6-K have been audited by KPMG Certified Auditors A.E., Independent Auditors, as set forth in their report thereon appearing elsewhere herein.

INDUSTRY AND MARKET DATA

The industry-related statistical and graphical information we use in this proxy statement has been compiled by Clarkson Research Services Limited, or Clarkson, from its database. Some of the industry information in this proxy statement is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, and consequently, Clarkson cannot assure us that it reflects actual industry and market experience. Clarkson compiles and publishes data for the benefit of its customers. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. The published information of other maritime data collection experts may differ from the data presented in this proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports, proxy statements and other information at http://www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

This proxy described the material elements of all relevant contracts, exhibits and other information described in this Proxy. Information and statements contained in this Proxy are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

All information contained or incorporated by reference in this proxy statement relating to Seanergy has been supplied by us, and all information contained in this proxy statement relating to the vessels and Seanergy Merger, giving a fleet to the vessel acquisition has been supplied by the Sellers. Information provided by either Seanergy or the Sellers does not constitute any representation, estimate or projection of the other.

155

If you would like additional copies of this proxy statement, or if you have questions about the vessel acquisition or the liquidation and dissolution, you should contact:

Seanergy Maritime Corp.
Attn: Alexios Komninos
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
+30-210-7206900 Attn: Ioannis Tsigkounakis, or +30-210-3726200 Attn: Alexios Komninos

156

ENFORCEABILITY OF CIVIL LIABILITIES

Seanergy is a Marshall Islands company and its executive offices are located outside of the United States in Athens, Greece. A majority of Seanergy’s directors, officers and experts named in this proxy statement reside outside the United States. In addition, a substantial portion of Seanergy’s assets and the assets of its directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon Seanergy or any of these persons. You may also have difficulty enforcing, both within and outside the United States, judgments you may obtain in U.S. courts against Seanergy or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

157

INDEX TO FINANCIAL STATEMENTS

Page

Seanergy Maritime Corp.
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements	F-3
Balance Sheets as of December 31, 2007 and 2006	F-3
Statements of Operations for the year ended December 31, 2007, the period from August 15, 2006 (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative)
F-4
Statement of Shareholders’ Equity for the period from August 15, 2006 (Inception) to December 31, 2007	F-5
Statements of Cash Flows for the year ended December 31, 2007, the period from August 15, 2006 (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative)
F-6
Notes to Financial Statements	F-7
Condensed Consolidated Balance Sheets as of March 31, 2008 (Unaudited) and December 31, 2007	F-17
Condensed Consolidated Statements of Operations (Unaudited) for the three months ended March 31, 2008 and 2007 and for the period from August 15, 2006 (Inception) to March 31, 2008 (Cumulative)	F-18
Condensed Consolidated Statements of Shareholders’ Equity for the period from August 15, 2006 (Inception) to March 31, 2008	F-19
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and 2007 and for the period from August 15, 2006 (Inception) to March 31, 2008 (Cumulative)	F-20
Notes to Condensed Consolidated Financial Statements (Unaudited) for the three months ended March 31, 2008 and 2007	F-21
Combined Financial Statements of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A., and Kalithea Maritime S.A.
Report of Independent Registered Public Accounting Firm	F-31
Combined Financial Statements	F-32
Combined Balance Sheets as of December 31, 2007 and 2006	F-32
Combined Statements of Income for the three years ended December 31, 2007	F-33
Combined Statements of Changes in Equity for the three years ended December 31, 2007	F-34
Combined Statements of Cash Flows for the three years ended December 31, 2007	F-35
Notes to the Combined Financial Statements	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Seanergy Maritime Corp.

We have audited the accompanying balance sheets of Seanergy Maritime Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2007, the period from August 15, 2006 (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seanergy Maritime Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, the period from August 15, 2006 (Inception) to December 31, 2006, and the period from August 15, 2006 (Inception) to December 31, 2007 (Cumulative), in conformity with accounting principles generally accepted in the United States of America.

/s/  Weinberg & Company, P.A.
Weinberg & Company, P.A.

Boca Raton, Florida
March 12, 2008

SEANERGY MARITIME CORP.
(a corporation in the development stage)

BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$2,210,726	$355,938
Money market funds — held in trust	232,923,020	—
Prepaid expenses and other current assets	79,978	20,000

Total current assets	235,213,724	375,938
Deferred offering costs	—	256,253

Total assets	$235,213,724	$632,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$587,872	$184,753
Amounts due to underwriter	5,407,142	—
Accrued interest payable to shareholders	—	824
Due to shareholders	—	75,986
Notes payable to shareholders	—	350,000

Total current liabilities	5,995,014	611,563

Common stock subject to possible redemption — 8,084,999 shares at redemption value	80,849,990	—

Commitments and contingencies

Shareholders’ equity:
Preferred stock, $0.0001 par value; authorized — 1,000,000 shares; issued — none	—	—
Common stock, $0.0001 par value; authorized — 89,000,000 shares; issued and outstanding — 28,600,000 shares, inclusive of 8,084,999 shares subject to possible redemption, at December 31, 2007 and 7,264,893 shares at December 31, 2006	2,860	726
Additional paid-in capital	146,924,982	24,274
Retained earnings (deficit)	1,440,878	(4,372

Total shareholders’ equity	148,368,720	20,628

Total liabilities and shareholders’ equity	$235,213,724	$632,191

See accompanying notes to financial statements.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

			Period from
		Period from	August 15,
		August 15,	2006
	Year	2006	(Inception) to
	Ended	(Inception) to	December 31,
	December 31,	December 31,	2007
	2007	2006	(Cumulative)

Operating expenses	$(445,039)	$(4,576)	$(449,615)
Interest income	1,948,192	1,028	1,949,220
Interest expense — underwriter	(44,642)	—	(44,642)
Interest expense — shareholders	(13,261)	(824)	(14,085)

Net income (loss)	$1,445,250	$(4,372)	$1,440,878

Net income (loss) per common share —
Basic	$0.12	$(0.00)

Diluted	$0.10	$(0.00)

Weighted average common shares outstanding —
Basic	11,754,095	7,264,893

Diluted	15,036,283	7,264,893

See accompanying notes to financial statements.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS’ EQUITY

			Additional	Retained	Total
	Common Stock		Paid-in	Earnings	Shareholders’
	Shares	Amount	Capital	(Deficit)	Equity

Balance, August 15, 2006 (Inception)	—	$—	$—	—	—
Sale of shares to founding shareholders at $0.0034 per share	7,264,893	726	24,274	—	25,000
Net loss for the period from August 15, 2006 (Inception) to December 31, 2006	—	—	—	(4,372)	(4,372)

Balance, December 31, 2006	7,264,893	726	24,274	(4,372)	20,628
Shares surrendered and cancelled	(1,764,893)	(176)	176	—	—
Sale of shares and warrants in private placement and public offering, net of offering costs of $18,062,268	23,100,000	2,310	227,350,422	—	227,352,732
Sale of underwriter’s purchase option	—	—	100	—	100
Capital contributed by founding shareholders	—	—	400,000	—	400,000
Shares reclassified to “Common stock subject to mandatory redemption”	—	—	(80,849,990)	—	(80,849,990)
Net income for the year ended December 31, 2007	—	—	—	1,445,250	1,445,250

Balance, December 31, 2007	28,600,000	$2,860	$146,924,982	$1,440,878	$148,368,720

See accompanying notes to financial statements.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

			Period from
		Period from	August 15,
		August 15,	2006
	Year	2006	(Inception) to
	Ended	(Inception) to	December 31,
	December 31,	December 31,	2007
	2007	2006	(Cumulative)

Net income (loss)	$1,445,250	$(4,372)	$1,440,878
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in —
Prepaid expenses and other current assets	(59,978)	(20,000)	(79,978)
Increase (decrease) in —
Accounts payable and accrued expenses	155,335	3,500	158,835
Accrued interest payable to shareholders	(824)	824	—
Accrued interest payable to underwriter	44,642	—	44,642

Net cash provided by (used in) operating activities	1,584,425	(20,048)	1,564,377

Cash flows from investing activities:
Increase in trust account from interest earned on funds held in trust	(1,923,020)	—	(1,923,020)
Funds placed in trust account from offerings	(231,000,000)	—	(231,000,000)

Net cash used in investing activities	(232,923,020)	—	(232,923,020)

Cash flows from financing activities:
Proceeds from initial sale of common stock	—	25,000	25,000
Gross proceeds from private placement	14,415,000	—	14,415,000
Gross proceeds from public offering	231,000,000	—	231,000,000
Payment of offering costs	(11,795,731)	(75,000)	(11,870,731)
Proceeds from underwriter’s purchase option	100	—	100
Proceeds from shareholders loans	—	350,000	350,000
Repayment of shareholders loans	(450,986)	—	(450,986
Advances from shareholders, net	25,000	75,986	100,986

Net cash provided by financing activities	233,193,383	375,986	233,569,369

Net increase in cash	1,854,788	355,938	2,210,726
Cash at beginning of period	355,938	—	—

Cash at end of period	$2,210,726	$355,938	$2,210,726

Cash paid for:
Interest	$14,086	—	$14,086

Income taxes	$—	$—	$—

Supplemental disclosure of non-cash financing activities:
Capital contributed by founding shareholders in the form of legal fees paid	$400,000	$—	$400,000

Increase in accrued offering costs and placement fees	5,610,284	181,253	5,791,537

Shareholder advances converted to notes payable	$100,986	$—	$100,986

Common stock subject to possible redemption	$84,849,990	$—	$80,849,990

Par value of common stock surrendered and cancelled	$176	$—	$176

Fair value of unit purchase option issued to underwriters	$7,390,000	$—	$7,390,000

See accompanying notes to financial statements.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1.	Organization and Proposed Business Operations

Seanergy Maritime Corp. (the “Company”) was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. The Company changed its name to Seanergy Maritime Corp. on February 20, 2007.

At December 31, 2007, the Company had not yet commenced any business operations and is therefore considered a “corporation in the development stage”. All activity through December 31, 2007 related to the Company’s formation and capital raising efforts, as described below. The Company is subject to the risks associated with development stage companies. The Company has selected December 31 as its fiscal year-end.

The Company’s ability to acquire an operating business was contingent upon obtaining adequate financial resources through a private placement in accordance with Regulation S under the Securities Act of 1933, as amended (“Private Placement”) and a public offering (“Public Offering”, and together with the Private Placement, the “Offerings”), which are discussed in Note 3. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offerings, although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a business combination with an operating company. As used herein, a “target business” shall include one or more operating businesses or assets in the maritime shipping industry, or related industries, or a combination thereof, and a “business combination” shall mean the acquisition by the Company of such a target business. There can be no assurances that the Company will be able to successfully effect a business combination.

2.	Summary of Significant Accounting Policies

Cash Equivalents and Concentrations of Credit Risk

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its non-trust cash and cash equivalent accounts with a financial institution located in Greece. The balances in such accounts are insured by the Central Bank of Greece up to 20,000 Euros (approximately $29,500 at December 31, 2007). At December 31, 2007, the Company’s uninsured non-trust cash balance amounted to approximately $2,181,300.

The Company maintains its cash and cash equivalent accounts held in trust with a financial institution located in the United States. Such cash and cash equivalents held in trust, at times, may exceed federally insured limits. The Company maintains its cash and cash equivalents held in trust with financial institutions with high credit ratings.

Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal years beginning after

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company’s financial statements.

For United States federal income tax purposes, the Company has elected to be classified as a partnership effective January 1, 2007. The Company makes quarterly distributions of interest income earned on the trust account to its Public Shareholders on a pro rata basis (see Note 3). The Company anticipates that substantially all of the funds in the trust account will be invested in tax exempt money market accounts that will generate income, which generally should be exempt from United States federal income tax.

Earnings Per Share

The Company computes earnings per share in accordance with SFAS No. 128, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. At December 31, 2007, potentially dilutive securities consisted of outstanding warrants to acquire an aggregate of 41,116,667 shares of common stock, of which warrants to acquire 1,000,000 shares were anti-dilutive at such date. The calculation of diluted weighted average common shares outstanding for the year ended December 31, 2007 is based on the average of the closing price of the Company’s common stock for the period that it was quoted on the American Stock Exchange.

The calculation of net income (loss) per share is summarized as follows:

		Period from
		August 15,
		2006
	Year Ended	(Inception) to
	December 31,	December 31,
	2007	2006

Basic:
Net income (loss)	$1,445,250	$(4,372)
Weighted average common shares outstanding	11,754,095	7,264,893

Net income (loss) per common share — basic	$0.12	$(0.00)

Diluted:
Net income (loss)	$1,445,250	$(4,372)
Weighted average common shares outstanding	11,754,095	7,264,893
Effect of dilutive warrants	3,282,188	—

Diluted weighted average common shares outstanding	15,036,283	7,264,893

Net income (loss) per common share — diluted	$0.10	$(0.00)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, cash held in trust, prepaid expenses, accounts payable, accrued expenses, due to underwriter, due to shareholders and notes payable to shareholders approximate their respective fair values, due to the short-term nature of these items and/or the current interest rates payable in relation to current market conditions.

Share-Based Payments

The Company accounts for share-based payments pursuant to Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” (“SFAS No. 123R”). SFAS No. 123R requires all share-based payments, including grants of employee stock options to employees, to be recognized in the financial statements based on their fair values. The Company adopted SFAS No. 123R on August 15, 2006 (Inception) and expects that it could have a material impact on the Company’s financial statements to the extent that the Company grants stock-based compensation in future periods.

Foreign Currency Translation

The Company’s reporting currency is the United States dollar. Although the Company maintains a cash account with a bank in Greece, it is denominated in United States dollars, and most of the Company’s expenditures have been and are expected to continue to be denominated in United States dollars. Accordingly, the Company has designated its functional currency as the United States dollar.

For amounts not initially designated in United States dollars, asset and liability accounts are translated using the exchange rate in effect at the balance sheet date, and statement of operations accounts are translated using the average exchange rate for each quarterly reporting period.

Gains or losses resulting from translation adjustments, to the extent material, are included in other income (expense) in the statement of operations.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a formal framework for measuring fair value under Generally Accepted Accounting Principles (“GAAP”). SFAS No. 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. Although SFAS No. 157 applies to and amends the provisions of existing FASB and American Institute of Certified Public Accountants (“AICPA”) pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS No. 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the potential effect of SFAS No. 157 on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. The Company is currently assessing the potential effect of SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) makes significant amendments to other Statements and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company has not yet determined the effect on its consolidated financial statements, if any, upon adoption of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”), which revises the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require (i) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, (ii) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently as equity transactions, (iv) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary being measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment, and (v) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company has not yet determined the effect on its consolidated financial statements, if any, upon adoption of SFAS No. 160.

3.	Private Placement and Public Offering

On September 28, 2007, the Company, pursuant to its Public Offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.50 per share commencing the later of the completion of a business combination with a target business or one year from the effective date of the Public Offering and expires on September 28, 2011, four years from the date of the offering prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $14.25 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given. Pursuant to the terms of the warrant agreement governing the warrants, in no event will a warrant holder be entitled to receive a net-cash settlement in lieu of physical settlement in shares of common stock in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly, the warrants may never be redeemed and could expire unexercised since a valid registration statement covering the underlying shares of common stock is required in either case, because there is no net-cash settlement. Subsequently, the underwriter notified the Company that it was not going to exercise any of the remaining units as part of its over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007.

The Company agreed to pay the underwriters in the Public Offering an underwriting discount of 3.75% of the gross proceeds and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 2.25% of the gross proceeds. With respect to units sold pursuant to the underwriters’ over-allotment option, the underwriters are to receive an underwriting discount of 2.25% of the gross proceeds and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 3.75% of the gross proceeds. With respect to the 23,100,000 units sold on September 28, 2007, the total contingent underwriting discount was $5,362,500. As of December 31, 2007, the amount due to underwriter consisted of the total contingent underwriting discount of $5,362,500, plus $44,642 of accrued interest, as described at Note 8.

Pursuant to the underwriting agreement, the Company also paid a 1.0% non-accountable expense allowance, and issued a unit purchase option to Maxim, for $100, to purchase up to a total of 1,000,000 units at $12.50 per unit. Pursuant to the terms of the unit purchase option, under no circumstances will the Company be required to net-cash settle the exercise of the Unit Purchase Option or the underlying warrants. This would be applicable in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly the underlying warrants may never be redeemed and could expire unexercised as a current registration statement covering the underlying shares of common stock is required in either case. Because there is no net-cash settlement, the Company accounted for the fair value of the unit purchase option, inclusive of the receipt of the $100 cash payment, as a cost of the Public Offering, resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $7,390,000 ($7.39 per unit) using a Black-

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

Scholes option-pricing model. The fair value of the unit purchase option granted to Maxim is estimated as of the date of grant using the following assumptions: (1) expected volatility of 100.0%, (2) risk-free interest rate of 5.0% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying warrants and the market price of the units and underlying securities) to exercise the unit purchase option without the payment of any cash. The warrants underlying such units will be exercisable at $6.50 per share.

On September 28, 2007, the closing date of the Offerings, 100% of the proceeds of the Public Offering, which consisted of $231,000,000, including $5,362,500 of contingent underwriting compensation, which will be paid to Maxim if a business combination is consummated, but which will be forfeited in part if the public shareholders elect to have their shares redeemed for cash and in full if a business combination is not consummated, was placed in a trust account at Deutsche Bank Trust Company Americas maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee (“Trust Account”), and invested until the earlier of (i) the consummation of the Company’s first business combination or (ii) the liquidation of the Company. In the event that the over-allotment option was to have been exercised in full, the first quarterly interest distribution to the public shareholders following the closing of the over-allotment was to have been reduced by up to $742,500 to permit the Company to draw from the interest earned on the proceeds in the Trust Account up to an aggregate of $742,500 to replace up to $742,500 of the costs and expenses incurred and paid in connection with the exercise of the over-allotment option, in order to ensure that at all times there is a minimum of $10.00 per unit held in the Trust Account. On September 28, 2007, one-third of the over-allotment option had been exercised; accordingly, the Company is only permitted to draw one-third of the $742,500, or $247,500, from the interest earned on the proceeds in the Trust Account. The expenses that the Company may incur prior to consummation of a business combination may only be paid from the net proceeds of the Public Offering and the Private Placement not held in the Trust Account.

On September 28, 2007, and prior to the consummation of the Public Offering described above, all of the Company’s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All insider warrants issued in the Private Placement are identical to the warrants in the units sold in the Public Offering, except that: (i) subject to certain limited exceptions, none of the warrants are transferable or saleable until after the Company completes a business combination; (ii) the warrants are not subject to redemption if held by the initial holders thereof; and (iii) the warrants may be exercised on a cashless basis if held by the initial holders thereof. A portion of the proceeds from the sale of these insider warrants has been added to the proceeds from the Public Offering held in the Trust Account pending the completion of the Company’s initial business combination, with the balance held outside the Trust Account to be used for working capital purposes. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to management did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.

After the Company signs a definitive agreement for the acquisition of a target business, it will submit such transaction for shareholder approval. In the event that public shareholders owning 35.0% or more of the outstanding stock sold in the offerings vote against the business combination and elect to have the Company redeem their shares for cash, the business combination will not be consummated. All of the Company’s shareholders prior to the offerings, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 5,500,000 founding shares of common stock in accordance with the vote of the majority of shares purchased in the Public Offering with respect to any business combination and to vote any shares they acquire in the Public Offering, or in the aftermarket, in favor of the business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

With respect to the first business combination which is approved and consummated, any holder of shares sold in the Public Offering, other than the Initial Shareholders and their nominees (the “Public Shareholders”), who vote against the business combination may demand that the Company redeem their shares. The per share redemption price will equal $10.00 per share (inclusive of a pro rata portion of the contingent underwriting compensation of $0.225 per share). Accordingly, Public Shareholders holding up to one share less than 35.0% of the aggregate number of shares sold in the offerings, or 8,084,999 shares, may seek redemption of their shares in the event of a business combination.

On September 24, 2007, the Company amended its Amended and Restated Articles of Incorporation and filed its Second Amended and Restated Articles of Incorporation to provide for mandatory liquidation of the Company on September 28, 2009. A proposal to amend this provision may only be submitted to shareholders in connection with any proposed Business Combination pursuant to the terms of the Second Amended and Restated Articles of Incorporation.

4.	Money Market Funds — Held In trust

Money market funds — held in trust at December 31, 2007 consists primarily of an investment in the BlackRock MuniFund with a market value of $232,913,036 and an annualized tax-exempt yield of 3.16% at December 31, 2007.

The BlackRock MuniFund commenced operations on February 4, 1980, and invests in money market instruments: U.S. state and sub-division tax-exempt obligations with remaining maturities of less than 13 months, bonds rated AA, notes rated SP-1/MIG-1, and variable rate demand notes rated VMIG-1. Certain portions of this investment fund may not be covered by insurance.

5.	Notes Payable and Due to Shareholders

On December 14, 2006, the Company issued a series of unsecured promissory notes totaling $350,000 to its Initial Shareholders. The notes bear interest at the rate of 4.0% per annum and were due and payable on the earlier of (i) December 14, 2007 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $11,219, were paid in full on September 28, 2007.

Prior to December 31, 2006, three of the Company’s Initial Shareholders had advanced a total of $75,986 in cash and other expenditures to the Company on a non-interest bearing basis. On January 5, 2007, an additional $25,000 was similarly advanced. On January 12, 2007, these advances were converted into unsecured promissory notes bearing interest at the rate of 4.0% per annum and made due and payable on the earlier of (i) January 12, 2008 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $2,867, were paid in full on September 28, 2007.

6.	Common Stock

The Company is authorized to issue 89,000,000 shares of its common stock with a par value $0.0001 per share. On October 31, 2006, the Company’s Initial Shareholders subscribed to 7,264,893 shares of common stock for a total of $25,000. All subscriptions were paid in full in November 2006.

On February 20, 2007, an aggregate of 1,764,893 shares of common stock were surrendered to the Company for cancellation by the Initial Shareholders on a pro rata basis, thus reducing the common shares outstanding on such date to 5,500,000 shares.

On July 6, 2007, the Company approved a resolution to effect a one and one-half-for-one stock split in the form of a stock dividend, which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

shareholders; on August 6, 2007, the Company approved a resolution to effect a one and one-third-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; and on September 24, 2007, the Company approved a resolution to effect a one and one-tenth-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 500,000 shares of the Company’s common stock to its shareholders. The Company’s financial statements and footnotes thereto give retroactive effect to all such stock splits.

On September 28, 2007, the Initial Shareholders contributed $400,000 to the capital of the Company in the form of legal fees paid on the Company’s behalf.

7.	Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors.

8.	Commitments and Contingencies

Pursuant to the Company’s Second Amended and Restated Articles of Incorporation, the Company is required to make distributions to its public shareholders, equivalent to the interest earned on the trust (less any taxes payable by the Company and exclusive of (i) up to $420,000 of interest earned on Maxim’s deferred underwriting compensation and (ii) up to an aggregate of $742,500 of interest income on the proceeds in the trust account that the Company may draw in the event the over-allotment option is exercised in full) on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or the Company’s liquidation. On January 2, 2008, the Company announced that it would pay its first quarterly distribution of $1,630,791, or $0.0706 per share, on January 15, 2008, to shareholders of record on January 9, 2008. The distribution consisted of interest earned on the Trust Account, less permitted adjustments for interest earned on the deferred underwriting commission of $44,642, and $247,500 relating to the over-allotment option.

The Company will not proceed with a business combination if Public Shareholders owning 35.0% or more of the shares sold in the Public Offering vote against the business combination and exercise their redemption rights. Accordingly, the Company may effect a business combination if Public Shareholders owning up to one share less than 35.0% of the aggregate shares sold in the Public Offering exercise their redemption rights. If this occurred, the Company would be required to redeem for cash up to 8,084,999 shares of common stock, at an expected initial per share redemption price of $10.00. However, the ability of shareholders to receive $10.00 per unit is subject to any valid claims by the Company’s creditors which are not covered by amounts held in the Trust Account or the indemnities provided by the Company’s officers and directors. The expected redemption price per share is greater than each shareholder’s initial pro rata share of the Trust Account of approximately $9.775 per share. Of the excess redemption price, approximately $0.225 per share represents a portion of the underwriters’ contingent fee, which they have agreed to forego for each share that is redeemed. Accordingly, the total deferred underwriting compensation payable to the underwriters in the event of a business combination will be reduced by approximately $0.225 for each share that is redeemed. The balance will be paid from proceeds held in the Trust Account, which are payable to the Company upon consummation of a business combination. Even if less than 35.0% of the shareholders exercise their redemption rights, the Company may be unable to consummate a business combination if such redemption leaves the Company with funds representing less than a fair market value at least equal to 80.0% of the amount in the Trust Account (excluding any deferred underwriting compensation plus interest thereon held for the benefit of Maxim) at the time of such acquisition, which amount is required as a condition to the consummation of the Company’s initial business combination, and the Company may be forced to find additional financing to consummate such a business combination (or a different business combination) or to liquidate.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

On June 21, 2006, the Company engaged Maxim, on a non-exclusive basis, as its agent for the solicitation of the exercise of the warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Securities and Exchange Commission, the Company has agreed to pay the representative for bona fide services rendered a commission equal to 5.0% of the exercise price for each warrant exercised more than one year after the date of the Public Offering if the exercise was solicited by the underwriters.

The Company has agreed to pay to Balthellas Chartering S.A., a company controlled by Panagiotis Zafet, the Company’s Co-Chairman of the Board of Directors and Chief Executive Officer, and Simon Zafet, the Company’s Chief Operating Officer and a director, $7,500 per month for 24 months, for office space and reimbursement of general and administrative expenses, commencing on the date of the Public Offering and terminating upon the date the Company consummates a business combination or liquidates.

On May 23, 2007, the Company entered into a seven-month agreement, automatically renewable for an additional one year, for investor relations and financial media support services for a minimum monthly fee of $4,000 before a business combination, or $7,000 after a business combination.

9.	Registration Rights

The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the Public Offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the Private Placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of their warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquire upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggyback” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the foregoing registration statements.

In the event that a registration statement is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant and in no event will the Company be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised.

The unit purchase option and its underlying securities have been registered under the registration statement for the Public Offering; however, the option also grants holders demand and “piggy back” registration rights for periods of five years and seven years, respectively, from the date of the Public Offering. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the option, other than underwriting commissions incurred and payable by the holders.

SEANERGY MARITIME CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 — (Continued)

10.	Quarterly Results of Operations (Unaudited)

The following table sets forth unaudited quarterly results of operations for the period from August 15, 2006 (Inception) to December 31, 2006 and for the year ended December 31, 2007. This unaudited quarterly information has been derived from the Company’s unaudited financial statements and, in the Company’s opinion, includes all adjustments, including normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2007	2007	2007	2007	2007

Operating expenses	$(2700)	$(405)	$(16,735)	$(427,629)	$(445,039)
Interest income	3,775	2,213	1,121	1,941,083	1,948,192
Interest expense — underwriter	—	—	—	(44,642)	(44,642)
Interest expense — shareholders	(4,315)	(4,498)	(4,448)	—	(13,261)

Net income (loss)	$(810)	$(2,690)	$(20,062)	$1,468,812	$1,445,250

Net income (loss) per common share —
Basic	$(0.00)	$(0.00)	$(0.00)	$0.05	$0.12

Diluted	$(0.00)	$(0.00)	$(0.00)	$0.04	$0.10

Weighted average common shares outstanding —
Basic	6,480,496	5,500,000	6,253,261	28,600,000	11,754,095

Diluted	6,480,496	5,500,000	6,253,261	41,210,513	15,036,283

	Period from		Period from
	August 15,	Three	August 15,
	2006	Months	2006
	(Inception) to	Ended	(Inception) to
	September 30,	December 31,	December 31,
	2006	2006	2006

Operating expenses	$(950)	$(3626)	$(4,576)
Interest income	—	1,028	1,028
Interest expense — shareholders	—	(824)	(824)

Net loss	$(950)	$(3,422)	$(4,372)

Net loss per common share —
Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average common shares outstanding —
Basic and diluted	7,264,893	7,264,893	7,264,893

11.	Subsequent Events (Unaudited)

On January 2, 2008, the Company announced that the record date for public shareholders to receive the Company’s first quarterly distribution was January 9, 2008. The distribution, which was paid on January 15, 2008, consisted of interest earned in the Trust Account, subject to certain permitted adjustments, of $1,630,791 in total or $0.0706 per share for such period.

On January 4, 2008, the Company formed a new subsidiary under the laws of the Marshall Islands named Seanergy Merger Corp.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2008	2007
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$2,108,993	$2,210,726
Money market funds — held in trust	232,623,770	232,923,020
Prepaid expenses and other current assets	54,702	79,978

Total current assets	$234,787,465	$235,213,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$660,530	$587,872
Amounts due to underwriter	5,443,797	5,407,142

Total current liabilities	6,104,327	5,995,014

Common stock subject to possible redemption — 8,084,999 shares at redemption value	80,849,990	80,849,990
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $0.0001 par value; authorized — 1,000,000 shares; issued — none	—	—
Common stock, $0.0001 par value; authorized — 89,000,000 shares; issued and outstanding — 28,600,000 shares, inclusive of 8,084,999 shares subject to possible redemption	2,860	2,860
Additional paid-in capital	146,924,982	146,924,982
Retained earnings	2,536,097	1,440,878
Shareholder distributions	(1,630,791)	—

Total shareholders’ equity	147,833,148	148,368,720

Total liabilities and shareholders’ equity	$234,787,465	$235,213,724

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

			Period from
			August 15, 2006
	Three Months Ended		(Inception) to
	March 31,		March 31, 2008
	2008	2007	(Cumulative)

Operating expenses	$(459,763)	$(270)	$(909,378)
Interest income	1,554,982	3,775	3,459,560
Interest expense — shareholders	—	(4,315)	(14,085)

Net income (loss)	$1,095,219	$(810)	$2,536,097

Net income (loss) per common share —
Basic	$0.04	$(0.00)

Diluted	$0.03	$(0.00)

Weighted average common shares outstanding —
Basic	28,600,000	6,480,496

Diluted	40,896,510	6,480,496

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

			Additional	Retained		Total
	Common Stock		Paid-in	Earnings	Shareholder	Stockholders’
	Shares	Amount	Capital	(Deficit)	Distributions	Equity

Balance, August 15, 2006 (Inception)	—	$—	$—	$—	$—	$—
Sale of shares to founding shareholders at $0.0034 per share	7,264,893	726	24,274	—	—	25,000
Net loss for the period from August 15, 2006 (Inception) to December 31, 2006	—	—	—	(4,372)	—	(4.372)

Balance, December 31, 2006	7,264,893	726	24,274	(4,372)	—	20,628
Shares surrendered and cancelled	(1,764,893)	(176)	176	—	—	—
Sale of shares and warrants in private placement and public offering, net of offering costs of $18,062,268	23,100,000	2,310	227,350,422	—	—	227,352,732
Sale of underwriter’s purchase option	—	—	100	—	—	100
Capital contributed by founding shareholders	—	—	400,000	—	—	400,000
Shares reclassified to “Common stock subject to possible redemption”	—	—	(80,849,990)	—	—	(80,849,990)
Net income for the year ended December 31, 2007	—	—	—	1,445,250	—	1,445,250

Balance, December 31, 2007	28,600,000	2,860	146,924,982	1,440,878	—	148,368,720
Net income for the three months ended March 31, 2008 (Unaudited)	—	—	—	1,095,219	—	1,095,219
Distribution paid to public shareholders at $0.0706 per share (Unaudited)	—	—	—	—	(1,630,791)	(1,630,791)

Balance, March 31, 2008 (Unaudited)	28,600,000	$2,860	$146,924,982	$2,536,097	$(1,630,791)	$147,833,148

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

			Period from
			August 15,
			2006
			(Inception) to
	Three Months Ended		March 31,
	March 31,		2008
	2008	2007	(Cumulative)

Net income (loss)	$1,095,219	$(810)	$2,536,097
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in —
Prepaid expenses and other current assets	25,276	15,000	(54,702)
Increase (decrease) in —
Accounts payable and accrued expenses	72,658	(3,500)	231,493
Accrued interest payable to shareholders	—	4,316	—

Net cash provided by operating activities	1,193,153	15,006	2,712,888

Cash flows from investing activities:
Increase in trust account from interest earned on funds held in trust	(1,542,386)	—	(3,420,764)
Withdrawals from trust account	1,878,291	—	1,878,291
Funds placed in trust account from offerings	—	—	(231,000,000)

Net cash provided by (used in) investing activities	335,905	—	(232,542,473)

Cash flows from financing activities:
Proceeds from initial sale of common stock	—	—	25,000
Gross proceeds from private placement	—	—	14,415,000
Gross proceeds from public offering	—	—	231,000,000
Distribution to public shareholders	(1,630,791)	—	(1,630,791)
Payment of offering costs	—	(128,715)	(11,870,731)
Proceeds from underwriter’s purchase option	—	—	100
Proceeds from shareholders loans	—	—	350,000
Repayment of shareholders loans	—	—	(450,986)
Advances from shareholders, net	—	25,000	100,986

Net cash provided by (used in) financing activities	(1,630,791)	(103,715)	231,938,578

Net increase (decrease) in cash	(101,733)	(88,709)	2,108,993
Cash at beginning of period	2,210,726	355,938	—

Cash at end of period	$2,108,993	$267,229	$2,108,993

Cash paid for:
Interest	$—	—	$14,086

Supplemental disclosure of non-cash financing activities:
Capital contributed by founding shareholders in the form of legal fees paid	$—	$—	$400,000

Increase in accrued offering costs and placement fees	$—	$286,919	$5,791,537

Shareholder advances converted to notes payable	$—	$—	$100,986

Common stock subject to possible redemption	$—	$—	$80,849,990

Par value of common stock surrendered and cancelled	$—	$—	$176

Fair value of unit purchase option issued to underwriters	$—	$—	$7,390,000

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three Months Ended March 31, 2008 and 2007

1.	Basis of Presentation

The condensed consolidated financial statements of Seanergy Maritime Corp. (the “Company”) at March 31, 2008, for the three months ended March 31, 2008 and 2007, and for the period from August 15, 2006 (inception) to March 31, 2008 (cumulative), are unaudited. In the opinion of management, all adjustments (including normal recurring accruals) have been made that are necessary to present fairly the financial position of the Company as of March 31, 2008 and the results of its operations for the three months ended March 31, 2008 and 2007, and for the period from August 15, 2006 (inception) to March 31, 2008 (cumulative), and its cash flows for the three months ended March 31, 2008 and 2007, and for the period from August 15, 2006 (inception) to March 31, 2008 (cumulative). Operating results for the interim periods presented are not necessarily indicative of the results to be expected for a full fiscal year. The condensed balance sheet at December 31, 2007 has been derived from the Company’s audited financial statements.

The statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and other information included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission.

2.	Organization and Proposed Business

Seanergy Maritime Corp. (the “Company”) was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. The Company changed its name to Seanergy Maritime Corp. on February 20, 2007.

At March 31, 2008, the Company had not yet commenced any business operations and is therefore considered a “corporation in the development stage”. All activity through March 31, 2008 related to the Company’s formation and capital raising efforts, as described below. The Company is subject to the risks associated with development stage companies. The Company has selected December 31 as its fiscal year-end.

The Company’s ability to acquire an operating business was contingent upon obtaining adequate financial resources through a private placement in accordance with Regulation S under the Securities Act of 1933, as amended (“Private Placement”) and a public offering (“Public Offering”, and together with the Private Placement, the “Offerings”), which are discussed in Note 4. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offerings, although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a business combination with an operating company. As used herein, a “target business” shall include one or more operating businesses or assets in the maritime shipping industry, or related industries, or a combination thereof, and a “business combination” shall mean the acquisition by the Company of such a target business. There can be no assurances that the Company will be able to successfully effect a business combination.

The Company formed a new wholly-owned subsidiary, Seanergy Merger Corp., under the laws of the Marshall Islands on January 4, 2008.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Seanergy Merger Corp. All intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents and Concentrations of Credit Risk

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its non-trust cash and cash equivalent accounts with a financial institution located in Greece. The balances in such accounts are insured by the Central Bank of Greece up to 20,000 Euros (approximately $31,600 at March 31, 2008). At March 31, 2008, the Company’s uninsured non-trust cash balance amounted to approximately $2,077,400.

The Company maintains its cash and cash equivalent accounts held in trust with a financial institution located in the United States. Such cash and cash equivalents held in trust, at times, may exceed federally insured limits. The Company maintains its cash and cash equivalents held in trust with financial institutions with high credit ratings.

Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company’s condensed consolidated financial statements.

For United States federal income tax purposes, the Company has elected to be classified as a partnership effective January 1, 2007. The Company makes quarterly distributions of interest income earned on the trust account to its Public Shareholders on a pro rata basis (see Note 4). The Company anticipates that substantially all of the funds in the trust account will be invested in tax exempt money market accounts that will generate income, which generally should be exempt from United States federal income tax.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

At March 31, 2008, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 41,116,667 shares of common stock, as follows, of which options to acquire 1,000,000 shares were anti-dilutive at such date.

Insiders warrants	16,016,667
Public warrants	23,100,000
Underwriters purchase option	2,000,000

Total	41,116,667

The calculation of diluted weighted average common shares outstanding for the three months ended March 31, 2008 is based on the average of the closing price of the Company’s common stock as quoted on the American Stock Exchange.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, cash held in trust, prepaid expenses, accounts payable, accrued expenses, due to underwriter, due to shareholders and notes payable to shareholders approximate their respective fair values, due to the short-term nature of these items and the current interest rates payable in relation to current market conditions.

Share-Based Payments

The Company accounts for share-based payments pursuant to Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” (“SFAS No. 123R”). SFAS No. 123R requires all share-based payments, including grants of employee stock options to employees, to be recognized in the financial statements based on their fair values. The Company adopted SFAS No. 123R on August 15, 2006 (Inception) and expects that it could have a material impact on the Company’s condensed consolidated financial statements to the extent that the Company grants stock-based compensation in future periods.

Foreign Currency Translation

The Company’s reporting currency is the United States dollar. Although the Company maintains a cash account with a bank in Greece, it is denominated in United States dollars, and most of the Company’s expenditures have been and are expected to continue to be denominated in United States dollars. Accordingly, the Company has designated its functional currency as the United States dollar.

For amounts not initially designated in United States dollars, asset and liability accounts are translated using the exchange rate in effect at the balance sheet date, and statement of operations accounts are translated using the average exchange rate for each quarterly reporting period.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

Gains or losses resulting from translation adjustments, to the extent material, are included in other income (expense) in the statement of operations.

Reclassification

Certain reclassifications have been made to prior period balances to conform to the March 31, 2008 presentation. Such reclassifications did not have any effect on results of operations.

Adoption of New Accounting Policies

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a formal framework for measuring fair value under Generally Accepted Accounting Principles (“GAAP”). SFAS No. 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. Although SFAS No. 157 applies to and amends the provisions of existing FASB and American Institute of Certified Public Accountants (“AICPA”) pronouncements, it does not, of itself, require any new fair value measurements, nor does it establish valuation standards. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS No. 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. SFAS No. 157 was effective January 1, 2008.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. SFAS No. 159 was effective January 1, 2008.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) makes significant amendments to other Statements and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company has not yet determined the effect on its condensed consolidated financial statements, if any, upon adoption of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”), which revises the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require (i) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, (ii) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently as equity transactions, (iv) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value, with the gain or loss on the deconsolidation of the subsidiary being measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment, and (v) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company has not yet determined the effect on its condensed consolidated financial statements, if any, upon adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and nonderivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 131. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company has not yet determined the effect on its condensed consolidated financial statements, if any, upon adoption of SFAS No. 161.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

4.	Private Placement and Public Offering

On September 28, 2007, the Company, pursuant to its Public Offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.50 per share commencing the later of the completion of a business combination with a target business or one year from the effective date of the Public Offering and expires on September 28, 2011, four years from the date of the offering prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $14.25 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given. Pursuant to the terms of the warrant agreement governing the warrants, in no event will a warrant holder be entitled to receive a net-cash settlement in lieu of physical settlement in shares of common stock in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly, the warrants may never be redeemed and could expire unexercised since a valid registration statement covering the underlying shares of common stock is required in either case, because there is no net-cash settlement. Subsequently, the underwriter notified the Company that it was not going to exercise any of the remaining units as part of its over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007.

The Company agreed to pay the underwriters in the Public Offering an underwriting discount of 3.75% of the gross proceeds and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 2.25% of the gross proceeds. With respect to units sold pursuant to the underwriters’ over-allotment option, the underwriters are to receive an underwriting discount of 2.25% of the gross proceeds and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 3.75% of the gross proceeds. With respect to the 23,100,000 units sold on September 28, 2007, the total contingent underwriting discount was $5,362,500. As of March 31, 2008, the amount due to underwriter consisted of the total contingent underwriting discount of $5,362,500, plus $81,297 of accrued interest, as described at Note 9. At December 31, 2007, the amount due to underwriter consisted of the total contingent underwriting discount of $5,362,500, plus $44,642 of accrued interest.

Pursuant to the underwriting agreement, the Company also paid a 1.0% non-accountable expense allowance, and issued a unit purchase option to Maxim, for $100, to purchase up to a total of 1,000,000 units at $12.50 per unit. Pursuant to the terms of the unit purchase option, under no circumstances will the Company be required to net-cash settle the exercise of the Unit Purchase Option or the underlying warrants. This would be applicable in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly the underlying warrants may never be redeemed and could expire unexercised as a current registration statement covering the underlying shares of common stock is required in either case. Because there is no net-cash settlement, the Company accounted for the fair value of the unit purchase option, inclusive of the receipt of the $100 cash payment, as a cost of the Public Offering, resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $7,390,000 ($7.39 per unit) using a Black- Scholes option-pricing model. The fair value of the unit purchase option granted to Maxim is estimated as of the date of grant using the following assumptions: (1) expected volatility of 100.0%, (2) risk-free interest rate of 5.0% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying warrants and the market price of the units

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

and underlying securities) to exercise the unit purchase option without the payment of any cash. The warrants underlying such units will be exercisable at $6.50 per share.

On September 28, 2007, the closing date of the Offerings, 100% of the proceeds of the Public Offering, which consisted of $231,000,000, including $5,362,500 of contingent underwriting compensation, which will be paid to Maxim if a business combination is consummated, but which will be forfeited in part if the public shareholders elect to have their shares redeemed for cash and in full if a business combination is not consummated, was placed in a trust account at Deutsche Bank Trust Company Americas maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee (“Trust Account”), and invested until the earlier of (i) the consummation of the Company’s first business combination or (ii) the liquidation of the Company. In the event that the over-allotment option was to have been exercised in full, the first quarterly interest distribution to the public shareholders following the closing of the over-allotment was to have been reduced by up to $742,500 to permit the Company to draw from the interest earned on the proceeds in the Trust Account up to an aggregate of $742,500 to replace up to $742,500 of the costs and expenses incurred and paid in connection with the exercise of the over-allotment option, in order to ensure that at all times there is a minimum of $10.00 per unit held in the Trust Account. On September 28, 2007, one-third of the over-allotment option had been exercised; accordingly, the Company is only permitted to draw one-third of the $742,500, or $247,500, from the interest earned on the proceeds in the Trust Account. The expenses that the Company may incur prior to consummation of a business combination may only be paid from the net proceeds of the Public Offering and the Private Placement not held in the Trust Account.

On September 28, 2007, and prior to the consummation of the Public Offering described above, all of the Company’s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All insider warrants issued in the Private Placement are identical to the warrants in the units sold in the Public Offering, except that: (i) subject to certain limited exceptions, none of the warrants are transferable or saleable until after the Company completes a business combination; (ii) the warrants are not subject to redemption if held by the initial holders thereof; and (iii) the warrants may be exercised on a cashless basis if held by the initial holders thereof. A portion of the proceeds from the sale of these insider warrants has been added to the proceeds from the Public Offering held in the Trust Account pending the completion of the Company’s initial business combination, with the balance held outside the Trust Account to be used for working capital purposes. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to management did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.

After the Company signs a definitive agreement for the acquisition of a target business, it will submit such transaction for shareholder approval. In the event that public shareholders owning 35.0% or more of the outstanding stock sold in the offerings vote against the business combination and elect to have the Company redeem their shares for cash, the business combination will not be consummated. All of the Company’s shareholders prior to the offerings, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 5,500,000 founding shares of common stock in accordance with the vote of the majority of shares purchased in the Public Offering with respect to any business combination and to vote any shares they acquire in the Public Offering, or in the aftermarket, in favor of the business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable.

With respect to the first business combination which is approved and consummated, any holder of shares sold in the Public Offering, other than the Initial Shareholders and their nominees (the “Public Shareholders”), who vote against the business combination may demand that the Company redeem their shares. The per share redemption price will equal $10.00 per share (inclusive of a pro rata portion of the contingent underwriting compensation of $0.225 per share). Accordingly, Public Shareholders holding up to one share less than 35.0% of the aggregate

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

number of shares sold in the offerings, or 8,084,999 shares, may seek redemption of their shares in the event of a business combination.

On September 24, 2007, the Company amended its Amended and Restated Articles of Incorporation and filed its Second Amended and Restated Articles of Incorporation to provide for mandatory liquidation of the Company on September 28, 2009. A proposal to amend this provision may only be submitted to shareholders in connection with any proposed Business Combination pursuant to the terms of the Second Amended and Restated Articles of Incorporation.

5.	Money Market Funds — Held In trust

Money market funds — held in trust at March 31, 2008 and December 31, 2007 consist primarily of investments in the BlackRock MuniFund with market values of $232,613,775 and $232,913,036, and annualized tax-exempt yields of 2.72% and 3.16%, respectively.

The BlackRock MuniFund commenced operations on February 4, 1980, and invests in money market instruments: U.S. state and sub-division tax-exempt obligations with remaining maturities of less than 13 months, bonds rated AA, notes rated SP-1/MIG-1, and variable rate demand notes rated VMIG-1. Certain portions of this investment fund may not be covered by insurance.

6.	Notes Payable and Due to Shareholders

On December 14, 2006, the Company issued a series of unsecured promissory notes totaling $350,000 to its Initial Shareholders. The notes bear interest at the rate of 4.0% per annum and were due and payable on the earlier of (i) December 14, 2007 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $11,219, were paid in full on September 28, 2007.

Prior to December 31, 2006, three of the Company’s Initial Shareholders had advanced a total of $75,986 in cash and other expenditures to the Company on a non-interest bearing basis. On January 5, 2007, an additional $25,000 was similarly advanced. On January 12, 2007, these advances were converted into unsecured promissory notes bearing interest at the rate of 4.0% per annum and made due and payable on the earlier of (i) January 12, 2008 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $2,867, were paid in full on September 28, 2007.

7.	Common Stock

The Company is authorized to issue 89,000,000 shares of its common stock with a par value $0.0001 per share. On October 31, 2006, the Company’s Initial Shareholders subscribed to 7,264,893 shares of common stock for a total of $25,000. All subscriptions were paid in full in November 2006.

On February 20, 2007, an aggregate of 1,764,893 shares of common stock were surrendered to the Company for cancellation by the Initial Shareholders on a pro rata basis, thus reducing the common shares outstanding on such date to 5,500,000 shares.

On July 6, 2007, the Company approved a resolution to effect a one and one-half-for-one stock split in the form of a stock dividend, which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; on August 6, 2007, the Company approved a resolution to effect a one and one-third-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; and on September 24, 2007, the Company approved a resolution to effect a one and one-tenth-for-one stock split in the form of a stock dividend which resulted in the issuance of an

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

additional 500,000 shares of the Company’s common stock to its shareholders. The Company’s condensed consolidated financial statements and footnotes thereto give retroactive effect to all such stock splits.

On September 28, 2007, the Initial Shareholders contributed $400,000 to the capital of the Company in the form of legal fees paid on the Company’s behalf.

8.	Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors.

9.	Commitments and Contingencies

Pursuant to the Company’s Second Amended and Restated Articles of Incorporation, the Company is required to make distributions to its public shareholders, equivalent to the interest earned on the trust (less any taxes payable by the Company and exclusive of (i) up to $420,000 of interest earned on Maxim’s deferred underwriting compensation and (ii) up to an aggregate of $742,500 of interest income on the proceeds in the trust account that the Company may draw in the event the over-allotment option is exercised in full) on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or the Company’s liquidation.

On January 2, 2008, the Company announced that it would pay its first quarterly distribution of $1,630,791, or $0.0706 per share, on January 15, 2008, to shareholders of record on January 9, 2008. The distribution consisted of interest earned on the Trust Account, less permitted adjustments for interest earned on the deferred underwriting commission of $44,642, and $247,500 relating to the over-allotment option.

On April 1, 2008, the Company announced that it would pay its regular quarterly distribution for the three months ended March 31, 2008, in the amount of $1,542,349, or $0.0668 per share, on April 9, 2008, to shareholders of record on April 15, 2008. The distribution for the three months ended March 31, 2008 consisted of interest earned on the Trust Account, less a permitted adjustment for interest earned on the deferred underwriting commission of $36,653.

The Company will not proceed with a business combination if Public Shareholders owning 35.0% or more of the shares sold in the Public Offering vote against the business combination and exercise their redemption rights. Accordingly, the Company may effect a business combination if Public Shareholders owning up to one share less than 35.0% of the aggregate shares sold in the Public Offering exercise their redemption rights. If this occurred, the Company would be required to redeem for cash up to 8,084,999 shares of common stock, at an expected initial per share redemption price of $10.00. However, the ability of shareholders to receive $10.00 per unit is subject to any valid claims by the Company’s creditors which are not covered by amounts held in the Trust Account or the indemnities provided by the Company’s officers and directors. The expected redemption price per share is greater than each shareholder’s initial pro rata share of the Trust Account of approximately $9.775 per share. Of the excess redemption price, approximately $0.225 per share represents a portion of the underwriters’ contingent fee, which they have agreed to forego for each share that is redeemed. Accordingly, the total deferred underwriting compensation payable to the underwriters in the event of a business combination will be reduced by approximately $0.225 for each share that is redeemed. The balance will be paid from proceeds held in the Trust Account, which are payable to the Company upon consummation of a business combination. Even if less than 35.0% of the shareholders exercise their redemption rights, the Company may be unable to consummate a business combination if such redemption leaves the Company with funds representing less than a fair market value at least equal to 80.0% of the amount in the Trust Account (excluding any deferred underwriting compensation plus interest thereon held for the benefit of Maxim) at the time of such acquisition, which amount is required as a condition to the consummation of

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
Three Months Ended March 31, 2008 and 2007

the Company’s initial business combination, and the Company may be forced to find additional financing to consummate such a business combination (or a different business combination) or to liquidate.

On June 21, 2006, the Company engaged Maxim, on a non-exclusive basis, as its agent for the solicitation of the exercise of the warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Securities and Exchange Commission, the Company has agreed to pay the representative for bona fide services rendered a commission equal to 5.0% of the exercise price for each warrant exercised more than one year after the date of the Public Offering if the exercise was solicited by the underwriters.

The Company has agreed to pay to Balthellas Chartering S.A., a company controlled by Panagiotis Zafet, the Company’s Co-Chairman of the Board of Directors and Chief Executive Officer, and Simon Zafet, the Company’s Chief Operating Officer and a director, $7,500 per month for 24 months, for office space and reimbursement of general and administrative expenses, commencing on the date of the Public Offering and terminating upon the date the Company consummates a business combination or liquidates.

On May 23, 2007, the Company entered into a seven-month agreement, automatically renewable for an additional one year, for investor relations and financial media support services for a minimum monthly fee of $4,000 before a business combination, or $7,000 after a business combination.

10.	Registration Rights

The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the Public Offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the Private Placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of their warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquire upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggyback” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the foregoing registration statements.

In the event that a registration statement is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant and in no event will the Company be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised.

The unit purchase option and its underlying securities have been registered under the registration statement for the Public Offering; however, the option also grants holders demand and “piggy back” registration rights for periods of five years and seven years, respectively, from the date of the Public Offering. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the option, other than underwriting commissions incurred and payable by the holders.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders:
Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp.,
Kalistos Maritime S.A. and Kalithea Maritime S.A.

We have audited the accompanying combined balance sheets of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. (together the “Group”) as of December 31, 2007 and 2006, and the related combined statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

As discussed in Note 1 of the combined financial statements, the combined financial statements present the aggregated financial information of the six vessel-owning companies and an allocation of long-term debt. The combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations, or cash flows had the Group operated as a separate entity during the period presented or for future periods.

/s/ KPMG Certified Auditors A.E.

Athens, Greece
June 16, 2008

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Balance Sheets
December 31, 2007 and 2006

	Note	2007	2006
	In thousands of US dollars

Assets
Vessels, net	7	244,801	114,487
Due from related parties	19	—	480

Total non-current assets		244,801	114,967

Inventories	8	223	212
Trade accounts receivable and other assets	9	928	343
Due from related parties	19	5,833	3,841
Cash and cash equivalents	10	21	1,446

Total current assets		7,005	5,842

Total assets		251,806	120,809

Equity
Capital contributions	11	40,865	36,960
Revaluation reserve	7	154,384	25,119
Retained earnings		4,408	6,980

Total equity		199,657	69,059

Liabilities
Long-term debt, net	12	38,580	41,354

Total non-current liabilities		38,580	41,354

Current portion of long-term debt, net	12	9,750	8,420
Trade accounts payable	13	1,180	604
Accrued expenses	14	1,098	352
Deferred revenue		781	651
Due to related parties	19	720	353
Accrued interest expense		40	16

Total current liabilities		13,569	10,396

Total equity and liabilities		251,806	120,809

The notes on pages F-36 to F-55 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Income
For the three years ended December 31, 2007

	Note	2007	2006	2005
		In thousands of US dollars

Revenue from vessels		32,297	15,607	17,016
Revenue from vessels — related party	19	3,420	10,740	10,140

		35,717	26,347	27,156
Direct voyage expenses	3	(82)	(64)	(139)

		35,635	26,283	27,017
Expenses:
Crew costs	4	(2,803)	(2,777)	(1,976)
Management fees — related party	19	(782)	(752)	(644)
Other operating expenses	5	(3,228)	(2,842)	(3,085)
Depreciation	7	(12,625)	(6,567)	(6,970)
Impairment reversal/(loss)	7	—	19,311	(19,311)

Results from operating activities		16,197	32,656	(4,969)
Finance income	6	143	132	24
Finance expense	6	(2,980)	(3,311)	(2,392)

Net finance cost		(2,837)	(3,179)	(2,368)

Net profit/(loss) for the year		13,360	29,477	(7,337)

The notes on pages F-36 to F-55 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Changes in Equity
For the three years ended December 31, 2007

			(Accumulated
			Deficit)/
	Capital	Revaluation	Retained
	Contributions	Reserve	Earnings	Total
	In thousands of US dollars

Balance at January 1, 2005	12,817	—	(3)	12,814
Net (loss) for the year	—	—	(7,337)	(7,337)

Total recognized income and expense	—	—	(7,337)	(7,337)
Capital contributions	15,980	—	—	15,980
Dividends paid	—	—	(3,319)	(3,319)

Balance at December 31, 2005	28,797	—	(10,659)	18,138

Net profit for the year	—	—	29,477	29,477
Revaluation of vessels	—	25,119	—	25,119

Total recognized income and expense	—	25,119	29,477	54,596
Capital contributions	8,163	—	—	8,163
Dividends paid	—	—	(11,838)	(11,838)

Balance at December 31, 2006	36,960	25,119	6,980	69,059

Net profit for the year	—	—	13,360	13,360
Revaluation of vessels	—	129,265	—	129,265

Total recognized income and expense	—	129,265	13,360	142,625
Capital contributions	3,905	—	—	3,905
Dividends paid	—	—	(15,932)	(15,932)

Balance at December 31, 2007	40,865	154,384	4,408	199,657

The notes on pages F-36 to F-55 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Cash Flows
For the three years ended December 31, 2007

	2007	2006	2005
	In thousands of US dollars

Cash flows from operating activities
Net profit/(loss)	13,360	29,477	(7,337)
Adjustments for:
Depreciation	12,625	6,567	6,970
Impairment loss on trade accounts receivable and due from related parties	—	870	—
Impairment (reversal) loss on vessels	—	(19,311)	19,311
Interest expense	2,914	3,272	2,371
Interest income	(143)	(132)	(13)

	28,756	20,743	21,302
Due from related parties	(1,512)	1,589	6,726
Inventories	(11)	(56)	(156)
Trade accounts and other receivables	(585)	(216)	(768)
Trade accounts payable	576	96	488
Accrued expenses	746	178	174
Deferred revenue	130	(260)	911
Due to related parties	367	352	(144)

	28,467	22,426	28,533
Interest paid	(2,890)	(3,265)	(2,364)

Net cash from operating activities	25,577	19,161	26,169

Cash flows from investing activities
Interest received	143	132	13
Additions for vessels	(12,685)	(5,038)	(86,706)
Dry-docking costs	(989)	(1,568)	(18)

Net cash used in investing activities	(13,531)	(6,474)	(86,711)

Cash flows from financing activities
Dividends paid	(15,932)	(11,838)	(3,319)
Capital contributions	3,905	8,163	15,980
Proceeds from long-term debt	8,400	—	55,070
Repayment of long-term debt	(9,844)	(7,573)	(7,182)

Net cash (used in) provided from financing activities	(13,471)	(11,248)	60,549

Net (decrease)/increase in cash and cash equivalents	(1,425)	1,439	7
Cash and cash equivalents at January 1	1,446	7	—

Cash and cash equivalents at December 31	21	1,446	7

The notes on pages F-36 to F-55 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements
December 31, 2007 and 2006
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

1	Business and basis of presentation

(a)	General

On May 20, 2008, companies affiliated with members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. (“Seanergy”) for $25 million in cash from existing shareholders and officers of Seanergy (the “Founders”) via the acquisition of 2,750,000 shares (the “Shares”) of the common stock (the “Common Stock”) of Seanergy and 8,008,334 warrants to purchase shares of Seanergy’s Common Stock (the “Warrants” and collectively with the Shares, the “Securities”). The Common Stock is subject to an Escrow Agreement dated September 24, 2007 entered into by the Founders pursuant to which the Shares remain in escrow with an escrow agent until the date that is 12 months after the consummation of a business combination such as that discussed in Note 20(d) (the “Business Combination”). The Warrants are subject to a Lock-Up Agreement dated September 24, 2007 (the “Lock-Up”) also entered into by the Founders pursuant to which the Warrants would not be transferred until the consummation of the Business Combination. On June 5, 2008 and June 10, 2008, a further 413,000 shares and 200,000 shares of common stock, respectively, were acquired by companies affiliated with members of the Restis family on the open market, thereby bringing their total interest in Seanergy to 11.76%. However the voting rights associated with the Securities are governed by a voting agreement. Also on May 20, 2008 Seanergy, a Marshall Islands Corporation and its subsidiary Seanergy Merger Corp., a Marshall Islands Corporation (“Buyer”) entered into a Master Agreement pursuant to which the Buyer has agreed to purchase for an aggregate purchase price of: (i) $367,030 in cash; (ii) $28,250 in the form of a promissory note convertible to 2,260,000 shares of Buyer’s common stock at $12.50 per share; and (iii) up to 4,308,750 shares of Buyer’s common stock if Buyer achieves certain earnings before interest, tax and depreciation thresholds, six dry bulk vessels from companies associated with members of the Restis family, which include four second hand vessels and two newbuildings, one of which was delivered on May 20, 2008 (see Note 20(c)). In connection with the foregoing, Seanergy entered into six Memoranda of Agreement with the vessel-owning companies indicated below.

The combined financial statements include the assets, liabilities and results of operations of the vessel-owning companies which include the second-hand dry bulk carriers and the two newbuildings (Hull KA 215 and Hull KA 216) (together “the Group”). The vessel-owning companies which include the two newbuildings reflect no trading activities for all periods presented.

The combined financial statements include the following vessel-owning companies:

	Country	Date	Vessel Name	Date
Vessel-owning Company	of Incorporation	of Incorporation	or Hull Number	of Delivery

Goldie Navigation Ltd.	Marshall Islands	November 23, 2004	African Zebra	January 3, 2005
Pavey Services Ltd.	British Virgin Islands	October 29, 2004	Bremen Max	January 26, 2005
Shoreline Universal Ltd.	British Virgin Islands	November 25, 2004	Hamburg Max	April 1, 2005
Valdis Marine Corp.	Marshall Islands	November 3, 2004	African Oryx	April 4, 2005
Kalistos Maritime S.A.	Marshall Islands	February 16, 2004	KA 215	Note 20(c)
Kalithea Maritime S.A.	Marshall Islands	February 16, 2004	KA 216	—

The vessel-owning companies with the second hand dry bulk vessels above are subsidiaries of Lincoln Finance Corp. (Lincoln), which in turn is a wholly-owned subsidiary of Nouvelle Enterprises (Nouvelle). The vessel-owning companies with the newbuildings (Hull numbers KA 215 and KA 216) are indirect wholly-owned subsidiaries of First Financial Corporation (First). First is the controlling shareholder of the six vessel-owning companies. Lincoln, Nouvelle and First are incorporated under the laws of the Republic of the Marshall Islands with registered offices at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands and are owned by members of the Restis family.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

The technical management of the Group is performed by Enterprises Shipping & Trading Company (EST), a corporation situated in Liberia, beneficially owned by certain members of the Restis family. EST provides the Company and other related vessel-owning companies with a wide range of shipping services that include technical support and maintenance, insurance advice, financial and accounting services for a fixed fee (refer to Note 19).

As of December 31, 2007 and 2006, the Group does not employ any executive officers or personnel other than crew aboard the vessels. The Directors of the six vessel-owning companies do not receive remuneration for the services they provide.

(b)	Basis of presentation

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These combined financial statements reflect all of the assets, liabilities, revenues and expenses and cash flows of the Group for all periods presented. These combined financial statements exclude the assets, liabilities, revenues, expenses and cash flows that do not belong to the Group. The combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations or cash flows had the Group operated as a separate entity during the periods presented or for future periods.

The companies of the Group are included in the consolidated financial statements of Lincoln and First, however these companies are independent legal entities with separate accounting records. The companies of this Group have applied the same accounting policies as when they were included in the consolidated financial statements of Lincoln and First, respectively. Therefore, in these combined financial statements, all expenses, revenues, assets and liabilities refer specifically to the Group had it operated on a standalone basis and no allocation methodology for expenses or assets and liabilities was required, except for the long-term debt (refer to Note 12). Management believes the assumptions underlying the combined financial statements are reasonable. For the purposes of the transaction the balance sheet, statement of income, statement of changes in equity and statement of cash flows have been presented on a combined basis for a three-year period.

(c)	Statement of compliance

The combined financial statements were approved by the Directors of the Group on [June 12,] 2008.

(d)	Basis of measurement and functional presentation currency

These combined financial statements are prepared on the historical cost basis, except for the vessels which are measured at fair value. The combined financial statements are presented in US dollars ($), which is the functional currency of the vessel-owning companies in the Group. All financial information presented in US dollars has been rounded to the nearest thousand.

(e)	Use of estimates and judgments

The preparation of these combined financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the combined financial statements, are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and on trade accounts receivable.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

2	Significant accounting policies

A summary of the significant accounting policies used in the presentation of the accompanying combined financial statements is presented below:

(a)	Principles of combination

The combined financial statements include the combined assets, liabilities and results of operations for the six vessel-owning companies (see Note 1).

Intercompany balances, transactions and unrealized gains and losses on transactions between the companies included in these combined financial statements have been eliminated in full.

All intercompany balances with entities outside the Group but which were originally included in the consolidated financial statements of Lincoln and First have not been eliminated and are presented as balances and transactions with related parties.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency using the exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Foreign currency differences arising on translation are recognized in the combined statement of income.

(c)	Vessels

Vessels are originally recorded at cost less accumulated depreciation and accumulated impairment losses.

Vessel cost includes the contract price of the vessel and expenditure that is directly attributable to the acquisition of the vessel (initial repairs, delivery expenses and other expenditure to prepare the vessel for its initial voyage) and borrowing costs incurred during the construction period.

When parts of a vessel have different useful lives, they are accounted for as separate items (major components) of the vessels (see Note 2(d)).

Subsequent expenditures for major improvements are also recognized in the carrying amount if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Routine maintenance and repairs are recognized in the combined statement of income as incurred.

Vessels are subsequently measured at fair value on an annual basis. Increases in the individual vessel’s carrying amount as a result of the revaluation is recorded in recognized income and expense and accumulated in equity under the caption revaluation surplus. The increase is recorded in the combined statements of income to the extent that it reverses a revaluation decrease of the related asset. Decreases in the individual vessel’s carrying amount is recorded in the combined statements of income as a separate line item. However, the decrease is recorded in recognized income and expense to the extent of any credit balance existing in the revaluation surplus in respect of the related asset. The decrease recorded in recognized income and expense reduces the amount accumulated in equity under the revaluation surplus. The fair value of a vessel is determined through market value appraisal, on the basis of a sale

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics.

Depreciation is recognized in the combined statement of income on a straight line basis over the individual vessel’s remaining estimated useful life, after considering the estimated residual value. Each vessel’s residual value is equal to the product of its light-weight tonnage and estimated scrap rate.

Management estimates the useful life of the new vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. Depreciation, useful lives and residual values are reviewed at each reporting date.

A vessel is derecognized upon disposal or when no future economic benefits are expected from its use. Gains or losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the vessel and are recognized in the combined statement of income.

(d)	Dry-docking costs

From time to time the Group’s vessels are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the vessels are in operation are generally performed. The Group defers the costs associated with dry-docking as they are incurred by capitalizing them together with the cost of the vessel. The Group then depreciates these costs on a straight-line basis over the year until the next scheduled dry-docking, generally 2.5 years. In the cases whereby the dry-docking takes place earlier than in 2.5 years, the carrying amount of the previous dry-docking is derecognized. In the event of a vessel sale, the respective carrying values of dry-docking costs are written-off at the time of sale to the combined statement of income.

At the date of acquisition of a second-hand vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the Group, and this component is depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

(e)	Financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, long term debt and trade accounts payable. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as explained in notes (f) to (j) below.

The Group does not have any derivative financial instruments.

(f)	Trade accounts receivable

Trade accounts receivable are stated at their amortized cost using the effective interest method, less any impairment losses.

(g)	Insurance claim

The Group recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Group’s vessels suffer insured damages. Recoveries from insurance companies for the claims are provided if the amounts are virtually certain to be received. Claims are submitted to the insurance company, which may increase or decrease the claim’s amount. Such adjustments are recorded in the year they become virtually certain and were not material to the Group’s combined financial position or results of operation in 2007, 2006 and 2005.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

(h)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and certificates of deposit (term deposits) with original maturity of three months or less.

(i)	Trade and other amounts payable

Trade and other amounts payable are stated at amortized cost.

(j)	Long-term debt

Long-term debt is initially recognized at the fair value of the consideration received and is recorded net of issue costs directly attributable to the borrowing. After initial recognition, issue costs are amortized using the effective interest rate method and are recorded as finance expense in the combined statement of income.

(k)	Inventories

Inventories (lubricants) are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle.

(l)	Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the combined statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the combined statement of income.

(m)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily vessels, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Vessels are individually tested for impairment (see Note 7).

The recoverable amount of vessels is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverability for vessels is measured by comparing the carrying amount, including unamortized dry-docking and special survey costs, to the greater of fair value (see note 2(c)) less costs to sell or value in use. An impairment loss is recognized if the carrying amount of the vessel exceeds its estimated recoverable amount. Impairment losses are recognized in the combined statement of income.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists as a result of events or changes to conditions occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that had been recognized (see Note 7).

(n)	Dividends

There are no legal requirements to hold a shareholders’ meeting, nor is there a requirement in the vessel-owning companies’ Articles of Incorporation or Bylaws to distribute dividends. Dividends may be declared or paid out of profits resulting from current or preceding years. Thus the decision to distribute dividends is made by management of the Group and they are therefore recognized as a liability in the period in which they are declared by management.

(o)	Provisions

A provision is recognized as a result of a past event when the Group has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and the risks specific to the liability.

(p)	Employee benefits

The Group has no obligations to defined contribution or defined benefit plans. Short-term employee benefits are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(q)	Revenue

The Group generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time-charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized and it is earned, rateably over the duration of the year of time-charter.

Deferred revenue represents invoices issued, or cash received in advance for services not yet rendered.

(r)	Vessel voyage and other operating expenses

Vessel voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter are paid for by the charterer under time-charter arrangements. Vessel voyage and other operating expenses are expensed as incurred.

(s)	Finance income and expenses

Finance income comprises of interest income on funds invested and foreign currency gains. Interest income is recognized as it accrues, using the effective interest method.

Finance expense comprises of interest expense on borrowings, foreign currency losses and impairment losses on recognized financial assets. All borrowing costs are recognized in the combined statement of income using the effective interest method.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

(t)	Income tax

Under the laws of the countries of the vessel-owning companies’ incorporation and/or vessels’ registration, the vessel-owning companies are not subject to tax on international shipping income but are subject only to certain minor registration and tonnage taxes that are charged to operating expenses as incurred. The vessel-owning companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto, unless exempt from United States federal income taxation. If the vessel-owning companies do not qualify for the exemption from tax, they will be subject to a 4% tax on its U.S. source income, imposed without the allowance for any deductions. For these purposes, U.S. source shipping income means 50% of the shipping income that will be derived by the vessel-owning companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The vessel-owning companies did not incur any U.S. source shipping income in 2007, 2006 and 2005. Therefore, the Group does not have any current income tax or deferred taxes as of December 31, 2007, 2006 and 2005.

(u)	Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from the other segments. The Group reports financial information and evaluates its operations by charter revenues and not, for example, by a) the length of ship employment for its customers or b) the size of vessel. The Group does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charter is free to trade the vessel worldwide and, as a result the disclosure of geographic information is impracticable. Also, as management of the Group monitors its results per revenue and not by customer, the geographical location of the customer is not relevant for segment information.

(v)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these financial statements:

(i) IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the financial statements of 2009, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The Group is evaluating the impact of this standard on the combined financial statements.

(ii) Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Currently, the Group capitalizes interest on the construction of the vessels and therefore the revised IAS 23 which will become mandatory for the Group’s 2009 financial statements is not expected to have a significant effect on the Group’s financial statements.

(iii) IFRIC 11 IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group’s 2008 financial statements, with retrospective application required. This standard is not expected to have any significant impact on the combined financial statements as it is not relevant to the Group’s operations.

(iv) IFRIC 12 Service Concession Arrangements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for the Group’s 2008 financial statements, is not expected to have any effect on the combined financial statements as it is not relevant to the Group’s operations.

(v) IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 financial statements, is not expected to have any impact on the combined financial statements.

(vi) IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the Group’s 2008 financial statements, with retrospective application required. IFRIC 14 is not expected to have any effect on the combined financial statements.

(vii) Revision to IAS 1, Presentation of Financial Statements: The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from ‘non-owner’ changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Management is currently assessing the impact of this revision on the Group’s financial statements.

(viii) Revision to IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements: This standard is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted. However, this standard will be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. If an entity applies this standard before July 1, 2009, it will be required to disclose that fact and apply IAS 27 (as amended in 2008) at the same time. The main changes to the existing standards include: (i) minority interests (now called non-controlling interests) are measured either as their proportionate interest in the net identifiable assets (the existing IFRS 3 requirement) or at fair value; (ii) for step acquisitions, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired (therefore there is no longer the requirement to measure assets and liabilities at fair value at each step to calculate a portion of goodwill); (iii) acquisition-related costs are generally recognized as expenses (rather than included in goodwill); (iv) contingent consideration must be recognized and measured at fair value at acquisition date with any subsequent changes in fair value recognized usually in the profit or loss (rather than by adjusting goodwill) and (v) transactions with non-controlling

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

interests which do not result in loss of control are accounted for as equity transactions. Management is currently assessing the impact that these revisions will have on the Group.

(ix) Revision to IFRS 2 Share-based Payment: The revision is effective for annual periods on or after January 1, 2009 and provides clarification for the definition of vesting conditions and the accounting treatment of cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or other parties, should receive the same accounting treatment. The Group does not expect this standard to affect its combined financial statements as currently there are no share-based payment plans.

3	Direct voyage expenses

	2007	2006	2005

Classification fees and surveys	8	6	33
Bunkers expenses	40	25	40
Port expenses	9	15	24
Tugs	2	3	27
Commission and fees	13	8	14
Insurance and other voyage expenses	10	7	1

	82	64	139

4	Crew costs

	2007	2006	2005

Basic and supplementary wages	1,162	1,183	920
Overtime	633	635	500
Vacation	342	338	200
Bonus	448	88	48
Other crew expenses	218	533	308

	2,803	2,777	1,976

Crew costs represents the amounts due to the crew on board the vessels under short-term contracts, i.e. no more than 9 months. The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

5	Other operating expenses

	2007	2006	2005

Chemicals and lubricants	1,432	1,192	1,151
Repairs and maintenance	1,176	1,055	740
Insurance	566	558	424
Administration expenses for vessels	54	37	54
Reimbursement to time charters	—	—	716

	3,228	2,842	3,085

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

Reimbursements to time charters represent a fee for cancellation of contracts.

6	Financial income and expense

	2007	2006	2005

Financial income:
Interest income	143	132	13
Foreign exchange gain	—	—	11

	143	132	24

Financial expense:
Interest expense	2,914	3,272	2,371
Amortization of finance costs	59	22	21
Foreign exchange loss	7	17	—

	2,980	3,311	2,392

Net finance cost	2,837	3,179	2,368

7	Vessels

		Advances to
		Shipyards for
		Vessels Under
Cost	Vessels	Construction	Dry-docking	Total

Balance at January 1, 2006	76,970	—	18	76,988
Additions	116	4,922	1,568	6,606
Revaluation	25,119	—	—	25,119
Reversal of impairment loss	19,311	—	—	19,311

Balance at December 31, 2006	121,516	4,922	1,586	128,024
Additions	24	12,661	989	13,674
Revaluation	129,265	—	—	129,265

Balance at December 31, 2007	250,805	17,583	2,575	270,963

Accumulated depreciation
Balance at January 1, 2006	(6,970)	—	—	(6,970)
Depreciation	(6,083)	—	(484)	(6,567)

Balance December 31, 2006	(13,053)	—	(484)	(13,537)
Depreciation	(11,795)	—	(830)	(12,625)

Balance December 31, 2007	(24,848)	—	(1,314)	(26,162)

Net book value January 1, 2006	70,000	—	18	70,018

Net book value December 31, 2006	108,463	4,922	1,102	114,487

Net book value December 31, 2007	225,957	17,583	1,261	244,801

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

During the year ended December 31, 2005, four vessel-owning companies took delivery of their vessels (African Zebra, Bremen Max, Hamburg Max and African Oryx). The total acquisition price amounted to $96,282, of which $9,576 was paid as an advance in 2004.

The estimated remaining useful lives of the Group’s vessels is between 3 to 16 years as of December 31, 2007.

Vessels are measured at fair value at year end. At December 31, 2005 the fair value of the individual vessels indicated that the carrying value of the individual vessels was impaired and as a result the Group recognized an impairment loss of $19,311 which is recorded as a separate line item in the combined statement of income since there was no revaluation surplus recorded in the combined statement of changes in equity (see note 2(c)). At December 31, 2006, due to the changing market conditions, the fair value exceeded the carrying value by $44,430 and accordingly an amount of $19,311 was recorded as a separate line item in the combined statement of income since it revered a revaluation decrease recorded in the previous year. The remaining surplus of $25,119 is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity. At December 31, 2007 due to the prevailing positive market conditions, the fair value of the individual vessels exceeded the carrying amount and a revaluation surplus of $129,265 arose and is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity.

Kalistos Maritime S.A. and Kalithea Maritime S.A. have entered into shipbuilding contracts with a shipyard for the construction of two newbuildings with the expected delivery dates in 2008 (refer to Note 20(c) and 2009, respectively. As of December 31, 2007 Kalistos Maritime S.A. and Kalithea Maritime S.A. were committed to the construction of these two vessels at a total contract cost of $47,640. Payments against the contract cost through December 31, 2007 and 2006 totaled $12,000 and $4,800, respectively, and are included under the caption advances to shipyards for vessels under construction. Capitalized interest included under the caption advances to shipyards for vessels under construction as of December 31, 2007 and 2006 amounted to $249 and nil, respectively.

8	Inventories

	2007	2006

Lubricants	223	209
Other	—	3

	223	212

9	Trade accounts receivable and other assets

	2007	2006

Charterers	1,237	717
Insurance claims	22	26
Prepayments for insurance premiums	238	209
Agents	48	33
Other	43	18

	1,588	1,003
Impairment loss (Note 15(b))	(660)	(660)

	928	343

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

10	Cash and cash equivalents

	2007	2006

On demand	21	506
Term deposits	—	940

	21	1,446

11	Capital contributions

The amounts shown in the combined balance sheet as capital contributions represents payments made by the shareholders at various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

The authorized share capitals of the companies that comprise the Group are analyzed as follows:

Vessel-owning companies	Number of Shares	Par Value per Share

Goldie Navigation Ltd.	500	—
Pavey Services Ltd.	50,000	$1
Shoreline Universal Ltd.	50,000	$1
Valdis Marine Corp.	500	—
Kalistos Maritime S.A.	500	—
Kalithea Maritime S.A.	500	—

12	Long-term debt

Long-term debt is analyzed as follows:

Borrower	2007	2006

Goldie Navigation Ltd.	5,858	7,279
Valdis Marine Corp.	8,576	10,684
Pavey Services Ltd.	12,134	15,124
Shoreline Universal Ltd.	13,390	16,687
Kalistos Maritime S.A.	5,026	—
Kalithea Maritime S.A.	3,346	—

Total	48,330	49,774
Less: Current portion	9,750	8,420

Long-term portion	38,580	41,354

The long-term debt, denominated in US Dollars, of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the amounts allocated to each vessel-owning company from the syndicated loan of $500,000 concluded on December 24, 2004 for the purchase of 32 vessels by each of 32 vessel-owning companies, with Lincoln and Nouvelle as corporate guarantors (the syndicated loan). The syndicated loan was allocated to each vessel-owning company based upon each vessel’s acquisition cost. The Group adjusts the amount outstanding each time one of the vessels in the syndicated loan is sold without repayment of the associated debt or a portion of the loan is paid and allocates it proportionately to the remaining vessels.

The long-term debt initially allocated to each vessel-owning company represents approximately 67.5% of the vessel acquisition cost. The syndicated loan is payable in variable principal installments plus interest at variable

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

rates (LIBOR plus a spread of 0.875%) with an original balloon installment of $45,500 in March 2015. The balloon installment outstanding as of December 31, 2007 amounted to $26,153. The terms and conditions of the long-term debt for each vessel-owning company are the same as the syndicated loan (see Note 20(h)).

The long-term debt is secured by a mortgage on the vessels, a corporate guarantee of Lincoln and Nouvelle, and assignments on earnings, insurance and requisition compensation of the mortgaged vessel.

As of December 31, 2007 and 2006 the long-term debt of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the allocated amount of the remaining balance of the syndicated loan after taking into account vessel sales.

Details of the long-term debt, for each of the vessel-owning companies is as follows:

Goldie Navigation Ltd.:  The allocated initial amount for Goldie Navigation Ltd. was $9,460 to partly finance the acquisition of vessel African Zebra. At December 31, 2006, the outstanding balance was $7,306 ($7,279 net of deferred direct cost) payable in three equal quarterly principal installments of $422 and in thirty equal quarterly principal installments of $174 plus interest at floating rates (LIBOR plus a spread of 0.875%) with a balloon installment of $824 due in 2015. At December 31, 2007, the outstanding balance was $5,881 ($5,858 net of principal repayment of $1,425 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $174 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $861 due in 2015.

Valdis Marine Corp.:  The allocated initial amount for Valdis Marine Corp. was $13,852 to partly finance the acquisition of vessel African Oryx. At December 31, 2006, the outstanding balance was $10,724 ($10,684 net of deferred direct cost) payable in three equal quarterly principal installments of $619 and in thirty equal quarterly principal installments of $253 plus interest at floating rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,262 due in 2015. At December 31, 2007, the outstanding balance was $8,612 ($8,576 net of principal repayment of $2,114 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $254 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,261 due in 2015.

Pavey Services Ltd.:  The allocated initial amount for Pavey Services Ltd. was $19,595 to partly finance the acquisition of vessel Bremen Max. At December 31, 2006, the outstanding balance of $15,179 ($15,124 net of deferred direct cost) was payable in three equal quarterly principal installments of $880 and in thirty equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,779 due in 2015. At December 31, 2007, the outstanding balance was $12,182 ($12,134 net of principal repayments of $3,000 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,783 due in 2015.

Shoreline Universal Ltd.:  The allocated initial amount for Shoreline Universal Ltd. was $21,622 to finance the acquisition of the vessel Hamburg Max. At December 31, 2006, the outstanding balance of $16,747 ($16,687 net of deferred direct cost) was payable in three equal quarterly principal installments of $973 and in thirty equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,943 due in 2015. At December 31, 2007, the outstanding balance was $13,443 ($13,390 net of principal repayments of $3,305 in 2007 and direct cost) payable in twenty-nine equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,968 due in 2015.

The original loan agreements for all of the vessels include covenants deriving from the syndicated loan that require the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks. The corporate guarantors are

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

required to have minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis of no less than $30,000, leverage ratio (defined as Debt to Total assets) not higher than 0.7:0.1 and net worth (total assets less the amount of the consolidated debt) not less than $250,000. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. The individual vessel-owning companies and the corporate guarantors are in compliance with the debt covenants as of December 31, 2007.

On June 23, 2006 Kalistos Maritime S.A., Kalithea Maritime S.A. and a third affiliated vessel-owning company entered into a loan facility of up to $20,160 and a guarantee facility of up to $28,800 each to be used to partly finance and guarantee the payment to the shipyards for the newbuilding.

Kalistos Maritime S.A.:  Kalistos Maritime S.A. loan facility is for up to $6,720, plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of the Hull KA 215. Gross drawdowns against this facility in 2007 and 2006 amounted to $5,040 and nil, respectively ($5,026 in total, net of deferred direct costs). The loan is repayable in full at the earlier of December 18, 2008 and the date the newbuilding is delivered by the shipyard. The loan was repaid in March 2008 (see Note 20(c)).

Kalithea Maritime S.A.:  Kalithea Maritime S.A. loan facility is for up to $6,720 plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of the Hull KA 216. Gross drawdowns against this facility in 2007 and 2006 amounted to $3,360 and nil, respectively ($3,346 in total, net of deferred direct costs). The loan is repayable in full at the earlier of May 18, 2009 and the date the newbuilding is delivered by the shipyard.

The weighted average effective interest rate for all long-term debt for the years ended December 31, 2007, 2006 and 2005 was approximately 6.1%, 6.12% and 4.16%, respectively. Interest expense for the years ended December 31, 2007, 2006 and 2005 amounted to $2,914, $3,272 and $2,371, respectively, and is included in finance expense in the accompanying combined statements of income.

The principal repayments are as follows:

	Year of	1 Year	1 to 2	2 to 5	More Than
	Maturity	or Less	Years	Years	5 Years	Total

31 December 2006	2015	8,420	4,724	14,171	22,459	49,774
31 December 2007	2015	9,750	4,724	14,171	19,685	48,330

13	Trade accounts payable

	2007	2006

Suppliers	883	350
Insurance agents	167	125
Agents	16	—
Other	114	129

	1,180	604

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

14	Accrued expenses

	2007	2006

Masters’ accounts	225	179
Expenses for vessels	784	120
Charterers’ accounts	51	35
Other	38	18

	1,098	352

15	Financial instruments

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk;

•	Market risk defined as interest rate risk and currency risk.

This note represents information about the Group’s exposure to cash of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital.

The Group does not enter into transactions involving derivative financial instruments (or otherwise engage in other hedging activities) to reduce exposure to fluctuations in interest and foreign exchange rates and these are subject to the risk of market rates changing subsequent to acquisition.

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations in relation to each class of recognized financial assets. The maximum credit risk in relation to such assets is represented by the carrying amount of those assets in the combined balance sheets.

The main credit exposure is from trade accounts receivable, amounts due from related parties and cash and cash equivalents.

The Group places its cash and cash equivalents, consisting mostly of deposits, with financial institutions. The Group performs annual evaluations of the relative credit-standing of those financial institutions. Credit risk with respect to trade accounts receivable is generally managed by chartering vessels to established operators, rather than to more speculative or undercapitalized entities. The vessels are chartered under time-charter agreements where, per the industry practice, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days prior to the service, thereby supporting the management of trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

As of December 31, 2007 and 2006 two charterers and one charterer, respectively, individually accounted for more than 10% of the Group’s trade accounts receivable as follows:

Charterer	2007	2006

B	50%	100%
E	43%	—

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

For the years ended December 31, 2007, 2006 and 2005, three, three and two charterers, respectively, individually accounted for more than 10% of the Group’s revenue as follows:

Charterer	2007	2006	2005

A — related party (Note 19)	—	38%	37%
B	33%	37%	43%
C	25%	—	—
D	—	17%	—
E	28%	—	—

The aging of trade and other accounts receivable is as follows:

	2007	2006

Up to 30 days	928	243
Past due 31 - 120 days	—	100
Over 120 days	660	660

	1,588	1,003

The impairment loss of $660 relates to a disagreement with a specific charterer for a specific trip.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s policy is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they fall due. Furthermore, Lincoln, Nouvelle and First are the guarantors of the loans and these entities pay the financial obligations on behalf of the vessel-owning companies. In addition, during the normal course of business, Lincoln, Nouvelle and First support the Group for working capital needs.

The Group aims to mitigate liquidity risk by managing cash generation from its operations, applying cash collection targets throughout the Group. The vessels are chartered under time-charter agreements where, per industry practice, the charterer pays for the transportation service in advance, supporting the management of cash generation.

Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of change in market value, by being placed in interest-bearing deposits with maturities fixed at no more than 3 months.

The contractual terms of the Group’s interest bearing loans including estimated interest payments are depicted in Note 12.

(c)	Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the future cash outflows of the Group’s long-term debt as the long-term debt is at variable rates.

The profile of interest-bearing financial assets and financial liabilities as of December 31, 2007 and 2006, is as follows. In addition, the associated cash flows are disclosed in Notes 10 and 12.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

		Effective
	Note	Interest Rate	Total	1 Year or Less

2006
Term deposits	10	5.13%	(940)	(940)
Bank loan	12	6.12%	49,774	8,420
2007
Bank loan	12	6.1%	48,330	9,750

(d)	Sensitivity analysis

In managing the interest rate risk the Group aims to reduce the impact of short-term fluctuations on the Group’s earnings. Over the longer term, however, permanent changes in interest rates would have an impact on earnings.

At December 31, 2007 it is estimated that an increase of one percentage point in interest rates would decrease the Group’s net profit by approximately $483 (2006: $488).

(e)	Currency risk

The Group’s exposure to foreign currency risk is minimum. Amounts in foreign currencies are included in trade accounts payable and include amounts payable to suppliers in foreign denominated currencies and are analyzed as follows:

US Dollars

2007
Euro	149
GBP, JPY, ZAR	88
2006
Euro	104
GBP, JPY, ZAR	89

(f)	Fair values

All amounts are shown at their fair value as they have a maturity of no more than twelve months, except for long-term debt. The carrying value of the Group’s long-term debt approximates fair value because the debt bears interest at floating rates.

16	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business. Management monitors the return on capital. There are no stock plans or options.

Each entity of the Group seeks to maintain a balance between long-term debt and capital. There are no capital requirements. In its funding strategy, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of debt. The Group’s policy with vessel acquisitions is that not more than 70% of the acquisition cost of vessels will be funded through borrowings. For all the acquisitions made, the bank financing was not more than 70% of the total acquisition cost.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

17	Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group’s vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying combined financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying combined financial statements.

18	Commitments

As of December 31, 2007 and 2006 Kalistos Maritime S.A. and Kalithea Maritime S.A. are committed to the purchase of Hulls KA 215 and KA 216 for a total cost of $47,640.

19	Related parties

The related party balances are:

	2007	2006

Due from related parties — non current
Due from EST	—	480

Due from related parties — current
Due from EST	480	—
Due from Lincoln	4,909	3,551
Charter revenue receivable from Swiss Marine Services S.A.	444	290

	5,833	3,841

Due to related parties — current
Due to EST	386	299
Due to First	334	54

	720	353

The related party transactions included in the combined statements of income are:

	2007	2006	2005

Voyage revenue (Swiss Marine Services S.A.)	3,420	10,740	10,140
Management fees (EST)	(782)	(752)	(644)

The related parties identified are:

(a)	Directors

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

(b)	EST

Each vessel-operating company of the Group has a management agreement with EST, to provide management services in exchange for a fixed fee per day for each vessel in operation and a fixed monthly fee per hull under construction. These agreements are entered into with an initial three-year term until terminated by either party upon written notice, in which case the agreements terminate within two months after the date notice was given. In the event that the agreement with EST is terminated, the fee payable to EST shall continue to be payable for three months from the termination date. In addition, EST provides crew for the vessel and receives a reimbursement for crew support costs for three months. Finally, if the agreement is terminated EST will receive crew severance costs of up to $50 per vessel. Management agreements with EST require the vessel-owning companies with vessels in operation, to make an interest-free advance of $120 each, to cover the working capital requirements arising from the handling of the majority of the expenditure generated from the vessels’ operations. This advance is made ten days before the delivery of the vessel for which EST is appointed as the manager.

(c)	Lincoln and First

Lincoln and First are the parent companies of the vessel and hull-owning companies, respectively (see Note 1(a)). The amounts due to and due from them represent expenses paid and funds collected on the Group’s behalf.

(d)	Swiss Marine Services S.A. (SwissMarine)

Based on charter party agreements, certain of the Group’s vessels are chartered to SwissMarine, an affiliated company, beneficially owned by certain members of the Restis family.

20	Subsequent events

(a) Drawdowns on loan facility:  On January 28, 2008, Kalithea Maritime S.A. and Kalistos Maritime S.A. each drew down $1,680 representing the third installment of their loan facilities, in order to finance 70% of their third and fourth delivery payment installments, respectively for Hulls KA 216 and KA 215, respectively ($2,400 each).

(b) Loan facility:  On March 11, 2008, Kalithea Maritime S.A., Kalistos Maritime S.A. and another vessel-owning company not included in the Group signed a commitment letter for a preferred ship variable rate mortgage bank loan for up to $50,022 to finance a maximum of 70% of the acquisition of three vessels under construction at the shipyards.

The loan will bear interest at LIBOR plus a spread and will be repayable in equal consecutive quarterly installments of $230 commencing three months after the delivery date of the vessels with any unpaid balance on the final maturity date (May 2018) becoming due at that time as a balloon payment.

The covenants require, among others, the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and to maintain a ratio of the fair market value of the vessels over the debt at a minimum of 125%. The Guarantor will require minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis not less than $10,000, leverage ratio (defined as total consolidated liabilities over total consolidated assets adjusted to reflect the market value of the vessels not to exceed 70%), not to have further indebtedness or issuing guarantees. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. First will be the guarantor of the loan.

(c) Delivery of Hull KA 215:  On May 20, 2008, Hull KA 215 (vessel Davakis G.) was delivered from the shipyard and the last installment of $11,820 was paid. To finance 70% of the vessel acquisition cost amounting to

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)

$23,820, a commitment letter for the preferred ship variable rate mortgage was concluded (see (b) above). The total drawdown against this mortgage was $16,674 which was used to repay the existing loan facility of $6,720 and the remaining drawdown was used to finance the vessel.

(d) Master Agreement:  On May 20, 2008, Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. concluded the Master Agreement with Seanergy Maritime Corp. and Seanergy Merger Corp., Marshall Islands Corporations, to sell six dry bulk vessels which include four second-hand vessels and two newbuildings for an aggregate purchase price of $367,030 in cash, $28,250 in the form of a note convertible into 2,260,000 shares of Seanergy Marine Corp. common stock at a price of $12.50 per share and up to 4,308,075 shares of Seanergy Marine Corp. common stock if Seanergy Marine Corp. achieves a certain level of earnings before interest, taxes depreciation and amortization. Seanergy Maritime Corp. is expected, within thirty days of the closing, to file a registration statement. The Master Agreement specifies that EST will manage the fleet and a brokerage agreement with Safbulk Pty Ltd. (Safbulk) for the chartering of the fleet will also be entered into. In addition, time charters for all vessels will be entered into with South African Marine Corporation S.A. which will include a 3.75% address commission in favour of South African Marine Corporation S.A.. Both these entities are affiliated and beneficially owned by certain members of the Restis family.

(e) Brokerage agreement:  On May 20, 2008, a brokerage agreement between a subsidiary of Seanergy Merger Corp. and Safbulk, was concluded for the provision of chartering services for an initial period of two years from the date of signing. Safbulk will receive a commission of 1.25% on the collected vessel revenue.

(f) Management agreement:  On May 20, 2008, a management agreement between a subsidiary of Seanergy Merger Corp. and EST was concluded for the provision of technical management services relating to the vessels for an initial period of two years from the date of signing. EST will be entitled to a fee of EUR 416 (four hundred and sixteen Euros) per vessel per day until December 31, 2008 thereafter adjusted on an annual basis as defined.

(g) Charter agreement:  On May 26, 2008, time charter agreements for 11 to 13-month periods at a time charter daily rate of between $30 and $65, were concluded for vessels African Oryx, African Zebra, Davakis G., Bremen Max, Hamburg Max and Hull KA 216 (Delos Ranger) with South African Marine Corporation S.A. which would become effective upon the consummation of the business combination.

(h) Payment of long term debt:  The outstanding total balloon instalment as of December 31, 2007 of $26,153 (see Note 12) has been reduced to $23,702 as a result of the repayment of the syndicated loan arising from the sale of three vessels in 2008 included in three affiliated vessel-owning companies and therefore there will also be a reallocation (reduction) of approximately $1,264 to the long-term portion of the Group’s debt in 2008.

ANNEX A

MASTER AGREEMENT
BY AND AMONG
SEANERGY MARITIME CORP.,
SEANERGY MERGER CORP.,
THE INVESTORS
and
THE SELLERS
Dated as of May 20, 2008

ARTICLE I DEFINITIONS; RULES OF CONSTRUCTION		2

1.1.	Definitions	2
1.2.	Rules of Construction	7

ARTICLE II THE CLOSINGS; CLOSING DELIVERIES		7

2.1.	Initial Closing; Subsequent Closings	7
2.2.	Initial Closing Deliveries by the Sellers	8
2.3.	Initial Closing Deliveries by the Investors	8
2.4.	Initial Closing Deliveries by Seanergy and Buyer	8
2.5.	Subsequent Closing Deliveries by the Sellers	9
2.6.	Subsequent Closing Deliveries by Buyer	10

ARTICLE III THE VESSEL SALE AND PURCHASE		10

3.1.	The Vessel Sale and Purchase	10
3.2.	Payment for and Delivery of Vessels	10
3.3.	Non Delivery of Vessel(s)	12

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLERS		12

4.1.	Representations and Warranties of each Seller	12
4.2.	Representations and Warranties of each Investor	13
4.3.	Choice of Laws	15

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SEANERGY AND BUYER		15

5.1.	Representations and Warranties of Seanergy and Buyer	15

ARTICLE VI COVENANTS		17

6.1.	Preparation of Proxy Statement; Shareholder Approval	17
6.2.	Financing	17
6.3.	Other Actions	18
6.4.	Advice of Change	18

ARTICLE VII OTHER AGREEMENTS		18

7.1.	Officers and Directors of Seanergy and Buyer	18
7.2.	Intentionally Omitted	19
7.3.	Intentionally Omitted	19
7.4.	Investors’ Exchange Rights	19
7.5.	Board Nominated Slates of Directors	19
7.6.	Confidentiality	19
7.7.	Duty to Negotiate in Good Faith	20
7.8.	Establishment and Maintenance of Reserve Account	20
7.9.	Waiver of Trust Fund Claims	20

7.10.	Restriction on Payment of Dividends	20
7.11.	Subordination with Respect to Dividends	20

ARTICLE VIII CONDITIONS TO CLOSINGS		20

8.1.	Conditions to the Obligations of the Sellers and the Investors	20
8.2.	Conditions to the Obligations of Seanergy and Buyer	22

ARTICLE IX TERMINATION		22

9.1.	Termination of this Agreement	22
9.2.	Effect of Termination	23

ARTICLE X MISCELLANEOUS		23

10.1.	Subsidiary Nominees to Become a Party	23
10.2.	Survival of Representations and Warranties	23
10.3.	Expenses	23
10.4.	Further Assurances	23
10.5.	Disclosures and Announcements	23
10.6.	Notices	23
10.7.	Governing Law; Jurisdiction; Dispute Resolution	24
10.8.	Delays or Omissions	25
10.9.	Section Headings and References	25
10.10.	Severability	25
10.11.	Amendments in Writing	25
10.12.	Entire Agreement	25
10.13.	Exhibits and Schedules	26
10.14.	Recitals	26
10.15.	Joint and Several Obligations of Seanergy and Buyer	26
10.16.	Successors and Assigns	26
10.17.	Third-Party Beneficiaries	26
10.18.	Execution in Counterparts; Facsimile Signatures	26

ii

SCHEDULES HERETO
Schedule 1:        The Sellers and the Vessels
Schedule 2:        The Investors
Schedule 3.2(f): Per Diem EBITDA Contributions
EXHIBITS HERETO

Exhibit A:	Memoranda of Agreement
Exhibit B:	Form of Convertible Promissory Note
Exhibit C:	Form of Registration Rights Agreement
Exhibit D:	Form of Management Agreement
Exhibit E:	Form of Voting Agreement
Exhibit F:	Form of Definitions and Representations
Exhibit G:	Form of Brokerage Agreement
Exhibit H:	Form of Acknowledgment and Agreement

iii

MASTER AGREEMENT
This MASTER AGREEMENT, dated as of May 20, 2008 (this “Agreement”), is made by and among Seanergy Maritime Corp., a Marshall Islands corporation (“Seanergy”), Seanergy Merger Corp., a Marshall Islands corporation (“Buyer” which expression shall include its subsidiary nominees), the entities listed on Schedule 1 hereto (each, a “Seller” and collectively, the “Sellers”) and the entities listed on Schedule 2 hereto (each, an “Investor” and, collectively, the “Investors”).
RECITALS
A.	Seanergy is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, vessels or one or more operating businesses or assets in the maritime shipping industry, which transaction shall equal at least 80% of Seanergy’s Trust Assets, and Buyer is a wholly-owned subsidiary of Seanergy.

B.	On the date hereof, Investors have purchased certain shares of Seanergy’s Common Stock from certain of Seanergy’s original officers, directors and shareholders pursuant to a Stock Purchase Agreement of even date herewith among Panagiotis Zafet, Simon Zafet and the Investors (the “Stock Purchase Agreement”).

C.	The Sellers desire to sell, and Buyer or its subsidiary nominees desire to purchase, each of the relevant Seller’s right, title and interest in and to the six Vessels listed on Schedule 1 hereto (collectively, the “Vessel Sale and Purchase”) in accordance with the terms and conditions of this Agreement, the Memoranda of Agreement applicable to each such Vessel, each entered into as of the date hereof and attached hereto as Exhibits A-1 through A-6,, for the aggregate purchase price of (i) $367,030,750 in cash (the “Vessel Purchase Price”) to the Sellers, (ii) an aggregate of $28,250,000 in the form of a note attached hereto as Exhibit B (the “Note”) convertible into 2,260,000 shares of Buyer’s Common Stock at a price of $12.50 per share (the “Note Shares”), which shall be issued to the Investors as nominees for the Sellers; and (iii) up to 4,308,075 shares of Buyer’s Common Stock (the “Additional Investment Shares” and together with the Note Shares (if any), the “Investment Shares”) to the Investors as nominees for the Sellers if Buyer achieves a certain EBITDA.

D.	Buyer shall, within thirty calendar days of the Initial Closing, file a registration statement with the SEC covering the resale by the Investors of the Investment Shares and all other shares of Buyer’s stock then owned, of record or beneficially (or in which the Investors have an interest (including shares owned by other stockholders of Seanergy immediately prior to the closing of its initial public offering)), by the Investors, all in accordance with the terms and conditions of the Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) and that certain side letter agreement by Seanergy for the benefit of the Investors, of even date herewith.

E.	It is intended that, at the Initial Closing: (i) the Sellers shall sell to Buyer or its subsidiary nominees, and Buyer or its subsidiary nominees shall purchase from the Sellers, all of the Sellers’ respective rights, title and interest in and to such number of Vessels and contracts to purchase Vessels, the purchase price of which shall equal at least 80% of Seanergy’s Trust Assets (such transaction, the “Business Combination” and such Vessels delivered at the Initial Closing, to be referred to as the “Delivered Vessels”), such that the Trust Assets shall be released to Seanergy, (ii) Seanergy shall contribute the Trust Assets to Buyer for purposes of the Business Combination and the acquisition of the Delivered Vessels, net of distributions and redemptions payable to Seanergy’s public stockholders; (iii) Buyer shall deposit that portion of the Aggregate Deposit applicable to the Vessels to be delivered after the Initial Closing (individually or collectively, the “Vessels to be Delivered”) in accordance with the terms and conditions of each MOA relating to each such Vessel; (iv) the Investors and Buyer shall execute the Registration Rights Agreement; and (v) Seanergy, the Investors and certain shareholders of Seanergy shall execute the Voting Agreement.
F.	It is intended that, at each Subsequent Closing relating to each Vessel to be Delivered, that portion of the Aggregate Deposit applicable to the Vessel to be Delivered shall be released and the balance of the Vessel Purchase Price applicable to such Vessel shall be paid, in accordance with the provisions of the MOA applicable to such Vessel, against delivery of, and the transfer of all rights, title and interests in and to, such Vessel.
G.	Managing Subsidiary and EST will enter into a Management Agreement, in the form attached hereto as Exhibit D.
H.	Managing Subsidiary and Safbulk will enter into a Brokerage Agreement, in the form attached hereto as Exhibit G.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS; RULES OF CONSTRUCTION
     1.1. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
          “Accredited Investor” has the meaning set forth in Exhibit F-1 hereto.
          “Additional Investment Shares” has the meaning set forth in Recital C hereof.
          “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144.
          “Aggregate Deposit” means 20% of the Vessel Purchase Price applicable to the Vessels to be Delivered, which amount shall be deposited in a joint interest-bearing account at the Initial Closing in accordance with the terms and conditions of each respective MOA applicable to each such Vessel to be Delivered.
          “Agreement” has the meaning set forth in the Preamble hereof.
          “Audited Financial Statements” means, collectively, the audited individual balance sheet of each Seller for each of the three fiscal years ended as of December 31, 2005, 2006, and 2007, or from the date of their respective incorporation, if later, and the related individual statements of income, retained earnings, stockholders’ equity and cash flows of such Seller, together with all related or required

2

notes and schedules thereto, accompanied by the reports thereon of the Sellers’ accountants, all prepared in accordance with IFRS.
          “Brokerage Agreement” means that certain Brokerage Agreement between Managing Subsidiary and Safbulk in a form attached hereto as Exhibit G.
          “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the City of New York, State of New York, London, England or in Athens, Greece, are authorized or required by law or other governmental action to close.
          “Business Combination” has the meaning set forth in Recital E hereof.
          “Buyer” has the meaning set forth in the Preamble hereof.
          “Charter Party” or “Charter Parties” means the contract or agreement for the chartering of a vessel either (i) for a specified period of time or (ii) to carry a cargo for a fixed fee from a loading port to a discharging port.
          “Charter Rates” has the meaning set forth in Section 8.2(g) hereof.
          “Closing” or “Closings” has the meaning set forth in Section 2.1(b) hereof.
          “Closing Date” means the Initial Closing Date or a Subsequent Closing Date, as applicable.
          “Common Stock” means the common stock, par value $0.0001 per share, of Buyer.
          “Confidential Information” means any information relating to any party hereto which is not publicly known or available either at the date of disclosure of such information or at any time thereafter (other than by breach of this Agreement).
          “Delivered Vessels” has the meaning set forth in Recital E hereof.
          “Deposit” means that portion of the Aggregate Deposit applicable to a Vessel.
          “EBITDA” means “Gross Revenues” less “Operating Expenses,” in both cases as such terms are hereafter defined. “Gross Revenues” means all revenues generated by the subsidiaries of Buyer that own the Vessels for the period between October 1, 2008 and September 30, 2009, on an aggregate basis, excluding gains or losses on disposal of a Vessel. “Operating Expenses” means all operating expenses of Buyer associated with the Vessels for the period between October 1, 2008 and September 30, 2009 except: (i) gains or losses on disposal of property and equipment; (ii) expenses associated with the operation of the Vessels that are not set forth in budgets prepared by EST in good faith and provided to the subsidiaries of Buyer that own the Vessels, which expenses are also outside of the commercially reasonable control of EST; and (iii) any expenses associated with the change of name or flag of any Vessel. Notwithstanding the foregoing and for the avoidance of doubt, Operating Expenses shall not include (a) depreciation and amortization (including impairment of assets, non-recurring costs or expenses, extraordinary items, unusual items, and any other non-operating income or expenses); or (b) any expenses associated with the transactions contemplated under this Agreement, including but not limited to any expenses associated with the change of name, flag or crew of any of the Vessels.

3

          “EST” means Enterprises Shipping and Trading, S.A., a Liberian corporation.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect from time to time.
          “Exchange Shares” has the meaning set forth in Section 7.4.
          “Form 8-K” has the meaning set forth in Section 6.3(a) hereof.
          “Governmental Authority” means any United States or non-United States federal, national, supranational, international, state or provincial government, or any subdivision thereof, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body or international body.
          “IFRS” means International Financial Reporting Standards, as promulgated by the International Accounting Standards Board.
          “Initial Closing” has the meaning set forth in Section 2.1(a) hereof.
          “Initial Closing Date” has the meaning set forth in Section 2.1(a) hereof.
          “Interim Financial Statements” means the unaudited balance sheets of each Seller as of March 31, 2007 and March 31, 2008, and the related statements of income, retained earnings, stockholders’ equity and cash flows of such Seller, together with all related or required notes and schedules thereto applicable for financial statements of such nature, all prepared in accordance with IFRS.
          “Investor” or “Investors” means the entities listed on Schedule 2 hereto.
          “Investor Information” means information about the Investors reasonably sufficient to permit Seanergy to prepare and file with the SEC a Proxy Statement or such other statement or report as may be required by the federal securities laws relating to a shareholders’ meeting to be held by Seanergy to obtain the Shareholder Approval and any other filings required to be made by Seanergy under the Exchange Act in connection therewith.
          “Investment Shares” has the meaning set forth in Recital C of this Agreement.
          “IPO Shares” means the common stock issued by Seanergy in its initial public offering.
          “Management Agreement” means that certain Management Agreement by and between Managing Subsidiary, on the one hand, and EST, on the other, in the form attached hereto as Exhibit D.
          “Managing Subsidiary” means Seanergy Management Corp., a Marshall Islands corporation and wholly owned subsidiary of Buyer established to provide (or to procure the provision of) administrative, accounting and financial support services to Buyer and its vessel owning subsidiaries, to act as the agent of Buyer and its vessel owning subsidiaries in appointing and instructing providers of vessel technical management services and charter brokering services and to monitor and to report on the performance of such service providers.
          “Material Adverse Effect” means (i) a material adverse effect on the legality, validity or enforceability of this Agreement or any other Transaction Document, or (ii) a materially adverse

4

impairment of a party’s ability to perform on a timely basis its obligations under this Agreement or any other Transaction Document.
          “Memoranda of Agreement” or “MOA” means the separate memoranda of agreement relating to the purchase and sale of each of the Vessels, each dated the date hereof, between Buyer and each Seller, as applicable, copies of which are attached hereto as Exhibits A-1 to A-6, together with any addenda or amendments thereto.
          “Merger” means the merger of Seanergy with and into Buyer as contemplated by this Agreement.
          “Merger Approval” means the affirmative vote of the holders of a majority of the outstanding shares of common stock of Seanergy to approve the Merger.
          “Note” has the meaning set forth in Recital C.
          “Note Shares” has the meaning set forth in Recital C.
          “Other Filings” has the meaning set forth in Section 6.1(b) hereof.
          “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.
          “Press Release” has the meaning set forth in Section 6.3(a) hereof.
          “Proxy Statement” has the meaning set forth in Section 6.1(a) hereof.
          “Registration Rights Agreement” means that certain Registration Rights Agreement entered into on the Initial Closing Date by and among Buyer, on the one hand, and the Investors, on the other, in the form attached hereto as Exhibit C.
          “Regulatory Authority” means any court, arbitrator, governmental or administrative agency, commission, board, bureau, instrumentality or regulatory authority (whether federal, state, county, local or foreign), stock market, stock exchange or trading facility.
          “Right of First Refusal” means that certain right of refusal agreement, which expires on the second anniversary of the Initial Closing, executed by certain Affiliates of Sellers in favor of Buyer and its Affiliates with respect to Buyer’s rights to purchase the Kouan 217 and the Midden Max owned by Affiliates of Sellers.
          “Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.
          “Safbulk” means Safbulk Pty Ltd., a company organized under the laws of South Africa.
          “Seanergy” has the meaning set forth in the preamble hereof.
          “SEC” means the United States Securities and Exchange Commission.

5

          “Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect from time to time.
          “Seller” or “Sellers” has the meaning set forth in the preamble hereof.
          “Seller Information” means information about the Sellers reasonably sufficient to permit Seanergy to prepare and file with the SEC a Proxy Statement or such other statement or report as may be required by the federal securities laws relating to a shareholders’ meeting to be held by Seanergy to obtain the Shareholder Approval and any other filings required to be made by Seanergy under the Exchange Act in connection therewith; provided, however, that Seller Information shall not include Vessel-related financial statements.
          “Shareholder Approval” means the (i) affirmative vote of the holders of a majority of the IPO Shares at a meeting of Seanergy’s shareholders to approve the transactions contemplated by this Agreement and (ii) election, at such meeting, by the holders of less than 35% of the IPO Shares to convert such shares into cash, in accordance with the terms and conditions of Seanergy’s articles of incorporation in effect at such time.
          “Shareholders Meeting” has the meaning set forth in Section 6.1(a) hereof.
          “SAMC” means South African Marine Corporation S.A., a corporation organized under the laws of the Republic of the Marshall Islands.
          “Subsequent Closing” has the meaning set forth in Section 2.1(b) hereof.
          “Subsequent Closing Date” has the meaning set forth in Section 2.1(b) hereof.
          “Transaction Documents” means this Agreement, the Voting Agreement, the Registration Rights Agreement, the Note, the Right of First Refusal, the Management Agreement, the Brokerage Agreement and each MOA.
          “Trust Assets” means the net proceeds of Seanergy’s initial public offering being held in trust as of the date of the Business Combination, less the deferred underwriting discounts and commissions held in the trust account as of the date of the Business Combination.
          “Trust Fund Claim” has the meaning set forth in Section 7.9 hereof.
          “U.S. Dollars” or “$” means United States dollars.
          “U.S. Person” has the meaning set forth in Exhibit F-2 hereof.
          “Vessel” or “Vessels” means each of the vessels, and collectively, all of the vessels, listed on Schedule 1 hereto that are being sold in accordance with the terms and conditions of the respective MOA.
          “Vessels to be Delivered” has the meaning set forth in Recital E hereof.
          “Vessel Purchase Price” has the meaning set forth in Recital C hereof.
          “Vessel Sale and Purchase” has the meaning set forth in Recital C hereof.

6

          “Voting Agreement” means that certain Voting Agreement entered into on the date hereof by and among Seanergy, the Investors, and certain shareholders of Seanergy named therein in the form attached hereto as Exhibit E.
     1.2. Rules of Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Unless the context otherwise requires:
          (a) a term has the meaning assigned to it;
          (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;
          (c) “or” is not exclusive;
          (d) “including” means including without limitation and is used in an illustrative, rather than a limiting, sense;
          (e) words in the singular include the plural and words in the plural include the singular;
          (f) any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder and any applicable common law, unless the context requires otherwise;
          (g) any agreement, instrument or statute defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument or statute as from time to time amended, modified or supplemented (as provided in such agreements) and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; references to a Person are also to its permitted successors and assigns; and
          (h) if any of the provisions of this Agreement conflict with any of the other provisions of any of the Transaction Documents, such conflict shall be resolved in every instance in favor of the provisions of this Agreement.
ARTICLE II
THE CLOSINGS; CLOSING DELIVERIES
     2.1. Initial Closing; Subsequent Closings.
          (a) Initial Closing. Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article IX, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII, the initial closing (the “Initial Closing”) of the Vessel Sale and Purchase with respect to the Delivered Vessels shall take place at a date and time to be mutually agreed upon by the parties (the “Initial Closing Date”), which date shall be no later than fifteen (15) days after all of the conditions set forth in Article VIII, with an option to extend such date by a further fifteen (15) days at the Sellers’ sole option (excluding conditions that, by their nature, cannot be satisfied until the applicable Closing) with respect to

7

the Initial Closing shall have been satisfied or waived in accordance with Article VIII. The Initial Closing shall take place at a place or places mutually agreed by the parties, and, with respect to the Delivered Vessels, such Closings shall take place in accordance with the MOA relating to each such Delivered Vessel, at such other location as is agreed to in writing by the parties.
          (b) Subsequent Closings. The sale and purchase of the Vessels to be Delivered shall occur at one or more closings held from time to time following the Initial Closing (each, a “Subsequent Closing,” and with the Initial Closing, the “Closing” or “Closings”), all in accordance with the terms and conditions of each respective MOA. The date of any such Subsequent Closing shall be referred to as a “Subsequent Closing Date.”
     2.2. Initial Closing Deliveries by the Sellers. At the Initial Closing, each relevant Seller shall deliver the following items, all of which shall be in form and substance reasonably acceptable to Seanergy and Buyer:
          (a) Seller Certificate of Representations and Warranties. A certificate, duly executed by an authorized officer of each Seller, certifying the matters in Section 4.1 hereof and the representations and warranties that are to be made as of the Initial Closing Date;
          (b) Sellers’ Legal Opinion. The legal opinion of counsel to each Seller of a Delivered Vessel, in a form reasonably acceptable to Seanergy and Buyer, upon advice of its counsel, with respect to the obligations of such Seller under this Agreement, the other Transaction Documents, where applicable, and the transactions contemplated hereby and thereby;
          (c) Documents Required by the MOAs. Any and all documents required to be delivered by each Seller of a Delivered Vessel pursuant to and in connection with each MOA applicable to each respective Delivered Vessel.
     2.3. Initial Closing Deliveries by the Investors. At the Initial Closing, each Investor shall deliver the following items, all of which shall be in form and substance reasonably acceptable to Seanergy and Buyer:
          (a) Registration Rights Agreement. The Registration Rights Agreement, duly executed and dated the Initial Closing Date, by and among Buyer and each Investor, in the form attached hereto as Exhibit C; and
          (b) Voting Agreement. The Voting Agreement, duly executed and dated the Initial Closing Date, by and among Seanergy, each Investor and certain shareholders of Seanergy named therein, in the form attached hereto as Exhibit E.
     2.4. Initial Closing Deliveries by Seanergy and Buyer. At or prior to the Initial Closing, each of Seanergy and Buyer shall deliver the following items, duly executed by Seanergy and Buyer or its subsidiary nominee as provided by the relevant MOA, as applicable, all of which shall be in form and substance reasonably acceptable to the Sellers and/or the Investors, where applicable:
          (a) Payment of the Vessel Purchase Price Applicable to the Delivered Vessels. Buyer shall make payment of immediately available U.S. Dollars in respect of the Vessel Purchase Price of each Delivered Vessel as required by Section 3.2(a) hereof;

8

          (b) Deposit of the Aggregate Deposit Applicable to the Vessels to be Delivered. Buyer shall make delivery of immediately available U.S. Dollars in respect of the Deposits in relation to each Vessel to be Delivered as required by Section 3.2(b) hereof;
          (c) Delivery of Note. Buyer shall deliver the Note to the Investors;
          (d) Certificates of Representations and Warranties. Certificates, duly executed by an authorized officer of each of Seanergy and Buyer, dated the Initial Closing Date, certifying the matters in Article V hereof;
          (e) Officer’s Certificate. A certificate duly executed by an authorized officer of Seanergy, dated the Initial Closing Date, certifying that the Shareholder Approval has been obtained;
          (f) Seanergy and Buyer Legal Opinion. The legal opinion of counsel to Seanergy and Buyer, in a form reasonably acceptable to the Sellers and the Investors, upon advice of their counsel, with respect to the obligations of Seanergy and Buyer under this Agreement, the other Transaction Documents, where applicable, and the transactions contemplated hereby and thereby;
          (g) Documents Required by the MOAs. Any and all documents required to be delivered by Buyer or its subsidiary nominee, as applicable, pursuant to and in connection with each MOA applicable to each respective Delivered Vessel;
          (h) Management Agreement. A Management Agreement, duly executed by Managing Subsidiary and EST;
          (i) Deeds of Accession. A Deed of Accession, duly executed by each of Buyer’s applicable Vessel-owning subsidiaries, evidencing that each such Vessel-owning subsidiary nominee has become a party to, and agrees to be bound by the terms and provisions of, the Management Agreement, with respect to the Delivered Vessel owned by it;
          (j) Brokerage Agreement. A Brokerage Agreement, duly executed by Managing Subsidiary and Safbulk.
          (k) Deeds of Accession. A Deed of Accession, duly executed by each of Buyer’s applicable Vessel-owning subsidiaries, evidencing that each such Vessel-owning subsidiary nominee has become a party to, and agrees to be bound by the terms and provisions of, the Brokerage Agreement, with respect to the Delivered Vessel owned by it;
          (l) Registration Rights Agreement. The Registration Rights Agreement, duly executed and dated the Initial Closing Date, by and among Buyer and each Investor, in the form attached hereto as Exhibit C; and
          (m) Voting Agreement. The Voting Agreement, duly executed and dated the Initial Closing Date, by and among Seanergy, each Investor and certain shareholders of Seanergy named therein, in the form attached hereto as Exhibit E.
     2.5. Subsequent Closing Deliveries by the Sellers. At each Subsequent Closing relating to each Vessel to be Delivered, the relevant Seller of a Vessel to be Delivered shall deliver any and all documents required to be delivered by each Seller of a Vessel to be Delivered pursuant to and in connection with each MOA applicable to each respective Vessel to be Delivered.

9

     2.6. Subsequent Closing Deliveries by Buyer. At or prior to each Subsequent Closing relating to each Vessel to be Delivered, Buyer or its Vessel-owning subsidiary nominee, as applicable, shall deliver the following items, at the time of delivery of such Vessel, duly executed by Buyer, all of which shall be in form and substance reasonably acceptable to the Sellers, where applicable:
          (a) Payment of the Balance of the Vessel Purchase Price. Payment of immediately available U.S. Dollars in respect of the Vessel Purchase Price, less the applicable Deposit, as required by Section 3.2(c) hereof with respect to each Vessel to be Delivered;
          (b) Management Agreement. A Management Agreement, duly executed by Managing Subsidiary and EST;
          (c) Deeds of Accession. A Deed of Accession, duly executed by each of Buyer’s applicable Vessel-owning subsidiary nominees evidencing that each such Vessel-owning subsidiary nominee has become a party to, and agrees to be bound by the terms and provisions of, the Management Agreement, with respect to the Vessel to be Delivered owned by it;
          (d) Brokerage Agreement. A Brokerage Agreement, duly executed by Managing Subsidiary and Safbulk;
          (e) Deeds of Accession. A Deed of Accession, duly executed by each of Buyer’s applicable Vessel-owning subsidiary nominees, evidencing that each such Vessel-owning subsidiary nominee has become a party to, and agrees to be bound by the terms and provisions of, the Brokerage Agreement, with respect to the Vessel to be Delivered owned by it; and
          (f) Documents Required by the MOAs. Any and all documents required to be delivered by Buyer pursuant to and in connection with each MOA applicable to each respective Vessel to be Delivered.
ARTICLE III
THE VESSEL SALE AND PURCHASE
     3.1. The Vessel Sale and Purchase. Subject to the terms and conditions of this Agreement and the MOAs, each Seller shall sell and transfer to Buyer or its applicable Vessel-owning subsidiary nominee, and Buyer or its subsidiary nominees shall purchase, all right, title and interest of each Seller in and to each Vessel listed on Schedule 1 hereto at the time each such Vessel is delivered to Buyer or its applicable Vessel-owning subsidiary nominee in accordance with the terms and conditions of this Agreement, and the MOA relating to each such Vessel.
     3.2. Payment for and Delivery of Vessels.
          (a) Vessel Purchase Price of Delivered Vessels. At the Initial Closing, Seanergy shall contribute the Trust Assets to Buyer and Buyer shall pay the aggregate Vessel Purchase Price applicable to the Delivered Vessels.
          (b) Aggregate Deposit. At the Initial Closing, Buyer shall deliver the Deposits applicable to each Vessel to be Delivered in separate, joint interest-bearing accounts, in accordance with the terms and conditions of the MOA governing each such Vessel.

10

          (c) Vessel Purchase Price of Vessels to be Delivered. Buyer or its applicable Vessel-owning subsidiary nominees shall pay the Vessel Purchase Price, less the Deposit with respect to each Vessel to be Delivered, pursuant to Section 3.2(b), in accordance with the terms and conditions of the MOA governing each such Vessel.
          (d) Delivery of the Vessels. Each of the Vessels shall be delivered in accordance with the terms and conditions of their respective MOAs.
          (e) Note. At the Initial Closing, Buyer shall deliver the Note to the Investors.
          (f) Earn-out. Buyer shall issue the Additional Investment Shares to the Investors as follows:
               (i) With respect to the period commencing October 1, 2008 and ending September 30, 2009, in the event that Buyer or its applicable Vessel-owning subsidiary nominees achieves EBITDA for such period equal to or in excess of $72 million derived from the Vessels owned by Buyer or its applicable Vessel-owning subsidiary nominees, assuming all of the Vessels are delivered to Buyer or its applicable Vessel-owning subsidiary nominees on or before October 1, 2008 and all such Vessels are included in such revenues for the entire one-year period, then on November 16, 2009, the Investors shall be entitled to receive the Additional Investment Shares.
               (ii) For the purpose of calculating EBITDA in this Section, if any Vessel is delivered to Buyer or its applicable Vessel-owning subsidiary nominees after October 1, 2008, or any such Vessel is sold, or becomes an actual, constructive or compromised total loss or is compulsorily requisitioned prior to September 30, 2009, or any Vessel is off-hire for any reason other than failure of EST to comply with its obligations under the Management Agreement in good faith, then the EBITDA target for the fiscal year ending September 30, 2009, shall be reduced pro rata on a per diem basis in accordance with such Vessel’s or Vessels’ contribution to EBITDA for the portion of the period referred to in sub-paragraph (i) above during which such Vessel was off-hire for reason other than the failure of EST to comply with its obligations in good faith under the Management Agreement, in accordance with Schedule 3.2(f).
               (iii) No later than November 16, 2009 (the “Determination Date”), Buyer shall deliver to Sellers a detailed notice setting forth Buyer’s calculation of EBITDA for purposes of determining whether the Additional Investment Shares have been earned in accordance with the terms of this Section. Seller shall have a period of 15 days after delivery of such written notice to review such calculations and provide Buyer with written notice of any objection thereto, which objections shall be in reasonable detail (the “Objection Notice”). In the event that Buyer does not receive the Objection Notice within such 15-day period that objects to the calculation of the Additional Investment Shares to be issued, the Sellers shall be deemed to have irrevocably accepted such calculations and determinations. In the event that Buyer receives the Objection Notice during such 15-day period, the Sellers and Buyer shall enter into good faith negotiations to resolve any objections. In the event that the Sellers and Buyer cannot reach agreement on the calculation of the Additional Investment Shares to be issued within thirty (30) days after the Determination Date, the Sellers and Buyer shall appoint a mutually satisfactory independent auditor (the “Disputes Auditor”) for a decision, which shall be final and binding on all parties. If the parties are unable to agree on such auditor within two (2) Business Days, then either party may request that the president of the London Maritime Arbitrators Association then in office appoint the Disputes Auditor. Buyer and the Sellers agree that they will request the Disputes Auditor to render its decision within 30 days after referral of the dispute to the Disputes Auditor for decision pursuant hereto. The fees and expenses of the Disputes Auditor for, and relating to, the making of any such decision shall be paid equally by the parties; provided, however, that in the event the Disputes Auditor determines that the

11

Additional Investment Shares to which the Sellers are entitled are greater than that proposed by Buyer, Buyer shall pay such fees and expenses of the Disputes Auditor. The determination of the Disputes Auditor as to the resolution of any dispute shall be in writing and shall be binding and conclusive upon all parties.
     3.3. Non Delivery of Vessel(s). If, after the Initial Closing, any Vessel is not delivered by the relevant Seller to the relevant Buyer or Vessel-owning subsidiary nominee for any reason whatsoever, the Additional Investment Shares and the amount of the Note shall be reduced pro rata by the percentage obtained by comparing the purchase price of such non delivered Vessel as set forth in the applicable MOA to the Vessel Purchase Price.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
     4.1. Representations and Warranties of each Seller. Each Seller hereby represents and warrants to Seanergy and Buyer severally and not jointly as follows:
          (a) Organization and Qualification. Each Seller is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this Agreement and the transactions contemplated hereby. Such Seller is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.
          (b) Authorization; Enforcement. Such Seller has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations thereunder. The execution and delivery of this Agreement by such Seller and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action. No other corporate or other action or proceeding on the part of such Seller is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed by such Seller and, when delivered, will constitute the valid and binding obligation of each such Seller, enforceable against such Seller in accordance with its terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or (iii) to the extent the indemnification provisions contained in this Agreement and the other Transaction Documents may be limited by applicable federal or state securities laws, public policy and other equitable considerations.
          (c) No Conflicts. The execution, delivery and performance of this Agreement by such Seller and the consummation by such Seller of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its certificate or articles of incorporation, bylaws or other charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such Seller is a party or by which any property or asset of such Seller is bound or affected, (iii) result in a

12

violation of any law, rule, statute or regulation to which such Seller is subject (including federal and state securities laws and regulations) or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any Governmental Authority to which such Seller is subject, or by which any property or asset of such Seller is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.
          (d) Filings, Consents and Approvals. Such Seller is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution, delivery and performance by such Seller of this Agreement, other than those that have been made or obtained prior to the date of this Agreement.
          (e) No Litigation. There is no action, suit, claim or proceeding pending of which it has received notice or, to such Seller’s knowledge, threatened, against any Seller or affecting any Vessel or the validity of this Agreement or any Seller’s ability to consummate the transactions contemplated by this Agreement.
     4.2. Representations and Warranties of each Investor. Each Investor hereby represents and warrants, on the date hereof and on each date that Additional Investment Shares or Note Shares are issued to it, to Seanergy and Buyer, severally and not jointly, as follows:
          (a) Acknowledgment. Each Investor understands and agrees that Investment Shares to be issued pursuant to this Agreement have not been registered under the Securities Act or the securities laws of any state of the U.S. and that the issuance of the Investment Shares is being effected in reliance upon an exemption from registration afforded either under Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering or Regulation S for offers and sales of securities outside the U.S.
          (b) Status. By its execution of this Agreement, each Investor, severally and not jointly, represents and warrants to Seanergy and Buyer as indicated on Schedule 2, either that (i) such Investor is an Accredited Investor; or (ii) such Investor is not a U.S. Person. Each Investor severally understands that the Investment Shares are being offered and sold to such Investor in reliance upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth in this Agreement, in order that Seanergy and Buyer may determine the applicability and availability of the exemptions from registration of the Investment Shares on which each of Seanergy and Buyer is relying.
          (c) Additional Representations and Warranties of Accredited Investors. Each Investor indicating that such Investor is an Accredited Investor on Schedule 2, severally and not jointly, further makes the representations and warranties to Seanergy and Buyer set forth on Exhibit F-3.
          (d) Additional Representations and Warranties of Non-U.S. Persons. Each Investor indicating that it is not a U.S. person on Schedule 2, severally and not jointly, further makes the representations and warranties to Seanergy and Buyer set forth on Exhibit F-4.
          (e) Stock Legends. Each Investor hereby agrees with Seanergy and Buyer as follows:

13

               (i) Securities Act Legend — Accredited Investors. The certificates evidencing the Investment Shares issued to those Investors who are Accredited Investors, and each certificate issued in transfer or exchange thereof, will bear the following legend:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.
               (ii) Securities Act Legend — Non-U.S. Persons. The certificates evidencing the Investment Shares issued to those Investors who are not U.S. Persons, and each certificate issued in transfer or exchange thereof, will bear the following legend:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, AND BASED ON AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT THE PROVISIONS OF REGULATION S HAVE BEEN SATISFIED (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (3) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

14

               (iii) Other Legends. The certificates representing such Investment Shares, and each certificate issued in transfer or exchange thereof, will also bear any other legend required under any applicable Law, including, without limitation, any U.S. state corporate and state securities law, or contract.
               (iv) Opinion. No Investor will transfer any or all of the Investment Shares or Exchange Shares pursuant to Regulation S or absent an effective registration statement under the Securities Act and applicable state securities law covering the disposition of such Investor’s Investment Shares, without first providing Seanergy and Buyer with an opinion of counsel (which counsel and opinion are reasonably satisfactory to Seanergy and Buyer) to the effect that such transfer will be made in compliance with Regulation S or will be exempt from the registration and the prospectus delivery requirements of the Securities Act and the registration or qualification requirements of any applicable U.S. state securities laws.
               (v) Consent. Each Investor understands and acknowledges that Buyer may refuse to transfer the Investment Shares or Exchange Shares, unless such Investor complies with this Section 4.2(e) and any other restrictions on transferability set forth in Exhibit F-3 and F-4. Each Investor consents to Seanergy and Buyer making a notation on its records or giving instructions to any transfer agent of Buyer’s Common Stock in order to implement the restrictions on transfer of the Investment Shares.
     4.3. Choice of Laws. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Each arbitrator shall have significant experience in the interpretation of the United States federal securities laws. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SEANERGY AND BUYER
     5.1. Representations and Warranties of Seanergy and Buyer. Seanergy and Buyer hereby jointly and severally represent and warrant to each Seller and Investor as follows:
          (a) Organization and Qualification. Each of Seanergy and Buyer is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this Agreement and the transactions contemplated hereby. Each of Seanergy and Buyer is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or

15

in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.
          (b) Authorization; Enforcement. Each of Seanergy and Buyer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by each of Seanergy and Buyer and the consummation by it of the transactions contemplated thereby have been duly authorized by its respective board of directors. Except for obtaining the Shareholder Approval, no other corporate or other action or proceeding on the part of Seanergy or Buyer or its respective shareholders is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed by Seanergy and Buyer and, when delivered, will constitute the valid and binding obligation of Seanergy and Buyer, enforceable against Seanergy and Buyer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of a specific performance, injunctive relief or other equitable remedies or (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws, public policy and other equitable considerations.
          (c) No Conflicts. The execution, delivery and performance of this Agreement by each of Seanergy and Buyer and the consummation by each of Seanergy and Buyer of the transactions contemplated thereby do not and will not, (i) conflict with or violate any provision of its respective articles of incorporation or bylaws, other than provisions which require that the Shareholder Approval be obtained, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which either Seanergy or Buyer is a party or by which any property or asset of Seanergy or Buyer is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which Seanergy or Buyer is subject (including federal and state securities laws and regulations) or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any Regulatory Authority to which Seanergy or Buyer is subject, or by which any property or asset of Seanergy or Buyer is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.
          (d) Filings, Consents and Approvals. Neither Seanergy nor Buyer is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any Regulatory Authority or other Person in connection with the execution, delivery and performance by Seanergy or Buyer of this Agreement, other than (i) Shareholder Approval and Merger Approval, (ii) those that have been made or obtained prior to the date of this Agreement or (iii) or any filings with or approvals required by a securities exchange other than the American Stock Exchange, other than the approval of the continued listing by Seanergy, an additional listing application for Seanergy, and a listing application for Buyer.
          (e) No Misstatement or Omission. Seanergy’s filings with the SEC, as amended from time to time, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

16

ARTICLE VI
COVENANTS
     6.1. Preparation of Proxy Statement; Shareholder Approval.
          (a) Seanergy shall promptly prepare and file with the SEC a proxy statement in preliminary form or such other form, statement or report as may be required under the federal securities laws (such proxy statement or such other form, and any amendments or supplements thereto with respect to the transactions contemplated by this Agreement, the “Proxy Statement”) relating to a shareholders meeting (the “Shareholders Meeting”) to be held by Seanergy to obtain the Shareholder Approval. Seanergy shall provide the Sellers and the Investors with reasonable opportunity to review and comment upon such Proxy Statement. Seanergy shall duly call, give notice of, convene and hold the Shareholders Meeting as promptly as reasonably practicable in accordance with applicable law for the purpose of seeking Shareholder Approval.
          (b) Each Seller and Investor shall, as promptly as reasonably practicable after the execution of this Agreement, deliver to Seanergy the Seller Information and the Investor Information as may be required to prepare the Proxy Statement and any other filings required under the Exchange Act, Securities Act or any other federal, foreign or Blue Sky laws relating to the transactions contemplated by the Transaction Documents (“Other Filings”).
          (c) The Sellers will use their commercially reasonable efforts to deliver to Seanergy and Buyer no later than June 18, 2008 (or such later date as shall be agreed to in writing between Seanergy, Buyer and the Sellers) true and complete copies of the Audited Financial Statements and the Interim Financial Statements, accompanied by a related Management’s Discussion and Analysis of Results and Operations and Financial Condition with respect to the Audited Financial Statements and Interim Financial Statements in form and substance in accordance with the requirements of the Securities Act for purposes of the Proxy Statement.
          (d) As of the date of the mailing of the Proxy Statement or the filing of any Other Filing, the Seller Information, Investor Information, Audited Financial Statements and the Interim Financial Statements supplied for inclusion in the Proxy Statement or Other Filing shall be accurate in all material respects, and such Audited Financial Statements and the Interim Financial Statements shall fairly present the financial condition and results of operations of the respective Seller for the period presented. If, at any time prior to the Initial Closing, a change in the Seller Information, Investor Information, Audited Financial Statements or the Interim Financial Statements, which would make the preceding incorrect, is discovered by a Seller, as applicable, such Seller, as the case may be, shall promptly notify Seanergy and Buyer of such change in writing. Each Seller shall use reasonable efforts to cooperate with Seanergy in its filing of the Proxy Statement and Other Filings.
          (e) Seanergy, through its board of directors, shall recommend to its shareholders that they vote their shares such that Seanergy may obtain the Shareholder Approval and, subject to applicable law and its fiduciary duties, shall not withdraw or modify its recommendation.
     6.2. Financing. Each Seller agrees to provide, and will cause their respective directors, officers and employees to provide, all commercially reasonable cooperation, at Seanergy’s and Buyer’s sole expense, in connection with the arrangement of financing to be consummated contemporaneously with or at or after the Initial Closing Date in respect of the transactions contemplated by this Agreement, including participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, the execution and

17

delivery of any commitment letters, placement agreements, pledge and security documents, other definitive financing documents or other requested certificates or documents, financial statements, comfort letters of accountants and legal opinions as may be reasonably requested by Seanergy and Buyer and taking such other actions as are reasonably required to be taken by each Seller in connection with any financing, provided that such cooperation shall not interfere unreasonably with the business or operations of any Seller or the commercial or technical managers of the Vessels and none of the Sellers shall be required to incur material out-of-pocket costs in respect of such cooperation unless Seanergy and Buyer shall have undertaken to reimburse such entities all such reasonable and documented out-of-pocket costs. Notwithstanding the foregoing, the responsibility to obtain the financing described above shall remain the exclusive obligation of Buyer.
     6.3. Other Actions.
          (a) At least two days prior to the Initial Closing Date, Seanergy shall prepare a draft Form 8-K or 6-K, as applicable (“Form 8-K”), announcing the Closing, and such other information that may be required to be disclosed with respect to the Vessel Sale and Purchase, and other related transactions in any report or form to be filed with the SEC. Prior to the Initial Closing Date, Seanergy, Buyer, and the Sellers shall prepare a press release announcing the consummation of the transactions hereunder (the “Press Release”). Simultaneously with or following the Initial Closing, Seanergy shall file the Form 8-K with the SEC and distribute the Press Release.
          (b) Seanergy, Buyer, each Seller and each Investor shall further cooperate with each other and use their commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonable on its part under this Agreement and applicable laws to consummate the transactions hereunder and the other Transaction Documents to which it is a party and the transactions contemplated thereby as soon as practicable. Subject to applicable laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, each of Seanergy, Buyer, the Sellers and the Investors shall have the right to review and comment on in advance, and to the extent practicable, each will consult the other on, all the information relating to such party that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by the Transaction Documents. In exercising the foregoing right, each of Seanergy, Buyer, the Sellers and the Investors shall act reasonably and as promptly as practicable.
     6.4. Advice of Change. Each of Seanergy, Buyer, and the Sellers shall promptly advise such other party in writing of any event or occurrence which results in or is reasonably likely to result in a Material Adverse Effect on it.
ARTICLE VII
OTHER AGREEMENTS
     7.1. Officers and Directors of Seanergy and Buyer. Promptly after the request of Investors, Seanergy and Buyer shall cause such number of persons to resign from their respective boards of directors so as to give effect to the provisions of the Voting Agreement. In addition, Seanergy and Buyer shall appoint or cause to be appointed the directors as required pursuant to the Voting Agreement and shall continue to do so throughout the term of the Voting Agreement. On the date hereof, Dale Ploughman shall be appointed to serve as Chief Executive Officer of each of Seanergy and Buyer and George Koutsolioutsos shall be appointed Chairman of the Board of Directors of Seanergy and Buyer for the term of the Voting Agreement. In addition, Seanergy and Buyer shall cause the officers of Seanergy and Buyer, other than Messrs. Ploughman and Koutsolioutsos, to resign as officers promptly after the

18

request of Investors, and Investors shall appoint such other officers of Seanergy and Buyer as they deem appropriate in their discretion. The Board of Directors of each of Seanergy and Buyer shall establish a shipping committee (the “Shipping Committee”) of three (3) directors to consider and vote upon all matters involving shipping and ship finance. The Board of Directors of each of Seanergy and Buyer shall delegate all such matters to their respective Shipping Committee. The Boards of Directors of each of Seanergy and Buyer shall cause their respective Shipping Committee to be composed of two “inside” directors appointed by the Investors and one director (either “inside” or “independent”) appointed by the Inside Shareholders. Any vacancies on the Shipping Committee shall be filled by the party that made the appointment of the person whose resignation or removal has caused such vacancies. If requested by a third party, Seanergy and Buyer shall ratify any and all actions taken by the Shipping Committee as the acts of Seanergy and Buyer. The Board of Directors of Seanergy and Buyer agree, and the Articles of Incorporation and by-laws of Buyer shall be amended to provide that the respective Boards of Directors may not (i) dissolve the Shipping Committee or (ii) alter the duties or composition of the Shipping Committee without an affirmative vote of not less than 80% of the board of directors. In addition, the by-laws of Buyer shall be amended to provide that the provisions of such by-laws relating to (i) the Shipping Committee and (ii) the duties of the Chief Executive Officer, including but not limited to those relating to the voting of securities owned by Buyer set forth in Section 4.3, may not be amended without the affirmative vote of not less than 80% of the board of directors. Notwithstanding the foregoing, any transactions involving the issuance of Seanergy’s or Buyer’s capital stock or transactions involving a related party shall not be referred to the Shipping Committee, regardless of subject matter, but shall instead be considered by the entire Board of Directors. Buyer, in its capacity as sole shareholder of Buyer’s subsidiaries that handle shipping matters, shall vote its shares so as to ensure that the composition of their respective boards of directors mirrors that of the Shipping Committee. The parties hereto acknowledge and agree to use their respective best efforts to promptly amend the Company’s and Buyer’s Articles of Incorporation and bylaws to provide for a staggered board of directors to facilitate the implementation of the Shipping Committee.
     7.2. Intentionally Omitted
     7.3. Intentionally Omitted
     7.4. Investors’ Exchange Rights. For as long as Seanergy continues to be in existence, Buyer and Seanergy hereby agree that, commencing at the time of the issuance of any Investment Shares to the Investors, Investors shall have an option to exchange such Investment Shares for shares of common stock of Seanergy on a one-for-one basis (“Exchange Shares”).
     7.5. Board Nominated Slates of Directors. Commencing with respect to the first annual meeting of stockholders to be held by each of Seanergy and Buyer after the date hereof, Seanergy and Buyer shall cause the slates of proposed directors nominated by each such company to include the nominees named in accordance with and for the period as provided in the Voting Agreement.
     7.6. Confidentiality. The parties hereto hereby agree that the existence and terms of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby are strictly confidential and further agree that they and their respective representatives shall not disclose to the public or to any third party the existence or terms of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby or any other Confidential Information, other than with the express prior written consent of such other party, except as may be required by applicable law or at the request of any Governmental Authority, including, without limitation, a Current Report on Form 8-K to be filed by Seanergy disclosing the execution of and entry into this Agreement within four Business Days from the dated hereof and except where such Confidential Information becomes publicly available other than as a result of a disclosure by the parties hereto in violation of this Agreement.

19

     7.7. Duty to Negotiate in Good Faith. All parties hereto shall use their commercially reasonable efforts to satisfy or cause to be satisfied all of the covenants, agreements and conditions set forth herein, as applicable to each of them. Each party, at the reasonable request of the other, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the Investment, the Vessel Sale and Purchase and other transactions contemplated by this Agreement and the other Transaction Documents.
     7.8. Establishment and Maintenance of Reserve Account. On the Initial Closing Date, Buyer or its Vessel-owning subsidiaries shall deposit the sum of US$100,000 with EST as a reserve EST may use to pay Vessel-related expenses as provided for in the Management Agreement. For as long as EST is the technical manager for any of the Vessels, EST may notify Buyer if the amount deposited in such account is less than US$100,000, and if so, Buyer shall promptly replenish such amount.
     7.9. Waiver of Trust Fund Claims. Each Seller and Investor hereby agrees that it shall not have any right, title, interest or claim of any kind in or to the proceeds of Seanergy’s initial public offering being held in trust (each, a “Trust Fund Claim”) and hereby waive any Trust Fund Claim against any such monies which it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Seanergy or Buyer and will not for any reason whatsoever seek recourse against the such monies for such purposes. The obligations arising under this Section 7.9 shall survive the termination of this Agreement.
     7.10. Restriction on Payment of Dividends. Between September 30, 2009 and December 15, 2009, neither Seanergy nor Buyer shall declare or pay a dividend.
     7.11. Subordination with Respect to Dividends. For one year after the Initial Closing, the Investors shall subordinate their respective rights to receive dividends with respect to shares of Seanergy common stock acquired by the Investors from former Seanergy officers to rights of the public Seanergy stockholders to payment of such dividends to the extent and only to the extent that Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis subordinate their rights to receive dividends with respect to their shares of Seanergy common stock owned immediately prior to the initial public offering of Seanergy and to the extent Seanergy has insufficient funds to pay its scheduled dividend (pursuant to the dividend policy adopted by the Seanergy board of directors) to all of its public stockholders. If the foregoing conditions are met, then Seanergy shall not pay such dividend to the Investors on the shares it acquired from former Seanergy officers or to Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis with respect to shares owned immediately prior to the initial public offering of Seanergy Common Stock, but instead such dividend shall be accrued and paid to the Investors and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis once Seanergy is current in the payment of its dividends to its public stockholders. The subordination of the right to receive dividends hereby will also apply to shares of Buyer issued to the Investors or any of Georgios Koutsolioutsos, Alexios Komninos or Ioannis Tsigkounakis in connection with the Merger in exchange for the above described Common Stock of Seanergy.
ARTICLE VIII
CONDITIONS TO CLOSINGS
     8.1. Conditions to the Obligations of the Sellers and the Investors. The obligations of the Sellers and the Investors under this Agreement are subject to the satisfaction or waiver of the following conditions, which conditions are intended wholly for the benefit of each Seller and Investor, as applicable:

20

          (a) Representations and Warranties. Each of the representations and warranties made by Seanergy and Buyer in this Agreement shall be true and correct in all material respects (except for those which are already qualified by materiality, which shall be true and correct in accordance with their respective terms) when made at and as of the applicable Closing Date as though such representations and warranties were made or given on and as of the applicable Closing Date.
          (b) Compliance with the Transaction Documents. Seanergy and Buyer shall have, in all material respects (except for those which are already qualified by materiality, which shall be true and correct in accordance with their respective terms), performed and complied with all of their respective covenants, agreements and obligations under this Agreement and the Transaction Documents which are to be performed or complied with by Seanergy or Buyer prior to or on the applicable Closing Date.
          (c) Charter Parties. The time Charter Parties for the Vessels referenced in Section 8.2(g) shall have been duly executed by each of SAMC and Buyer (or its relevant nominated subsidiary) in accordance with Section 8.2(g) hereof.
          (d) Management Agreement. A Management Agreement, duly executed by each of the Managing Subsidiary and EST.
          (e) Deeds of Accession. A Deed of Accession, duly executed by each of Buyer’s applicable Vessel-owning subsidiaries, evidencing that each such Vessel-owning subsidiary nominee has become a party to, and agrees to be bound by the terms and provisions of, the Management Agreement, with respect to the Delivered Vessel owned by it.
          (f) Brokerage Agreement. A Brokerage Agreement, duly executed by each of the Managing Subsidiary and Safbulk.
          (g) Deeds of Accession. A Brokerage Agreement, duly executed by each of Buyer’s applicable Vessel-owning subsidiaries, evidencing that each such Vessel-owning subsidiary nominee has become a party to, and agrees to be bound by the terms and provisions of, the Brokerage Agreement, with respect to the Delivered Vessel owned by it.
          (h) No Litigation. No legal or governmental action, suit or proceeding shall have been instituted or threatened before any court, administrative agency or tribunal, nor shall any order, judgment or decree have been issued or proposed to be issued by any court, administrative agency or tribunal, to set aside, restrain, enjoin or prevent the consummation of this Agreement or the transactions contemplated hereby, or that has had, or would reasonably be expected to have, a Material Adverse Effect on this Agreement or the transactions contemplated hereby.
          (i) Material Adverse Effect. From the date hereof to the Initial Closing Date, there shall have been no change, event or development that has had, or would reasonably be expected to have, a Material Adverse Effect on Seanergy or Buyer.
          (j) Shareholder Approval. Seanergy shall have obtained the Shareholder Approval.
          (k) Merger Approval. Seanergy shall have obtained the Merger Approval.
          (l) Closing Deliveries. Each Seller and Investor shall have received from Seanergy and Buyer all of the instruments, documents and considerations described in Sections 2.4 and 2.6, as applicable on each Closing Date.

21

     8.2. Conditions to the Obligations of Seanergy and Buyer. The obligations of Seanergy and Buyer under this Agreement are subject to the satisfaction or waiver of the following conditions, which conditions are intended wholly for the benefit of Seanergy and Buyer:
          (a) Representations and Warranties. Each of the representations and warranties made by each Seller and Investor in this Agreement shall be true and correct in all material respects (except for those which are already qualified by materiality, which shall be true and correct in accordance with their respective terms) when made at and as of the applicable Closing Date as though such representations and warranties were made or given on and as of the applicable Closing Date.
          (b) Compliance with the Transaction Documents. Each Seller and Investor shall have, in all material respects (except for those which are already qualified by materiality, which shall be true and correct in accordance with their respective terms), performed and complied with all of their respective covenants, agreements and obligations under this Agreement and the other Transaction Documents which are to be performed or complied with by them prior to or on the applicable Closing Date.
          (c) Intentionally Deleted.
          (d) No Litigation. No legal or governmental action, suit or proceeding shall have been instituted or threatened before any court, administrative agency or tribunal, nor shall any order, judgment or decree have been issued or proposed to be issued by any court, administrative agency or tribunal, to set aside, restrain, enjoin or prevent the consummation of this Agreement or the transactions contemplated hereby, or that has had, or would reasonably be expected to have, a Material Adverse Effect on this Agreement or the transactions contemplated hereby.
          (e) Shareholder Approval. Seanergy shall have obtained the Shareholder Approval.
          (f) Closing Deliveries. Each of Seanergy and Buyer shall have received from each Seller and Investor all of the instruments, documents and considerations described in Sections 2.2, 2.3 and 2.5, as applicable on each Closing Date.
          (g) Charter Parties. Safbulk shall have entered into Charter Parties with each applicable Vessel-owning subsidiary nominee of Buyer at the following rates (the “Charter Rates”) for a 1 year period at a minimum: (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for Kouan 215; (iv) $60,000 per day for the Kouan 216; (v) $65,000 per day for the Bremen Max and (vi) $65,000 per day for the Hamburg Max, it being understood and agreed that the Sellers are allowed some flexibility as to per vessel type charters secured so long as the operating day and duration weighted average revenues are consistent with the above. All of the above rates are inclusive of the 2.5% address commission in favor of SAMC, plus the 1.25% commission in favor of Safbulk. It is understood that the duration of each Charter Party shall commence as of the delivery of each Vessel to Buyer (or its nominated subsidiary) to which such Charter Party relates.
ARTICLE IX
TERMINATION
     9.1. Termination of this Agreement. At any time prior to the Initial Closing, this Agreement may be terminated (without prejudice to other remedies which may be available to the parties under this Agreement, at law or in equity) by the mutual written consent of Seanergy and Buyer and a majority of each of the Sellers and Investors. Sellers shall have the right to terminate the Transaction

22

Documents by notice in writing to Seanergy if the Proxy Statement shall not have been mailed to Seanergy’s shareholders on or before the date that is ten (10) Business Days from the date of Seanergy’s receipt of the Audited Financial Statements, the Interim Financial Statements and the corresponding Management’s Discussion and Analysis of Results of Operations and Financial Condition. In addition, Sellers may exercise their right of termination hereunder if the Shareholders Meeting shall not have occurred by July 30, 2008 (unless any of the Sellers exercise the option to extend either or both of such dates, in their sole discretion, in which case the termination date shall be extended to such date specified by Sellers), or such later date as the Sellers may, from time to time, specify by notice in writing to Seanergy and Buyer.
     9.2. Effect of Termination. If this Agreement is terminated in accordance with Section 9.1, all obligations of the parties hereunder and under the other Transaction Documents shall terminate, except for the obligations set forth in this Article IX and Sections 7.6, 7.9 and 10.3; and the parties shall undertake to take such actions as may be necessary or desirable to give effect to the foregoing termination; provided, however, that nothing herein shall relieve any party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.
ARTICLE X
MISCELLANEOUS
     10.1. Subsidiary Nominees to Become a Party. Buyer shall cause each subsidiary nominee to become a party to this Agreement and be bound by the terms of this Agreement by causing each such nominee to execute an Acknowledgement and Agreement in the form attached hereto as Exhibit H.
     10.2. Survival of Representations and Warranties. All representations and warranties contained herein shall survive the last Subsequent Closing Date.
     10.3. Expenses. Except as otherwise provided herein, each party hereto shall bear its own legal and other expenses incurred in connection with the preparation of the Transaction Documents and the other agreements contemplated hereby and the Closing of the transactions contemplated hereby.
     10.4. Further Assurances. Each party agrees that it will execute and deliver, or cause to be executed and delivered, on or after the date of this Agreement, all such other documents and instruments as are reasonably required for the performance of such party’s obligations hereunder and will take all commercially reasonable actions as may be necessary to consummate the transactions contemplated hereby and to effectuate the provisions and purposes hereof.
     10.5. Disclosures and Announcements. Announcements concerning the transactions provided for in this Agreement by any party hereto or any of their respective Affiliates shall be subject to the prior approval of such other party hereto in all material respects, except that approval shall not be required as to any statements and other information which any party may be required to make pursuant to any applicable rule or regulation of the SEC or as otherwise required by law.
     10.6. Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, in each case to the intended recipient as set forth below:
If to Seanergy or Buyer:

23

SEANERGY MARITIME CORP.
c/o Vgenopoulos & Partners Law Firm
15, Filikis Eterias Square
10673 Athens, Greece
Facsimile: +30-210-7231-462
Attention: John Papapetros
With a copy (which shall not constitute notice) to:
Loeb & Loeb
345 Park Avenue
New York, New York 10154
Facsimile: +1-212-504-3013
Attention: Mitchell Nussbaum, Esq.
If to any Seller or Investor:
Name of Seller or Investor, as applicable
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Facsimile: +30-210-898-3595
With a copy (which shall not constitute notice) to:
Name of Seller or Investor, as applicable
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Evan Breibart
Facsimile: +30-210-898-5430
Broad and Cassel
2 S. Biscayne Boulevard, Suite 2100
Miami, Florida 33131
Attention: A. Jeffry Robinson, Esq.
Facsimile: +1-305-373-9443
     Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.
     10.7. Governing Law; Jurisdiction; Dispute Resolution. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall

24

appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Agreement or the other Transaction Documents, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Agreement, Seanergy, Buyer and their subsidiaries shall be deemed to be one party, and Investors and Sellers shall be deemed to be one party.
     10.8. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to the parties hereto shall impair any such right, power or remedy of the parties hereto, nor shall it be construed to be a waiver of any breach or default under this Agreement, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any delay or omission to exercise any right, power or remedy or any waiver of any single breach or default be deemed a waiver of any other right, power or remedy or breach or default theretofore or thereafter occurring. All remedies, either under this Agreement or by law, otherwise afforded to the parties hereto, shall be cumulative and not alternative.
     10.9. Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Agreement to a particular section or subsection shall refer to a section or subsection of this Agreement, unless specified otherwise.
     10.10. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
     10.11. Amendments in Writing. No amendment, modification, termination or discharge of any provision of this Agreement, or any consent to any departure by any party hereto from any provision hereof, shall in any event be effective unless the same shall be in writing and signed by the parties hereto, and each such amendment, modification, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by all parties hereto.
     10.12. Entire Agreement. This Agreement, the Stock Purchase Agreement and the other documents referred to herein or therein, on and as of the date hereof, constitute the entire agreement of the parties hereto with respect to the subject matter hereof or thereof, and all prior or contemporaneous understandings or agreements, whether written or oral between the parties hereto with respect to such subject matter are hereby superseded in their entirety.

25

     10.13. Exhibits and Schedules. The exhibits attached hereto or any schedules referenced in this Agreement are incorporated by reference herein and shall have the same force and effect with respect to the provisions set forth therein as though fully set forth in this Agreement.
     10.14. Recitals. The Recitals set forth on the first two pages of this Agreement shall be deemed part of the Agreement and shall have the same force and effect as if they were set forth in the body of this Agreement.
     10.15. Joint and Several Obligations of Seanergy and Buyer. The obligations of Seanergy and Buyer under this Agreement are joint and several even if not so expressed.
     10.16. Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, that none of the parties hereto may assign any of its obligations hereunder except as expressly provided herein without the prior written consent of such other parties.
     10.17. Third-Party Beneficiaries. The parties hereto hereby acknowledge and agree that (a) EST, Safbulk and SAMC, and (b) each subsidiary to be nominated by Buyer to effectuate the Vessel Sale and Purchase, vis-à-vis each relevant Seller, shall be a third party beneficiary hereunder, and all such entities shall be entitled to enforce such obligations directly against such other party as if they were a party hereto. In addition, the parties acknowledge that the Sellers have nominated the Investors to receive certain consideration hereunder on their behalf. Notwithstanding the foregoing, Sellers shall retain the right to assert any claims against Seanergy or Buyer with respect to the consideration to be delivered to the Investors.
     10.18. Execution in Counterparts; Facsimile Signatures. This Agreement and any amendment or consent hereto may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
(Remainder of page intentionally left blank. Signature pages to follow.)

26

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and date first above written.

SEANERGY MARITIME CORP.
By:	/s/ Georgios Koutsolioutsos
Name: Georgios Koutsolioutsos
Title: President

SEANERGY MERGER CORP.
By:	/s/ Georgios Koutsolioutsos
Name: Georgios Koutsolioutsos
Title: President

The Investors have caused this Agreement to be executed solely to indicate their acceptance of and agreement to their obligations set forth in Sections 2.3, 4.2,6.1(b), 7.9 and 7.11.

UNITED CAPITAL INVESTMENTS CORP.
By:	/s/ Evan Breibart
Name: Evan Breibart
Title: Attorney in fact

ATRION SHIPHOLDING S.A.
By:	/s/ Evan Breibart
Name: Evan Breibart
Title: Attorney in fact

PLAZA SHIPHOLDING CORP.
By:	/s/ Evan Breibart
Name: Evan Breibart
Title: Attorney in fact

COMET SHIPHOLDING, INC.
By:	/s/ Evan Breibart
Name: Evan Breibart
Title: Attorney in fact

Signature Page to
Master Agreement dated as of May 20_, 2008

The Sellers
VALDIS MARINE CORP.		PAVEY SERVICES LTD.

By:	/s/ Evan Breibart	By:	/s/ Evan Breibart

	Name: Evan Breibart		Name: Evan Breibart
	Title: Attorney in fact		Title: Attorney in fact

GOLDIE NAVIGATION LTD.		SHORELINE UNIVERSAL LIMITED

By:	/s/ Evan Breibart	By:	/s/ Evan Breibart

	Name: Evan Breibart		Name: Evan Breibart
	Title: Attorney in fact		Title: Attorney in fact

KALISTOS MARITIME S.A.		KALITHEA MARITIME S.A.

By:	/s/ Evan Breibart	By:	/s/ Evan Breibart

	Name: Evan Breibart		Name: Evan Breibart
	Title: Attorney in fact		Title: Attorney in fact
Signature Page to
Master Agreement dated as of May 20, 2008

SCHEDULE 1
The Sellers and the Vessels

		Seller		Year
Seller		Jurisdiction	Vessel	Built	Flag	DWT	Price
1	Valdis Marine Corp.	Marshall Islands	African Oryx	1997	Bahamas	24,111	$44,080,750

2	Goldie Navigation Ltd.	Marshall Islands	African Zebra	1985	Bahamas	38,632	$34,500,000

3	Kalistos Maritime S.A.	Marshall Islands	Domestic Trade Ministry Kouan Shipbuilding Industry Co. Hull No. KA215	2008	Bahamas	54,000	$88,500,000

4	Kalithea Maritime S.A.	Marshall Islands	Domestic Trade Ministry Kouan Shipbuilding Industry Co. Hull No. KA216	2008	Bahamas	54,000	$83,500,000

5	Pavey Services Ltd.	British Virgin Islands	Bremen Max	1993	Isle of Man	73,500	$70,350,000

6	Shoreline Universal Limited	British Virgin Islands	Hamburg Max	1994	Isle of Man	73,500	$74,350,000

SCHEDULE 2
The Investors

		Investor	Investment
Name and Address of		Status and	Shares to be
Investor(1)	Jurisdiction of Incorporation	Basis	Received
United Capital Investments Corp.	Republic of Liberia	Non U.S. Person	25%
Atrion Shipholding S.A.	The Republic of the Marshall Islands	Non U.S. Person	25%
Plaza Shipholding Corp.	The Republic of the Marshall Islands	Non U.S. Person	25%
Comet Shipholding Inc.	The Republic of the Marshall Islands	Non U.S. Person	25%

(1)	The address for each of the Investors is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece.

SCHEDULE 3.2(f)
Per Diem EBITDA Contributions

	Vessel	T.C. Rate	OPEX	Net Rate

1	African Oryx	$30,000	$5,016	$24,984

2	African Zebra	$36,000	$5,100	$30,900

3	Domestic Trade Ministry Kouan Shipbuilding Industry Co. Hull No. KA215	$60,000	$5,267	$54,733

4	Domestic Trade Ministry Kouan Shipbuilding Industry Co. Hull No. KA216	$60,000	$5,267	$54,733

5	Bremen Max	$65,000	$5,845	$59,155

6	Hamburg Max	$65,000	$5,892	$59,108

EXHIBIT A-1
Memoranda of Agreement

MEMORANDUM OF AGREEMENT

Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Coucil (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Dated: **20 May 2008**

VALDIS MARITIME CORP. MARSHALL ISLANDS

hereinafter called the Sellers, have agreed to sell, and

SEANERGY MARITIME CORP. of Marshall Islands or Guaranteed nominee hereinafter called the Buyers, have agreed to buy

Name: **AFRICAN ORYX**

Classification Society/Class: **Bureau Veritas 08111T**

Built: **1998**	By: **SHANGHAI SHIPYARDS**
Flag: **BAHAMAS**	Place of Registration: **NASSAU**
Call Sign: **C6UG2**	Grt/Nrt: **15888/8060**
Register Number:	**8000948**

Definitions

1. Purchase Price

USD 44,080,750 cash (Forty four million Eighty thousand Seven Hundred Fifty United States Dollars) only.

2. Deposit

documents as soon as possible after the date of this Agreement.-— —— 196
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of 197
Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the198 Buyers. 199
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all200
Plans/drawings/instructionbooks relative to main engine and auxiliaries/SOPEP/publications as on board, etc., which are on board the Vessel. Other certificates which are on board the Vessel 201 shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the 202
Buyers to have the right to take copies. All other technical documentation and plans, etc. ashore which may 203 be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so 204 request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take 205 copies of same. 206
9. Encumbrances 207
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and/or maritime liens or any other debts and/or claims whatsoever against the Vessel and/or the 209
Sellers. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made 210 against the Vessel which have been incurred prior to the time of delivery and reference to clause 7.3 of the
Master Agreement 211
10.Taxes, etc. 212
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag 213 shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’214 register shall be for the Sellers’ account. 215
11.Condition on delivery 216
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is 217 delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be 218

16. Arbitration 262
a)* This Agreement shall be governed by and construed in accordance with English law and 263 any dispute arising out of this Agreement shall be referred to arbitration in London before three Arbitrators in accordance with the Arbitration Act 1996 or any statutory modification or 264 re-enactment thereof for the time being in force and the terms of the London Maritime Arbitration Association then in force, one arbitrator being appointed by each party. 265 On the receipt by one party of the nomination in writing of the other party’s arbitrator, 267 that party shall appoint their arbitrator within fourteen days. 268
If that party does not appoint its own arbitrator within the fourteen days specified, the party 269 referring a dispute to arbitration may, without the requirement of any further prior notice to the 266 other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly, 267
The award of the sole arbitrator shall be binding on both parties as if it had been appointed by 268 agreement. The two arbitrators properly appointed shall appoint the third arbitrator who shall act269 as chairman of the Tribunal. 270
b)*This Agreement shall be governed by and construed in accordance with Title 9 of the 271
United States Code and the Law of the State of New York and should any dispute-arise out of 272 this Agreement, the matter in dispute shall bo referred to three persons at Now York, one to -273 be appointed by each of the parties hereto, and the third by the two so chosen: their—274 decision or that of any two of thorn shall-be final, and for purpose of enforcing any award, this 275
Agreement may be made a rule of the Court. 276 Tho proceedings shall be conducted in accordance with the rules of the Society of Maritime 277 Arbitrators, Inc. New York. 278
e)* Any dispute-arising-out of-this Agreement-shall be referred to arbitration at 279 subject to the procedures applicable there. 280
The-laws-of shall-govern this Agreement. 244
* 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of 282 deletions, alternative 16 a) to apply. 283
Additional Clauses from 17 to 18 form an integral part of this Memorandum of Agreement

Appendix to Memorandum of Agreement code-name SALEFORM 1993-dated -11 th-October-2007 — M/V “HAMBURG MAX”
CLAUSE 17
The 20 pct deposit shall be made on the Initial Closing Date as defined in Clause 2.4(b) of the Master Agreement referred to in Clauso 31 hereof. The 20 pct deposit and balance of 80 pct together with extra payment for luboils and or bunkers, to be paid on day of delivery at Sellers’ nominated bank provided however that if the Vessel is delivered on the Initial Closing Date, Buyers will not be required to pay the 20% deposit into ihe joint account referred to in Clause 2 and they will make payment of 100% of the purchase price directly to the Sellers. On delivery of the Vessel, in exchange for payment of the purchase price of the Vessel and extra payment for luboils and/or bunkers, Sellers will provide the Buyers with against delivery documents reasonably needed by Buyers to acquire legal ownership and register the vessel under her new flag. Such documents to be mutually agreed and listed in an Addendum to the Memorandum of Agreement, but shall include, without limitation, the closing deliveries as required by Clause 2,2 and 2.4 of the Master Agreement as well as each party’s respective officer certificate dated the Initial Closing Date setting forth names and signatures of signatories to MOA and other related documents as well certifying and attaching charter documents of such party in effect as of the date of the Initial Closing Date and duly executed shareholder and director resolutions approving the entry into the Master Agreement referred to in Clause 31 hereof, this MOA, other related documents and the transactions contemplated hereby and thereby. Signing of the Addendum shall not delay signing of MoA and lodging of the deposit.
CLAUSE 18
Sellers to confirm in writing on delivery that to the best of their knowledge the vessel:
is not blacklisted by any Arab countries / nations or any other countries or organizations; has not touched bottom since her last dry docking.
CLAUSE 19
All negotiation and eventual sale to be kept strictly private and confidential between all parties involved except where required by Statutory or U.S. Stock listed requirements. However should despite the efforts of all parties involved details of the sale become known or reported in the market neither the Sellers not the Buyers have the right to withdraw from the sale or fail to fulfill all their obligations under this Agreement.
This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers.
CLAUSE 20
Vessel to be delivered free of cargo, cargo residues and free of any dunnage, with holds swept, clean and dry on completion of last voyage, prior delivery.

CLAUSE 21
Sellers warrant that on the date hereof and on the date of Vessel’s delivery, the Vessel shall be entitled to trade worldwide within Institute Warranty Limits without restriction or limitation.
Sellers also to confirm on delivery that vessel has not traded during the last two (2) years in CIS Pacific Countries, but if traded, then, a valid Phytosanitary Certificate to be presented.
CLAUSE 22
Canceling date to be sixty (60) days after Initial Closing Date CLAUSE 23
Seller has good and marketable title to. is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deliver the Vessel.
CLAUSE 24
Each party hereto is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this MOA and the transactions contemplated hereby. Each party hereto is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 25
Each party hereto has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this MOA and otherwise to carry out its obligations hereunder. The execution and delivery of this MOA and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, other corporate or other action or proceeding on the part of either party hereto is necessary to authorize this MOA or the consummation of the transactions contemplated hereby. This MOA has been duly executed by each party hereto and, when delivered, will constitute the valid and binding obligation of each such party, enforceable against each such party in accordance with its terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
CLAUSE 26
The execution, delivery and performance of this MOA by each party hereto and the consummation by such party of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its respective charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation {with or without notice, lapse of time or both) of, any contract to which such party is a party thereto or by which any property or asset of such party is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which such party is subject or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any governmental authority to which such party is subject, or by which any property or asset of such party is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 27

Neither party is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any governmental authority or other person or entity in connection with the execution, delivery and performance by such party of this MOA, other than those that have been made or obtained by such party prior to the date of this MOA,
CLAUSE 2S
This Agreement is one of the “MOA“s referred to and defined in (1) the Master Agreement dated the date hereof and executed and delivered concurrently herewith by the Sellers, the Buyers, and others, If there is any inconsistency between the terms and conditions of this Agreement and the terms and conditions of said Master Agreement with respect to the sale and purchase of the Vessel, then the terms and conditions of this Agreement shall prevail.
Notwithstanding the above, the obligations of each party under this MOA are subject to:
(i) Seanergy obtaining the Initial Closing / Shareholder Approval, as defined in the Master Agreement; and
(ii) The satisfaction or waiver of each of the applicable conditions set forth in Article VIII of the Master Agreement.”
In case Seanergy fails to obtain the Shareholder Approval the Initial Closing as defined in the Master Agreement does not take place as provided in the Master Agreement, this Memorandum of Agreement shall be automatically terminated, cancelled and of no further force and effect without responsibility of any of the parties. For the Sellers (1) For the Buyers (2) /s/ ... /s/.... NAME: (ELLIGIBLE) NAME: (ELLIGIBLE) TITLE: ATTORNEY — IN — FACT TITLE: PRESIDENT

MEMORANDUM OF AGREEMENT.
ships Adopted by The Baltic and International Maritime Council(BlMCO) in 1956 Dated: Code-name SALEFORM 1993
[ Revised 1966, 1983 and
GOLDIE NAVIGATION LTD — MARSHALL ISLANDS hereinafter called the Sellers, have agreed to sell, and
SEANERGY MARITIME CORP. of Marshall Islands or Guaranteed nominee 1 hereinafter called the Buyers, have agreed to buy 2
Name: AFRICAN ZEBRA 3
Classification Society/Class: Bureau Veritas 08041S 4 Built: 1985 By: CSBC TAIWAN 5
Flag: BAHAMAS Place of Registration: NASSAU 6
Call Sign: C6UE7 Grt/Nrt: 23,207mt / 12,963 mt 7
Register Number: 8000937 8
hereinafter called the Vessel, on the following terms and conditions: 9
Definitions 10
“Banking days” are days on which banks are open both in the country of the currency 11 stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8. 12
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, 13 a registered letter, telex, telefax or other modern form of written communication. 14
“Classification Society” or “Class” means the Society referred to in line 4. 15
“Master Agreement” means a master agreement of even date herewith made by and among, inter alios, the Seanergy and the Sellers.
“Shareholder Approval” has the meaning set forth in the Master Agreement. “Effective Date” means the date of issuance of the Shareholder Approval.
“Seanergy” means Seanergy Maritime Corporation of Marshall Islands, being the parent company of the Company to be nominated as buyer of the Vessel and of the buying companies of the other Vessels referred to in Clause 17.
1. Purchase Price 16 USD 34,500,000 cash (Thirty four million five hundred United States Dollars) only.
2. Deposit 17
As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 20% 18
(twenty per cent} of the Purchase Price as per Clause 17 . witeifi-3-(three)) banking-days from the -date of this Agreement by both parties. This deposit shall be placed with FBB — First Business Bank, 62 INotara & Sotiros Dios Str, Piraeus, Greece. Phone: + 30 210 41 18 711, Fax : + 30 21041 32 058, 20
and held by them in a joint account between Sellers and the Buyers ___:, to be released in accordance with joint written instructions of the Sellers and the Buyers, The Buyers to produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22 underwater damage, if any, impose condition/recommendation of class. The decision of class as to whether underwater damage, if any, imposes a condition and/or recommendation of class shall be final and binding for both parties. Notice of Readiness not to be tendered prior completion of the underwater inspection.
If damage affecting class found, that does not necessitate immediate docking. Buyers and Sellers authorised representatives to meet to try to agree a compensation amount for Buyers taking over the vessel with such damages, it cannot agree, repair quotes to be obtained From two reputable repair yards nearest to the delivery port, one yard to be chosen by each party, with compensation amount to be the average of the two repair quotes.
(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-
docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b) Once drydocking has taken place the Sellers shall deliver 11 the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be ectended by the additional time required tor the drydocking and extra steaming, but limited to a maximum of 14 running days.
C) if the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above
(i) the Classification Society may require survey of the taitshaft system, the extent of the suruey being to the satisfaction of the Classification surveyor. If Such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft 11 to be drawn and surveyed by by the Classifaication Society, the extent of the survey being in accordance withe the Classification accordance with the Classfication Society’s rules for taishaft survey and consistent and with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the \tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Socitey the drawing and refitting of the tailshaft shall be 123 arranged by the Sellers. Should any parts of the tailshaft System be condemned or found 124 defective so as to affect the Vessel’s class, those parts shall be renewed or made good at condition/recommendation.* the sellers expense to the satisfaction of the Classification Society without 128
(ii) the expenses relating to the survey of the tailshaft system shall be bome by the Buyers unless the Classification Society requires such survey to be earned out, in which case the Sellers shall pay these enpenses. The Sellers shall also pay the expenses 130 if the Buyers require the survey and parts of the system are condemned or found defective or broken so to affect the Vessels class.*
(iii) the expenses in connection with putting the Vessel in and taking her out of 133 drydock, including the drydock dues and the Classification Society fees shall be paid by 134 the seller if the Classifiation Socirty issues any condition/recommendation*as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers 136 shall pay the aforesaid ecpenses, dues and fees. (iv) the Buyers representative shall have the right to be present in the drydock. but without interfering with the work, or docisions of the Classification surveyor
(v) the Buyers shall have the right to have the underwater part of the Vesael 1*0 cleaned and painted at their risk and expense without interfering with the Sellers ‘ or the Classifaiction surveyor’s wort, if any, and wilhOulaneclitig The Vessel’s brie 142 however the Buyers’ work in drydock is still In progress when the Seller have 143 completed the work which the Sellers are required to do, tha additionall docking time 144 needed to complete the Buyers work shall be far the buyers risk end: expense in the event 145 that the Buyers’ worK requires such additional time. The Sellers may upon compeletion of the 146 Sellenj- work lender Notice of Readiness for delivery whilst the Vessel is still In drydock and The Buyera shall be obliged to take delivery in accordence with Clause 3. wheathe- 1 *6 the Vessel is in drydock or not and irrespective of Clause 5 b).
* Notes, if any. In the surveypr’s . report which are accepted by the Classification Society without condition/recommendation are not to be taken into account aepuprcents jg sjdn aE-DDsr;bla f!flfl*-ihf—diite flf 1h»? Agn9trr*nK—
All the time cf dalivery tfie Buyers and 5allc*S Sllnir i*gn ar.rj tfeliuer to each other a PfrfidflWl of Delivery and Acceptance- Donfirrping the date and I’TO 01 ^livery of the Vessel ftomtto SoSda (0 Die Buy-ens
Al the time oJ delivery We Seders shell hand to Iho BuyOn; l’-r dftss-ficetton Dertilicatei.Ej as xrtll as £1 £00 PlanE/dravfln^.’inainicbDnrjDrihB nSartivc b main injme pnd auidiErieaSOPEP^ublicaliCini as <?n board dc., which are dh board ttie vshq! Ohr’ cftrlifir^»|^ which are on bDanl the Vesstl Z01 thai: also be handed nwr laihe Buyera unksi Bw £el|era ?re requJred In rEtain saint, m which cbs* the Buyert to have rT« iiphl lo tube CO(ii«S A:: other lechnicel dDcumenUlmr &-.? plans Etc astnre which may iC I ba in the 50ll(tfS’ poasesBion Ehaii be prampBy fomardcd 10 Ihe Buyers 0f tnelr experree il 1hey W ftqu«l Tlve StUers may keeptrte Vessel[1]! Ing backs bul the Suyera 1o have tite nght b 1ak< copie? of S3me 206
9. Encumbrantas 207
The Sellers vrarraTiL lhai tfh; Vessel. Bl 1he tme of ddwery, is Tr« from ft;\ cha*5e*5, e^umbranc*!!. nvortgageB andtor maritipss liftf-S Or any dher deb1& and/ar dairng wf^fllspeyer agamE-ttfie Vtssel BndJartha IDE Sellers The Se-ier& herafiy tindcdak* 1u Indemnify tm Buyers agar«t 4II eanseduenceE al d-r -ni made 210 against ihe- Vas&al which hiut teen mcyrred prinr In ihe h’m* fff dell«ry and rcferenca 10- Oause ^.3 a-’ Ihe Master Agnaarmnt
10. Taxes, etc
Anytatifrl. lots and enpefisea in cntinectinn with It* purtftwe and regiHtradDn una«r tht Buyera’ flag ihal bftfar lh& Buyera’ account, whefea& sirflil&r Cfijrg^a In DornadiDfi with 1ht dosing of the SallMS[1] register shall be tar Bra Setters’ aK6unt
11. ConditJonOndBfiV**V
Tht Vtt«l *«1H ewerylhing bElonging to he* Shall be attfte SellareC risk and ^K^nse ^rrtit sha is deliwerad to lh» Buyers, but subject to 1he tenra and oondlbqn& at Ihis Ajgreemcnl She shall be 2lB dedverad and La*jen ovor as Sh& rf#S Bt the Hme of inspection, fair wear and tsar en-Mptetl f’.OY^Wva:. Ihfr VfcSs*! SflaH be defcven&l wfc, h& ene&efW-Class fuHy maintained wimflul CCndltiPntteCiG*nrnen<JalN?n’. and free at average damage affecting lint VMSol’S Cla5S.*fid with her AH ClaS3i1i«1i(Ki Certifies and her National and Inlernaliana! Ccrtfica^c. hj b* cl83fi. a& well es a\\ other cernficateF; ihe Vesstf Had ad the time of inspection, ciean. v^’tf Sfld une-jrtended wtthsul condign/ recommendation dy Class or Ihe rE*eua.Td Audxirilcs at Chfl lime fll Denary CSM rtgms to be clem and up ts !ha date al Hit hmtoF (he- Vfljsera delivery or do on board without any nrian-iipM OF Outstanding i^h<M <^«Mwnfre™mmef^^ DuthP’-iUtjc at ipo timn fjf CtOliVMy Coot catGs of Ufei alls. CQ2. FV« t Ftmguisheri e-1c to db Jaan and valid at thfl l^ne trf delrvery •InspKUort” in this dSU*e 11. ahall mftEn ^he Buyers inspection according to Cbpuse 4 a) or A b>. If appHcatle. or ire Buyers’ inspection poor (d 1he signing dl Ihie ^QflMjinfent If the Vessel \s taken over without inspection Ihe date of irug Agreement shall be Urn ^ev?ml dace Not*S. .’ a-iy. m ‘he aurveyor[1]? repnrta which are acceplefl by 1nc Classifita1iciH Society WlttHUl MndHioniTewrmnendstior- are not (d bra taVen Into KKdunt. 22?
12. NflmcfTnarKings
Upon dtfrwtry the buyers undertaXa to change Ihe n4rn« C-1 ihe Weaael and alia* PunA*! n^SfKings. 13. Buyers’ default 232
ShouH the deposh not tra paid In ic«tf3»ripewrtrt Cleuse 2 and 17. Ihe S^ftera have Ihe riph! 10 cancel 1tiit2a3 Agrsenent. and frfy s*i*l| t* e^ttJed tp cleim cnmpansation for their imeee and for afl fttpenses incurtod together ivitfi irrtereet. Should me Purdifi&e pi«b riot bt paid In (romance with Clausa 3. H>e Selle-a have 1ho Hsht to cancel ihe Agresmanl. in */H»th ewe the depoEit togaBicr wnlh int&res: earned shalf be reltased ie tfw Sellere. IT The depo&iL do** «*t cc^ef meir toss, the SellSH shaJI be entitled In claim fufil ie< comp*rhialiori far 1heif Icsaes and For ii cKponse* Inciuirad IngalhBf rtHti Inlaneal. provided HOwemer Z33 tttlt S&leri will nol be e^titied lo rfaim any fompetiBalinn wnatsdtver rf Seanenj^ farls lo ctla-n Ihe
ShaneftQldef Appjowal.
M. Ssllfrrs’ rialault 2[40]
Should ihe SeflerE fail to give N&lice of R&adineES in accordance yjltti Clause 5 a] or fa.l id be readyZ*t lo validTy comptetie a Ifegil tfihifer by (he date stipulated in line 51 the Buyers .shall hsve2^2 lha option of Cancslling ma Aflreemeot pravidad al^an thai the Sallem shalt be granted a2d- mpKimLrm of 3 banting days after Nolico of Rewlinees has bean given 1* make arranflamehti244 ferine documentation &et cut m ClauM &• K after Hctica of Rfl&rjinaai has been giver, but beHone me Buyera haw taken delivery. 1ht Veaael ceases id ba physically feady Tor dalfveJy and is nol made physically n&ady again jn every ncspect by Ihe dale stipulated in line 61 sncl new hiDt’-w tf Re«Jlne« gl^ftrt. ine B^era aha;! relain fhwf wV*n !a cancel. In Hie *«enl ttipt the Buyers otetfJ48 to cancel ihia Agreerrenl Ihe dcpoSJl — ir paid to ihe jnircl accOu”! by Buyera — tngatfrflr with interesl earned shall be rdcaSCd to 1he<n immediately. ShnuSd tha SB»ert lall 10 glwfl N«ice &f Readiness by me date stipulaled in line 61 ct Fail to be rWdy id validty tdflflflUj 4 leg*) tranafer as aforesaid they ShSfl meke due compwiwHon Ifl the Buywr* lor 1heir Idas and. for ell expenses tojerhitf wflfi inleneat If iheir feilu^e it tf^ lo- prcyen neg igence end: whether Drnoifr* Buyera caiatf Lnlt Agreement 1S. Buy«Tir repnttentalLvaa Afltf-tHiti^raemgrt-ftBS-BQQfi signod by btflh pariiea-ane-the^O^ ^fiflBit t^eeeiv4adyKMttfi Btfyefs—35§ hStfe-ltTe-nqht to plaac iwd r^pfg&»H^l^flfl tm feord 1ho VoCMMtL pteirsgbrishand a<pen^a ^p^35J nni^ni nt ................................................ ofl or aboul et She Fir:; cDriv»fnent pqfl^tacD. For V*rt(— ^esDcle :hjlmtfl — 366 —
tfl^*iwe^*d on me Qacing Dote dp dofinad In \f* ttuppte=wr^Ag->4y^nL. 1te ^ufsft-eh,-^ ha*e-the-ngH to p^oe twe-feofeseffetiWEr^m-egg*d-4lia-^as3el-JHhc ir cd!q rigk Wl e-Mpe^se-en- trw-flaHi Ooeaflaul obtainf.
Gharohnldor jppfgvfl^^-ttfi-aucJiearter-g^alB dp doompj ptftftfinary. dp as to Dnwia-rcpG havc-a-m^wium I-*.:-, w,.. < !;.ii-..inri/flti*in fMndd-ofltiaafri- JhfisQ r&pfDEOnlutlrtUi arp on nogrd fcw-rTe-puf^e6e-of-tam*ligFiwfteri aHd-tfl-1r**3p«ttyo4— oaservprD only, dnd IFnty ftftall fuel inteffefeHni nny mspcd w|h tJ>a maMMng-Bf-tHe-V^s^l^pe^aBoH-gf— Kl» V«sal amfr’iM cre^fr 4x»mal-WBAing-pFa€ticer^>t* Buy*W feprLjcntatiws chali sq^ Ifte-ufrual .. ^ZSi
$OJl«ft:-P-»txl.-l-Olu&4enfl* rfmrientnity prior 1n Liroir gmtofkafcon.

16. hnbr.ia1.cn 262
?)” ThFs Agreement -ahaH be governed by Arid wnstiUijfj in ^tcc^nc^ wll?i rriQllf.’-i ihw arv: 36? anydispute aritng out of t^is Agterrer.1 snail be referred !o srbilranon in London before three AiMralors m accordance win the Araitration Ad 1fl96 or any gtatu1oi> medificaliDn nr 26*
nj.enactnenl Ihenwr Tor Ihs lime being in force and th* larm& o1 lh& Lo’tlDn MarrtrniE ArbilraEmn ASSutibU’on lhc~ in force. onE arbitrator be.ng appainted by eacK pary. 2B? On (he rectipt tv cr* party of pm nonvnaLon in writing of Ere alher party’s arbrtralor, EG? that parr/ shaH appoint their arbitrator within fourteen days. 259
Cf thpt P3J1/ toeft nol apfXMnl its own arbitrator wth^thB fourteen da^epcDrfigd. Ihc- pa rty 2H’ refenuv] 4 OutRile 10 arMratiOn m^v wifnout tha raquirwrigni of an^ fjrlhtr ^o^r r Dlrcc It the £B^ other paly, app&rl |U arbihabi as sole asbilralnr and EhaR adviSo Inc dlhc- par:y ac^rdingly 2B.? The swart ijf the sole er&flralor s-^&il bt L -Jmg On toffi pwlips fl< if d hart rW«n gpfrtmtert 6^ 26£ agreement. The rv»o arhlrsbrs pyuperly eppOlnted thil ipOSint (he tfvind *n»rjfl(UM wha 9?iall ad 269 as chairman of the Tribunal 27U b}[3] ........................................ Thm /VflrpDmDnt chaH be gerarrved tiy-ano-a&ft&tfucd in DQGDKJanDO wth Titln E) af rtiO —Wl Un>1»J Etorrw Cwo j.nd tho Law ^4hg-5^te-af HQ*-yerfr-ard^twld-JHy-dttfJii46-ariWfrm-Of • —97? IrtiB Agreement, thft imtl«<4*HfcGfit4**hSH 41B.fWfWH^4«-Ww*«-riWtOrte-St-PJfl* Vort. (m&4o— rj-_- rp=:-jin?6-3 oy each cri the-parttes hsreto arKHhe-lhiKiby-thelwa—GfrGfiti&BFiT*wf ....................................... I’M dooiiiiDn or that of any-hvQ of them BhaH-bc final. and^for-purpaGD of pnTaftifTff-Bny Jwfflf J. IHIt—^/t ^gmpnrpDnt may be made a rulrj of fro Caun.
43TO-pf<jgggdmqB-cl-jll fao GDrtdvUKQd in a cdofdartip ^th r>* rufe* &1’ Itm-£jcn64y <rf Marit4HKi SF?
A^lfalor-i. Fnc Now Yor1<, .............................................................................................. #8 tpAfty-gH&liijLB a’.ti-q PUl HJF friE. Agi’Mmunl t.-.all b* iH*rtHfad tMFtlriFffUftH-fl^— —r-Et^gct (»tho piooHiaJLH ei ap|ii.oabt* tr>e«?:- -—290 Thn Inwp of— —nhall yniom IhiD AgmamDnL —2*1 T$si 16 W *ntf J 6 Cj ifB jrf*rti^fivifrj. (Jsrfl(le w^ircnevtf tf no! applicable, in ihe absence of 293 ofeisr>an5 aftemanne 16 a) to apply ^•H-
AddJlllonal CUU*« from 17 to IB form *r> integral part Cl thl* Wenierandum at Agreement

AapendFx to Memorandum gf ftnjwamaiti code name SMEFORM 19Q3-J3lfrCi 3 Haw BOPa — HI/V “AF RICAN ZEBRA”
CLAUSE 17
The ZD pet CfcpGSit Shell be mads on thu Inlltal losing Data as defied m Claube 2.4(b] 0? the Master AgrMm&nt (*<*«#rj *&^ani>co31 hftretrf. The 20 pet dapasit aid Salflnce af 80 pet together with ctfre pdyrnoKH If* JiitXJils arm nr Oun’ners. id M paid en day o-T delivery 9! Sellers’ nominated bank prOvded hnwBYSY that if ttw VeHel ie dElivEHarJ Oft the Inrbsl Cta&ing Dale. Buyer? will not be required lo pay IMfe 20% dapflsit into- the pim account related to in Clause 2 ano ITsy Will makn payment of IDDft ffl tne purctiasE pn« dif«cti/ to fre Selters. On delivery of lha Vessel, in exchartge for paymern d? the pgrtliasE price af ITw V&aMl and Extra paymeM For lubails afdlv Dunkflre, Sellers Will prnvido the Byyare with aflame! delivery doajmants r«ason0tVy rwedsd fcy Bu/er& (d acquire tejal cwnEfBtnO arid TBgiBter thft vCSSftl under her new (lag. Such documents to be mutually sarfrsd ana li&ifld m &n Addendum t& ITie MemOF^ndum oT AflraeirwrH but shall Incfcifl*. wthcut limitation. 1he dSosinfl aehverias bs requifftd by Clause Z.2 antf 2.4 fl( the Mssler AgfHftffl«rH as wen as oacri party’s nc&pftd>ve officer cErttjftcate dsled the Inrtial Closing Dale setting forth names and signalizes tf signalories lo WOA and olher related documents as well certityingi and aWaehlng charter d&&Jments of suCtl pifty m eEfad y& of :hs oats of ms Initial CloSir^ Dale end duly executed ghenetinldEir and clireclor reBSlurtmru approvng rh-p enlry into the WaELer Agnternent refef red to Ih Clause 31 herwiF. INiS MOA. nltwr rslaled dacunrtPis and the tnjrtsadiam ciWlemplSrted hereby and thereby. Siginirtg flf Uie Addendum Shall nal delay inning, of MoA and bodging til 1he deposit
CLAUSE 19
Sflllera 10 confirm m mitihg on delivery thai to the best at wies fcnOVIrteclge (he v*SI6l
U irot ilMWJslsd by art^ Arab coumnoB / naliflns Of any Dlhcr COljntrie? or cKgafllZBlionE has not louched bolloni since hfrf last dry docking.
CLAUSE 19
All negrti*t»on and Hventual ss’e 10 be kept strictly pfi^atE srtd esnTideritigl betwear all parties involv«d exwpl wtwro iBquinod by Statutory m U.S. SlSC* leled requifamentl. Hawever should dsspita th* flfforta or an\ partiBE involved oeta: s of the tale tiewme hmawr ar repoHed in the market neither IN) S*Me.ra not thB Buj/Ere have lf*e right to withdraw from the Bale ttf fall 15 fulfill all their ob^alksrvs tinder this Agn^amsnt.
Thu Memofandum cf Agreement iB drawn up ip two origmilt W*lh even inrUir and data. One Ofl$mai ahall te relainad by the Sellers grd one original StiaU be reSainad by the Bjyer&.
CLAUBEJa
Vessel to bft Oflhverea free of sarga. targo fesiduBs and face of any dunnagfr, wtttl holds swept, dean and dry on completion of last voyage, prior denary.

CLAUSE Jl
Seller warrant that on the date hereof and c*l (He 4. — of Vassal* dnlrvor? thr vps-sb! shall bfi enlillMJ to tjada worldwide wrttiin InsMule Wsrra ntf L^ilS wit -ut restriction or llmrtalion
Seller also to confirm on deUery tha! vessel hat nr Iraded dunng the Last two (2; years in Cl£ Pacific Countries, but if Iratfed. lhen. a valid Pbytoaanitary Ci rrficsta !o &e presented
CLAUSE 22
Caroling dale !d ba siirty (50) days after Inicla: dosll | Date
CLAUSE 23
Sailer has gqrad and mg^wtpbte tflfe 1o, Is the eKC j^ve teojal and equriable owner gf. and has the unresbncted power ana rigWto tall. assig-ancidelivei Iha Vessel.
CLAUSE^
Each party hereto Is an en^[y duly incorporated validly existing and in good Etandmg una«f 1*ie law& of th6 Juristfjdlon of it& incorponalion. with 1he requisite power and authflrity In Bntorinto 1hi& MOA and the transactionsi cjntemplilPd hereby E»^- paHy |ie.[r]e:o is duly quS’ified 10 conduct auai”.ciss arJ ib in good Staodi^ be a foreign corporation or oftiar legal entity in nasti jurisdiction n w.ich thfr nituce of Ihe busimss canductad or property owned ny it makes suoh queliFication necesEary. accept vvhcre the ‘a ^ure to- be &o q-ja: fied or 11 ggod Standing. 84 the case may be could not individually or in the aggregate, have- cu feasonably be e-vpect*d to rasJL Iri d Malerial Ad^rse Effect (as, defined in the Master A^rtfrntnnl}.
CLAUSE 26
Eicti pirty hereto Has Ihc ractulstta wrporalft power ind authority toflnter inlo and to consum mate tne transactions oontemplaled by thi& MOA and otherwise to Caffy flUt lt£ OblijatiOna here under. The ekecul’on and delivery of ihis MOA and the consummation by it ot the trantactiD-s corrl*m(itaL40 hereby havfr baen duly authorizod by ah nKSSsary Mf^ofate action other coqwrgte or oLher action Or proceeding on tne par! of eith&r paity herein is neccE&ar^ to- authorize Ihis MOA or the congummalion of the transactions cofTtemfHatefl Hereby This MOA fiss been duly executed by each party na«td and. when dattvered. will can&lilute iy>e valid and birding obligation of each such pflrtj. eofprceablE agamBt Bach Buch party In accordance wrlh its terms, except (\} as may be limited by applicable bankruptcy, insolvency, rtargarvzation. morsloriuro. frsuduleni conveyance a^d any pi^er laws rjf ganHral aflpfotion ffHcebng nnfereBmonl of cnsditora’ rights gensraty, of (lil as limited by la/ffi relpting lo the availability of Specific performance, injuridive [r]alief or other equrtabl* TDmodifrG
CMIJS6 25
The eK£culiqn delivEry and QErformance of this MQA by each party hereto and Um con&ufnnngtiCKi by such party of the traniact-ons Mritemplalftd nerefiy (>o not and will not (i) conlict wilh or widlalt any provision of its- respect.™ charter documents, (n) CoftfJid with, Ch’ ConslHule a cfefputt l.or an event tfial wHti notce or lapse ol time <y coth v^ould beMme a oeFauirlj ynder. m give- to Dlhftr* atiy tignis (rf t*rmifla(icin. amendma^it, atcslflration or cajicfllladiOn {w:1h or ftilhOUl flffhoe, Iflpss of time or both} of, any contract :c which sljc^i party .5 a pa.ly thereto- or by which any property or asset cf sucn parly ii bqyna or stlefled, [ill) :esut In 3 violallon d any law, rule, statute & jagutatioji 10 which sutn parly is SUt^Ct M (ivj rsstlll In arty violarlksn of any andflr-, ;uo<amanl, mjunchon. diecree or c^har restn’dion of any governmental authority to which such party is subject, or by wtiich any property or asse! of such OJrly is bound or a^ected; except Jn the case of eacfi of clauaea (i/) and ^iiij, such aE coukj no!, irtdlvlduaVy or in [he aggregate, have or r&aionabty be expected to resud in a Material Adverse Effect (ae defined -ti Ihe Master AgHamariL}.
SJ.AUSE2T

NiJI—cr parly Is required [n obtain arry consfinl. waivor, aijlhGrnBripn, or order Off. flive any ndti« to. or make any <illng or registration wUh. any flnvemmentBl authority or other person Or entlly in connexion win thd cjtKiitiDn (Jeluer)[1] and perfDrmarrai by iUCh paHj- uJ Uii& MOA. olherthan ITiDae 1t-.al huvfc tiEen ftladn ar oblBk-^ ^ turfi party prior to ihfr d#|e oMhfe MQA.
CLAUSE 2fl
This AflraBfnefrl is o« of 111* “MOA’s ralEmHl 1C and defined in (1) Ihe Maste Agreement dated the date he^aof 3J>d KCCUtftd and dElivereil conorrrcnlly hprewKh b^ the SElisrL, the Buyers, and oilier? If (her? is any irtaraiEtengy belvrtitn LhE Lerm& 3fid «>nditions of 1hit Aigreemsnl and the terms and COIvllLifjns nF sad fclwter AgraEment with neswcl tfi ihc safe and purchase of int Vessel, thsn Ihe lerms and conditions of this Agreement ahnli ffevail.
NotivihSlanding the abtve. 1hw OblinjIJDns of each parly UPtter in* MQA &M tul^act 10.
(i) Seine^gy otilaining tfie Initial Closing / Shstneholder Apprawal at tfef.ned in fr* MaEter AgrBanfrntTr and
> Ths saiisfadtion pr ^tUvcr of oacn cf the spphuble i^nntJilons »r forth in Article VIM c-I fl* Uaater AgrtimerU ‘
In «sc Ssanergv Fails lo ottlain ths Shareholder AppcovsH 1he Inrbal Closing as fleFmed m the Master AjrenmoM does not take piat* 36 pro^dad in Ihe Mesler Agreeirent, tnis Mefliorandum of A^feemenl vnair be au*cma:’cell> term;naiad, cancelled anc aF no further t&rce »no effect wUh&ut (etponsftHHj’ of ar>y nf the parties. /
Fortna Setartfl)

EXHIBIT A-3
Memoranda of Agreement

MEMORANDUM OF AGREEMENT Norwegian shiphrokers’ assocation’s vemo randum of agreement for sale and purchase of ships adopred by The balance and Intercoucil (BIMOCO)in 1956 SALEFORM 1993 Revised 1996 .1983 1986/87and Dated: 20 May 2008 KALISTOS MARITME CORP. of Marshall Islands or Guaaranteed nominee hereinafter called the Sellers, have agreed to sell, and
SEANERGY MARITIME CORP. of Marshall Islands or Guaranteed nominee 1 hereinafter called the Buyers, have agreed to buy 2 Name: AFRICAN ZEBRA 3 Classification Society/Class: Bureau Veritas OS041S 4 Built: 1985By: CSBC TAIWAN 5
Flag:BAHAMAS Place of Registration; NASSAU 6
Call Sign: C6XD9 Grt/Nnt: 23, 207mt M2, 363 mi 7
Register Number: 8000937 8
hereinafter called the Vessel, on the following terms and conditions: 9 Definitions 10 “Banking days” are days on which banks are open both in the country of the currency 10 stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause B. 11 “In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, 12 a registered letter, telex, telefax or other modern form of written communication. 14 “Classification Society” or “Class” means the Society referred to in line 4. 15 “Master Agreement” means a master agreement of even date herewith made by and among, inter alios, the Seanergy and the Sellers. “Shareholder Approval” has the meaning set forth in the Master Agreement. “Effective Date” means the date of issuance of the Shareholder Approval. “Seanergy” means Seanergy Maritime Corporation of Marshall Islands, being the parent company of the Company to be nominated as buyer of the Vessel and of the buying companies of the other Vessels referred to in Clause 17. 1. Purchase Price 16 USD 34, 500, 000 cash (Thirty four million five hundred United States Dollars) only, 2. Deposit 17
As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 20% 18
(twenty per cent} of the Purchase Price as per Clause 17. within 3 (throe) banking days from tho - date of this Agreement by both parties. This deposit shall be placed with FBB — First Business Bank, 62 INotara & Sotiros Dios Str, Piraeus, Greece. Phone: + 30 210 41 18 711, Fax: + 30 21041 32 058, 20
and held by them in a joint account between Sellers and the Buyers :, to be released in accordance with joint written instructions of the Sellers and the Buyers, The Buyers to produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22

Buyers. Any fee charged for holding the said deposit shal be borne equally by the Sellers and the 23
Buyers. The expenses for the opening of the joint accoun and the closing fees to be shared equally between the Sellers and the Buyers 24
3. Payment (See also Clause 47-) 25 The said Purchase Price shall be paid in full free of bank charges to Sellers to: HSH NORDBANK AG HAMBURG, GERMANY, SORT CODE: 21050000. with JP MORGAN CHASE BANK NA NEW YORK, USA. SWIFT: CHASUS33, ACCOUNT: 001-1-331808 in favor of LINCOLN FINANCE CORP., USD ACCOUNT:
1100175430, IBAN: DE15210500001100175430 26
27
on delivery of the Vessel, but not later than 3 banking days after the Vesse! is in every respect 28 physically ready for delivery in accordance with the terms and conditions of this Agreement and 29
Notice of Readiness has been given in accordance with Clause 5. 30
4. Inspections 31
The-Buyers have waived their right to inspect-the-Vessel-and her- class records. a)* The Buyers have inspected and accepted the Vessel’s classification records. The Buyers 32 have also inspected the Vessel at/in DURBAN 33 and have accepted the Vessel following this inspection and the sale is outright and definite, 34 subject only to the terms and conditions of this Agreement, 35 b)* The Buyers-shall have-the F-tgfrt-te-ifrepect the Vessel’s classifcation-records and declare 36 whether same-are accepted or not within 37 The-Sollers shall provide for inspection-of the Vessel at/in 38 The- Buyers shall undertake the-tnspection without undue delay-to tha Vessel. Should the 39 Buyers cause-undue delay-they shall compensate the Sellers for-the-lesses thereby incurred. 40 Tee-Buyers shall inspeet-the-Vessel-without opening up and without cost to the Sellers. 41 During tho inspection, the Vessels deck and engine log books shall-be made ovailable for 42 examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall 43 become outright and definite, subject -only to the terms and conditions of this Agreement, 44 provided-the Sellers-peeeive written notice of acceptance from the Buyers within 72 hours 45 after completion of such inspection. 46 Should notice of acceptance of the Vessel’s classification records-and of thg-Vesset-not-be 47 received-by the Sellers-as-aforesaidi the -deposit together with interest corned shall be 46 feteased-immediately to the Buyers, whereafter this Agreement shall bo null and void. 49
* 4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, 50 alternative 4a) to apply. 51
5. Notices, time and place of delivery 52
a)The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall 53 provide the Buyers with 30, 21, 14 and 7 days approximate definite and 24 hours definite 54 notice of the estimated time of arrival at Hie intended place of drydeckinig/underwater 55 inspection/delivery. 56
When the Vessel is at the place of delivery and in every respect physically ready for delivery 57 in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of 58
Readiness for delivery, b)The Vessel shall be delivered and taken over cargo free and stowaways free at a safe and 59 accessible port, anchorage, and/or safe and accessible berth always safely afloat at Sellers’ 60 option at a place to be mutually agreed. Place of delivery in accordance with Vessel’s trade/charter obligation. Expected time of delivery: to be mutually agreed 61 Dale of canceling as per Clause 24 (see-Glauses-5-e), 6 b) (iii) and 14 -30th-Septembier-i-2-CQ§ in 62 Buyers’ option but if vessel is on a sea passage that takes her beyond this date, then the ve ssel 63 wilt be delivered at the first next port of call but immediately after the original canceling date and therefore canceling date will be extended accordingly. c)If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the 64 Vessel will not be ready for delivery by the cancelling bate they may notify the Buyers in 65 writing stating the date when they anticipate that the Vessel will be ready for delivery and 66 propose a new cancelling date. Upon receipt of such notification the Buyers shall have the 67 option of either cancelling this Agreement in accordance with Clause 14 within 7 running 68 days of receipt of the notice or of accepting the new date as the new cancelling date. If the 69 Buyers have not declared their option within 7 running days of receipt of the Sellers’ 70 notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification 71 shall be deemed to be the new cancelling date and shail be substituted for the cancelling date stipulated in line 61, If this Agreement is maintained with the new cancelling date all other terms and conditions 72 hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full 73 force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any 74 claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by 75 the original cancelling date. 76 7 d)Should the Vessel become an actual, constructive or compromised total loss before delivery 7: the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void. 7
6 Drydocking/Divers Inspection 8 a)*[1] The Sellers shall place the Vessel in dfydock at the port of delivery for inspection-by -the 8
G-lassification-Seciety of the Vessel’s underwater parts below the dcopest-loa4-ltfleT-toe 8 extent of the inspection being in accordance-with the-Classification-Society’s rules. If the 8 fudder, propeller, bottom or other undsrwator-parts-£etow4be-deepost-toad-4me arc found 8 broken, damaged-or defective so as to affect the Vossel’c class, such defects-stall be mode 8 good at the Sellers’ expense to the satisfaetion of the Classification Society without condition/rooommondaliotf*
b)** (i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the vessel. The Sellers shall at their 9; cost make the Vessel available for such inspection. The extent of the inspection and the 9; conditions under which it is performed shall be to the satisfaction of the Classification 9:
Society. If the conditions at the port of delivery are unsuitable for such inspection, the 9,
Sellers shall make the Vessel available at a suitable alternative place near to the delivery 9;
port. Inspection of Vessel’s underwater parts shall be carried out in the presence of class surveyor to be invited by the Sellers and Sellers’/Buyers’ representatives.
9;
(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line 9 are found broken, damaged or defective so as to affect the Vessel’s class, then unless 9 repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers 9 shall arrange for the Vessel to be drydocked at their expense for inspection by the 10; Classification Society of the Vessel’s underwater parts below the deepest load line, the 10;
extent of the inspection being in accordance with the Classification Society’s rules. If the 10:
rudder, propeller, bottom or other underwater parts below the deepest load line are found 10;
broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made 10;
good by the Sellers at their expense to the satisfaction of the Classification Society 10; without condition/recommendation*. In such event the Sellers are to pay also for the cost of 10;
the underwater inspection and the Classification Society’s attendance.
The Buyers’ Class and the Sellers’ Class shall at all times be the sole arbitrators as to whether deey FReffe-as-sseH-as-pos&ibie QftaMrte-date-ef-4ri4S-AgreefrteF& 1-SG
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of 197
Delivery and Acceptance confirming the date and tims of delivery of the Vessel from the Sellers to the 108 Buyers. 193
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as we!i as all 200
Plans/drawings/insiructionbooks relative to main engine and auxiliaries/SOPEF/pubtications as on board, etc., which are on board the Vessel. Other certificates which are on board the Vessel 201 shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the 202
Buyers to have the right to take copies. Aii other technical documentation and pians, etc. ashore which may 203 be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so 204 request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take 205 copies of same. 20G 9. Encumbrances 207
The Sellers warrant that the Vessel, at the time of delivery, is free from all etertefs, encumbrances, mortgages and/or maritime liens or any other debts and/or claims whatsoever against the Vessel and/or the 20E
Sellers, The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made 210 against the Vessel which have been incurred prior to the time of delivery and reference to clause 7. 3 of the Maste r Ag reement 211
10. Taxes, etc. 212
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag 213 shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ 214 register shall be for the Sellers’ account. 215
11. Condition on delivery 216
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is 217 delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be 218

16. Arbitration 262
a)* This Agreement shall be governed by and construed in accordance with English law and 253 any dispute arising out of this Agreement shall be referred to arbitration in London before three Arbitrators in accordance with the Arbitration Act 1996 or any statutory modification or 264 re-enactment thereof for the time being in force and the terms of the London Maritime Arbitration Association then in force, one arbitrator being appointed by each party. 265 On the receipt by one party of the nomination in writing of the other party’s arbitrator, 267 that party shall appoint their arbitrator within fourteen days. 268
If that party does not appoint its own arbitrator within the fourteen days specified, the party 269 referring a dispute to arbitration may, without the requirement of any further prior notice to the 266 other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly, 267 The award of the sole arbitrator shall be binding on both parties as if it had been appointed by 268 agreement. The two arbitrators properly appointed shall appoint the third arbitrator who shall act 269 as chairman of the Tribunal. 270
b)*This Agreement shall governed by and construed in accordance with Title 9 of the 271
United States Code and tho Law of the State of New York and should any dispute arise out of 272 this Agreement, the matter in dispute shall be referred to three persons at New York, one to 273 be appointed by each of the parties hereto, and the third by the two so chosen: their 274 decision or that of any two of them shall-be final, and for purpose of enforcing any award, this 275
Agreement may be made a rule of the Court. 276 Tho proceedings shall be conducted in accordance with the rules of the Society of Maritime 277 Atbitraters, Inc. New York 278
e)*Any dispute-arising-out of-this Agreement-shall be referred to arbitration at 279 subject to the procedures applicable there. 280
The-laws-of shall-govern this Agreement. 281
* 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of 282 deletions, alternative 16 a) to apply. 283
Additional Clauses from 17 to 18 form an integral part of this Memorandum of Agreement

1

Appendix to Memorandum of Agreement code-name SALEFORM 1993-dated 9 May 2008-M/V “DAVAKIS G.”
CLAUSE 17
The 20 pet deposit shall be made on the Initial Closing Date as defined in Clause 2.4{b) of the Master Agreement referred to in Clause 31 hereof, The 20 pct deposit and balance of 80 pct together with extra payment for luboils and or bunkers, to be paid on day of delivery at Sellers’ nominated bank provided however that if the Vessel is delivered on the Initial Closing Date, Buyers will not be required to pay the 20% deposit into the joint account referred to in Clause 2 and they will make payment of 100% of the purchase price directly to the Sellers. On delivery of the Vessel, in exchange for payment of the purchase price of the Vessel and extra payment for luboils and/or bunkers, Sellers will provide the Buyers with against delivery documents reasonably needed by Buyers to acquire legal ownership and register the vessel under her new flag. Such documents to be mutually agreed and listed in an Addendum to the Memorandum of Agreement, but shall include, without limitation, the closing deliveries as required by Clause 2.2 and 2.4 of the Master Agreement as well as each party’s respective officer certificate dated the Initial Closing Date setting forth names and signatures of signatories to MOA and other related documents as well certifying and attaching charter documents of such party in effect as of the date of the Initial Closing Date and duly executed shareholder and director resolutions approving the entry into the Master Agreement referred to in Clause 31 hereof, this MOA, other related documents and the transactions contemplated hereby and thereby. Signing of the Addendum shall not delay signing of MoA and lodging of the deposit.
CLAUSE 18
Sellers to confirm in writing on delivery that to the best of their knowledge the vessel:
is not blacklisted by any Arab countries / nations or any other countries or organizations; has not touched bottom since her last dry docking.
CLAUSE 19
All negotiation and eventual sale to be kept strictly private and confidential between all parties involved except where required by Statutory or U.S. Stock listed requirements. However should despite the efforts of all parties involved details of the sale become known or reported in the market neither the Sellers not the Buyers have the right to withdraw from the sale or fail to fulfill all their obligations under this Agreement.
This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers.
CLAUSE 20
Vessel to be delivered free of cargo, cargo residues and free of any dunnage, with holds swept, clean and dry on completion of last voyage, prior delivery.

2

CLAUSE 21
Sellers warrant that on the date hereof and on the date of Vessel’s delivery, the Vessel shall be entitled to trade worldwide within Institute Warranty Limits without restriction or limitation.
Sellers also to confirm on delivery that vessel has not traded during the last two (2) years in CIS Pacific Countries, but if traded, then, a valid Phytosanitary Certificate to be presented.
CLAUSE 22
Canceling date to be sixty (60) days after Initial Closing Date CLAUSE 23
Seller has good and marketable title to. is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deliver the Vessel.
CLAUSE 24
Each party hereto is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this MOA and the transactions contemplated hereby. Each party hereto is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 25
Each party hereto has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this MOA and otherwise to carry out its obligations hereunder. The execution and delivery of this MOA and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, other corporate or other action or proceeding on the part of either party hereto is necessary to authorize this MOA or the consummation of the transactions contemplated hereby. This MOA has been duly executed by each party hereto and, when delivered, will constitute the valid and binding obligation of each such party, enforceable against each such party in accordance with its terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
CLAUSE 26
The execution, delivery and performance of this MOA by each party hereto and the consummation by such party of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its respective charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such party is a party thereto or by which any property or asset of such party is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which such party is subject or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any governmental authority to which such party is subject, or by which any property or asset of such party is bound or affected; except in the case of each of clauses (ii) and {iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 27

3

Neither party is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any governmental authority or other person or entity in connection with the execution, delivery and performance by such party of this MOA, other than those that have been made or obtained by such party prior to the date of this MOA,
CLAUSE 2S
This Agreement is one of the “MOA“s referred to and defined in (1) the Master Agreement dated the date hereof and executed and delivered concurrently herewith by the Sellers, the Buyers, and others, If there is any inconsistency between the terms and conditions of this Agreement and the& terms and conditions of said Master Agreement with respect to the sale and purchase of the Vessel, then the terms and conditions of this Agreement shall prevail.
Notwithstanding the above, the obligations of each party under this MOA are subject to:
(i) Seanergy obtaining the Initial Closing / Shareholder Approval, as defined in the Master Agreement; and
(ii) The satisfaction or waiver of each of the applicable conditions set forth in Article VIII of the Master Agreement.”
In case Seanergy fails to obtain the Shareholder Approval the Initial Closing as defined in the Master Agreement does not take place as provided in the Master Agreement, this Memorandum of Agreement shall be automatically terminated, cancelled and of no further force and effect without responsibility of any of the parties.
Clause 29 Warranty Claims
At the time of the delivery of the Vessel under this MOA, the Sellers shall, pursuant to the terms of a separate assignment agreement, assign to the Buyers, all of their rights againest the Builder regarding any guarantee claims (Art. 9 of the Shipbuilding Contract). Sellers will act as agent and/or grant a POA to the Buyers to achieve the same effect at no cost to the Sellers and subject to the Buyers’ providing the Sellers with an indemnity in a form acceptable to the Sellers.
Clause 30
if the Charterer does not exercise its option to extend the period of the Charter, then the Owner shall be deemed to have appointed the Charterer as its exclusive chartering broker for the Vessel for a period ending on the second anniversary of the date on which this Agreement enters into effect. The chartering services shall include seeking and negotiating employment for the Vessel and the conclusion of charter parties or other contracts relating to the employment of the Vessel The Owner shall pay the charaterers a commission equal to one point two five per cent (1.25%) of all gross freights and hires received by the Owner under charter perties or other contracts relating to the employment of the Vessel concluded pursuant hereto.
For the Sellers (1) For the Buyers (2) /s/ /s/ NAME:(ELLIGIBLE) NAME:(ELLIGIBLE) TITLE:ATTORNEY IN FACT TITLE: PRESIDENT

4

EXHIBIT A-4
Memoranda of Agreement

E 1.13

MEMORANDUM OF AGREEMENT

Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Dated: **20 May 2008**
KALITHEA MARITIME SA of MARSHALL ISLANDS
hereinafter called the Sellers have agreed to sell, and 1

Whereas the Sellers have entered into a shipbuilding contract dated .... (as same has been or may be supplemented or amended hereinafter called the "Shipbuilding Contract") as buyer with **Kouan Ship Building Industry Co.** (the "Builder") as Builder for the construction of one (1) **Super Max Dry Bulk Carrier** about **54.000** DWT having Hull No K216 (the "Vessel"). 3
In consideration of the aforementioned, the Sellers have agreed to sell and the Buyers have agreed to buy the Vessel on the following terms and conditions.

Name: Builder's Hull No **216**

Classification Society/Class: **Bureau Veritas** 4
Built: **2008 (under construction)** By: **KOuan** 5
Flag: **BAHAMAS (intended)** Place of Registration: **NASSAU** 6
Call Sign: **N/A** Grt/Nrt: ______ **(about)** 7
Register Number: **N/A** 8

Definitions 10

"Banking days" are days on which banks are open in the following: in the country of the currency stipulated for the Purchase Price in Clause 1, at the place of the physical delivery of the Vessel and the place of closing stipulated in Clause 8. 11 12

~~"Specifications" means together the specifications dated ______________, the manufacturer's list dated ______________, as finally agreed by the Sellers and the General Arrangement Plan and Midship Section. Copy of the Specifications is attached hereto as Appendix B.~~

1. Purchase Price US$ 83,500,000 (Eighty three million five hundred thousand United States Dollars) 16

2. Deposit 17

Piraeus – First Business Bank, 62 Notara & Sotiros Dios Str., Piraeus, Greece, Phone: +30 210 41 18 711, Fax: +30 210 41 32 058

3. Payment

The remaining 80% of the said Purchase Price and the monies payable under this Agreement shall be paid in full free of bank charges to an account in the name of the Buyers or Buyers' financing bank ~~'s account~~ with the Sellers' nominated bank namely:
CITIBANK INTERNATIONAL PLC, 47-49 Akti Miaouli Piraeus, Greece, SWIFT: CITIGRAA, with CITIBANK N.A., NEW YORK, SWIFT: CITIUS33 in favor of KALITHEA MARITIME SA, USD ACCOUNT: 00444174005, IBAN: GR08 0840 0020 0000 0044 4174 005one day in advance of the designated day of delivery and to be released to Sellers account simultaneously with the signing of the Protocol of Delivery and Acceptance on the date of delivery. When the Vessel is at the place of delivery and ready for delivery in accordance with the terms of this Agreement, the Buyers will take delivery of the Vessel as soon as is reasonably possible following the delivery of the Vessel from the Builder under the Shipbuilding Contract to the Sellers.The 20% deposit will be released in accordance with the joint written instructions of the Sellers and the Buyers to the Sellers nominated account together with the aforesaid balance of the Purchase Price.

4. Inspections (see clause 18)

5. Notices, time and place of delivery

a) The Sellers shall keep the Buyers well informed of the Vessel's building schedule and any changes to the expected delivery date. ~~itinerary~~ Notices, time and place of delivery shall be to the extent reasonably possible back-to-back with the Shipbuilding Contract. The Sellers will give 30, 21, 14, ~~and~~ 7 and 3 days approximate notice of intended delivery and two (2) ~~three (3)~~ banking days definite ~~approximate~~ notice of delivery, thus allowing time to the Buyers to effect the remittance as provided for in clause 3.

b) The Vessel shall be delivered and taken over by the Buyers safely afloat at a safe and accessible berth or anchorage at or near the Builder's shipyard, in the Sellers' option, as soon as is reasonably possible following the delivery of the Vessel from the Builder under the Shipbuilding Contract to the Sellers.

~~in the Sellers' option.~~

Expected time of delivery: upon delivery of the Vessel from the Builder to the Seller.

Date of canceling shall be : ______________

(see Clauses 5 c), ~~6 b)~~ (iii) and 14):

~~6. Drydocking/Divers Inspection~~

Rider clauses 17 — £9 attached hereto constitute an integral part of this Agreement. The Sellers The Buyers

Appendix to Memorandum of Agreement code-name SALEFQRM 1993-dated - 54,000 DWT “DELOS RANGER”- Hull Ko. K21E
Clause 17 Flag and registratteft
It is the intention of’the parties that the Vessel will be delivered to the Buyers as soon as is reasonably possible following delivery of the Vessel to the Sellers by the Builders. Notwithstanding the foregoing, if the Initial Closing has not taken place by the date falling 30 days prior to the anticipated date of delivery of the Vessel by the Builders to the Sellers (and the Master Agreement has not been terminated), then the Sellers may by notice in writing to the Buyers elect to retain ownership of the Vessel and trade the Vessel until such time after the Initial Closing that the Vessel is next free of cargo in a non-USA, non-Australian port. In such case, and notwithstanding any provision of this Agreement to the contrary, the Vessel shall be delivered and taken over by the Buyers safely afloat at such safe and accessible port, anchorage and/or safe and accessible berth always safely afloat at the Sellers’ option (place of delivery in accordance with Vessel’s trade/charter obligations) and otherwise in accordance with the terms and provisions set out in Schedule 1.
Until the delivery of the Vessel under the terms of the Shipbuilding Contract the Sellers will continue to supervise the construction and perform their duties and obligations regarding the construction of the Vessel according to the Shipbuilding Contract without interference whatsoever from the Buyers subject to Clause 21 or, subject to Clause 36 25, without the imposition of any additional duties as a result of this Agreement. For the avoidance of doubt, and subject always to the Buyers’ rights under Clause 18 (b), 22 and £6 25, the Sellers shall at their sole discretion determine how and when they shall exercise their rights and perform their duties under the Shipbuilding Contract.
Clause 18- Review of the Shipbuilding Contract and the Specifications — Adjustment of Contract Price
(a) The Buyers hereby confirm that they have reviewed, inspected and accepted the following documents:
—Specification dated 12.09.2006 - Manufacturer’s list dated 18.06.2003 as finally agreed by the
Sellers. - General Arrangement Plan.
The Sellers shall deliver to the Buyers a copy of the Shipbuilding Contract (with the amount of the purchase price, installments and other financial terms deleted) upon payment by the Buyers of the Deposit in accordance with Clause 2.
The Buyers shall treat all documentation received with respect to the construction of the Vessel as private and confidential and shall not disclose any of it to any third party. The Buyers agree to respect and be bound by the Builder’s rights to these documents in accordance with the terms and conditions of the Shipbuilding Contract.
(b) So long as Sellers’ shall not have accrued the right to terminate the Shipbuilding Contract with due to insufficient speed, excessive fuel consumption or insufficient deadweight of the Vessel any adjustment of the purchase price under the Shipbuilding Contract by way of liquidated damages due thereto to be for Buyers’ account provided that receipt of the benefit of any such adjustment by way of deduction of an equal sum from the purchase price under this Agreement shall be the sole right and remedy of the Buyers who shall have no right to terminate this Agreement and/or to reject the Vessel and/or to claim damages as a result thereof,
Clause 19- Place of closing and documentation

Place of documentary closing: Piraeus, Greece and/or New York at a mutually agreed venue. The delivery of the Vessel and closing may be at different venues, but to be at the same date and time. The procedure of the closing will be mutually agreed between Buyers and Sellers. The Buyers hereby declare and confirm that the Vessel will be registered in their name under Bahamas Hag subject to CSR arrangements having been concluded.
Subject to Clause 17, at the time of delivery, the Sellers are to supply the Buyers with reasonable documentation as required by the Buyers and their intended flag. The agreed list is to be incorporated into this Agreement as an Addendum
Clause 20- Condition on delivery
The Vessel with everything belonging to her shall be delivered and taken over by the Buyers in substantially the same condition as at time of delivery from the Builder. The Vessel shall be delivered with her class maintained and with her classification certificates valid, clean and without condition/recommendation by Class and free of average damage affecting class at the time of delivery, save that (a) the said certificates may not be in permanent form and that only provisional/interim certificates may be provided by the Sellers to the Buyers on the date of delivery and (b) the classification certificates may have notes which are customarily applicable to newly buiit Vessels and which do not affect Vessel’s class.
Clause 21- Buyers[1] allowed to place on Board one person for sea trials
Clause 22- Modifications.
a) At the date of signing of this Agreement, Sellers steli have made known to Buyers in writing all modifications, alterations and extras made to the Specifications and hereby agree that they will advise Buyers in good time, of any and all future material modifications/alterations/extras for Buyer’s consent without increasing the purchase price under this Agreement. Should the same result in a decrease in the purchase price under the Shipbuilding Contract by US$100.000 or more then the Sellers shall request the Buyer’s consent which shall not be unreasonably withheld or delayed,
Clause 23- Deposit
The 20 pet deposit shall be made on the Initial Closing Date as provided in Article 2.4 B of the Master Agreement.
Clause 24- Warranty Claims
At the time of the delivery of the Vessel under this MOA, the Sellers shall, pursuant to the terms of a separate assignment agreement, assign to the Buyers, all of their rights against the Builder regarding any guarantee claims (Art. 9 of the Shipbuilding Contract). Sellers will act as agent and/or grant a PDA to the Buyers to achieve the same effect at no cost to the Sellers and subject to the Buyers providing the Sellers with an indemnity in a form acceptable to the Sellers.

Clause 30
If the Charterer does not exercise its option to extend the period of the Charter, ihcn the (Xncr hhali be deemed to have appointed the Charterer as its exclusive chartering broker for the Vessel foi n period ending on the second anniversary of the dale on which this Agreement enters into effect. Thi—chartering services shall include seeking and negotiating employment for the Vessel and the conclusion of charter parlies or other contracts relating to the employment of the Vessel. The Owner shall pay the Charterers a commission equal to one point two five per cent (1.25%) of all gross freights and hires received by the Owner under charter parties or other contracts relating to the employment of the Vessel concluded pursuant hereto.
The Sellers The Buyers / III ^SSl^S^ (fl — KJfcMe’.^^t^mJ ^.efmfrer f£MMT. Guco&fc^ ^orsotioujsoj TiTufE: AtTofcWt-v-. (W — p^Y ‘^^ ‘ P(2CMDX"lo‘[f]

EXHIBIT A-5
Memoranda of Agreement

MEMORANDUM OF AGREEMENT Dated: 20 May 2008 PAVEY SERVICES LTD -BRITISH VIRGIN ISLANDS hereinafter called the Sellers, have agreed to sell, and SEANERGY MARITIME CORP. of Marshall Islands or Guaranteed nominee hereinafter called the Buyers, have agreed to buy Name: BREMEN MAX Classification Society/Class: Built: 1993 Flag: I.O.M. Call Sign: MGQL2 Register Number: Bureau Veritas 06248T By: HYUNDAI HEAVY, ULSAN, S. KOREA Place of Registration: DOUGLAS Grt/Nrt: 39012124407 737473 hereinafter called the Vessel on the following terms and conditions: Definitions SALEFORM 1993 1966. 1983 2 3 4 5 6 7 8 9 10 “Banking days” are days on which banks are open both in the country of the currency 11 stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8. 12 “In writing” or ‘written” means a letter handed over from the Sellers to the Buyers or vice versa, 13 a registered letter, telex, telefax or other modern form of written communication. 14 “Classification Society” or “Class” means the Society referred to in line 4. 15 “Master Agreement” means a master agreement of even date herewith made by and among, inter alios, the Seanergy and the Sellers. “Shareholder Approval’” has the meaning set forth in the Master Agreement. “Effective Date” means the date of issuance of the Shareholder Approval. “Seanergy” means Seanergy Maritime Corporation of Marshall Islands, being the parent company of the Company to be nominated as buyer of the Vessel and of the buying companies of the other Vessels referred to in Clause 17. 1. Purchase Price 16 USD 70,350,000 cash (Seventy million three hundred fifty thousand United States Dollars) only. 2. Deposit 17 As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 20% 18 (twenty per cent) of the Purchase Price as per Clause 17 . days from the date —by both parties, This deposit shall be placed with FBB -First Business Bank, 62 1Notara Dios Str, Piraeus, Greece. Phone: + 30 210 4118 711, Fax: + 30 210 41 32058. 20 and held by them in a joint account between Sellers and the Buyers to be released in accordance with joint written instructions of the Sellers and the Buyers. The Buyers to produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22 produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22 Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the 23 Buyers. The expenses for the opening of the joint account and the dosing fees to be shared equally between the Sellers and the Buyers 2< 3. Payment (See also Clause 17) 25 The said Purchase Price shall be paid in full tree of bank charges to Sellers to: H$H NORDBANK AG HAMBURG, GERMANY, SORT CODE: 21050000, with JP MORGAN CHASE BANK NA NEW YORK, USA, SWIFT: CHASUS33, ACCOUNT: 001-1-331808 in favor of LINCOLN FINANCE CORP., USD ACCOUNT: 1100175430, IBAN: DE15210500Q01100175430 26 27 on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect 28 physically ready for delivery in accordance with the terms and conditions of this Agreement and 29 Notice of Readiness has been given in accordance with Clause 5. 30 4. Inspections 31 their Right to inspect the Vessel class records. a) The Buyers have inspected and accepted the Vessel’s classification records, Buyers 32 Ratte also inspected the Vessel the Vessel’s records 33 and have accepted the Vessel following this inspection and the sale is outright and definite, 34 subject only to the terms and conditions of this Agreement, 35 The Buyers shall have-the right Vessel’s classification records an Electam 36 whether same are accepted ( not within 37 The Sellers If the Vessel aiffA 38 Buyers shall undertake inspection without Vessel. Should-the 39 Buyer’s they the Sellers for the losses thereBy incurred. 40 The-Buyers shall inspect the Vessel with opening lip without to the Sellers. 41 the inspection, The Vessel’s engine log books shall be made-available by the Buyers. If the vessel is accepted after inspection. the shall 43 , subject only to the of this , 44 Sellers ... e notice of acceptance within-12-Aours 45 . . -: 46 and of the — 47 13’1 the Sellers as aforesaid, the deposit together interest 48 -immediately to the Buyers, after this Agreement shall anevoid. 49 • 4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, 50 alternative 4a) to apply. 51 5. Notices, time and place of delivery 52 21 The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall 53 provide the Buyers with 30, 21, 14 and 7 days approximate and 24 hours definite 54 notice of the estimated time of arrival at the intended place of ~/underwater 55 inspection/delivery. 56 When the Vessel is at the place of delivery and in every respect physically ready for delivery 57 in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of 58 Readiness for delivery. b) The Vessel shall be delivered and taken over cargo free and stowaways free at a safe and 59 accessible port, anchorage, and/or safe and accessible berth always safely afloat at Sellers’ 60 option at a place to be mutually agreed. Place of delivery in accordance with Vessel’s trade/charter obligation. Expected time of delivery: to be mutually agreed 61 Date of cancel as per Clause 24 (see Cla~ses-’:~6-b) (iii)·afld..44}.-3Oth-Sef;ltemher. . 62 Buyers’ option but if vessel is on a sea passage that takes her beyond this date. then the vessel 63 will be delivered at the first next port of call but immediately after the original canceling date and therefore canceling date will be extended accordingly. c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the 64 Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in 65 writing stating the date when they anticipate that the Vessel will be ready for delivery and 66 propose a new canceling date. Upon receipt of such notification the Buyers shall have the 67 option of either cancelling this Agreement in accordance with Clause 14 within 7 running 66 days of receipt of the notice or of accepting the new date as the new cancelling date. If the 68 Buyers have not declared their option within 7 running days of receipt of the Sellers’ 69 notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification 70 shall be deemed to be the new cancelling date and shall be substituted for the cancelling 71 date stipulated in line 61. If this Agreement is maintained with the new cancelling date all other terms and conditions 72 hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full 73 force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any 74 claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by 75 the original cancelling date. 76 d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void. 81 6. Drydocking/Delivery Inspection 8’ 8: a)” The Sellers shall the—V Sosiety’s RIles. It the 8’ 8< sl:1all13o made 8’ ·. 81 8’ b"· (i) The Vessel is to be delivered without drydocking. However, the Buyers shall 9< have the right at their expense to arrange for an underwater inspection by a diver approved 9’ by the Classification Society prior to the delivery of the vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the 9: conditions under which it is performed shall be to the satisfaction of the Classification 9: Society. If the conditions at the port of delivery are unsuitable for such inspection, the 9 · Sellers shall make the Vessel available at a suitable alternative place near to the delivery 9’ port. Inspection of Vessel’s underwater parts shall be carried out in the presence of dass surveyor to be invited by the Sellers and Sellers/Buyers’ representatives. 9< (ill If the rudder, propeller, bottom or other underwater parts below the deepest load line 9 · are found broken. damaged or defective so as to affect the Vessel’s class, then unless 91 repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers 9! shall arrange for the Vessel to be dry-docked at their expense for inspection by the 101 Classification Society of the Vessel’s underwater pans below the deepest load line, the 10 extent of the inspection being in accordance with the Classification Society’s rules. If the 10: rudder, propeller, bottom or other underwater parts below the deepest load are found 10: broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made 1Q. good by the Sellers at their expense to the satisfaction of the Classification Society 10~ without condition/recommendation ·. In such event the Sellers are to pay also for the cost of 101 the underwater in spection and the Classification Society’s attendance. ~he Buyers’ Class and the Sellers’ Class shall at all times be the sole arbitrators as to whether underwater damage, if any, imposes condition/recommendation of class. The decision of class as to whether underwater damage, if any, imposes a condition and/or recommendation of class shall be: final and binding for both parties. Notice of Readiness not to be tendered prior completion of the underwater inspection. If damage affecting class found, that does not necessitate immediate docking, Buyers and Seller~ authorised representatives to meet to try to agree a compensation amount for Buyers taking over the vessel with such damages, if cannot agree, repair quotes to be obtained from two reputable repair yards nearest to the delivery port, one yard to be chosen by each party, with compensation amount to be the average of the two repair quotes. (iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-10docking facilities are available at the port of delivery, the Sellers shall take the Vessel 10; to a port where suitable drydocking facilities are available. whether within or outside 10’ the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver 111 the Vessel at a port within the delivery range as per Clause 5 b} which shall, for the 11 purpose of this Clause, become the new port of delivery. In such event the cancelling date 11: provided for in Clause 5 b) shall be extended by the additional time required for the 11drydocking and extra steaming, but limited to a maximum of 14 running days. 11, c) If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above ”. (i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not 111 required by the Classification Society, the Buyers shall have the right to require the tailshaft 11” 10 be drawn and surveyed by the Classification Society, the extent of the survey being in 11: accordance with the Classification Society’s rules for tailshaft survey and consistent with 11’ the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they 121 require the tailshaft 10 be drawn and surveyed not later than by the completion of the 12 122 inspection by the Classification Society. The drawing and refitting of the tailshaft shall be 123 arranged by the Sellers. Should any parts of the tailshaft system be condemned or found 124 defective so as to affect the Vessel’s class, those parts shall be renewed or made good at 125 the Sellers’ expense to the satisfaction of the Classification Society without 126 condition/recommendation”. 127 (ii) the expenses relating to the survey of the tailshaft system shall be borne 128 by the Buyers unless the Classification Society requires such survey to be carried out, in 129 which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses 130 if the Buyers require the survey and parts of the system are condemned or found defective 131 or broken so as to affect the Vessel’s class”. 132 (iii) the expenses in connection with putting the Vessel in and taking her out of 133 drydock, including the drydock dues and the Classification Society’s fees shall be paid by 134 the Sellers if the Classification Society issues any condition/recommendation*as a result 135 of the surveyor if it requires survey of the tailshaft system. In all other cases the Buyers 136 shall pay the aforesaid expenses. dues and fees. 137 (iv) the Buyers’ representative shall have the right to be present in the drydock, but 138 without interfering with the work or decisions of the Classification surveyor, 139 (v) the Buyers shall have the right to have the underwater parts of the Vessel 140 cleaned and painted at their risk and expense without interfering with the Sellers’ or the 141 Classification surveyor’s work, if any, and without affecting the Vesse l’s timely delivery. If, 142 however, the Buyers’ work in drydock is still in progress when the Sellers have 143 completed the work which the Sellers are required to do, the additional docking time 144 needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event 145 that the Buyers’ work requires such additional time, the Sellers may upon completion of the 146 Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock 147 and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether 148 the Vessel is in drydock or not and irrespective of Clause 5 b). 149 Notes, if any, in the surveyor’s report which are accepted by the Classification Society 150 without condition/recommendation are not to be taken into account. 151

7. Spares/bunkers, etc. 154 The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on 155 shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare 156 propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or 157 unused, whether on board or not shall become the Buyers’ property, but spares on order are to be 158 excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to 159 replace spare parts including spare tail—end shaft(s) and spare propeller(s)/propeller blade(s) which 160 are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the 161 property of the Buyers. The radio installation and all navigational and wireless equipment shall be 162 included in the sale without extra payment are if they the property of the Sellers. Unused stores and 163 provisions shall be included in the!:! sale and be taken over by the Buyers without extra payment. Loading 164 Instrument including software together with all items required by the Classification or Flag Administration will remain onboard being included in the sale. The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the 165 Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., 166 exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s, Master’s 167 Officers’ and Crew’s personal belongings including the Master’s slop chest are to be excluded from the sale,16E as well as the following additional items (including items on hire): 169 Globe wireless equipment Unitor equipment including gas bottles The Buyers to pay extra and take over the remaining bunkers if they are the property of the Sellers 170 and for unused lubricating oils in vessel’s designated storage tanks and-or In encroached/sealed drums, always without having passed 171 through the system recycled, at Sellers last invoiced net purchased prices excluding cost of barging evidenced by original 172 invoices/vouchers for the bunkers and at list price less 40% for the lubs. Two days prior vessel’s delivery ROB luboil quantities as well as the estimated lubs on delivery will be jointly measured and agreed by the Sellers and Buyers representatives. Price to be at list less 40%. Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price. 8. Documentation (See Clause 4+) 175 The place of closing: Piraeus, Athens, Greece and / or New York 176 In payment of the Purchase Price the Sellers shall the Buyers with 177 documents, namely: 178 a) legal Bill of Sale in a form reeoreable in (the to register the Vessel), warranting that the Vessel is free fro brances, mortgages 180 and maritime liens or any—etRef-debts or claims wAatsoo... attested and 181 legalized by tRO sensuI ef sush country or other competent authority. 182 b) Current Certificate of Ownership Issued by the competent authorities of the —state- the Vessel. —i84 c) Confirmation of Class issued—. 185 ell Current Certificate issued by the competent authorities-stating that the Vessel is free from 186 registered encumbrances. 187 e) certificate of Vessel-from-.the Vessel’s registry or other official evidence of 188 to the Vessel’s registry at the time of or, in the event that the 189 of practice issue such elocumentation immediately, a written 180 Certificate of the official evidence of deletion to the Buyers promptly and latest ) weeks after Purchase Price has-been—paid-and the Vessel has been may reasonably be required by the competent authorities 184 185

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of 197 Delivery and Acceptance confirming the date and lime of delivery of the Vessel from the Sellers to the 198 Buyers 199 Al the lime of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all 200 Plans/drawings/instruction books relative to main engine and auxiliaries/SOPEP/publications as on board, etc., which are on board the Vessel. Other certificates which are on board the Vessel 201 shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the 202 Buyers to have the right to take copies. All other technical documentation and plans, etc. ashore which may 20:: be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so 204 request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take 205 copies of same. 206 9. Encumbrances 207 The Sellers warrant that the Vessel, at the time of delivery, is free from all encumbrances, mortgages and/or maritime liens or any other debts and/or claims whatsoever against the Vessel and/or the 2m Sellers. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made 210 against the Vessel which have been incurred prior to the time of delivery and reference to clause 7.3 of the Master Agreement 211 10. Taxes, etc. 212 Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag 213 shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ 214 register shall be for the Sellers’ account. 215 11. Condition on delivery 216 The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is 217 delivered to the Buyers. but subject to the terms and conditions of this Agreement she shall be 218 delivered and taken over as she was at the time of inspection, fair wear and tear excepted. 219 However, the Vessel shall be delivered with her present-Class Way maintained without 220 condition recommendation’, free of average damage affecting the Vessel’s Class, and with her All-221 Classification Certificates and her National and International Certificates le-be-eleaA, as well as all other certificates the Vessel had at the time of inspection:, clean, valid and unext8nded wit:- (,o:1d::iorJ recommendation by Class or thf! relevant Authorities at the time of Delivery. CSM items to be clean and up to the date at the time of the Vessel’s delivery er-as—eA—beara 222 w#Ioot any extensions or outstanding wi~F600mmeAdatffin* by Class or the relevant 22J authorities al-the tillle of eleli\’efy___Certificates of Liferafts, C02, Fire Extinguishers etc to be clean and valid at the time of delivery. 224 “Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if 225 applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over 226 without inspection, the date of this Agreement shall be the relevant date. 227 * Notes, if any, in the surveyor’s reports which are accepted by the Classification Society 228 without condition/recommendation are not to be taken into account. 229 12. Namefmarkings 230 Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings. 231 13. Buyers’ default 232 Should the deposit not be paid in accordance with Clause 2 and 17, the Sellers have the right to cancel this 233 Agreement, and they shall be entitled to claim compensation for their losses and for all expenses 234 incurred together with interest. 235 Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to 236 cancel the Agreement, in which case the deposit together with interest earned shall be released to the 237 Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further 238 compensation for their losses and for all expenses incurred together with interest, provided however 239 that Sellers will not be entitled to claim any compensation whatsoever if Seanergy fails to obtain the Shareholder Approval. 14. Sellers’ default 240 Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready 241 to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have 242 the option of cancelling this Agreement provided always that the Sellers shall be granted a 243 maximum of 3 banking days after Notice of Readiness has been given to make arrangements 244 for the documentation set out in Clause 8. If after Notice of Readiness has been given but before 245 the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not 246 made physically ready again in every respect by the date stipulated in line 61 and new Notice of 247 Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect 248 to cancel this Agreement the deposit -jf paid to the joint account by Buyers -together with 24£ interest earned shall be released to them immediately. 250 Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready 251 to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for 252 their loss and for all expenses together with interest if their failure is due to proven 253 negligence and whether or not the Buyers cancel this Agreement 254 15. Buyers’ representatives 255 After-tRis-AgfeeffieAt has soen signed by both parties and the 20%

16. Arbitration 262 &r This Agreement shall be governed by and construed in acco:di:lnce ‘ith English law am: 263 any dispute arising out of this Agreement shall be referred to arbitration in London before three Arbitrators in accordance with the Arbitration Act 1996 or any statutory modification or 264 reenactment thereof for the time being in force and the terms of the London Maritime Arbitration Association then in force, one arbitrator being appointed by each party. 265 On the receipt by one party of the nomination in writing of the other party’s arbitrator, 267 that party shall appoint their arbitrator within fourteen days. 268 If that party does not appoint its own arbitrator within the fourteen days specified, the party 269 referring a dispute to arbitration may, without the requirement of any further prior notice to the 266 other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. 267 The award of the sole arbitrator shall be binding on both parties as if it had been appointed by 268 agreement. The tNo arbitrators property appointed sha!1 appoint the third arbitrator who shall act 269 as chairman of The Tribunal. 270 b)” TRis ,.,§ witR Title Qof IRe 271 United Stales Codo aA9-the law of tRO Slato of New York and SRol:lld any disJ*lIO 3ri&e Ol;lt of 212 this ,A,§reement, IRe matter in displ;lle SR311 be refeff8d 10 tl:lFee j3efSons at ~1eY.’ York, one to 273 \;)e aj3pointe4-by sacR of The parties hereto, and tRe third by the two so chosen; tl:leir 274 decision or IAal of any twa of them shall be ~nal, and for purpose of enforeing-an-y award, tRis 27€i A§f&ement may be made a rnlo of the COl;lrl. 276 The proceedings sAaH eo sondl;lGted in aCSOfdance ‘lAth the fl,lles of tRO SoGiety of Marmme 277 ArBitfatsrs, lne. New York. 278 e)” Any dispute arising§ out of this Agreel’Aent shall be mfeFfCd to arbilmlienat 279 —.-6’,su9feGt to the proseEll;lroe 3ppHeabie lRere. 28Q ++~Ree~la~,.M’:S... !l~,~,~’e.,rnA-lltR~iss-AA~~~”,*e~”,~e~R“t~. off—~sA~a~I~1 —0<264 16 a), 16 b) and 16 c) are alternatives; defete whichever is not applicable. In the absence of 282 deletions, alternative 16 a) to apply. 283 Additional Clauses from 17 to 18 fonn an Integral part of this Memorandum of Agreement

Appendix to Memorandum of Agreement code-name SALEFORM 1993 ·dated ~’"-October 2007 MN “BREMEN MAX” CLAUSE 17 The 20 pet deposit shall be made on the Initial Closing Date as defined in Clause 2.4(b} of the Master Agreement referred 19 in Clause 31 “‘creaf. The 20 pct deposit and balance of 80 pet together with extra payment for luboiJs and or bunkers, to be paid on day of delivery at Sellers’ nominated bank provided however that if the Vessel is delivered on the Initial Closing Date, Buyers will not be required to pay the 20% deposit into the joint account referred to in Clause 2 and they will make payment of 100% of the purchase price directly to the Sellers. On delivery of the Vessel, in exchange for payment of the purchase price of the Vessel and extra payment for luboils and/or bunkers, Sellers will provide the Buyers with against delivery documents reasonably needed by Buyers to acquire legal ownership and register the vessel under her new flag. Such documents to be mutually agreed and listed in an Addendum to the Memorandum of Agreement. but shall include, without limitation, the dosing deliveries as required by Clause 2.2 and 2.4 of the Master Agreement as well as each party’s respective officer certificate dated the Initial Closing Date setting forth names and signatures of signatories to MOA and other related documents as well certifying and attaching charter documents of such party in effect as of the date of the Initial Closing Date and duly executed shareholder and director resolutions approving the entry into the Master Agreement referred to in Clause 31 hereof, this MOA, other related documents and the transactions contemplated hereby and thereby. Signing of the Addendum shall not delay signing of MoA and lodging of the deposit. CLAUSE 18 Sellers to confirm in writing on delivery that to the best of their knowledge the vessel: is not blacklisted by any Arab countries I nations or any other countries or organizations; has not touched bottom since her last dry docking. CLAUSE 19 All negotiation and eventual sale to be kept strictly private and confidential between all parties involved except where required by Statutory or U.S. Stock listed requirements. However should despite the efforts of all parties involved details of the sale become known or reported in the market neither the Sellers not the Buyers have the right to withdraw from the sale or fail to fulfill all their obligations under this Agreement. This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers. CLAUSE 20 Vessel to be delivered free of cargo. cargo residues and free of any dunnage, with holds swept, clean and dry on completion of last voyage, prior delivery.

CLAUSE 21 Sellers warrant that on the date hereof and on the date of Vessel’s delivery, the Vessel shall be entitled to trade worldwide within Institute Warranty Limits without restriction or limitation. Sellers also to confirm on delivery that vessel has not traded during the last two (:::) years in CIS Pacific Countries, but if traded, then, a valid Phytosanitary Certificate to be presented. CLAUSE 22 Canceling date to be sixty (60) days after Initial Closing Date CLAUSE 23 Seller has good and marketable title to, is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deriver the Vessel. CLAUSE 24 Each party hereto is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this MOA and the transactions contemplated hereby. Each party hereto is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement). CLAUSE 25 Each party hereto has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this MOA and otherwise to carry out its obligations hereunder. The execution and delivery of this MOA and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action. other corporate or other action or proceeding on the part of either party hereto is necessary to authorize this MOA or the consummation of the transactions contemplated hereby. This MOA has been duly executed by each party hereto and, when delivered, will constitute the valid and binding obligation of each such party, enforceable against each such party in accordance with ils terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by lam relating to the availability of specific performance, injunctive relief or other equitable remedies. CLAUSE 26 The execution, delivery and performance of this MOA by each party hereto and the consummation by such party of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its respective charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination. amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such party is a party thereto or by which any property or asset of such party is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which such party is subject or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any governmental authority 10 which such party is subject or by which any property or asset of such party is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate. have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement). CLAUSE 27

Neither party is required to obtain any consent, waiver, authorization 01 order of, yiv~ any notice< to, or make any filing or registration \\’i1h, any governmental authority or other person or entity in conne,..tiorl v.,ith the execution, delivery and performance by such party at this MOA, other thail those thai hCive be~a made or obtained by such party prior to the date of this MOA. CLAUSE 26 This Agreement is one of the “MOA“s referred to and defined in (1) the Master Agreement dated the date hereof and executed and delivered concurrently herewith by the Seller!;, the Buyers, and others, If there is any inconsistency between the terms and conditions of this Agreement and the terms and ronditions of said Master Agreement with respect to the sale and purchase of the Vessel. then the terms and conditions of this Agreement shall prevail, Notwithstanding the above, the obligations of each party under this MOA are subject to: (i) Seanergy obtaining the Initial Closing I Shareholder Approval, as defined in the Master Agreement,; and (ii) The satisfaction or waiver of each of the applicable conditions set forth in Article VII! of the Master Agreement.· In case Seanergy fails to obtain the Shareholder Approval the Initial Closing as defined in the Master Agreement does not take place as provided in the Master Agreement. this Memorandum of Agreement shall be automatically terminated, cancelled and of no further force and effect without responsibility of any of the parties.

EXHIBIT A-6
Memoranda of Agreement

produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22
Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the 23
Buyers, The expenses for the opening of the joint account and the dosing fees to be shared equally between the Sellers and the Buyers 24 3. Payment (See also Clause 4~ ) 25 The said Purchase Price shall be paid in full free of bank charges to Seliers to: HSH NORDBANK AG HAMBURG, GERMANY, SORT CODE: 21050000, with JP MORGAN CHASE BANK NA NEW YORK, USA, SWIFT; CHASUS33, ACCOUNT: OOM-331808 in favor of LINCOLN FINANCE CORP., USD ACCOUNT:
1100175430, IBAN: DE1 521 0500001 1001 75430 26 27 on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect 28 physically ready for delivery in accordance with the terms and conditions of this Agreement and 29
Notice of Readiness has been given in accordance with Clause 5. 30 4. Inspections 31
The Buyers have waived their right to-4nspoct the Vessel and nor class records. a)* The Buyers have inspected and accepted the Vessel’s classification records, The Buyers 32 hove alec inspected the Vessel at/in and the Vessel’s records 33 and have accepted the Vessel following this inspection and the sale is outright and definite, 34 subject only to the terms and conditions of this Agreement, 35 b)* The Buyer shall have the right to inspect the Vessel’s classification records and declare 36 whether same are accepted or not within 37
The Sellers shall provide for inspection of the Vessel at/in 38
The-Bayers shall undertake the inspection without undue- delay to-the Vessel. Should-the 39
Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. 40 The-Buyere shall inspect the Vessel without opening up and without coot to the Sellers. — 4 1 During the inspection, the Vessor-s-deek-af^-^Rg4ne40§—b6oks-s^a^be-mQdo available for 42 examination by the Buyers, if the-Vessel is accepted after such inspection, the sale-shall 43 become outright and definite, subject only to the terms and conditions of this Agreement, 44 provided the Sellers receive written-notice-of-acceptance-from the Buyers within 72 hours 45 after completion of such inspection. 46 Should notice of acceptance of the Vessel’s classification records and of the Vessel not be. 47 received by the-Sellers as aforesaid, the-deposit together with interest earned shall be 48 released imrnediately to the Buyers, whereafter this Agreement shall bo null and void. 49 * 4 a} and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, 50 alternative 4a) to apply. 51 6. Notices, time and place of delivery 52
a) The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall 53 provide the Buyers with 30, 21, 14 and 7 days approximate definite and 24 hours definite 54 notice of the estimated time of arrival at the intended place of drydocking/underwater 55 inspection/delivery. 56 When the Vessel is at the place of delivery and in every respect physically ready for delivery 57 in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of 58
Readiness for delivery. b) The Vessel shall be delivered and taken over cargo free and stowaways free at a safe and 59 accessible port, anchorage, and/or safe and accessible berth always safely afloat at Sellers’ 60

The Buyers’ Class and the Sellers’ Class shall at all times be the sole arbitrators as to whether underwater damage, if any, imposes condition/recommendation of class. The decision of class as to whether underwater damage, if any, imposes a condition and/or recommendation of class shall be final and binding for both parties. Notice of Readiness not to be tendered prior completion of the underwater inspection. If damage affecting class found, that does not necessitate immediate docking. Buyers and Sellers authorised representatives to meet to try to agree a compensation amount for Buyers taking over the vessel with such damages, if cannot agree, repair quotes to be obtained from two reputable repair yards nearest to the delivery port, one yard to be chosen by each party, with compensation amount to be the average of the two repair quotes. {iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry- 10’ docking facilities are available at the port of delivery, the Sellers shall take the Vessel 10° to a port where suitable drydocking facilities are available, whether within or outside 10’ the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver 1 1[1] the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the 1 1 purpose of this Clause, become the new port of delivery. In such event the cancelling date 11:
provided for in Clause 5 b) shall be extended by the additional time required for the 11; drydocking and extra steaming, but limited to a maximum of 14 running days. 1 1- c) If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above 11
(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not 1 1’ required by the Classification Society, the Buyers shall have the right to require the tailshaft 11 to be drawn and surveyed by the Classification Society, the extent of the survey being in 11:
accordance with the Classification Society’s rules for tailshaft survey arid consistent with 11’ the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they 121 require the tailshaft to be drawn and surveyed not later than by the completion of the 12
122
inspection by the Classification Society. The drawing and refitting of the tailshaft shall be 123 arranged by the Sellers. Should any parts of the tailshaft system be condemned or found 124 defective so as to affect the Vessel’s class, those parts shall be renewed or made good at 125 the Sellers’ expense to the satisfaction of the Classification Society without 126 condition/recommendation*. 127 (ii) the expenses relating to the survey of the tailshaft system shall be borne 128 by the Buyers unless the Classification Society requires such survey to be carried out, in 129 which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses 1 30 if the Buyers require the survey and parts of the system are condemned or found defective 1 31 or broken so as to affect the Vessel’s class*. 132 (iii) the expenses in connection with putting the Vessel in and taking her out of 133 drydock, including the drydock dues and the Classification Society’s fees shall be paid by 1 34 the Sellers if the Classification Society issues any condition/recommendation*as a result 1 35 of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers 136 shall pay the aforesaid expense?, dues and fees. 137 (iv) the Buyers’ representative shall have the right to be present in the drydock, but 1 38 without interfering with the work or decisions of the Classification surveyor. 139 (v) the Buyers shall have the right to have the underwater parts of the Vessel 140 cleaned and painted at their risk and expense without interfering with the Sellers’ or the 141
Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, 142 however, the Buyers’ work in drydock is stilt in progress when the Sellers have 143 completed the work which the Sellers are required to do, the additional docking time 144 needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event 145 that the Buyers’ work requires such additional time, the Sellers may upon completion of the 1 46 Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock 147 and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether 148 the Vessel is in drydock or not and irrespective of Clause 5 b), 149 * Notes, if any, in the surveyor’s report which are accepted by the Classification Society 1 50 without condition/recommendation are not to be taken into account. 151

6 a) and 6 b) are alternatives; delete whichever is not-applicable. In the absence-of deletions, 152 alternative 6 a) to-apply-. . — -453 7. Spares/bunkers, etc. 154 The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on 155 shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare 1 56 propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or 157 unused, whether on board or not shall become the Buyers’ property, but spares on order are to be 158 excluded. Forwarding charges, if any. shall be for the Buyers’ account The Sellers are not required to 159 replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which 160 are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the 161 property of the Buyers. The radio installation and all navigational and wireless equipment shall be 162 included in the sale without extra payment are if they the property of the Sellers. Unused stores and 163 provisions shall be included in the sale and be taken over by the Buyers without extra payment. Loading 164 instrument including software together with all items required by the Classification or Flag Administration will remain onboard being included in the sale. The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the 1 65 Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., 166 exclusively for use in the Sellers’ vessel (s). shall be excluded without compensation. Captain’s, Master’s 167
Officers’ and Crew’s personal belongings including the Master’s slop chest are to be excluded from the sale, 166 as well as the following additional items (including items on hire): 165 Globe wireless equipment Unitor equipment including gas bottles The Buyers to pay extra and take over the remaining bunkers if they are the property of the Sellers 1 70 and for unused lubricating oils in vessel’s designated storage tanks and-or in unbroached/sealed drums, always without having passed 171 through the system recycled, at Sellers last invoiced net purchased prices excluding cost of barging evidenced by original 172 invoices/vouchers for the bunkers and at list price less 40% for the lubs. Two days prior vessel’s delivery ROB luboil quantities as well as the estimated lubs on delivery will be jointly measured and agreed by the Sellers and Buyers representatives. Price to be at list less 40%. Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price. 8. Documentation (See Clause 47- ) 175
The place of closing: Piraeus, Athens, Greece and/ or New York 176
In exchange for payment-of-the Purchase Price the Sellers-shall furnish the Buyers with delivery — 177 document. namely: — — -178 a} Legal Bill-of-Sale In a form recordable in (the-country in which the Buyers — 179 to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages 180 and maritime lions or any other debts or claims whatsoever, duly notarially attested-and 181 legalized by-the consul of such -country or other-competent authority. 182 b}- -Current Certificate of Ownership issued by-the-competent authorities of the flag state of 183 the-Vessel. 184 c)- Confirmation of Class issued within 72 hours prior to delivery. • 185 d) Current Certificate issued by the competent authorities stating that the Vessel-is free from 186 registered encumbrances. 187 e} Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of 185 deletion appropriate-to the Vessel’s-registry at the time of delivery ,or,in the event that the 186 registry-does not-as a matter of practice issue such-documentation immediately, a written 100 undertaking-by the Sellers to effect deletion from the Vessel’s registry-forthwith and furnish a 191 Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 — • 192 (four) weeks after the Purchase Price has boon paid and the Vessel has been delivered. — — 193 f) Any such additional-documents as may -reasonably-be -required by-the-competent authorities 194 for the purpose of registering the-Vessel, provided the-Buyers notify the Sellers of any such 195 documents as soon as possible-after-the-date of this Agreement. — - 196
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of 1 97 Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the 1 98 Buyers. 12S At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all 200
Plans/drawings/instructionbooks relative to main engine and auxiliaries/SOPEP/publications as on board, etc., which are on board the Vessel. Other certificates which are on board the Vessel 201 shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the 202
Buyers to have the right to take copies. All other technical documentation and plans, etc. ashore which may 20; be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so 204 request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take 205 copies of same. 206 9. Encumbrances 207
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and/or maritime liens or any other debts and/or claims whatsoever against the Vessel and/or the 20E Sellers. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made 210 against the Vessel which have been incurred prior to the time of delivery and reference to clause 7. 3 of the Master Agreement 211
10. Taxes, etc. 212 Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag 213 shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ 214 register shall be for the Sellers’ account. 21 5 11. Condition on delivery 213
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is 217 delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be 218

16. Arbitration 262
a}*’ This Agreement shall be governed by arid construed in accordance with English law and 253 any dispute arising out of this Agreement shall be referred to arbitration in London before three Arbitrators in accordance with the Arbitration Act 1 996 or any statutory modification or 264 re-enactment thereof for the time being in force and the terms of the London Maritime Arbitration Association then in force, one arbitrator being appointed by each party. 265 On the receipt by one party of the nomination in writing of the other party’s arbitrator 267 that party shall appoint their arbitrator within fourteen days 268
If that party does not appoint its own arbitrator within the fourteen days specified the party 269 referring a dispute to arbitration may, without the requirement of any further prior notice to the 266 other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly, 267 The award of the sole arbitrator shall be binding on both parties as if it had been appointed by 268 agreement. The two arbitrators properly appointed shall appoint the third arbitrator who shall act 269 as chairman of the Tribunal. 270 b^ This Agreement shall be governed by- and construed in accordance with Title 9 of the 274 United-States- Code and the Law of the State of New York and should any dispute-arise out-of 272 this Agreement, the matter-in dispute shall be referred to three persons at New York, one-t0 -273 be appointed by each of the parties hereto, and the third by the two so chosen: their — • • • — • — -244 decision or that of any two of them shall-be final, and for purpose of enforcing any award, this 275 Agreement may be made a rule of the Court. 2-76 The proceedings shall be conducted in accordance with the rules of the Society of Maritime 277 Arbitrators, Inc. New York. 278 e^ Any dispute-arising -out of -this Agreement-shall be referred to arbitration at 279 -•• — — subject of the procedures applicable there. 286 The-laws-of shall-govern this Agreement. 244 * 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of 282 deletions, alternative 16 a) to apply. 283
Additional Clauses from 17 to 18 form an integral part of this Memorandum of Agreement

Appendix to Memorandum of Agreement code-name SALEFORM 1993-dated 11th-October-2007 — M/V “HAMBURG MAX”
CLAUSE 17
The 20 pet deposit shall be made on the Initial Closing Date as defined in Clause 2. 4(b) of the Master Agreement referred in Clauce 31 hereof. The 20 pet deposit and balance of 80 pet together with extra payment for luboils and or bunkers, to be paid on day of delivery at Sellers’ nominated bank provided however that if the Vessel is delivered on the Initial Closing Date, Buyers will not be required to pay the 20% deposit into the joint account referred to in Clause 2 and they will make payment of 100% of the purchase price directly to the Sellers. On delivery of the Vessel, in exchange for payment of the purchase price of the Vessel and extra payment for luboils and/or bunkers, Sellers will provide the Buyers with against delivery documents reasonably needed by Buyers to acquire legal ownership and register the vessel under her new flag. Such documents to be mutually agreed and listed in an Addendum to the Memorandum of Agreement, but shall include, without limitation, the closing deliveries as required by Clause 2. 2 and 2. 4 of the Master Agreement as well as each party’s respective officer certificate dated the Initial Closing Date setting forth names and signatures of signatories to MOA and other related documents as well certifying and attaching charter documents of such party in effect as of the date of the Initial Closing Date and duly executed shareholder and director resolutions approving the entry into the Master Agreement referred to in Clause 31 hereof, this MOA, other related documents and the transactions contemplated hereby and thereby. Signing of the Addendum shall not delay signing of MoA and lodging of the deposit.
CLAUSE 18
Sellers to confirm in writing on delivery that to the best of their knowledge the vessel:
is not blacklisted by any Arab countries / nations or any other countries or organizations; has not touched bottom since her last dry docking,
CLAUSE 19
All negotiation and eventual sale to be kept strictly private and confidential between all parties involved except where required by Statutory or U. S. Stock listed requirements. However should despite the efforts of all parties involved details of the sale become known or reported in the market neither the Sellers not the Buyers have the right to withdraw from the sale or fail to fulfill all their obligations under this Agreement.
This Memorandum of Agreement is drawn up in two originals with even tenor and date, One original shall be retained by the Sellers and one original shall be retained by the Buyers.
CLAUSE 20
Vessel to be delivered free of cargo, cargo residues and free of any dunnage, with holds swept, clean and dry on completion of last voyage, prior delivery.

CLAUSE 21 Sellers warrant that on the date hereof and on the date of Vessel’s delivery, the Vessel shell be entitled to trade worldwide within Institute Warranty Limits without restriction or limitation.
Sellers also to confirm on delivery that vessel has not traded during the last two (2) years in CIS Pacific Countries, but if traded, then, a valid Phytosanitary Certificate to be presented.
CLAUSE 22 Canceling date to be sixty (60) days after Initial Closing Date
CLAUSE 23
Seller has good and marketable title to. is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deliver the Vessel.
CLAUSE 24
Each party hereto is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this MOA and the transactions contemplated hereby. Each party hereto is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 25
Each party hereto has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this MOA and otherwise to carry out its obligations here under. The execution and delivery of this MOA and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, other corporate or other action or proceeding on the part of either party hereto is necessary to authorize this MOA or the consummation of the transactions contemplated hereby. This MOA has been duly executed by each party hereto and, when delivered, will constitute the valid and binding obligation of each such party, enforceable against each such party in accordance with its terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
CLAUSE 26
The execution, delivery and performance of this MOA by each party hereto and the consummation by such party of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its respective charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such party is a party thereto or by which any property or asset of such party is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which such party is subject or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any governmental authority to which such party is subject, or by which any property or asset of such party is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 27

Neither party is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any governmental authority or other person or entity in connection with the execution, delivery and performance by such party of this MOA, other than those that have been made or obtained by such party prior to the date of this MOA.
CLAUSE 2S This Agreement is one of the “MOA“s referred to and defined in (1) the Master Agreement dated the date hereof and executed and delivered concurrently herewith by the Sellers, the Buyers, and others, If there is any inconsistency between the terms and conditions of this Agreement and the terms and conditions of said Master Agreement with respect to the sale and purchase of the Vessel, then the terms and conditions of this Agreement shall prevail. Notwithstanding the above, the obligations of each party under this MOA are subject to: (i) Seanergy obtaining the initial Closing / Shareholder Approval, as defined in the Master Agreement. and (ii) The satisfaction or waiver of each of the applicable conditions set forth in Article VIll of the Master Agreement. “
In case Seanergy fails to obtain the Shareholder Approval the Initial Closing as defined in the Master Agreement does not take place as provided in the Master Agreement, this Memorandum of Agreement shall be automatically terminated, cancelled and of no further force and effect without responsibility of any of the parties.
/For the Sellers (1) For the Buyers(2)
/s/ /s/ —— — Name Name Title Title

EXHIBIT B
Form of Convertible Promissory Note

NEITHER THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE SECURED PROMISSORY NOTE

$28,250,000	Athens, Greece
______, 2008
     Seanergy Merger Corp., a corporation organized under the laws of the Republic of the Marshall Islands (“Maker”), the principal office of which is located at c/o Vgenopoulos & Partners Law Firm, 15, Filikis Eterias Square, 10673 Athens, Greece, for value received hereby promises to pay to each of the investors set forth in Schedule 1 attached hereto, or their respective registered assigns (each a “Holder”), the sum set forth opposite such Holder’s name on Schedule 1 attached hereto, or such lesser amount as may result from the adjustments required pursuant to the terms of the Master Agreement, which reductions will be applied pro rata to each Holder, and all accrued and unpaid interest, as set forth below, on the later of (i) ______, 2010 (the “Maturity Date”) and (ii) five days after receipt of the Holder’s written notice to receive payment in full in cash of all amounts due hereunder or to convert the principal portion of this Note into Maker Common Stock (as hereafter defined) as set forth in Section 5. Except as otherwise set forth herein, payment for all amounts due hereunder shall be made by wire transfer of immediately available funds, in lawful tender of the United States, to an account designated in writing by the Holder.
     The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:
     1. Definitions. As used in this Note, the following terms, unless the context otherwise requires, have the following meanings:
     1.1 “Company” shall mean Seanergy Maritime Corp., a corporation organized under the laws of the Republic of the Marshall Islands and any corporation that, to the extent permitted by this Note, shall succeed to or assume the obligations of the Company under this Note.

     1.2 “Holder,” when the context refers to a holder of this Note, shall mean any person who shall at the time be the registered holder of this Note.
     1.3 “Master Agreement” shall mean that certain master agreement dated effective as of even date herewith by and among Maker, the Company, the Holder and each of the Sellers set forth in Schedule 1 thereto.
     2. Interest; Arrangement Fee. The Maker shall pay on the Maturity Date:
     2.1 Interest on the principal amount of this Note, which shall accrue from the date hereof through the Maturity Date, at the rate of 2.9% per annum (the “Interest Rate”); and
     2.2 An arrangement fee in the amount of $288,000.
     3. Events of Default. If any of the events specified in this Section 3 shall occur (herein individually referred to as an “Event of Default”), Maker and/or the Company agree to give the Holder prompt written notice of such event. The Holder may, so long as such condition exists or has not been cured during the applicable cure period (whether or not the Holder has received notice of such event), declare the entire principal and unpaid accrued interest hereon immediately due and payable and exercise Holder’s rights set forth in Section 5, by notice in writing to Maker; provided that upon occurrence of an Event of Default specified in subsection (iv) below, all principal and interest shall automatically become immediately due and payable in full:
     3.1 Any breach by Maker and/or the Company of any material representation, warranty or covenant in this Note, the Master Agreement, or any Transaction Document (as defined in the Master Agreement), which results in a Material Adverse Effect on Maker’s or the Company’s business, operations or financial condition; provided, that, in the event of any such breach, such breach shall not have been cured by Maker and/or the Company, as the case may be, within 30 days after the earlier to occur of (a) written notice to Maker and the Company of such breach, and (b) Maker’s or the Company’s knowledge of such breach; or
          3.1.1 The institution by Maker or the Company of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of Maker or the Company, or of any substantial part of their respective property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by Maker or the Company in furtherance of any such action; or
          3.1.2 If, within thirty (30) days after the commencement of an action against Maker or the Company seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of Maker or the Company, as the case may be, or all orders or proceedings thereunder affecting the operations or the business of Maker or the Company, as the case may be, stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of

2

Maker or the Company, as the case may be, of any trustee, receiver or liquidator of Maker or the Company or of all or any substantial part of the respective properties of Maker or the Company, such appointment shall not have been vacated; provided, however, that the merger of the Company into the Maker shall not be deemed to be an Event of Default; or
          3.1.3 Any declared default of Maker or the Company under any other indebtedness in excess of $400,000 that gives the holder thereof the right to accelerate such indebtedness; or
          3.1.4 The failure to pay principal and accrued but unpaid interest on this Note at the Maturity Date, or, at the election of Holder, to issue and deliver shares of the Maker’s common stock, par value $0.0001 per share (the “Maker Common Stock”), within five days of written notice from the Holder after the Maturity Date as set forth in Section 5 hereof.
     4. Prepayment. This Note may not be prepaid in full or in part without the express written consent of the Holder.
     5. Conversion.
     5.1 Conversion upon Maturity. Commencing on the Maturity Date but in no event later than 30 days after the Maturity Date, the Holder of this Note has the right, at the Holder’s option, to convert the principal amount of this Note outstanding, in accordance with the provisions of Section 5.3 hereof, in whole or in part, into a number of fully paid and nonassessable shares of Maker Common Stock (the “Conversion Shares”) equal to the aggregate principal amount of this Note divided by a conversion price equal to $12.50 per share, as such conversion price may be adjusted pursuant to the terms hereof (the “Conversion Price”), and to exchange such Maker Common Stock into Common Stock pursuant to the terms of the Master Agreement, as determined by the Holder in its sole and absolute discretion.
     5.2 Conversion Procedure. Before the Holder shall be entitled to convert this Note into shares of Maker Common Stock, it shall surrender this Note at the office of the Maker and shall give written notice by mail, postage prepaid, to the Maker as set forth in Section 13 below, of the election to convert the same pursuant to Section 5.1, and the amount of the Note being converted, if less than all. The Maker shall, as soon as practicable thereafter, deliver to the Holder such number of shares of Maker Common Stock as applicable based on the applicable Conversion Price.
     5.3 Mechanics and Effect of Conversion. No fractional shares of Maker Common Stock shall be issued upon conversion of this Note. In lieu of the Maker issuing any fractional shares to the Holder upon the conversion of this Note, the number of shares of Maker Common Stock issued upon the conversion of this Note shall be rounded up to the nearest whole share.
     6. Conversion Price Adjustments.
     6.1 Adjustments for Stock Splits and Subdivisions. In the event the Maker should at any time or from time to time after the date of issuance hereof fix a record date for the effectuation of a split or subdivision of the outstanding shares of Maker Common Stock or the determination of holders of Maker Common Stock entitled to receive a dividend or other

3

distribution payable in additional shares of Maker Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Maker Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Maker Common Stock or the Common Stock Equivalents (including the additional shares of Maker Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of this Note shall be appropriately decreased so that the number of shares of Maker Common Stock issuable upon conversion of this Note shall be increased in proportion to such increase of outstanding shares.
     6.2 Adjustments for Reverse Stock Splits. If the number of shares of Maker Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Maker Common Stock, then, following the record date of such combination, the Conversion Price for this Note shall be appropriately increased so that the number of shares of Maker Common Stock issuable on conversion hereof shall be decreased in proportion to such decrease in outstanding shares.
     6.3 Notices of Record Date, etc. In the event of:
          6.3.1 Any taking by Maker of a record of the holders of any class of securities of Maker for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or
          6.3.2 Any capital reorganization of Maker, any reclassification or recapitalization of the capital stock of Maker or any transfer of all or substantially all of the assets of Maker to any other person or any consolidation or merger involving Maker; or
          6.3.3 Any voluntary or involuntary dissolution, liquidation or winding-up of Maker;
Maker will mail to the holder of this Note at least five business days prior to the earliest date specified therein, a notice specifying:
               6.3.3.1 The date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right; and
               6.3.3.2 The date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon.
     7. Reservation of Stock Issuable Upon Conversion. The Company and Maker shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock (as defined in Section 9 hereof) or Maker Common Stock solely for the purpose of effecting the conversion of this Note under Section 5.2 such number of its shares of Common Stock or Maker Common Stock as shall from time to time be sufficient to effect the conversion of the Note under

4

Section 5.2; and if at any time the number of authorized but unissued shares of Common Stock or Maker Common Stock shall not be sufficient to effect the conversion of the entire outstanding principal amount of this Note under Section 5.2, in addition to such other remedies as shall be available to the Holder of this Note, the Company and Maker will use their respective best efforts to take such corporate action as may, in the opinion of its respective counsel, be necessary to increase its authorized but unissued shares of Common Stock or Maker Common Stock to such number of shares as shall be sufficient for such purposes.
     8. Registration Rights. The Holder shall be entitled to the registration rights set forth in that certain Registration Rights Agreement of even date herewith entered into among the Company, Maker, the Holder and the other parties thereto.
     9. Exchange of Maker Common Stock for Common Stock. If Holder elects to exchange its Maker Common Stock for Common Stock, pursuant to the terms of the Master Agreement, then all references to “Maker” in this “Note” shall also be deemed to mean the “Company” as of the date hereof and all references to “Maker Common Stock” shall mean the Company’s common stock, par value $0.0001 per share (the “Common Stock”), other than provisions that would make the Company the primary obligor. In addition, all references to “Conversion Shares” shall mean the shares of Common Stock received upon conversion of this Note. Notwithstanding the foregoing, where this Note already references both the Company and the Maker, or Common Stock and Maker Common Stock, following the exchange of Maker Common Stock for Common Stock, such references shall remain unchanged and continue to refer to both Maker and the Company or Common Stock and Maker Common Stock, as the case may be.
     10. Assignment. Subject to the restrictions on transfer described in Section 12, the rights and obligations of Maker, the Company and the Holder under this Note shall be binding upon and benefit the successors and assigns of the parties This Note may not be assigned or transferred by the parties except in accordance with the terms hereof.
     11. Amendment. Any provision of this Note may be amended or modified upon the written consent of the Maker, the Company and the Holder.
     12. Transfer of this Note or Securities Issuable on Conversion Hereof. With respect to any offer, sale or other disposition of this Note or Conversion Shares, the Holder will comply with the procedures set forth in Section 4.2 of the Master Agreement applicable to “Investment Shares.” Holder also agrees that any Maker Common Stock, unless subject to an effective registration statement, may bear a legend, as described in Section 4.2 of the Master Agreement with respect to “Investment Shares” and consents to the placement of such legend on the Maker Common Stock.
     13. Notices. All notices, requests, consents and other communications under this Note shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

5

If to Maker or the Company:
Seanergy Maritime Corp.
c/o Vgenopoulos & Partners Law Firm
15, Filikis Eterias Square
10673 Athens, Greece
Facsimile: +30-210-7231-462
Attention: John Papapetros
With a copy (which shall not constitute notice) to:
Loeb & Loeb
345 Park Avenue
New York, New York 10154
Facsimile: +1-212-504-3013
Attention: Mitchell Nussbaum, Esq.
If to Holder:
Name of Holder
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Facsimile: +30-210-898-3595
With a copy (which shall not constitute notice) to:
Name of Holder
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Evan Breibart
Facsimile: +30-210-898-5430
Broad and Cassel
2 S. Biscayne Boulevard, Suite 2100
Miami, Florida 33131
Attention: A. Jeffry Robinson, Esq.
Facsimile: +1-305-373-9443
Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when personally delivered, faxed, or when deposited in the mail in the manner set forth above and shall be deemed to have been received when delivered.

6

     14. No Stockholder Rights. Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Maker or the Company or any other matters or any rights whatsoever as a stockholder of Maker or the Company; and no dividends shall be payable or accrued in respect of this Note or the Conversion Shares obtainable hereunder until, and only to the extent that, this Note shall have been converted.
     15. Usury. This Note is hereby expressly limited so that in no event whatsoever, whether by reason of acceleration of maturity of the loan evidenced hereby or otherwise, shall the amount paid or agreed to be paid to the Holder hereunder for the loan, use, forbearance or detention of money exceed that permissible under applicable law. If at any time the performance of any provision of this Note or of any other agreement or instrument entered into in connection with this Note involves a payment exceeding the limit of the interest that may be validly charged for the loan, use, forbearance or detention of money under applicable law, then automatically and retroactively, ipso facto, the obligation to be performed shall be reduced to such limit, it being the specific intent of Maker and the Holder that all payments under this Note are to be credited first to interest as permitted by law, but not in excess of (i) the agreed rate of interest set forth herein or therein or (ii) that permitted by law, whichever is the lesser, and the balance toward the reduction of principal. The provisions of this Section 15 shall never be superseded or waived and shall control every other provision of this Note and all other agreements and instruments between the Company and the Holder entered into in connection with this Note.
     16. Collection Costs. The Maker shall pay the Holder all costs it may incur in connection with the collection of amounts due under this Note, including but not limited to attorneys’ fees, whether incurred prior to the filing of a legal action, during arbitration, during enforcement, on in bankruptcy.
     17. Acts of the Holder. For purposes of this Note, any rights of the Holder hereunder may only be exercised if approved by a majority of the Holders
     18. Governing Law; Consent to Jurisdiction. This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). ). Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to

7

any and all disputes arising out of or in connection with this Note, the Master Agreement or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Agreement, the Company and the Maker shall be deemed to be one party, and the Holders shall be deemed to be one party.
     19. Guaranty by the Company. By its signature below, the Company hereby guarantees the full and prompt performance of Maker under this Note. In addition, the Company agrees to perform all of its obligations under this Note.
     20. Heading; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.
     21. Waiver. Maker hereby waives demand, notice, presentment, protest and notice of dishonor.
     IN WITNESS WHEREOF, Maker and the Company have caused this Note to be issued this ___ day of ___, 2008.

SEANERGY MERGER CORP.
By:
Name:
Title:

SEANERGY MARITIME CORP.
By:
Name:
Title:

8

NOTICE OF CONVERSION
(To Be Signed Only Upon Conversion of Note)
TO                          .
     The undersigned, the holder of the foregoing Note, hereby surrenders such Note for conversion into shares of Common Stock of Seanergy Merger Corp. to the extent of $_______________ of the unpaid principal amount of such Note, and requests that the certificates for such shares be issued in the name of, and delivered to ________________, whose address is _________________________________________________________.
Dated: _____________________

(Signature must conform in all respects to name of holder as specified on the face of the Note)

(Address)

9

SCHEDULE 1

Name and Address of Investor	Principal Amount Owned
United Capital Investments Corp.	$7,062,500
Atrion Shipholding S.A.	$7,062,500
Plaza Shipholding Corp.	$7,062,500
Comet Shipholding Inc.	$7,062,500

10

EXHIBIT C
Form of Registration Rights Agreement

FORM OF
REGISTRATION RIGHTS AGREEMENT
     This Registration Rights Agreement (this “Agreement”) is made and entered into as of [•], 2008, by and among Seanergy Merger Corp., a Marshall Islands corporation (the “Company”), and the investors signatory hereto (each an “Investor” and collectively, the “Investors”).
RECITALS
     A. The Company is a wholly-owned subsidiary of Seanergy Maritime Corp., a Marshall Islands corporation (“Parent”), formed for the purpose of effecting the Business Combination. Parent is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.
     B. The Company has entered into a Master Agreement (the “Master Agreement”), dated as of May 20, 2008, by and among the Company, Parent, the Investors and certain sellers named therein, pursuant to which the Company has agreed, among other things, to issue to the Investors (i) up to 2,260,000 Note Shares (as defined in the Master Agreement) upon conversion of the Note (as defined in the Master Agreement), subject to adjustment as provided in the Note, and (ii) up to 4,658,075 Additional Investment Shares (as defined in the Master Agreement) if Company achieves a certain EBITDA (collectively the “Investment Shares”).
     C. This Agreement is made pursuant to the Master Agreement.
     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     1. Definitions. Capitalized terms used and not otherwise defined herein and that are defined in the Master Agreement shall have the meanings given such terms in the Master Agreement. As used in this Agreement, the following terms shall have the following meanings:
     “Advice” shall have the meaning set forth in Section 6(b).
     “Agreement” shall have the meaning set forth in the preamble above.
     “Availability Date” shall have the meaning set forth in Section 3(j).
     “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York, London, England or Athens, Greece are authorized or required by law or other governmental action to close.

     “Company” shall have the meaning set forth in the preamble above.
     “Effectiveness Period” shall have the meaning set forth in Section 2.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Filing Date” means, with respect to the Registration Statement required to be filed hereunder, the thirtieth (30) day following the Initial Closing Date.
     “Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.
     “Indemnified Party” shall have the meaning set forth in Section 5(c).
     “Indemnifying Party” shall have the meaning set forth in Section 5(c).
     “Investment Shares” shall have the meaning set forth in the recitals above.
     “Investor” or “Investors” shall have the respective meaning set forth in the preamble above.
     “Losses” shall have the meaning set forth in Section 5(a).
     “Master Agreement” shall have the meaning set forth in the recitals above.
     “Parent” shall have the meaning set forth in the recitals above.
     “Plan of Distribution” shall have the meaning set forth in Section 2.
     “Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.
     “Prospectus” means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
     “Registrable Securities” means the Investment Shares, together with any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing and any other shares of Common Stock owned by the Investors at the time of the Filing Date.
     “Registration Statement” means each registration statement required to be filed hereunder, including the Prospectus, amendments and supplements to the registration statement

2

or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in the Registration Statement.
     “Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
     “Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Suspension Certificate” shall have the meaning set forth in Section 6(e).
     “Trading Market” means the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market or the NASDAQ Capital Market; and, with respect to any particular date, shall mean the Trading Market on which the Common Stock is listed or quoted for trading on the such date.
     2. Registration. (a) On or prior to the Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the offering and resale of all of the Registrable Securities pursuant to Rule 415, or if Rule 415 is not available for offers or sales of the Registrable Securities, for such other means of distribution of Registrable Securities as the Holders may specify (or, at the Holder’s option to delay such registration). The Registration Statement required hereunder shall be on Form S-3 or Form F-3, as applicable (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3 or Form F-3, in which case the Registration shall be on Form S-1 or F-1 or another appropriate form as shall be selected by the Company upon advice of its counsel). The Registration Statement required hereunder shall contain (except if otherwise directed by the Holders) the “Plan of Distribution” attached hereto as Annex A. The Company shall use its best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but no later than 90 days following the filing thereof (the “Effectiveness Date”), and shall use its best efforts to keep such Registration Statement continuously effective under the Securities Act (including the filing of any necessary amendments, post-effective amendments and supplements) until the date which is two years after the Initial Closing Date or such later date when all Registrable Securities covered by the Registration Statement (i) have been sold pursuant to the Registration Statement or an exemption from the registration requirements of the Securities Act or (ii) may be sold without volume restrictions pursuant to Rule 144 promulgated under the Securities Act, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company’s transfer agent and the affected Holders (the “Effectiveness Period”). If Rule 415 is not available and the Holder shall specify that the Registration Statement relate to an underwritten offering, then the Company shall, at the underwriter’s request, direct its Chief Executive Officer and Chief Financial Officer to participate in one or more “road show” presentations, at mutually acceptable times and places

3

and in a manner so as not to disrupt the Company’s business, which presentations shall be conducted at the Company’s expense.
          (b) Right to Piggyback. If at any time commencing after 180 days following the issuance of the Investment Shares, the Company proposes to register any of its common equity securities under the Securities Act (other than a registration statement on Form S-8 or on Form F-4 or any similar successor forms thereto or in connection with (A) an employee stock option, stock purchase or compensation plan or securities issued or issuable pursuant to any such plan, (B) a dividend reinvestment plan or (C) a merger or the acquisition of the securities or substantially all the assets of another entity), whether for its own account or for the account of one or more shareholders of the Company, and the registration form to be used may be used for any registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice (in any event within 10 Business Days after its receipt of notice of any exercise of other demand registration rights) to all Holders of its intention to effect such a registration and shall, subject to Sections 2 (c) and 4(d), include in such registration all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 Business Days after the delivery of the Company’s notice. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion.
          (c) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without having an adverse effect on such offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included therein by the Holders, pro rata among the Holders on the basis of the number of shares requested to be registered by the Holders, (iii) third, the Registrable Securities requested to be included therein by the other holders, if any, pro rata among such holders on the basis of the number of shares requested to be registered by such Holders, and (iv) fourth, other securities requested to be included in such registration pro rata among the holders of such securities on the basis of the number of shares requested to be registered by such holders or as such holders may otherwise agree.
          (d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of a holder of the Company’s securities other than Registrable Securities, and the managing underwriters advise the Company in writing that, in their opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without having an adverse effect on such offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the Registrable Securities requested to be included therein by the Holders, pro rata among the Holders on the basis of the number of shares requested to be registered by the Holders, (iii) third, the Registrable Securities requested to be included therein by the other holders, if any, pro rata among such holders on the basis of the number of shares requested to be registered by such Holders, and (iv) fourth, other securities requested to be included in such registration pro rata among the holders of such securities on the

4

basis of the number of shares requested to be registered by such holders or as such holders may otherwise agree.
          (e) Selection of Underwriters. If any Piggyback Registration is an underwritten primary offering, the Company shall have the right to select the managing underwriter or underwriters to administer any such offering. If any Piggyback Registration is an underwritten secondary offering, the stockholders requesting such registration shall have the right to select the managing underwriter or underwriters to administer any such offering
          (f) Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Securities, and if such previous registration has not been withdrawn or abandoned, the Company shall not be obligated to cause to become effective any other registration of any of its securities under the Securities Act, whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 90 days has elapsed from the termination of the offering under the previous registration.
     3. Registration Procedures.
     In connection with the Company’s registration obligations hereunder, the Company shall:
          (a) Not less than five (5) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the Holders copies of all such documents proposed to be filed (including documents incorporated or deemed incorporated by reference to the extent requested by such Person) which documents will be subject to the review of such Holders, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective legal counsel to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities shall reasonably object in good faith; provided, however, that any period of time which the Registration Statement is delayed due to such objection will be added to the Filing Date and the Effectiveness Date.
          (b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to the Registration Statement or any amendment thereto; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Holders thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.

5

          (c) Notify the Holders of Registrable Securities to be sold as promptly as reasonably possible (and, in the case of (i)(A) below, not less than two (2) Business Days prior to such filing) and (if requested by any such Person) confirm such notice in writing promptly following the day (i) (A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a “review” of the Registration Statement and whenever the Commission comments in writing on the Registration Statement (the Company shall upon request provide true and complete copies thereof and all written responses thereto as promptly as reasonably possible to each of the Holders who so requests provided such requesting Holders agree to keep such information confidential until it is publicly disclosed); and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, and (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that such Holder of Registrable Securities agrees to keep such information confidential until it is publicly disclosed).
          (d) Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
          (e) To the extent requested by such Holders, furnish to each Holder, without charge, at least one conformed copy of the Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.
          (f) Promptly deliver to each Holder, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request in connection with resales by the Holder of Registrable Securities. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the

6

offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(c).
          (g) Use its best efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each of the registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.
          (h) If requested by the Holders, cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.
          (i) Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (j) Use best efforts to make available to its security holders no later than the Availability Date (as defined below), an earning statement covering a period of at least twelve (12) months, beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder. For the purpose of this subsection, “Availability Date” shall mean the 45th day following the end of the fourth fiscal quarter after the fiscal quarter that includes the effective date of the Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter.
          (k) Comply with all applicable rules and regulations of the Commission and use its reasonable best efforts to cause all Registrable Securities to be listed for trading on a Trading Market, if the Company is then listed on a Trading Market.
     The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and

7

the person thereof that has voting and dispositive control over the Investment Shares, for purposes of disclosure in the “Selling Stockholder” table in the Registration Statement.
     4. Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Trading Market on which the Common Stock is then listed for trading, and (B) for compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) “road show” expenses and (vii) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal and accounting expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties and all fees and expenses of the Company’s certified public accountants), the expense of the preparation of all financial statements and any audit or review thereof by the Company’s accountants, including in connection with their rendering a “cold comfort” letter to the underwriters, if requested, and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker, underwriter or similar commissions or any legal fees or other costs of the Holders.
     5. Indemnification.
          (a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, to the extent arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law, or any rule or regulation thereunder, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder

8

expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities as set forth in Annex A hereto or any changes to Annex A hereto that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).
          (b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its officers, directors, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, to the extent arising out of or based upon: (1) such Holder’s failure to comply with the prospectus delivery requirements of the Securities Act or (2) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus expressly for use therein; provided, that each Holder’s obligation to indemnify such indemnified parties shall only be to the extent of the net proceeds received by such Holder in the offering to which the Registration Statement relates, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities as set forth in Annex A hereto or any changes to Annex A hereto that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (3) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).
          (c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.

9

          An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is reasonably likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel (the Indemnified Party’s counsel who first notifies the Company of such obligation) shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.
     All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is not entitled to indemnification hereunder, determined based upon the relative faults of the parties.
          (d) Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

10

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Holder. The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.
     6. Miscellaneous.
          (a) Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.
          (b) Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. In the event of a discontinued disposition under this Section 6(b), the Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable and to provide copies of the supplemented Prospectus and/or amended Registration Statement or the Advice as soon as possible in order to enable each Holder to resume dispositions of the Registrable Securities. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.
          (c) Amendments in Writing. No amendment, modification, waiver, termination or discharge of any provision of this Agreement, or any consent to any departure by the Company or Company and any Holder of the then outstanding Registrable Securities from any provision hereof, shall in any event be effective unless the same shall be in writing and signed by the Company and at least a majority of the Holders of the then outstanding Registrable Securities, and each such amendment, modification, waiver, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by the Company and at least a majority of the Holders of the then outstanding Registrable Securities.
          (d) Suspension of Trading. At any time after the Registrable Securities are covered by an effective Registration Statement, the Company may deliver to the Holders of such

11

Registrable Securities a certificate (the “Suspension Certificate”) approved by the Chief Executive Officer of the Company and signed by an officer of the Company stating that the effectiveness of and sales of Registrable Securities under the Registration Statement would:
               (i) materially interfere with any transaction that would require the Company to prepare financial statements under the Securities Act that the Company would otherwise not be required to prepare in order to comply with its obligations under the Exchange Act, or
               (ii) require public disclosure of any transaction of the type discussed in Section 6(d)(i) prior to the time such disclosure might otherwise be required.
          After the delivery of a Suspension Certificate by Holders of Registrable Securities, the Company may, in its discretion, require such Holders of Registrable Securities to refrain from selling or otherwise transferring or disposing of any Registrable Securities or other Company securities then held by such Holders for a specified period of time that is customary under the circumstances (not to exceed thirty (30) days). Notwithstanding the foregoing sentence, the Company shall be permitted to cause Holders of Registrable Securities to so refrain from selling or otherwise transferring or disposing of any Registrable Securities or other securities of the Company on only one occasion during each twelve (12) consecutive month period that the Registration Statement remains effective. The Company may impose stop transfer instructions to enforce any required agreement of the Holders under this Section 6(d).
          (e) Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) on the date of transmission when delivered via facsimile prior to 5:00 p.m. (New York City time) on a Business Day, (ii) one Business Day after transmission when delivered via facsimile later than 5:00 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) upon delivery when delivered personally, (iv) three (3) days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (v) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
          If to the Company:
Seanergy Merger Corp.
c/o Seanergy Maritime Corp.
10, Amfitheas Ave.
Athens, Greece, 14564 P. Faliro
Attention: Chief Executive Officer
          With a copy (which shall not constitute notice) to:
Loeb & Loeb LLP
345 Park Ave.
New York, New York 10154
Facsimile: +1-212-407-4990

12

Attention: Mitchell S. Nussbaum, Esq.
          If to an Investor, to:
To the addresses set forth under such Investor’s name on Schedule 1 hereto
          With a copy to:
Broad and Cassel
One North Clematis Street
Suite 500
West Palm Beach, FL 33401
Attn: Kathleen Deutsch, Esq.
Facsimile: (561) 655-1109
     Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.
          (f) Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and assigns. The Company may not assign its rights or obligations hereunder without the prior written consent of all of the Holders of the then-outstanding Registrable Securities, provided a sale of the Company shall not be deemed an assignment. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.
          (g) Execution in Counterparts; Facsimile Signatures. This Agreement and any amendment, waiver or consent hereto may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
          (h) Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against the parties hereto or thereto in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.
          (i) Cumulative Remedies. All remedies, either under this Agreement or by law, afforded to the parties hereto, shall be cumulative and not alternative.

13

          (j) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
(Remainder of page intentionally left blank. Signature pages to follow.)

14

          (k) Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Agreement to a particular section or subsection shall refer to a section or subsection of this Agreement, unless specified otherwise.
          (l) Construction of this Agreement. If any of the provisions of this Agreement conflict with any of the other provisions of the Master Agreement, such conflict shall be resolved in every instance in favor of the provisions of the Master Agreement.
[Remainder of page intentionally left blank; Signature page follows]

15

     IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

COMPANY: SEANERGY MERGER CORP.
By:
Name:
Title

INVESTORS: UNITED CAPITAL INVESTMENTS CORP.
By:
Name:
Title

ATRION SHIPHOLDING S.A.
By:
Name:
Title

PLAZA SHIPHOLDING CORP.
By:
Name:
Title

COMET SHIPHOLDING, INC.
By:
Name:
Title

ANNEX A
     Plan of Distribution
     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other sale in any privately negotiated transaction, or non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.
     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	on the New York Stock Exchange, American Stock Exchange or NASDAQ Global Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	to cover short sales;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     In connection with distributions of the shares or otherwise, the selling stockholders may:

2

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.
     In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.
     The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations in certain circumstances.
     Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

3

     In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.
     The Company is required to pay all fees and expenses incident to the registration of the shares other than broker fees and commissions.
     The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

4

SCHEDULE 1
The Investors

Jurisdiction of
Name of Company	Address	Incorporation
United Capital Investments Corp.	[ADDRESS]	Republic of Liberia
Atrion Shipholding S.A.	[ADDRESS]	The Republic of the Marshall Islands
Plaza Shipholding Corp.	[ADDRESS]	The Republic of the Marshall Islands
Comet Shipholding Inc.	[ADDRESS]	The Republic of the Marshall Islands

5

EXHIBIT D
Form of Management Agreement

TECHNICAL MANAGEMENT AGREEMENT

THIS AGREEMENT is made on this 28th day of May 2008.

BETWEEN:

(1) SEANERGY MANAGEMENT CORP. (the "**Company**") a company incorporated in Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Island, P.O.Box 1405, Majuro, Marshall Islands, MH 96960, for its own behalf and as agent for and on behalf of the Shipowning Subsidiaries;

(2) ENTERPRISES SHIPPING AND TRADING S.A. (the "**Manager**") a company incorporated in Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia.

WHEREAS

(A) The Company is a wholly owned subsidiary of Seanergy Merger Corp. ("**Seanergy**"), and the Company has been appointed by Seanergy and its various shipowning subsidiaries from time to time (the "**Shipowning Subsidiaries**" and together with Seanergy and the Company, the "**Group**" and any of them a "**member of the Group**") as their agent to provide certain administrative and financial support services to the Group, to appoint and instruct on behalf of the Group agents for the provision of commercial and technical management services and to monitor the performance of such agents.

(B) As a condition to entering into that certain Master Agreement (the "**Master Agreement**"), dated the date hereof, by and among Seanergy Marine Corp., Seanergy and various other parties, the Company, on behalf of the Group, wishes to appoint the Manager as the technical manager of the vessels owned by the Shipowning Subsidiaries from time to time (the "**Vessels**" and each a "**Vessel**"), on the terms and conditions set out herein.

NOW THEREFORE IT IS HEREBY AGREED:

1. Appointment and Services

1.1 In consideration of the payment of the fees hereinafter described, the Company as principal and as agent for and on behalf of the Shipowning Subsidiaries hereby appoints the Manager as the exclusive agent of the Group for the provision of technical management services (the "**Services**") more fully described in the form of amended Shipman 98 management agreement set out in Schedule 1 to this Agreement (the "**Shipman Form**"), the terms of which are an integral part of this Agreement. References in the Shipman Form to the "Owners" shall be construed for the purposes of this Agreement to be references to the relevant member of the Group. In case of conflict between the Shipman Form and the other terms of this Agreement, the latter shall prevail.

1

1.2 Subject to the terms and conditions herein provided, during the period of this Agreement, the Manager shall carry out the Services as agents for and on behalf of the members of the Group. The Manager shall have authority to take such actions as it may from time to time in its absolute discretion consider to be necessary to enable it to perform the Services.

1.3 The Manager in the performance of the Services shall be entitled to have regard to its overall responsibilities in relation to all vessels as may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, the Manager shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Manager in its absolute discretion consider to be fair and reasonable.

1.4 The Company shall procure forthwith that each member of the Group (including such entities as may become members of the Group from time to time) shall evidence its agreement to be bound by the terms and conditions of this Agreement by executing a deed of accession to this Agreement in the form of Schedule 2.

2. Duration

This Agreement shall be effective as of the signing of this Agreement and shall continue for an initial period of two (2) year. This Agreement shall be automatically extended for successive one year periods, unless three (3) months written notice by either party is given prior to the commencement of the then next period.

3. Fees

3.1 For services performed hereunder by the Manager, the Company shall pay or shall procure that each relevant member of the Group pays the Manager for its services as Manager under this Agreement a fee per Vessel of €416.00 per day until 31 December 2008, thereafter adjusted on an annual basis by an amount equal to the percent change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time, such fee shall be payable monthly in advance, the first payment with respect to a Vessel shall be due on the date that title to that Vessel is registered in the name of a Shipowning Subsidiary. All subsequent payments shall be due on the first Business Day of each following month.

3.2 Payment shall be made to such other account as the Manager nominates by notice in writing to the Company from time to time

4. Responsibilities

4.1 **"Force Majeure Event"**- Neither any member of the Group nor the Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control. Force majeure will only relieve a party from any

2

obligation to the extent that the event actually prevents performance of the obligation and has not been caused by that party's default. The party claiming force majeure must notify the other party of the commencement and the end of the force majeure events, and take all reasonable steps to mitigate the effects thereof.

4.2 The Manager, without prejudice to Clause 4.1, shall be under no liability whatsoever to any member of the Group for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel) and howsoever arising in the course of performance of the Services UNLESS the same is proven to have resulted solely from the gross negligence or wilful default of the Manager or its employees, or agents or sub-contractors employed by it, in which case the Manager's liability for all incidents or series of incidents arising in any calendar year shall never exceed a total of ten (10) times the actual annual management fee paid in that year hereunder.

4.3 *(Indemnity)* Except to the extent and solely for the amount therein set out that the Manager would be liable under Clause 4.2, the members of the Group hereby undertake to keep the Manager and its employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them or any of them arising out of or in connection with the performance of the Agreement or by virtue of the Manager being a service provider/agent to the Group, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Manager may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement, except where such costs, losses, damages and expenses have been occasioned by the Manager's own gross negligence or wilful default.

4.4 *("Himalaya Clause")* It is hereby expressly agreed that no employee or agent of the Manager (including every sub- contractor from time to time employed by the Manager) shall in any circumstances whatsoever be under any liability whatsoever to any member of the Group for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 4, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Manager or to which the Manager is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid and each such employee and agent shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce and to enjoy the benefit of this Clause 4.

3

5. **Duration of the Agreement and Termination**

5.1 This Agreement shall come into effect on the day and year referred in Clause 2 and shall continue until it is terminated:

(a) by either party in accordance with Clause 2;

(b) by the Manager forthwith on the giving of written notice to the Company if:

(i) any moneys payable by any member of the Group under this Agreement shall not have been received in the Manager's nominated account within ten (10) calendar days of receipt by the Company of the Manager's written request; or

(ii) any Vessel is repossessed by a secured creditor.

(c) by either the Company or the Manager at any time on the giving of notice if the other is in breach of any material term of this Agreement and that breach is not remedied, within 10 Business Days of the terminating party giving notice to the party in breach, to the satisfaction of the terminating party (acting reasonably).

5.2 This Agreement shall be deemed to be terminated

(a) in relation to a Vessel (and the Shipowning Subsidiary which is the owner of that Vessel) in the case of the sale of that Vessel or if that Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. The Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred;

(b) in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

6. **Limitation of Liability**

6.1 The Manager shall not be liable for any indirect or consequential losses for any reason whatsoever.

7. **Payment Netting and Set Off**

All amounts due under this Agreement shall be paid in full without any deduction or withholding other than as required by law. All amounts referred to in this Agreement are expressed exclusive of any value added tax in any

4

applicable jurisdiction. No member of the Group shall be entitled to assert any credit, set-off or counterclaim against the Manager in order to justify withholding payment of any such amount in whole or in part.

8. **Notices**

If to Seanergy Management Corp.:

c/o Vgenopoulos & Partners
15 Filikis Eterias Square
Athens 106 73, Greece
Facsimile: +30-210 723 1462
Attention: Ioannis Tsigkounakis

If to Enterprises Shipping and Trading S.A.:

11 Poseidonos Avenue
167 77 Elliniko
Athens, Greece
Facsimile: +30 210 898 3157
Attention: General Manager

9. **Governing Law and Dispute Resolution**

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996, or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause. The Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. Each party to appoint one arbitrator and the two so appointed to appoint the third who shall act as chairman of the Tribunal. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding in both parties. The two arbitrators so appointed shall appoint the third arbitrator within fourteen days.

5

10. This Agreement is the *Technical Management Agreement* referred to and defined in the Master Agreement. In case the *Initial Closing* as defined in the Master Agreement does not take place as provided in the Master Agreement, then this Agreement shall be automatically terminated without responsibility to any of the parties.

IN WITNESS WHEREOF, the parties hereinabove have caused this Agreement to be signed in duplicate by their respective and duly authorized representatives as of the date first written hereinabove.

SEANERGY MANAGEMENT CORP.

By: ______________________
Name: ELIAS CULUCUNDIS
Title: DIRECTOR

ENTERPRISES SHIPPING AND TRADING S.A.

By: ______________________
Name: George Sarris
Title: President

6

Schedule 2

Deed of Accession

[ ] 200[ ]

From: [ ]

To: [ ]

Dear Sirs,

Re: Technical Management Agreement of [ ] and made between (1) Seanergy Management Corp. (the "Company") and Enterprises Shipping and Trading S.A. (the "Manager")

We refer to the Technical Management Agreement (the "**Agreement**"). We are a Shipowning Subsidiary as defined in the Agreement and are to become owners of the vessel "[ ]" (the "Vessel").

We hereby confirm that:

(a) the Company has entered into the Agreement as our agent, for and on our behalf; and

(b) we are bound to observe the terms and conditions of the Agreement as if we were a named signatory therein.

We confirm that we are the Company's principal in respect of the Agreement as it relates to the Vessel and ourselves. We hereby confirm that the Company has full authority on our behalf (i) to execute the Agreement and any agreement or addendum supplemental thereto, (ii) to give to the Manager any instructions required of us under the Agreement, (iii) to exercise any of our rights under the Agreement and (iv) to act in accordance with the terms contained in the Agreement, both on our behalf and on all matters relating to us, which are the subject of the Agreement and as they relate to the Vessel. We hereby confirm that we will be bound by any actions taken by the Company under the Agreement on our behalf and we hereby confirm and ratify any such actions taken by the Company.

The terms and provisions of this letter shall be governed by and construed in accordance with English law, and this letter is being executed as a deed on the date first above written.

Yours faithfully,

____

For and on behalf of
[ ]

In the presence of:

____

8

THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT
CODE NAME: "SHIPMAN 98"

Part I

1. Date of Agreement	
2. Owners (name, place of registered office and law of registry) (Cl. 1) Name Place of registered office Law of registry	3. Managers (name, place of registered office and law of registry) (Cl. 1) Enterprises Shipping and Trading S.A. Name 80 Broad Street Place of registered office Monrovia, Liberia Law of registry
4. Day and year of commencement of Agreement (Cl. 2) from the date of registration of the Vessel in the ownership of the Owner	
5. Crew Management (state "yes" or "no" as agreed) (Cl. 3.1) YES	6. Technical Management (state "yes" or "no" as agreed) (Cl. 3.2) YES
7. ~~Commercial Management~~ (state "yes" or "no" as agreed) (Cl. 3.3) Additional Services YES	8. Insurance Arrangements (state "yes" or "no" as agreed) (Cl. 3.4) YES
9. Accounting Services (state "yes" or "no" as agreed) (Cl. 3.5) YES	10. Sale or purchase of the Vessel (state "yes" or "no" as agreed) (Cl. 3.6) YES
11. Provisions (state "yes" or "no" as agreed) (Cl. 3.7) YES	12. Bunkering (state "yes" or "no" as agreed) (Cl. 3.8) YES
13. Chartering Services Period (only to be filled in if "yes" stated in Box 7) (Cl. 3.3(i)) NO	14. Owners' Insurance (state alternative (i), (ii) or (iii) of Cl. 6.3) YES
15. ~~Annual~~ Management Fee (state annual amount) (Cl. 8.1) euro 416 per day until 31/12/08, thereafter increased by an amount equal to the percent change in the Eurostat HIPC All Items for Greece	16. Severance Costs (state maximum amount) (Cl. 8.4(ii)) US$50,000
17. Day and year of termination of Agreement (Cl. 17) 2 calendar years from the date of the Initial Closing (as defined in the Master Agreement)	18. Law and Arbitration (state alternative 19.1, 19.2 or 19.3; if 19.3 place of arbitration must be stated) (Cl. 19) Clause 19.1
19. Notices (state postal and cable address, telex and telefax number for serving notice and communication to the Owners) (Cl. 20)	20. Notices (state postal and cable address, telex and telefax number for serving notice and communication to the Managers) (Cl. 20) 11 Poseidonos Avenue Elliniko 16677 Athens, Greece Attention: Managing Director Tel 30 210 891 0111 Fax 30 210 898 3612

It is mutually agreed between the party stated in Box 2 and the party stated in Box 3 that this Agreement consisting of PART I and PART II as well as Annexes "A" (Details of Vessel), "B" (Details of Crew), "C" (Budget) and "D" (Associated vessels) attached hereto, shall be performed subject to the conditions contained herein. I the event of a conflict of conditions, the provisions of PART I and Annexes "A", "B", "C" and "D" shall prevail over those of PART II to the extent of such conflict but n further.

Signature(s) (Owners)	Signature(s) (Managers)

Copyright, published by
The Baltic and International Maritime Council (BIMCO), Copenhagen
ISSUED: August 1998

"Master Agreement" means the master agreement of the same date as this Agreement made between Seanergy Maritime Corp., Seanergy Merger Corp. and others, as the same is amended from time to time

PART II

"Shipman 98" Standard Ship Management Agreement

1. Definitions

In this Agreement save where the context otherwise requires, the following words and expressions shall have the meanings hereby assigned to them.

"Owners" means the party identified in Box 2.

"Managers" means the party identified in Box 3.

"Vessel" means the vessel or vessels details of which are set out in Annex "A" attached hereto.

"Crew" means the Master, officers and ratings of the numbers, rank and nationality specified in Annex "B" attached hereto.

"Crew Support Costs" means all expenses of a general nature which are not particularly referable to any individual vessel for the time being managed by the Managers and which are incurred by the Managers for the purpose of providing an efficient and economic management service and, without prejudice to the generality of the foregoing, shall include the cost of crew standby pay, training schemes for officers and ratings, cadet training schemes, sick pay, study pay, recruitment and interviews.

"Severance Costs" means the costs which the employers are legally obliged to pay to or in respect of the Crew as a result of the early termination of any employment contract for service on the Vessel.

"Crew Insurances" means insurances against crew risks which shall include but not be limited to death, sickness, repatriation, injury, shipwreck unemployment indemnity and loss of personal effects.

"Management Services" means the services specified in sub-clauses 3.1 to 3.8 as indicated affirmatively in Boxes 5 to 12.

"ISM Code" means the International Management Code for the Safe Operation of Ships and for Pollution Prevention as adopted by the International Maritime Organization (IMO) by resolution A.741(18) or any subsequent amendment thereto.

"STCW 95" means the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended in 1995 or any subsequent amendment thereto.

2. Appointment of Managers

With effect from the day and year stated in Box 4 and continuing unless and until terminated as provided herein, the Owners hereby appoint the Managers and the Managers hereby agree to act as the Managers of the Vessel.

3. Basis of Agreement

Subject to the terms and conditions herein provided, during the period of this Agreement, the Managers shall carry out Management Services in respect of the Vessel as agents for and on behalf of the Owners. The Managers shall have authority to take such actions as they may from time to time in their absolute discretion consider to be necessary to enable them to perform this Agreement in accordance with sound ship management practice.

3.1 Crew Management

(only applicable if agreed according to Box 5)

The Managers shall provide suitably qualified Crew for the Vessel as required by the Owners in accordance with the STCW 95 requirements, provision of which includes but is not limited to the following functions:

(i) selecting and engaging the Vessel's Crew, including payroll arrangements, pension administration, and insurances for the Crew other than those mentioned in Clause 6;

(ii) ensuring that the applicable requirements of the law of the flag of the Vessel are satisfied in respect of manning levels, rank, qualification and certification of the Crew and employment regulations including Crew's tax, social insurance, discipline and other requirements;

(iii) ensuring that all members of the Crew have passed a medical examination with a qualified doctor certifying that they are fit for the duties for which they are engaged and are in possession of valid medical certificates issued in accordance with appropriate flag State requirements. In the absence of applicable flag State requirements the medical certificate shall be dated not more than three months prior to the respective Crew members leaving their country of domicile and maintained for the duration of their service on board the Vessel;

(iv) ensuring that the Crew shall have a command of the English language of a sufficient standard to enable them to perform their duties safely;

(v) arranging transportation of the Crew, including repatriation;

(vi) training of the Crew and supervising their efficiency;

(vii) conducting union negotiations;

(viii) operating the Managers' drug and alcohol policy unless otherwise agreed.

3.2 Technical Management

(only applicable if agreed according to Box 6)

The Managers shall provide technical management which includes, but is not limited to, the following functions:

(i) provision of competent personnel to supervise the maintenance and general efficiency of the Vessel;

(ii) arrangement and supervision of dry dockings, repairs, alterations and the upkeep of the Vessel to the standards required by the Owners provided that the Managers shall be entitled to incur the necessary expenditure to ensure that the Vessel will comply with the law of the flag of the Vessel and of the places where she trades, and all requirements and recommendations of the classification society;

(iii) arrangement of the supply of necessary stores, spares and lubricating oil;

(iv) appointment of surveyors and technical consultants as the Managers may consider from time to time to be necessary;

(v) development, implementation and maintenance of a Safety Management System (SMS) in accordance with the ISM Code (see sub-clauses 4.2 and 5.3).

3.3 ~~Commercial Management~~ Additional Services

(only applicable if agreed according to Box 7)

The Managers shall provide the commercial operation of the Vessel, as required by the Owners, which includes, but is not limited to, the following functions:

(i) providing chartering services in accordance with the Owners' instructions which include, but are not limited to, seeking and negotiating employment for the Vessel and the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of the Vessel. If such a contract exceeds the period stated in Box 13, consent thereto in writing shall first be obtained from the Owners.

(ii) arranging of the proper payment to Owners or their nominees of all hire and/or freight revenues or other moneys of whatsoever nature to which Owners may be entitled arising out of the employment of or otherwise in connection with the Vessel.

(iii) providing voyage estimates and accounts and calculating of hire, freights, demurrage and/or despatch moneys due from or due to the charterers of the Vessel;

(iv) issuing of voyage instructions;

(v) appointing agents;

(vi) appointing stevedores;

(vii) arranging surveys associated with the commercial operation of the Vessel.

3.4 Insurance Arrangements

PART II
"Shipman 98" Standard Ship Management Agreement

(only applicable if agreed according to Box 8)
The Managers shall arrange insurances in accordance with Clause 6, on such terms and conditions as the Owners shall have instructed or agreed, in particular regarding conditions, insured values, deductibles and franchises.

3.5 Accounting Services
(only applicable if agreed according to Box 9)
The Managers shall:

(i) establish an accounting system which meets the requirements of the Owners and provide regular accounting services, supply regular reports and records,

(ii) maintain the records of all costs and expenditure incurred as well as data necessary or proper for the settlement of accounts between the parties.

3.6 Sale or Purchase of the Vessel
(only applicable if agreed according to Box 10)
The Managers shall, in accordance with the Owners' instructions, supervise the sale or purchase of the Vessel, including the performance of any sale or purchase agreement, but not negotiation of the same.

3.7 Provisions *(only applicable if agreed according to Box 11)*
The Managers shall arrange for the supply of provisions.

3.8 Bunkering *(only applicable if agreed according to Box 12)*
The Managers shall arrange for the provision of bunker fuel of the quality specified by the Owners as required for the Vessel's trade.

4. Managers' Obligations

4.1 The Managers undertake to use their ~~best~~ reasonable commercial endeavours to provide the agreed Management Services as agents for and on behalf of the Owners in accordance with sound ship management practice and to protect and promote the interests of the Owners in all matters relating to the provision of services hereunder.
Provided, however, that the Managers in the performance of their management responsibilities under this Agreement shall be entitled to have regard to their overall responsibility in relation to all vessels as may from time to time be entrusted to their management and in particular, but without prejudice to the generality of the foregoing, the Managers shall be entitled to allocate available supplies, manpower and services in such manner as in the prevailing circumstances the Managers in their absolute discretion consider to be fair and reasonable.

4.2 Where the Managers are providing Technical Management in accordance with sub-clause 3.2, they shall procure that the requirements of the law of the flag of the Vessel are satisfied and they shall in particular be deemed to be the "Company" as defined by the ISM Code, assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code when applicable.

5. Owners' Obligations

5.1 The Owners shall pay all sums due to the Managers punctually in accordance with the terms of this Agreement.

5.2 Where the Managers are providing Technical Management in accordance with sub-clause 3.2, the Owners shall:

(i) procure that all officers and ratings supplied by them or on their behalf comply with the requirements of STCW 95;

(ii) instruct such officers and ratings to obey all reasonable orders of the Managers in connection with the operation of the Managers' safety management system.

5.3 Where the Managers are not providing Technical Management in accordance with sub-clause 3.2, the Owners shall procure that the requirements of the law of the flag of the Vessel are satisfied and that they, or such other entity as may be appointed by them and identified to the Managers, shall be deemed to be the "Company" as defined by the ISM Code assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code when applicable.

6. Insurance Policies

The Owners shall procure, whether by instructing the Managers under sub-clause 3.4 or otherwise, that throughout the period of this Agreement:

6.1 at the Owners' expense, the Vessel is insured for not less than her sound market value or entered for her full gross tonnage, as the case may be for:

(i) usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(ii) protection and indemnity risks (including pollution risks and Crew Insurances); and FDD; and

(iii) war risks (including protection and indemnity and crew risks) in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with first class insurance companies, underwriters or associations ("the Owners' Insurances");

6.2 all premiums and calls on the Owners' Insurances are paid promptly by their due date,

6.3 the Owners' Insurances name the Managers and, subject to underwriters' agreement, any third party designated by the Managers as a joint assured, with full cover, with the Owners obtaining cover in respect of each of the insurances specified in sub-clause 6.1:

(i) on terms whereby the Managers and any such third party are liable in respect of premiums or calls arising in connection with the Owners' Insurances; or

(ii) if reasonably obtainable, on terms such that neither the Managers nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Owners' Insurances; or

(iii) on such other terms as may be agreed in writing.

Indicate alternative (i), (ii) or (iii) in Box 14. If Box 14 is left blank then (i) applies.

6.4 written evidence is provided, to the reasonable satisfaction of the Managers, of their compliance with their obligations under Clause 6 within a reasonable time of the commencement of the Agreement, and of each renewal date and, if specifically requested, of each payment date of the Owners' Insurances.

7. Income Collected and Expenses Paid on Behalf of Owners

7.1 All moneys collected by the Managers under the terms of this Agreement (other than moneys payable by the Owners to the Managers) and any interest thereon shall be held to the credit of the Owners in a separate bank account operated by the Owners.

7.2 All expenses incurred by the Managers under the terms of this Agreement on behalf of the Owners (including expenses as provided in Clause 8) may be debited against any credit balance maintained by the Managers as is reflected in the accounting records maintained by the Managers with respect to the Owners ~~the Owners in the account referred to under sub-clause 7.1~~ but shall in any event remain payable by the Owners to the Managers on demand.

8. Management Fee

8.1 The Owners shall pay to the Managers for their services as Managers under this Agreement ~~an annual~~ management fee as stated in Box 15 which shall be payable ~~by equal~~ monthly ~~instalments~~ in advance, the first instalment being payable on the commencement of this Agreement (see Clause 2 and Box 4) and subsequent instalments being payable every month.

8.2 The management fee shall be subject to an annual adjustment ~~review~~ on the anniversary date of the Agreement ~~and the proposed fee shall be presented in the annual budget referred to in sub-~~

quarter, payable in 3 equal monthly instalments in advance on the first Piraeus business day of each calendar month

PART II

"Shipman 96" Standard Ship Management Agreement

~~clause 8.1:~~

8.3 The Managers shall, at no extra cost to the Owners, provide their own office accommodation, office staff, facilities and stationery. Without limiting the generality of Clause 7 the Owners shall reimburse the Managers for postage and communication expenses, travelling expenses, and other out of pocket expenses properly incurred by the Managers in pursuance of the Management Services.

8.4 In the event of the appointment of the Managers being terminated by the Owners or the Managers in accordance with the provisions of Clauses 17 and 18 other than by reason of default by the Managers, or if the Vessel is lost, sold or otherwise disposed of, the "management fee" payable to the Managers according to the provisions of sub-clause 8.1, shall continue to be payable for a further period of three calendar months as from the termination date. In addition, provided that the Managers provide Crew for the Vessel in accordance with sub-clause 3.1:

(i) the Owners shall continue to pay Crew Support Costs during the said further period of three calendar months and

(ii) the Owners shall pay an equitable proportion of any Severance Costs which may materialize, not exceeding the amount stated in Box 16.

8.5 If the Owners decide to lay-up the Vessel whilst this Agreement remains in force and such lay-up lasts for more than three months, an appropriate reduction of the management fee for the period exceeding three months until one month before the Vessel is again put into service shall be mutually agreed between the parties.

8.6 Unless otherwise agreed in writing all discounts and commissions obtained by the Managers in the course of the management of the Vessel shall be credited to the Owners.

9. Budgets and Management of Funds

9.1 The Managers shall present to the Owners annually a budget for the following twelve months in such form as the reasonably Owners require. The budget for the first year hereof is set out in Annex "C" hereto. Subsequent annual budgets shall be prepared by the Managers and submitted to the Owners not less than three months before the anniversary date of the commencement of this Agreement (see Clause 2 and Box 4).

9.2 The Owners shall indicate to the Managers their acceptance and approval of the annual budget within one month of presentation and in the absence of any such indication the Managers shall be entitled to assume that the Owners have accepted the proposed budget.

9.3 Following the agreement of the budget, the Managers shall prepare and present to the Owners their estimate of the working capital requirement of the Vessel and the Managers shall each quarter ~~month~~ up-date this estimate. Based thereon, the Managers shall each quarter ~~month~~ request the Owners in writing for the funds required to run the Vessel for the ensuing ~~month, including the payment~~ of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. ~~Such~~ funds shall be received by the Managers within ten running days after the receipt by the Owners of the Managers' written request and shall be held to the credit of the Owners in a separate bank account.

The Manager may request in writing additional funds to cover the payment

In each case, such

9.4 The Managers shall produce a comparison between budgeted and actual income and expenditure of the Vessel in such form as required by the Owners ~~monthly~~ quarterly or at such other intervals as mutually agreed.

9.5 Notwithstanding anything contained herein to the contrary, the Managers shall in no circumstances be required to use or commit their own funds to finance the provision of the Management Services.

10. Managers' Right to Sub-Contract

The Managers shall not have the right to sub-contract any of their obligations hereunder, ~~including~~ other than those mentioned in sub-clause 3.1, without the prior written consent of the Owners which shall not be unreasonably withheld. In the event of such a sub-contract the Managers shall remain fully liable for the due performance of their obligations under this Agreement.

11. Responsibilities

11.1 ***Force Majeure*** - Neither the Owners nor the Managers shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control.

11.2 ***Liability to Owners*** - (i) Without prejudice to sub-clause 11.1, the Managers shall be under no liability whatsoever to the Owners for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Management Services **UNLESS** same is proved to have resulted solely from the negligence, gross negligence or wilful default of the Managers or their employees, or agents or sub-contractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expense has resulted from the Managers' personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Managers' liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of ten times the annual management fee payable hereunder.

(ii) Notwithstanding anything that may appear to the contrary in this Agreement, the Managers shall not be liable for any of the actions of the Crew, even if such actions are negligent, grossly negligent or wilful, except only to the extent that they are shown to have resulted from a failure by the Managers to discharge their obligations under sub-clause 3.1, in which case their liability shall be limited in accordance with the terms of this Clause 11.

11.3 ***Indemnity*** - Except to the extent and solely for the amount therein set out that the Managers would be liable under sub-clause 11.2, the Owners hereby undertake to keep the Managers and their employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the Agreement, or by virtue of our being a service provider/ agent to the Owner, a member of the Seanergy Maritime Corp./Seanergy Merger Corp. group. and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Managers may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement.

11.4 ***"Himalaya"*** - It is hereby expressly agreed that no employee or agent of the Managers (including every sub-contractor from time to time employed by the Managers) shall in any circumstances whatsoever be under any liability whatsoever to the Owners for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 11, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Managers or to which the Managers are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Managers acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 11 the Managers are or shall be deemed to be

PART II
"Shipman 98" Standard Ship Management Agreement

acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall ~~to this extent be or be deemed to be parties to this Agreement~~ have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce and enjoy the benefits of this Clause.

12. Documentation

Where the Managers are providing Technical Management in accordance with sub-clause 3.2 and/or Crew Management in accordance with sub-clause 3.1, they shall make available, upon Owners' request, all documentation and records related to the Safety Management System (SMS) and/or the Crew which the Owners need in order to demonstrate compliance with the ISM Code and STCW 95 or to defend a claim against a third party.

13. General Administration

13.1 The Managers shall handle and settle all claims arising out of the Management Services hereunder and keep the Owners informed regarding any incident of which the Managers become aware which gives or may give rise to claims or disputes involving third parties.

13.2 The Managers shall, as instructed by the Owners, bring or defend actions, suits or proceedings in connection with matters entrusted to the Managers according to this Agreement.

13.3 The Managers shall also have power to obtain legal or technical or other outside expert advice in relation to the handling and settlement of claims and disputes or all other matters affecting the interests of the Owners in respect of the Vessel.

13.4 The Owners shall arrange for the provision of any necessary guarantee bond or other security.

13.5 Any costs reasonably incurred by the Managers in carrying out their obligations according to Clause 13 shall be reimbursed by the Owners.

14. Auditing

The Managers shall at all times maintain and keep true and correct accounts and shall make the same available for inspection and auditing by the Owners at such times as may be mutually agreed. On the termination, for whatever reasons, of this Agreement, the Managers shall release to the Owners, if so requested, the originals where possible, or otherwise certified copies, of all such accounts and all documents specifically relating to the Vessel and her operation.

15. Inspection of Vessel

The Owners shall have the right at any time after giving reasonable notice to the Managers to inspect the Vessel for any reason they consider necessary.

16. Compliance with Laws and Regulations

The Managers will not do or permit knowingly to be done anything which might cause any breach or infringement of the laws and regulations of the Vessel's flag, or of the places where she trades.

17. Duration of the Agreement

This Agreement shall come into effect on the day and year stated in Box 4 and shall continue until the date stated in Box 17. Thereafter it shall continue until terminated by either party giving to the other notice in writing, in which event the Agreement shall terminate upon the expiration of a period of ~~two~~ three months from the date upon which such notice was given.

18. Termination

18.1 *Owners' default*

(i) The Managers shall be entitled to terminate the Agreement with immediate effect by notice in writing if any moneys payable by the Owners under this Agreement and/or the owners of any associated vessel, details of which are listed in Annex "D", shall not have been received in the Managers' nominated account within ten running days of receipt by the Owners of the Managers written request or if the Vessel is repossessed by the Mortgagees.

(ii) If the Owners:

(a) fail to meet their obligations under sub-clauses 5.2 and 5.3 of this Agreement for any reason within their control, or

(b) proceed with the employment of or continue to employ the Vessel in the carriage of contraband, blockade running, or in an unlawful trade, or on a voyage which in the reasonable opinion of the Managers is unduly hazardous or improper, the Managers may give notice of the default to the Owners, requiring them to remedy it as soon as practically possible. In the event that the Owners fail to remedy it within a reasonable time to the satisfaction of the Managers, the Managers shall be entitled to terminate the Agreement with immediate effect by notice in writing.

18.2 *Managers' Default*

If the Managers fail to meet their obligations under Clauses 3 and 4 of this Agreement for any reason within the control of the Managers, the Owners may give notice to the Managers of the default, requiring them to remedy it as soon as practically possible. In the event that the Managers fail to remedy it within a reasonable time to the satisfaction of the Owners, the Owners shall be entitled to terminate the Agreement with immediate effect by notice in writing.

18.3 *Extraordinary Termination*

This Agreement shall be deemed to be terminated in the case of the sale of the Vessel or if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned.

18.4 For the purpose of sub-clause 18.3 hereof

(i) the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Owners cease to be registered as Owners of the Vessel;

(ii) the Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred.

18.5 This Agreement shall terminate forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

18.6 The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

18.7 This Agreement shall terminate upon the termination of the Master Agreement or if the Initial Closing does not take place as provided in the Master Agreement.

19. Law and Arbitration

The arbitration shall be conducted in accordance with the

PART II
"Shipman 98" Standard Ship Management Agreement

London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

In cases where neither the claim nor any counterclaim exceeds the sum of USD50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

19.2 This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Maritime Law of the United States and any dispute arising out of or in connection with this Agreement shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.

In cases where neither the claim nor any counterclaim exceeds the sum of USD50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc. current at the time when the arbitration proceedings are commenced.

19.3 This Agreement shall be governed by and construed in accordance with the laws of the place mutually agreed by the parties and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at a mutually agreed place, subject to the procedures applicable there.

19.4 If Box 18 in Part I is not appropriately filled in, sub-clause 19.1 of this Clause shall apply.

Note: 19.1, 19.2 and 19.3 are alternatives; indicate alternative agreed in Box 18.

20. Notices

20.1 Any notice to be given by either party to the other party shall be in writing and may be sent by fax, telex, registered or recorded mail or by personal service.

20.2 The address of the Parties for service of such communication shall be as stated in Boxes 19 and 20, respectively.

**ANNEX "A" (DETAILS OF VESSEL OR VESSELS) TO
THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: "SHIPMAN 98"**

Date of Agreement:

Name of Vessel(s):

Particulars of Vessel(s):

ANNEX "B" (DETAILS OF CREW) TO
THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: "SHIPMAN 98"

Date of Agreement:

Details of Crew:

Numbers	Rank	Nationality

ANNEX "C" (BUDGET) TO
THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: "SHIPMAN 98"

Date of Agreement:

Managers' Budget for the first year with effect from the Commencement Date of this Agreement:

ANNEX "D" (ASSOCIATED VESSELS) TO
THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: "SHIPMAN 98"

NOTE: PARTIES SHOULD BE AWARE THAT BY COMPLETING THIS ANNEX "D" THEY WILL BE SUBJECT TO THE PROVISIONS OF SUB-CLAUSE 18.1(i) OF THIS AGREEMENT.

Date of Agreement:

Details of Associated Vessels:

EXHIBIT E
Form of Voting Agreement

VOTING AGREEMENT
     This Voting Agreement dated as of May 20, 2008 is entered into by and among Panagiotis Zafet and Simon Zafet (together, the “Former Shareholders”), and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding, Inc. (collectively, the “Investors”), and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (collectively, the “Inside Shareholders”), as shareholders or beneficial owners of interests in stock of Seanergy Maritime Corp., a Marshall Islands corporation (the “Company”), as the case may be (the Former Shareholders, the Investors and the Inside Shareholders are individually a “Shareholder” and collectively, the “Shareholders” when referred to with respect to either or both of the Company and Buyer), and the Company, as the sole shareholder of Seanergy Merger Corp., a Marshall Islands corporation (“Buyer”).
     WHEREAS, the Inside Shareholders currently own 2,750,000 outstanding shares (the “Insider Shares”) of capital stock of the Company (the “Common Stock”);
     WHEREAS, the Former Shareholders currently own 2,750,000 outstanding shares (the “Former Shareholder Shares”) of capital stock of the Company;
     WHEREAS, the Former Shareholders have transferred all their beneficial interests in the Former Shareholder Shares to the Investors on the date hereof pursuant to a Stock Purchase Agreement between them (the “Stock Purchase Agreement”), and such Former Shareholder Shares will be transferred to the Investors once they are released from escrow pursuant to the terms of an escrow agreement;
     WHEREAS, until such time as the Former Shareholder Shares are transferred to the Investors, the Former Shareholders have agreed to allow the Investors to act as their attorneys-in-fact for the sole purpose of taking certain actions with respect to this Voting Agreement, including but not limited to the execution of this Voting Agreement and any amendments thereto;
     WHEREAS, the Company and certain of the Shareholders, among others, have entered into a Master Agreement dated as of the date hereof (the “Master Agreement”);
     WHEREAS, pursuant to the Master Agreement, affiliates of the Investors have agreed to sell certain vessels and certain contracts to purchase vessels to Buyer, which is a wholly owned subsidiary of the Company (the “Business Combination”);
     WHEREAS, pursuant to the Master Agreement, the Investors have the right to receive shares of common stock (“Buyer Common Stock”) in Buyer if the Buyer achieves certain EBITDA targets for the year ended September 30, 2009, in accordance with the Master Agreement (the “Earnout Shares”), and additional shares of Buyer Common Stock if the Investors elect to convert their convertible promissory note made by the Buyer in favor of the Investors on the date of the initial closing of the Master Agreement into Buyer Common Stock (the “Note Shares” and together with the Earnout Shares, the “Investor Shares”);
     WHEREAS, in conjunction with and following the Business Combination, the Company plans to merge with and into Buyer with Buyer being the surviving corporation in such merger and all of the stock of the Company being exchanged on a one-for-one basis for Buyer Common Stock (the “Merger”);
     WHEREAS, the Shareholders intend that this Voting Agreement apply to the Company before and until the time of the Merger and then apply to Buyer, which shall be the surviving corporation, after the Merger;

     WHEREAS, if for some reason the Merger is delayed or does not occur and the Investors receive Investor Shares in Buyer at a time when the Company remains in existence, the Shareholders intend that this Voting Agreement apply to both the Common Stock and the Buyer Common Stock;
     WHEREAS, the number of Former Shareholder Shares and the number of Insider Shares owned by each Former Shareholder and each Inside Shareholder, as the case may be, is set forth next to such Former Shareholder’s or Inside Shareholder’s name on the signature page of this Voting Agreement and the number of Investor Shares anticipated to be issued to each of the Investors, assuming the Investors earn all the Earnout Shares and elect to convert all the Note Shares into Buyer Common Stock, is set forth next to each such Investor’s name on the signature page of this Voting Agreement;
     WHEREAS, as a condition to signing the Master Agreement, the Company and such Shareholders desire to enter into this Agreement so as to impose the within restrictions and obligations on the Shareholders for the mutual benefit of the parties hereto.
     In consideration of the mutual covenants contained herein and for other valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:
     1. Voting of Shares for Investor Nominees.
          (a) Commencing on the date hereof, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause six (6) people named by the Investors to be elected to the Board of Directors of the Company. Notwithstanding the foregoing, until the earlier of the Merger or September 30, 2008, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause three (3) people named by the Investors to be elected to the Board of Directors of the Company.
          (b) The six (6) members of the Board of Directors of the Company designated by the Investors shall be divided as equally as possible among Class A, Class B and Class C directors (as defined in the Company’s charter). The six (6) members of the Board of Directors designated by the Investors shall include at least three “independent” directors, as defined in the rules of the Securities and Exchange Commission and the rules of any applicable stock exchange.
          (c) With respect to the Company, the parties hereby agree that: (i) no director shall be removed from office without the consent of the Shareholder or Shareholders entitled to designate such director; (ii) any director may be removed from office at any time, with or without cause, at the request of the Shareholder or Shareholders entitled to designate such director or at the request of or upon the death of such director, and a director so removed shall be replaced by a nominee selected by the Shareholder or Shareholders entitled to designate such director; and (iii) a director removed or replaced by a Shareholder or Shareholders entitled to designate such director shall be deemed to have ceased to be a director and to have any of the powers or authorities of a director from and after the date of service upon the Company of notice of such removal and whether a shareholders’ meeting confirming his removal is held or not.
     2. Voting of Shares for Inside Shareholder Nominees
          (a) Commencing on the date hereof, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause six (6) people named by the Inside Shareholders to be elected to the Board of Directors of the Company. Notwithstanding the foregoing, until the earlier of the Merger or September 30, 2008, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause three (3) people named by the Inside Shareholders to be elected to the Board of Directors of the Company.
          (b) The six (6) members of the Board of Directors of the Company designated by the Inside Shareholders shall be divided equally among Class A, Class B and Class C directors (as defined in the Company’s charter). The six (6) members of the Board of Directors designated by the Inside Shareholders shall include at least three “independent” directors, as defined in the rules of the Securities and Exchange Commission and the rules of any applicable stock exchange.
          (c) With respect to the Company, the parties hereby agree that: (i) no director shall be removed from office without the consent of the Shareholder or Shareholders entitled to designate such director; (ii) any director may be removed from office at any time, with or without cause, at the request of the Shareholder or Shareholders entitled to designate such director or at the request of or upon the death of such director, and a director so removed shall be replaced by a nominee selected by the Shareholder or Shareholders entitled to designate such director; and (iii) a director removed or replaced by a Shareholder or Shareholders entitled to designate such director shall be deemed to have ceased to be a director and to have any of the powers or authorities of a director from and after the date of service upon the Company of notice of such removal and whether a shareholders’ meeting confirming his removal is held or not.
     3. Shares. Except as set forth in this Section 3, “Shares” shall mean only the Former Shareholder Shares, the Insider Shares and the Investor Shares, and any additional shares of Common Stock issued as a result of a stock dividend or stock split with respect to the Former Shareholder Shares, the Insider Shares and the Investor Shares. For purposes of clarification, except as specifically set forth in this Section 3, Shares shall not include any Common Stock acquired either upon the exercise of warrants originally issued immediately prior to the Company’s initial public stock offering or Common Stock purchased in the open market.
     4. Voting of Shares for Joint Board Nominee. During the term of this Agreement, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 above) owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause one person jointly selected by the Investors and the Inside Shareholders to be elected to the Board of Directors of the Company. If the Investors and the Inside Shareholders fail to agree on the joint nominee, then such vacancy on the Company Board of Directors shall be filled by reference to arbitration as set forth in Section 10(c) hereof.
     5. Size of Board; Required Affirmative Vote of Board on Certain Actions; Amendment to Bylaws. The Shareholders shall vote at a regular or special meeting of shareholders such Shares that they own in each of the Company and Buyer to ensure that the size of the Board of Directors of the Company and Buyer shall be set at thirteen (13) members. The Board of Directors of each of the Company and Buyer shall establish a shipping committee (the “Shipping Committee”) of three (3) directors to consider and vote upon all matters involving shipping and ship finance. The Board of Directors of each of the Company and Buyer shall delegate all such matters to their respective Shipping Committee. The Boards of Directors of each of the Company and Buyer shall cause their respective Shipping Committee to be composed of two “inside” directors appointed by the Investors and one director (either “inside” or “independent”) appointed by the Inside Shareholders. Any vacancies on the Shipping Committees shall be filled by the party that made the appointment of the person whose resignation or removal has caused such vacancies. If requested by a third party, the Board of Directors shall ratify any and all actions taken by the Shipping Committee as the acts of the Board of Directors. The Board of Directors of the Company and the Buyer agree, and the Articles of Incorporation and bylaws of the Buyer shall be amended to provide, that the respective Boards of Directors may not (i) dissolve the Shipping Committee; or (ii) alter the duties or composition of the Shipping Committee without an affirmative vote of not less than 80% of the Board of Directors. In addition, the bylaws of Buyer shall be amended to provide that the provisions of such bylaws relating to (i) the Shipping Committee; and (ii) the duties of the Chief Executive Officer, including but not limited to those relating to the voting of securities owned by Buyer set forth in Section 4.3, may not be amended without the affirmative vote of not less than 80% of the Board of Directors. Notwithstanding the foregoing, any transactions involving the issuance of the Company’s or Buyer’s capital stock or transactions involving a related party shall not be referred to the Shipping Committee, regardless of subject matter, but shall instead be considered by the entire Board of Directors. Buyer, in its capacity as sole shareholder of Buyer’s subsidiaries that handle shipping matters, shall vote its shares so as to ensure that the composition of their respective boards of directors mirrors that of the Shipping Committee. The parties hereto acknowledge and agree to use their respective best efforts to promptly amend the Company’s and Buyer’s Articles of Incorporation and bylaws to provide for a staggered board of directors to facilitate the implementation of the Shipping Committee.
     6. Officers of the Company and Buyer. Beginning on the date hereof and continuing through the term of this Agreement, Dale Ploughman and Georgios Koutsolioutsos shall serve as Chief Executive Officer and Chairman of the Board of Directors of the Company and Buyer, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Investors shall have the right to appoint his replacement.
     7. Termination. This Agreement (other than the obligations of the Company and the Buyer under Section 9 hereof, which shall survive any termination hereof) shall terminate in its entirety two (2) years after the date hereof. Notwithstanding the foregoing, if the Investors should own less than 50% of the Former Shareholder Shares and the Investor Shares (combined as if they were all issued in the Company), the Inside Shareholders shall have the option to terminate this Voting Agreement, and if the Inside Shareholders should own less than 50% of the Insider Shares, the Investors shall have the option to terminate this Voting Agreement.
     8. No Revocation. This Voting Agreement is coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with Sections 7 or 10 hereof. Nothing in this Section 8 shall be construed as limiting the provisions of Sections 7 or 10 hereof.
     9. Restrictive Legend. All certificates of the Company representing Shares owned by the Shareholders shall, for so long as this Voting Agreement shall remain in effect, have affixed thereto a legend substantially in the following form:
“The shares of stock represented by this certificate may be subject to certain voting agreements as set forth in a Voting Agreement, as amended from time to time, by and among the company and certain named Shareholders of the company, a copy of which is available for inspection at the offices of the Secretary of the company.”
     The Company shall cooperate with the Shareholders to facilitate the removal of such legend if this Voting Agreement shall be terminated or prior thereto if Shares shall be sold, assigned or otherwise transferred by a Shareholder to an unaffiliated third party.

     10. General.
          (a) Severability. The invalidity or unenforceability of any provision of this Voting Agreement shall not affect the validity or enforceability of any other provision of this Voting Agreement.
          (b) Specific Performance. Each party acknowledges and agrees that there can be no adequate remedy at law for any breach by such party of the terms of this Voting Agreement, that any such breach may result in irreparable harm to the non-breaching party for which monetary damages would be inadequate to compensate the non-breaching party, and that the non-breaching party shall have the right, in addition to any other rights available under applicable law, to obtain from any court of competent jurisdiction injunctive relief to restrain any breach or threatened breach of, or otherwise to specifically enforce, any covenant or obligation of such party under this Voting Agreement, without the necessity of posting any bond or security.
          (c) Effect of Merger. On and after the effective date of the Merger, all references to the Company in this Voting Agreement shall instead refer to the Buyer and all references to Common Stock shall instead refer to Buyer Common Stock, and this Voting Agreement shall remain equally as applicable to the Buyer and the Buyer Common Stock as it had been to the Company and the Common Stock.
          (d) Absence of Merger. If the Merger has not occurred by September 30, 2009, then all references to the Company in this Voting Agreement shall refer to both the Company and to the Buyer and all references to Common Stock shall refer both to Common Stock and Buyer Common Stock. In essence, the Shareholders who own Common Stock shall vote pursuant to this Voting Agreement with respect to the Company, and the Shareholders who own Buyer Common Stock, including the Company, shall vote Buyer Common Stock pursuant to this Voting Agreement with respect to the Buyer.
          (e) Governing Law; Consent to Jurisdiction. This Voting Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof. Any dispute regarding this Agreement shall be exclusively referred to arbitration in London in accordance with the Arbitration Act 1996 (London and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association then in effect. For purposes of this Section of this Agreement, the Investors shall be deemed to be one party and the Inside Shareholders shall be deemed to be one party.
          (f) Notices. All notices, requests, consents and other communications under this Voting Agreement shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
          If to any Inside Shareholder:

c/o Vgenopoulos & Partners Law Firm
15, Filikis Eterias Square
10673 Athens, Greece
Facsimile: +30-210-7231-462
Attention: John Papapetros
          If to any Investor or Former Shareholder:
Investor or Former Shareholder Name
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Facsimile: +30-210-898-3595
          With a copy (which shall not constitute notice) to:
Investor or Former Shareholder Name
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Evan Breibart
Facsimile: +30-210-898-5430
Broad and Cassel
2 S. Biscayne Boulevard, Suite 2100
Miami, Florida 33131
Attention: A. Jeffry Robinson, Esq.
Facsimile: +1-305-343-9443
     Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.
          (g) Complete Agreement. This Voting Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior Voting Agreements and understandings relating to such subject matter.
          (h) Amendments and Waivers. This Voting Agreement may be amended or terminated and the observance of any term of this Voting Agreement may be waived with respect to all parties to this Voting Agreement (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Investors who own a majority of the Investor Shares (as to Investor Shares and Former Shareholder Shares) and with the written consent of the Inside Shareholders who own a majority of the Insider Shares. No waivers of or exceptions to any term, condition or provision of this Voting Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.
          (i) Assignment or Transfer of Common Stock. If any Inside Shareholder desires to transfer Insider Shares, any Investor desires to transfer Investor Shares (or the rights to Former

Shareholder Shares), or if any Earnout Shares or Note Shares will be issued to a person or entity other than an Investor, the transferee of such shares or the new nominee named to receive Earnout Shares or Note Shares must sign a counterpart of this Voting Agreement and agree to be bound hereto as a condition to the transfer or receipt of such shares of Common Stock.
          (j) Pronouns. Whenever the context may require, any pronouns used in this Voting Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.
          (k) Counterparts; Facsimile Signatures. This Voting Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Voting Agreement may be executed by facsimile signatures.
          (l) Filing of Beneficial Ownership Reports with the Commission. The parties hereto acknowledge that they may, by virtue of the agreements herein contained, constitute a “group” for purposes of Section 13 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and shall cooperate with each other to timely prepare and file any and all beneficial ownership reports required to be filed with the Commission as a “group” thereunder.
          (m) Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Voting Agreement to a particular section or subsection shall refer to a section or subsection of this Voting Agreement, unless specified otherwise.
          (n) Further Assurances. Each party agrees that it will execute and deliver, or cause to be executed and delivered, on or after the date of this Agreement, all such other documents and instruments as are reasonably required for the performance of such party’s obligations hereunder and will take all commercially reasonable actions as may be necessary to consummate the transactions contemplated hereby and to effectuate the provisions and purposes hereof.
(Remainder of page intentionally left blank. Signature pages to follow.)

     IN WITNESS WHEREOF, this Voting Agreement has been executed by the parties hereto as of the day and year first above written.

The Former Shareholders

/s/ Panagiotis Zafet

Panagiotis Zafet, by his attorney-in-fact		Number of Former Shareholder Shares

/s/ Simon Zafet

Simon Zafet, by his attorney-in-fact		Number of Former Shareholder Shares

The Investors

UNITED CAPITAL INVESTMENTS CORP.

Number of Investor Shares
By:	/s/

Name:
Title:

ATRION SHIPHOLDING S.A.

Number of Investor Shares
By:	/s/

Name:
Title:

PLAZA SHIPHOLDING CORP.

Number of Investor Shares
By:	/s/

Name:
Title:

COMET SHIPHOLDING, INC.

Number of Investor Shares
By:	/s/

Name:
Title:

The Inside Shareholders

/s/ Georgios Koutsolioutsos

Georgios Koutsolioutsos		Number of Insider Shares

/s/ Alexios Komninos

Alexios Komninos		Number of Insider Shares

/s/ Ioannis Tsigkounakis

Ioannis Tsigkounakis		Number of Insider Shares

SEANERGY MARITME CORP.
By:	/s/
Name:
Title:

EXHIBIT F-1
Definition of “Accredited Investor”
     The term “accredited investor” means:
     (1) A bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”) or a business development company as defined in Section 2(a)(48) of the Investment Company Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of US $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of US $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.
     (2) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.
     (3) An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US $5,000,000.
     (4) A director or executive officer of Buyer.
     (5) A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his or her purchase exceeds US $1,000,000.
     (6) A natural person who had an individual income in excess of US $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.
     (7) A trust, with total assets in excess of US $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) (i.e., a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment).
     (8) An entity in which all of the equity owners are accredited investors. (If this alternative is checked, the Investor must identify each equity owner and provide statements signed by each demonstrating how each is qualified as an accredited investor.)

EXHIBIT F-2
Definition of “U.S. Person”
     (1) “U.S. person” (as defined in Regulation S) means:
     (i) Any natural person resident in the United States;
     (ii) Any partnership or corporation organized or incorporated under the laws of the United States;
     (iii) Any estate of which any executor or administrator is a U.S. person;
     (iv) Any trust of which any trustee is a U.S. person;
     (v) Any agency or branch of a foreign entity located in the United States;
     (vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;
     (vii) Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and
     (viii) Any partnership or corporation if: (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.
     (2) Notwithstanding paragraph (1) above, any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States shall not be deemed a “U.S. person.”
     (3) Notwithstanding paragraph (1), any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:
     (i) An executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and
     (ii) The estate is governed by foreign law.
     (4) Notwithstanding paragraph (1), any trust of which any professional fiduciary acting as trustee is a U.S. person shall not be deemed a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person.
     (5) Notwithstanding paragraph (1), an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

     (6) Notwithstanding paragraph (1), any agency or branch of a U.S. person located outside the United States shall not be deemed a “U.S. person” if:
     (i) The agency or branch operates for valid business reasons; and
     (ii) The agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.
     (7) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed “U.S. persons.”

EXHIBIT F-3
Accredited Investor Representations
     Each of the Investors indicating that it is an Accredited Investor, severally and not jointly, further represents and warrants to Seanergy and Buyer as follows:
     1. Such person or entity qualifies as an Accredited Investor on the basis set forth on Schedule 2.
     2. Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such Investor’s interests in connection with the transactions contemplated by this Agreement.
     3. Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the Investment Shares.
     4. Such person or entity understands the various risks of an investment in the Investment Shares and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Investment Shares.
     5. Such person or entity has had access to Seanergy’s publicly filed reports with the SEC.
     6. Such person or entity has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding Seanergy and Buyer that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the Investment Shares.
     7. Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning Seanergy and Buyer and the terms and conditions of the issuance of the Investment Shares.
     8. Such person or entity is not relying on any representations and warranties concerning Seanergy and Buyer made by Seanergy and Buyer or any officer, employee or agent of Seanergy and Buyer, other than those contained in this Agreement.
     9. Such person or entity is acquiring the Investment Shares for such person’s or entity’s, as the case may be, own account, for investment and not for distribution or resale to others.
     10. Such person or entity will not sell or otherwise transfer the Investment Shares, unless either (a) the transfer of such securities is registered under the Securities Act or (b) an exemption from registration of such securities is available.
     11. Such person or entity understands and acknowledges that Seanergy and Buyer is under no obligation to register the issuance of the Investment Shares for sale under the Securities Act.
     12. Such person or entity consents to the placement of a legend on any certificate or other document evidencing the Investment Shares substantially in the form set forth in Section 4.2(e)(i).
     13. Such person or entity represents that the address furnished in Schedule 2 is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

     14. Such person or entity understands and acknowledges that the Investment Shares have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning Seanergy and Buyer that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.
     15. Such person or entity acknowledges that the representations, warranties and agreements made by such person or entity herein shall survive the execution and delivery of this Agreement and the purchase of the Investment Shares.

EXHIBIT F-4
Non U.S. Person Representations
     Each Investor indicating that it is not a U.S. person, severally and not jointly, further represents and warrants to Seanergy and Buyer as follows:
     1. At the time of (a) the offer by Seanergy and Buyer and (b) the acceptance of the offer by such person or entity, of the Investment Shares, such person or entity was outside the United States.
     2. No offer to acquire the Investment Shares or otherwise to participate in the transactions contemplated by this Agreement was made to such person or entity or its representatives inside the United States.
     3. Such person or entity is not receiving the Investment Shares for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.
     4. Such person or entity will make all subsequent offers and sales of the Investment Shares either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act. Specifically, such person or entity will not resell the Investment Shares to any U.S. person or within the United States prior to the expiration of a period commencing on the Closing Date and ending on the date that is one year thereafter (the “Distribution Compliance Period”), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.
     5. Such person or entity is acquiring the Investment Shares for such Investor’s own account, for investment and not for distribution or resale to others.
     6. Such person or entity has no present plan or intention to sell the Investment Shares in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the Investment Shares and is not acting as a Distributor of such securities.
     7. Neither such person or entity, its Affiliates nor any Person acting on behalf of such person or entity, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Investment Shares at any time after the Closing Date through the Distribution Compliance Period except in compliance with the Securities Act.
     8. Such person or entity consents to the placement of a legend on any certificate or other document evidencing the Investment Shares substantially in the form set forth in Section 4.2(e)(ii).
     9. Such person or entity is not acquiring the Investment Shares in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.
     10. Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such person’s or entity’s interests in connection with the transactions contemplated by this Agreement.

     11. Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the Investment Shares.
     12. Such person or entity understands the various risks of an investment in the Investment Shares and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Investment Shares.
     13. Such person or entity has had access to Seanergy’s publicly filed reports with the SEC.
     14. Such person or entity has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding Seanergy and Buyer that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the Investment Shares.
     15. Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning Seanergy and Buyer and the terms and conditions of the issuance of the Investment Shares.
     16. Such person or entity is not relying on any representations and warranties concerning Seanergy and Buyer made by Seanergy and Buyer or any officer, employee or agent of Seanergy and Buyer, other than those contained in this Agreement.
     17. Such person or entity will not sell or otherwise transfer the Investment Shares, unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.
     18. Such person or entity understands and acknowledges that Seanergy and Buyer are under no obligation to register the issuance of the Investment Shares for sale under the Securities Act.
     19. Such person or entity represents that the address furnished in Schedule 2 is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.
     20. Such person or entity understands and acknowledges that the Investment Shares have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning Seanergy and Buyer that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.
     21. Such person or entity acknowledges that the representations, warranties and agreements made by such person or entity herein shall survive the execution and delivery of this Agreement and the purchase of the Investment Shares.

EXHIBIT G:
Form of Brokerage Agreement

BROKERAGE AGREEMENT

THIS AGREEMENT is made on this 20th day of May 2008.

BETWEEN:

(1) SEANERGY MANAGEMENT CORP. (the "**Company**") a company incorporated in Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Island, P.O.Box 1405, Majuro, Marshall Islands, MH 96960, for its own behalf and as agent for and on behalf of the Shipowning Subsidiaries;

(2) SAFBULK (PTY) LTD. (the "**Agent**") a company incorporated in South Africa whose registered office is at E-Berth, Duncan Road, Table Bay Harbour, Cape Town 8001, and South Africa.

WHEREAS

(A) The Company is a wholly owned subsidiary of Seanergy Merger Corp. ("**Seanergy**"), and the Company has been appointed by Seanergy and its various shipowning subsidiaries from time to time (the "**Shipowning Subsidiaries**" and together with Seanergy and the Company, the "**Group**" and any of them a "**member of the Group**") as their agent to provide certain administrative and financial support services to the Group, to appoint and instruct on behalf of the Group agents for the provision of commercial and technical management services and to monitor the performance of such agents.

(B) As a condition to entering into that certain Master Agreement, dated the date hereof, by and among Seanergy Marine Corp., Seanergy and various other parties, the Company, on behalf of the Group, wishes to appoint the Agent as the agent of the Group to seek, negotiate and conclude charterparties or other contracts for the employment of the vessels owned by the Shipowning Subsidiaries from time to time (the "**Vessels**" and each a "**Vessel**"), on the terms and conditions set out herein.

NOW THEREFORE IT IS HEREBY AGREED:

1. Appointment and Services

1.1 In consideration of the payment of the fees hereinafter described, the Company as principal and as agent for and on behalf of the Shipowning Subsidiaries hereby appoints the Agent as the exclusive agent of the Group for the provision of chartering services (the "**Services**") to the Group, which include seeking and negotiating employment for the Vessels in accordance with the Company's instructions and subject to the Company's approval the conclusion (including the execution) of charter parties or other contracts relating to the employment of the Vessels, provided that the Agent is authorised to conclude employment for the Vessels of up to six (6) months duration on commercially reasonable terms.

1

1.2 Subject to the terms and conditions herein provided, during the period of this Agreement, the Agent shall carry out the Services as agents for and on behalf of the members of the Group. The Agent shall have authority to take such actions as it may from time to time in its absolute discretion consider to be necessary to enable it to perform the Services.

1.3 The Agent in the performance of the Services shall be entitled to have regard to its overall responsibilities in relation to all vessels as may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, the Agent shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Agent in its absolute discretion consider to be fair and reasonable.

1.4 The Company shall procure forthwith that each Shipowning Subsidiary (including such entities as may become members of the Group from time to time) shall evidence its agreement to be bound by the terms and conditions of this Agreement by executing a deed of accession to this Agreement in the form of Schedule 1.

2. Duration

This Agreement shall be effective as of the signing of this Agreement and shall continue for an initial period of two (2) year. This Agreement shall be automatically extended for successive one year periods, unless three (3) months written notice of termination by either party is given prior to the commencement of the then next period.

3. Fees

3.1 For services performed hereunder by the Agent, the Company shall pay, or procure that the relevant member of the Group pays, to the Agent a commission fee of one and a quarter percent (1.25%) calculated on the collected gross hire/ freight/ demurrage payable when the relevant hire/ freight/ demurrage are collected.

3.2 The management fee under Clause 3.1 shall be paid to the Agent within three (3) business days upon collection by the Company or relevant member of the group.

3.3 Payment shall be made to such other account as the Agent nominates by notice in writing to the Company from time to time

3.4 The Company shall provide, or procure that the relevant member of the Group provides, to the Agent, if so requested, reasonable access to all documents relating to the calculation and collection of the earnings of the Vessels.

4. **Insurances**

4.1 The Company shall procure that, throughout the period of this Agreement,

2

(a) at no expense to the Agent, the Vessels are insured for not less than their sound market value or entered for their full gross tonnage, as the case may be for:

(i) usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(ii) protection and indemnity risks (including pollution risks and crew insurances); and

(iii) war risks (including protection and indemnity and crew risks),

in accordance with the best practice of prudent owners of ships of a similar type to the Vessels, with first class insurance companies, underwriters or associations (the "**Shipowning Subsidiaries' Insurances**");

(b) all premiums and calls on the Shipowning Subsidiaries' Insurances are paid promptly by their due date;

(c) the Shipowning Subsidiaries' Insurances name the Agent and, subject to underwriters' agreement, any third party designated by the Agent as a joint assured, with full cover, with the Company procuring on behalf of the relevant Shipowning Subsidiary cover in respect of each of the insurances specified in sub-clause 6.1, if reasonably obtainable, on terms such that neither the Agent nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Shipowning Subsidiaries' Insurances;

(d) written evidence is provided, to the reasonable satisfaction of the Agent, of compliance with the obligations under Clause 4 within a reasonable time from the commencement of this Agreement, and of each renewal date and, if specifically requested, of each payment date of the Shipowning Subsidiaries' Insurances.

5. **Expenses Paid on Behalf of the Group**

5.1 Any expenses incurred by the Agent under the terms of this Agreement on behalf of a member of the Group shall be paid to the Agent by the Company against supporting vouchers.

5.2 Notwithstanding anything contained herein to the contrary, the Agent shall in no circumstances be required to use or commit its own funds to finance the provision of the Services.

6. **Agent's Right to Sub-Contract**

6.1 The Agent shall have the right to sub-contract any part of its obligations hereunder to an affiliate, provided that, in the event of such a sub-contract the Agent shall remain fully liable for the due performance of their obligations under this Agreement.

3

7. **Responsibilities**

7.1 **"Force Majeure Event"**- Neither any member of the Group nor the Agent shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control. Force majeure will only relieve a party from any obligation to the extent that the event actually prevents performance of the obligation and has not been caused by that party's default. The party claiming force majeure must notify the other party of the commencement and the end of the force majeure events, and take all reasonable steps to mitigate the effects thereof.

7.2 The Agent, without prejudice to Clause 7.1, shall be under no liability whatsoever to any member of the Group for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel) and howsoever arising in the course of performance of the Services UNLESS the same is proven to have resulted solely from the gross negligence or wilful default of the Agent or its employees, or agents or sub-contractors employed by it, in which case the Agent's liability for all incidents or series of incidents arising in any calendar year shall never exceed a total of ten (10) times the actual annual management fee paid in that year hereunder.

7.3 *(Indemnity)* Except to the extent and solely for the amount therein set out that the Agent would be liable under Clause 7.2, the members of the Group hereby undertake to keep the Agent and its employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them or any of them arising out of or in connection with the performance of the Agreement or by virtue of the Agent being a service provider/agent to the Group, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Agent may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement, except where such costs, losses, damages and expenses have been occasioned by the Agent's own gross negligence or wilful default.

7.4 *("Himalaya Clause")* It is hereby expressly agreed that no employee or agent of the Agent (including every sub- contractor from time to time employed by the Agent) shall in any circumstances whatsoever be under any liability whatsoever to any member of the Group for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 7, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Agent or to which the Agent is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Agent acting as aforesaid and each such employee and agent shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce and to enjoy the benefit of this Clause 7.

4

8. **Duration of the Agreement and Termination**

8.1 This Agreement shall come into effect on the day and year referred in Clause 2 and shall continue until it is terminated:

(a) by either party in accordance with Clause 2;

(b) by the Agent forthwith on the giving of written notice to the Company if:

(i) any moneys payable by any member of the Group under this Agreement shall not have been received in the Agent's nominated account within ten (10) calendar days of receipt by the Company of the Agent's written request; or

(ii) any Vessel is repossessed by a secured creditor.

(c) by either the Company or the Agent at any time on the giving of notice if the other is in breach of any material term of this Agreement and that breach is not remedied, within 10 Business Days of the terminating party giving notice to the party in breach, to the satisfaction of the terminating party (acting reasonably).

8.2 This Agreement shall be deemed to be terminated

(a) in relation to a Vessel (and the Shipowning Subsidiary which is the owner of that Vessel) in the case of the sale of that Vessel or if that Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. The Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred;

(b) in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

9. **Limitation of Liability**

9.1 The Agent shall not be liable for any indirect or consequential losses for any reason whatsoever.

10. **Payment Netting and Set Off**

All amounts due under this Agreement shall be paid in full without any deduction or withholding other than as required by law. All amounts referred to in this Agreement are expressed exclusive of any value added tax in any

5

applicable jurisdiction. No member of the Group shall be entitled to assert any credit, set-off or counterclaim against the Agent in order to justify withholding payment of any such amount in whole or in part.

11. **Notices**

If to Seanergy Management Corp.:

c/o Vgenopoulos & Partners
15 Filikis Eterias Square
Athens 106 73, Greece
Facsimile: +30-210 723 1462
Attention: Ioannis Tsigkounakis

If to Safbulk (Pty) Ltd:

E-Berth, Duncan Road, Table Bay Harbour
Cape Town 8001, South Africa
Facsimile: +27 21 408-9108
Attention: Feroz Mohamed

12. **Governing Law and Dispute Resolution**

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996, or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause. The Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. Each party to appoint one arbitrator and the two so appointed to appoint the third who shall act as chairman of the Tribunal. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding in both parties. The two arbitrators so appointed shall appoint the third arbitrator within fourteen days.

6

13. This Agreement is the *Brokerage Agreement* referred to and defined in the Master Agreement dated the date hereof and executed and delivered concurrently herewith. In case the *Initial Closing* as defined in the Master Agreement does not take place as provided in the Master Agreement, then this Agreement shall be automatically terminated without responsibility to any of the parties.

IN WITNESS WHEREOF, the parties hereinabove have caused this Agreement to be signed in duplicate by their respective and duly authorized representatives as of the date first written hereinabove.

SEANERGY MANAGEMENT CORP.

By:____________________
Name: ELIAS CULUCUNDIS
Title: DIRECTOR

SAFBULK PTY LTD.

By:____________________
Name: George Kalogeropoulos
Title: Director

By:____________________
Name: Kostas Koutsoubelis
Title: Director

7

Schedule 1

Deed of Accession

[ ] 200[ ]

From: [ ]

To: [ ]

Dear Sirs,

Re: Brokerage Agreement of [ ] and made between (i) Seanergy Management Corp. (the "Company") and Safbulk Pty Ltd. (the "Agent")

We refer to the Brokerage Agreement (the "**Agreement**"). We are a Shipowning Subsidiary as defined in the Agreement and are to become owners of the vessel "[ ]" (the "Vessel").

We hereby confirm that:

(a) the Company has entered into the Agreement as our agent, for and on our behalf; and

(b) we are bound to observe the terms and conditions of the Agreement as if we were a named signatory therein.

We confirm that we are the Company's principal in respect of the Agreement as it relates to the Vessel and ourselves. We hereby confirm that the Company has full authority on our behalf (i) to execute the Agreement and any agreement or addendum supplemental thereto, (ii) to give to the Agent any instructions required of us under the Agreement, (iii) to exercise any of our rights under the Agreement and (iv) to act in accordance with the terms contained in the Agreement, both on our behalf and on all matters relating to us, which are the subject of the Agreement and as they relate to the Vessel. We hereby confirm that we will be bound by any actions taken by the Company under the Agreement on our behalf and we hereby confirm and ratify any such actions taken by the Company.

The terms and provisions of this letter shall be governed by and construed in accordance with English law, and this letter is being executed as a deed on the date first above written.

Yours faithfully,

____
For and on behalf of
[ ]

In the presence of:

____

8

EXHIBIT H:
Form of Acknowledgment and Agreement

ACKNOWLEDGEMENT AND AGREEMENT
     This ACKNOWLEDGEMENT AND AGREEMENT (this “Agreement”) to that certain Master Agreement dated as of May ___, 2008 by and among Seanergy Maritime Corp. (“Seanergy”), Seanergy Merger Corp. (“Buyer”), the Sellers set forth in Schedule 1 thereto and the Investors set forth in Schedule 2 thereto (the “Master Agreement”) is made as of the       day of                       , 2008 by the undersigned (the “Joining Party”). Capitalized terms used but not defined herein shall have the meanings given such terms in the Master Agreement.
     The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the Joining Party will be deemed to be a party to the Master Agreement as if such Joining Party had executed the Master Agreement. The Joining Party hereby joins in the representations and warranties of Seanergy and Buyer set forth in the Master Agreement and acknowledges that each is true and correct as to the Joining Party as of the date hereof.
     Buyer hereby acknowledges and agrees that the Joining Party is its Buyer subsidiary nominee under the Master Agreement in connection with the purchase of the Vessel,                                                 .
     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the ___ day of                , 2008.

By:
Name:
Its:

Seanergy Merger Corp.
By:
Name:
Its:

ANNEX B

documents as soon as possible after the date of this Agreement.-— —— 196
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of 197
Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the198 Buyers. 199
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all200
Plans/drawings/instructionbooks relative to main engine and auxiliaries/SOPEP/publications as on board, etc., which are on board the Vessel. Other certificates which are on board the Vessel 201 shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the 202
Buyers to have the right to take copies. All other technical documentation and plans, etc. ashore which may 203 be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so 204 request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take 205 copies of same. 206
9. Encumbrances 207
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and/or maritime liens or any other debts and/or claims whatsoever against the Vessel and/or the 209
Sellers. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made 210 against the Vessel which have been incurred prior to the time of delivery and reference to clause 7.3 of the
Master Agreement 211
10.Taxes, etc. 212
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag 213 shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’214 register shall be for the Sellers’ account. 215
11.Condition on delivery 216
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is 217 delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be 218

16. Arbitration 262
a)* This Agreement shall be governed by and construed in accordance with English law and 263 any dispute arising out of this Agreement shall be referred to arbitration in London before three Arbitrators in accordance with the Arbitration Act 1996 or any statutory modification or 264 re-enactment thereof for the time being in force and the terms of the London Maritime Arbitration Association then in force, one arbitrator being appointed by each party. 265 On the receipt by one party of the nomination in writing of the other party’s arbitrator, 267 that party shall appoint their arbitrator within fourteen days. 268
If that party does not appoint its own arbitrator within the fourteen days specified, the party 269 referring a dispute to arbitration may, without the requirement of any further prior notice to the 266 other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly, 267
The award of the sole arbitrator shall be binding on both parties as if it had been appointed by 268 agreement. The two arbitrators properly appointed shall appoint the third arbitrator who shall act269 as chairman of the Tribunal. 270
b)*This Agreement shall be governed by and construed in accordance with Title 9 of the 271
United States Code and the Law of the State of New York and should any dispute-arise out of 272 this Agreement, the matter in dispute shall bo referred to three persons at Now York, one to -273 be appointed by each of the parties hereto, and the third by the two so chosen: their—274 decision or that of any two of thorn shall-be final, and for purpose of enforcing any award, this 275
Agreement may be made a rule of the Court. 276 Tho proceedings shall be conducted in accordance with the rules of the Society of Maritime 277 Arbitrators, Inc. New York. 278
e)* Any dispute-arising-out of-this Agreement-shall be referred to arbitration at 279 subject to the procedures applicable there. 280
The-laws-of shall-govern this Agreement. 244
* 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of 282 deletions, alternative 16 a) to apply. 283
Additional Clauses from 17 to 18 form an integral part of this Memorandum of Agreement

Appendix to Memorandum of Agreement code-name SALEFORM 1993-dated -11 th-October-2007 — M/V “HAMBURG MAX”
CLAUSE 17
The 20 pct deposit shall be made on the Initial Closing Date as defined in Clause 2.4(b) of the Master Agreement referred to in Clauso 31 hereof. The 20 pct deposit and balance of 80 pct together with extra payment for luboils and or bunkers, to be paid on day of delivery at Sellers’ nominated bank provided however that if the Vessel is delivered on the Initial Closing Date, Buyers will not be required to pay the 20% deposit into ihe joint account referred to in Clause 2 and they will make payment of 100% of the purchase price directly to the Sellers. On delivery of the Vessel, in exchange for payment of the purchase price of the Vessel and extra payment for luboils and/or bunkers, Sellers will provide the Buyers with against delivery documents reasonably needed by Buyers to acquire legal ownership and register the vessel under her new flag. Such documents to be mutually agreed and listed in an Addendum to the Memorandum of Agreement, but shall include, without limitation, the closing deliveries as required by Clause 2,2 and 2.4 of the Master Agreement as well as each party’s respective officer certificate dated the Initial Closing Date setting forth names and signatures of signatories to MOA and other related documents as well certifying and attaching charter documents of such party in effect as of the date of the Initial Closing Date and duly executed shareholder and director resolutions approving the entry into the Master Agreement referred to in Clause 31 hereof, this MOA, other related documents and the transactions contemplated hereby and thereby. Signing of the Addendum shall not delay signing of MoA and lodging of the deposit.
CLAUSE 18
Sellers to confirm in writing on delivery that to the best of their knowledge the vessel:
is not blacklisted by any Arab countries / nations or any other countries or organizations; has not touched bottom since her last dry docking.
CLAUSE 19
All negotiation and eventual sale to be kept strictly private and confidential between all parties involved except where required by Statutory or U.S. Stock listed requirements. However should despite the efforts of all parties involved details of the sale become known or reported in the market neither the Sellers not the Buyers have the right to withdraw from the sale or fail to fulfill all their obligations under this Agreement.
This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers.
CLAUSE 20
Vessel to be delivered free of cargo, cargo residues and free of any dunnage, with holds swept, clean and dry on completion of last voyage, prior delivery.

CLAUSE 21
Sellers warrant that on the date hereof and on the date of Vessel’s delivery, the Vessel shall be entitled to trade worldwide within Institute Warranty Limits without restriction or limitation.
Sellers also to confirm on delivery that vessel has not traded during the last two (2) years in CIS Pacific Countries, but if traded, then, a valid Phytosanitary Certificate to be presented.
CLAUSE 22
Canceling date to be sixty (60) days after Initial Closing Date CLAUSE 23
Seller has good and marketable title to. is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deliver the Vessel.
CLAUSE 24
Each party hereto is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this MOA and the transactions contemplated hereby. Each party hereto is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 25
Each party hereto has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this MOA and otherwise to carry out its obligations hereunder. The execution and delivery of this MOA and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, other corporate or other action or proceeding on the part of either party hereto is necessary to authorize this MOA or the consummation of the transactions contemplated hereby. This MOA has been duly executed by each party hereto and, when delivered, will constitute the valid and binding obligation of each such party, enforceable against each such party in accordance with its terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
CLAUSE 26
The execution, delivery and performance of this MOA by each party hereto and the consummation by such party of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its respective charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation {with or without notice, lapse of time or both) of, any contract to which such party is a party thereto or by which any property or asset of such party is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which such party is subject or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any governmental authority to which such party is subject, or by which any property or asset of such party is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 27

Neither party is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any governmental authority or other person or entity in connection with the execution, delivery and performance by such party of this MOA, other than those that have been made or obtained by such party prior to the date of this MOA,
CLAUSE 2S
This Agreement is one of the “MOA“s referred to and defined in (1) the Master Agreement dated the date hereof and executed and delivered concurrently herewith by the Sellers, the Buyers, and others, If there is any inconsistency between the terms and conditions of this Agreement and the terms and conditions of said Master Agreement with respect to the sale and purchase of the Vessel, then the terms and conditions of this Agreement shall prevail.
Notwithstanding the above, the obligations of each party under this MOA are subject to:
(i) Seanergy obtaining the Initial Closing / Shareholder Approval, as defined in the Master Agreement; and
(ii) The satisfaction or waiver of each of the applicable conditions set forth in Article VIII of the Master Agreement.”
In case Seanergy fails to obtain the Shareholder Approval the Initial Closing as defined in the Master Agreement does not take place as provided in the Master Agreement, this Memorandum of Agreement shall be automatically terminated, cancelled and of no further force and effect without responsibility of any of the parties. For the Sellers (1) For the Buyers (2) /s/ ... /s/.... NAME: (ELLIGIBLE) NAME: (ELLIGIBLE) TITLE: ATTORNEY — IN — FACT TITLE: PRESIDENT

ANNEX C
MEMORANDUM OF AGREEMENT.
ships Adopted by The Baltic and International Maritime Council(BlMCO) in 1956 Dated: Code-name SALEFORM 1993
[ Revised 1966, 1983 and
GOLDIE NAVIGATION LTD — MARSHALL ISLANDS hereinafter called the Sellers, have agreed to sell, and
SEANERGY MARITIME CORP. of Marshall Islands or Guaranteed nominee 1 hereinafter called the Buyers, have agreed to buy 2
Name: AFRICAN ZEBRA 3
Classification Society/Class: Bureau Veritas 08041S 4 Built: 1985 By: CSBC TAIWAN 5
Flag: BAHAMAS Place of Registration: NASSAU 6
Call Sign: C6UE7 Grt/Nrt: 23,207mt / 12,963 mt 7
Register Number: 8000937 8
hereinafter called the Vessel, on the following terms and conditions: 9
Definitions 10
“Banking days” are days on which banks are open both in the country of the currency 11 stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8. 12
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, 13 a registered letter, telex, telefax or other modern form of written communication. 14
“Classification Society” or “Class” means the Society referred to in line 4. 15
“Master Agreement” means a master agreement of even date herewith made by and among, inter alios, the Seanergy and the Sellers.
“Shareholder Approval” has the meaning set forth in the Master Agreement. “Effective Date” means the date of issuance of the Shareholder Approval.
“Seanergy” means Seanergy Maritime Corporation of Marshall Islands, being the parent company of the Company to be nominated as buyer of the Vessel and of the buying companies of the other Vessels referred to in Clause 17.
1. Purchase Price 16 USD 34,500,000 cash (Thirty four million five hundred United States Dollars) only.
2. Deposit 17
As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 20% 18
(twenty per cent} of the Purchase Price as per Clause 17 . witeifi-3-(three)) banking-days from the -date of this Agreement by both parties. This deposit shall be placed with FBB — First Business Bank, 62 INotara & Sotiros Dios Str, Piraeus, Greece. Phone: + 30 210 41 18 711, Fax : + 30 21041 32 058, 20
and held by them in a joint account between Sellers and the Buyers ___:, to be released in accordance with joint written instructions of the Sellers and the Buyers, The Buyers to produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22 underwater damage, if any, impose condition/recommendation of class. The decision of class as to whether underwater damage, if any, imposes a condition and/or recommendation of class shall be final and binding for both parties. Notice of Readiness not to be tendered prior completion of the underwater inspection.
If damage affecting class found, that does not necessitate immediate docking. Buyers and Sellers authorised representatives to meet to try to agree a compensation amount for Buyers taking over the vessel with such damages, it cannot agree, repair quotes to be obtained From two reputable repair yards nearest to the delivery port, one yard to be chosen by each party, with compensation amount to be the average of the two repair quotes.
(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-
docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b) Once drydocking has taken place the Sellers shall deliver 11 the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be ectended by the additional time required tor the drydocking and extra steaming, but limited to a maximum of 14 running days.
C) if the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above
(i) the Classification Society may require survey of the taitshaft system, the extent of the suruey being to the satisfaction of the Classification surveyor. If Such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft 11 to be drawn and surveyed by by the Classifaication Society, the extent of the survey being in accordance withe the Classification accordance with the Classfication Society’s rules for taishaft survey and consistent and with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the \tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Socitey the drawing and refitting of the tailshaft shall be 123 arranged by the Sellers. Should any parts of the tailshaft System be condemned or found 124 defective so as to affect the Vessel’s class, those parts shall be renewed or made good at condition/recommendation.* the sellers expense to the satisfaction of the Classification Society without 128
(ii) the expenses relating to the survey of the tailshaft system shall be bome by the Buyers unless the Classification Society requires such survey to be earned out, in which case the Sellers shall pay these enpenses. The Sellers shall also pay the expenses 130 if the Buyers require the survey and parts of the system are condemned or found defective or broken so to affect the Vessels class.*
(iii) the expenses in connection with putting the Vessel in and taking her out of 133 drydock, including the drydock dues and the Classification Society fees shall be paid by 134 the seller if the Classifiation Socirty issues any condition/recommendation*as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers 136 shall pay the aforesaid ecpenses, dues and fees. (iv) the Buyers representative shall have the right to be present in the drydock. but without interfering with the work, or docisions of the Classification surveyor
(v) the Buyers shall have the right to have the underwater part of the Vesael 1*0 cleaned and painted at their risk and expense without interfering with the Sellers ‘ or the Classifaiction surveyor’s wort, if any, and wilhOulaneclitig The Vessel’s brie 142 however the Buyers’ work in drydock is still In progress when the Seller have 143 completed the work which the Sellers are required to do, tha additionall docking time 144 needed to complete the Buyers work shall be far the buyers risk end: expense in the event 145 that the Buyers’ worK requires such additional time. The Sellers may upon compeletion of the 146 Sellenj- work lender Notice of Readiness for delivery whilst the Vessel is still In drydock and The Buyera shall be obliged to take delivery in accordence with Clause 3. wheathe- 1 *6 the Vessel is in drydock or not and irrespective of Clause 5 b).
* Notes, if any. In the surveypr’s . report which are accepted by the Classification Society without condition/recommendation are not to be taken into account aepuprcents jg sjdn aE-DDsr;bla f!flfl*-ihf—diite flf 1h»? Agn9trr*nK—
All the time cf dalivery tfie Buyers and 5allc*S Sllnir i*gn ar.rj tfeliuer to each other a PfrfidflWl of Delivery and Acceptance- Donfirrping the date and I’TO 01 ^livery of the Vessel ftomtto SoSda (0 Die Buy-ens
Al the time oJ delivery We Seders shell hand to Iho BuyOn; l’-r dftss-ficetton Dertilicatei.Ej as xrtll as £1 £00 PlanE/dravfln^.’inainicbDnrjDrihB nSartivc b main injme pnd auidiErieaSOPEP^ublicaliCini as <?n board dc., which are dh board ttie vshq! Ohr’ cftrlifir^»|^ which are on bDanl the Vesstl Z01 thai: also be handed nwr laihe Buyera unksi Bw £el|era ?re requJred In rEtain saint, m which cbs* the Buyert to have rT« iiphl lo tube CO(ii«S A:: other lechnicel dDcumenUlmr &-.? plans Etc astnre which may iC I ba in the 50ll(tfS’ poasesBion Ehaii be prampBy fomardcd 10 Ihe Buyers 0f tnelr experree il 1hey W ftqu«l Tlve StUers may keeptrte Vessel[1]! Ing backs bul the Suyera 1o have tite nght b 1ak< copie? of S3me 206
9. Encumbrantas 207
The Sellers vrarraTiL lhai tfh; Vessel. Bl 1he tme of ddwery, is Tr« from ft;\ cha*5e*5, e^umbranc*!!. nvortgageB andtor maritipss liftf-S Or any dher deb1& and/ar dairng wf^fllspeyer agamE-ttfie Vtssel BndJartha IDE Sellers The Se-ier& herafiy tindcdak* 1u Indemnify tm Buyers agar«t 4II eanseduenceE al d-r -ni made 210 against ihe- Vas&al which hiut teen mcyrred prinr In ihe h’m* fff dell«ry and rcferenca 10- Oause ^.3 a-’ Ihe Master Agnaarmnt
10. Taxes, etc
Anytatifrl. lots and enpefisea in cntinectinn with It* purtftwe and regiHtradDn una«r tht Buyera’ flag ihal bftfar lh& Buyera’ account, whefea& sirflil&r Cfijrg^a In DornadiDfi with 1ht dosing of the SallMS[1] register shall be tar Bra Setters’ aK6unt
11. ConditJonOndBfiV**V
Tht Vtt«l *«1H ewerylhing bElonging to he* Shall be attfte SellareC risk and ^K^nse ^rrtit sha is deliwerad to lh» Buyers, but subject to 1he tenra and oondlbqn& at Ihis Ajgreemcnl She shall be 2lB dedverad and La*jen ovor as Sh& rf#S Bt the Hme of inspection, fair wear and tsar en-Mptetl f’.OY^Wva:. Ihfr VfcSs*! SflaH be defcven&l wfc, h& ene&efW-Class fuHy maintained wimflul CCndltiPntteCiG*nrnen<JalN?n’. and free at average damage affecting lint VMSol’S Cla5S.*fid with her AH ClaS3i1i«1i(Ki Certifies and her National and Inlernaliana! Ccrtfica^c. hj b* cl83fi. a& well es a\\ other cernficateF; ihe Vesstf Had ad the time of inspection, ciean. v^’tf Sfld une-jrtended wtthsul condign/ recommendation dy Class or Ihe rE*eua.Td Audxirilcs at Chfl lime fll Denary CSM rtgms to be clem and up ts !ha date al Hit hmtoF (he- Vfljsera delivery or do on board without any nrian-iipM OF Outstanding i^h<M <^«Mwnfre™mmef^^ DuthP’-iUtjc at ipo timn fjf CtOliVMy Coot catGs of Ufei alls. CQ2. FV« t Ftmguisheri e-1c to db Jaan and valid at thfl l^ne trf delrvery •InspKUort” in this dSU*e 11. ahall mftEn ^he Buyers inspection according to Cbpuse 4 a) or A b>. If appHcatle. or ire Buyers’ inspection poor (d 1he signing dl Ihie ^QflMjinfent If the Vessel \s taken over without inspection Ihe date of irug Agreement shall be Urn ^ev?ml dace Not*S. .’ a-iy. m ‘he aurveyor[1]? repnrta which are acceplefl by 1nc Classifita1iciH Society WlttHUl MndHioniTewrmnendstior- are not (d bra taVen Into KKdunt. 22?
12. NflmcfTnarKings
Upon dtfrwtry the buyers undertaXa to change Ihe n4rn« C-1 ihe Weaael and alia* PunA*! n^SfKings. 13. Buyers’ default 232
ShouH the deposh not tra paid In ic«tf3»ripewrtrt Cleuse 2 and 17. Ihe S^ftera have Ihe riph! 10 cancel 1tiit2a3 Agrsenent. and frfy s*i*l| t* e^ttJed tp cleim cnmpansation for their imeee and for afl fttpenses incurtod together ivitfi irrtereet. Should me Purdifi&e pi«b riot bt paid In (romance with Clausa 3. H>e Selle-a have 1ho Hsht to cancel ihe Agresmanl. in */H»th ewe the depoEit togaBicr wnlh int&res: earned shalf be reltased ie tfw Sellere. IT The depo&iL do** «*t cc^ef meir toss, the SellSH shaJI be entitled In claim fufil ie< comp*rhialiori far 1heif Icsaes and For ii cKponse* Inciuirad IngalhBf rtHti Inlaneal. provided HOwemer Z33 tttlt S&leri will nol be e^titied lo rfaim any fompetiBalinn wnatsdtver rf Seanenj^ farls lo ctla-n Ihe
ShaneftQldef Appjowal.
M. Ssllfrrs’ rialault 2[40]
Should ihe SeflerE fail to give N&lice of R&adineES in accordance yjltti Clause 5 a] or fa.l id be readyZ*t lo validTy comptetie a Ifegil tfihifer by (he date stipulated in line 51 the Buyers .shall hsve2^2 lha option of Cancslling ma Aflreemeot pravidad al^an thai the Sallem shalt be granted a2d- mpKimLrm of 3 banting days after Nolico of Rewlinees has bean given 1* make arranflamehti244 ferine documentation &et cut m ClauM &• K after Hctica of Rfl&rjinaai has been giver, but beHone me Buyera haw taken delivery. 1ht Veaael ceases id ba physically feady Tor dalfveJy and is nol made physically n&ady again jn every ncspect by Ihe dale stipulated in line 61 sncl new hiDt’-w tf Re«Jlne« gl^ftrt. ine B^era aha;! relain fhwf wV*n !a cancel. In Hie *«enl ttipt the Buyers otetfJ48 to cancel ihia Agreerrenl Ihe dcpoSJl — ir paid to ihe jnircl accOu”! by Buyera — tngatfrflr with interesl earned shall be rdcaSCd to 1he<n immediately. ShnuSd tha SB»ert lall 10 glwfl N«ice &f Readiness by me date stipulaled in line 61 ct Fail to be rWdy id validty tdflflflUj 4 leg*) tranafer as aforesaid they ShSfl meke due compwiwHon Ifl the Buywr* lor 1heir Idas and. for ell expenses tojerhitf wflfi inleneat If iheir feilu^e it tf^ lo- prcyen neg igence end: whether Drnoifr* Buyera caiatf Lnlt Agreement 1S. Buy«Tir repnttentalLvaa Afltf-tHiti^raemgrt-ftBS-BQQfi signod by btflh pariiea-ane-the^O^ ^fiflBit t^eeeiv4adyKMttfi Btfyefs—35§ hStfe-ltTe-nqht to plaac iwd r^pfg&»H^l^flfl tm feord 1ho VoCMMtL pteirsgbrishand a<pen^a ^p^35J nni^ni nt ................................................ ofl or aboul et She Fir:; cDriv»fnent pqfl^tacD. For V*rt(— ^esDcle :hjlmtfl — 366 —
tfl^*iwe^*d on me Qacing Dote dp dofinad In \f* ttuppte=wr^Ag->4y^nL. 1te ^ufsft-eh,-^ ha*e-the-ngH to p^oe twe-feofeseffetiWEr^m-egg*d-4lia-^as3el-JHhc ir cd!q rigk Wl e-Mpe^se-en- trw-flaHi Ooeaflaul obtainf.
Gharohnldor jppfgvfl^^-ttfi-aucJiearter-g^alB dp doompj ptftftfinary. dp as to Dnwia-rcpG havc-a-m^wium I-*.:-, w,.. < !;.ii-..inri/flti*in fMndd-ofltiaafri- JhfisQ r&pfDEOnlutlrtUi arp on nogrd fcw-rTe-puf^e6e-of-tam*ligFiwfteri aHd-tfl-1r**3p«ttyo4— oaservprD only, dnd IFnty ftftall fuel inteffefeHni nny mspcd w|h tJ>a maMMng-Bf-tHe-V^s^l^pe^aBoH-gf— Kl» V«sal amfr’iM cre^fr 4x»mal-WBAing-pFa€ticer^>t* Buy*W feprLjcntatiws chali sq^ Ifte-ufrual .. ^ZSi
$OJl«ft:-P-»txl.-l-Olu&4enfl* rfmrientnity prior 1n Liroir gmtofkafcon.

16. hnbr.ia1.cn 262
?)” ThFs Agreement -ahaH be governed by Arid wnstiUijfj in ^tcc^nc^ wll?i rriQllf.’-i ihw arv: 36? anydispute aritng out of t^is Agterrer.1 snail be referred !o srbilranon in London before three AiMralors m accordance win the Araitration Ad 1fl96 or any gtatu1oi> medificaliDn nr 26*
nj.enactnenl Ihenwr Tor Ihs lime being in force and th* larm& o1 lh& Lo’tlDn MarrtrniE ArbilraEmn ASSutibU’on lhc~ in force. onE arbitrator be.ng appainted by eacK pary. 2B? On (he rectipt tv cr* party of pm nonvnaLon in writing of Ere alher party’s arbrtralor, EG? that parr/ shaH appoint their arbitrator within fourteen days. 259
Cf thpt P3J1/ toeft nol apfXMnl its own arbitrator wth^thB fourteen da^epcDrfigd. Ihc- pa rty 2H’ refenuv] 4 OutRile 10 arMratiOn m^v wifnout tha raquirwrigni of an^ fjrlhtr ^o^r r Dlrcc It the £B^ other paly, app&rl |U arbihabi as sole asbilralnr and EhaR adviSo Inc dlhc- par:y ac^rdingly 2B.? The swart ijf the sole er&flralor s-^&il bt L -Jmg On toffi pwlips fl< if d hart rW«n gpfrtmtert 6^ 26£ agreement. The rv»o arhlrsbrs pyuperly eppOlnted thil ipOSint (he tfvind *n»rjfl(UM wha 9?iall ad 269 as chairman of the Tribunal 27U b}[3] ........................................ Thm /VflrpDmDnt chaH be gerarrved tiy-ano-a&ft&tfucd in DQGDKJanDO wth Titln E) af rtiO —Wl Un>1»J Etorrw Cwo j.nd tho Law ^4hg-5^te-af HQ*-yerfr-ard^twld-JHy-dttfJii46-ariWfrm-Of • —97? IrtiB Agreement, thft imtl«<4*HfcGfit4**hSH 41B.fWfWH^4«-Ww*«-riWtOrte-St-PJfl* Vort. (m&4o— rj-_- rp=:-jin?6-3 oy each cri the-parttes hsreto arKHhe-lhiKiby-thelwa—GfrGfiti&BFiT*wf ....................................... I’M dooiiiiDn or that of any-hvQ of them BhaH-bc final. and^for-purpaGD of pnTaftifTff-Bny Jwfflf J. IHIt—^/t ^gmpnrpDnt may be made a rulrj of fro Caun.
43TO-pf<jgggdmqB-cl-jll fao GDrtdvUKQd in a cdofdartip ^th r>* rufe* &1’ Itm-£jcn64y <rf Marit4HKi SF?
A^lfalor-i. Fnc Now Yor1<, .............................................................................................. #8 tpAfty-gH&liijLB a’.ti-q PUl HJF friE. Agi’Mmunl t.-.all b* iH*rtHfad tMFtlriFffUftH-fl^— —r-Et^gct (»tho piooHiaJLH ei ap|ii.oabt* tr>e«?:- -—290 Thn Inwp of— —nhall yniom IhiD AgmamDnL —2*1 T$si 16 W *ntf J 6 Cj ifB jrf*rti^fivifrj. (Jsrfl(le w^ircnevtf tf no! applicable, in ihe absence of 293 ofeisr>an5 aftemanne 16 a) to apply ^•H-
AddJlllonal CUU*« from 17 to IB form *r> integral part Cl thl* Wenierandum at Agreement

AapendFx to Memorandum gf ftnjwamaiti code name SMEFORM 19Q3-J3lfrCi 3 Haw BOPa — HI/V “AF RICAN ZEBRA”
CLAUSE 17
The ZD pet CfcpGSit Shell be mads on thu Inlltal losing Data as defied m Claube 2.4(b] 0? the Master AgrMm&nt (*<*«#rj *&^ani>co31 hftretrf. The 20 pet dapasit aid Salflnce af 80 pet together with ctfre pdyrnoKH If* JiitXJils arm nr Oun’ners. id M paid en day o-T delivery 9! Sellers’ nominated bank prOvded hnwBYSY that if ttw VeHel ie dElivEHarJ Oft the Inrbsl Cta&ing Dale. Buyer? will not be required lo pay IMfe 20% dapflsit into- the pim account related to in Clause 2 ano ITsy Will makn payment of IDDft ffl tne purctiasE pn« dif«cti/ to fre Selters. On delivery of lha Vessel, in exchartge for paymern d? the pgrtliasE price af ITw V&aMl and Extra paymeM For lubails afdlv Dunkflre, Sellers Will prnvido the Byyare with aflame! delivery doajmants r«ason0tVy rwedsd fcy Bu/er& (d acquire tejal cwnEfBtnO arid TBgiBter thft vCSSftl under her new (lag. Such documents to be mutually sarfrsd ana li&ifld m &n Addendum t& ITie MemOF^ndum oT AflraeirwrH but shall Incfcifl*. wthcut limitation. 1he dSosinfl aehverias bs requifftd by Clause Z.2 antf 2.4 fl( the Mssler AgfHftffl«rH as wen as oacri party’s nc&pftd>ve officer cErttjftcate dsled the Inrtial Closing Dale setting forth names and signalizes tf signalories lo WOA and olher related documents as well certityingi and aWaehlng charter d&&Jments of suCtl pifty m eEfad y& of :hs oats of ms Initial CloSir^ Dale end duly executed ghenetinldEir and clireclor reBSlurtmru approvng rh-p enlry into the WaELer Agnternent refef red to Ih Clause 31 herwiF. INiS MOA. nltwr rslaled dacunrtPis and the tnjrtsadiam ciWlemplSrted hereby and thereby. Siginirtg flf Uie Addendum Shall nal delay inning, of MoA and bodging til 1he deposit
CLAUSE 19
Sflllera 10 confirm m mitihg on delivery thai to the best at wies fcnOVIrteclge (he v*SI6l
U irot ilMWJslsd by art^ Arab coumnoB / naliflns Of any Dlhcr COljntrie? or cKgafllZBlionE has not louched bolloni since hfrf last dry docking.
CLAUSE 19
All negrti*t»on and Hventual ss’e 10 be kept strictly pfi^atE srtd esnTideritigl betwear all parties involv«d exwpl wtwro iBquinod by Statutory m U.S. SlSC* leled requifamentl. Hawever should dsspita th* flfforta or an\ partiBE involved oeta: s of the tale tiewme hmawr ar repoHed in the market neither IN) S*Me.ra not thB Buj/Ere have lf*e right to withdraw from the Bale ttf fall 15 fulfill all their ob^alksrvs tinder this Agn^amsnt.
Thu Memofandum cf Agreement iB drawn up ip two origmilt W*lh even inrUir and data. One Ofl$mai ahall te relainad by the Sellers grd one original StiaU be reSainad by the Bjyer&.
CLAUBEJa
Vessel to bft Oflhverea free of sarga. targo fesiduBs and face of any dunnagfr, wtttl holds swept, dean and dry on completion of last voyage, prior denary.

CLAUSE Jl
Seller warrant that on the date hereof and c*l (He 4. — of Vassal* dnlrvor? thr vps-sb! shall bfi enlillMJ to tjada worldwide wrttiin InsMule Wsrra ntf L^ilS wit -ut restriction or llmrtalion
Seller also to confirm on deUery tha! vessel hat nr Iraded dunng the Last two (2; years in Cl£ Pacific Countries, but if Iratfed. lhen. a valid Pbytoaanitary Ci rrficsta !o &e presented
CLAUSE 22
Caroling dale !d ba siirty (50) days after Inicla: dosll | Date
CLAUSE 23
Sailer has gqrad and mg^wtpbte tflfe 1o, Is the eKC j^ve teojal and equriable owner gf. and has the unresbncted power ana rigWto tall. assig-ancidelivei Iha Vessel.
CLAUSE^
Each party hereto Is an en^[y duly incorporated validly existing and in good Etandmg una«f 1*ie law& of th6 Juristfjdlon of it& incorponalion. with 1he requisite power and authflrity In Bntorinto 1hi& MOA and the transactionsi cjntemplilPd hereby E»^- paHy |ie.[r]e:o is duly quS’ified 10 conduct auai”.ciss arJ ib in good Staodi^ be a foreign corporation or oftiar legal entity in nasti jurisdiction n w.ich thfr nituce of Ihe busimss canductad or property owned ny it makes suoh queliFication necesEary. accept vvhcre the ‘a ^ure to- be &o q-ja: fied or 11 ggod Standing. 84 the case may be could not individually or in the aggregate, have- cu feasonably be e-vpect*d to rasJL Iri d Malerial Ad^rse Effect (as, defined in the Master A^rtfrntnnl}.
CLAUSE 26
Eicti pirty hereto Has Ihc ractulstta wrporalft power ind authority toflnter inlo and to consum mate tne transactions oontemplaled by thi& MOA and otherwise to Caffy flUt lt£ OblijatiOna here under. The ekecul’on and delivery of ihis MOA and the consummation by it ot the trantactiD-s corrl*m(itaL40 hereby havfr baen duly authorizod by ah nKSSsary Mf^ofate action other coqwrgte or oLher action Or proceeding on tne par! of eith&r paity herein is neccE&ar^ to- authorize Ihis MOA or the congummalion of the transactions cofTtemfHatefl Hereby This MOA fiss been duly executed by each party na«td and. when dattvered. will can&lilute iy>e valid and birding obligation of each such pflrtj. eofprceablE agamBt Bach Buch party In accordance wrlh its terms, except (\} as may be limited by applicable bankruptcy, insolvency, rtargarvzation. morsloriuro. frsuduleni conveyance a^d any pi^er laws rjf ganHral aflpfotion ffHcebng nnfereBmonl of cnsditora’ rights gensraty, of (lil as limited by la/ffi relpting lo the availability of Specific performance, injuridive [r]alief or other equrtabl* TDmodifrG
CMIJS6 25
The eK£culiqn delivEry and QErformance of this MQA by each party hereto and Um con&ufnnngtiCKi by such party of the traniact-ons Mritemplalftd nerefiy (>o not and will not (i) conlict wilh or widlalt any provision of its- respect.™ charter documents, (n) CoftfJid with, Ch’ ConslHule a cfefputt l.or an event tfial wHti notce or lapse ol time <y coth v^ould beMme a oeFauirlj ynder. m give- to Dlhftr* atiy tignis (rf t*rmifla(icin. amendma^it, atcslflration or cajicfllladiOn {w:1h or ftilhOUl flffhoe, Iflpss of time or both} of, any contract :c which sljc^i party .5 a pa.ly thereto- or by which any property or asset cf sucn parly ii bqyna or stlefled, [ill) :esut In 3 violallon d any law, rule, statute & jagutatioji 10 which sutn parly is SUt^Ct M (ivj rsstlll In arty violarlksn of any andflr-, ;uo<amanl, mjunchon. diecree or c^har restn’dion of any governmental authority to which such party is subject, or by wtiich any property or asse! of such OJrly is bound or a^ected; except Jn the case of eacfi of clauaea (i/) and ^iiij, such aE coukj no!, irtdlvlduaVy or in [he aggregate, have or r&aionabty be expected to resud in a Material Adverse Effect (ae defined -ti Ihe Master AgHamariL}.
SJ.AUSE2T

NiJI—cr parly Is required [n obtain arry consfinl. waivor, aijlhGrnBripn, or order Off. flive any ndti« to. or make any <illng or registration wUh. any flnvemmentBl authority or other person Or entlly in connexion win thd cjtKiitiDn (Jeluer)[1] and perfDrmarrai by iUCh paHj- uJ Uii& MOA. olherthan ITiDae 1t-.al huvfc tiEen ftladn ar oblBk-^ ^ turfi party prior to ihfr d#|e oMhfe MQA.
CLAUSE 2fl
This AflraBfnefrl is o« of 111* “MOA’s ralEmHl 1C and defined in (1) Ihe Maste Agreement dated the date he^aof 3J>d KCCUtftd and dElivereil conorrrcnlly hprewKh b^ the SElisrL, the Buyers, and oilier? If (her? is any irtaraiEtengy belvrtitn LhE Lerm& 3fid «>nditions of 1hit Aigreemsnl and the terms and COIvllLifjns nF sad fclwter AgraEment with neswcl tfi ihc safe and purchase of int Vessel, thsn Ihe lerms and conditions of this Agreement ahnli ffevail.
NotivihSlanding the abtve. 1hw OblinjIJDns of each parly UPtter in* MQA &M tul^act 10.
(i) Seine^gy otilaining tfie Initial Closing / Shstneholder Apprawal at tfef.ned in fr* MaEter AgrBanfrntTr and
> Ths saiisfadtion pr ^tUvcr of oacn cf the spphuble i^nntJilons »r forth in Article VIM c-I fl* Uaater AgrtimerU ‘
In «sc Ssanergv Fails lo ottlain ths Shareholder AppcovsH 1he Inrbal Closing as fleFmed m the Master AjrenmoM does not take piat* 36 pro^dad in Ihe Mesler Agreeirent, tnis Mefliorandum of A^feemenl vnair be au*cma:’cell> term;naiad, cancelled anc aF no further t&rce »no effect wUh&ut (etponsftHHj’ of ar>y nf the parties. /
Fortna Setartfl)

ANNEX D
MEMORANDUM OF AGREEMENT Norwegian shiphrokers’ assocation’s vemo randum of agreement for sale and purchase of ships adopred by The balance and Intercoucil (BIMOCO)in 1956 SALEFORM 1993 Revised 1996 .1983 1986/87and Dated: 20 May 2008 KALISTOS MARITME CORP. of Marshall Islands or Guaaranteed nominee hereinafter called the Sellers, have agreed to sell, and
SEANERGY MARITIME CORP. of Marshall Islands or Guaranteed nominee 1 hereinafter called the Buyers, have agreed to buy 2 Name: AFRICAN ZEBRA 3 Classification Society/Class: Bureau Veritas OS041S 4 Built: 1985By: CSBC TAIWAN 5
Flag:BAHAMAS Place of Registration; NASSAU 6
Call Sign: C6XD9 Grt/Nnt: 23, 207mt M2, 363 mi 7
Register Number: 8000937 8
hereinafter called the Vessel, on the following terms and conditions: 9 Definitions 10 “Banking days” are days on which banks are open both in the country of the currency 10 stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause B. 11 “In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, 12 a registered letter, telex, telefax or other modern form of written communication. 14 “Classification Society” or “Class” means the Society referred to in line 4. 15 “Master Agreement” means a master agreement of even date herewith made by and among, inter alios, the Seanergy and the Sellers. “Shareholder Approval” has the meaning set forth in the Master Agreement. “Effective Date” means the date of issuance of the Shareholder Approval. “Seanergy” means Seanergy Maritime Corporation of Marshall Islands, being the parent company of the Company to be nominated as buyer of the Vessel and of the buying companies of the other Vessels referred to in Clause 17. 1. Purchase Price 16 USD 34, 500, 000 cash (Thirty four million five hundred United States Dollars) only, 2. Deposit 17
As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 20% 18
(twenty per cent} of the Purchase Price as per Clause 17. within 3 (throe) banking days from tho - date of this Agreement by both parties. This deposit shall be placed with FBB — First Business Bank, 62 INotara & Sotiros Dios Str, Piraeus, Greece. Phone: + 30 210 41 18 711, Fax: + 30 21041 32 058, 20
and held by them in a joint account between Sellers and the Buyers :, to be released in accordance with joint written instructions of the Sellers and the Buyers, The Buyers to produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22

Buyers. Any fee charged for holding the said deposit shal be borne equally by the Sellers and the 23
Buyers. The expenses for the opening of the joint accoun and the closing fees to be shared equally between the Sellers and the Buyers 24
3. Payment (See also Clause 47-) 25 The said Purchase Price shall be paid in full free of bank charges to Sellers to: HSH NORDBANK AG HAMBURG, GERMANY, SORT CODE: 21050000. with JP MORGAN CHASE BANK NA NEW YORK, USA. SWIFT: CHASUS33, ACCOUNT: 001-1-331808 in favor of LINCOLN FINANCE CORP., USD ACCOUNT:
1100175430, IBAN: DE15210500001100175430 26
27
on delivery of the Vessel, but not later than 3 banking days after the Vesse! is in every respect 28 physically ready for delivery in accordance with the terms and conditions of this Agreement and 29
Notice of Readiness has been given in accordance with Clause 5. 30
4. Inspections 31
The-Buyers have waived their right to inspect-the-Vessel-and her- class records. a)* The Buyers have inspected and accepted the Vessel’s classification records. The Buyers 32 have also inspected the Vessel at/in DURBAN 33 and have accepted the Vessel following this inspection and the sale is outright and definite, 34 subject only to the terms and conditions of this Agreement, 35 b)* The Buyers-shall have-the F-tgfrt-te-ifrepect the Vessel’s classifcation-records and declare 36 whether same-are accepted or not within 37 The-Sollers shall provide for inspection-of the Vessel at/in 38 The- Buyers shall undertake the-tnspection without undue delay-to tha Vessel. Should the 39 Buyers cause-undue delay-they shall compensate the Sellers for-the-lesses thereby incurred. 40 Tee-Buyers shall inspeet-the-Vessel-without opening up and without cost to the Sellers. 41 During tho inspection, the Vessels deck and engine log books shall-be made ovailable for 42 examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall 43 become outright and definite, subject -only to the terms and conditions of this Agreement, 44 provided-the Sellers-peeeive written notice of acceptance from the Buyers within 72 hours 45 after completion of such inspection. 46 Should notice of acceptance of the Vessel’s classification records-and of thg-Vesset-not-be 47 received-by the Sellers-as-aforesaidi the -deposit together with interest corned shall be 46 feteased-immediately to the Buyers, whereafter this Agreement shall bo null and void. 49
* 4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, 50 alternative 4a) to apply. 51
5. Notices, time and place of delivery 52
a)The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall 53 provide the Buyers with 30, 21, 14 and 7 days approximate definite and 24 hours definite 54 notice of the estimated time of arrival at Hie intended place of drydeckinig/underwater 55 inspection/delivery. 56
When the Vessel is at the place of delivery and in every respect physically ready for delivery 57 in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of 58
Readiness for delivery, b)The Vessel shall be delivered and taken over cargo free and stowaways free at a safe and 59 accessible port, anchorage, and/or safe and accessible berth always safely afloat at Sellers’ 60 option at a place to be mutually agreed. Place of delivery in accordance with Vessel’s trade/charter obligation. Expected time of delivery: to be mutually agreed 61 Dale of canceling as per Clause 24 (see-Glauses-5-e), 6 b) (iii) and 14 -30th-Septembier-i-2-CQ§ in 62 Buyers’ option but if vessel is on a sea passage that takes her beyond this date, then the ve ssel 63 wilt be delivered at the first next port of call but immediately after the original canceling date and therefore canceling date will be extended accordingly. c)If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the 64 Vessel will not be ready for delivery by the cancelling bate they may notify the Buyers in 65 writing stating the date when they anticipate that the Vessel will be ready for delivery and 66 propose a new cancelling date. Upon receipt of such notification the Buyers shall have the 67 option of either cancelling this Agreement in accordance with Clause 14 within 7 running 68 days of receipt of the notice or of accepting the new date as the new cancelling date. If the 69 Buyers have not declared their option within 7 running days of receipt of the Sellers’ 70 notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification 71 shall be deemed to be the new cancelling date and shail be substituted for the cancelling date stipulated in line 61, If this Agreement is maintained with the new cancelling date all other terms and conditions 72 hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full 73 force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any 74 claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by 75 the original cancelling date. 76 7 d)Should the Vessel become an actual, constructive or compromised total loss before delivery 7: the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void. 7
6 Drydocking/Divers Inspection 8 a)*[1] The Sellers shall place the Vessel in dfydock at the port of delivery for inspection-by -the 8
G-lassification-Seciety of the Vessel’s underwater parts below the dcopest-loa4-ltfleT-toe 8 extent of the inspection being in accordance-with the-Classification-Society’s rules. If the 8 fudder, propeller, bottom or other undsrwator-parts-£etow4be-deepost-toad-4me arc found 8 broken, damaged-or defective so as to affect the Vossel’c class, such defects-stall be mode 8 good at the Sellers’ expense to the satisfaetion of the Classification Society without condition/rooommondaliotf*
b)** (i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the vessel. The Sellers shall at their 9; cost make the Vessel available for such inspection. The extent of the inspection and the 9; conditions under which it is performed shall be to the satisfaction of the Classification 9:
Society. If the conditions at the port of delivery are unsuitable for such inspection, the 9,
Sellers shall make the Vessel available at a suitable alternative place near to the delivery 9;
port. Inspection of Vessel’s underwater parts shall be carried out in the presence of class surveyor to be invited by the Sellers and Sellers’/Buyers’ representatives.
9;
(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line 9 are found broken, damaged or defective so as to affect the Vessel’s class, then unless 9 repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers 9 shall arrange for the Vessel to be drydocked at their expense for inspection by the 10; Classification Society of the Vessel’s underwater parts below the deepest load line, the 10;
extent of the inspection being in accordance with the Classification Society’s rules. If the 10:
rudder, propeller, bottom or other underwater parts below the deepest load line are found 10;
broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made 10;
good by the Sellers at their expense to the satisfaction of the Classification Society 10; without condition/recommendation*. In such event the Sellers are to pay also for the cost of 10;
the underwater inspection and the Classification Society’s attendance.
The Buyers’ Class and the Sellers’ Class shall at all times be the sole arbitrators as to whether deey FReffe-as-sseH-as-pos&ibie QftaMrte-date-ef-4ri4S-AgreefrteF& 1-SG
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of 197
Delivery and Acceptance confirming the date and tims of delivery of the Vessel from the Sellers to the 108 Buyers. 193
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as we!i as all 200
Plans/drawings/insiructionbooks relative to main engine and auxiliaries/SOPEF/pubtications as on board, etc., which are on board the Vessel. Other certificates which are on board the Vessel 201 shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the 202
Buyers to have the right to take copies. Aii other technical documentation and pians, etc. ashore which may 203 be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so 204 request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take 205 copies of same. 20G 9. Encumbrances 207
The Sellers warrant that the Vessel, at the time of delivery, is free from all etertefs, encumbrances, mortgages and/or maritime liens or any other debts and/or claims whatsoever against the Vessel and/or the 20E
Sellers, The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made 210 against the Vessel which have been incurred prior to the time of delivery and reference to clause 7. 3 of the Maste r Ag reement 211
10. Taxes, etc. 212
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag 213 shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ 214 register shall be for the Sellers’ account. 215
11. Condition on delivery 216
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is 217 delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be 218

16. Arbitration 262
a)* This Agreement shall be governed by and construed in accordance with English law and 253 any dispute arising out of this Agreement shall be referred to arbitration in London before three Arbitrators in accordance with the Arbitration Act 1996 or any statutory modification or 264 re-enactment thereof for the time being in force and the terms of the London Maritime Arbitration Association then in force, one arbitrator being appointed by each party. 265 On the receipt by one party of the nomination in writing of the other party’s arbitrator, 267 that party shall appoint their arbitrator within fourteen days. 268
If that party does not appoint its own arbitrator within the fourteen days specified, the party 269 referring a dispute to arbitration may, without the requirement of any further prior notice to the 266 other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly, 267 The award of the sole arbitrator shall be binding on both parties as if it had been appointed by 268 agreement. The two arbitrators properly appointed shall appoint the third arbitrator who shall act 269 as chairman of the Tribunal. 270
b)*This Agreement shall governed by and construed in accordance with Title 9 of the 271
United States Code and tho Law of the State of New York and should any dispute arise out of 272 this Agreement, the matter in dispute shall be referred to three persons at New York, one to 273 be appointed by each of the parties hereto, and the third by the two so chosen: their 274 decision or that of any two of them shall-be final, and for purpose of enforcing any award, this 275
Agreement may be made a rule of the Court. 276 Tho proceedings shall be conducted in accordance with the rules of the Society of Maritime 277 Atbitraters, Inc. New York 278
e)*Any dispute-arising-out of-this Agreement-shall be referred to arbitration at 279 subject to the procedures applicable there. 280
The-laws-of shall-govern this Agreement. 281
* 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of 282 deletions, alternative 16 a) to apply. 283
Additional Clauses from 17 to 18 form an integral part of this Memorandum of Agreement

1

Appendix to Memorandum of Agreement code-name SALEFORM 1993-dated 9 May 2008-M/V “DAVAKIS G.”
CLAUSE 17
The 20 pet deposit shall be made on the Initial Closing Date as defined in Clause 2.4{b) of the Master Agreement referred to in Clause 31 hereof, The 20 pct deposit and balance of 80 pct together with extra payment for luboils and or bunkers, to be paid on day of delivery at Sellers’ nominated bank provided however that if the Vessel is delivered on the Initial Closing Date, Buyers will not be required to pay the 20% deposit into the joint account referred to in Clause 2 and they will make payment of 100% of the purchase price directly to the Sellers. On delivery of the Vessel, in exchange for payment of the purchase price of the Vessel and extra payment for luboils and/or bunkers, Sellers will provide the Buyers with against delivery documents reasonably needed by Buyers to acquire legal ownership and register the vessel under her new flag. Such documents to be mutually agreed and listed in an Addendum to the Memorandum of Agreement, but shall include, without limitation, the closing deliveries as required by Clause 2.2 and 2.4 of the Master Agreement as well as each party’s respective officer certificate dated the Initial Closing Date setting forth names and signatures of signatories to MOA and other related documents as well certifying and attaching charter documents of such party in effect as of the date of the Initial Closing Date and duly executed shareholder and director resolutions approving the entry into the Master Agreement referred to in Clause 31 hereof, this MOA, other related documents and the transactions contemplated hereby and thereby. Signing of the Addendum shall not delay signing of MoA and lodging of the deposit.
CLAUSE 18
Sellers to confirm in writing on delivery that to the best of their knowledge the vessel:
is not blacklisted by any Arab countries / nations or any other countries or organizations; has not touched bottom since her last dry docking.
CLAUSE 19
All negotiation and eventual sale to be kept strictly private and confidential between all parties involved except where required by Statutory or U.S. Stock listed requirements. However should despite the efforts of all parties involved details of the sale become known or reported in the market neither the Sellers not the Buyers have the right to withdraw from the sale or fail to fulfill all their obligations under this Agreement.
This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers.
CLAUSE 20
Vessel to be delivered free of cargo, cargo residues and free of any dunnage, with holds swept, clean and dry on completion of last voyage, prior delivery.

2

CLAUSE 21
Sellers warrant that on the date hereof and on the date of Vessel’s delivery, the Vessel shall be entitled to trade worldwide within Institute Warranty Limits without restriction or limitation.
Sellers also to confirm on delivery that vessel has not traded during the last two (2) years in CIS Pacific Countries, but if traded, then, a valid Phytosanitary Certificate to be presented.
CLAUSE 22
Canceling date to be sixty (60) days after Initial Closing Date CLAUSE 23
Seller has good and marketable title to. is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deliver the Vessel.
CLAUSE 24
Each party hereto is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this MOA and the transactions contemplated hereby. Each party hereto is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 25
Each party hereto has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this MOA and otherwise to carry out its obligations hereunder. The execution and delivery of this MOA and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, other corporate or other action or proceeding on the part of either party hereto is necessary to authorize this MOA or the consummation of the transactions contemplated hereby. This MOA has been duly executed by each party hereto and, when delivered, will constitute the valid and binding obligation of each such party, enforceable against each such party in accordance with its terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
CLAUSE 26
The execution, delivery and performance of this MOA by each party hereto and the consummation by such party of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its respective charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such party is a party thereto or by which any property or asset of such party is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which such party is subject or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any governmental authority to which such party is subject, or by which any property or asset of such party is bound or affected; except in the case of each of clauses (ii) and {iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 27

3

Neither party is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any governmental authority or other person or entity in connection with the execution, delivery and performance by such party of this MOA, other than those that have been made or obtained by such party prior to the date of this MOA,
CLAUSE 2S
This Agreement is one of the “MOA“s referred to and defined in (1) the Master Agreement dated the date hereof and executed and delivered concurrently herewith by the Sellers, the Buyers, and others, If there is any inconsistency between the terms and conditions of this Agreement and the& terms and conditions of said Master Agreement with respect to the sale and purchase of the Vessel, then the terms and conditions of this Agreement shall prevail.
Notwithstanding the above, the obligations of each party under this MOA are subject to:
(i) Seanergy obtaining the Initial Closing / Shareholder Approval, as defined in the Master Agreement; and
(ii) The satisfaction or waiver of each of the applicable conditions set forth in Article VIII of the Master Agreement.”
In case Seanergy fails to obtain the Shareholder Approval the Initial Closing as defined in the Master Agreement does not take place as provided in the Master Agreement, this Memorandum of Agreement shall be automatically terminated, cancelled and of no further force and effect without responsibility of any of the parties.
Clause 29 Warranty Claims
At the time of the delivery of the Vessel under this MOA, the Sellers shall, pursuant to the terms of a separate assignment agreement, assign to the Buyers, all of their rights againest the Builder regarding any guarantee claims (Art. 9 of the Shipbuilding Contract). Sellers will act as agent and/or grant a POA to the Buyers to achieve the same effect at no cost to the Sellers and subject to the Buyers’ providing the Sellers with an indemnity in a form acceptable to the Sellers.
Clause 30
if the Charterer does not exercise its option to extend the period of the Charter, then the Owner shall be deemed to have appointed the Charterer as its exclusive chartering broker for the Vessel for a period ending on the second anniversary of the date on which this Agreement enters into effect. The chartering services shall include seeking and negotiating employment for the Vessel and the conclusion of charter parties or other contracts relating to the employment of the Vessel The Owner shall pay the charaterers a commission equal to one point two five per cent (1.25%) of all gross freights and hires received by the Owner under charter perties or other contracts relating to the employment of the Vessel concluded pursuant hereto.
For the Sellers (1) For the Buyers (2) /s/ /s/ NAME:(ELLIGIBLE) NAME:(ELLIGIBLE) TITLE:ATTORNEY IN FACT TITLE: PRESIDENT

4

ANNEX E

Rider clauses 17 — £9 attached hereto constitute an integral part of this Agreement. The Sellers The Buyers

Appendix to Memorandum of Agreement code-name SALEFQRM 1993-dated - 54,000 DWT “DELOS RANGER”- Hull Ko. K21E
Clause 17 Flag and registratteft
It is the intention of’the parties that the Vessel will be delivered to the Buyers as soon as is reasonably possible following delivery of the Vessel to the Sellers by the Builders. Notwithstanding the foregoing, if the Initial Closing has not taken place by the date falling 30 days prior to the anticipated date of delivery of the Vessel by the Builders to the Sellers (and the Master Agreement has not been terminated), then the Sellers may by notice in writing to the Buyers elect to retain ownership of the Vessel and trade the Vessel until such time after the Initial Closing that the Vessel is next free of cargo in a non-USA, non-Australian port. In such case, and notwithstanding any provision of this Agreement to the contrary, the Vessel shall be delivered and taken over by the Buyers safely afloat at such safe and accessible port, anchorage and/or safe and accessible berth always safely afloat at the Sellers’ option (place of delivery in accordance with Vessel’s trade/charter obligations) and otherwise in accordance with the terms and provisions set out in Schedule 1.
Until the delivery of the Vessel under the terms of the Shipbuilding Contract the Sellers will continue to supervise the construction and perform their duties and obligations regarding the construction of the Vessel according to the Shipbuilding Contract without interference whatsoever from the Buyers subject to Clause 21 or, subject to Clause 36 25, without the imposition of any additional duties as a result of this Agreement. For the avoidance of doubt, and subject always to the Buyers’ rights under Clause 18 (b), 22 and £6 25, the Sellers shall at their sole discretion determine how and when they shall exercise their rights and perform their duties under the Shipbuilding Contract.
Clause 18- Review of the Shipbuilding Contract and the Specifications — Adjustment of Contract Price
(a) The Buyers hereby confirm that they have reviewed, inspected and accepted the following documents:
—Specification dated 12.09.2006 - Manufacturer’s list dated 18.06.2003 as finally agreed by the
Sellers. - General Arrangement Plan.
The Sellers shall deliver to the Buyers a copy of the Shipbuilding Contract (with the amount of the purchase price, installments and other financial terms deleted) upon payment by the Buyers of the Deposit in accordance with Clause 2.
The Buyers shall treat all documentation received with respect to the construction of the Vessel as private and confidential and shall not disclose any of it to any third party. The Buyers agree to respect and be bound by the Builder’s rights to these documents in accordance with the terms and conditions of the Shipbuilding Contract.
(b) So long as Sellers’ shall not have accrued the right to terminate the Shipbuilding Contract with due to insufficient speed, excessive fuel consumption or insufficient deadweight of the Vessel any adjustment of the purchase price under the Shipbuilding Contract by way of liquidated damages due thereto to be for Buyers’ account provided that receipt of the benefit of any such adjustment by way of deduction of an equal sum from the purchase price under this Agreement shall be the sole right and remedy of the Buyers who shall have no right to terminate this Agreement and/or to reject the Vessel and/or to claim damages as a result thereof,
Clause 19- Place of closing and documentation

Place of documentary closing: Piraeus, Greece and/or New York at a mutually agreed venue. The delivery of the Vessel and closing may be at different venues, but to be at the same date and time. The procedure of the closing will be mutually agreed between Buyers and Sellers. The Buyers hereby declare and confirm that the Vessel will be registered in their name under Bahamas Hag subject to CSR arrangements having been concluded.
Subject to Clause 17, at the time of delivery, the Sellers are to supply the Buyers with reasonable documentation as required by the Buyers and their intended flag. The agreed list is to be incorporated into this Agreement as an Addendum
Clause 20- Condition on delivery
The Vessel with everything belonging to her shall be delivered and taken over by the Buyers in substantially the same condition as at time of delivery from the Builder. The Vessel shall be delivered with her class maintained and with her classification certificates valid, clean and without condition/recommendation by Class and free of average damage affecting class at the time of delivery, save that (a) the said certificates may not be in permanent form and that only provisional/interim certificates may be provided by the Sellers to the Buyers on the date of delivery and (b) the classification certificates may have notes which are customarily applicable to newly buiit Vessels and which do not affect Vessel’s class.
Clause 21- Buyers[1] allowed to place on Board one person for sea trials
Clause 22- Modifications.
a) At the date of signing of this Agreement, Sellers steli have made known to Buyers in writing all modifications, alterations and extras made to the Specifications and hereby agree that they will advise Buyers in good time, of any and all future material modifications/alterations/extras for Buyer’s consent without increasing the purchase price under this Agreement. Should the same result in a decrease in the purchase price under the Shipbuilding Contract by US$100.000 or more then the Sellers shall request the Buyer’s consent which shall not be unreasonably withheld or delayed,
Clause 23- Deposit
The 20 pet deposit shall be made on the Initial Closing Date as provided in Article 2.4 B of the Master Agreement.
Clause 24- Warranty Claims
At the time of the delivery of the Vessel under this MOA, the Sellers shall, pursuant to the terms of a separate assignment agreement, assign to the Buyers, all of their rights against the Builder regarding any guarantee claims (Art. 9 of the Shipbuilding Contract). Sellers will act as agent and/or grant a PDA to the Buyers to achieve the same effect at no cost to the Sellers and subject to the Buyers providing the Sellers with an indemnity in a form acceptable to the Sellers.

Clause 30
If the Charterer does not exercise its option to extend the period of the Charter, ihcn the (Xncr hhali be deemed to have appointed the Charterer as its exclusive chartering broker for the Vessel foi n period ending on the second anniversary of the dale on which this Agreement enters into effect. Thi—chartering services shall include seeking and negotiating employment for the Vessel and the conclusion of charter parlies or other contracts relating to the employment of the Vessel. The Owner shall pay the Charterers a commission equal to one point two five per cent (1.25%) of all gross freights and hires received by the Owner under charter parties or other contracts relating to the employment of the Vessel concluded pursuant hereto.
The Sellers The Buyers / III ^SSl^S^ (fl — KJfcMe’.^^t^mJ ^.efmfrer f£MMT. Guco&fc^ ^orsotioujsoj TiTufE: AtTofcWt-v-. (W — p^Y ‘^^ ‘ P(2CMDX"lo‘[f]

ANNEX F
MEMORANDUM OF AGREEMENT Dated: 20 May 2008 PAVEY SERVICES LTD -BRITISH VIRGIN ISLANDS hereinafter called the Sellers, have agreed to sell, and SEANERGY MARITIME CORP. of Marshall Islands or Guaranteed nominee hereinafter called the Buyers, have agreed to buy Name: BREMEN MAX Classification Society/Class: Built: 1993 Flag: I.O.M. Call Sign: MGQL2 Register Number: Bureau Veritas 06248T By: HYUNDAI HEAVY, ULSAN, S. KOREA Place of Registration: DOUGLAS Grt/Nrt: 39012124407 737473 hereinafter called the Vessel on the following terms and conditions: Definitions SALEFORM 1993 1966. 1983 2 3 4 5 6 7 8 9 10 “Banking days” are days on which banks are open both in the country of the currency 11 stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8. 12 “In writing” or ‘written” means a letter handed over from the Sellers to the Buyers or vice versa, 13 a registered letter, telex, telefax or other modern form of written communication. 14 “Classification Society” or “Class” means the Society referred to in line 4. 15 “Master Agreement” means a master agreement of even date herewith made by and among, inter alios, the Seanergy and the Sellers. “Shareholder Approval’” has the meaning set forth in the Master Agreement. “Effective Date” means the date of issuance of the Shareholder Approval. “Seanergy” means Seanergy Maritime Corporation of Marshall Islands, being the parent company of the Company to be nominated as buyer of the Vessel and of the buying companies of the other Vessels referred to in Clause 17. 1. Purchase Price 16 USD 70,350,000 cash (Seventy million three hundred fifty thousand United States Dollars) only. 2. Deposit 17 As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 20% 18 (twenty per cent) of the Purchase Price as per Clause 17 . days from the date —by both parties, This deposit shall be placed with FBB -First Business Bank, 62 1Notara Dios Str, Piraeus, Greece. Phone: + 30 210 4118 711, Fax: + 30 210 41 32058. 20 and held by them in a joint account between Sellers and the Buyers to be released in accordance with joint written instructions of the Sellers and the Buyers. The Buyers to produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22 produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22 Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the 23 Buyers. The expenses for the opening of the joint account and the dosing fees to be shared equally between the Sellers and the Buyers 2< 3. Payment (See also Clause 17) 25 The said Purchase Price shall be paid in full tree of bank charges to Sellers to: H$H NORDBANK AG HAMBURG, GERMANY, SORT CODE: 21050000, with JP MORGAN CHASE BANK NA NEW YORK, USA, SWIFT: CHASUS33, ACCOUNT: 001-1-331808 in favor of LINCOLN FINANCE CORP., USD ACCOUNT: 1100175430, IBAN: DE15210500Q01100175430 26 27 on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect 28 physically ready for delivery in accordance with the terms and conditions of this Agreement and 29 Notice of Readiness has been given in accordance with Clause 5. 30 4. Inspections 31 their Right to inspect the Vessel class records. a) The Buyers have inspected and accepted the Vessel’s classification records, Buyers 32 Ratte also inspected the Vessel the Vessel’s records 33 and have accepted the Vessel following this inspection and the sale is outright and definite, 34 subject only to the terms and conditions of this Agreement, 35 The Buyers shall have-the right Vessel’s classification records an Electam 36 whether same are accepted ( not within 37 The Sellers If the Vessel aiffA 38 Buyers shall undertake inspection without Vessel. Should-the 39 Buyer’s they the Sellers for the losses thereBy incurred. 40 The-Buyers shall inspect the Vessel with opening lip without to the Sellers. 41 the inspection, The Vessel’s engine log books shall be made-available by the Buyers. If the vessel is accepted after inspection. the shall 43 , subject only to the of this , 44 Sellers ... e notice of acceptance within-12-Aours 45 . . -: 46 and of the — 47 13’1 the Sellers as aforesaid, the deposit together interest 48 -immediately to the Buyers, after this Agreement shall anevoid. 49 • 4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, 50 alternative 4a) to apply. 51 5. Notices, time and place of delivery 52 21 The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall 53 provide the Buyers with 30, 21, 14 and 7 days approximate and 24 hours definite 54 notice of the estimated time of arrival at the intended place of ~/underwater 55 inspection/delivery. 56 When the Vessel is at the place of delivery and in every respect physically ready for delivery 57 in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of 58 Readiness for delivery. b) The Vessel shall be delivered and taken over cargo free and stowaways free at a safe and 59 accessible port, anchorage, and/or safe and accessible berth always safely afloat at Sellers’ 60 option at a place to be mutually agreed. Place of delivery in accordance with Vessel’s trade/charter obligation. Expected time of delivery: to be mutually agreed 61 Date of cancel as per Clause 24 (see Cla~ses-’:~6-b) (iii)·afld..44}.-3Oth-Sef;ltemher. . 62 Buyers’ option but if vessel is on a sea passage that takes her beyond this date. then the vessel 63 will be delivered at the first next port of call but immediately after the original canceling date and therefore canceling date will be extended accordingly. c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the 64 Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in 65 writing stating the date when they anticipate that the Vessel will be ready for delivery and 66 propose a new canceling date. Upon receipt of such notification the Buyers shall have the 67 option of either cancelling this Agreement in accordance with Clause 14 within 7 running 66 days of receipt of the notice or of accepting the new date as the new cancelling date. If the 68 Buyers have not declared their option within 7 running days of receipt of the Sellers’ 69 notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification 70 shall be deemed to be the new cancelling date and shall be substituted for the cancelling 71 date stipulated in line 61. If this Agreement is maintained with the new cancelling date all other terms and conditions 72 hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full 73 force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any 74 claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by 75 the original cancelling date. 76 d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void. 81 6. Drydocking/Delivery Inspection 8’ 8: a)” The Sellers shall the—V Sosiety’s RIles. It the 8’ 8< sl:1all13o made 8’ ·. 81 8’ b"· (i) The Vessel is to be delivered without drydocking. However, the Buyers shall 9< have the right at their expense to arrange for an underwater inspection by a diver approved 9’ by the Classification Society prior to the delivery of the vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the 9: conditions under which it is performed shall be to the satisfaction of the Classification 9: Society. If the conditions at the port of delivery are unsuitable for such inspection, the 9 · Sellers shall make the Vessel available at a suitable alternative place near to the delivery 9’ port. Inspection of Vessel’s underwater parts shall be carried out in the presence of dass surveyor to be invited by the Sellers and Sellers/Buyers’ representatives. 9< (ill If the rudder, propeller, bottom or other underwater parts below the deepest load line 9 · are found broken. damaged or defective so as to affect the Vessel’s class, then unless 91 repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers 9! shall arrange for the Vessel to be dry-docked at their expense for inspection by the 101 Classification Society of the Vessel’s underwater pans below the deepest load line, the 10 extent of the inspection being in accordance with the Classification Society’s rules. If the 10: rudder, propeller, bottom or other underwater parts below the deepest load are found 10: broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made 1Q. good by the Sellers at their expense to the satisfaction of the Classification Society 10~ without condition/recommendation ·. In such event the Sellers are to pay also for the cost of 101 the underwater in spection and the Classification Society’s attendance. ~he Buyers’ Class and the Sellers’ Class shall at all times be the sole arbitrators as to whether underwater damage, if any, imposes condition/recommendation of class. The decision of class as to whether underwater damage, if any, imposes a condition and/or recommendation of class shall be: final and binding for both parties. Notice of Readiness not to be tendered prior completion of the underwater inspection. If damage affecting class found, that does not necessitate immediate docking, Buyers and Seller~ authorised representatives to meet to try to agree a compensation amount for Buyers taking over the vessel with such damages, if cannot agree, repair quotes to be obtained from two reputable repair yards nearest to the delivery port, one yard to be chosen by each party, with compensation amount to be the average of the two repair quotes. (iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-10docking facilities are available at the port of delivery, the Sellers shall take the Vessel 10; to a port where suitable drydocking facilities are available. whether within or outside 10’ the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver 111 the Vessel at a port within the delivery range as per Clause 5 b} which shall, for the 11 purpose of this Clause, become the new port of delivery. In such event the cancelling date 11: provided for in Clause 5 b) shall be extended by the additional time required for the 11drydocking and extra steaming, but limited to a maximum of 14 running days. 11, c) If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above ”. (i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not 111 required by the Classification Society, the Buyers shall have the right to require the tailshaft 11” 10 be drawn and surveyed by the Classification Society, the extent of the survey being in 11: accordance with the Classification Society’s rules for tailshaft survey and consistent with 11’ the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they 121 require the tailshaft 10 be drawn and surveyed not later than by the completion of the 12 122 inspection by the Classification Society. The drawing and refitting of the tailshaft shall be 123 arranged by the Sellers. Should any parts of the tailshaft system be condemned or found 124 defective so as to affect the Vessel’s class, those parts shall be renewed or made good at 125 the Sellers’ expense to the satisfaction of the Classification Society without 126 condition/recommendation”. 127 (ii) the expenses relating to the survey of the tailshaft system shall be borne 128 by the Buyers unless the Classification Society requires such survey to be carried out, in 129 which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses 130 if the Buyers require the survey and parts of the system are condemned or found defective 131 or broken so as to affect the Vessel’s class”. 132 (iii) the expenses in connection with putting the Vessel in and taking her out of 133 drydock, including the drydock dues and the Classification Society’s fees shall be paid by 134 the Sellers if the Classification Society issues any condition/recommendation*as a result 135 of the surveyor if it requires survey of the tailshaft system. In all other cases the Buyers 136 shall pay the aforesaid expenses. dues and fees. 137 (iv) the Buyers’ representative shall have the right to be present in the drydock, but 138 without interfering with the work or decisions of the Classification surveyor, 139 (v) the Buyers shall have the right to have the underwater parts of the Vessel 140 cleaned and painted at their risk and expense without interfering with the Sellers’ or the 141 Classification surveyor’s work, if any, and without affecting the Vesse l’s timely delivery. If, 142 however, the Buyers’ work in drydock is still in progress when the Sellers have 143 completed the work which the Sellers are required to do, the additional docking time 144 needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event 145 that the Buyers’ work requires such additional time, the Sellers may upon completion of the 146 Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock 147 and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether 148 the Vessel is in drydock or not and irrespective of Clause 5 b). 149 Notes, if any, in the surveyor’s report which are accepted by the Classification Society 150 without condition/recommendation are not to be taken into account. 151

7. Spares/bunkers, etc. 154 The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on 155 shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare 156 propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or 157 unused, whether on board or not shall become the Buyers’ property, but spares on order are to be 158 excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to 159 replace spare parts including spare tail—end shaft(s) and spare propeller(s)/propeller blade(s) which 160 are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the 161 property of the Buyers. The radio installation and all navigational and wireless equipment shall be 162 included in the sale without extra payment are if they the property of the Sellers. Unused stores and 163 provisions shall be included in the!:! sale and be taken over by the Buyers without extra payment. Loading 164 Instrument including software together with all items required by the Classification or Flag Administration will remain onboard being included in the sale. The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the 165 Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., 166 exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s, Master’s 167 Officers’ and Crew’s personal belongings including the Master’s slop chest are to be excluded from the sale,16E as well as the following additional items (including items on hire): 169 Globe wireless equipment Unitor equipment including gas bottles The Buyers to pay extra and take over the remaining bunkers if they are the property of the Sellers 170 and for unused lubricating oils in vessel’s designated storage tanks and-or In encroached/sealed drums, always without having passed 171 through the system recycled, at Sellers last invoiced net purchased prices excluding cost of barging evidenced by original 172 invoices/vouchers for the bunkers and at list price less 40% for the lubs. Two days prior vessel’s delivery ROB luboil quantities as well as the estimated lubs on delivery will be jointly measured and agreed by the Sellers and Buyers representatives. Price to be at list less 40%. Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price. 8. Documentation (See Clause 4+) 175 The place of closing: Piraeus, Athens, Greece and / or New York 176 In payment of the Purchase Price the Sellers shall the Buyers with 177 documents, namely: 178 a) legal Bill of Sale in a form reeoreable in (the to register the Vessel), warranting that the Vessel is free fro brances, mortgages 180 and maritime liens or any—etRef-debts or claims wAatsoo... attested and 181 legalized by tRO sensuI ef sush country or other competent authority. 182 b) Current Certificate of Ownership Issued by the competent authorities of the —state- the Vessel. —i84 c) Confirmation of Class issued—. 185 ell Current Certificate issued by the competent authorities-stating that the Vessel is free from 186 registered encumbrances. 187 e) certificate of Vessel-from-.the Vessel’s registry or other official evidence of 188 to the Vessel’s registry at the time of or, in the event that the 189 of practice issue such elocumentation immediately, a written 180 Certificate of the official evidence of deletion to the Buyers promptly and latest ) weeks after Purchase Price has-been—paid-and the Vessel has been may reasonably be required by the competent authorities 184 185

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of 197 Delivery and Acceptance confirming the date and lime of delivery of the Vessel from the Sellers to the 198 Buyers 199 Al the lime of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all 200 Plans/drawings/instruction books relative to main engine and auxiliaries/SOPEP/publications as on board, etc., which are on board the Vessel. Other certificates which are on board the Vessel 201 shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the 202 Buyers to have the right to take copies. All other technical documentation and plans, etc. ashore which may 20:: be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so 204 request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take 205 copies of same. 206 9. Encumbrances 207 The Sellers warrant that the Vessel, at the time of delivery, is free from all encumbrances, mortgages and/or maritime liens or any other debts and/or claims whatsoever against the Vessel and/or the 2m Sellers. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made 210 against the Vessel which have been incurred prior to the time of delivery and reference to clause 7.3 of the Master Agreement 211 10. Taxes, etc. 212 Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag 213 shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ 214 register shall be for the Sellers’ account. 215 11. Condition on delivery 216 The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is 217 delivered to the Buyers. but subject to the terms and conditions of this Agreement she shall be 218 delivered and taken over as she was at the time of inspection, fair wear and tear excepted. 219 However, the Vessel shall be delivered with her present-Class Way maintained without 220 condition recommendation’, free of average damage affecting the Vessel’s Class, and with her All-221 Classification Certificates and her National and International Certificates le-be-eleaA, as well as all other certificates the Vessel had at the time of inspection:, clean, valid and unext8nded wit:- (,o:1d::iorJ recommendation by Class or thf! relevant Authorities at the time of Delivery. CSM items to be clean and up to the date at the time of the Vessel’s delivery er-as—eA—beara 222 w#Ioot any extensions or outstanding wi~F600mmeAdatffin* by Class or the relevant 22J authorities al-the tillle of eleli\’efy___Certificates of Liferafts, C02, Fire Extinguishers etc to be clean and valid at the time of delivery. 224 “Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4 a) or 4 b), if 225 applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over 226 without inspection, the date of this Agreement shall be the relevant date. 227 * Notes, if any, in the surveyor’s reports which are accepted by the Classification Society 228 without condition/recommendation are not to be taken into account. 229 12. Namefmarkings 230 Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings. 231 13. Buyers’ default 232 Should the deposit not be paid in accordance with Clause 2 and 17, the Sellers have the right to cancel this 233 Agreement, and they shall be entitled to claim compensation for their losses and for all expenses 234 incurred together with interest. 235 Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to 236 cancel the Agreement, in which case the deposit together with interest earned shall be released to the 237 Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further 238 compensation for their losses and for all expenses incurred together with interest, provided however 239 that Sellers will not be entitled to claim any compensation whatsoever if Seanergy fails to obtain the Shareholder Approval. 14. Sellers’ default 240 Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready 241 to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have 242 the option of cancelling this Agreement provided always that the Sellers shall be granted a 243 maximum of 3 banking days after Notice of Readiness has been given to make arrangements 244 for the documentation set out in Clause 8. If after Notice of Readiness has been given but before 245 the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not 246 made physically ready again in every respect by the date stipulated in line 61 and new Notice of 247 Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect 248 to cancel this Agreement the deposit -jf paid to the joint account by Buyers -together with 24£ interest earned shall be released to them immediately. 250 Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready 251 to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for 252 their loss and for all expenses together with interest if their failure is due to proven 253 negligence and whether or not the Buyers cancel this Agreement 254 15. Buyers’ representatives 255 After-tRis-AgfeeffieAt has soen signed by both parties and the 20%

16. Arbitration 262 &r This Agreement shall be governed by and construed in acco:di:lnce ‘ith English law am: 263 any dispute arising out of this Agreement shall be referred to arbitration in London before three Arbitrators in accordance with the Arbitration Act 1996 or any statutory modification or 264 reenactment thereof for the time being in force and the terms of the London Maritime Arbitration Association then in force, one arbitrator being appointed by each party. 265 On the receipt by one party of the nomination in writing of the other party’s arbitrator, 267 that party shall appoint their arbitrator within fourteen days. 268 If that party does not appoint its own arbitrator within the fourteen days specified, the party 269 referring a dispute to arbitration may, without the requirement of any further prior notice to the 266 other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. 267 The award of the sole arbitrator shall be binding on both parties as if it had been appointed by 268 agreement. The tNo arbitrators property appointed sha!1 appoint the third arbitrator who shall act 269 as chairman of The Tribunal. 270 b)” TRis ,.,§ witR Title Qof IRe 271 United Stales Codo aA9-the law of tRO Slato of New York and SRol:lld any disJ*lIO 3ri&e Ol;lt of 212 this ,A,§reement, IRe matter in displ;lle SR311 be refeff8d 10 tl:lFee j3efSons at ~1eY.’ York, one to 273 \;)e aj3pointe4-by sacR of The parties hereto, and tRe third by the two so chosen; tl:leir 274 decision or IAal of any twa of them shall be ~nal, and for purpose of enforeing-an-y award, tRis 27€i A§f&ement may be made a rnlo of the COl;lrl. 276 The proceedings sAaH eo sondl;lGted in aCSOfdance ‘lAth the fl,lles of tRO SoGiety of Marmme 277 ArBitfatsrs, lne. New York. 278 e)” Any dispute arising§ out of this Agreel’Aent shall be mfeFfCd to arbilmlienat 279 —.-6’,su9feGt to the proseEll;lroe 3ppHeabie lRere. 28Q ++~Ree~la~,.M’:S... !l~,~,~’e.,rnA-lltR~iss-AA~~~”,*e~”,~e~R“t~. off—~sA~a~I~1 —0<264 16 a), 16 b) and 16 c) are alternatives; defete whichever is not applicable. In the absence of 282 deletions, alternative 16 a) to apply. 283 Additional Clauses from 17 to 18 fonn an Integral part of this Memorandum of Agreement

Appendix to Memorandum of Agreement code-name SALEFORM 1993 ·dated ~’"-October 2007 MN “BREMEN MAX” CLAUSE 17 The 20 pet deposit shall be made on the Initial Closing Date as defined in Clause 2.4(b} of the Master Agreement referred 19 in Clause 31 “‘creaf. The 20 pct deposit and balance of 80 pet together with extra payment for luboiJs and or bunkers, to be paid on day of delivery at Sellers’ nominated bank provided however that if the Vessel is delivered on the Initial Closing Date, Buyers will not be required to pay the 20% deposit into the joint account referred to in Clause 2 and they will make payment of 100% of the purchase price directly to the Sellers. On delivery of the Vessel, in exchange for payment of the purchase price of the Vessel and extra payment for luboils and/or bunkers, Sellers will provide the Buyers with against delivery documents reasonably needed by Buyers to acquire legal ownership and register the vessel under her new flag. Such documents to be mutually agreed and listed in an Addendum to the Memorandum of Agreement. but shall include, without limitation, the dosing deliveries as required by Clause 2.2 and 2.4 of the Master Agreement as well as each party’s respective officer certificate dated the Initial Closing Date setting forth names and signatures of signatories to MOA and other related documents as well certifying and attaching charter documents of such party in effect as of the date of the Initial Closing Date and duly executed shareholder and director resolutions approving the entry into the Master Agreement referred to in Clause 31 hereof, this MOA, other related documents and the transactions contemplated hereby and thereby. Signing of the Addendum shall not delay signing of MoA and lodging of the deposit. CLAUSE 18 Sellers to confirm in writing on delivery that to the best of their knowledge the vessel: is not blacklisted by any Arab countries I nations or any other countries or organizations; has not touched bottom since her last dry docking. CLAUSE 19 All negotiation and eventual sale to be kept strictly private and confidential between all parties involved except where required by Statutory or U.S. Stock listed requirements. However should despite the efforts of all parties involved details of the sale become known or reported in the market neither the Sellers not the Buyers have the right to withdraw from the sale or fail to fulfill all their obligations under this Agreement. This Memorandum of Agreement is drawn up in two originals with even tenor and date. One original shall be retained by the Sellers and one original shall be retained by the Buyers. CLAUSE 20 Vessel to be delivered free of cargo. cargo residues and free of any dunnage, with holds swept, clean and dry on completion of last voyage, prior delivery.

CLAUSE 21 Sellers warrant that on the date hereof and on the date of Vessel’s delivery, the Vessel shall be entitled to trade worldwide within Institute Warranty Limits without restriction or limitation. Sellers also to confirm on delivery that vessel has not traded during the last two (:::) years in CIS Pacific Countries, but if traded, then, a valid Phytosanitary Certificate to be presented. CLAUSE 22 Canceling date to be sixty (60) days after Initial Closing Date CLAUSE 23 Seller has good and marketable title to, is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deriver the Vessel. CLAUSE 24 Each party hereto is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this MOA and the transactions contemplated hereby. Each party hereto is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement). CLAUSE 25 Each party hereto has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this MOA and otherwise to carry out its obligations hereunder. The execution and delivery of this MOA and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action. other corporate or other action or proceeding on the part of either party hereto is necessary to authorize this MOA or the consummation of the transactions contemplated hereby. This MOA has been duly executed by each party hereto and, when delivered, will constitute the valid and binding obligation of each such party, enforceable against each such party in accordance with ils terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by lam relating to the availability of specific performance, injunctive relief or other equitable remedies. CLAUSE 26 The execution, delivery and performance of this MOA by each party hereto and the consummation by such party of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its respective charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination. amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such party is a party thereto or by which any property or asset of such party is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which such party is subject or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any governmental authority 10 which such party is subject or by which any property or asset of such party is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate. have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement). CLAUSE 27

Neither party is required to obtain any consent, waiver, authorization 01 order of, yiv~ any notice< to, or make any filing or registration \\’i1h, any governmental authority or other person or entity in conne,..tiorl v.,ith the execution, delivery and performance by such party at this MOA, other thail those thai hCive be~a made or obtained by such party prior to the date of this MOA. CLAUSE 26 This Agreement is one of the “MOA“s referred to and defined in (1) the Master Agreement dated the date hereof and executed and delivered concurrently herewith by the Seller!;, the Buyers, and others, If there is any inconsistency between the terms and conditions of this Agreement and the terms and ronditions of said Master Agreement with respect to the sale and purchase of the Vessel. then the terms and conditions of this Agreement shall prevail, Notwithstanding the above, the obligations of each party under this MOA are subject to: (i) Seanergy obtaining the Initial Closing I Shareholder Approval, as defined in the Master Agreement,; and (ii) The satisfaction or waiver of each of the applicable conditions set forth in Article VII! of the Master Agreement.· In case Seanergy fails to obtain the Shareholder Approval the Initial Closing as defined in the Master Agreement does not take place as provided in the Master Agreement. this Memorandum of Agreement shall be automatically terminated, cancelled and of no further force and effect without responsibility of any of the parties.

ANNEX G

produce all documents required for the opening of the joint account. Interest, if any, to be credited to the 22
Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the 23
Buyers, The expenses for the opening of the joint account and the dosing fees to be shared equally between the Sellers and the Buyers 24 3. Payment (See also Clause 4~ ) 25 The said Purchase Price shall be paid in full free of bank charges to Seliers to: HSH NORDBANK AG HAMBURG, GERMANY, SORT CODE: 21050000, with JP MORGAN CHASE BANK NA NEW YORK, USA, SWIFT; CHASUS33, ACCOUNT: OOM-331808 in favor of LINCOLN FINANCE CORP., USD ACCOUNT:
1100175430, IBAN: DE1 521 0500001 1001 75430 26 27 on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect 28 physically ready for delivery in accordance with the terms and conditions of this Agreement and 29
Notice of Readiness has been given in accordance with Clause 5. 30 4. Inspections 31
The Buyers have waived their right to-4nspoct the Vessel and nor class records. a)* The Buyers have inspected and accepted the Vessel’s classification records, The Buyers 32 hove alec inspected the Vessel at/in and the Vessel’s records 33 and have accepted the Vessel following this inspection and the sale is outright and definite, 34 subject only to the terms and conditions of this Agreement, 35 b)* The Buyer shall have the right to inspect the Vessel’s classification records and declare 36 whether same are accepted or not within 37
The Sellers shall provide for inspection of the Vessel at/in 38
The-Bayers shall undertake the inspection without undue- delay to-the Vessel. Should-the 39
Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. 40 The-Buyere shall inspect the Vessel without opening up and without coot to the Sellers. — 4 1 During the inspection, the Vessor-s-deek-af^-^Rg4ne40§—b6oks-s^a^be-mQdo available for 42 examination by the Buyers, if the-Vessel is accepted after such inspection, the sale-shall 43 become outright and definite, subject only to the terms and conditions of this Agreement, 44 provided the Sellers receive written-notice-of-acceptance-from the Buyers within 72 hours 45 after completion of such inspection. 46 Should notice of acceptance of the Vessel’s classification records and of the Vessel not be. 47 received by the-Sellers as aforesaid, the-deposit together with interest earned shall be 48 released imrnediately to the Buyers, whereafter this Agreement shall bo null and void. 49 * 4 a} and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, 50 alternative 4a) to apply. 51 6. Notices, time and place of delivery 52
a) The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall 53 provide the Buyers with 30, 21, 14 and 7 days approximate definite and 24 hours definite 54 notice of the estimated time of arrival at the intended place of drydocking/underwater 55 inspection/delivery. 56 When the Vessel is at the place of delivery and in every respect physically ready for delivery 57 in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of 58
Readiness for delivery. b) The Vessel shall be delivered and taken over cargo free and stowaways free at a safe and 59 accessible port, anchorage, and/or safe and accessible berth always safely afloat at Sellers’ 60

The Buyers’ Class and the Sellers’ Class shall at all times be the sole arbitrators as to whether underwater damage, if any, imposes condition/recommendation of class. The decision of class as to whether underwater damage, if any, imposes a condition and/or recommendation of class shall be final and binding for both parties. Notice of Readiness not to be tendered prior completion of the underwater inspection. If damage affecting class found, that does not necessitate immediate docking. Buyers and Sellers authorised representatives to meet to try to agree a compensation amount for Buyers taking over the vessel with such damages, if cannot agree, repair quotes to be obtained from two reputable repair yards nearest to the delivery port, one yard to be chosen by each party, with compensation amount to be the average of the two repair quotes. {iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry- 10’ docking facilities are available at the port of delivery, the Sellers shall take the Vessel 10° to a port where suitable drydocking facilities are available, whether within or outside 10’ the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver 1 1[1] the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the 1 1 purpose of this Clause, become the new port of delivery. In such event the cancelling date 11:
provided for in Clause 5 b) shall be extended by the additional time required for the 11; drydocking and extra steaming, but limited to a maximum of 14 running days. 1 1- c) If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above 11
(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not 1 1’ required by the Classification Society, the Buyers shall have the right to require the tailshaft 11 to be drawn and surveyed by the Classification Society, the extent of the survey being in 11:
accordance with the Classification Society’s rules for tailshaft survey arid consistent with 11’ the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they 121 require the tailshaft to be drawn and surveyed not later than by the completion of the 12
122
inspection by the Classification Society. The drawing and refitting of the tailshaft shall be 123 arranged by the Sellers. Should any parts of the tailshaft system be condemned or found 124 defective so as to affect the Vessel’s class, those parts shall be renewed or made good at 125 the Sellers’ expense to the satisfaction of the Classification Society without 126 condition/recommendation*. 127 (ii) the expenses relating to the survey of the tailshaft system shall be borne 128 by the Buyers unless the Classification Society requires such survey to be carried out, in 129 which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses 1 30 if the Buyers require the survey and parts of the system are condemned or found defective 1 31 or broken so as to affect the Vessel’s class*. 132 (iii) the expenses in connection with putting the Vessel in and taking her out of 133 drydock, including the drydock dues and the Classification Society’s fees shall be paid by 1 34 the Sellers if the Classification Society issues any condition/recommendation*as a result 1 35 of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers 136 shall pay the aforesaid expense?, dues and fees. 137 (iv) the Buyers’ representative shall have the right to be present in the drydock, but 1 38 without interfering with the work or decisions of the Classification surveyor. 139 (v) the Buyers shall have the right to have the underwater parts of the Vessel 140 cleaned and painted at their risk and expense without interfering with the Sellers’ or the 141
Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, 142 however, the Buyers’ work in drydock is stilt in progress when the Sellers have 143 completed the work which the Sellers are required to do, the additional docking time 144 needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event 145 that the Buyers’ work requires such additional time, the Sellers may upon completion of the 1 46 Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock 147 and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether 148 the Vessel is in drydock or not and irrespective of Clause 5 b), 149 * Notes, if any, in the surveyor’s report which are accepted by the Classification Society 1 50 without condition/recommendation are not to be taken into account. 151

6 a) and 6 b) are alternatives; delete whichever is not-applicable. In the absence-of deletions, 152 alternative 6 a) to-apply-. . — -453 7. Spares/bunkers, etc. 154 The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on 155 shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare 1 56 propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or 157 unused, whether on board or not shall become the Buyers’ property, but spares on order are to be 158 excluded. Forwarding charges, if any. shall be for the Buyers’ account The Sellers are not required to 159 replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which 160 are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the 161 property of the Buyers. The radio installation and all navigational and wireless equipment shall be 162 included in the sale without extra payment are if they the property of the Sellers. Unused stores and 163 provisions shall be included in the sale and be taken over by the Buyers without extra payment. Loading 164 instrument including software together with all items required by the Classification or Flag Administration will remain onboard being included in the sale. The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the 1 65 Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., 166 exclusively for use in the Sellers’ vessel (s). shall be excluded without compensation. Captain’s, Master’s 167
Officers’ and Crew’s personal belongings including the Master’s slop chest are to be excluded from the sale, 166 as well as the following additional items (including items on hire): 165 Globe wireless equipment Unitor equipment including gas bottles The Buyers to pay extra and take over the remaining bunkers if they are the property of the Sellers 1 70 and for unused lubricating oils in vessel’s designated storage tanks and-or in unbroached/sealed drums, always without having passed 171 through the system recycled, at Sellers last invoiced net purchased prices excluding cost of barging evidenced by original 172 invoices/vouchers for the bunkers and at list price less 40% for the lubs. Two days prior vessel’s delivery ROB luboil quantities as well as the estimated lubs on delivery will be jointly measured and agreed by the Sellers and Buyers representatives. Price to be at list less 40%. Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price. 8. Documentation (See Clause 47- ) 175
The place of closing: Piraeus, Athens, Greece and/ or New York 176
In exchange for payment-of-the Purchase Price the Sellers-shall furnish the Buyers with delivery — 177 document. namely: — — -178 a} Legal Bill-of-Sale In a form recordable in (the-country in which the Buyers — 179 to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages 180 and maritime lions or any other debts or claims whatsoever, duly notarially attested-and 181 legalized by-the consul of such -country or other-competent authority. 182 b}- -Current Certificate of Ownership issued by-the-competent authorities of the flag state of 183 the-Vessel. 184 c)- Confirmation of Class issued within 72 hours prior to delivery. • 185 d) Current Certificate issued by the competent authorities stating that the Vessel-is free from 186 registered encumbrances. 187 e} Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of 185 deletion appropriate-to the Vessel’s-registry at the time of delivery ,or,in the event that the 186 registry-does not-as a matter of practice issue such-documentation immediately, a written 100 undertaking-by the Sellers to effect deletion from the Vessel’s registry-forthwith and furnish a 191 Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 — • 192 (four) weeks after the Purchase Price has boon paid and the Vessel has been delivered. — — 193 f) Any such additional-documents as may -reasonably-be -required by-the-competent authorities 194 for the purpose of registering the-Vessel, provided the-Buyers notify the Sellers of any such 195 documents as soon as possible-after-the-date of this Agreement. — - 196
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of 1 97 Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the 1 98 Buyers. 12S At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all 200
Plans/drawings/instructionbooks relative to main engine and auxiliaries/SOPEP/publications as on board, etc., which are on board the Vessel. Other certificates which are on board the Vessel 201 shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the 202
Buyers to have the right to take copies. All other technical documentation and plans, etc. ashore which may 20; be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so 204 request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take 205 copies of same. 206 9. Encumbrances 207
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and/or maritime liens or any other debts and/or claims whatsoever against the Vessel and/or the 20E Sellers. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made 210 against the Vessel which have been incurred prior to the time of delivery and reference to clause 7. 3 of the Master Agreement 211
10. Taxes, etc. 212 Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag 213 shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ 214 register shall be for the Sellers’ account. 21 5 11. Condition on delivery 213
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is 217 delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be 218

16. Arbitration 262
a}*’ This Agreement shall be governed by arid construed in accordance with English law and 253 any dispute arising out of this Agreement shall be referred to arbitration in London before three Arbitrators in accordance with the Arbitration Act 1 996 or any statutory modification or 264 re-enactment thereof for the time being in force and the terms of the London Maritime Arbitration Association then in force, one arbitrator being appointed by each party. 265 On the receipt by one party of the nomination in writing of the other party’s arbitrator 267 that party shall appoint their arbitrator within fourteen days 268
If that party does not appoint its own arbitrator within the fourteen days specified the party 269 referring a dispute to arbitration may, without the requirement of any further prior notice to the 266 other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly, 267 The award of the sole arbitrator shall be binding on both parties as if it had been appointed by 268 agreement. The two arbitrators properly appointed shall appoint the third arbitrator who shall act 269 as chairman of the Tribunal. 270 b^ This Agreement shall be governed by- and construed in accordance with Title 9 of the 274 United-States- Code and the Law of the State of New York and should any dispute-arise out-of 272 this Agreement, the matter-in dispute shall be referred to three persons at New York, one-t0 -273 be appointed by each of the parties hereto, and the third by the two so chosen: their — • • • — • — -244 decision or that of any two of them shall-be final, and for purpose of enforcing any award, this 275 Agreement may be made a rule of the Court. 2-76 The proceedings shall be conducted in accordance with the rules of the Society of Maritime 277 Arbitrators, Inc. New York. 278 e^ Any dispute-arising -out of -this Agreement-shall be referred to arbitration at 279 -•• — — subject of the procedures applicable there. 286 The-laws-of shall-govern this Agreement. 244 * 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of 282 deletions, alternative 16 a) to apply. 283
Additional Clauses from 17 to 18 form an integral part of this Memorandum of Agreement

Appendix to Memorandum of Agreement code-name SALEFORM 1993-dated 11th-October-2007 — M/V “HAMBURG MAX”
CLAUSE 17
The 20 pet deposit shall be made on the Initial Closing Date as defined in Clause 2. 4(b) of the Master Agreement referred in Clauce 31 hereof. The 20 pet deposit and balance of 80 pet together with extra payment for luboils and or bunkers, to be paid on day of delivery at Sellers’ nominated bank provided however that if the Vessel is delivered on the Initial Closing Date, Buyers will not be required to pay the 20% deposit into the joint account referred to in Clause 2 and they will make payment of 100% of the purchase price directly to the Sellers. On delivery of the Vessel, in exchange for payment of the purchase price of the Vessel and extra payment for luboils and/or bunkers, Sellers will provide the Buyers with against delivery documents reasonably needed by Buyers to acquire legal ownership and register the vessel under her new flag. Such documents to be mutually agreed and listed in an Addendum to the Memorandum of Agreement, but shall include, without limitation, the closing deliveries as required by Clause 2. 2 and 2. 4 of the Master Agreement as well as each party’s respective officer certificate dated the Initial Closing Date setting forth names and signatures of signatories to MOA and other related documents as well certifying and attaching charter documents of such party in effect as of the date of the Initial Closing Date and duly executed shareholder and director resolutions approving the entry into the Master Agreement referred to in Clause 31 hereof, this MOA, other related documents and the transactions contemplated hereby and thereby. Signing of the Addendum shall not delay signing of MoA and lodging of the deposit.
CLAUSE 18
Sellers to confirm in writing on delivery that to the best of their knowledge the vessel:
is not blacklisted by any Arab countries / nations or any other countries or organizations; has not touched bottom since her last dry docking,
CLAUSE 19
All negotiation and eventual sale to be kept strictly private and confidential between all parties involved except where required by Statutory or U. S. Stock listed requirements. However should despite the efforts of all parties involved details of the sale become known or reported in the market neither the Sellers not the Buyers have the right to withdraw from the sale or fail to fulfill all their obligations under this Agreement.
This Memorandum of Agreement is drawn up in two originals with even tenor and date, One original shall be retained by the Sellers and one original shall be retained by the Buyers.
CLAUSE 20
Vessel to be delivered free of cargo, cargo residues and free of any dunnage, with holds swept, clean and dry on completion of last voyage, prior delivery.

CLAUSE 21 Sellers warrant that on the date hereof and on the date of Vessel’s delivery, the Vessel shell be entitled to trade worldwide within Institute Warranty Limits without restriction or limitation.
Sellers also to confirm on delivery that vessel has not traded during the last two (2) years in CIS Pacific Countries, but if traded, then, a valid Phytosanitary Certificate to be presented.
CLAUSE 22 Canceling date to be sixty (60) days after Initial Closing Date
CLAUSE 23
Seller has good and marketable title to. is the exclusive legal and equitable owner of, and has the unrestricted power and right to sell, assign and deliver the Vessel.
CLAUSE 24
Each party hereto is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to enter into this MOA and the transactions contemplated hereby. Each party hereto is duly qualified to conduct business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 25
Each party hereto has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this MOA and otherwise to carry out its obligations here under. The execution and delivery of this MOA and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, other corporate or other action or proceeding on the part of either party hereto is necessary to authorize this MOA or the consummation of the transactions contemplated hereby. This MOA has been duly executed by each party hereto and, when delivered, will constitute the valid and binding obligation of each such party, enforceable against each such party in accordance with its terms, except (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
CLAUSE 26
The execution, delivery and performance of this MOA by each party hereto and the consummation by such party of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of its respective charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such party is a party thereto or by which any property or asset of such party is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which such party is subject or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any governmental authority to which such party is subject, or by which any property or asset of such party is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as defined in the Master Agreement).
CLAUSE 27

Neither party is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any governmental authority or other person or entity in connection with the execution, delivery and performance by such party of this MOA, other than those that have been made or obtained by such party prior to the date of this MOA.
CLAUSE 2S This Agreement is one of the “MOA“s referred to and defined in (1) the Master Agreement dated the date hereof and executed and delivered concurrently herewith by the Sellers, the Buyers, and others, If there is any inconsistency between the terms and conditions of this Agreement and the terms and conditions of said Master Agreement with respect to the sale and purchase of the Vessel, then the terms and conditions of this Agreement shall prevail. Notwithstanding the above, the obligations of each party under this MOA are subject to: (i) Seanergy obtaining the initial Closing / Shareholder Approval, as defined in the Master Agreement. and (ii) The satisfaction or waiver of each of the applicable conditions set forth in Article VIll of the Master Agreement. “
In case Seanergy fails to obtain the Shareholder Approval the Initial Closing as defined in the Master Agreement does not take place as provided in the Master Agreement, this Memorandum of Agreement shall be automatically terminated, cancelled and of no further force and effect without responsibility of any of the parties.
/For the Sellers (1) For the Buyers(2)
/s/ /s/ —— — Name Name Title Title

ANNEX H

<u>**TECHNICAL MANAGEMENT AGREEMENT**</u>

THIS AGREEMENT is made on this 20th day of May 2008

BETWEEN:

(1) SEANERGY MANAGEMENT CORP. (the "**Company**") a company incorporated in Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Island, P.O.Box 1405, Majuro, Marshall Islands, MH 96960, for its own behalf and as agent for and on behalf of the Shipowning Subsidiaries;

(2) ENTERPRISES SHIPPING AND TRADING S.A. (the "**Manager**") a company incorporated in Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia

WHEREAS

(A) The Company is a wholly owned subsidiary of Seanergy Merger Corp. ("**Seanergy**"), and the Company has been appointed by Seanergy and its various shipowning subsidiaries from time to time (the "**Shipowning Subsidiaries**" and together with Seanergy and the Company, the "**Group**" and any of them a "**member of the Group**") as their agent to provide certain administrative and financial support services to the Group, to appoint and instruct on behalf of the Group agents for the provision of commercial and technical management services and to monitor the performance of such agents.

(B) As a condition to entering into that certain Master Agreement (the "**Master Agreement**"), dated the date hereof, by and among Seanergy Marine Corp., Seanergy and various other parties, the Company, on behalf of the Group, wishes to appoint the Manager as the technical manager of the vessels owned by the Shipowning Subsidiaries from time to time (the "**Vessels**" and each a "**Vessel**"), on the terms and conditions set out herein.

NOW THEREFORE IT IS HEREBY AGREED:

1. Appointment and Services

1.1 In consideration of the payment of the fees hereinafter described, the Company as principal and as agent for and on behalf of the Shipowning Subsidiaries hereby appoints the Manager as the exclusive agent of the Group for the provision of technical management services (the "**Services**") more fully described in the form of amended Shipman 98 management agreement set out in Schedule 1 to this Agreement (the "**Shipman Form**"), the terms of which are an integral part of this Agreement. References in the Shipman Form to the "Owners" shall be construed for the purposes of this Agreement to be references to the relevant member of the Group. In case of conflict between the Shipman Form and the other terms of this Agreement, the latter shall prevail.

1

1.2 Subject to the terms and conditions herein provided, during the period of this Agreement, the Manager shall carry out the Services as agents for and on behalf of the members of the Group. The Manager shall have authority to take such actions as it may from time to time in its absolute discretion consider to be necessary to enable it to perform the Services.

1.3 The Manager in the performance of the Services shall be entitled to have regard to its overall responsibilities in relation to all vessels as may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, the Manager shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Manager in its absolute discretion consider to be fair and reasonable.

1.4 The Company shall procure forthwith that each member of the Group (including such entities as may become members of the Group from time to time) shall evidence its agreement to be bound by the terms and conditions of this Agreement by executing a deed of accession to this Agreement in the form of Schedule 2.

2. Duration

This Agreement shall be effective as of the signing of this Agreement and shall continue for an initial period of two (2) year. This Agreement shall be automatically extended for successive one year periods, unless three (3) months written notice by either party is given prior to the commencement of the then next period

3. Fees

3.1 For services performed hereunder by the Manager, the Company shall pay or shall procure that each relevant member of the Group pays the Manager for its services as Manager under this Agreement a fee per Vessel of €416.00 per day until 31 December 2008, thereafter adjusted on an annual basis by an amount equal to the percent change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time, such fee shall be payable monthly in advance, the first payment with respect to a Vessel shall be due on the date that title to that Vessel is registered in the name of a Shipowning Subsidiary. All subsequent payments shall be due on the first Business Day of each following month

3.2 Payment shall be made to such other account as the Manager nominates by notice in writing to the Company from time to time

4. Responsibilities

4.1 **"Force Majeure Event"**- Neither any member of the Group nor the Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control. Force majeure will only relieve a party from any

2

obligation to the extent that the event actually prevents performance of the obligation and has not been caused by that party's default. The party claiming force majeure must notify the other party of the commencement and the end of the force majeure events, and take all reasonable steps to mitigate the effects thereof.

4.2 The Manager, without prejudice to Clause 4.1, shall be under no liability whatsoever to any member of the Group for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel) and howsoever arising in the course of performance of the Services UNLESS the same is proven to have resulted solely from the gross negligence or wilful default of the Manager or its employees, or agents or sub-contractors employed by it, in which case the Manager's liability for all incidents or series of incidents arising in any calendar year shall never exceed a total of ten (10) times the actual annual management fee paid in that year hereunder.

4.3 *(Indemnity)* Except to the extent and solely for the amount therein set out that the Manager would be liable under Clause 4.2, the members of the Group hereby undertake to keep the Manager and its employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them or any of them arising out of or in connection with the performance of the Agreement or by virtue of the Manager being a service provider/agent to the Group, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Manager may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement, except where such costs, losses, damages and expenses have been occasioned by the Manager's own gross negligence or wilful default.

4.4 *("Himalaya Clause")* It is hereby expressly agreed that no employee or agent of the Manager (including every sub- contractor from time to time employed by the Manager) shall in any circumstances whatsoever be under any liability whatsoever to any member of the Group for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 4, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Manager or to which the Manager is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid and each such employee and agent shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce and to enjoy the benefit of this Clause 4.

3

5. **Duration of the Agreement and Termination**

5.1 This Agreement shall come into effect on the day and year referred in Clause 2 and shall continue until it is terminated:

(a) by either party in accordance with Clause 2;

(b) by the Manager forthwith on the giving of written notice to the Company if:

(i) any moneys payable by any member of the Group under this Agreement shall not have been received in the Manager's nominated account within ten (10) calendar days of receipt by the Company of the Manager's written request; or

(ii) any Vessel is repossessed by a secured creditor.

(c) by either the Company or the Manager at any time on the giving of notice if the other is in breach of any material term of this Agreement and that breach is not remedied, within 10 Business Days of the terminating party giving notice to the party in breach, to the satisfaction of the terminating party (acting reasonably).

5.2 This Agreement shall be deemed to be terminated

(a) in relation to a Vessel (and the Shipowning Subsidiary which is the owner of that Vessel) in the case of the sale of that Vessel or if that Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. The Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred;

(b) in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

6. **Limitation of Liability**

6.1 The Manager shall not be liable for any indirect or consequential losses for any reason whatsoever.

7. **Payment Netting and Set Off**

All amounts due under this Agreement shall be paid in full without any deduction or withholding other than as required by law. All amounts referred to in this Agreement are expressed exclusive of any value added tax in any

4

applicable jurisdiction. No member of the Group shall be entitled to assert any credit, set-off or counterclaim against the Manager in order to justify withholding payment of any such amount in whole or in part.

8 **Notices**

If to Seanergy Management Corp.:

c/o Vgenopoulos & Partners
15 Filikis Eterias Square
Athens 106 73, Greece
Facsimile: +30-210 723 1462
Attention: Ioannis Tsigkounakis

If to Enterprises Shipping and Trading S.A.:

11 Poseidonos Avenue
167 77 Elliniko
Athens, Greece
Facsimile: +30 210 898 3157
Attention: General Manager

9. **Governing Law and Dispute Resolution**

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996, or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause. The Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. Each party to appoint one arbitrator and the two so appointed to appoint the third who shall act as chairman of the Tribunal. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding in both parties. The two arbitrators so appointed shall appoint the third arbitrator within fourteen days.

5

10. This Agreement is the *Technical Management Agreement* referred to and defined in the Master Agreement. In case the *Initial Closing* as defined in the Master Agreement does not take place as provided in the Master Agreement, then this Agreement shall be automatically terminated without responsibility to any of the parties.

IN WITNESS WHEREOF, the parties hereinabove have caused this Agreement to be signed in duplicate by their respective and duly authorized representatives as of the date first written hereinabove.

SEANERGY MANAGEMENT CORP.

By: ______________________
Name: ELIAS COLOCUNDIS
Title: DIRECTOR

ENTERPRISES SHIPPING AND TRADING S.A.

By: ______________________
Name: George Sarris
Title: President

6

Schedule 2

Deed of Accession

[ ] 200[ ]

From: [ ]

To: [ ]

Dear Sirs,

Re: Technical Management Agreement of [ ] and made between (1) Seanergy Management Corp. (the "Company") and Enterprises Shipping and Trading S.A. (the "Manager")

We refer to the Technical Management Agreement (the "**Agreement**"). We are a Shipowning Subsidiary as defined in the Agreement and are to become owners of the vessel "[ ]" (the "Vessel").

We hereby confirm that:

(a) the Company has entered into the Agreement as our agent, for and on our behalf; and

(b) we are bound to observe the terms and conditions of the Agreement as if we were a named signatory therein.

We confirm that we are the Company's principal in respect of the Agreement as it relates to the Vessel and ourselves. We hereby confirm that the Company has full authority on our behalf (i) to execute the Agreement and any agreement or addendum supplemental thereto, (ii) to give to the Manager any instructions required of us under the Agreement, (iii) to exercise any of our rights under the Agreement and (iv) to act in accordance with the terms contained in the Agreement, both on our behalf and on all matters relating to us, which are the subject of the Agreement and as they relate to the Vessel. We hereby confirm that we will be bound by any actions taken by the Company under the Agreement on our behalf and we hereby confirm and ratify any such actions taken by the Company.

The terms and provisions of this letter shall be governed by and construed in accordance with English law, and this letter is being executed as a deed on the date first above written.

Yours faithfully,

____

For and on behalf of
[ ]

In the presence of:

____

8

1 Date of Agreement	**THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)** **STANDARD SHIP MANAGEMENT AGREEMENT** **CODE NAME: "SHIPMAN 98"** **Part I**
2 Owners (name, place of registered office and law of registry) (Cl. 1) Name Place of registered office Law of registry	3. Managers (name, place of registered office and law of registry) (Cl. 1) Enterprises Shipping and Trading S.A. Name 80 Broad Street Place of registered office Monrovia, Liberia Law of registry
4. Day and year of commencement of Agreement (Cl. 2) from the date of registration of the Vessel in the ownership of the Owner	
5. Crew Management (state "yes" or "no" as agreed) (Cl. 3.1) YES	6. Technical Management (state "yes" or "no" as agreed) (Cl. 3.2) YES
7. ~~Commercial Management~~ (state "yes" or "no" as agreed) (Cl. 3.3) Additional Services YES	8. Insurance Arrangements (state "yes" or "no" as agreed) (Cl. 3.4) YES
9. Accounting Services (state "yes" or "no" as agreed) (Cl. 3.5) YES	10. Sale or purchase of the Vessel (state "yes" or "no" as agreed) (Cl. 3.6) YES
11. Provisions (state "yes" or "no" as agreed) (Cl. 3.7) YES	12. Bunkering (state "yes" or "no" as agreed) (Cl. 3.8) YES
13. Chartering Services Period (only to be filled in if "yes" stated in Box 7) (Cl. 3.3(i)) NO	14. Owners' Insurance (state alternative (i), (ii) or (iii) of Cl. 6.3) YES
15. ~~Annual~~ Management Fee (state annual amount) (Cl. 8.1) euro 416 per day until 31/12/08, thereafter increased by an amount equal to the percent change in the Eurostat HIPC All Items for Greece	16. Severance Costs (state maximum amount) (Cl. 8.4(ii)) US$50,000
17. Day and year of termination of Agreement (Cl. 17) 2 calendar years from the date of the Initial Closing (as defined in the Master Agreement)	18. Law and Arbitration (state alternative 19.1, 19.2 or 19.3; if 19.3 place of arbitration must be stated) (Cl. 19) Clause 19.1
19. Notices (state postal and cable address, telex and telefax number for serving notice and communication to the Owners) (Cl. 20)	20. Notices (state postal and cable address, telex and telefax number for serving notice and communication to the Managers) (Cl. 20) 11 Poseidonos Avenue Elliniko 16677 Athens, Greece Attention: Managing Director Tel 30 210 891 0111 Fax 30 210 898 3612

It is mutually agreed between the party stated in Box 2 and the party stated in Box 3 that this Agreement consisting of PART I and PART II as well as Annexes "A" (Details of Vessel), "B" (Details of Crew), "C" (Budget) and "D" (Associated vessels) attached hereto, shall be performed subject to the conditions contained herein. I the event of a conflict of conditions, the provisions of PART I and Annexes "A", "B", "C" and "D" shall prevail over those of PART II to the extent of such conflict but n further

Signature(s) (Owners)	Signature(s) (Managers)

Copyright, published by
The Baltic and International Maritime Council (BIMCO), Copenhagen
ISSUED: August 1998

"Master Agreement" means the master agreement of the same date as this Agreement made between Seanergy Maritime Corp., Seanergy Merger Corp. and others, as the same is amended from time to time

PART II

"Shipman 98" Standard Ship Management Agreement

1. Definitions

In this Agreement save where the context otherwise requires, the following words and expressions shall have the meanings hereby assigned to them.

"Owners" means the party identified in Box 2.

"Managers" means the party identified in Box 3.

"Vessel" means the vessel or vessels details of which are set out in Annex "A" attached hereto.

"Crew" means the Master, officers and ratings of the numbers, rank and nationality specified in Annex "B" attached hereto.

"Crew Support Costs" means all expenses of a general nature which are not particularly referable to any individual vessel for the time being managed by the Managers and which are incurred by the Managers for the purpose of providing an efficient and economic management service and, without prejudice to the generality of the foregoing, shall include the cost of crew standby pay, training schemes for officers and ratings, cadet training schemes, sick pay, study pay, recruitment and interviews.

"Severance Costs" means the costs which the employers are legally obliged to pay to or in respect of the Crew as a result of the early termination of any employment contract for service on the Vessel.

"Crew Insurances" means insurances against crew risks which shall include but not be limited to death, sickness, repatriation, injury, shipwreck unemployment indemnity and loss of personal effects.

"Management Services" means the services specified in sub-clauses 3.1 to 3.8 as indicated affirmatively in Boxes 5 to 12.

"ISM Code" means the International Management Code for the Safe Operation of Ships and for Pollution Prevention as adopted by the International Maritime Organization (IMO) by resolution A.741(18) or any subsequent amendment thereto.

"STCW 95" means the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended in 1995 or any subsequent amendment thereto.

2. Appointment of Managers

With effect from the day and year stated in Box 4 and continuing unless and until terminated as provided herein, the Owners hereby appoint the Managers and the Managers hereby agree to act as the Managers of the Vessel.

3. Basis of Agreement

Subject to the terms and conditions herein provided, during the period of this Agreement, the Managers shall carry out Management Services in respect of the Vessel as agents for and on behalf of the Owners. The Managers shall have authority to take such actions as they may from time to time in their absolute discretion consider to be necessary to enable them to perform this Agreement in accordance with sound ship management practice.

3.1 Crew Management

(only applicable if agreed according to Box 5)

The Managers shall provide suitably qualified Crew for the Vessel as required by the Owners in accordance with the STCW 95 requirements, provision of which includes but is not limited to the following functions:

(i) selecting and engaging the Vessel's Crew, including payroll arrangements, pension administration, and insurances for the Crew other than those mentioned in Clause 6;

(ii) ensuring that the applicable requirements of the law of the flag of the Vessel are satisfied in respect of manning levels, rank, qualification and certification of the Crew and employment regulations including Crew's tax, social insurance, discipline and other requirements;

(iii) ensuring that all members of the Crew have passed a medical examination with a qualified doctor certifying that they are fit for the duties for which they are engaged and are in possession of valid medical certificates issued in accordance with appropriate flag State requirements. In the absence of applicable flag State requirements the medical certificate shall be dated not more than three months prior to the respective Crew members leaving their country of domicile and maintained for the duration of their service on board the Vessel;

(iv) ensuring that the Crew shall have a command of the English language of a sufficient standard to enable them to perform their duties safely;

(v) arranging transportation of the Crew, including repatriation;

(vi) training of the Crew and supervising their efficiency;

(vii) conducting union negotiations;

(viii) operating the Managers' drug and alcohol policy unless otherwise agreed.

3.2 Technical Management

(only applicable if agreed according to Box 6)

The Managers shall provide technical management which includes, but is not limited to, the following functions:

(i) provision of competent personnel to supervise the maintenance and general efficiency of the Vessel;

(ii) arrangement and supervision of dry dockings, repairs, alterations and the upkeep of the Vessel to the standards required by the Owners provided that the Managers shall be entitled to incur the necessary expenditure to ensure that the Vessel will comply with the law of the flag of the Vessel and of the places where she trades, and all requirements and recommendations of the classification society;

(iii) arrangement of the supply of necessary stores, spares and lubricating oil;

(iv) appointment of surveyors and technical consultants as the Managers may consider from time to time to be necessary;

(v) development, implementation and maintenance of a Safety Management System (SMS) in accordance with the ISM Code (see sub-clauses 4.2 and 5.3).

3.3 ~~Commercial Management~~ Additional Services

(only applicable if agreed according to Box 7)

The Managers shall provide the commercial operation of the Vessel, as required by the Owners, which includes, but is not limited to, the following functions:

(i) providing chartering services in accordance with the Owners' instructions which include, but are not limited to, seeking and negotiating employment for the Vessel and the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of the Vessel. If such a contract exceeds the period stated in Box 13, consent thereto in writing shall first be obtained from the Owners.

(ii) arranging of the proper payment to Owners or their nominees of all hire and/or freight revenues or other moneys of whatsoever nature to which Owners may be entitled arising out of the employment of or otherwise in connection with the Vessel.

(iii) providing voyage estimates and accounts and calculating of hire, freights, demurrage and/or despatch moneys due from or due to the charterers of the Vessel;

(iv) issuing of voyage instructions;

(v) appointing agents;

(vi) appointing stevedores;

(vii) arranging surveys associated with the commercial operation of the Vessel.

3.4 Insurance Arrangements

PART II

"Shipman 98" Standard Ship Management Agreement

(only applicable if agreed according to Box 8)
The Managers shall arrange insurances in accordance with Clause 6, on such terms and conditions as the Owners shall have instructed or agreed, in particular regarding conditions, insured values, deductibles and franchises.

3.5 Accounting Services
(only applicable if agreed according to Box 9)
The Managers shall:

(i) establish an accounting system which meets the requirements of the Owners and provide regular accounting services, supply regular reports and records,

(ii) maintain the records of all costs and expenditure incurred as well as data necessary or proper for the settlement of accounts between the parties.

3.6 Sale or Purchase of the Vessel
(only applicable if agreed according to Box 10)
The Managers shall, in accordance with the Owners' instructions, supervise the sale or purchase of the Vessel, including the performance of any sale or purchase agreement, but not negotiation of the same.

3.7 Provisions *(only applicable if agreed according to Box 11)*
The Managers shall arrange for the supply of provisions.

3.8 Bunkering *(only applicable if agreed according to Box 12)*
The Managers shall arrange for the provision of bunker fuel of the quality specified by the Owners as required for the Vessel's trade.

4. Managers' Obligations

4.1 The Managers undertake to use their ~~best~~ reasonable commercial endeavours to provide the agreed Management Services as agents for and on behalf of the Owners in accordance with sound ship management practice and to protect and promote the interests of the Owners in all matters relating to the provision of services hereunder.
Provided, however, that the Managers in the performance of their management responsibilities under this Agreement shall be entitled to have regard to their overall responsibility in relation to all vessels as may from time to time be entrusted to their management and in particular, but without prejudice to the generality of the foregoing, the Managers shall be entitled to allocate available supplies, manpower and services in such manner as in the prevailing circumstances the Managers in their absolute discretion consider to be fair and reasonable.

4.2 Where the Managers are providing Technical Management in accordance with sub-clause 3.2, they shall procure that the requirements of the law of the flag of the Vessel are satisfied and they shall in particular be deemed to be the "Company" as defined by the ISM Code, assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code when applicable.

5. Owners' Obligations

5.1 The Owners shall pay all sums due to the Managers punctually in accordance with the terms of this Agreement.

5.2 Where the Managers are providing Technical Management in accordance with sub-clause 3.2, the Owners shall:

(i) procure that all officers and ratings supplied by them or on their behalf comply with the requirements of STCW 95;

(ii) instruct such officers and ratings to obey all reasonable orders of the Managers in connection with the operation of the Managers' safety management system.

5.3 Where the Managers are not providing Technical Management in accordance with sub-clause 3.2, the Owners shall procure that the requirements of the law of the flag of the Vessel are satisfied and that they, or such other entity as may be appointed by them and identified to the Managers, shall be deemed to be the "Company" as defined by the ISM Code assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code when applicable.

6. Insurance Policies

The Owners shall procure, whether by instructing the Managers under sub-clause 3.4 or otherwise, that throughout the period of this Agreement:

6.1 at the Owners' expense, the Vessel is insured for not less than her sound market value or entered for her full gross tonnage, as the case may be for:

(i) usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(ii) protection and indemnity risks (including pollution risks and Crew Insurances); and FDD; and

(iii) war risks (including protection and indemnity and crew risks) in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with first class insurance companies, underwriters or associations ("the Owners' Insurances");

6.2 all premiums and calls on the Owners' Insurances are paid promptly by their due date,

6.3 the Owners' Insurances name the Managers and, subject to underwriters' agreement, any third party designated by the Managers as a joint assured, with full cover, with the Owners obtaining cover in respect of each of the insurances specified in sub-clause 6.1:

(i) on terms whereby the Managers and any such third party are liable in respect of premiums or calls arising in connection with the Owners' Insurances; or

(ii) if reasonably obtainable, on terms such that neither the Managers nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Owners' Insurances; or

(iii) on such other terms as may be agreed in writing.

Indicate alternative (i), (ii) or (iii) in Box 14. If Box 14 is left blank then (i) applies.

6.4 written evidence is provided, to the reasonable satisfaction of the Managers, of their compliance with their obligations under Clause 6 within a reasonable time of the commencement of the Agreement, and of each renewal date and, if specifically requested, of each payment date of the Owners' Insurances.

7. Income Collected and Expenses Paid on Behalf of Owners

7.1 All moneys collected by the Managers under the terms of this Agreement (other than moneys payable by the Owners to the Managers) and any interest thereon shall be held to the credit of the Owners in a separate bank account operated by the Owners.

7.2 All expenses incurred by the Managers under the terms of this Agreement on behalf of the Owners (including expenses as provided in Clause 8) may be debited against any credit balance maintained by the Managers as is reflected in the accounting records maintained by the Managers with respect to the Owners ~~the Owners in the account referred to under sub-clause 7.1~~ but shall in any event remain payable by the Owners to the Managers on demand.

8. Management Fee

8.1 The Owners shall pay to the Managers for their services as Managers under this Agreement ~~an annual~~ management fee as stated in Box 15 which shall be payable ~~by equal~~ monthly ~~instalments~~ in advance, the first instalment being payable on the commencement of this Agreement (see Clause 2 and Box 4) and subsequent instalments being payable every month.

8.2 The management fee shall be subject to an annual ~~review~~ adjustment on the anniversary date of the Agreement ~~and the proposed fee shall be presented in the annual budget referred to in sub-~~

arter, payable in 3 equal monthly instalments
advance on the first Piraeus business day of
th calendar month

PART II

"Shipman 98" Standard Ship Management Agreement

~~clause 9.4~~

8.3 The Managers shall, at no extra cost to the Owners, provide their own office accommodation, office staff, facilities and stationery. Without limiting the generality of Clause 7 the Owners shall reimburse the Managers for postage and communication expenses, travelling expenses, and other out of pocket expenses properly incurred by the Managers in pursuance of the Management Services.

8.4 In the event of the appointment of the Managers being terminated by the Owners or the Managers in accordance with the provisions of Clauses 17 and 18 other than by reason of default by the Managers, or if the Vessel is lost, sold or otherwise disposed of, the "management fee" payable to the Managers according to the provisions of sub-clause 8.1, shall continue to be payable for a further period of three calendar months as from the termination date. In addition, provided that the Managers provide Crew for the Vessel in accordance with sub-clause 3.1:

(i) the Owners shall continue to pay Crew Support Costs during the said further period of three calendar months and

(ii) the Owners shall pay an equitable proportion of any Severance Costs which may materialize, not exceeding the amount stated in Box 16.

8.5 If the Owners decide to lay-up the Vessel whilst this Agreement remains in force and such lay-up lasts for more than three months, an appropriate reduction of the management fee for the period exceeding three months until one month before the Vessel is again put into service shall be mutually agreed between the parties.

8.6 Unless otherwise agreed in writing all discounts and commissions obtained by the Managers in the course of the management of the Vessel shall be credited to the Owners.

9. Budgets and Management of Funds

9.1 The Managers shall present to the Owners annually a budget for the following twelve months in such form as the [easonably] Owners' require. The budget for the first year hereof is set out in Annex "C" hereto. Subsequent annual budgets shall be prepared by the Managers and submitted to the Owners not less than three months before the anniversary date of the commencement of this Agreement (see Clause 2 and Box 4).

9.2 The Owners shall indicate to the Managers their acceptance and approval of the annual budget within one month of presentation and in the absence of any such indication the Managers shall be entitled to assume that the Owners have accepted the proposed budget.

9.3 Following the agreement of the budget, the Managers shall prepare and present to the Owners their estimate of the working capital requirement of the Vessel and the Managers shall each [quarter] ~~month~~ up-date this estimate. Based thereon, the Managers shall each ~~month~~ [quarter] request the Owners in writing for the funds required to run the Vessel for the ensuing ~~month, including the payment~~ of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. ~~Such~~ funds shall be received by the Managers within ten running days after the receipt by the Owners of the Managers' written request and shall be held to the credit of the Owners in a separate bank account.

[The Manager may request in writing additional funds to cover the payment]

[In each case, such]

9.4 The Managers shall produce a comparison between budgeted and actual income and expenditure of the Vessel in such form as required by the Owners ~~monthly or at~~ [quarterly] such other intervals as mutually agreed.

9.5 Notwithstanding anything contained herein to the contrary, the Managers shall in no circumstances be required to use or commit their own funds to finance the provision of the Management Services.

10. Managers' Right to Sub-Contract

The Managers shall not have the right to sub-contract any of their obligations hereunder, ~~including~~ [other than] those mentioned in sub-clause 3.1, without the prior written consent of the Owners which shall not be unreasonably withheld. In the event of such a sub-contract the Managers shall remain fully liable for the due performance of their obligations under this Agreement.

11. Responsibilities

11.1 ***Force Majeure*** - Neither the Owners nor the Managers shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control.

11.2 ***Liability to Owners*** - (i) Without prejudice to sub-clause 11.1, the Managers shall be under no liability whatsoever to the Owners for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Management Services **UNLESS** same is proved to have resulted solely from the negligence, gross negligence or wilful default of the Managers or their employees, or agents or sub-contractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expense has resulted from the Managers' personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Managers' liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of ten times the annual management fee payable hereunder.

(ii) Notwithstanding anything that may appear to the contrary in this Agreement, the Managers shall not be liable for any of the actions of the Crew, even if such actions are negligent, grossly negligent or wilful, except only to the extent that they are shown to have resulted from a failure by the Managers to discharge their obligations under sub-clause 3.1, in which case their liability shall be limited in accordance with the terms of this Clause 11.

11.3 ***Indemnity*** - Except to the extent and solely for the amount therein set out that the Managers would be liable under sub-clause 11.2, the Owners hereby undertake to keep the Managers and their employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the Agreement, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Managers may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement.

[or by virtue of our being a service provider/agent to the Owner, a member of the Seanergy Maritime Corp./Seanergy Merger Corp. group.]

11.4 ***"Himalaya"*** - It is hereby expressly agreed that no employee or agent of the Managers (including every sub-contractor from time to time employed by the Managers) shall in any circumstances whatsoever be under any liability whatsoever to the Owners for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 11, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Managers or to which the Managers are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Managers acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 11 the Managers are or shall be deemed to be

PART II
"Shipman 98" Standard Ship Management Agreement

acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall ~~to this extent be or be deemed to be parties to this Agreement~~ have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce and enjoy the benefits of this Clause.

12. Documentation

Where the Managers are providing Technical Management in accordance with sub-clause 3.2 and/or Crew Management in accordance with sub-clause 3.1, they shall make available, upon Owners' request, all documentation and records related to the Safety Management System (SMS) and/or the Crew which the Owners need in order to demonstrate compliance with the ISM Code and STCW 95 or to defend a claim against a third party.

13. General Administration

13.1 The Managers shall handle and settle all claims arising out of the Management Services hereunder and keep the Owners informed regarding any incident of which the Managers become aware which gives or may give rise to claims or disputes involving third parties.

13.2 The Managers shall, as instructed by the Owners, bring or defend actions, suits or proceedings in connection with matters entrusted to the Managers according to this Agreement.

13.3 The Managers shall also have power to obtain legal or technical or other outside expert advice in relation to the handling and settlement of claims and disputes or all other matters affecting the interests of the Owners in respect of the Vessel.

13.4 The Owners shall arrange for the provision of any necessary guarantee bond or other security.

13.5 Any costs reasonably incurred by the Managers in carrying out their obligations according to Clause 13 shall be reimbursed by the Owners.

14. Auditing

The Managers shall at all times maintain and keep true and correct accounts and shall make the same available for inspection and auditing by the Owners at such times as may be mutually agreed. On the termination, for whatever reasons, of this Agreement, the Managers shall release to the Owners, if so requested, the originals where possible, or otherwise certified copies, of all such accounts and all documents specifically relating to the Vessel and her operation.

15. Inspection of Vessel

The Owners shall have the right at any time after giving reasonable notice to the Managers to inspect the Vessel for any reason they consider necessary.

16. Compliance with Laws and Regulations

The Managers will not do or permit knowingly to be done anything which might cause any breach or infringement of the laws and regulations of the Vessel's flag, or of the places where she trades.

17. Duration of the Agreement

This Agreement shall come into effect on the day and year stated in Box 4 and shall continue until the date stated in Box 17. Thereafter it shall continue until terminated by either party giving to the other notice in writing, in which event the Agreement shall terminate upon the expiration of a period of ~~two~~ three months from the date upon which such notice was given.

18. Termination

18.1 *Owners' default*

(i) The Managers shall be entitled to terminate the Agreement with immediate effect by notice in writing if any moneys payable by the Owners under this Agreement and/or the owners of any associated vessel, details of which are listed in Annex "D", shall not have been received in the Managers' nominated account within ten running days of receipt by the Owners of the Managers written request or if the Vessel is repossessed by the Mortgagees.

(ii) If the Owners:

(a) fail to meet their obligations under sub-clauses 5.2 and 5.3 of this Agreement for any reason within their control, or

(b) proceed with the employment of or continue to employ the Vessel in the carriage of contraband, blockade running, or in an unlawful trade, or on a voyage which in the reasonable opinion of the Managers is unduly hazardous or improper, the Managers may give notice of the default to the Owners, requiring them to remedy it as soon as practically possible. In the event that the Owners fail to remedy it within a reasonable time to the satisfaction of the Managers, the Managers shall be entitled to terminate the Agreement with immediate effect by notice in writing.

18.2 *Managers' Default*

If the Managers fail to meet their obligations under Clauses 3 and 4 of this Agreement for any reason within the control of the Managers, the Owners may give notice to the Managers of the default, requiring them to remedy it as soon as practically possible. In the event that the Managers fail to remedy it within a reasonable time to the satisfaction of the Owners, the Owners shall be entitled to terminate the Agreement with immediate effect by notice in writing.

18.3 *Extraordinary Termination*

This Agreement shall be deemed to be terminated in the case of the sale of the Vessel or if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned.

18.4 For the purpose of sub-clause 18.3 hereof

(i) the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Owners cease to be registered as Owners of the Vessel;

(ii) the Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred.

18.5 This Agreement shall terminate forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

18.6 The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

18.7 This Agreement shall terminate upon the termination of the Master Agreement or if the Initial Closing does not take place as provided in the Master Agreement.

19. Law and Arbitration

The arbitration shall be conducted in accordance with the

PART II
"Shipman 98" Standard Ship Management Agreement

London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

In cases where neither the claim nor any counterclaim exceeds the sum of USD50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

19.2 This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Maritime Law of the United States and any dispute arising out of or in connection with this Agreement shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.

In cases where neither the claim nor any counterclaim exceeds the sum of USD50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc. current at the time when the arbitration proceedings are commenced.

19.3 This Agreement shall be governed by and construed in accordance with the laws of the place mutually agreed by the parties and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at a mutually agreed place, subject to the procedures applicable there.

19.4 If Box 18 in Part I is not appropriately filled in, sub-clause 19.1 of this Clause shall apply.

Note: 19.1, 19.2 and 19.3 are alternatives; indicate alternative agreed in Box 18.

20. Notices

20.1 Any notice to be given by either party to the other party shall be in writing and may be sent by fax, telex, registered or recorded mail or by personal service.

20.2 The address of the Parties for service of such communication shall be as stated in Boxes 19 and 20, respectively.

ANNEX "A" (DETAILS OF VESSEL OR VESSELS) TO THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO) STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: "SHIPMAN 98"

Date of Agreement:

Name of Vessel(s):

Particulars of Vessel(s):

ANNEX "B" (DETAILS OF CREW) TO
THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: "SHIPMAN 98"

Date of Agreement:

Details of Crew:

Numbers	Rank	Nationality

ANNEX "C" (BUDGET) TO
THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: "SHIPMAN 98"

Date of Agreement:

Managers' Budget for the first year with effect from the Commencement Date of this Agreement:

ANNEX "D" (ASSOCIATED VESSELS) TO
THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: "SHIPMAN 98"

NOTE: PARTIES SHOULD BE AWARE THAT BY COMPLETING THIS ANNEX "D" THEY WILL BE SUBJECT TO THE PROVISIONS OF SUB-CLAUSE 18.1(i) OF THIS AGREEMENT.

Date of Agreement:

Details of Associated Vessels:

ANNEX I

BROKERAGE AGREEMENT

THIS AGREEMENT is made on this 20th day of May 2008.

BETWEEN:

(1) SEANERGY MANAGEMENT CORP. (the "**Company**") a company incorporated in Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Island, P.O.Box 1405, Majuro, Marshall Islands, MH 96960, for its own behalf and as agent for and on behalf of the Shipowning Subsidiaries;

(2) SAFBULK (PTY) LTD. (the "**Agent**") a company incorporated in South Africa whose registered office is at E-Berth, Duncan Road, Table Bay Harbour, Cape Town 8001, and South Africa.

WHEREAS

(A) The Company is a wholly owned subsidiary of Seanergy Merger Corp. ("**Seanergy**"), and the Company has been appointed by Seanergy and its various shipowning subsidiaries from time to time (the "**Shipowning Subsidiaries**" and together with Seanergy and the Company, the "**Group**" and any of them a "**member of the Group**") as their agent to provide certain administrative and financial support services to the Group, to appoint and instruct on behalf of the Group agents for the provision of commercial and technical management services and to monitor the performance of such agents.

(B) As a condition to entering into that certain Master Agreement, dated the date hereof, by and among Seanergy Marine Corp., Seanergy and various other parties, the Company, on behalf of the Group, wishes to appoint the Agent as the agent of the Group to seek, negotiate and conclude charterparties or other contracts for the employment of the vessels owned by the Shipowning Subsidiaries from time to time (the "**Vessels**" and each a "**Vessel**"), on the terms and conditions set out herein.

NOW THEREFORE IT IS HEREBY AGREED.

1. Appointment and Services

1.1 In consideration of the payment of the fees hereinafter described, the Company as principal and as agent for and on behalf of the Shipowning Subsidiaries hereby appoints the Agent as the exclusive agent of the Group for the provision of chartering services (the "**Services**") to the Group, which include seeking and negotiating employment for the Vessels in accordance with the Company's instructions and subject to the Company's approval the conclusion (including the execution) of charter parties or other contracts relating to the employment of the Vessels, provided that the Agent is authorised to conclude employment for the Vessels of up to six (6) months duration on commercially reasonable terms.

1

1.2 Subject to the terms and conditions herein provided, during the period of this Agreement, the Agent shall carry out the Services as agents for and on behalf of the members of the Group. The Agent shall have authority to take such actions as it may from time to time in its absolute discretion consider to be necessary to enable it to perform the Services.

1.3 The Agent in the performance of the Services shall be entitled to have regard to its overall responsibilities in relation to all vessels as may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, the Agent shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Agent in its absolute discretion consider to be fair and reasonable

1.4 The Company shall procure forthwith that each Shipowning Subsidiary (including such entities as may become members of the Group from time to time) shall evidence its agreement to be bound by the terms and conditions of this Agreement by executing a deed of accession to this Agreement in the form of Schedule 1.

2. Duration

This Agreement shall be effective as of the signing of this Agreement and shall continue for an initial period of two (2) year This Agreement shall be automatically extended for successive one year periods, unless three (3) months written notice of termination by either party is given prior to the commencement of the then next period.

3. Fees

3.1 For services performed hereunder by the Agent, the Company shall pay, or procure that the relevant member of the Group pays, to the Agent a commission fee of one and a quarter percent (1.25%) calculated on the collected gross hire/ freight/ demurrage payable when the relevant hire/ freight/ demurrage are collected.

3.2 The management fee under Clause 3.1 shall be paid to the Agent within three (3) business days upon collection by the Company or relevant member of the group.

3.3 Payment shall be made to such other account as the Agent nominates by notice in writing to the Company from time to time

3.4 The Company shall provide, or procure that the relevant member of the Group provides, to the Agent, if so requested, reasonable access to all documents relating to the calculation and collection of the earnings of the Vessels.

4. Insurances

4.1 The Company shall procure that, throughout the period of this Agreement,

2

(a) at no expense to the Agent, the Vessels are insured for not less than their sound market value or entered for their full gross tonnage, as the case may be for:

(i) usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(ii) protection and indemnity risks (including pollution risks and crew insurances); and

(iii) war risks (including protection and indemnity and crew risks),

in accordance with the best practice of prudent owners of ships of a similar type to the Vessels, with first class insurance companies, underwriters or associations (the **"Shipowning Subsidiaries' Insurances"**),

(b) all premiums and calls on the Shipowning Subsidiaries' Insurances are paid promptly by their due date;

(c) the Shipowning Subsidiaries' Insurances name the Agent and, subject to underwriters' agreement, any third party designated by the Agent as a joint assured, with full cover, with the Company procuring on behalf of the relevant Shipowning Subsidiary cover in respect of each of the insurances specified in sub-clause 6.1, if reasonably obtainable, on terms such that neither the Agent nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Shipowning Subsidiaries' Insurances;

(d) written evidence is provided, to the reasonable satisfaction of the Agent, of compliance with the obligations under Clause 4 within a reasonable time from the commencement of this Agreement, and of each renewal date and, if specifically requested, of each payment date of the Shipowning Subsidiaries' Insurances.

5. **Expenses Paid on Behalf of the Group**

5.1 Any expenses incurred by the Agent under the terms of this Agreement on behalf of a member of the Group shall be paid to the Agent by the Company against supporting vouchers.

5.2 Notwithstanding anything contained herein to the contrary, the Agent shall in no circumstances be required to use or commit its own funds to finance the provision of the Services.

6. **Agent's Right to Sub-Contract**

6.1 The Agent shall have the right to sub-contract any part of its obligations hereunder to an affiliate, provided that, in the event of such a sub-contract the Agent shall remain fully liable for the due performance of their obligations under this Agreement.

3

7. **Responsibilities**

7.1 **"Force Majeure Event"**- Neither any member of the Group nor the Agent shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control. Force majeure will only relieve a party from any obligation to the extent that the event actually prevents performance of the obligation and has not been caused by that party's default. The party claiming force majeure must notify the other party of the commencement and the end of the force majeure events, and take all reasonable steps to mitigate the effects thereof.

7.2 The Agent, without prejudice to Clause 7.1, shall be under no liability whatsoever to any member of the Group for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel) and howsoever arising in the course of performance of the Services UNLESS the same is proven to have resulted solely from the gross negligence or wilful default of the Agent or its employees, or agents or sub-contractors employed by it, in which case the Agent's liability for all incidents or series of incidents arising in any calendar year shall never exceed a total of ten (10) times the actual annual management fee paid in that year hereunder.

7.3 *(Indemnity)* Except to the extent and solely for the amount therein set out that the Agent would be liable under Clause 7.2, the members of the Group hereby undertake to keep the Agent and its employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them or any of them arising out of or in connection with the performance of the Agreement or by virtue of the Agent being a service provider/agent to the Group, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Agent may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement, except where such costs, losses, damages and expenses have been occasioned by the Agent's own gross negligence or wilful default.

7.4 *("Himalaya Clause")* It is hereby expressly agreed that no employee or agent of the Agent (including every sub- contractor from time to time employed by the Agent) shall in any circumstances whatsoever be under any liability whatsoever to any member of the Group for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 7, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Agent or to which the Agent is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Agent acting as aforesaid and each such employee and agent shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce and to enjoy the benefit of this Clause 7.

4

8 **Duration of the Agreement and Termination**

8.1 This Agreement shall come into effect on the day and year referred in Clause 2 and shall continue until it is terminated.

(a) by either party in accordance with Clause 2,

(b) by the Agent forthwith on the giving of written notice to the Company if:

(i) any moneys payable by any member of the Group under this Agreement shall not have been received in the Agent's nominated account within ten (10) calendar days of receipt by the Company of the Agent's written request; or

(ii) any Vessel is repossessed by a secured creditor.

(c) by either the Company or the Agent at any time on the giving of notice if the other is in breach of any material term of this Agreement and that breach is not remedied, within 10 Business Days of the terminating party giving notice to the party in breach, to the satisfaction of the terminating party (acting reasonably).

8.2 This Agreement shall be deemed to be terminated

(a) in relation to a Vessel (and the Shipowning Subsidiary which is the owner of that Vessel) in the case of the sale of that Vessel or if that Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. The Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred;

(b) in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

9. **Limitation of Liability**

9.1 The Agent shall not be liable for any indirect or consequential losses for any reason whatsoever.

10. **Payment Netting and Set Off**

All amounts due under this Agreement shall be paid in full without any deduction or withholding other than as required by law. All amounts referred to in this Agreement are expressed exclusive of any value added tax in any

5

applicable jurisdiction. No member of the Group shall be entitled to assert any credit, set-off or counterclaim against the Agent in order to justify withholding payment of any such amount in whole or in part.

11. **Notices**

If to Seanergy Management Corp.:

> c/o Vgenopoulos & Partners
> 15 Filikis Eterias Square
> Athens 106 73, Greece
> Facsimile: +30-210 723 1462
> Attention: Ioannis Tsigkounakis

If to Safbulk (Pty) Ltd.:

> E-Berth, Duncan Road, Table Bay Harbour
> Cape Town 8001, South Africa
> Facsimile: +27 21 408-9108
> Attention: Feroz Mohamed

12. **Governing Law and Dispute Resolution**

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996, or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause. The Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. Each party to appoint one arbitrator and the two so appointed to appoint the third who shall act as chairman of the Tribunal. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding in both parties. The two arbitrators so appointed shall appoint the third arbitrator within fourteen days.

6

13. This Agreement is the *Brokerage Agreement* referred to and defined in the Master Agreement dated the date hereof and executed and delivered concurrently herewith. In case the *Initial Closing* as defined in the Master Agreement does not take place as provided in the Master Agreement, then this Agreement shall be automatically terminated without responsibility to any of the parties.

IN WITNESS WHEREOF, the parties hereinabove have caused this Agreement to be signed in duplicate by their respective and duly authorized representatives as of the date first written hereinabove.

SEANERGY MANAGEMENT CORP.

By: ____________________
Name: ELIAS CULUCUNDIS
Title: DIRECTOR

SAFBULK PTY LTD.

By: ____________________
Name: George Kalogeropoulos
Title: Director

By: ____________________
Name: Kostas Koutsoubelis
Title: Director

7

Schedule 1

Deed of Accession

[ ] 200[ ]

From: [ ]

To: [ ]

Dear Sirs,

Re: Brokerage Agreement of [ ] and made between (1) Seanergy Management Corp. (the "Company") and Safbulk Pty Ltd. (the "Agent")

We refer to the Brokerage Agreement (the "**Agreement**"). We are a Shipowning Subsidiary as defined in the Agreement and are to become owners of the vessel "[ ]" (the "Vessel").

We hereby confirm that:

(a) the Company has entered into the Agreement as our agent, for and on our behalf; and

(b) we are bound to observe the terms and conditions of the Agreement as if we were a named signatory therein.

We confirm that we are the Company's principal in respect of the Agreement as it relates to the Vessel and ourselves. We hereby confirm that the Company has full authority on our behalf (i) to execute the Agreement and any agreement or addendum supplemental thereto, (ii) to give to the Agent any instructions required of us under the Agreement, (iii) to exercise any of our rights under the Agreement and (iv) to act in accordance with the terms contained in the Agreement, both on our behalf and on all matters relating to us, which are the subject of the Agreement and as they relate to the Vessel. We hereby confirm that we will be bound by any actions taken by the Company under the Agreement on our behalf and we hereby confirm and ratify any such actions taken by the Company.

The terms and provisions of this letter shall be governed by and construed in accordance with English law, and this letter is being executed as a deed on the date first above written.

Yours faithfully,

____
For and on behalf of
[ ]

In the presence of:

____

8

ANNEX J
VOTING AGREEMENT
     This Voting Agreement dated as of May 20, 2008 is entered into by and among Panagiotis Zafet and Simon Zafet (together, the “Former Shareholders”), and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding, Inc. (collectively, the “Investors”), and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (collectively, the “Inside Shareholders”), as shareholders or beneficial owners of interests in stock of Seanergy Maritime Corp., a Marshall Islands corporation (the “Company”), as the case may be (the Former Shareholders, the Investors and the Inside Shareholders are individually a “Shareholder” and collectively, the “Shareholders” when referred to with respect to either or both of the Company and Buyer), and the Company, as the sole shareholder of Seanergy Merger Corp., a Marshall Islands corporation (“Buyer”).
     WHEREAS, the Inside Shareholders currently own 2,750,000 outstanding shares (the “Insider Shares”) of capital stock of the Company (the “Common Stock”);
     WHEREAS, the Former Shareholders currently own 2,750,000 outstanding shares (the “Former Shareholder Shares”) of capital stock of the Company;
     WHEREAS, the Former Shareholders have transferred all their beneficial interests in the Former Shareholder Shares to the Investors on the date hereof pursuant to a Stock Purchase Agreement between them (the “Stock Purchase Agreement”), and such Former Shareholder Shares will be transferred to the Investors once they are released from escrow pursuant to the terms of an escrow agreement;
     WHEREAS, until such time as the Former Shareholder Shares are transferred to the Investors, the Former Shareholders have agreed to allow the Investors to act as their attorneys-in-fact for the sole purpose of taking certain actions with respect to this Voting Agreement, including but not limited to the execution of this Voting Agreement and any amendments thereto;
     WHEREAS, the Company and certain of the Shareholders, among others, have entered into a Master Agreement dated as of the date hereof (the “Master Agreement”);
     WHEREAS, pursuant to the Master Agreement, affiliates of the Investors have agreed to sell certain vessels and certain contracts to purchase vessels to Buyer, which is a wholly owned subsidiary of the Company (the “Business Combination”);
     WHEREAS, pursuant to the Master Agreement, the Investors have the right to receive shares of common stock (“Buyer Common Stock”) in Buyer if the Buyer achieves certain EBITDA targets for the year ended September 30, 2009, in accordance with the Master Agreement (the “Earnout Shares”), and additional shares of Buyer Common Stock if the Investors elect to convert their convertible promissory note made by the Buyer in favor of the Investors on the date of the initial closing of the Master Agreement into Buyer Common Stock (the “Note Shares” and together with the Earnout Shares, the “Investor Shares”);
     WHEREAS, in conjunction with and following the Business Combination, the Company plans to merge with and into Buyer with Buyer being the surviving corporation in such merger and all of the stock of the Company being exchanged on a one-for-one basis for Buyer Common Stock (the “Merger”);
     WHEREAS, the Shareholders intend that this Voting Agreement apply to the Company before and until the time of the Merger and then apply to Buyer, which shall be the surviving corporation, after the Merger;

     WHEREAS, if for some reason the Merger is delayed or does not occur and the Investors receive Investor Shares in Buyer at a time when the Company remains in existence, the Shareholders intend that this Voting Agreement apply to both the Common Stock and the Buyer Common Stock;
     WHEREAS, the number of Former Shareholder Shares and the number of Insider Shares owned by each Former Shareholder and each Inside Shareholder, as the case may be, is set forth next to such Former Shareholder’s or Inside Shareholder’s name on the signature page of this Voting Agreement and the number of Investor Shares anticipated to be issued to each of the Investors, assuming the Investors earn all the Earnout Shares and elect to convert all the Note Shares into Buyer Common Stock, is set forth next to each such Investor’s name on the signature page of this Voting Agreement;
     WHEREAS, as a condition to signing the Master Agreement, the Company and such Shareholders desire to enter into this Agreement so as to impose the within restrictions and obligations on the Shareholders for the mutual benefit of the parties hereto.
     In consideration of the mutual covenants contained herein and for other valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:
     1. Voting of Shares for Investor Nominees.
          (a) Commencing on the date hereof, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause six (6) people named by the Investors to be elected to the Board of Directors of the Company. Notwithstanding the foregoing, until the earlier of the Merger or September 30, 2008, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause three (3) people named by the Investors to be elected to the Board of Directors of the Company.
          (b) The six (6) members of the Board of Directors of the Company designated by the Investors shall be divided as equally as possible among Class A, Class B and Class C directors (as defined in the Company’s charter). The six (6) members of the Board of Directors designated by the Investors shall include at least three “independent” directors, as defined in the rules of the Securities and Exchange Commission and the rules of any applicable stock exchange.
          (c) With respect to the Company, the parties hereby agree that: (i) no director shall be removed from office without the consent of the Shareholder or Shareholders entitled to designate such director; (ii) any director may be removed from office at any time, with or without cause, at the request of the Shareholder or Shareholders entitled to designate such director or at the request of or upon the death of such director, and a director so removed shall be replaced by a nominee selected by the Shareholder or Shareholders entitled to designate such director; and (iii) a director removed or replaced by a Shareholder or Shareholders entitled to designate such director shall be deemed to have ceased to be a director and to have any of the powers or authorities of a director from and after the date of service upon the Company of notice of such removal and whether a shareholders’ meeting confirming his removal is held or not.
     2. Voting of Shares for Inside Shareholder Nominees
          (a) Commencing on the date hereof, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause six (6) people named by the Inside Shareholders to be elected to the Board of Directors of the Company. Notwithstanding the foregoing, until the earlier of the Merger or September 30, 2008, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 below) in the Company owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause three (3) people named by the Inside Shareholders to be elected to the Board of Directors of the Company.
          (b) The six (6) members of the Board of Directors of the Company designated by the Inside Shareholders shall be divided equally among Class A, Class B and Class C directors (as defined in the Company’s charter). The six (6) members of the Board of Directors designated by the Inside Shareholders shall include at least three “independent” directors, as defined in the rules of the Securities and Exchange Commission and the rules of any applicable stock exchange.
          (c) With respect to the Company, the parties hereby agree that: (i) no director shall be removed from office without the consent of the Shareholder or Shareholders entitled to designate such director; (ii) any director may be removed from office at any time, with or without cause, at the request of the Shareholder or Shareholders entitled to designate such director or at the request of or upon the death of such director, and a director so removed shall be replaced by a nominee selected by the Shareholder or Shareholders entitled to designate such director; and (iii) a director removed or replaced by a Shareholder or Shareholders entitled to designate such director shall be deemed to have ceased to be a director and to have any of the powers or authorities of a director from and after the date of service upon the Company of notice of such removal and whether a shareholders’ meeting confirming his removal is held or not.
     3. Shares. Except as set forth in this Section 3, “Shares” shall mean only the Former Shareholder Shares, the Insider Shares and the Investor Shares, and any additional shares of Common Stock issued as a result of a stock dividend or stock split with respect to the Former Shareholder Shares, the Insider Shares and the Investor Shares. For purposes of clarification, except as specifically set forth in this Section 3, Shares shall not include any Common Stock acquired either upon the exercise of warrants originally issued immediately prior to the Company’s initial public stock offering or Common Stock purchased in the open market.
     4. Voting of Shares for Joint Board Nominee. During the term of this Agreement, all Shareholders shall vote or cause to be voted all Shares (as defined in Section 3 above) owned by him, her or it, or over which he, she or it has voting control, at such meeting or in such consent, and otherwise use his, her or its respective best efforts, so as to cause one person jointly selected by the Investors and the Inside Shareholders to be elected to the Board of Directors of the Company. If the Investors and the Inside Shareholders fail to agree on the joint nominee, then such vacancy on the Company Board of Directors shall be filled by reference to arbitration as set forth in Section 10(c) hereof.
     5. Size of Board; Required Affirmative Vote of Board on Certain Actions; Amendment to Bylaws. The Shareholders shall vote at a regular or special meeting of shareholders such Shares that they own in each of the Company and Buyer to ensure that the size of the Board of Directors of the Company and Buyer shall be set at thirteen (13) members. The Board of Directors of each of the Company and Buyer shall establish a shipping committee (the “Shipping Committee”) of three (3) directors to consider and vote upon all matters involving shipping and ship finance. The Board of Directors of each of the Company and Buyer shall delegate all such matters to their respective Shipping Committee. The Boards of Directors of each of the Company and Buyer shall cause their respective Shipping Committee to be composed of two “inside” directors appointed by the Investors and one director (either “inside” or “independent”) appointed by the Inside Shareholders. Any vacancies on the Shipping Committees shall be filled by the party that made the appointment of the person whose resignation or removal has caused such vacancies. If requested by a third party, the Board of Directors shall ratify any and all actions taken by the Shipping Committee as the acts of the Board of Directors. The Board of Directors of the Company and the Buyer agree, and the Articles of Incorporation and bylaws of the Buyer shall be amended to provide, that the respective Boards of Directors may not (i) dissolve the Shipping Committee; or (ii) alter the duties or composition of the Shipping Committee without an affirmative vote of not less than 80% of the Board of Directors. In addition, the bylaws of Buyer shall be amended to provide that the provisions of such bylaws relating to (i) the Shipping Committee; and (ii) the duties of the Chief Executive Officer, including but not limited to those relating to the voting of securities owned by Buyer set forth in Section 4.3, may not be amended without the affirmative vote of not less than 80% of the Board of Directors. Notwithstanding the foregoing, any transactions involving the issuance of the Company’s or Buyer’s capital stock or transactions involving a related party shall not be referred to the Shipping Committee, regardless of subject matter, but shall instead be considered by the entire Board of Directors. Buyer, in its capacity as sole shareholder of Buyer’s subsidiaries that handle shipping matters, shall vote its shares so as to ensure that the composition of their respective boards of directors mirrors that of the Shipping Committee. The parties hereto acknowledge and agree to use their respective best efforts to promptly amend the Company’s and Buyer’s Articles of Incorporation and bylaws to provide for a staggered board of directors to facilitate the implementation of the Shipping Committee.
     6. Officers of the Company and Buyer. Beginning on the date hereof and continuing through the term of this Agreement, Dale Ploughman and Georgios Koutsolioutsos shall serve as Chief Executive Officer and Chairman of the Board of Directors of the Company and Buyer, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Investors shall have the right to appoint his replacement.
     7. Termination. This Agreement (other than the obligations of the Company and the Buyer under Section 9 hereof, which shall survive any termination hereof) shall terminate in its entirety two (2) years after the date hereof. Notwithstanding the foregoing, if the Investors should own less than 50% of the Former Shareholder Shares and the Investor Shares (combined as if they were all issued in the Company), the Inside Shareholders shall have the option to terminate this Voting Agreement, and if the Inside Shareholders should own less than 50% of the Insider Shares, the Investors shall have the option to terminate this Voting Agreement.
     8. No Revocation. This Voting Agreement is coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with Sections 7 or 10 hereof. Nothing in this Section 8 shall be construed as limiting the provisions of Sections 7 or 10 hereof.
     9. Restrictive Legend. All certificates of the Company representing Shares owned by the Shareholders shall, for so long as this Voting Agreement shall remain in effect, have affixed thereto a legend substantially in the following form:
“The shares of stock represented by this certificate may be subject to certain voting agreements as set forth in a Voting Agreement, as amended from time to time, by and among the company and certain named Shareholders of the company, a copy of which is available for inspection at the offices of the Secretary of the company.”
     The Company shall cooperate with the Shareholders to facilitate the removal of such legend if this Voting Agreement shall be terminated or prior thereto if Shares shall be sold, assigned or otherwise transferred by a Shareholder to an unaffiliated third party.

     10. General.
          (a) Severability. The invalidity or unenforceability of any provision of this Voting Agreement shall not affect the validity or enforceability of any other provision of this Voting Agreement.
          (b) Specific Performance. Each party acknowledges and agrees that there can be no adequate remedy at law for any breach by such party of the terms of this Voting Agreement, that any such breach may result in irreparable harm to the non-breaching party for which monetary damages would be inadequate to compensate the non-breaching party, and that the non-breaching party shall have the right, in addition to any other rights available under applicable law, to obtain from any court of competent jurisdiction injunctive relief to restrain any breach or threatened breach of, or otherwise to specifically enforce, any covenant or obligation of such party under this Voting Agreement, without the necessity of posting any bond or security.
          (c) Effect of Merger. On and after the effective date of the Merger, all references to the Company in this Voting Agreement shall instead refer to the Buyer and all references to Common Stock shall instead refer to Buyer Common Stock, and this Voting Agreement shall remain equally as applicable to the Buyer and the Buyer Common Stock as it had been to the Company and the Common Stock.
          (d) Absence of Merger. If the Merger has not occurred by September 30, 2009, then all references to the Company in this Voting Agreement shall refer to both the Company and to the Buyer and all references to Common Stock shall refer both to Common Stock and Buyer Common Stock. In essence, the Shareholders who own Common Stock shall vote pursuant to this Voting Agreement with respect to the Company, and the Shareholders who own Buyer Common Stock, including the Company, shall vote Buyer Common Stock pursuant to this Voting Agreement with respect to the Buyer.
          (e) Governing Law; Consent to Jurisdiction. This Voting Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof. Any dispute regarding this Agreement shall be exclusively referred to arbitration in London in accordance with the Arbitration Act 1996 (London and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association then in effect. For purposes of this Section of this Agreement, the Investors shall be deemed to be one party and the Inside Shareholders shall be deemed to be one party.
          (f) Notices. All notices, requests, consents and other communications under this Voting Agreement shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
          If to any Inside Shareholder:

c/o Vgenopoulos & Partners Law Firm
15, Filikis Eterias Square
10673 Athens, Greece
Facsimile: +30-210-7231-462
Attention: John Papapetros
          If to any Investor or Former Shareholder:
Investor or Former Shareholder Name
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Facsimile: +30-210-898-3595
          With a copy (which shall not constitute notice) to:
Investor or Former Shareholder Name
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Evan Breibart
Facsimile: +30-210-898-5430
Broad and Cassel
2 S. Biscayne Boulevard, Suite 2100
Miami, Florida 33131
Attention: A. Jeffry Robinson, Esq.
Facsimile: +1-305-343-9443
     Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.
          (g) Complete Agreement. This Voting Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior Voting Agreements and understandings relating to such subject matter.
          (h) Amendments and Waivers. This Voting Agreement may be amended or terminated and the observance of any term of this Voting Agreement may be waived with respect to all parties to this Voting Agreement (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Investors who own a majority of the Investor Shares (as to Investor Shares and Former Shareholder Shares) and with the written consent of the Inside Shareholders who own a majority of the Insider Shares. No waivers of or exceptions to any term, condition or provision of this Voting Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.
          (i) Assignment or Transfer of Common Stock. If any Inside Shareholder desires to transfer Insider Shares, any Investor desires to transfer Investor Shares (or the rights to Former

Shareholder Shares), or if any Earnout Shares or Note Shares will be issued to a person or entity other than an Investor, the transferee of such shares or the new nominee named to receive Earnout Shares or Note Shares must sign a counterpart of this Voting Agreement and agree to be bound hereto as a condition to the transfer or receipt of such shares of Common Stock.
          (j) Pronouns. Whenever the context may require, any pronouns used in this Voting Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.
          (k) Counterparts; Facsimile Signatures. This Voting Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Voting Agreement may be executed by facsimile signatures.
          (l) Filing of Beneficial Ownership Reports with the Commission. The parties hereto acknowledge that they may, by virtue of the agreements herein contained, constitute a “group” for purposes of Section 13 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and shall cooperate with each other to timely prepare and file any and all beneficial ownership reports required to be filed with the Commission as a “group” thereunder.
          (m) Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Voting Agreement to a particular section or subsection shall refer to a section or subsection of this Voting Agreement, unless specified otherwise.
          (n) Further Assurances. Each party agrees that it will execute and deliver, or cause to be executed and delivered, on or after the date of this Agreement, all such other documents and instruments as are reasonably required for the performance of such party’s obligations hereunder and will take all commercially reasonable actions as may be necessary to consummate the transactions contemplated hereby and to effectuate the provisions and purposes hereof.
(Remainder of page intentionally left blank. Signature pages to follow.)

     IN WITNESS WHEREOF, this Voting Agreement has been executed by the parties hereto as of the day and year first above written.

The Former Shareholders

/s/ Panagiotis Zafet

Panagiotis Zafet, by his attorney-in-fact		Number of Former Shareholder Shares

/s/ Simon Zafet

Simon Zafet, by his attorney-in-fact		Number of Former Shareholder Shares

The Investors

UNITED CAPITAL INVESTMENTS CORP.

Number of Investor Shares
By:	/s/ Evan Breibart

Name: Evan Breibart
Title: Attorney in fact

ATRION SHIPHOLDING S.A.

Number of Investor Shares
By:	/s/ Evan Breibart

Name: Evan Breibart
Title: Attorney in fact

PLAZA SHIPHOLDING CORP.

Number of Investor Shares
By:	/s/ Evan Breibart

Name: Evan Breibart
Title: Attorney in fact

COMET SHIPHOLDING, INC.

Number of Investor Shares
By:	/s/ Evan Breibart

Name: Evan Breibart
Title: Attorney in fact

The Inside Shareholders

/s/ Georgios Koutsolioutsos

Georgios Koutsolioutsos		Number of Insider Shares

/s/ Alexios Komninos

Alexios Komninos		Number of Insider Shares

/s/ Ioannis Tsigkounakis

Ioannis Tsigkounakis		Number of Insider Shares

SEANERGY MARITIME CORP.
By:	/s/ Georgios Koutsolioutsos
Name: Georgios Koutsolioutsos
Title: President

ANNEX K
NEITHER THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE SECURED PROMISSORY NOTE

$28,250,000	Athens, Greece
______, 2008
     Seanergy Merger Corp., a corporation organized under the laws of the Republic of the Marshall Islands (“Maker”), the principal office of which is located at c/o Vgenopoulos & Partners Law Firm, 15, Filikis Eterias Square, 10673 Athens, Greece, for value received hereby promises to pay to each of the investors set forth in Schedule 1 attached hereto, or their respective registered assigns (each a “Holder”), the sum set forth opposite such Holder’s name on Schedule 1 attached hereto, or such lesser amount as may result from the adjustments required pursuant to the terms of the Master Agreement, which reductions will be applied pro rata to each Holder, and all accrued and unpaid interest, as set forth below, on the later of (i) ______, 2010 (the “Maturity Date”) and (ii) five days after receipt of the Holder’s written notice to receive payment in full in cash of all amounts due hereunder or to convert the principal portion of this Note into Maker Common Stock (as hereafter defined) as set forth in Section 5. Except as otherwise set forth herein, payment for all amounts due hereunder shall be made by wire transfer of immediately available funds, in lawful tender of the United States, to an account designated in writing by the Holder.
     The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:
     1. Definitions. As used in this Note, the following terms, unless the context otherwise requires, have the following meanings:
     1.1 “Company” shall mean Seanergy Maritime Corp., a corporation organized under the laws of the Republic of the Marshall Islands and any corporation that, to the extent permitted by this Note, shall succeed to or assume the obligations of the Company under this Note.

     1.2 “Holder,” when the context refers to a holder of this Note, shall mean any person who shall at the time be the registered holder of this Note.
     1.3 “Master Agreement” shall mean that certain master agreement dated effective as of even date herewith by and among Maker, the Company, the Holder and each of the Sellers set forth in Schedule 1 thereto.
     2. Interest; Arrangement Fee. The Maker shall pay on the Maturity Date:
     2.1 Interest on the principal amount of this Note, which shall accrue from the date hereof through the Maturity Date, at the rate of 2.9% per annum (the “Interest Rate”); and
     2.2 An arrangement fee in the amount of $288,000.
     3. Events of Default. If any of the events specified in this Section 3 shall occur (herein individually referred to as an “Event of Default”), Maker and/or the Company agree to give the Holder prompt written notice of such event. The Holder may, so long as such condition exists or has not been cured during the applicable cure period (whether or not the Holder has received notice of such event), declare the entire principal and unpaid accrued interest hereon immediately due and payable and exercise Holder’s rights set forth in Section 5, by notice in writing to Maker; provided that upon occurrence of an Event of Default specified in subsection (iv) below, all principal and interest shall automatically become immediately due and payable in full:
     3.1 Any breach by Maker and/or the Company of any material representation, warranty or covenant in this Note, the Master Agreement, or any Transaction Document (as defined in the Master Agreement), which results in a Material Adverse Effect on Maker’s or the Company’s business, operations or financial condition; provided, that, in the event of any such breach, such breach shall not have been cured by Maker and/or the Company, as the case may be, within 30 days after the earlier to occur of (a) written notice to Maker and the Company of such breach, and (b) Maker’s or the Company’s knowledge of such breach; or
          3.1.1 The institution by Maker or the Company of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of Maker or the Company, or of any substantial part of their respective property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by Maker or the Company in furtherance of any such action; or
          3.1.2 If, within thirty (30) days after the commencement of an action against Maker or the Company seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of Maker or the Company, as the case may be, or all orders or proceedings thereunder affecting the operations or the business of Maker or the Company, as the case may be, stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of

2

Maker or the Company, as the case may be, of any trustee, receiver or liquidator of Maker or the Company or of all or any substantial part of the respective properties of Maker or the Company, such appointment shall not have been vacated; provided, however, that the merger of the Company into the Maker shall not be deemed to be an Event of Default; or
          3.1.3 Any declared default of Maker or the Company under any other indebtedness in excess of $400,000 that gives the holder thereof the right to accelerate such indebtedness; or
          3.1.4 The failure to pay principal and accrued but unpaid interest on this Note at the Maturity Date, or, at the election of Holder, to issue and deliver shares of the Maker’s common stock, par value $0.0001 per share (the “Maker Common Stock”), within five days of written notice from the Holder after the Maturity Date as set forth in Section 5 hereof.
     4. Prepayment. This Note may not be prepaid in full or in part without the express written consent of the Holder.
     5. Conversion.
     5.1 Conversion upon Maturity. Commencing on the Maturity Date but in no event later than 30 days after the Maturity Date, the Holder of this Note has the right, at the Holder’s option, to convert the principal amount of this Note outstanding, in accordance with the provisions of Section 5.3 hereof, in whole or in part, into a number of fully paid and nonassessable shares of Maker Common Stock (the “Conversion Shares”) equal to the aggregate principal amount of this Note divided by a conversion price equal to $12.50 per share, as such conversion price may be adjusted pursuant to the terms hereof (the “Conversion Price”), and to exchange such Maker Common Stock into Common Stock pursuant to the terms of the Master Agreement, as determined by the Holder in its sole and absolute discretion.
     5.2 Conversion Procedure. Before the Holder shall be entitled to convert this Note into shares of Maker Common Stock, it shall surrender this Note at the office of the Maker and shall give written notice by mail, postage prepaid, to the Maker as set forth in Section 13 below, of the election to convert the same pursuant to Section 5.1, and the amount of the Note being converted, if less than all. The Maker shall, as soon as practicable thereafter, deliver to the Holder such number of shares of Maker Common Stock as applicable based on the applicable Conversion Price.
     5.3 Mechanics and Effect of Conversion. No fractional shares of Maker Common Stock shall be issued upon conversion of this Note. In lieu of the Maker issuing any fractional shares to the Holder upon the conversion of this Note, the number of shares of Maker Common Stock issued upon the conversion of this Note shall be rounded up to the nearest whole share.
     6. Conversion Price Adjustments.
     6.1 Adjustments for Stock Splits and Subdivisions. In the event the Maker should at any time or from time to time after the date of issuance hereof fix a record date for the effectuation of a split or subdivision of the outstanding shares of Maker Common Stock or the determination of holders of Maker Common Stock entitled to receive a dividend or other

3

distribution payable in additional shares of Maker Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Maker Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Maker Common Stock or the Common Stock Equivalents (including the additional shares of Maker Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of this Note shall be appropriately decreased so that the number of shares of Maker Common Stock issuable upon conversion of this Note shall be increased in proportion to such increase of outstanding shares.
     6.2 Adjustments for Reverse Stock Splits. If the number of shares of Maker Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Maker Common Stock, then, following the record date of such combination, the Conversion Price for this Note shall be appropriately increased so that the number of shares of Maker Common Stock issuable on conversion hereof shall be decreased in proportion to such decrease in outstanding shares.
     6.3 Notices of Record Date, etc. In the event of:
          6.3.1 Any taking by Maker of a record of the holders of any class of securities of Maker for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or
          6.3.2 Any capital reorganization of Maker, any reclassification or recapitalization of the capital stock of Maker or any transfer of all or substantially all of the assets of Maker to any other person or any consolidation or merger involving Maker; or
          6.3.3 Any voluntary or involuntary dissolution, liquidation or winding-up of Maker;
Maker will mail to the holder of this Note at least five business days prior to the earliest date specified therein, a notice specifying:
               6.3.3.1 The date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right; and
               6.3.3.2 The date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon.
     7. Reservation of Stock Issuable Upon Conversion. The Company and Maker shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock (as defined in Section 9 hereof) or Maker Common Stock solely for the purpose of effecting the conversion of this Note under Section 5.2 such number of its shares of Common Stock or Maker Common Stock as shall from time to time be sufficient to effect the conversion of the Note under

4

Section 5.2; and if at any time the number of authorized but unissued shares of Common Stock or Maker Common Stock shall not be sufficient to effect the conversion of the entire outstanding principal amount of this Note under Section 5.2, in addition to such other remedies as shall be available to the Holder of this Note, the Company and Maker will use their respective best efforts to take such corporate action as may, in the opinion of its respective counsel, be necessary to increase its authorized but unissued shares of Common Stock or Maker Common Stock to such number of shares as shall be sufficient for such purposes.
     8. Registration Rights. The Holder shall be entitled to the registration rights set forth in that certain Registration Rights Agreement of even date herewith entered into among the Company, Maker, the Holder and the other parties thereto.
     9. Exchange of Maker Common Stock for Common Stock. If Holder elects to exchange its Maker Common Stock for Common Stock, pursuant to the terms of the Master Agreement, then all references to “Maker” in this “Note” shall also be deemed to mean the “Company” as of the date hereof and all references to “Maker Common Stock” shall mean the Company’s common stock, par value $0.0001 per share (the “Common Stock”), other than provisions that would make the Company the primary obligor. In addition, all references to “Conversion Shares” shall mean the shares of Common Stock received upon conversion of this Note. Notwithstanding the foregoing, where this Note already references both the Company and the Maker, or Common Stock and Maker Common Stock, following the exchange of Maker Common Stock for Common Stock, such references shall remain unchanged and continue to refer to both Maker and the Company or Common Stock and Maker Common Stock, as the case may be.
     10. Assignment. Subject to the restrictions on transfer described in Section 12, the rights and obligations of Maker, the Company and the Holder under this Note shall be binding upon and benefit the successors and assigns of the parties This Note may not be assigned or transferred by the parties except in accordance with the terms hereof.
     11. Amendment. Any provision of this Note may be amended or modified upon the written consent of the Maker, the Company and the Holder.
     12. Transfer of this Note or Securities Issuable on Conversion Hereof. With respect to any offer, sale or other disposition of this Note or Conversion Shares, the Holder will comply with the procedures set forth in Section 4.2 of the Master Agreement applicable to “Investment Shares.” Holder also agrees that any Maker Common Stock, unless subject to an effective registration statement, may bear a legend, as described in Section 4.2 of the Master Agreement with respect to “Investment Shares” and consents to the placement of such legend on the Maker Common Stock.
     13. Notices. All notices, requests, consents and other communications under this Note shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

5

If to Maker or the Company:
Seanergy Maritime Corp.
c/o Vgenopoulos & Partners Law Firm
15, Filikis Eterias Square
10673 Athens, Greece
Facsimile: +30-210-7231-462
Attention: John Papapetros
With a copy (which shall not constitute notice) to:
Loeb & Loeb
345 Park Avenue
New York, New York 10154
Facsimile: +1-212-504-3013
Attention: Mitchell Nussbaum, Esq.
If to Holder:
Name of Holder
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Dale Ploughman
Facsimile: +30-210-898-3595
With a copy (which shall not constitute notice) to:
Name of Holder
c/o 11 Poseidonos Avenue
16777 Elliniko
Athens, Greece
Attention: Evan Breibart
Facsimile: +30-210-898-5430
Broad and Cassel
2 S. Biscayne Boulevard, Suite 2100
Miami, Florida 33131
Attention: A. Jeffry Robinson, Esq.
Facsimile: +1-305-373-9443
Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when personally delivered, faxed, or when deposited in the mail in the manner set forth above and shall be deemed to have been received when delivered.

6

     14. No Stockholder Rights. Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Maker or the Company or any other matters or any rights whatsoever as a stockholder of Maker or the Company; and no dividends shall be payable or accrued in respect of this Note or the Conversion Shares obtainable hereunder until, and only to the extent that, this Note shall have been converted.
     15. Usury. This Note is hereby expressly limited so that in no event whatsoever, whether by reason of acceleration of maturity of the loan evidenced hereby or otherwise, shall the amount paid or agreed to be paid to the Holder hereunder for the loan, use, forbearance or detention of money exceed that permissible under applicable law. If at any time the performance of any provision of this Note or of any other agreement or instrument entered into in connection with this Note involves a payment exceeding the limit of the interest that may be validly charged for the loan, use, forbearance or detention of money under applicable law, then automatically and retroactively, ipso facto, the obligation to be performed shall be reduced to such limit, it being the specific intent of Maker and the Holder that all payments under this Note are to be credited first to interest as permitted by law, but not in excess of (i) the agreed rate of interest set forth herein or therein or (ii) that permitted by law, whichever is the lesser, and the balance toward the reduction of principal. The provisions of this Section 15 shall never be superseded or waived and shall control every other provision of this Note and all other agreements and instruments between the Company and the Holder entered into in connection with this Note.
     16. Collection Costs. The Maker shall pay the Holder all costs it may incur in connection with the collection of amounts due under this Note, including but not limited to attorneys’ fees, whether incurred prior to the filing of a legal action, during arbitration, during enforcement, on in bankruptcy.
     17. Acts of the Holder. For purposes of this Note, any rights of the Holder hereunder may only be exercised if approved by a majority of the Holders
     18. Governing Law; Consent to Jurisdiction. This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). ). Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to

7

any and all disputes arising out of or in connection with this Note, the Master Agreement or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Agreement, the Company and the Maker shall be deemed to be one party, and the Holders shall be deemed to be one party.
     19. Guaranty by the Company. By its signature below, the Company hereby guarantees the full and prompt performance of Maker under this Note. In addition, the Company agrees to perform all of its obligations under this Note.
     20. Heading; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.
     21. Waiver. Maker hereby waives demand, notice, presentment, protest and notice of dishonor.
     IN WITNESS WHEREOF, Maker and the Company have caused this Note to be issued this ___ day of ___, 2008.

SEANERGY MERGER CORP.
By:
Name:
Title:

SEANERGY MARITIME CORP.
By:
Name:
Title:

8

NOTICE OF CONVERSION
(To Be Signed Only Upon Conversion of Note)
TO                          .
     The undersigned, the holder of the foregoing Note, hereby surrenders such Note for conversion into shares of Common Stock of Seanergy Merger Corp. to the extent of $_______________ of the unpaid principal amount of such Note, and requests that the certificates for such shares be issued in the name of, and delivered to ________________, whose address is _________________________________________________________.
Dated: _____________________

(Signature must conform in all respects to name of holder as specified on the face of the Note)

(Address)

9

SCHEDULE 1

Name and Address of Investor	Principal Amount Owned
United Capital Investments Corp.	$7,062,500
Atrion Shipholding S.A.	$7,062,500
Plaza Shipholding Corp.	$7,062,500
Comet Shipholding Inc.	$7,062,500

10

ANNEX L
CONFIDENTIAL
Presentation to the
Board of Directors
of
Seanergy Maritime Corp.
Project Star
May 19, 2008

2

Scope of the Assignment and Background
Axiom Capital Management, Inc. (“Axiom”) understands that Seanergy Maritime Corp. and its wholly owned subsidiary, Seanergy Merger Corp. (collectively, “Seanergy Maritime” or “SRG”) intends to acquire all of the shares of six (6) vessel-owning subsidiaries and the right of first refusal to acquire two additional ships (collectively the “Company”) from the Sellers (“Sellers” as defined in the Agreement; the purchase of the six vessels as defined in the Agreement is the “Transaction”). The terms and conditions of the Transaction are set forth in a draft of the Master Agreement by and among Seanergy Maritime Corp., Seanergy Merger Corp., the Investors and the Sellers, dated May 8, 2008 (the “Agreement”). Seanergy Maritime has requested that Axiom provide an opinion as to the fairness (“Opinion”), from a financial point of view, to the stockholders of Seanergy Maritime of the consideration to be paid by Seanergy Maritime in connection with the Transaction as of the date of this Opinion.
Axiom does not own any interest in Seanergy Maritime or the Company. Axiom has not provided any services to Seanergy Maritime other than rendering this Opinion. Axiom will receive a fee from Seanergy Maritime for providing this Opinion, a portion of which will become due and payable upon delivery of this Opinion and a portion of which will become payable only if the proposed Transaction is consummated. Axiom may be required by Seanergy Maritime to render additional fairness opinions, including a bring-down fairness opinion. Seanergy Maritime has also agreed to indemnify Axiom against certain liabilities, and to reimburse it for certain expenses, in connection with Axiom providing the Opinion.
The Opinion is given in good faith but neither Axiom nor its officers shall be held responsible for any errors or omissions. In rendering its Opinion, Axiom has undertaken such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Axiom has reviewed: (i) certain financial, operational and business information and data regarding the Company and Seanergy Maritime; (ii) certain financial, market performance and other data of certain other public companies that Axiom deemed relevant; (iii) a draft of the Agreement; (iv) valuation report prepared by Associated Shipbroking S.A.M., dated May 19, 2008 (the “Broker Report”), which was provided by the senior management of Seanergy Maritime and is attached as page 20 of the Opinion; (v) Reports of Attendance for each of the six (6) ships from Helix Shipping & Technical Services Limited, one of which is attached as pages 21 – 37 of the Opinion; and (vi) industry information that Axiom deemed relevant for purposes of its Opinion. Axiom also reviewed and discussed with senior management of Seanergy Maritime certain financial, operational and business information and data regarding the Company, the shipping industry and Seanergy Maritime.
In rendering its Opinion, Axiom has assumed and relied upon, without assuming responsibility or liability for independently verifying, the accuracy, completeness and fairness of all financial and other information and data that was publicly available regarding the Company and Seanergy Maritime. Axiom has also assumed and relied upon, without assuming responsibility or liability for independently verifying, the accuracy, completeness and fairness of all financial and other information and data that

3

Scope of the Assignment and Background (continued)
Seanergy Maritime provided to, reviewed with or discussed with Axiom. In addition, with the consent of Seanergy Maritime, Axiom has assumed and relied upon, without assuming responsibility or liability for independently verifying, the accuracy, completeness and fairness of the Broker Report, that the Broker Report has been reasonably prepared in accordance with industry standards, and that the vessels of the Company are in good and seaworthy condition. Axiom expresses no opinion regarding the analyses, assumptions or conclusions of Associated Shipbroking S.A.M. contained in the Broker Report. Axiom has further assumed, with the assurances of senior management of Seanergy Maritime, that the analysis in the Broker Report is accurate, complete and fair as of the date of this Opinion. Axiom has further assumed, with the assurances of senior management of Seanergy Maritime that the information and other data provided to Axiom has been reasonably prepared in accordance with industry standards, and that SRG is not aware of any relevant information that has been omitted or not disclosed to Axiom, or that would make any of the information provided to Axiom incomplete or misleading. In rendering its Opinion, Axiom has assumed that the Transaction will be consummated as described in the Agreement, and that the Agreement will be further revised, but that further revisions to the Agreement will not materially change the analysis or conclusions of Axiom in its Opinion. Axiom has assumed and relied upon, without assuming responsibility or liability for verifying, that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and any other applicable federal and state statutes, rules and regulations. Axiom has also assumed and relied upon, without assuming responsibility or liability for independently verifying, that the Transaction will comply with all applicable maritime and other international laws, statutes and regulations. Axiom has further assumed and relied upon, without assuming responsibility or liability for independently verifying, the operational, financial and strategic benefits that Seanergy Maritime represented to Axiom will be achieved by the Transaction. Axiom expresses no opinion as to whether Seanergy Maritime will be able to achieve any such operational, financial or strategic benefits in connection with the Transaction. Axiom has further assumed that the representations and warranties made by Seanergy Maritime in the Agreement are and will be true and correct in all respects that would be material to its analysis. Furthermore, Axiom has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Seanergy Maritime or the Company that would be material to its analysis.
Axiom is not a legal, regulatory or tax expert. Accordingly, Axiom expresses no opinion regarding the legal, regulatory or tax effect of the Transaction. Axiom has relied upon the assessments made by Seanergy Maritime and the Company with respect to such issues. Axiom also does not express any opinion regarding the effect on the Transaction of any accounting or environmental regulations, or any potential changes thereto.

4

Scope of the Assignment and Background (continued)
Furthermore, Axiom does not express any opinion regarding any financial assumptions provided by the senior management of Seanergy Maritime regarding the future operations of the Company. Axiom has not: (i) undertaken to determine whether there is any pending or threatened litigation, regulatory action, contingent liabilities or unasserted claims against the Company, or an analysis of same; (ii) performed appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company; (iii) received or reviewed any final and executed Agreement; (iv) visited the Company, or inspected any classification records or vessels owned or maintained by the Company; (v) contacted any of the customers of the Company, or completed any customer due diligence; (vi) received or reviewed any title documents or confirm whether the Company has good title to any of its vessels; or (vii) received or reviewed any insurance policies procured or maintained by the Company to confirm whether sufficient insurance coverage exists to cover any mishaps that might occur or risks associated with operating any vessels owned by the Company.
This Opinion is based on economic, monetary, market and other conditions as they exist, and the information made available to Axiom, as of the date of this Opinion. Axiom expresses no opinion regarding any potential changes to economic, monetary, market or other conditions that may occur after the date of this Opinion, including any potential changes in supply and demand for dry bulk carriers. The analysis performed by Axiom in connection with this Opinion is based on the value of the Company as a going concern. Axiom has not performed any analysis regarding the value of liquidating the Company or any of its assets. Axiom has assumed that neither the Company, nor Seanergy Maritime is a party to any material pending transaction other than this Transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off. It should be understood that subsequent developments may affect this Opinion and that Axiom does not have any obligation and assumes no responsibility to update, revise or reaffirm its Opinion based upon circumstances and events occurring after the date of this Opinion. Axiom expresses no opinion regarding whether the necessary approvals or other conditions to the consummation of the Transaction will be obtained or satisfied. Axiom does not express any opinion as to the price at which Seanergy Maritime’s shares may trade upon consummation of the Transaction, or at any future time. Axiom also expresses no opinion on whether the applicable stock market will react favorably to the Transaction, or whether any party to the Agreement will decide to cancel the Agreement or terminate the Transaction. Furthermore, Axiom does not express any opinion as to the value of the two new building options (the “Options”), or whether Seanergy Maritime should or will exercise its right of first refusal with respect to either of the Options. Axiom was not requested to opine as to, and this Opinion does not address, the business decision to proceed with the Transaction or the merits of the Transaction relative to any alternative transaction or business strategy that may be available to Seanergy Maritime. Furthermore, Axiom expresses no opinion as to whether any alternative transaction might produce consideration for the stockholders of Seanergy Maritime in excess of the amount contemplated by this Transaction.

5

Scope of the Assignment and Background (Continued)
This Opinion is solely for the benefit and use of the board of directors of Seanergy Maritime in considering the Transaction and may not be relied upon by any other person or entity. Axiom’s Opinion is limited to the fairness, from a financial point of view, to the stockholders of the consideration to be paid by Seanergy Maritime in connection with the Transaction, and Axiom expresses no opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of Seanergy Maritime. The Opinion, and the analysis and assumptions contained therein, must be considered as a whole, and selecting only portions of the analysis could create an incomplete or misleading view of the process underlying the analysis performed by Axiom in connection with the preparation of this Opinion. This Opinion is not intended to be and does not constitute a recommendation to the stockholders or the board of directors of Seanergy Maritime as to how they should vote or otherwise act with respect to the Transaction, and should not be relied upon by any stockholder or director as such. This Opinion, and the analysis contained therein, may not be quoted or referred to or used for any purpose without the prior written consent of Axiom, except that this Opinion may be disclosed in connection with any information statement or proxy statement used in connection with the Transaction without the prior written consent of Axiom. To the extent this Opinion is quoted, referred to or used for any purpose, it must be quoted, referred to or used in full.
On the basis of and subject to the foregoing, it is the opinion of Axiom as of the date of this Opinion that: (i) the Transaction is fair, from a financial point of view, to the stockholders of Seanergy Maritime; and (ii) the fair market value of the Company is at least equal to eighty percent (80%) of the trust account of Seanergy Maritime (exclusive of Maxim Group LLC’s deferred underwriting compensation).
Sincerely,
Axiom Capital Management, Inc.
By: /s/ Mark Martino
       Mark Martino
       President

6

Market Trading Analysis
Axiom reviewed selected price and volume distribution data and illustrated the relative stock price performance of the Dry bulk composite(1) against the S&P 500 Index for the period May 16, 2007 through May 16, 2008.

(1)	Dry bulk composite includes: Diana Shipping, Eagle Bulk Shipping, Genco Shipping & Trading, OceanFreight, Paragon Shipping, and Star Bulk Carriers Corp.

7

Public Comparable Company Analysis
This method applies the comparative public market information of companies comparable to the Company. The methodology assumes that companies in the same industry share similar markets. The potential for revenue and earnings growth is usually dependent upon the characteristics of the growth rates of these markets, and companies in the same industry experience similar operating characteristics. The underlying components in the comparable company analysis assume that both the Company and the Comparable Companies are ongoing concerns.
Using publicly available information, Axiom compared selected financial data of the Company with similar data of selected publicly traded dry bulk shipping companies considered by Axiom to be comparable to the Company. In this regard, Axiom noted that although such companies were considered similar, none of the companies have the same management, makeup, size or combination of business as the Company. The comparable group includes: Diana Shipping, Eagle Bulk Shipping, Genco Shipping & Trading, OceanFreight, Paragon Shipping, and Star Bulk Carriers Corp. (collectively, the “Comparable Companies”).
We analyzed the following financial data for each of the Comparable Companies: (1) the “enterprise value” (“EV”) defined as common stock market value (the number of fully-diluted shares multiplied by the closing price of the common stock), plus total debt and preferred stock, less cash as a multiple of (i) 2008 and 2009 estimated EBITDA (which EBITDA estimates reflect a mean consensus of research analysts’ EBITDA estimates as reported by Institutional Brokers Estimate Service (“IBES”)), for each of the Comparable Companies; and (2) the closing price of the common stock on May 16, 2008 as a multiple of the net asset value per share for each of the Comparable Companies. We also analyzed the annualized dividends per the closing price of the common stock on May 16, 2008.

8

Public Comparable Company Analysis (continued)
Financial and Trading Analysis for Comparable Companies (Dry Bulk Group)
($ in millions, except per share data)

	Price	Market		Total	Debt/	Total Debt/EBITDA		TEV/EBITDA		PE		Price/	Div.
Company Name	5/16/2008	Cap(1)	TEV	Debt	Cap	2008	2009	2008	2009	2008	2009	NAV	Yield
Diana Shipping	$39.00	$2,903.6	$2,985.7	$98.8	3%	0.4x	0.4x	11.4x	12.1x	13.4x	14.4x	170%	6.2%
Eagle Bulk Shipping	$35.69	1,668.8	2,124.1	603.9	28%	4.7x	3.1x	16.6x	10.9x	19.8x	12.8x	111%	5.6%
Genco Shipping & Trading	$84.00	2,442.6	3,260.0	1,039.3	32%	3.3x	2.8x	10.2x	8.7x	12.1x	10.2x	142%	4.8%
OceanFreight	$25.30	365.8	607.3	260.6	43%	3.0x	3.2x	7.0x	7.5x	10.3x	11.1x	101%	12.2%
Paragon Shipping	$21.14	544.2	830.9	318.0	38%	3.2x	2.9x	8.4x	7.6x	10.8x	8.9x	NA	8.3%
Star Bulk Carriers Corp.	$14.04	596.9	596.6	0.0	0%	0.0x	0.0x	4.9x	4.1x	9.7x	7.1x	NA	10.0%

High	$84.00	$2,903.6	$3,260.0	$1,039.3	43%	4.7x	3.2x	16.6x	12.1x	19.8x	14.4x	170%	12.2%

Mean	$36.53	1,420.3	1,734.1	386.8	24%	2.4x	2.1x	9.7x	8.5x	12.7x	10.7x	131%	7.8%
Median	$30.50	1,132.8	1,477.5	289.3	30%	3.1x	2.8x	9.3x	8.1x	11.4x	10.7x	127%	7.2%

Low	$14.04	365.8	596.6	0.0	0%	0.0x	0.0x	4.9x	4.1x	9.7x	7.1x	101%	4.8%

Company — Excluding Earn-out(3)	$10.00	$234.5	$396.9	$162.4	NM	NA	1.8x	NA	4.4x	NA	18.4x	72%	12.5%

Company — Including Earn-out(4)	$10.00	$277.6	$440.0	$162.4	NM	NA	1.8x	NA	4.9x	NA	19.5x	86%	12.5%

	EBITDA		EBITDA Margin		EPS		NAV/
Company Name	2008(2)	2009(2)	2008	2009	2008(2)	2009(2)	Share
Diana Shipping	$263.0	$247.0	83%	81%	$2.91	$2.71	$23.00
Eagle Bulk Shipping	$128.0	$195.0	78%	80%	$1.80	$2.79	$32.21
Genco Shipping & Trading	$319.0	$373.0	84%	82%	$6.97	$8.25	$59.00
OceanFreight	$87.0	$81.0	66%	61%	$2.46	$2.27	$24.93
Paragon Shipping	$99.0	$110.0	74%	76%	$1.96	$2.37	NM
Star Bulk Carriers Corp.	$121.0	$144.0	82%	81%	$1.45	$1.99	NM

High	$319.0	$373.0	84%	82%	$6.97	$8.25	$59.00

Mean	$169.5	$191.7	78%	77%	$2.93	$3.40	$34.79
Median	$124.5	$169.5	80%	81%	$2.21	$2.54	$28.57

Low	$87.0	$81.0	66%	61%	$1.45	$1.99	$23.00

Company — Excluding Earn-out(3)	NA	$89.5	NA	86%	NA	$0.54	$4.50

Company — Including Earn-out(4)	NA	$89.5	NA	86%	NA	$0.51	$4.25

Source: Company filings and Wall Street research, as of May 16 2008.

(1)	Market Cap is calculated using the Treasury Stock Method.

(2)	Estimates from Street Research and IBES.

(3)	Axiom’s projections (based on information received from the management of SRG). Represents the value of the assets being purchased and not the pro forma SRG, post the Transaction.

(4)	Includes the earn-out payment, of 4.3 million shares of SRG’s common stock.

9

Public Comparable Company Analysis (continued)
We performed valuation analyses by applying certain market trading statistics of the Comparable Companies to the historical and estimated financial results of the Company. As of May 16, 2008, the Comparable Companies were trading at the following median valuation multiples:

		Market Valuation
		Mean	Implied		Implied
($ in millions)	Company	Public	Company		Company
Public Mean Valuation Metric	Metric	Multiples	Ent. Val.	Net Debt(3)	Equity Val.	Weight
Enterprise Value to 2009 EBITDA	$89.5	8.5x	$759.6	$162.4	$597.2	90%
Equity Value to Net Asset Value(1)	324.2	131%	587.3	162.4	424.9	10%

Weighted Mean(2)			$742.4		$580.0	100%
We examined Wall Street research of the Comparable Companies, and for other publicly traded companies and we also examined other industry research and made the following observations: While a variety of valuation methodologies and metrics are used in determining a shipping company’s value, we found that the majority of the time companies are valued using next-year’s EBITDA and applying an EV/EBITDA multiple to determine a shipping company’s value; additionally, but to a lesser extent a company’s current net asset value is considered. As a result, we applied weights to the various valuation methodologies in order to determine the Company’s enterprise value and equity value.
As a result of these valuation analyses, we derived an average implied enterprise value of $742 million for the Company.

(1)	NAV equals $324.2 million, which is defined as the value of the vessels being purchased, for $472.8 million (as valued from the Precedent Transaction Analysis on page 11), plus $13.8 million in working capital, less the $162.4 million of new debt at the close of the Transaction.

(2)	The weighted mean is defined as: (90% times the implied enterprise value based on the EBITDA multiple) plus (10% times the enterprise value based on the NAV multiple).

(3)	Net debt is $162.4 million, whereby cash is excluded from this calculation since it will be used for working capital purposes at the close of the Transaction.

10

Precedent Transactions and Evaluation Analysis
We reviewed all publicly available information for dry bulk shipping transactions for the period January 1, 2005 to May 6, 2008. More specifically, we reviewed 667 Handysize class shipping transactions, 442 Handymax class shipping transactions, and 454 Panamax class shipping transactions.
Due to the recent increase in market prices for dry bulk carriers (for example, the Baltic Dry Index (“BDI”), a key measure of dry bulk shipping rates on 40 routes across the world, increased 274 points on May 6, 2008 to reach a year-to-date high, and then again on May 9, 2008, the BDI made another year-to-date high and reached 10,237; the BDI set an all-time high of 11,039 in November 2007), Axiom believes the most recent transactions to be the most relevant for purposes of valuation. Of the 1,563 transactions we examined, we believe eight (8) are the most relevant transactions—each of these involving purchases of shipping vessels built in the same years as the ships being purchased (the “Precedent Transactions”). The information we reviewed in the selected transactions consisted of the purchase price of ships divided by the deadweight tonnage of the vessel.
Utilizing the weighted average of the mean multiples paid in the transactions, we derived an implied valuation of $473 million for the Company’s enterprise value. A summary of the valuation utilizing the merger and acquisition analysis is as follows:

Fleet Being Purchased				Precedent Transactions(1)					Implied Valuation
		Year				Avg. Price/	# of
Vessel Name	DWT	Built	Class	Year Built	Sale Dates	DWT	Transactions	Class	($MM)
MV African Oryx	24,110	1997	Handysize	1997	1/1/08 - 5/6/08	$1,419	3	Handysize	$34.2
MV African Zebra	38,623	1985	Handysize	1985	1/1/08 - 5/6/08	885	3	Handysize	$34.2
To Be Named	53,800	2008	Handymax	2008	11/12/07	1,453	1	Handymax	$78.2
To Be Named	53,800	2008	Handymax	2008	11/12/07	1,453	1	Handymax	$78.2
MV Hamburg Max	72,338	1993	Panamax	1993	8/24/07	1,701	1	Panamax	$123.0
MV Bremen Max	73,503	1994	Panamax	1994	8/24/07	1,701	1	Panamax	$125.0

	316,174					1,495			$472.8

(1)	Source: shipping industry database, dated May 7, 2008?

11

Precedent Transactions And Evaluation Analysis (continued)
Broker Valuations
We reviewed a valuation report (the “Broker Report”) on the six vessels prepared by Associated Shipbroking S.A.M. dated May 19, 2008, which is on page 20. The enterprise value of the Company as stated in the Broker Report is $395.3 million.
The summary of the Broker Report is as shown below:
Associated Shipbroking S.A.M.

Vessel Name	Value ($MM)
MV African Oryx	$44.1
MV African Zebra	$34.5
MV Bremen Max	$70.4
MV Hamburg Max	$74.4
To Be Named	$88.5
To Be Named	$83.5

Total	$395.3

12

Precedent Transactions And Evaluation Analysis (continued)
Utilizing the average of the enterprise values derived from the multiples paid in precedent transactions and the Broker Report(1), we derived an implied enterprise value of $434 million for the Company.
Axiom noted that the values derived from the precedent transactions analysis may not fully capture the value associated with the Company’s vessels. More specifically, the Company represents six (6) vessels purchased at one time, which should receive a premium valuation (e.g., this type of transaction is known as an “en-bloc” transaction and generally receives a premium valuation as we discussed with the management of Seanergy Maritime). In addition, the Company’s six vessels are being acquired with class “A” charters.

			($ in millions)
		Price / DWT	Implied EV
a.	Method 1: Precedent Transactions	1,495.4	472.8
b.	Method 2: Broker Report(1)	1,250.3	395.3

	Mean	1,372.8	434.0

(1)	See the attached full report from Associated Shipbroking S.A.M., dated May 19, 2008. See the attached report on page 20.

13

Discounted Cash Flow Analysis
Axiom utilized a discounted cash flow analysis which calculates the present value of the Company based on the sum of the present value of the projected available cash flow streams and the terminal value of the equity.
Axiom created financial projections, based on financial and operational assumptions provided by the management of Seanergy Maritime, of the cash flow available for distributions for the second half of year ending December 31, 2008 through 2014. Axiom projected future values of the Company by applying assumed EBITDA multiples of 5.0x, 5.5x and 6.0x to Axiom’s projected (based on information received from the management of Seanergy Maritime) $87.6 million EBITDA for the year ending December 31, 2014. The projected future values were then discounted using a range of discount rates from 7.0% to 11.0% (the Company’s weighted average cost of capital is 8.9%, as calculated on page 19), which yielded an implied range of enterprise values between $586 million to $787 million and a mean enterprise value of $678 million.
In determining the discount rates used in the discounted present value analysis, we noted, among other things, factors such as inflation, prevailing market interest rates, and the inherent business risk and rates of return required by investors. In determining the appropriate EBITDA multiple used in calculating the Company’s projected future enterprise value, Axiom noted, among other things, the multiples at which public companies which Axiom deemed to be comparable to the Company currently traded.

14

Discounted Cash Flow Analysis (continued)
Calculation of Free Cash Flow

($ in millions)		Fiscal Year Ending
Projected Cash Flow	2H 2008	2009P	2010P	2011P	2012P	2013P	2014P

EBITDA	$46.8	$89.5	$91.2	$91.7	$91.3	$85.6	$87.6
Dry Docking	$0.0	(1.0)	(0.5)	$0.0	$0.0	(1.5)	(1.0)

Free Cash Flow	$46.8	$88.5	$90.7	$91.7	$9.13	$84.1	$86.6
Calculation of Terminal Value

Terminal Value Based on 1 Yr Forward EBITDA Multiple
FY 2014P EBITDA	$87.6		$87.6		$87.6
1 Yr Forward Multiple	5.0	x	5.5	x	6.0	x
Enterprise Value	437.9		481.7		525.5
Calculation of Present Value of the Company

	Terminal Value				Terminal Value				Terminal Value
PRESENT VALUE	Based on 5.0x EBITDA Multiple				Based on 5.5x EBITDA Multiple				Based on 6.0x EBITDA Multiple
Discount Rate	7%	8%	10%	11%	7%	8%	10%	11%	7%	8%	10%	11%
PV of Cash Flows 2H’08-FYE 2013	$386.1	$373.7	$350.5	$339.8	$386.1	$373.7	$350.5	$339.8	$386.1	$373.7	$350.5	$339.8
PV of Terminal Value at 2013 Year End	301.8	286.8	259.2	246.7	332.0	315.5	285.2	271.3	400.9	386.2	358.9	346.1

Total Present Enterprise Value	$687.9	$660.4	$609.8	$586.4	$718.1	$689.1	$635.7	$611.1	$787.0	$759.9	$709.4	$685.9

Less: Net Debt(1)	$(162.4)	$(162.4)	$(162.4)	$(162.4)	$(162.4)	$(162.4)	$(162.4)	$(162.4)	$(162.4)	$(162.4)	$(162.4)	$(162.4)
Present Equity Value	$525.5	$498.0	$447.4	$424.0	$555.7	$526.7	$473.3	$448.7	$624.5	$597.5	$547.0	$523.5

(1)	Net debt is $162.4 million, whereby cash is excluded from this calculation since it will be used for working capital purposes at the close of the Transaction

15

Summary of Valuation Methodologies

		Enterprise Value	Net Debt	Equity Value	Weight(1)
I.	Methodology ($ in millions)
	Precedent Transactions and Evaluation Analysis	$434.0	$162.4	$271.6	10%
	Public Comparable Company Analysis	742.4	162.4	580.0	45%
	Discounted Cash Flow Analysis	678.4	162.4	516.0	45%

	Weighted Mean	682.8	162.4	520.3

II.	Determination of Seanergy Maritime Corp.’s Trust Account (exclusive of Maxim Group LLC’s deferred underwriting compensation) at March 31, 2008 (2)
	Investments held in Trust Account				232.6
	Less: Maxim Group LLC’s Deferred Underwriting Compensation				(5.4)

	Subtotal				$227.2

	80% of the Trust Account (exclusive of Maxim Group LLC’s deferred underwriting compensation)				$181.7

			Enterprise Value	Net Debt	Equity Value
III.	Current Offer Price Comparison
	Without Earn-out		$396.9	$162.4	$234.5

	With Earn-out(3)		440.0	162.4	277.6

(1)	The valuation methodologies for Public Company Analysis and Discounted Cash Flow Analysis have more relevance and, as a result, are weighted more highly than the Precedent Transaction and Evaluation Analysis approach.

(2)	Source: Company 10Q for the quarter ended March 31, 2008.

(3)	Includes the earn-out payment of 4.3 million shares of common stock.

16

Conclusion
On the basis of and subject to the foregoing, it is the opinion of Axiom as of the date of this Opinion that: (i) the Transaction is fair, from a financial point of view, to the stockholders of Seanergy Maritime; and (ii) the fair market value of the Company is at least equal to eighty percent (80%) of the trust account of Seanergy Maritime (exclusive of Maxim Group LLC’s deferred underwriting compensation).

17

Weighted Average Cost of Capital Analysis

Macroeconomic Assumptions
Ten Year Government Bond Yield at (5/18/2008)	3.86%
Historical Risk Premium(1)	5.50%

Estimated Future Market Return	9.36%

	Levered	Marginal	Net Debt to	Unlevered	Levered	Unlevered
Comparable Companies	Beta(2)	Tax Rate	Equity(3)	Beta(4)	Return	Return(5)
Diana Shipping	1.37	0.0%	3%	1.33	11.4%	11.2%
Eagle Bulk Shipping	0.97	0.0%	31%	0.74	9.2%	7.9%
Genco Shipping & Trading	1.19	0.0%	38%	0.86	10.4%	8.6%
Star Bulk Carriers Corp.	0.65	0.0%	n/m	0.65	7.4%	7.4%
Average	1.05	0.0%	24%	0.89	9.6%	8.8%

(1)	Historical 5-year spread between the long bond and the S&P 500.

(2)	Source: Bloomberg.

(3)	Book Value of Debt less Cash to Market Value of Equity.

(4)	Unlevered Beta equals (Levered Beta/(1 + (Debt/Equity)). Assumes Beta of debt equals zero.

(5)	Unlevered Return equals (Estimated Future Risk Free Rate + (Unlevered Beta * Risk Premium)).

18

Weighted Average Cost of Capital Analysis (continued)

Capital Structures		Levered Cost of Equity at Various
Debt /	Debt/	Unlevered Beta and Capital Structures(1)
Cap.	Equity	0.79	0.84	0.89	0.94	0.99
35.0%	53.8%	10.6%	11.0%	11.4%	11.9%	12.3%
45.0%	81.8%	11.8%	12.3%	12.8%	13.3%	13.8%
55.0%	122.2%	13.6%	14.2%	14.8%	15.4%	16.0%

Capital Structures			WACC at Various
Debt /	Debt /	Est. Cost	Unlevered Beta and Capital Structures(2)
Cap.	Equity	of Debt	0.79	0.84	0.89	0.94	0.99
35.0%	53.8%	3.95%	8.3%	8.5%	8.8%	9.1%	9.4%
45.0%	81.8%	4.20%	8.4%	8.7%	8.9%	9.2%	9.5%
55.0%	122.2%	4.45%	8.6%	8.8%	9.1%	9.4%	9.7%

(1)	Levered Cost of Equity equals (Estimated Future Risk Free Rate + (Levered Beta * Risk Premium) + Small Capitalization Premium).

(2)	WACC equals ((Debt/Capitalization * (Cost of Debt)) + (Equity/Capitalization * Levered Cost of Equity)).

19

GILDO PASTOR CENTER, 7 RUE DU GABIAN, MC 98000, MONACO	TEL: (377) 92 05 75 57 - FAX: (377) 92 05 75 95 / 96 or 49
R. C. I. N° 93 S 02927 - ssee 511 G 09011	sales@associated-shipbroking.mc / chorlering @ associated-shipbroking.mc
Valuation Certificate
To Whom It May Concern
In accordance with your request, we have made an assessment of your fleet and, following our appraisal, we are able to state that in our opinion the current approximate value of the fleet, as between a “willing Seller and willing Buyer”, is as follows:

VESSEL’S NAME	BUILT	DWT	VALUE $
BREMEN MAX	MAY/93	73,503	70,350,000

HAMBURG MAX	FEB/94	72,338	74,350,000

TO BE NAMED	MAY/08	53,800	88,500,000

TO BE NAMED	OCT/08	53,800	83,500,000

AFRICAN ZEBRA	DEC/85	38,623	34,500,000

AFRICAN ORYX	DEC/97	24,110	44,100,000
It is to be appreciated that this valuation represents a statement of opinion only and is not representative of fact or the correctness of the particulars shown above. In this respect, it is to be noted that these particulars are compiled from information made available to us and other such data that we have been able to obtain from the relevant works of reference in our possession. Whilst all due care has been taken in the preparation of this statement, we are not able to accept any responsibility for the accuracy of the particulars or the assumptions, contained herein, upon which our opinion is based.
We wish it to be understood that this valuation is given solely for your information but, if you or any other party intend to act upon this statement, then verification should be obtained by inspection of the vessel or by any other appropriate means, that the particulars given herein are correct.
This valuation is given in good faith but neither the Company nor its directors or employees shall be liable in any way whatsoever for any error or omission.
Yours faithfully
for and on behalf of
ASSOCIATED SHIPBROKING S.A.M.
Director
Dated this 19th day of May 2008
(GIVEN IN GOOD FAITH WITHOUT GUARANTEE OF ACCURACY OR COMPLETENESS)

JAMES P. McLOUGHIN	JULIAN S. OWEN	TOBY BROKE-SMITH	STURLE ERICHSEN
A.O.H. +(377) 92 05 61 34 - MOBILE: +(33) 607 491 266	A.O.H. +(377) 93 50 29 31 - MOBILE: +(33) 607 757 369	A.O.H. +(377) 97 70 10 59 - MOBILE: +(377) 680 864 054	A.O.H. +(377) 97 70 47 65 - MOBILE: +(33) 607 757 367

RENATO S. G. ROSANO	ADRIAH EDWARDS	HOUHAN DERAKHSHANDEH	ALEX MITCHELL
A.O.H. +(377) 93 50 20 55 - MOBILE: +(377) 607 933 944	A.O.H. +(377) 93 50 30 56 - MOBILE: +(33) 622 713 804	A.O.H. +(377) 97 70 54 46 - MOBILE: +(377) 680 862 994	A.O.H. +(377) 97 77 09 94 - MOBILE: +(377) 680 866 636

HELIX SHIPPING & TECHNICAL SERVICES LTD.
ESTABLISHED 1966
DIRECTORS: JOHN E.FRANGOULIS, B.Sc., F.C.M.S E.FRANGOULIS, M.Sc., S.FRANGOULIS.

TELEPHONE: 020 77299511	38 REDCHURCH STREET,
FACSIMILE: 020 7729 7722	LONDON, E2 7DP.
E-Mail: helix1966 @ AOL.com	ENGLAND.
m.v. “AFRICAN ZEBRA”
Report of Attendance
This is to certify that
the undersigned, at the request of Mr. Elias J. Frangoulis of HELIX SHIPPING & TECHNICAL SERVICES LTD. of London and on behalf of SEANERGY MARITIME CORP., did attend the above Vessel while she was lying afloat, alongside her discharging berth at the Port of Richards Bay, South Africa, on May 5th & 6th and thereafter at Durban on May 7th to 9th 2008, on the purpose of carrying-out a Condition Survey and report as follows:

1/17

1. SHIP’S PARTICULARS
Vessel’s Name :“AFRICAN ZEBRA”
Ex names: “HANDY TIGER” (1994), “BRAVE VENTURE” (1985)
Port of Registry: Nassau, Bahamas
Official No.: 8000937
IMO No. : 8315920
     Owners : Goldie Navigation Ltd.
Managers : Enterprises Shipping and Trading S.A.
Builders: CHINA SHIPBUILDING CORPORATION (CSBC) Keelung, Taiwan
Hull No.: 306
Year of Built: 12/1985
Classification: BUREAU VERITAS
Ship’s Dimensions L.O.A.: 189, 95 m.
L.B.P.: 180, 02 m
Beam: 28, 41 m.
Depth: 15, 52 m
Tonnage (International) GRT: 23.207
NRT: 12.963
Summer Deadweight: 38.623 M.T.
At Summer Draft: 11, 07 m.
Light Weight: 7.915 M.T.
Air Draft : 48 m
Main Engine: MITSUI-B&W Type 6L60MCE
Max. Output : 8.650 BHP at 100 RPM
Service Output : 10.560 BHP at 101 PM
Designed Trial Speed : 15,9 Kn
Designed Service Speed : 14 Kn
Actual Present Speed : abt. 12,5 Kn.-average in loaded and ballast condition
Abt. 12,0 Loaded
Abt. 13,5 in Ballast
(See relevant note on page 14/15 of this Report)
2/17

2. CLASS SURVEYS & CERTIFICATES
a) CLASS
The Vessel was built to the Rules and under the inspection of Nippon Kaiji Kyokai (NK) and on completion she was classed with this Association.
Later, in 1996, at the request of the present Owners, the Vessel’s Classification was changed to BUREAU VERITAS with following assignment:

Main Class:	BUREAU VERITAS + HULL + MACH
Service Notations :	Bulk Carrier, ESP,
Heavy Cargo,
Nonhomoload,
Navigation Notations :	Unrestricted Navigation
Machinery:	+ MACH
The Ship is not designed for operation with Unattended Machinery space during Navigation.

An Extensive Alarm and Automation System has been provided for the Machinery Installation with a Control Console fitted in an air-conditioned Control Room within the Machinery space. The entire system seemed to be in good working condition.
M/E Bridge Control System was not installed.
As it is shown in the NK and BV Records, during the entire period of the ship’s service i.e. from Dec. 1985 until now the Ship had been inspected at regular intervals and all Class Surveys had been passed in time without any problem. Thus, the Ship’s Class was kept clean, valid and free of any severe Conditions.
At the time of present inspection the Ship’s Class was maintained without any Outstanding Conditions/Recommendations.
The last (4th) Special Survey passed in Gdansk, Poland in February 2006 with Bottom Survey in Dry-dock and Tailshaft withdrawal.
Next Special Survey due date: 05/02/2011
The next intermediate Survey is due on 05/08/2008 – Range Dates up to 05/05/2009 (window)

Next Dry-docking due date: 23/02/2009

Aux. Boiler Class Renewal Survey 05/02/2011 – Annual External Survey 05/02/2009

The Machinery installation is surveyed under a Continuous Survey programme (CSM) with total 102 items listed in the Survey cycle.
This Survey programme was found to be well progressed and up-dated without outstanding or overdue items
3/17

b) TRADING CERTIFICATES
Apart of the technical matters of structural strength and seaworthiness, the Ship’s Classification Society (BV) is also appointed to inspect the Ship on behalf of the Flag Administration (Bahamas Authorities) and issue the various Statutory Certificates associated with Ship’s safety, life at sea, security, environment protection etc.
According to HSSC practice (Harmonized System of Survey and Certification) the Statutory Annual/periodical and or renewal Surveys are passed – to the extent possible — at the same time of Class Surveys and the relevant Certificates endorsed or renewed as necessary.
This has been done on the Vessel up to now without any problem
A detailed list of the Surveys and Certificates (Survey Status Report) dated 2 may 2008 shows that all Class and Statutory Surveys have been passed in time and all Certificates are clean and valid without outstanding conditions, recommendations etc. Also without extensions.
A copy of the above Survey Status is attached herewith at the end of this report.
3. BRIEF DESCRIPTION
The Ship is a 38.623 DWT (Handy Size) Geared Bulk Carrier, Single Decker, with 5 CargoHolds/5 Hatches, Flush Deck, Raised Forecastle and Poop deck, Bulbous stem, Transom stern and with Machinery and Accommodation space located aft.
She was built in 1985 by CHINA SHIPBUILDING CORPORATION –Keelung Shipyard in Keelung, Taiwan. Delivered in December 1985.
Top Side Tanks are arranged through the entire length of the Cargo space for self trimming purposes and Hopper Tanks in the lower corners of Cargo Holds for easy discharging of Bulk Cargoes.
The longitudinal framing of the slant plate of the TopSide Tanks is on the internal side (Inside the Tank) since these spaces are designed only for Ballast (not for loading Grain).
The Cargo Gear consist of 4 sets of 25 tons each Electro-Hydraulic Deck Cranes located between Hatches so that each Crane can serve the two adjacent Hatches and each of holds Nos. 2, 3&4 can be served by either of the two adjacent Cranes.
Nos 1 and 5 Holds can be served, each by one Crane only (i.e. by Crane No.1 and Crane No. 4 respectively).
4/17

The main engine is a MITSUI-B&W 6S60MCE Diesel (made by Mitsui Engineering and Shipbuilding (M.E.S.)-Tamano Works, in Tamano City, Japan;
Output M.C.R. 8,650 PS @ 100 rpm
           N.S.O. 7,785 PS @ 96,5 rpm,
driving a solid, fixed pitch, 4-blade propeller.
Electric Power is generated by 3 Aux. Engines DAIHATSU 6DL-20 660 PS @ 720 rpm driving 3 Generators TAIYO EL. MFG. 550KVA x 450VAC, 3Ph., 60Hz.
Emergency generator is not provided.
A Diesel-Driven Emergency Fire Pump is fitted.
A foam fire-fighting system is provided for Engine Room.
There is a Composite Type, Vertical, Watertube Boiler made by OSAKA BOILER Co. LTD. in Japan, with oil-fired and exhaust gas sides.
Each side is designed for a production of 1200 kgs/hr saturated steam of 6 Kg/cm2 Steam Pressure.
The Top Side Tanks are ballasted from the Ballast/Fire/Deck Wash Line laid on the Main Deck Starboard Side. De-ballasting is done through overboard valves to the sea directly, independently of the Double Bottoms to which are not connected.
The Cargo Hold No.3 is a “Floodable Hold” i.e. it is also designed for Ballast.
However it seems that the quantity of ballast water in the other Ballast Tanks is enough for safe navigation when the ship is empty. Therefore, usually, it is not necessary this hold to be filled with ballast.
The Hatches are closed by steel, watertight Hatch Covers of, folding type, three (4) panels per Hatch, hinged in pairs and opening one pair forward and one aft.
No 1 hatch only has three panels, a single panel opens forward and a hinged pair aft.
Power for open/closing the hatch covers is provided by hydraulic cylinders, four (4) cylinders per hatch located 2-forward and 2-aft.
The Machinery installation is provided with a Centralized Control Station with a console installed in an Air Conditioned Control Room located in Eng. room tweendeck, port side, from where Main Engine can be remotely operated and an Alarm and Eng. Room monitoring system is also installed.
5/17

All necessary Auxiliaries are installed in the Engine Room including:
-     A 15 ppm Bilge Water Separator
-     A Waste Heat Recovery Fresh Water Generator.
-     An dirty oil and sludge incinerator
-      A. Sewage Treatment Plant
-     An Air dryer for the Eng Room Control Air
6/17

4. CAPACITIES AND WEIGHTS
Cargo
     Grain: (in all Holds), Total: 48,648 m3 =1.718.005 f3
     Bale :      -"-       -"-       46,671,6 m3 = 1.648.207 f3
Ballast
     Total: 22.352 m3 in all Ballast Tanks including No.3 Cargo Hold
Fuel Oil:
     Total 1.784,60 m3 in Nos 1, 2, 3 & 4 (C) D.B. F.O.Tanks
Diesel Oil:
     Total 172 M.Tons in No 1(P&S) & 2(S) D.O. Tanks
Fresh Water:
     Total 318 m3 in the 2 F.W.Tanks located P&S of the Steering Gear Room
Washing Water := 159 m3 FWT (P)

Drinking Water := 159 m3 in DWT(S))
Lubricants
in M/E Sump Tank 22,09 m3
in Storage Tank 17,44 m3
Deadweight: 30.900 M.T.
at 10,654 m. Summer Draft
Light Ship: .7.915 M.T. @ a 2,40 m Draft

7/17

5. SHIP’S CONDITION (Please see relevant photos)
HULL
Shell Plate: The outside surface of the hull above the water level found free of damages and deformations. It is also free of heavy corrosion, rust scales or deep pitting. Generally, found in fair condition.
Various gentle, very shallow set-in areas noted, probably caused by pressure against dock fenders during the long ship’s life. These points, however, are hardly noticeable and of minor importance.
There are scattered small points of light rust wherever the paint film is removed due to mechanical damages, scratches, friction with dock fenders etc.
It seemed that, after the overall painting work carried out in dry-dock (2/2006), local touch-up works has been done repeatedly by crew. However, the result is not so good, probably due to improper surface cleaning and preparation before coating or due to incompatibility of various quality paints used on board, resulting in poor adhesion.
Furthermore, due to so many coats of paint applied during the long ship’s life, which had been damaged locally and touched-up in different time periods, affecting different total film thickness, the external surface of the paint is presently uneven i.e. the total thickness of paint layers ranges from 2-3 coats (abt 500 microns) to over 20 coats (3.000 microns) but this is only a minor problem of appearance.
The plate wastage seemed to be very small and the remaining thickness of the plate appears well within the acceptable limits and thus, the side shell plate considered to be in good condition.
Bottom Plate
Since the Vessel was afloat, in loaded condition, the Ship’s underwater body was not accessible for inspection.
Considering the general, overall condition of the Vessel, the Ship’s underwater body believed to be in fair condition, regarding rust, corrosion and plate wastage.
However, considering the time at sea after dry-docking and the high figures of Propeller slip noted in the Log Books, it seems that the ship’s bottom may be fouled to some extend with barnacles and marine growth, which can only be confirmed by a Diver’s inspection.
The Decks, generally, found good condition, well maintained and painted.
In the Main Deck some marks of light to moderate pitting and old roughness of the plates show that the ship had passed periods of poor maintenance in the past. However, the resulted wastage – if any - and plate thickness diminution could not be confirmed.
Anyway, further rusting and wastage had been stopped by the present good maintenance as mentioned above.

8/17

The Forecastle, the Poop Deck and the Accommodation Decks are all in a similar, good condition, well maintained and painted. Pitting owned to poor maintenance in some period in the past noted but the general condition considered acceptable.
The Hatch Coamings, on the outside area and their brackets have been lately maintained and re-painted by crew and are in good condition.
On the inside surface of Hatch comings, some areas with rust noted which need the usual cleaning/re-painting by crew. (See relevant photos).
The Steel, Weathertight Hatch covers are of enclosed design or “box-type” i.e. closed underneath for better protection of stiffeners and easy maintenance.
Found in a structurally sound condition. The external, weather-exposed areas are well maintained and painted. The internal surfaces, however, which are not easily accessible for cleaning and painting by crew, found rusty and/or pitted and anyway in need of maintenance.
The Compression bars are stainless steel and are in good condition.
The rubber packing of covers, generally, is in fair condition neither over-compressed nor hardened. And the covers look to be weather tight.
For additional safety all gaps around gaps between Cover and coaming tables are closed by polyurethane foam.
The Gain Loading openings provided on the Covers (4 on each hatch) are not used and have been semi-permanently closed by cementing the bolts of covers by plastic steel or similar material.
The Deck Fittings like bollards, air vent pipes of tanks, sounding pipes, handrails etc. are all in good condition, sound, clean and painted.
The Deck Pipes including cable pipes etc are in the same good condition as above.

9/17

The Cargo Holds could not be inspected empty due to remaining Cargo of Urea in all holds.
Only the upper part of the Holds could be seen namely:
Hatch Coamings.
Under-Deck areas (Cross Decks),
Slant plate/bottom of Topside Tanks
Upper part of Bulkheads
Upper Part of Shell plate with Frames & Brackets
From the items listed above it seems that the holds are, generally, in a fair and acceptable condition. Scattered pitting is present in some places causing plate wastage and thickness diminution but it is believed that the remaining thickness of the plates is still within the acceptable limits by Class, except, possibly the lower part of the Four (4) corrugated transverse bulkheads between holds.
The above mentioned parts could only be seen from a distance (from the hold access ladder) and therefore a close-up inspection of the welding connections of Frames with Shell plate for checking for possible grooving on necking problem was not possible.
However, based on the generally good level of maintenance of Cargo Holds, the undersigned believes that there will be no such problem on this Vessel.
The Forward and aft of each Hatch underdeck areas have not be painted recently and have scattered rusty spots as shown in relevant photos. However even these areas of Cross Decks (of original plate thickness 9 mm) seemed to be still in structurally sound condition and – subject to ultrasonic thickness measurement and provided that a good maintenance work will be done from now-on, - there will be little or no need of plate renewal in the coming Int. Hull Survey (Latest due date 05/05/2009 as stated earlier in this report).
DECK MACHINERIES
Steering Gear:
Electro-Hydraulic type made by KAWASAKI HEAVY INDUSTRIES of Kobe Japan, with 1-ram, 2-cylinders actuated by 2 pump units.
Each pump driven 7,5 Kw El. Motor is capable to supply full power to turn Rudder from 35o of one side to 30o of the other side of the Ship in 28 seconds.
The Steering Gear seemed to be well maintained and in apparently good working condition.
Anchor Windlass :
Electro-Hydraulic type, High Pressure, Made by IHI of Nagoya, Japan.
With 2 Gypsy Wheels and 4 Hawser Drums.
Capacity 31t x 9 m/min at Gypsy wheels, 12t x 15m/min at hawser drums.
Anchor chains 2 x 12 lengths (302,5m) each, Dia 66 mm, Material Quality U3.
Appeared to be in good working condition, well maintained and painted.

10/17

Aft Mooring Winch :
Electro-Hydraulic type, High Pressure, Made by IHI of Nagoya, Japan.
Capacity 12t x 15 m/min.
Found in good working condition and in normal maintenance level.
Deck Cranes : Electro-Hydraulic, 25 Tons each, x 25m Radius, Luffing Lower 25o
Made by TSUJI HEAVY INDUSTRIES one of the best Crane Makers in Japan.
Were seen working without problems.
Regarding maintenance, found, generally, in fair condition.
Oil leakages or other problems not noticed. Noise during operation was normal.
BALLAST TANKS
Fore and After Peak Tanks and Top Side Tanks Nos 1(S) & 5(S) inspected this time.
The Forepeak found in good condition. Initially it was coated by CHUGOKU Modified Epoxy Paint BISCON HB-NT x 1 coat High Built, of Dry Film Thickness 200 microns (according to Ship’s Specification) which seems that it had protected the tank very well and for long time.
Now the said initial coating, in some places, (abt 20% of total area) is broken and removed.
In addition to protecting coating, a number of aluminium anodes were also fitted which now are worn by more than 50% and seem inactive.
The two upper stringers are covered by thin rust but their plate thickness seems to be still acceptable.

Generally, the Forepeak Tank is structurally sound with minimum, insignificant plate wastage and thickness diminution, therefore considered to be in good condition.
The Top Side Tanks found also in structurally sound condition. The initial protecting coating (similar spec. with F.P.Tk), had broke and removed in abt 30% of the total area of the Tank surfaces.
During the Ship’s last Dry-Docking and Special Survey in Gdansk, Poland, a few pieces of under-deck longitudinals and other internal members had been partly renewed apparently due to local corrosion and thickness diminution beyond permissible limits.
A similar case of limited steel replacement work may have to be faced in next Intermediate and/or Special Survey which are due in May 2009 and Jan. 2011 respectively.
In the meantime the Topside Tanks need to be cleaned and all loose rust/paint flakes and sludge to be removed. Otherwise, the tanks are structurally in sound condition.

11/17

After Peak Tank : found in a condition similar to Fore Peak. The initial coating was different i.e. EPICON
T-500 primer x 1 coat & EPICON T-500 finish x one coat, Total D.F.T 225 microns.
The tank found structurally sound and generally in a fair condition.
D.B. Tanks: were not accessible for inspection this time.
Initial coating was same to Fore Peak and Topside Tanks and believed to be in a similar if not better condition.
ACCOMMODATION
It is of good design and construction, fully air-conditioned, clean, well arranged and serves the purpose very well.
Suitable cabins are provided for a complement of 32 persons, including Owner and Pilot.
Officers have private shower and toilet facilities while lower crew share common lavatories.
Total present Crew 22 persons (including one welder). All of Ukraine Nationality.
In terms of maintenance, the accommodation considered to be in fair/good condition.
The Navigation Bridge is neatly arranged and equipped with all the necessary Navigation Aids

(Please see the attached list of Ship’s Equipment)
Reportedly all were in good working condition except one weather Facsimile.

12/17

MACHINERY
The Engine Room space found clean and without signs of leakages of Exh. Gases, Fuel and Lub oil. The bilge space also found clean and dry.
The Propulsion Machinery consist of One Single acting, 2-Stroke, Turbocharged and Reversible Marine Diesel Engine of B&W Design made by MITSUI ENGINEERING AND SHPBHILDING (M.E.S) in Tamano, Japan under license from B&W.
Type 6L60MCE, 6-Cyl Dia 600 mm, Stroke 1.440mm,
Output Max. Cont. 8.650 PS at 100 RPM
Service Rating 7.785 PS at 96,5 RPM
Fitted with one set Exh. Gas Turbocharger MITSUI-MAN Type NA57
The Engine is directly coupled to a 4-blade, right hand Ni-Al-Bronze Propeller
Dia 6.200 mm. x 4.625 mm Pitch, Made by NAKASHIMA ROPELLER of Okayama, Japan.
The Tailshaft is of Oil lubricated design with “Simplex” seals.
The Main Engine can be remotely controlled from control Room. Bridge Control is not provided. Total working hours of Main Engine are 121.038 hours.
Same figure of working hours appeared in Ch. Engineer’s records for Main Bearings, Bottom End Bearings, Crosshead Bearings and Guide shoes which means that there was never any problem with those components during the long 23-year life of the Vessel.
All original cylinder Liners have been replaced once during the last 3 years and the presently working liners have working hours ranging from 9.118 to 14.698 hours.
Turbocharger Working Hours since last overhauling: 10.093 hours.
M. E. Cyl. Liner Wear Measurements
Overhauling reports for all 6 Cylinders were shown on board.
Liner Measurements within permissible limits as follows:
(Liner No./Wear mm): 1/0,42 , 2/1,8 , 3/1,85 , 4/1,9 , 5/0,48 , 6/0,5
Crank Shaft Deflections
Last Record of 18/1/2008 : Max figure : 0,18 mm in No. 3 Crank.

13/17

Lub. Oil Analysis
Last Record dated 23/1/2008 with following comments:
“The water content of this Crosshead Engine system oil is marginal. Check for satisfactory operation of Purifier. Ensure throughput is in line with recommendations, correct gravity disc is fitted where appropriate and operating temperature is being maintained at 90 degC.”
Aux. Engines :
3 sets of DAIHATSU 4-stroke Diesel Engines Type 6DL-20, each 690BHP at 720 RPM, fitted with Hydraulic Woodward Governors and IHI-BBC Turbocharger VTR 161.
Designed to burn Blended Fuel with Ratio: Diesel Oil 35% + Heavy Oil 65%
(Actually are working with a ratio 50/50)
The 3 Alternators are Drip proof, self ventilation, brushless. Maker: TAIYO ELECTRIC Co.
All 3 sets were seen in working condition under load, in parallel operation and nothing abnormal noted.
Aux. Boiler
Vertical, Cylindrical, Composite Type (Oil fired/Exhaust Gas) Model : OEVC-12/120-22
Maker: OSAKA BOILER MFG. CO. LTD.
Heating Surface: Oil Fired side = 29 m2 / Exh. Gas side 279 m2
Oil Burner: VOLCANO Type Press,Jet MJ32-140
Steam Production: Each side 1.200 Kg , Steam Pressure 6 Kg/cm2, Saturated Steam
It was operating and seemed in normal working condition.
Exhaust Gas Boiler: Seemed to be O.K. except the Motorized Damper Valve which regulates the steam pressure automatically. It seems now out of order and operated manually.
The Boiler water is tested by Chief Engineer every day using UNITOR testing Equipment and chemicals.

14/17

6. SPARE PARTS
There is no Spare Propeller or Spare Tailshaft or Spare Anchor on board.
The Ship has a reasonable quantity of spare parts for Main Engine, Auxiliary Engines and for the vital machineries in Engine room.
An adequate stock of Parts for Cargo Cranes is also kept on board including 1 Electric Motor, 1Hydraulic Pump and 1 Hydraulic Motor for each kind fitted
M.Eng. Parts:
- Cyl. Liner 1 pc. New + 1 pc old, usable

- Cylinder Cover 1 pc, New

-.Cooling Jacket 1 pc, New

-.Piston Crown total 4pcs (3 pcs reconditioned + 1pc.old, usable)

- Piston Skirt 2 pc ( used in turn)

- Piston rod 1 pc , used,                → ( * )

- Exh. Valve Body 2 pcs

- Exhaust Valve Spindle 7 pcs Reconditioned

- Exhaust Valve Seat 8 pcs Reconditioned

- Fuel Pump Complete 1 pc New (?)

- Plunger and Barrel for Fuel Pump 4 pcs New

- Fuel Injectors complete 12 pcs ( Used in Turn )

- Turbocharger Bearing complete 1 set New

- Piston Rings.. 10 pcs, New
Aux. Eng. Parts
- Piston 2pcs Reconditioned

- Connecting Rod 1 pc New

- Fuel Injection Pump 3 pcs Reconditioned

- Fuel Injectors 6 pcs (used in turn)

- Governor 2 pcs Reconditioned

( * )	The condition of the spare Piston Rod is unknown. Usually a complete Spare Piston unit is assembled and ready for prompt replacement of a piston which will be drawn out for routine or occasional overhauling, thus reducing the immobilizing time of the Vessel to the minimum possible. In this Vessel, however, the spare Piston Rod is been placed aside, secured on the floor and not used in turn.
Thus, the drawn piston unit has to be cleaned, measured, prepared, fitted with new Piston Rings and – if necessary -.with new or reconditioned Piston Crown etc which takes long time!

15/17

7. SHIP’S PERFORMANCE
From the Chief Engineer’s Log Book following figures noted:
M.Eng. Speed = 92,5 RPM
Consumption of fuel oil (380 cSt) = 23,5 t/d in loaded , 22.5 t/day in ballast condition.
Cyl. Oil Consumption per day = 240 lit./ M/E System Lub Oil = 60 lit.
Gen Eng. Consumption per day: Fuel Oil = 0,8t + D.Oil = 0,8t / Lub Oil = 20 lit.
At sea with standard consumers of Electric power (abt 240~280 Kw) one Gen. needed.
From Sea Trial Records following figures of Engine Load and RPM noted:
(Trials carried out with displacement 21.300 M.T.)

Load %	25	50	75	90	100

RPM	69	81,7	93,6	99,4	103
From Shop Test Records of M. Eng the following figures noted:

Load %	25	50	75	90	100
RPM	63,5	79,6	91,1	96,6	99,5
And from the Ship’s Voyage abstracts for the last 6 Voyages following figures noted:

							Total Consumption
Voyage No.	From	To	St.Hrs	Dist Ttal	Av. Spd	RPM	F.O.	DO	E.O.	C.O.

Last Voy.	Mesaie	Rich Bay	333	4.078	12,25	91	320,93	12,21	839	3330
03-2008A	Qatar	S. Africa	LOADED							I

02-2008A	Porvandap Dammam		93,5	1.129	12,07	90	85,21	3,35	235	935,5
	India	S. Arabia	LOADED							I

01-2008A	Durban	Kuasim	332	3.884	11,70	90	313,61	11,34	828	3.320
	S. Africa	Pakistan	LOADED							I

01-2008	R.Grande	Durban	385	4.266	11,07	89	364,0	13,0	934	3.707
	Brasil	S.Africa	LOADED							I

01-2008	Algesiras	R.Grande	356,3	4.857	13,63	92	328.96	12,24	890	3.560
	Spain	Brasil	IN BALLAST							I

No 25	Belitung	Mina	308,5	3.771	12,22	90,2	290,77	11,01	770,	5 085
	Indonesia	Saqr	LOADED							I

Average Speed of above 6 Voyages = 12,16 Knots
Average Fuel Oil Consumption per day = 22,6 Tons
Average speed of the 5 Loaded Voyages = 11,8 Knots

16/17

8. CONCLUSION AND OPINION
The vessel is well designed for the intended trade of bulk cargoes including Grain.
She was designed by KOYO DOCKYARD a well known Shipbuilding Company of Japan and built with a good specification in respect of the important items for trade and also for low cost operation & maintenance in the long run (Good coating of Ballast Tanks, Good Cargo Gear, Box type, Hydr. operated Hatch Covers, Good M.Engine and Auxiliaries, Automation etc.) Furthermore it seems that the Ship has been properly maintained by the crew with the final result to be presently in good condition.
The condition of the Cargo Holds need to be improved both for trading purposes (suitability for Grain Loading) and for maintenance and future Surveys.
Especially the entrance small Hatches and trunks to the Cargo holds are heavily rusted and pitted giving a very bad and disappointing first impression.
The under-deck surfaces of the cross decks between hatches are also in urgent need of maintenance before the condition becomes worse.
Furthermore the Topside Ballast Tanks must be cleaned and all the mud, rust flakes paint flakes to be removed since this mud of sea water has a high-acidity accelerating corrosion.

In conclusion, on the basis of the parts of the Ship inspected this time and taking in consideration the age of the Vessel and her trade, she is considered, generally to be in fair and acceptable condition.
A set of photographs of the vessel taken during the inspection, can be seen on the following link: http//www.box.net/shared/vojduk48cs
12th May 2008, Piraeus.

E. G. Hamilothoris
NOTE:
A Copy of the BV Survey Status Report (3 pages) and a copy of the list of Ship’s Radio & Navigational Equipment (1 page) are attached hereto.

17/17

ANNEX M
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SEANERGY MERGER CORP.
PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
The undersigned, for the purpose of forming a corporation pursuant to the provisions of the Marshall Islands Business Corporations Act, does hereby make, subscribe, acknowledge and file with the Registrar of Corporations this instrument for that purpose, as follows:
     FIRST: The name of the corporation is Seanergy Merger Corp. (hereinafter called the “Corporation”).
     SECOND: The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.
     THIRD: The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the under the Marshall Islands Business Corporations Act (the “BCA”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.
     FOURTH: The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is one hundred and one million (101,000,000) consisting of the following:
(1) one hundred million (100,000,000) registered shares of common stock with a par value of US $.0001 per share.
(2) one million (1,000,000) registered preferred shares with a par value of US$.0001 per share. The Board of Directors (the “Board”) is expressly granted the authority to issue preferred shares and to establish such series of preferred shares and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares and without further vote or action by the shareholders.
     FIFTH: The Board of Directors, as well as the shareholders, of the Corporation shall have the authority to adopt, amend or repeal the bylaws of the Corporation.

     SIXTH The name and mailing address of the incorporator is: Evan Barth, c/o Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154.
     SEVENTH: Corporate existence shall begin upon the filing of these Articles of Incorporation with the Registrar of Corporations as of the filing date stated on these Articles and shall have perpetual existence.
     EIGHTH: The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The board of directors shall have the right to designate Class A, Class B and Class C directors. The directors in Class A shall be elected for a term expiring at the third Annual Meeting of Shareholders, the directors in Class B shall be elected for a term expiring at the fourth Annual Meeting of Shareholders and the directors in Class C shall be elected for a term expiring at the fifth Annual Meeting of Shareholders. Commencing at the third Annual Meeting of Shareholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Except as the BCA may otherwise require, in the interim between annual meetings of shareholders or special meetings of shareholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
     NINTH: Except as may be otherwise specifically provided by law or these Articles of Incorporation, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors provided that the act of at least eighty per cent (80%) of the entire Board of Directors shall be required for (i) the establishment, dissolution or alteration of the duties or composition of any committee of the Board of Directors empowered to manage the ocean going shipping business and affairs of the Corporation, including without limitation the power to approve the acquisition and sale of vessels and of shares in vessel owning entities (but excluding sales of all or substantially all of the Corporation’s property and assets) and debt financing related thereto and (ii) the amendment of Sections 3.5 and 4.3 of the Corporation’s bylaws. If a quorum shall not be present at any meeting of the Board of Directors or of any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

2

ANNEX N
AMENDED & RESTATED BYLAWS
OF
SEANERGY MARITIME CORP.
ARTICLE I
OFFICES
     1.1. Registered Office. The registered office of Seanergy Maritime Corp. (the “Corporation”) in the Republic of the Marshall Islands shall be established and maintained at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 and The Trust Company of the Marshall Islands, Inc. shall be the registered agent of the corporation in charge thereof.
     1.2. Other Offices. The Corporation may also have offices at such other places both within and without the Marshall Islands as the board of directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.
ARTICLE II
MEETINGS OF STOCKHOLDERS
     2.1. Place of Meetings. All meetings of the stockholders shall be held at such time and place, either within or without the Marshall Islands, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.
     2.2. Annual Meetings. The annual meeting of stockholders shall be held on such date and at such time as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of only such other business as is properly brought before the meeting in accordance with these Bylaws (the “Bylaws”).
     Written notice of an annual meeting stating the place, date and hour of the meeting, shall be given to each stockholder entitled to vote at such meeting not less than fifteen (15) nor more than sixty (60) days before the date of the annual meeting.
     To be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that sixty (60) or less than sixty (60) days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder’s notice to the Secretary shall set forth (a) as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (ii) any material interest of the stockholder in such business, and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class, series and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Article II, Section 2. The officer of the Corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions of this Article II, Section 2, and if such officer should so determine, such officer shall so declare to the annual meeting and any such business not properly brought before the meeting shall not be transacted.
     2.3. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation of the Corporation (the “Articles of Incorporation”), may only be called by a majority of the entire Board of Directors, or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.
     Unless otherwise provided by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than fifteen (15) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.
     2.4. Quorum. The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

2

     2.5. Organization. The Chairman of the Board of Directors shall act as chairman of meetings of the stockholders. The Board of Directors may designate any other officer or director of the Corporation to act as chairman of any meeting in the absence of the Chairman of the Board of Directors, and the Board of Directors may further provide for determining who shall act as chairman of any stockholders meeting in the absence of the Chairman of the Board of Directors and such designee.
     The Secretary of the Corporation shall act as secretary of all meetings of the stockholders, but in the absence of the Secretary the presiding officer may appoint any other person to act as secretary of any meeting.
     2.6. Voting. Unless otherwise required by law, the Articles of Incorporation or these Bylaws, any question (other than the election of directors) brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder, unless otherwise provided by the Articles of Incorporation. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize any person or persons to act for him by proxy. All proxies shall be executed in writing and shall be filed with the Secretary of the Corporation not later than the day on which exercised. No proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.
     2.7. Action of Shareholders Without Meeting. Unless otherwise provided by the Articles of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all shareholders entitled to vote with respect to the subject matter thereof and shall be delivered to the Corporation by delivery to its registered office in the Marshall Islands, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.
     2.8. Voting List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the election, either at a place within the city, town or village where the election is to be

3

held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where said meeting is to be held. The list shall be produced and kept at the time and place of election during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.
     2.9. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 8 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.
     2.10. Adjournment. Any meeting of the stockholders, including one at which directors are to be elected, may be adjourned for such periods as the presiding officer of the meeting or the stockholders present in person or by proxy and entitled to vote shall direct.
     2.11. Ratification. Any transaction questioned in any stockholders’ derivative suit, or any other suit to enforce alleged rights of the Corporation or any of its stockholders, on the ground of lack of authority, defective or irregular execution, adverse interest of any director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting may be approved, ratified and confirmed before or after judgment by the Board of Directors or by the holders of Common Stock and, if so approved, ratified or confirmed, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said approval, ratification or confirmation shall be binding upon the Corporation and all of its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.
     2.12. Judges. All votes by ballot at any meeting of stockholders shall be conducted by two judges appointed for the purpose either by the directors or by the meeting. The judges shall decide upon the qualifications of voters, count the votes and declare the result.
ARTICLE III
DIRECTORS
     3.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Articles of Incorporation. The number of directors which shall constitute the Board of Directors shall be not less than one (1) nor more than thirteen (13). The exact number of directors shall be fixed from time to time, within the limits specified in this Article III Section 1 or in the Articles of Incorporation, by the Board of Directors. Directors need not be stockholders of the Corporation. The Board may be divided into Classes as more fully described in the Articles of Incorporation.
     3.2. Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until the next annual meeting of stockholders at which his Class stands for election or until such director’s earlier resignation, removal from office, death or incapacity. Unless otherwise provided in the Articles of Incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by a sole

4

remaining director and each director so chosen shall hold office until the next annual meeting and until such director’s successor shall be duly elected and shall qualify, or until such director’s earlier resignation, removal from office, death or incapacity.
     3.3. Nominations. Nominations of persons for election to the Board of Directors of the Corporation at a meeting of stockholders of the Corporation may be made at such meeting by or at the direction of the Board of Directors, by any committee or persons appointed by the Board of Directors or by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Article III, Section 3. Such nominations by any stockholder shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided however, that in the event that sixty (60) less than sixty (60) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder’s notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended, and (ii) as to the stockholder giving the notice (a) the name and record address of the stockholder and (b) the class and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth herein. The officer of the Corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.
     3.4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the Marshall Islands. The first meeting of each newly elected Board of Directors shall be held immediately after and at the same place as the meeting of the stockholders at which it as elected and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chief Executive Officer or a majority of the entire Board of Directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone, facsimile or telegram on twenty-four (24) hours notice, or

5

on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.
     3.5. Quorum. Except as may be otherwise specifically provided by law, the Articles of Incorporation or these Bylaws, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors or of any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.
     3.6. Organization of Meetings. The Board of Directors shall elect one of its members to be Chairman of the Board of Directors. The Chairman of the Board of Directors shall lead the Board of Directors in fulfilling its responsibilities as set forth in these By-Laws, including its responsibility to oversee the performance of the Corporation, and shall determine the agenda and perform all other duties and exercise all other powers which are or from time to time may be delegated to him or her by the Board of Directors.
     Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in his or her absence, by the Chief Executive officer, or in the absence of the Chairman of the Board of Directors and the Chief Executive Officer by such other person as the Board of Directors may designate or the members present may select.
     3.7. Actions of Board of Directors Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filled with the minutes of proceedings of the Board of Directors or committee.
     3.8. Removal of Directors by Stockholders. The entire Board of Directors or any individual Director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote at an election of directors. In case the Board of Directors or any one or more Directors be so removed, new Directors may be elected at the same time for the unexpired portion of the full term of the Director or Directors so removed.
     3.9. Resignations. Any Director may resign at any time by submitting his written resignation to the Board of Directors or Secretary of the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation unless another time be fixed in the resignation, in which case it shall become effective at the time so fixed. The acceptance of a resignation shall not be required to make it effective.
     3.10. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may

6

unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided by law and in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution or amending the Bylaws of the Corporation; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.
     3.11. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed amount (in cash or other form of consideration) for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.
     3.12. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by a vote sufficient for such purpose without counting the vote of the interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors, by the unanimous affirmative vote of the disinterested directors.
     3.13. Meetings by Means of Conference Telephone. Members of the Board of Directors or any committee designed by the Board of Directors may participate in a meeting of the Board of Directors or of a committee of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such meeting.
ARTICLE IV
OFFICERS

7

     4.1. General. The officers of the Corporation shall be elected by the Board of Directors and may consist of: a Chairman of the Board, Chief Executive Officer, President, Secretary and Treasurer. The Board of Directors, in its discretion, may also elect one or more Vice Presidents (including Executive Vice Presidents and Senior Vice Presidents), Assistant Secretaries, Assistant Treasurers, a Controller and such other officers as in the judgment of the Board of Directors may be necessary or desirable. Any number of offices may be held by the same person and more than one person may hold the same office, unless otherwise prohibited by law, the Articles of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation, nor need such officers be directors of the Corporation.
     4.2. Election. The Board of Directors at its first meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Except as otherwise provided in this Article IV, any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers who are directors of the Corporation shall be fixed by the Board of Directors.
     4.3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive officer or any Vice President, and any such officer may, in the name and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.
     4.4. Chief Executive Officer. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Chief Executive officer shall have ultimate authority for decisions relating to the general management and control of the affairs and business of the Corporation and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors.
     4.5. Vice Presidents. At the request of the Chief Executive Officer or in the absence of the Chief Executive officer, or in the event of his or her inability or refusal to act, the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Vice President, the Board of Directors shall designate the

8

officer of the Corporation who, in the absence of the Chief Executive Officer or in the event of the inability or refusal of such officer to act, shall perform the duties of such office, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office.
     4.6. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, then any Assistant Secretary shall perform such actions. If there be no Assistant Secretary, then the Board of Directors or the Chief Executive Officer may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.
     4.7. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.
     4.8. Assistant Secretaries. Except as may be otherwise provided in these Bylaws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, any vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.
     4.9. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of

9

Directors, the Chief Executive officer, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.
     4.10. Controller. The Controller shall establish and maintain the accounting records of the Corporation in accordance with generally accepted accounting principles applied on a consistent basis, maintain proper internal control of the assets of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or any Vice President of the Corporation may prescribe.
     4.11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.
     4.12. Vacancies. The Board of Directors shall have the power to fill any vacancies in any office occurring from whatever reason.
     4.13. Resignations. Any officer may resign at any time by submitting his written resignation to the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation, unless another time be fixed in the resignation, in which case it shall become effective at the time so fixed. The acceptance of a resignation shall not be required to make it effective.
     4.14. Removal. Subject to the provisions of any employment agreement approved by the Board of Directors, any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.
ARTICLE V
CAPITAL STOCK
     5.1. Form of Certificates. Shares of stock of the Corporation may be certificated or uncertificated, as provided under applicable law. All certificates shall be numbered and shall be entered into the books of the Corporation as they are issued. A certificate shall exhibit the holder’s name and number of shares and shall be signed, in the name of the Corporation (i) by the Chief Executive Officer or the President, and (ii) by the Treasurer or the Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.
     5.2. Signatures. Any or all of the signatures on the certificate may be a facsimile, including, but not limited to, signatures of officers of the Corporation and countersignatures of a transfer agent or registrar. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer,

10

transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.
     5.3. Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.
     5.4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transactions upon its books, unless the Corporation has a duty to inquire as to adverse claims with respect to such transfer which has not been discharged. The Corporation shall have no duty to inquire into adverse claims with respect to such transfer unless (a) the Corporation has received a written notification of an adverse claim at a time and in a manner which affords the Corporation a reasonable opportunity to act on it prior to the issuance of a new, reissued or re-registered share certificate and the notification identifies the claimant, the registered owner and the issue of which the share or shares is a part and provides an address for communications directed to the claimant; or (b) the Corporation has required and obtained, with respect to a fiduciary, a copy of a will, trust, indenture, articles of co-partnership, Bylaws or other controlling instruments, for a purpose other than to obtain appropriate evidence of the appointment or incumbency of the fiduciary, and such documents indicate, upon reasonable inspection, the existence of an adverse claim. The Corporation may discharge any duty of inquiry by any reasonable means, including notifying an adverse claimant by registered or certified mail at the address furnished by him or, if there be no such address, at his residence or regular place of business that the security has been presented for registration of transfer by a named person, and that the transfer will be registered unless within thirty days from the date of mailing the notification, either (a) an appropriate restraining order, injunction or other process issues from a court of competent jurisdiction; or (b) an indemnity bond, sufficient in the Corporation’s judgment to protect the Corporation and any transfer agent, registrar or other agent of the Corporation involved from any loss which it or they may suffer by complying with the adverse claim, is filed with the Corporation.
     5.5. Fixing Record Date. In order that the Corporation may determine the stockholders entitled to notice or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights

11

in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than fifteen (15) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed:
               (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
               (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the first date on which a signed written consent is delivered to the Corporation.
               (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
     A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.
     5.6. Registered Stockholders. Prior to due presentment for transfer of any share or shares, the Corporation shall treat the registered owner thereof as the person exclusively entitled to vote, to receive notifications and to all other benefits of ownership with respect to such share or shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State Marshall Islands.
ARTICLE VI
NOTICES
     6.1. Form of Notice. Notices to directors and stockholders other than notices to directors of special meetings of the board of Directors which may be given by any means stated in Article III, Section 4, shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.
     6.2. Waiver of Notice. Whenever any notice is required to be given under the provisions of law or the Articles of Incorporation or by these Bylaws of the Corporation, a written waiver, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be

12

transacted at, nor the purpose of, any regular, or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice unless so required by the Articles of Incorporation.
ARTICLE VII
INDEMNIFICATION OF DIRECTORS AND OFFICERS
     7.1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
     7.2. The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
     7.3. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 or 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.
     7.4. Any indemnification under sections 1 or 2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a

13

determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made:
          (a) By the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or
          (b) If such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or
          (c) By the stockholders.
     7.5. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Section. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.
     7.6. The indemnification and advancement of expenses provided by, or granted pursuant to the other sections of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.
     7.7. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.
     7.8. For purposes of this Article, references to “the Corporation” shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation of its separate existence had continued.
     7.9. For purposes of this Article, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person

14

with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article.
     7.10. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
     7.11. No director or officer of the Corporation shall be personally liable to the Corporation or to any stockholder of the Corporation for monetary damages for breach of fiduciary duty as a director or officer, provided that this provision shall not limit the liability of a director or officer (i) for any breach of the director’s or the officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 28(m) of the Business Corporations Act of Marshall Islands, or (iv) for any transaction from which the director or officer derived an improper personal benefit.
ARTICLE VIII
GENERAL PROVISIONS
     8.1. Reliance on Books and Records. Each Director, each member of any committee designated by the Board of Directors, and each officer of the Corporation, shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation, including reports made to the Corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.
     8.2. Dividends. Subject to the provisions of the Articles of Incorporation, if any, dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.
     8.3. Annual Statement. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the Corporation.

15

     8.4. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other persons as the Board of Directors may from time to time designate.
     8.5. Fiscal Year. The fiscal year of the Corporation shall be as determined by the Board of Directors. If the Board of Directors shall fail to do so, the Chief Executive Officer shall fix the fiscal year.
     8.6. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Marshall Islands”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.
     8.7. Amendments. The original or other Bylaws may be adopted, amended or repealed by the stockholders entitled to vote thereon at any regular or special meeting or, if the Articles of Incorporation so provides, by the Board of Directors. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal Bylaws.
     8.8. Interpretation of Bylaws. All words, terms and provisions of these Bylaws shall be interpreted and defined by and in accordance with the General Corporation Law of the Marshall Islands, as amended, and as amended from time to time hereafter.

16

ANNEX O
FOLD AND DETACH HERE AND READ THE REVERSE SIDE
PROXY
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
SPECIAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF SEANERGY MARITIME CORP.
     The undersigned appoints ___________and ___________, and each of them with full power to act without the other, as proxies, each with the power to appoint a substitute, and thereby authorizes either of them to represent and to vote, as designated on the reverse side, all shares of common stock of Seanergy Maritime Corp. held of record by the undersigned on ____________, 2008 at the Special Meeting of Shareholders to be held on ____________, 2008, and any postponement or adjournment thereof.
     THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.
     THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL. SEANERGY MARITIME CORP.’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSALS SHOWN ON THE REVERSE SIDE.
     (Continued and to be signed on reverse side)

VOTE BY TELEPHONE OR INTERNET
QUICK *** EASY *** IMMEDIATE

Seanergy Maritime Corp.
     Voting by telephone or Internet is quick, easy and immediate. As a Seanergy Maritime Corp. shareholder, you have the option of voting your shares electronically through the Internet or on the telephone, eliminating the need to return the proxy card. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m., Eastern standard time, on ____________, 2008.
To Vote Your Proxy By Internet
     It’s fast, convenient, and your vote is immediately confirmed and posted. Follow these four easy steps.
1.	Read the accompanying proxy statement/prospectus and Proxy Card.

2.	Go to the Website http://www.proxyvote.com

3.	Enter your 12-digit Control Number located on your Proxy Card above your name.

4.	Follow the instructions provided.
     YOUR VOTE IS IMPORTANT! http://www._______________!
To Vote Your Proxy By Phone
     It’s fast, convenient and immediate. Follow these four easy steps:
1.	Read the accompanying proxy statement/prospectus and Proxy Card.

2.	Call the toll-free number ( )

3.	Enter your 12-digit Control Number located on your Proxy Card above your name.

4.	Follow the recorded instructions.
     YOUR VOTE IS IMPORTANT! Call _______________!
     DO NOT RETURN YOUR PROXY CARD IF YOU ARE VOTING BY TELEPHONE OR INTERNET.
To Vote Your Proxy By Mail
     Mark, sign and date your proxy card below, detach it and return it in the postage-paid envelope provided.

FOLD AND DETACH HERE AND READ THE REVERSE SIDE
PROXY
     THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL. SEANERGY MARITIME CORP.’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

1.	To approve the Vessel Acquisition by Seanergy Merger Corp. (“Seanergy Buyer”), a wholly owned subsidiary of Seanergy Maritime Corp.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	To approve and authorize the liquidation and dissolution of Seanergy Maritime Corp.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Only if you voted “AGAINST” Proposal Number 1 and you hold shares of Seanergy Maritime Corp. common stock issued in its initial public offering, you may exercise your redemption rights and demand that Seanergy Maritime Corp. redeem your shares of common stock into a pro rata portion of the IPO trust account by marking the “Exercise Redemption Rights” box below. If you exercise your redemption rights, then you will be exchanging your shares of Seanergy Maritime Corp. common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the Vessel Acquisition is completed and you continue to hold these shares through the closing of the Vessel Acquisition and tender your stock certificate to the Seanergy Maritime Corp.

	EXERCISE REDEMPTION RIGHTS		☐

3.
To permit Seanergy Maritime Corp.’s Board of Directors or its chairman, in their discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to adopt Proposal Number 1 or Proposal Number 2.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

	MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT		☐
PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY.

Signature	Signature	Date

     Sign exactly as name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If shareholder is a corporation, sign in full name by an authorized officer.

ANNEX P
FORM OF
AMENDMENT TO
VOTING AGREEMENT
          THIS AMENDMENT (this “Amendment”) to that certain Voting Agreement, dated as of May 20, 2008, as amended (the “Voting Agreement”), entered into by and among Panagiotis Zafet and Simon Zafet (together, the “Former Shareholders”), and United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding, Inc. (collectively, the “Investors”), and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (collectively, the “Inside Shareholders”), as shareholders or beneficial owners of interests in stock of Seanergy Maritime Corp., a Marshall Islands corporation (the “Company”), as the case may be (the Former Shareholders, the Investors and the Inside Shareholders are individually a “Shareholder” and collectively, the “Shareholders” when referred to with respect to either or both of the Company and Buyer), and the Company, as the sole shareholder of Seanergy Merger Corp., a Marshall Islands corporation (“Buyer”) is executed on June      , 2008;
          WHEREAS, each of the Shareholders and Buyer wish to amend the Voting Agreement as more fully described below.
          NOW THEREFORE, in consideration of the foregoing and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
AMENDMENTS
     1. The parties hereto agree to amend the Voting Agreement to delete the eighth “WHEREAS” clause in its entirety, and in its stead, insert the following, so that the same shall read as follows:
     “WHEREAS, in conjunction with and following the Business Combination, the Company plans to dissolve and liquidate with all of the common stock of the Buyer being distributed to the Company’s shareholders at a ratio of one-to-one based on the number of shares of Company Common Stock held by such shareholders (the “Dissolution”).
     2. The parties hereto agree to amend the Voting Agreement to delete the ninth “WHEREAS” clause in its entirety, and in its stead, insert the following, so that the same shall read as follows:
     “WHEREAS, the Shareholders intend that this Voting Agreement apply to the Company before and until the time of the Dissolution and thereafter apply to Buyer;
     3. The parties hereto agree to amend the tenth “WHEREAS” clause by deleting the word “Merger” in the first line thereof, and in its stead inserting the word “Dissolution.”

     4. The parties hereto agree to amend the Voting Agreement to amend Section 1(a). thereof by deleting the word “Merger” in the fifth line thereof, and in it stead inserting the word “Dissolution.”
     5. The parties hereby agree to amend Sections 10(c) and Section 10(d) by deleting the word “Merger” wherever it appears in these subsection, and in its stead inserting the word “dissolution.”
MISCELLANEOUS
     1. The parties hereto acknowledge and confirm that other than as amended herein, the Voting Agreement shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.
     2. The parties hereto acknowledge and agree that any breach of any provision herein or failure by any party hereto to comply with and perform any of the agreements contained herein shall constitute a breach under the Voting Agreement.
     3. This Amendment may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
     4. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment shall be exclusively referred to arbitration in London and conducted in accordance with Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Amendment shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Amendment or the other Transaction Documents, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated

2

proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Amendment, the Company, shall be deemed to be one party, the Investors shall be deemed to be one party, and the Inside Shareholder shall be deemed to be one party.
     5. Capitalized terms used but not defined herein shall have the meanings specified in the Master Agreement.
[Signature page follows]

3

     IN WITNESS WHEREOF, this Voting Agreement has been executed by the parties hereto as of the day and year first above written.

The Former Shareholders

/s/

Panagiotis Zafet, by his attorney-in-fact	Number of Former
Shareholder Shares

/s/

Simon Zafet, by his attorney-in-fact	Number of Former
Shareholder Shares

The Investors

UNITED CAPITAL
INVESTMENTS CORP.

By:	/s/

	Name: Evan Breibart	Number of Investor
	Title: Attorney in fact	Shares

ATRION SHIPHOLDING S.A.

By:	/s/

	Name: Evan Breibart	Number of Investor
	Title: Attorney in fact	Shares

PLAZA SHIPHOLDING CORP.

By:	/s/

	Name: Evan Breibart	Number of Investor
	Title: Attorney in fact	Shares

COMET SHIPHOLDING, INC.

4

By:	/s/

	Name: Evan Breibart	Number of Investor
	Title: Attorney in fact	Shares

The Inside Shareholders

/s/

Georgios Koutsolioutsos	Number of Insider
Shares

/s/

Alexios Komninos	Number of Insider
Shares

/s/

Ioannis Tsigkounakis	Number of Insider
Shares

SEANERGY MARITIME CORP.

By:	/s/

Name: Georgios Koutsolioutsos
Title: President

5

ANNEX Q
FORM OF
AMENDMENT TO
MASTER AGREEMENT
     THIS AMENDMENT (this “Amendment”) to that certain Master Agreement, dated as of May 20, 2008, as amended (the “Master Agreement”), by and among Seanergy Maritime Corp., a Marshall Islands corporation (“Seanergy”), Seanergy Merger Corp., a Marshall Islands corporation (“Buyer” which expression shall include its subsidiary nominees), the Sellers and the Investors (each as defined in the Master Agreement) is executed on June ___, 2008;
     WHEREAS, each of Seanergy, Buyer, the Sellers and the Investors wish to amend the Master Agreement as more fully described below.
     NOW THEREFORE, in consideration of the foregoing and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
AMENDMENTS
     1. The parties hereto agree to amend the Master Agreement to amend Section 1.1 thereof by deleting the definition of “Merger” and “Merger Approval.”
     2. The parties hereto agree to amend the Master Agreement to amend Section 5.1(d) thereof by striking the phrase “and Merger Approval.”
     3. The parties hereto agree to amend the Master Agreement to amend Section 7.11 thereof by striking the phrase “in connection with the Merger in exchange for the above described Common Stock of Seanergy” and substituting for it the phrase “in connection with the liquidation and dissolution of Seanergy, if applicable.”
     4. The parties hereto agree to amend the Master Agreement to amend Section 8.1 by deleting subsection 8.1(k).
MISCELLANEOUS
     5. The parties hereto acknowledge and confirm that other than as amended herein, the Master Agreement shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.
     6. The parties hereto acknowledge and agree that any breach of any provision herein or failure by any party hereto to comply with and perform any of the agreements contained herein shall constitute a breach under the Master Agreement.
     7. This Amendment may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.

     8. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment shall be exclusively referred to arbitration in London and conducted in accordance with Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators. Upon receipt by one party of the nomination in writing of such other party’s arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association (“LMAA”) then in effect. The parties agree that any tribunal constituted under this Amendment shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Amendment or the other Transaction Documents, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal. For purposes of this Amendment, Seanergy, Buyer and their subsidiaries shall be deemed to be one party, and Investors and Sellers shall be deemed to be one party.
     9. Capitalized terms used but not defined herein shall have the meanings specified in the Master Agreement.
[Signature page follows]

     IN WITNESS WHEREOF, the parties hereto, in the respective capacities under the agreements to which they are a party, by their officers duly authorized, have executed this Agreement as of the date first above written.
SEANERGY MARITIME CORP.

By:	/s/ Name: Title:
SEANERGY MERGER CORP.

By:	/s/ Name: Title:

The Investors have caused this Agreement to be executed solely to indicate their acceptance of and agreement to their obligations set forth in Sections 2.3, 4.2,6.1(b), 7.9 and 7.11.

UNITED CAPITAL INVESTMENTS CORP.

By:	/s/ Name: Title:
ATRION SHIPHOLDING S.A.

By:	/s/ Name: Title:
PLAZA SHIPHOLDING CORP.

By:	/s/ Name: Title:
COMET SHIPHOLDING, INC.

By:	/s/ Name: Title:

The Sellers

VALDIS MARINE CORP.		PAVEY SERVICES LTD.

By:	/s/	By:	/s/

	Name:		Name:
	Title:		Title:

GOLDIE NAVIGATION LTD.		SHORELINE UNIVERSAL LIMITED

By:	/s/	By:	/s/

	Name:		Name:
	Title:		Title:

KALISTOS MARITIME S.A.		KALITHEA MARITIME S.A.

By:	/s/	By:	/s/

	Name:		Name:
	Title:		Title:

ANNEX R
PLAN OF COMPLETE LIQUIDATION AND DISSOLUTION
OF
SEANERGY MARITIME CORP.
1.	Seanergy Maritime Corp., a Marshall Islands corporation (the “Corporation”) will, following the Initial Closing (the “Effective Date”) as defined in that certain Master Agreement by and among the Corporation, Seanergy Merger Corp., a wholly-owned subsidiary of the Corporation (the “Subsidiary”), and several sellers and investors dated as of May 20, 2008, as amended, wind up its affairs, contribute certain assets to the Subsidiary, distribute all of its remaining assets in complete liquidation of the Corporation and dissolve the Corporation in compliance with Marshall Islands law, as more fully described herein.

2.	As soon as practicable following the Effective Date, the officers of the Corporation shall cause the Subsidiary to file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Act of 1933, as amended (the “Registration Statement”), or an Information Statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Information Statement”), in order to effectuate the distribution of the common stock of the Subsidiary as set forth below.

3.	As soon as practicable following the date that the Registration Statement or Information Statement is declared effective, the officers of the Corporation shall (a) make one or more transfers of the Corporation’s cash and cash equivalents to the Subsidiary (other than cash or cash equivalents that the officers deem necessary and reasonable to retain in order to meet the claims, liabilities or expenses of the Corporation), (b) distribute the common stock of the

Subsidiary held by the Corporation pro rata to the holders of the shares of common stock of the Corporation, and (c) distribute all other assets of the Corporation pro rata to the holders of the shares of common stock of the Corporation.

4.	The Subsidiary shall assume the Corporation’s obligations under the warrants, as provided for in Section 4.4 in the Warrant Agreement governing their terms, which was executed and delivered upon consummation of the Corporation’s initial public offering.

5.	The officers of the Corporation shall then proceed with the voluntary dissolution of the Corporation under the laws of the Marshall Islands as soon as practicable.

6.	Each distribution pursuant to this Plan is an integral part of the complete liquidation and dissolution of the Corporation and the aggregate of said distributions shall be solely in exchange for, and in complete redemption and cancellation of, and in payment for, all of the issued and outstanding stock of the Corporation, and shall be subject to all remaining debts, obligations, contracts and liabilities of the Corporation.

7.	The officers of the Corporation are authorized, empowered and directed to execute, file and deliver all documents that they may deem necessary or advisable to carry out the purposes and intentions of this Plan, including the filing of the certificate of dissolution with the Registrar of Corporations for the Marshall Islands and any tax or other government forms.

8.	The officers of the Corporation are authorized, empowered and directed to do such other acts in the name of the Corporation and on its behalf which they may deem necessary or advisable in order to carry out the purposes and intentions of the Plan as soon as practicable.

2

Proposed Transaction for Shareholder Approval

(AMEX: SRG)

June 2008

- Confidential -

Page 1

Proposed Transaction for Shareholder Approval (AMEX: SRG) June 2008

Safe Harbor Statement Except for the historical information contained herein, this presentation contains among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company's plans, objectives, expectations and intentions and other statements identified by words such as "may", "could", "would", "should", "believes", "expects", "anticipates", "estimates", "intends", "plans" or similar expressions. These statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission. Actual results, including, without limitation, operating or financial results, if any, may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control). Forward-looking statements include statements regarding: the delivery and operation of assets of Seanergy Merger Corp. ("Seanergy Buyer"); Seanergy Buyer's future operating or financial results, including the amount of fixed hire Seanergy Buyer may receive; future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; future payments of dividends and the availability of cash for payment of dividends; statements about dry bulk industry trends, including charter rates and vessel values and factors affecting vessel supply and demand; expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels' useful lives; expectations about the availability of insurance on commercially reasonable terms; Seanergy Buyer's ability to repay its proposed credit facility, to obtain additional financing and to obtain replacement charters for its vessels; assumptions regarding interest rates; greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels; change in the rate of growth of the world and various regional economies; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations, including laws and regulations related to the use of single-hulled vessels. Page 2

The financial information and data contained in this presentation is unaudited and does not conform to the Securities and Exchange Commission's Regulation S-X. Accordingly, such information and data may not be included in, or may be presented differently in, the Company's proxy statement to solicit shareholder approval for the proposed Business Combination. This presentation includes certain estimated financial information and forecasts (EBIT, EBITDA, and Time Charter Equivalent Revenue) that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The Company believes that the presentation of these non-GAAP measures provides information that is useful to the Company's shareholders as it indicates the ability of Seanergy Buyer, if the Business Combination of Seanergy Maritime Corp. and Seanergy Buyer is effected, to meet capital expenditures, working capital requirements and other obligations, and make distributions to its stockholders. However, EBIT, EBITDA and Time Charter Equivalent Revenue should be considered in addition to and not as substitutes for, or superior to operating income, cash flows, revenue or other measures of financial performance prepared in accordance with GAAP. EBIT, EBITDA and Time Charter Equivalent Revenue may not be comparable to similarly titled measures reported by other companies. The Company undertakes no obligation to publicly update or revise any forward-looking statements or other information or data contained in this presentation, whether to reflect any change in our expectations with respect to such statement or any change in events, conditions or circumstances on which any statement is based, or otherwise. This presentation has been filed with the Securities and Exchange Commission on May 22, 2008 as part of a Current Report on Form 6-K of Seanergy Maritime Corp. (the "Company"). The Company is holding presentations for certain of its security holders, as well as certain other persons, regarding the proposed Business Combination pursuant to which the Company will purchase 6 drybulk vessels from affiliates of members of the Restis Family, as described in the Company's current report on form 6-K, filed May 22, 2008. Maxim Group LLC, the managing underwriter of the Company's initial public offering ("IPO") consummated September 24, 2007, is assisting the Company in its efforts and will receive the deferred portion of its underwriting discount from the IPO of approximately $5.36 million, as well as approximately $3.85 million in financial advisory fees upon consummation of the Business Combination. Safe Harbor Statement Page 3

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of the Company's stockholders to be held to approve the Business Combination. Each of the Company's officers and directors who are also stockholders of the Company have waived their rights to any liquidation distribution the Company makes with respect to shares they acquired before the IPO. Therefore, their securities will be worthless if the Company does not acquire a target business within two years of the IPO date, as required by its Certificate of Incorporation. Stockholders of the Company and other interested persons are advised to read the Company's definitive proxy statement, when available, in connection with the Company's solicitation of proxies for the special meeting because these documents will contain important information. Such persons are also advised to read the Company's annual report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 31, 2008, for a description of the security holdings of the Company's officers and directors and their respective interests in the Company should the Business Combination be consummated. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Seanergy Maritime Corp. Alexios Komninos CFO & Director 33, Stadiou Str Athens 105 59 Greece Seanergy Maritime Corp. is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the SEC. Seanergy's proxy statement with respect to the proposed Business Combination will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC's rules. It is, however, the intent of Seanergy to provide to its shareholders proxy materials with respect to the proposed Business Combination that meet the form and content requirements of the Schedule 14A of the Securities Exchange Act of 1934, as amended. The proxy statement, once available, and the annual report on Form 10-K can also be obtained, without charge, at the Securities and Exchange Commission's internet site at http://www.sec.gov Safe Harbor Statement Page 4

Key EV = Enterprise Value (Market Capitalization plus debt, minority interest and preferred shares, minus total cash and cash equivalents EBIT = Earnings Before Interest and Taxes EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization Earn-out EBITDA = As per the Master Agreement, "EBITDA" means "Gross Revenues" less "Operating Expenses". "Gross Revenues" means all revenues generated by the subsidiaries of Buyer that own the Vessels for the period between October 1, 2008 and September 30, 2009, on an aggregate basis, excluding gains or losses on disposal of a Vessel. "Operating Expenses" means all operating expenses of Buyer associated with the Vessels for the period between October 1, 2008 and September 30, 2009 except: (i) gains or losses on disposal of property and equipment; (ii) expenses associated with the operation of the Vessels that are not set forth in budgets prepared by EST in good faith and provided to the subsidiaries of Buyer that own the Vessels, which expenses are also outside of the commercially reasonable control of EST; and (iii) any expenses associated with the change of name or flag of any Vessel. Notwithstanding the foregoing and for the avoidance of doubt, Operating Expenses shall not include (a) depreciation and amortization (including impairment of assets, non-recurring costs or expenses, extraordinary items, unusual items, and any other non-operating income or expenses); or (b) any expenses associated with the transactions contemplated under this Agreement, including but not limited to any expenses associated with the change of name, flag or crew of any of the Vessels. FY = Full fiscal year m = Million Drybulk Peer Group = Consists of Diana Shipping Inc. (NYSE: DSX), Eagle Bulk Shipping Inc. (Nasdaq: EGLE), Genco Shipping & Trading Ltd. (Nasdaq: GSTL), Oceanfreight Inc. (Nasdaq: OCNF), Paragon Shipping Inc. (Nasdaq: PRGN) and Star Bulk Carriers Corp. (Nasdaq: SBLK) Redemption = Seanergy's public stockholders who vote against a business combination which is approved will be entitled to redeem their stock for their pro rata portion of the trust account, excluding interest previously distributed to the public stockholders. Public stockholders who redeem their stock for a share of the trust account will continue to have the right to exercise any warrants they may hold. TCE = Time Charter Equivalent: Time charter revenue and/or the voyage charter revenue, net of commissions (normally expressed in dollars per ton). Expressed in $ per day $10.00 = The cash amount per share that a redeeming shareholder would receive Page 5

Business Combination Company(tm) ("BCC(tm)") trading on the AMEX Raised $231m via IPO (including green shoe) in September 2007 $10.00 unit structure - 1 share of common stock (SRG) and 1 warrant (SRGW) $231m held in escrow or $10.00 per share for IPO shareholders in the event of a liquidation Quarterly dividend of interest income to shareholders of approx. $0.07 per share On May 20th, 2008, Seanergy Maritime Corp. entered into a definitive share purchase agreement to acquire 6 dry bulk carriers from companies controlled by members of the Restis Family for $395,280,750 Expected pre-business combination private discount ~ 90%(1) Affiliates of the Seller are giving Right of First Refusal for 2 more vessels The Restis Family will own approximately 50% of the Founder's Equity - including warrants The Restis Family purchased from the Zafet brothers' their position in Seanergy Maritime Corp. Board of Directors: 6 additional independent directors to be appointed and one additional director to be mutually appointed Overview - Seanergy Maritime Corp. ("SRG") The peer group consists of (DSX), (GNK), (EGLE), (OCNF), (PRGN), (SBLK). Based on Seanergy estimates, public filings, wall street research and I/B/E/S Earnings Estimated on Bloomberg as of 6/16/2008. Average vessel valuation derived from independent broker reports Page 6

Prominent Greek Families Partnering Successful Business Strategies The Restis Family has over a 40 year track record in the shipping industry Vast experience in operating vessels in multiple verticals in the shipping industry Over 65 vessels managed/owned/operated with approx. 30 new vessels on delivery with companies associated with the Restis Family The Family also has strategic minority holdings in companies that control over 90 additional vessels Companies that are affiliated with the Restis Family South African Marine Corp. Safbulk Pty. Ltd. Enterprises Shipping and Trading S.A. First Financial Corp. Golden Energy Marine Corp. The Koutsolioutsos family - Public Company Experience Folli Follie S.A., 1982, a luxury goods brand, active in 24 countries with over 350 points of sale, including London, Tokyo, Paris & New York One of the first companies to obtain a full retail license in mainland China Ranked among the top 10 brands in Luxury goods in Japan Folli Follie S.A. (ATSE:FOLLI), acquired Hellenic Duty Free Shops in 2003 (ATSE:HDF) - one of the top 15 duty free operators worldwide with a market cap of over $1 billion Acquired Links of London in 2006, a UK based luxury goods brand Dominant player in the sector with subsidiaries in the UK, USA, & Hong Kong Acquired Elmec Sport S.A. in 2007 for €200m

Experienced Management and Board of Directors

seanergy

George Koutsolioutsos
Chairman & Director

Dale Ploughman
CEO & Director

Alexis Komninos
CFO & Director

Ioannis Tsigkounakis
Secretary & Director

Elias Culcundis
Independent Director

Kostas Koutsoubelis
Director

Director

Independent Director

Independent Director

Independent Director

Independent Director

Independent Director

Independent Director

- Confidential -

Page 8

Ioannis Tsigkounakis Secretary & Director Dale Ploughman CEO & Director Alexis Komninos CFO & Director George Koutsolioutsos Chairman & Director Experienced Management and Board of Directors Elias Culcundis Independent Director Kostas Koutsoubelis Director Director 6 additional independent directors to be appointed & one director to be mutually appointed Independent Director Independent Director Independent Director Independent Director Independent Director Independent Director

Cash Consideration: $367,030,750 at closing: $231,000,000 from trust account $136,030,750 of new debt Seller's Note: Value: $28,250,000 Shares underlying Seller's Note: 2,260,000 Conversion Price: $12.50 Term: 2 years Coupon: Libor Additional Stock Consideration: One earn-out: 4,308,075 in shares ($10.00 per share) Earned 12 months post-closing if certain EBITDA hurdles are met: 80% of expected EBITDA FY1(4) Transaction Structure SRG Insiders Restis Family Public East 0.131 0.131 0.737 Fully Diluted Treasury Method Ownership Shares(1,2,3) 5,552,917 5,552,917 31,185,000 Total 42,290,833 Assumes a Treasury Method calculation based on a share price of $10.00 and an exercise price of $6.50 Does not include 4,308,075 shares that may be issued to the Restis Family in the 12 months period from closing, based on certain EBITDA hurdles being achieved Does not include 2,260,000 shares that may be attributable to the conversion of the Seller's Note Earn-out EBITDA as per the Master Agreement

Transaction Valuation Discount

Pre-Business Combination Valuation	
Acquisition Price	**$395,280,750**
FY1 Estimated EBITDA (1)	**$88,780,540**
Acquisition Price/FY1 EBITDA Multiple	4.5x
Peer Group EV/2008E EBITDA Multiple(2)	8.5x
Estimated Discount	**90.0%**

Pro Forma Valuation	
Share Price Example	**$10.00**
Total Shares Outstanding (Fully Diluted - Treasury Method) (3,4)	**42,290,833**
Market Capitalization	**$422,908,330**
Plus: Net Debt (Cash) - No Redemptions	$177,448,936
Enterpise Value	**$600,357,266**

Pro Forma Transaction Metrics	
FY1 EBITDA (1)	**$88,780,540**
EV/ FY1 EBITDA Multiple	6.8x
Peer Group EV/ 2008E EBITDA Multiple(2)	8.5x
Estimated Discount to Peer Group	**20.1%**
FY1 SRG Expected Dividend Yield to Public(1,5)	12.0%
Peer Group Dividend Yield(2)	9.7%
Estimated Premium to Peer Group	**24.2%**
% Distributable Cash Flow	**64.6%**

FY1 EV/EBITDA Multiples

6.8x
8.5x
SRG
Peer Group

FY1 Dividend Yield

12.0%
9.7%
SRG
Peer Group

- Confidential -
Page 10

(1) Assumes the Business Combination is consummated on September 1, 2008. FY1 refers to the first 4 successive quarters from September 1, 2008 through September 1, 2009 The peer group consists of (DSX), (GNK), (EGLE), (OCNF), (PRGN), (SBLK). Based on Seanergy estimates, public filings, wall street research and I/B/E/S Earnings Estimated on Bloomberg as of 6/16/2008 Does not include 4,308,075 shares that may be issued to the Restis Family in the 12 months period from closing, based on certain EBITDA hurdles being achieved Does not include 2,260,000 shares that may be attributable to the conversion of the Seller's Note Based on a basic share count Transaction Valuation Discount SRG Peer Group FY1 EBITDA 6.8 8.46 FY1 EV/EBITDA Multiples SRG Peer Group Dividend 0.12 0.0966 FY1 Dividend Yield Page 10

Company Overview

Seanergy will operate 6 drybulk carriers All 6 vessels will be on time charter Carrying capacity of 317,743 deadweight tons 2 Panamax 2 Handysize 2 Supramax Safbulk to be the exclusive broker for the fleet Safbulk - strong reputation in the international shipping industry for efficiency & reliability Management team to actively monitor and control vessel operating expenses incurred by technical managers through oversight of their activities Daily technical management of vessels to be undertaken by Enterprises Shipping and Trading S.A. ("EST") Established in 1973 Currently manages 65 vessels and 30 additional ships under construction Employs 150 on-shore staff and 5,500 sea staff Holds ISO 9001 and 14001 Certification Holds the Committed to Excellence Award - 2004, 2005, 2006; 4 stars Certification 2006 EST was the first ship-management company to receive such awards All 6 vessels will be on time charter to South African Marine Corporation Ship Management Structure

South African Marine - Established in 1946 Grew to be the largest shipping group in Africa 1999 - The Restis Family acquired the non-liner business of South African Marine from a subsidiary of Old Mutual. The acquisition included: 13 dry bulk vessels South African Marine and Safbulk shipping brand names The Restis Family has since expanded it's operations significantly in various segment of the market Commercially manages over 50 vessels in the dry bulk segment Transports more than 35 million tons of cargo annually Generated over $500 million in dry bulk fleet revenues in 2007 Dedicated chartering company with a fleet of 15 vessels, including the Seanergy ships South African Marine - Time Charterer

Fleet Profile

Vessel Name*	Vessel Type	Vessel Class	Capacity (dwt)	Year Built	TCE Rate	Time Charter Expiry
M/V African Oryx	Single Hull	Handysize	24,110	1997	30,000	Sep-09
M/V African Zebra	Single Hull	Handysize	38,632	1985	36,000	Sep-09
M/V Hull K215	Single Hull	Supramax	54,000	2008	60,000	Sep-09
M/V Bremen Max	Single Hull	Panamax	73,503	1993	65,000	Sep-09
M/V Hamburg Max	Single Hull	Panamax	73,498	1994	65,000	Sep-09
M/V Hull K216	Single Hull	Supramax	54,000	2008	60,000	Oct-09
Total/Average			317,743	10.5 yrs	52,710	

Supramax

Handysize

Panamax

- Confidential -

Page 14

Fleet Profile Supramax Handysize Panamax Page 14

Advantages & Growth

Fleet growth potential - excess capital and debt capacity provide a vehicle for future growth Right of first refusal to buy 2 vessels from affiliates of the Restis Family in 2009 Strong cash flow to facilitate one of the highest expected yields in peer group Modern and diversified fleet Safbulk & EST - Strong commercial and technical management Top-tier charterer The Restis Family has extensive, strong relationships in multiple verticals in the shipping industry Competitive Advantages

Forecasted Financials

Expected Operating Margins for First Full Fiscal Year

$52,710
$52,710
$53,000
$42,400
$31,800
$21,200
$10,600
$0
$35,133
$13,633
CF Breakeven
NI Breakeven
D&A
CAPEX
INT
G&A
OPEX
Mgmt Fee
Commissions

Note: Numbers may not sum due to rounding

- Confidential -

Page 18

Free Net Cash Flow Income Operating Expenses $5,276 $5,276 Mgmt Fees $650 $650 Commissions $1,977 $1,977 General & Administrative $1,620 $1,620 Interest Expense $3,046 $3,046 Depreciation & Amortization - $22,565 Maintenance Capital Expenditures $1,065 - Total $13,633 $35,133 Net $39,076 $17,576 Margin ~74% ~33% CF Breakeven NI Breakeven Operating Expenses 5276 5276 Management Fee 650 650 Commissions 1977 1977 General & Administrative 1620 1620 Maintenance CapEx 1065 0 Interest Expenses 3046 3046 Principal Payment 0 0 Depreciation & Amortization 0 22565 Fleet-Wide Average Charter Rate 52710 52710 $13,633 $38,907 $52,710 $52,710 Estimated Daily Breakeven Analysis Fleet-wide average net TCE rate of $52,710 Cash outflow - approx. 26% of net revenue G&A is based on estimate of $3.5 million for FY 1 over the 6 vessels in the Initial Fleet Note: Numbers may not sum due to rounding D&A OPEX INT G&A CAPEX Expected Operating Margins for First Full Fiscal Year Mgmt Fee Commissions $35,133

Financial FY1 Assumptions

Fleet Aggregate Figures	FY1 (millions)	Margins
Purchase Price	$395.3	
Gross Revenue	$109.2	
TCE Revenue (Net of Commissions & Mgmt Fees)	$103.7	
Operating Expenses	($11.4)	10.4%
G&A	($3.5)	3.2%
EBITDA	$88.8	81.3%
Distributable Cash Flow	$53.1	
Dividends	$34.3	64.6%
Total Ending Cash Balance [(1)]	$23.4	

(1) Includes ~$4.6 million of restricted cash

- Confidential -

Page 19

Utilization rate: 360 days on-hire for non-dry docked vessels Dry-docking: 2 vessels with special survey and dry docking (30 days each) for a total of 60 days off-hire - a total of $2.3 million for the dry docking expenses Management fees: $650 per vessel Commissions: 3.75% Rates are based on chartering agreements Financial FY1 Assumptions Includes ~$4.6 million of restricted cash

Growth Strategy Seanergy's goal is to double the fleet by 2011 2 ships 2009; exercise right of first refusal to acquire 2 vessels from affiliates of the Restis Family 2 ships 2010 2 ships 2011 Take advantage of the strong fundamentals in shipping to grow the company and enhance shareholder value Enter into new-building contracts Access secondary market Ability to purchase operating shipping companies utilizing cash & stock Partner with end users for additional growth and shareholder value If Seanergy were to increase it's debt level to be in line with it's peers, plus warrant exercise, should allow approx. $300 - $400 million worth of additional capital for growth(2) Excess debt capacity provides a vehicle for future growth Approx. $150 million of additional capital upon exercise of Seanergy's public warrants Utilize public currency for further acquisitions FY1 free cash: ~ $23.4 million, post-dividends and after debt service(3) Growth without further dilution Estimated Debt/Capitalization. Assumes no redemption Assumes similar terms of debt to the existing debt. Additionally, assumes the Company can continue to meet the expected customary financial covenants with reference to current asset values Excludes cash from warrants and includes ~4.6m of restricted cash Page 20

Maintaining Strong Cash Flows in a Cyclical Market YR2 Staggered employment periods to take advantage of market fluctuations 70% fleet coverage 30% spot market Ability to lock-in forward rates in the Forward Freight Agreement ("FFA") market Exposure to the interest market will increase as the fleet grows Hedge the interest rate with SWAPs to limit exposure to market movements Partner with strategic investors with proprietary cargoes Creates an in-house user base Leverage relationships with the major commodity houses to build meaningful positions and charterer relationships Page 21

Industry Highlights* *Disclaimer The statistical and graphical information contained under the heading is drawn from the Clarkson Research Services Limited ("CRSL") database and other sources. CRSL has advised that: (i) some information in CRSL's database is derived from estimates or subjective judgments; and (ii) the information in the databases of other maritime data collection agencies may differ from the information in CRSL's database; and (iii) whilst CRSL has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors; and (iv) CRSL, its agents, officers and employees do not accept liability for any loss suffered in consequence of reliance on such information or in any other manner; and (v) the provision of such information does not obviate any need to make appropriate further enquiries; (vi) the provision of such information is not an endorsement of any commercial policies and/or any conclusions by CRSL; and (vii) shipping is a variable and cyclical business and any forecasting concerning it cannot be very accurate. The structure of this presentation has been produced by Maxim. Clarkson Research Services Limited (CRSL) have not reviewed the context of any of the statistics or information contained in sections other than the "industry highlights section" of the presentation and all statistics and information in sections other than the "industry highlights" section were obtained by Maxim from standard CRSL published sources.

Robust Industry Fundamentals

Chinese Steel Demand
tonnes per urban capita
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
2x growth in 6 years
2000
2006

Source: Clarkson Research Services

Steel Consumption (2006)
tonnes per urban capita
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
India
US
EU-25
China
Japan
South Korea

Source: Clarkson Research Services

- Confidential -
Page 23

Robust Industry Fundamentals Source: Clarkson Research Services Chinese Steel Demand 2000 2006 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 tonnes per urban capita 2x growth in 6 years Rapid urbanization leads to increasing per capita consumption in China and India India's steel consumption could surpass 200mm tons by 2020, compared to 48.6mm tons in 2006 (Source: R.K. Markan, Steelworld - 2007). India expanding investment in cities - the UN currently forecasts that India's urban population will increase from 326mm people in 2005 to over 470mm by 2020. Source: Clarkson Research Services Steel Consumption (2006) 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 India US EU-25 China Japan South Korea tonnes per urban capita

Robust Industry Fundamentals

Chinese Steel Production

million tonnes
550
500
450
400
350
300
250
200
150
100
50
0
1997 - 2007
CAGR: 16.2%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Source: Clarkson Research Services

Indian Steel Production

million tonnes
55
50
45
40
35
30
25
20
15
10
5
0
1997 - 2007
CAGR: 7.3%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Source: Clarkson Research Services

- Confidential -

Page 24

Robust Industry Fundamentals Source: Clarkson Research Services Chinese Steel Production 0 50 100 150 200 250 300 350 400 450 500 550 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 million tonnes 1997 - 2007 CAGR: 16.2% Source: Clarkson Research Services Indian Steel Production 0 5 10 15 20 25 30 35 40 45 50 55 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 million tonnes 1997 - 2007 CAGR: 7.3%

Seaborne Trade Growth in Dry Bulk Commodities

million tonnes
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1997 - 2001
CAGR: 3.4%
2002 - 2008
CAGR: 6.0%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008F

Source: Clarkson Research Services

** Totals include 'major' and 'minor' bulk commodities*

- Confidential -

Page 25

Seaborne Trade Growth in Dry Bulk Commodities * Totals include 'major' and 'minor' bulk commodities 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007E 2008F Source: Clarkson Research Services million tonnes 2002 - 2008 CAGR: 6.0% 1997 - 2001 CAGR: 3.4%

Growth in Chinese Iron Ore Imports

Chinese Iron Ore Imports
million tonnes
500
400
300
200
100
0
1997 - 2008
CAGR: 20.7%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008F

Source: Clarkson Research Services

- Confidential -

Page 26

Growth in Chinese Iron Ore Imports Chinese Iron Ore Imports 0 100 200 300 400 500 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007E 2008F Source: Clarkson Research Services million tonnes 1997 - 2008 CAGR: 20.7%

Demand from China

Chinese Iron Ore Imports by Source

mt
16
14
12
10
8
6
4
2
0
Australia
India
Brazil
Others
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

Source: Clarkson Research Services

Chinese Steel Products Trades

mt
9
8
7
6
5
4
3
2
1
0
Exports
Imports
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

Source: Clarkson Research Services

- Confidential -

Page 27

Demand from China Chinese Iron Ore Imports by Source Source: Clarkson Research Services 0 2 4 6 8 10 12 14 16 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08 mt Australia India Brazil Others Chinese Steel Products Trades Source: Clarkson Research Services 0 1 2 3 4 5 6 7 8 9 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08 mt Imports Exports

Chinese Seaborne Trade Source: Clarkson Research Services Source: Clarkson Research Services Chinese Imports Chinese Exports 0 10 20 30 40 50 60 70 80 90 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08 General Cargoes Bulker Cargoes Tanker Cargoes m. tonnes % 3-month moving averages of seaborne exports

Baltic Dry Index Performance

Index
The Baltic Dry Index (BDI)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2002 - 2008 Average: 3,919
1997 – 2001 Average: 1,234
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08

Source: Clarkson Research Services

- Confidential -

Page 29

Baltic Dry Index Performance The Baltic Dry Index (BDI) 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Source: Clarkson Research Services Index 2002 - 2008 Average: 3,919 1997 - 2001 Average: 1,234

Dry Bulk Orderbook Source: Clarkson Research Services, May 2008 Existing Fleet (M DWT) Deliveries Jan - Apr 08 Million DWT on Order 1st May 2008 Vessels Million DWT 2008 2009 2010 2011 2012 2013 2014 Total Capesize 133.5 10 1.81 6.86 28.16 54.11 29.30 7.01 0.80 - 126.2 Panamax 110.4 26 2.07 5.57 11.13 17.83 12.49 1.97 0.08 - 49.1 Handymax 78.4 28 1.53 6.50 14.77 13.72 8.42 1.53 0.05 - 45.0 Handysize 76.6 23 0.62 3.03 6.96 80 4.24 0.94 0.10 - 22.1 Total 398.8 251 6.03 21.95 61.01 92.46 54.45 11.45 1.03 - 242.4 % of Existing Fleet - - 1.51% 5.5% 15.3% 23.2% 13.7% 2.9% 0.3% 0.0% 60.8% 1st May 2008 1st May 2008 Existing Fleet (20+ years) Existing DWT (vessels 20+ years) Number of Vessels % of Fleet Total DWT (mm) % of Orderbook Capesize 150 19.3% 25.0 19.9% Panamax 357 23.7% 23.9 48.8% Handymax 400 24.6% 17.8 39.7% Handysize 1,767 61.6% 47.6 216.0% Total 2,674 39.4% * 114.5 47.3% * Equivalent to 28.7% in deadweight terms.

Seaborne Trade Growth in Minor Bulks

Seaborne Trade in Minor Bulks
mt
1,100
1,050
1,000
950
900
850
800
750
700
650
600
550
Trade projected to increase by 4% in 2008. CAGR 1997-2007: 3.3%
601
620
630
677
720
722
741
747
755
778
799
811
854
918
930
981
1029
1070
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007(e)
2008(f)

Source: Clarkson Research Services

- Confidential -

Page 31

Seaborne Trade Growth in Minor Bulks Source: Clarkson Research Services 601 620 630 677 720 722 741 747 755 778 799 811 854 1029 1070 981 918 930 550 600 650 700 750 800 850 900 950 1,000 1,050 1,100 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007(e) 2008(f) mt Trade projected to increase by 4% in 2008. CAGR 1997-2007: 3.3%

Seaborne Trade Growth in Iron Ore

mt
900
800
700
600
500
400
300
200
100
0
Trade projected to increase by 8% in 2008. CAGR 1997-2007: 6.2%
358
337
352
380
402
392
429
430
403
448
451
480
517
587
661
723
785
850
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007(e)
2008(f)

Source: Clarkson Research Services

- Confidential -

Page 32

Seaborne Trade Growth in Iron Ore Source: Clarkson Research Services 850 785 723 661 587 517 480 451 448 403 430 429 392 402 380 352 337 358 0 100 200 300 400 500 600 700 800 900 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007(e) 2008(f) mt Trade projected to increase by 8% in 2008. CAGR 1997-2007: 6.2%

Seaborne Trade Growth in Coking and Thermal Coal

Seaborne Trade in Coking Coal

mt
230
220
210
200
190
180
170
160
150
140
130
120
Trade projected to increase by 7% in 2008. CAGR 1997-2007: 2.1%
159
154
156
157
160
165
170
169
162
174
169
171
178
179
184
190
211
226
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007(e)
2008(f)

Source: Clarkson Research Services

Seaborne Trade in Thermal Coal

mt
600
550
500
450
400
350
300
250
200
150
100
Trade projected to increase by 3% in 2008. CAGR 1997-2007: 7.1%
193
202
201
214
238
256
280
285
300
346
383
406
448
483
507
543
574
589
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007(e)
2008(f)

Source: Clarkson Research Services

- Confidential -

Page 33

Seaborne Trade Growth in Coking and Thermal Coal Source: Clarkson Research Services Seaborne Trade in Coking Coal 159 154 156 157 160 165 170 169 162 174 169 171 178 179 184 190 211 226 120 130 140 150 160 170 180 190 200 210 220 230 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007(e) 2008(f) mt Trade projected to increase by 7% in 2008. CAGR 1997-2007: 2.1% Source: Clarkson Research Services Seaborne Trade in Thermal Coal 574 589 543 507 483 448 406 383 346 300 285 280 201 214 238 256 193 202 100 150 200 250 300 350 400 450 500 550 600 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007(e) 2008(f) mt Trade projected to increase by 3% in 2008. CAGR 1997-2007: 7.1%

Seaborne Trade Growth

Seaborne Dry Bulk Trade

Percentage
9
6
3
0
-3
Industrial Production
OECD total annual average
Percentage growth of seaborne dry trade
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007 (e)
2008 (f)

Source: Clarkson Research Services

- Confidential -

Page 34

Seaborne Dry Bulk Trade -3 0 3 6 9 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (e) 2008 (f) Source: Clarkson Research Services Percentage Percentage growth of seaborne dry trade Industrial Production OECD total annual average Seaborne Trade Growth

Conclusion

The peer group consists of (DSX), (GNK), (EGLE), (OCNF), (PRGN), (SBLK). Based on SRG estimates, public filings and I/B/E/S Earnings Estimates from Bloomberg as of 6/9/08 6/16/08 12.0% payout based on the per share amount held in trust based on a basic share count basis Strong cash flow 100% charter coverage Management and Board of Directors with significant shipping and public expertise Vast experience in operating vessels in multiple verticals in the shipping industry Successful track record of growing public companies and creating value for shareholders 6 additional independent directors to be appointed and one director to be mutually appointed Fleet growth potential Right of first refusal to buy 2 vessels from members of the Restis Family in 2009 Excess capital and debt capacity provide the ability to purchase vessels in the secondary market Approx. $150 million of additional capital upon exercise of Seanergy's public warrants Modern and diversified fleet One of the highest expected dividend payouts in the High Yield Dry Bulk peer group(1,2) Robust Industry fundamentals Significantly undervalued vs. peer group(1) SRG Investment Highlights

Thank You

Company Alexios Komninos CFO & Director Seanergy Maritime Corp. Tel. Athens: +30 210-372-6200 Email: alxco@ath.forthnet.gr Investor Relations Nicolas Bornozis Capital Link, Inc. Tel. (212) 661-7566 E-Mail: nbornozis@capitallink.com Contacts